Form 20-F
period 2010-12-31
SodaStream International Ltd.
filed 2011-06-30
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

Gilboa Street, Airport City
Ben Gurion Airport 70100, Israel

(Address of principal executive offices)

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 70100, Israel
Telephone: +972 (3) 976-2301
Facsimile: +972 (3) 973-6673

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.645 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of December 31, 2010, there were 18,447,862 shares of the registrant’s ordinary shares outstanding, NIS 0.645 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS IN THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

SODASTREAM INTERNATIONAL LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

i

INTRODUCTION

In this annual report, the terms “SodaStream,” “we,” “us,” “our” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries. References to “Euros” or “€” are to the Euro, the official currency of the European Union; references to “U.S. Dollars,” “$” or “dollars” are to United States dollars; and references to “NIS” are to New Israeli shekels.

We obtained the industry, market and competitive position data in this annual report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. The third-party studies were conducted by ToLuna Germany GmbH (formerly Ciao Surveys GmbH), Intervjubolaget Imri AB, Ipsos Tambor, s.r.o., Panels Limited Ltd. and Spinach Ltd. These third parties surveyed approximately 500 people each in certain of our smaller markets and approximately 1,000 people each in certain of our larger markets. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. SodaStream® and Soda-Club® are some of our registered trademarks. Fizz ChipTM is one of our trademarks. We also have a number of other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•   our continued expansion into, and the acceptance of our products in, the United States;

•   our ability to re-introduce and increase our presence in Western European countries;

•   our ability to educate retailers and consumers about the benefits of our products;

•   the marketing techniques that we intend to use for expansion into new markets;

•   the estimated cost of constructing or purchasing, and the timing of completion of, an additional manufacturing facility;

•   our ability to help retailers understand and successfully manage our cylinder exchange program;

•   our intention to build up our distribution locations, particularly in high foot traffic locations;

•   our intention to increase the number of stores in each market where we sell our products;

ii

•   our intention to increase the number of locations in each market where consumers can exchange their empty CO2 cylinders;

•   our intention to expand our refilling capabilities;

•   our belief that demand for sparkling water will increase in the future;

•   our belief that the sale of soda makers will increase the sale of consumables;

•   our ability to increase our installed base of soda makers in order to generate ongoing demand for consumables;

•   future product developments and our plans for the SodaStream Inside program including our plans to license our proprietary carbonating technology to third parties;

•   the timing of sales of our new Fizz ChipTM soda machine in the United States;

•   plans to have partnership programs with municipal authorities and public water providers;

•   our intent to enter new markets in collaboration with distributors;

•   our ability to continue to lower production costs and increase gross margins;

•   our continued investment in the expansion of our consumable business;

•   our ability to introduce additional flavors in order to expand sales in existing markets;

•   our belief that raw materials for our products will be readily available;

•   our belief that additional or alternative facilities will be readily available if necessary;

•   our belief that our liability insurance will provide sufficient protection; and

•   our belief that our capital expenditure requirements and liquidity needs will be met.

The forward-looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Item 3.D — Risk Factors,” “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects.”

All of the forward-looking statements we have included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5 —  Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report.

The following table sets forth our selected consolidated financial and other data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2009 and December 31, 2010 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statement of operations data for the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 and December 31, 2008 are derived from our audited consolidated financial statements that are not included in this annual report. Selected consolidated financial information as of December 31, 2006 and for the year ended December 31, 2006 has been omitted because such information could not be provided without unreasonable effort or expense. The information presented below under the caption “Other Financial and Operating Data” contains information that is not derived from our financial statements.

The following tables also contain translations of Euro amounts into U.S. Dollars for amounts presented for the year ended and as of December 31, 2010. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $1.4183, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on March 31, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

(in thousands, except share and per share amounts)	Year Ended December 31,
	2007	2008	2009	2010	2010
Consolidated statements of operations data:
Revenues	€85,983	€99,949	€105,023	€160,652	$227,853
Cost of revenues	39,745	45,213	46,593	74,059	105,038
Gross profit	46,238	54,736	58,430	86,593	122,815
Operating expenses:
Sales and marketing	31,449	32,184	34,692	57,057	80,924
General and administrative	13,769	12,675	13,134	18,536	26,290
Other income, net	(25)	(19)	(95)	(198)	(281)
Total operating expenses	45,193	44,840	47,731	75,395	106,933
Operating income	1,045	9,896	10,699	11,198	15,882
Interest expense, net	2,195	2,742	2,022	1,467	2,081
Other financial expenses (income), net	134	1,654	(248)	(1,766)	(2,505)
Total financial expenses (income), net	2,329	4,396	1,774	(299)	(424)
Income (loss) before income tax	(1,284)	5,500	8,925	11,497	16,306
Income tax	306	4,970	1,793	1,769	2,509
Net income (loss)	€(1,590)	€530	€7,132	€9,728	$13,797
Net income (loss) per ordinary share:
Basic	€(0.29)	€0.09	€1.14	€1.21	$1.72
Diluted	€(0.29)	€0.07	€0.57	€0.69	$0.98
Shares used in computing net income (loss) per ordinary share:
Basic	5,466,901	5,850,228	6,259,393	8,026,701	8,026,701
Diluted	5,466,901	9,629,991	13,206,403	14,680,217	14,680,217

	Year Ended December 31,
(in thousands)	2007	2008	2009	2010	2010
Other financial and operating data:
Total number of soda makers sold (unaudited)	730	877	1,057	1,922	N/A
Total number of CO2 refills sold (unaudited)(1)	7,364	7,496	8,166	9,787	N/A
EBITDA(2)	€2,744	€10,218	€12,588	€15,502	$21,986
Adjusted EBITDA(3)	€3,005	€11,004	€13,212	€18,796	$26,658
Adjusted net income (loss)(3)	€(1,366)	€1,220	€7,688	€13,022	$18,469
Cash dividends declared	€0	€0	€0	€0	$0

	As of December 31,
(in thousands)	2007	2008	2009	2010	2010
Consolidated balance sheet data:
Cash and cash equivalents	€1,928	€4,349	€4,185	€52,900	$75,028
Working capital(4)	8,610	7,415	5,086	27,164	38,526
Total assets	61,664	68,682	77,695	168,065	238,366
Loans and borrowings (including short-term obligations)	23,398	18,329	12,754	6,753	9,578
Shareholders’ loans	6,330	11,564	11,793	—	—
Total liabilities	53,301	59,372	61,039	59,943	85,017
Total shareholders’ equity	8,364	9,310	16,656	108,122	153,349

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.
(2)	EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.
(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the non-cash share-based compensation expense (the “Share-Based Compensation”) and for the impact of a discontinued management fee expense paid to Fortissimo Capital (the “Fortissimo Payments”). Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments. We use Adjusted Net Income and Adjusted EBITDA as measures of operating performance because they assist us in comparing performance on a consistent basis, as they remove from our operating results the impact of one-time costs associated with non-recurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods. We believe Adjusted Net Income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items such as share-based compensation expense, which can vary depending upon accounting methods.
(4)	Working capital is defined as (i) total current assets excluding cash and cash equivalents, minus (ii) total current liabilities excluding loans and borrowings, and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2007	2008	2009	2010	2010
Reconciliation of Net income (loss) to EBITDA and to Adjusted EBITDA:
Net income (loss)	€(1,590)	€530	€7,132	€9,728	$13,797
Interest expense, net	2,195	2,742	2,022	1,467	2,081
Income tax	306	4,970	1,793	1,769	2,509
Depreciation and amortization	1,833	1,976	1,641	2,538	3,599
EBITDA	€2,744	€10,218	€12,588	€15,502	$21,986
Management Fee	250	541	461	2,290	3,248
Share-based payment	11	245	163	1,004	1,424
Adjusted EBITDA	€3,005	€11,004	€13,212	€18,796	$26,658

	Year Ended December 31,
(in thousands)	2007	2008	2009	2010	2010
Reconciliation of Net income (loss) to Adjusted net income (loss):
Net income (loss)	€(1,590)	€530	€7,132	€9,728	$13,797
Management Fee	250	541	461	2,290	3,248
Share-based payment	11	245	163	1,004	1,424
Income tax effect of the foregoing	(37)	(96)	(68)	—	—
Adjusted Net income (loss)	€(1,366)	€1,220	€7,688	€13,022	$18,469

Exchange Rate Information

In this annual report, for convenience only, we have translated the Euro amounts reflected in our financial statements as of and for the year ended December 31, 2010 into U.S. Dollars at the rate of €1.00 = $1.4183, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on March 31, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for Euros expressed in U.S. Dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary.

	Year Ended December 31,
	2006	2007	2008	2009	2010
High	1.3327	1.4862	1.6010	1.5100	1.4536
Low	1.1860	1.2904	1.2446	1.2547	1.1959
Period End	1.3197	1.4603	1.3919	1.4332	1.3269
Average Rate	1.2661	1.3797	1.4695	1.3955	1.3216

The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	December	January	February	March	April	May
High	1.3395	1.3715	1.3794	1.4212	1.4821	1.4875
Low	1.3089	1.2944	1.3474	1.3813	1.4211	1.4015
End of Month	1.3269	1.3715	1.3793	1.4183	1.4821	1.4376

On June 24, 2011, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.4189.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements and Industry Data” on page ii.

Risks related to our Business and Industry

A key element of our strategy is to expand in target markets, such as the United States, which will require substantial investment to build product and brand awareness and develop an installed base of users, and our failure to do so would have a material adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our soda makers, CO2 refills and other related consumables in certain existing markets that we believe have high growth potential in which we currently have a limited presence and in select new markets. In particular, we are focusing our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important target market. Our success depends, in large part, upon consumer acceptance and adoption of our products. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already sell a significant amount of products. We will face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems in those markets, including consumers’ desire to carbonate beverages at home rather than purchasing carbonated beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. The United States differs from most European markets because of the higher propensity in the United States to consume carbonated beverages rather than sparkling water. This is requiring us to market our products differently than we have in our key European markets. There can be no assurance that we will meet any of these challenges in the existing or new markets we are targeting and the failure to do so would adversely affect our growth in a particular market and may adversely affect our strategy, future growth and prospects.

We may not be successful in continuing to develop or maintaining our presence in retail networks for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our future growth and prospects.

Our growth both in existing markets and in new markets depends significantly on our ability to develop or maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation system and the primary channel through which our consumables are sold. Our ability to successfully expand in the markets that we are targeting for growth depends, in large part, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders. Establishing relationships with retailers may prove more difficult in the United States, our key market for growth, than in our other markets, as retailers in the United States may be more likely to be resistant to establishing the reverse logistics needed for consumers to return empty CO2 cylinders and exchange them for filled ones. There can be no assurance that we will be successful in establishing relationships with large retailers in the markets we are targeting for growth, particularly the United States, or that if successful, we will do so in a time frame consistent with our projections or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our future growth and prospects.

Our ability to grow our business successfully depends on whether we can develop and implement production and operating infrastructure, including increased manufacturing capacity, to effectively support our growth.

We are targeting certain markets for growth in which we historically had limited or no presence, including the United States, and other markets in which we have not had a presence in the recent past, including the United Kingdom. Achieving and successfully managing growth in these markets will require that we develop and implement production and operating infrastructure including, among other things, infrastructure for product development and for manufacturing our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO 2 cylinders for filled ones, whether through retail outlets or otherwise. The development and implementation of this infrastructure will require significant additional investment as our business grows and becomes increasingly complex in these markets. Our future results will depend on management’s ability to successfully implement these initiatives on a larger scale, particularly in the United States. Failure to do so could negatively impact our efforts to increase our sales in these markets and have a material adverse effect on our future growth and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2013. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing and/or purchasing an additional manufacturing facility in or near one of our existing markets. Pending the construction or purchase of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of sub-contractors for certain products and components.

We currently intend to construct an additional facility in the southern part of Israel for which we will need to secure additional real estate and hire additional employees. Construction of a new manufacturing facility involves risks, including the risk of cost overruns and unexpected delays. Appropriate locations, as well as a sufficient pool of employees, may not be available at reasonable costs or at all. If we choose to purchase an existing manufacturing facility and modify it for our manufacturing needs, we may incur similar cost overruns and unexpected delays. In addition, our actual cost to construct or purchase such a facility might be higher than the projected cost.

Any interruption of operations at our existing manufacturing facilities or our failure to secure additional manufacturing capacity when necessary in the future could result in an interruption in the supply of our products to our customers, thereby impeding our growth plans.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand name awareness we desire.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create awareness of our product and our brand name. To create and maintain this awareness, we intend to engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential. Our future growth and profitability will depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

•   raise awareness of our home beverage carbonation system and brand name;

•   determine the appropriate creative message and media mix for future expenditures;

•   create and tailor specific advertisements and promotion campaigns for each country in which we distribute; and

•   effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

We intend to allocate a significant portion of our media spending on marketing campaigns targeted at the United States, our largest market for future growth. These campaigns will require significant financial resources and may require additional funds depending on the results they generate.

There can be no assurance that our marketing campaigns will result in increased revenues or increased product or brand awareness, and we may not be able to increase our sales at the same rate as we increase our advertising expenditures, any of which could have a material adverse effect on our business and results of operations.

We may be unable to maintain our customer base in markets where we have an established presence due to changes in consumer preference, perception and spending habits.

Our long-term revenue growth and profitability depend upon our ability to apply our business model of selling soda makers to new consumers and our consumables, particularly our CO2 refills and flavors, to consumers who already own our soda makers. Since we derive our highest profit margins from our consumables, the continued use of our systems by, and the repeat sales of our consumables to, consumers who have already purchased our home beverage carbonation systems is important to our business. In markets where we have an established presence, we face the challenge of maintaining this customer base due to changes in consumer preference, perception and habits, as well as the introduction of competing products, any of which may cause our consumers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our consumers, we will need to navigate quickly and respond accordingly to such changes, including through creative initiatives such as new product offerings and special promotions. Our failure to adequately respond to changes in consumer behavior could result in a reduction in the size of our customer base, which would have a material adverse effect on our business and results of operations.

We rely on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third party distributors.

We distribute our home beverage carbonation systems and consumables through exclusive relationships with third party distributors in 29 countries, representing 32% of our revenues in 2010. Our distribution agreements are generally exclusive agreements for a given territory with a five year term and option of renewal; however, our contracts contain performance criteria to maintain exclusivity. If any distributor fails to meet its distribution targets, we may attempt to terminate our distribution agreement with that distributor. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and we may experience a delay in retaining new distributors. Because we rely on third party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. For example, in 2009, we experienced a decrease in revenues from Western Europe primarily because our distributor in the Nordics experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues relating to consumables, which have since been resolved. Furthermore, our distributors also undertake to manage the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage those reverse logistics, it will make it more difficult for our end-user consumers to obtain replacement CO2 cylinders, which will negatively affect their attitude towards us and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customer base, which would in turn materially and adversely affect our business and results of operations.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from manufacturers of one or more of the components of our home beverage carbonation systems, including the soda makers, exchangeable CO2 cylinders, carbonation bottles and flavors. We anticipate that our success may attract additional competition, both from other manufacturers of home beverage carbonation systems and consumables and the manufacturers of carbonated beverages. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. Increased competition from new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business and results of operations.

In addition, we compete with suppliers of CO2 who seek to refill our exchangeable CO2 cylinders and other exchangeable CO2 cylinders compatible for use with our systems. For a variety of reasons, including safety and public health, through various contractual arrangements, we generally require customers to refill their CO2 cylinders through authorized refillers. These arrangements have not always been effective in the past and there can be no assurance that they will be effective in the future in deterring unauthorized refilling by our competitors. Additionally, third parties have offered in the past, and may offer in the future, CO2 cylinders and flavors compatible for use in our home beverage carbonation systems. Such sales of consumables by competitors may result in lost sales opportunities for us, decrease our market share and could cause negative publicity if these products cause damage when used with our products.

We also face competition from manufacturers who sell counterfeit reproductions of our soda makers. Although we monitor and attempt to take action against such manufacturers where possible, there can be no assurance that we will be successful in deterring competitors from manufacturing and selling counterfeit reproductions of our products. These actions may result in lost sales opportunities and harm to our reputation due to the lower quality of these counterfeit products compared to our products. The risk of counterfeiting may increase with the expansion of our business and increased recognition of our brand name.

Finally, we face competition from companies that sell sparkling water and carbonated soft drinks. A number of these competitors are substantially larger than we are and have significantly greater financial, sales and marketing, manufacturing and other resources than are available to us, as well as established brands and greater brand awareness. These competitors may use their resources and scale to respond more rapidly than us to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities.

If any component of our home beverage carbonation systems is misused, the system may fail and cause personal injury or property damage. We may be subject to product liability claims as a result of any such failure, which will likely increase our costs and adversely affect our business and reputation.

Although we include explicit instructions for the operation of our home beverage carbonation systems and have placed safety warnings on all of our products, consumers may misuse our products, including by:

•   washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottle to crack;

•   carbonating substances other than water with our soda maker, which could cause the soda maker to fail and possibly cause damage to the other components of our home beverage carbonation system; and

•   subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, while we have safety approvals from local authorities for our products, these approvals are predicated upon the exclusive use of our proprietary components with our system. Any unauthorized use of our home beverage carbonation system, including by using third party consumables with our system, could lead to failure or malfunction of the system which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems, including the tap water used in the soda maker.

Our product liability insurance for personal injury and damage to property may not be sufficient or available to cover any successful product liability claim, or similar claims, against us, which could materially adversely impact our financial condition. Whether or not a claim against us would be successful, defense of the claim may be costly and the existence of any claim may adversely impact our reputation, financial condition or results of operations.

Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us and have a material adverse effect on our business, brand, financial condition and results of operations.

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us, the successful independent development by third parties of the same or similar confidential or proprietary innovations or changes in the supply or distribution chains that render our rights obsolete. We have been in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to our registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which include the ability to obtain, protect and enforce patents and trade secrets and other know how relating to our technology. Our current patent portfolio is limited and certain patents of ours that cover significant aspects of our products will expire in the near future. Although we hold additional utility patents and design registrations and patents (as well as applications for such) that may protect certain aspects of our products for an extended period, there can be no assurance that pending United States or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

To protect our know-how and trade secrets, we have implemented a system in most jurisdictions by which we require certain of our employees to enter into employment contracts, which include clauses requiring such employees to acknowledge our ownership of all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Agreements with certain of our employees also typically contain provisions restricting employment with our competitors for a certain period after they stop working for us. Not all employees have executed such employment agreements, and certain of these restrictions may be of no or little enforceability under applicable law. We also typically include non-compete and confidentiality provisions, as well as provisions acknowledging our ownership of all intellectual property rights, in our distributor and supplier agreements. These provisions may not be adequate or enforceable, and despite our efforts, our know-how and trade secrets could be disclosed to third parties, or third parties could independently develop the same or similar information or technology, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of third party uses of our trademarks and designs, and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, in which legal protection of intellectual property rights is less robust than in the markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying of our machines and components.

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by removing our trademarks from our exchangeable CO2 cylinders and affixing their trademarks to those cylinders. Vikingsoda has filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, as more fully described below. In January 2011, a preparatory hearing was held at the District Court of Stockholm addressing our claim that Vikingsoda had infringed our intellectual property rights. A hearing is likely to take place in the latter part of 2011. Should our case be unsuccessful, we will have to compensate Vikingsoda for its litigation costs. It is also possible that Vikingsoda will claim compensation for damages suffered during the period between the granting of the preliminary injunction by the District Court of Stockholm and the Stockholm Court of Appeal’s decision that the preliminary injunction could not be enforced.

There can also be no assurance that we will prevail in any intellectual property infringement litigation we institute to protect our intellectual property rights given the complex technical issues and inherent uncertainties in litigation. Such litigation may be time consuming, expensive, and may distract our management from running the day-to-day operations of our business. If we are unable to successfully defend our intellectual property rights, we could experience a material adverse effect on our business, brand, financial condition and results of operations. There can be no assurance that our intellectual property rights can be successfully asserted or will not be invalidated, circumvented or challenged. In addition, there can be no assurance that these protections will be adequate to deter the use of our intellectual property rights by third parties or to deter the development of products with features based upon, or otherwise similar to, our products.

We may be subject to claims by third parties asserting that our products and other intellectual property rights infringe, or may infringe, their proprietary rights.

We have in the past been, and may in the future be, subject to claims by third parties asserting misappropriation, or that our products and other intellectual property rights infringe, or may infringe, or otherwise violate their proprietary rights. Any such claims, regardless of merit, could result in litigation, which could result in expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay a damage award, develop non-infringing products, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to liabilities, require us to seek licenses from others, which may not be available on reasonable terms, if at all, and otherwise negatively affect our business. In the event of a successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be materially adversely affected.

We have been found to have a dominant position in certain markets. Antitrust and competition laws may place limits on our ability to engage in practices that would be permissible by smaller competitors.

Retaining business from refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain through contractual means the ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems, whether sold with the system or as a separate component, and prohibit the refilling of the exchangeable CO2 cylinders by third parties not authorized by us. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2 cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that we retain title to the cylinders and that their use of the cylinders is under license.

The German Federal Court of Justice, the highest German court, recently upheld a decision by the German Federal Cartel Office that preventing third parties from refilling our exchangeable CO2 cylinders constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit our cylinders to be refilled by or exchanged with third parties.

In addition, in late 2009, Vikingsoda AB, a refiller of our exchangeable CO2 cylinders in Sweden, filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, alleging that we abused a dominant market position. The Swedish Competition Authority is currently investigating our practices and has issued a preliminary opinion that preventing third parties from refilling our exchangeable CO2 cylinders may constitute an abuse of a dominant position. The Swedish Competition Authority submitted this preliminary opinion to the Stockholm Court of Appeal, requesting that the Stockholm Court of Appeal consider the Swedish Competition Authority’s preliminary opinion when deciding on the preliminary injunction that we requested in relation to our claim that Vikingsoda had infringed our intellectual property rights by removing our trademarks from our exchangeable CO2 cylinders and affixing their trademarks to those cylinders. Further, on June 1, 2011, the Swedish Competition Authority, within the context of their investigation, provided us with a draft decision setting out their current position. We are currently preparing a written reply, which, according to the current timetable, should be submitted to Swedish Competition Authority on or about August 31, 2011. As a result, it is, at this stage, not possible to predict the outcome of the Swedish Competition Authority’s investigation. However, if the Swedish Competition Authority’s current position, as expressed in the draft decision, becomes final, we would, among other measures the Swedish Competition Authority may deem necessary, be prohibited from continuing with the allegedly abusive conduct and be ordered to allow third parties to refill our exchangeable CO2 cylinders, in addition to being subject to a fine if the order is not complied with. A final decision by the Swedish Competition Authority is appealable to the Market Court.

Although neither the decision of the German Federal Court of Justice nor the preliminary opinion or draft decision of the Swedish Competition Authority is binding on courts in other jurisdictions, any or all could be cited as precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. For example, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our refilling restrictions or ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose on unauthorized third parties do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders or to prevent unauthorized third parties from refilling our exchangeable CO2 cylinders could have a material adverse effect on our business and results of operations.

As a multinational corporation, our operations are subject to additional risks.

With sales in 41 countries, our operations are subject to risks inherent in multinational operations, including:

•   fluctuations in exchange rates;

•   unpredictability of foreign currency exchange controls;

•   compliance with a variety of local regulations and laws;

•   changes in tax laws and the interpretation of those laws; and

•   difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our sales. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, and other economic or political uncertainties. All of these risks could result in increased costs or decreased revenues, either of which could adversely affect our profitability.

We are subject to fluctuations in currency exchange rates and may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our reporting currency) and certain other currencies in which we conduct business. Fluctuations of the U.S. Dollar and the NIS against the Euro are the most significant to us because most of our revenues are denominated in Euros, while most of our cost of revenues and operating expenses are denominated in Euros, U.S. Dollars and NIS. Although we currently engage in hedging transactions to minimize our currency risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

Fluctuations in our business caused by seasonality or unusual weather conditions could cause fluctuations in our quarterly results of operations and volatility in the market price of our ordinary shares.

Our business experiences seasonal fluctuations because demand for soft drinks is highest in the summer months, while in colder months, consumers tend to drink fewer carbonated beverages. As a result, we ordinarily experience a decline in sales of all of our products during the winter months, other than in December, when we experience an increase in sales as a result of the holidays. In addition, our business is sensitive to unusual weather conditions. For example, if temperatures during the winter are colder than average, we will experience decreased revenues.

Because of the seasonality and sensitivity to unusual weather conditions of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, our quarterly operating results should not be relied on as indications of our future performance. These fluctuations may also cause volatility in the market price of our ordinary shares.

We may have exposure to greater than anticipated tax liabilities.

We have endeavored to structure our activities in a manner so as to minimize our and our subsidiaries’ aggregate tax liabilities. However, we have operations in various taxing jurisdictions, and there is a risk that our tax liabilities in one or more jurisdictions could be more than reported in respect of prior taxable periods and more than anticipated in respect of future taxable periods. In this regard, the amount of income taxes that we pay in future taxable periods could be higher if earnings are lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for past tax periods. For example, following a recent audit, the tax authorities in Germany issued a finding that the amount of royalties we recognized on our CO2 refills are not in compliance with that jurisdiction’s transfer pricing guidelines and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we have appealed this assessment and are not bound to comply with the assessment during the pendency of this appeal, our appeal may not be successful and we may be required to pay some or the entire amount assessed. In addition, during the pendency of our appeal, we may be required to place a deposit or a guaranty with the tax authorities to cover a portion of or the entire assessed amount, which may have a material adverse affect on our available cash and credit lines. Moreover, in the event that our appeal is unsuccessful, further assessments for tax periods after 2005 could be forthcoming and would likely affect our tax liability on a going-forward basis. We are unable to assess the likelihood that the existing finding of non-compliance in the jurisdiction in which we are having this dispute may lead the taxing authorities of other countries to more closely scrutinize our transfer pricing or issue adverse tax assessments.

The issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. In particular, the tax authorities in the United States, our most important expansion market, have increased their focus on transfer pricing procedures generally, which could result in a greater likelihood of a challenge to our transfer prices and the risk that we will be required to adjust them and reallocate our income, which could result in a higher effective tax rate than that to which we are currently subject. Any change to the allocation of our income as a result of review by taxing authorities could have a negative effect on our profitability.

In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, our ultimate tax liability may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

Our products are subject to extensive governmental regulation in the markets in which we operate.

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations we must comply with are those governing the manufacturing and transportation of our exchangeable CO2 cylinders. In the United States, our most significant target market, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2 cylinders are considered hazardous materials due to the CO2 inside and the applicable regulations consequently restrict our ability to ship our exchangeable CO2 cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will comply with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and reputation.

The flavors we manufacture and distribute are also subject to numerous health and safety laws regulating the manufacture and distribution of food products. Our inability to plan and develop effective procedures to address these laws and regulations, and the need to comply with new or revised laws or regulations, or new interpretations or enforcement of existing laws and regulations, may affect our ability to reach our manufacturing and distribution targets, having an overall material adverse effect on our sales and profitability.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. Recently, the Finance Committee of the United States Senate, as well as several state and local governmental authorities in the United States, have considered enacting a tax on sugar-sweetened beverages, including carbonated soft drinks. If such a tax were enacted and if it were to apply to our flavors, the sales and consumption of our non-diet flavors might decrease and thereby have a material adverse impact on our sales and profitability.

An increase in the cost or shortage of supply of the raw materials for our products could have a material adverse effect on our business and results of operations.

We use certain raw materials to produce our soda makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, CO2, certain plastics and sugar. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future widely due to movements in currency exchange rates, government policy and regulation, crop failures or shortages, weather conditions or other unforeseen circumstances. To the extent that any of the foregoing or other unknown factors increase the prices or limits the supply of such materials and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business and results of operations could be materially and adversely affected.

Disruption of our supply chain could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products. To the extent we are unable to retain alternative sources of supply, or cannot financially mitigate the impact of such events, such as by identifying an alternative supplier in a timely and cost-effective manner, or to effectively manage such events if they occur, there could be a material adverse effect on our sales and profitability, and additional resources could be required to restore our supply chain.

A majority of our products is currently produced at one location that could experience business interruptions, which could result in our inability to produce certain of our products for some period of time, which would have a material adverse effect on our business and results of operations.

We currently produce the majority of our products, including certain key components, at a single manufacturing facility. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products at that facility and operate our business. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located in this facility. The occurrence of such an event could lead to a halt in production, which would materially and adversely affect our business and results of operations.

We are subject to certain safety risks in our manufacturing facilities.

Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Any accident could result in manufacturing delays, which could harm our business and our results of operations. The potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith could harm our business, reputation, financial condition or results of operations.

Because a portion of our manufacturing takes place in China through third party manufacturers, a significant disruption in the operation of those manufacturers or political unrest in China could materially adversely affect our business, financial condition and results of operations.

We manufacture some of the components of our home beverage carbonation systems through third parties in China. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to meet the growing demand for our products. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China. Any of these matters could materially and adversely affect our business and results of operations.

Higher energy costs and other factors affecting the cost of producing, transporting and distributing our products could adversely affect our financial results.

Rising fuel, freight and energy costs have in the past and may in the future have an adverse impact on the cost of our operations, including the manufacture, transportation, and distribution of products. Fuel costs may fluctuate due to a number of factors outside our control, including government policy and regulation and weather conditions. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of transporting products, which could result in increased expenses and negatively affect operations. If we are unable to hedge against such increases or raise the prices of our products to offset the changes, our results of operations could be materially and adversely affected.

If our distributors or retailers return a large number of empty exchangeable CO2 cylinders without exchanging them for full ones, we would incur costs with no corresponding revenue.

We retain the ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems through contractual means and collect a deposit from distributors and retailers. The amount of the deposit varies from country to country and also changes over time as market conditions vary in a particular country. In addition, in some countries, including certain major markets in Northern and Western Europe, consumers have paid an advance rental fee when they purchased their first exchangeable CO2 cylinder. A portion of this fee may be refundable when an empty exchangeable CO2 cylinder is returned and not exchanged for a full one. To date, returns of exchangeable CO2 cylinders from our distributors, retailers and consumers have been negligible. However, if distributors, retailers or consumers in any one or more of the markets in which we operate return a large number of cylinders without exchanging them for full ones, we may be required to pay out a large amount of cash to refund a portion of the rental fee or the deposit, which could have a material adverse effect on our financial condition and profitability.

Adverse conditions in the global economy could negatively impact our customers’ demand for our products.

Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. As a result of the global recession, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit, and sharply falling home prices, among other things. A prolonged economic downturn or recession in any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, including the United States, may cause significant readjustments in both the volume and mix of our product sales, which could materially and adversely affect our business and results of operations.

We depend on the expertise of key personnel. If these individuals leave without replacements, our operations could suffer.

Our Chief Executive Officer, Daniel Birnbaum, and certain other members of our senior management were retained in 2007 following our acquisition by Fortissimo Capital. Given their extensive knowledge of the home beverage carbonation industry and the limited number of direct competitors in that industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly Mr. Birnbaum, would adversely impair our ability to implement our business strategy and could have a material adverse effect on our business and results of operations.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

Based on current expectations, we believe that our cash on hand and cash flow from operations will be sufficient to finance our strategic plans, including our expansion in markets in which we currently have a limited presence and penetration into certain new markets, for the foreseeable future. However, in the future, we may require additional capital in order to finance even further expansion or possible acquisitions. Our ability to satisfy our future capital needs, if any, will depend upon the costs of such financing and the availability of attractive terms for additional financing. The recent global financial crisis has made it more difficult in general for companies to finance their capital expenditure requirements. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations resulting in further operating and financing covenants that might restrict our ability to pay dividends to our shareholders. If we were to issue equity to meet our financing needs, it would dilute the holdings of our existing shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, which may divert internal resources and will take a significant amount of time and effort to complete.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 20-F for the year ending December 31, 2011. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks related to our Location in Israel

As our principal manufacturing facility is located in disputed territory, rising political tensions and negative publicity may negatively impact demand for our products or require us to relocate our manufacturing activities to other locations, either of which may adversely affect our business.

Our principal manufacturing facility is located in Mishor Adumim, an area in the West Bank that is the subject of dispute between Israel and the Palestinian Authority. Mishor Adumim is currently under Israeli jurisdiction and authority. There has recently been negative publicity, primarily in Western Europe, against companies with facilities in the West Bank. A number of political groups have called for consumer boycotts of Israeli products originating in the West Bank, including our products. Though we manufacture certain of our products in other locations, this may not persuade such political groups sufficiently to end their call to boycott our products. In addition, the Palestinian Authority has adopted legislation that may prohibit or restrict Palestinians from working for Israeli companies located in the West Bank. For these reasons, we may in the future be required to transfer a significant portion of our manufacturing activities to a location outside of the West Bank, which may divert the attention of management, require the expenditure of significant capital resources and limit certain of the tax benefits for which we are currently eligible. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We conduct operations in Israel and, therefore, political, economic and military instability in Israel and its region may adversely affect our business.

We are incorporated under Israeli law, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has caused security and economic problems in Israel. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel.

Recent political uprisings and social unrest in various countries in the Middle East and north Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised new concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

In addition, several countries restrict doing business with Israel. The State of Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 42 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our subsidiaries received investment grants and is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, and the

Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. This subsidiary has been granted six separate encouragement of investment programs, of which one is currently active and one program has been approved under the amendment to this law but it has not yet received tax benefits from this program. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and the criteria set forth in the specific certificate of approval. If this subsidiary does not meet these requirements, the tax benefits would be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Further, in the future these tax benefits may be reduced or discontinued.

In April 2005 and in January 2011, amendments to the Investment Law became effective under which the criteria for new investments qualified to receive tax benefits were revised and, in some cases, companies were given the choice whether or not to opt into the new benefit regimes or to remain subject to the previous benefit regimes. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E — Taxation — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce the judgment of a United States court against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert United States securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this annual report are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a judgment of a United States court based upon the civil liability provisions of the United States federal securities laws against us or any of these persons in a United States or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6.C — Board Practices — Fiduciary Duties and Approval of Specified Related Party Transactions under

Israeli Law — Duties of Shareholders.” Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

As a foreign private issuer whose shares are listed on The Nasdaq Global Select Market, we may in the future elect to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on The Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of The Nasdaq Global Select Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The Nasdaq Global Select Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16.G — Corporate Governance.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Provisions of our articles of association and of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as United States tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B — Memorandum and Articles of Association — Acquisitions under Israeli Law.” These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks related to our Ordinary Shares and the Trading of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in our IPO in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded as high as $63.20 per share and as low as $23.15 per share.

In the recent past, stocks generally have experienced high levels of volatility. The trading price of our ordinary shares may fluctuate significantly. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analyst will initiate or maintain research coverage of us and our ordinary shares. The price of the ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. The market price for our ordinary shares after this offering will be affected by a number of factors, some of which are beyond our control, including, without limitation:

•   an increase or decrease in our revenue;

•   quarterly variations in our results of operations or in our competitors’ results of operations;

•   announcements or introductions of new products by us or competitors;

•   the recruitment or departure of key personnel;

•   regulatory developments;

•   changes in earnings’ estimates, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•   developments in our industry;

•   sales of ordinary shares by us or our shareholders; and

•   general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors may materially and adversely affect the market price of our ordinary shares and result in significant price fluctuations.

In the past, many companies that have experienced volatility in the market price of their securities have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Sales of our outstanding ordinary shares into the market in the future could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Upon completion of our follow-on offering, we had 19,946,961 shares outstanding, of which 13,807,293 shares are freely tradable without restrictions or further registration under the Securities Act. We, each of our officers, directors and the selling shareholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares for a period of 90 days after April 14, 2011, subject to extension in the case of an earnings release or material news or a material event relating to us and, except in our case, for the issuance of ordinary shares upon exercise of options under existing option plans. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. Starting on May 8, 2011, subject to the lock-up agreements described above, holders of 4,160,631 of our ordinary shares will be entitled to request that we register their shares for resale and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future.

To the extent that any of these shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this annual report lapse, the trading price of our ordinary shares could decline significantly.

In addition, on November 3, 2010, we filed a Registration Statement on Form S-8 registering up to 2,195,838 ordinary shares that we may issue under our option plans. These ordinary shares may be freely sold in the public market upon issuance, subject to the lock-up agreements described above. The registration or sale of any of these ordinary shares could cause the market price of our ordinary shares to drop significantly.

The ownership of our ordinary shares will continue to be highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers, directors and their affiliates beneficially own approximately 18.8% of our outstanding ordinary shares. Moreover, one of our largest shareholders, Fortissimo Capital, beneficially owns approximately 11.4% of our outstanding ordinary shares. In addition, individual partners of this shareholder serve on our board of directors. Accordingly, this shareholder will exercise a significant influence on us and will continue to be able to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. This shareholder could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the market price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We expect that the trading price for our ordinary shares will be affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who currently cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our stock price to decline.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay dividends is currently limited by the terms of our credit facilities, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 9.E — Taxation — United States federal income taxation.”

 Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

The SodaStream brand has a history that dates back to the beginning of the 20th century. Guy Hugh Gilbey of the London gin distillers, W & A Gilbey Limited, invented the forerunner of our machine in London in 1903. During the 1970s and 1980s, the SodaStream home carbonation beverage system gained substantial popularity in certain markets, although the company was focused on just a few niche markets and primarily on sparkling water. In 1998, Soda Stream Ltd. was acquired by Soda Club Enterprises NV, which, at the time, was its Israeli distributor. The company encountered numerous challenges, including ownership changes and a lack of product innovation during the years preceding 2007.

In conjunction with Fortissimo Capital’s investment in us, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises NV were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products, including being environmentally-friendly and health-promoting.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any legal business.

On March 11, 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on The Nasdaq Global Select Market.

Our principal executive offices are located at Gilboa Street, Airport City 70100 Israel and our telephone number is 011-972-3-976-2301. Our authorized representative in the U.S. and agent for service of process in the U.S., SodaStream USA, Inc., is located at One Mall Drive, Cherry Hill, New Jersey 08002. Our website address is www.sodastream.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ordinary shares or by the Company in respect of other companies’ shares.

Principal Capital Expenditures

Our capital expenditures for fiscal 2010, 2009 and 2008 amounted to €6.6 million, €5.5 million and €2.2 million, respectively. Capital expenditure is defined as investment in property, plant and equipment and in intangible assets. We anticipate our capital expenditure in fiscal 2011 to be for the expansion of our production capacity and capabilities; improvements and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems. We anticipate our capital expenditure in 2011 to be financed from the proceeds of our initial public offering and our follow-on offering.

B. Business Overview

Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we continue to expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 4.5 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. We currently sell our products through more than 40,000 retail stores in 41 countries, including 25 countries that we have entered since the beginning of 2007. In 2010, we started selling our products through a new major retailer in the United States, and added more than 1,000 new stores in that market for a total of over 4,000 stores in the United States. We distribute our products directly in 12 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

From 2008 through 2010, our revenues grew at a compound annual growth rate of 26.8% from €99.9 million to €160.7 million. We had net income of €530,000, €7.1 million and €9.7 million in 2008, 2009 and 2010, respectively. Similarly, from 2008 through 2010, our revenues from soda makers and exchangeable CO2 cylinders grew from €31.4 million to €74.2 million, while our revenues from sales of consumables grew from €59.8 million to €80.4 million. Although we are only in the early stages of our United States marketing investment plan, our sales in the United States have increased from $4.4 million in 2007 to $39.8 million in 2010, more than doubling in each of 2009 and 2010 as compared to the prior year. Between 2007 and 2010, we further penetrated key existing markets, including France and Italy, where we previously had minimal presence.

Industry background

According to Datamonitor, the global off-premise (defined as beverages consumed at home) soft drink and global sparkling water industries generated approximately $216 billion and $34 billion, respectively, in retail sales in 2009. According to Euromonitor, the United States led most other markets with annual per capita off-premise carbonated soft drink consumption of 118 liters in 2010, representing an aggregate of $39 billion in sales.

Our products address several long-term trends in global consumer behavior, including the rapidly growing popularity of environmentally-friendly (or “green”) products. In the United States, consumers have clearly adopted more environmentally conscious behavior in recent years, with studies by McMillan Doolittle Retail Consultants indicating that 68% of United States consumers reported actively or occasionally considering and purchasing “green” products — a substantial increase from 59% in 2007 despite the global recession during this period. It is estimated by the Natural Marketing Institute that the

United States market for products perceived as “green” represented $290 billion in sales in 2008 and was expected to grow to $420 billion in 2010.

In addition to this environmental trend, we believe that several other important consumer trends influence demand for our products. Consumers continue to increasingly prioritize health and wellness, including by favoring more natural and fresh food and beverage products. Consumers are also exhibiting an increased focus on value, including by increasingly favoring private label products, “do it yourself” alternatives and eating more at home instead of at restaurants.

These forces are having a negative impact on the growth rates observed recently in the off-premise carbonated soft drink category in the United States, which in 2010 did not grow as compared to 2009, according to Euromonitor. An even more pronounced impact has been observed in the bottled water category in the United States, where many consumers are reverting to tap and filtered water. According to The Nielsen Company, retail sales in the United States of the leading water filtration products, Brita and PUR, increased at an annualized rate of 6.3% from 2007 to 2010, while bottled water retail sales declined at an annualized rate of 2.1% over the same period. Euromonitor is forecasting annual growth in bottled water retail sales in the United States of less than 1% through 2015, which is a significant deceleration from the double-digit growth rates seen from 2005 to 2008.

Our business strengths

We believe the following business strengths position us well to grow our business:

•   Clear and compelling consumer benefits.  Our products provide an innovative alternative to packaged carbonated beverages and are consistent with long-term trends in consumer behavior. Our products are:

º	Environmentally friendly. Disposable plastic bottles are harmful to the environment, particularly since only a minority of plastic bottles is recycled. Use of our products, which include reusable carbonation bottles, reduces the number of plastic bottles and cans used by consumers. In addition, the carbon footprint and pollution left by the manufacture and transportation of plastic bottles is significant. In order to minimize the environmental harm caused by the transport of our CO2 cylinders, we continue to set up CO2 refilling stations as close as possible to our consumer base as exemplified by our new CO2 refilling station in the Netherlands. An additional environmental benefit is that our products do not use electricity, thus reducing their environmental impact.
º	Convenient. Our products eliminate the need to carry bottles home from the supermarket, store bottles at home and dispose of the empty bottles. Bottled beverages are bulky and difficult for consumers to transport and store, especially for those without private vehicles or large homes. The fact that our products do not require electricity enables them to be easily transported and used anywhere, even on recreational vehicles and boats.
º	Cost effective. There are significant cost savings for a consumer who carbonates soft drinks at home as opposed to purchasing bottled or canned carbonated water or soft drinks. In the United States, we estimate the cost to a SodaStream consumer, excluding the initial cost of the soda maker, of sparkling water to be as little as $0.25 per liter and of carbonated soft drinks to be as little as $0.67 per liter, each of which is significantly lower than most bottled or canned sparkling water or carbonated soft drinks. Our cost estimate for the United States market is based on the typical retail price charged for CO2 refills and flavors in that market. In comparison to the cost of one liter of bottled sparkling water and the cost of one liter of a bottled or canned carbonated soft drink, based on price studies by Euromonitor in August 2009, we estimate that our sparkling water and carbonated soft drinks provide savings of up to 70% for sparkling water and of up to 30% for carbonated soft drinks, in each case as compared to standard retail prices. The average savings from the use of our products will typically result in an active user recovering the cost of purchasing the basic soda maker within a period of one year.
º	Promoting health and wellness. We believe that our products present consumers with a healthier alternative to traditional carbonated soft drinks. Our flavors contain two-thirds less sugar, carbohydrates and calories than leading soft drink brands, and one-third less caffeine than popular carbonated soft drinks. We do not use high-fructose corn syrup in our flavors, and we offer certain diet versions with Splenda®, and without aspartame and saccharin. Our flavors contain significantly less sodium per serving than many popular carbonated soft drinks. We offer consumers the choice of adding to carbonated water a variety of flavors which could be sugar-free, low calorie, naturally sweetened or vitamin-enhanced. In our experience, consumers recognize the health benefits of drinking more water and increasingly demand sparkling water, as even unflavored, sparkling water provides a refreshing alternative to plain tap water.
º	Customizable, fun and easy to use. Our products enable consumers to customize beverages in a fun and creative way. With our home beverage carbonation system, the consumer has full control over the level of carbonation. In addition, we offer more than 100 different flavors, including new all-natural versions (including cola, root beer and ginger ale) and diet versions, which can also be mixed to meet consumer preference. Each member of the family can consume a different flavor or blend our flavors together to create new flavors. Our soda makers are quick and easy to use, do not require cleaning and provide instant enjoyment by enabling all members of the family to make their own sparkling water or soda within seconds.

•   Established presence in certain markets.  We believe our brand recognition and global footprint position us well to capture additional consumers as they increasingly look for alternatives to bottled or canned carbonated soft drinks. We currently sell our products through more than 40,000 retail stores in 41 countries across 6 continents, including 26 new markets that we have entered since the beginning of 2007. We now sell our products at more than 4,000 stores in the United States and have been rapidly establishing strong brand recognition among U.S. consumers. Among other home beverage carbonation system marketers and manufacturers, we believe, based on our familiarity with the retail and distribution channels in the markets in which we operate, that we hold the leading market share position in each of the markets in which we compete. Our global presence and the depth of our retailer relationships in our key markets has allowed us to better address consumer preferences and to enter new markets more quickly and effectively than many of our competitors. In particular, we rely on local sales and marketing capabilities which provide us with knowledge and understanding of local consumer preferences and regulatory requirements.

•   Recurring revenues.  Our business model is to increase the installed base of soda makers, in order to generate ongoing demand for higher-margin CO2 refills, carbonation bottles and flavors. As we initially penetrate a new market, sales of soda makers typically exceed sales of consumables. Within a few years, however, as our initial user base grows, unit sales of our consumables typically exceed unit sales of our soda makers by a multiple of initial purchases. Although each market’s performance differs, this trend has been present in all markets in which we currently operate and we expect it to continue in new markets. We believe that our recent experience in the United States, where we have experienced strong sales of consumables, further supports this business model. As a result of the higher margins associated with our consumables, over time, this change in sales mix generally has a positive impact on our operating margins. In established markets, we typically target an overall operating margin in excess of 25%.

•   Strong value proposition for our retailers.  We believe that retailers derive significant new sales opportunities and other benefits from featuring our eye-catching and innovative products in their stores. The significant growth we are experiencing in the sales of consumables also benefits retailers by offering them repeat foot traffic and a strong and recurring revenue stream. We offer non-food retailers the opportunity to participate in the vast soft drink category which typically represents entirely incremental sales for them. To facilitate our strategy of targeting both specialty and mass channels, we have developed different soda makers at various price points to target for the distinct consumer segments served by various retailers.

•   Ongoing product innovation.  We offer a broad range of soda makers, ranging from a basic plastic model that uses a plastic carbonation bottle to our high-end Penguin model that uses a glass carbonation bottle and has a stainless steel finish, in order to meet the needs of consumers at various price points. We are continuously evaluating and improving our product offerings. For example, we recently introduced plastic carbonation bottles which are dishwasher-safe and glass carbonation bottles that can be used in more formal dining settings. We are constantly broadening and adapting our range of flavors to consumer tastes, and now offer more than 100 flavors, including all-natural varieties. We recently released a new soda maker that comes with a Fizz ChipTM, a digital gas gauge that displays the approximate amount of gas remaining in a CO2 cylinder as well as the carbonation level during use.

•   Operational expertise and global infrastructure.  Our business requires a significant amount of manufacturing and logistical expertise. Our manufacturing operations include facilities in Israel and in China. At our primary site in Israel, we have an integrated manufacturing facility at which we manufacture most of the components of our products. We are highly committed to ensuring product safety and thus implement rigorous quality control and testing procedures at all our facilities. We consistently meet or exceed safety requirements and meet the regulatory requirements of each country in which our products are sold. Our ability to meet the regulations of several foreign governing bodies and maintain a global network of regulatory compliance, including self-regulated status with several of those organizations, gives us an advantage relative to other market participants or potential new entrants. We conduct CO2 refilling in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We have successfully established and continuously refine the reverse logistics needed for consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders in each market in which we operate. Facilitating the ability of retailers to understand and successfully manage reverse logistics is a key element of our ability to gain and retain distribution.

•   Highly experienced management team.  We are led by a proven and experienced management team. Our Chief Executive Officer, Daniel Birnbaum, brings significant experience in the consumer sector and has held management positions at Nike, Procter & Gamble and Pillsbury. Our Chief Financial Officer, Daniel Erdreich, previously served as the CFO of two publicly-traded companies. The other members of our senior management team also have significant experience in the consumer products sector, and have previously held positions at major consumer products companies, including Campbell Soup Company, Groupe SEB, Kraft, McDonald’s and Nike.

Strategy

Our principal strategies are (1) to grow our installed base through new purchases of our products and (2) to maintain consumer loyalty and “users for life.” Our long-term goal is to convert as many carbonated beverage consumers to our products as possible throughout the world. As such, as we grow our company, we measure our success by the household penetration our products achieve. Based on consumer surveys we commissioned, we believe that our average household penetration in established markets has generally been in the range of 5% to 15%. Our highest penetration is in Sweden, where we estimate, based on those same surveys, that we have achieved household penetration of approximately 21%.

We intend to enhance our organic growth strategy through the pursuit of complementary acquisitions that will strengthen our technological capabilities, expand our product offerings and broaden our channel access.

Expand our installed base of consumers

As we strive to bring our products to a greater number of households worldwide, we are focusing on the key elements that we believe drive new purchases and grow our installed base, which include the following:

•   Increased awareness of our products and their compelling consumer benefits.  Educating consumers on the numerous benefits of our products is a vital component of our strategy to grow our installed base and our revenues. As such, we employ a variety of conventional and specialized marketing activities, many of which are designed to challenge the consumer to rethink the habit of using disposable bottles. In the markets we have entered most recently, particularly the United States, our strategy involves aggressive marketing focused primarily on in-store demonstrations both to educate potential consumers and sales associates in the retail stores that carry our products. As part of our effort to create “user ambassadors,” we employ several other targeted strategies, including infomercials and direct-response advertising, public relations campaigns, partnerships with municipalities and public water companies, social media, digital advertising, affiliate marketing and referral programs in order to inform consumers of our products while testing the effectiveness of various demand-creation vehicles for constant optimization of our marketing expenditures. Our strategy may be somewhat different in markets where we are re-introducing our products, particularly in Western Europe.

•   Growth of retail distribution.  Increased retail distribution is an essential element in delivering our products to potential consumers. We intend to continue to build our retail distribution worldwide by educating retailers about the benefits of carrying our products. During 2010, we added approximately 5,000 additional retail stores, bringing our total worldwide retail distribution to more than 40,000 stores.

Our products have been well received in the United States, where the carbonated beverage market size and per capita consumption are higher than in many of our existing markets. Although we are only in the early stages of our United States marketing investment plan, our sales in this market have increased from $4.4 million in 2007 to $39.8 million in 2010, more than doubling in each of 2009 and 2010 as compared to the prior year. Our growth in this market has been driven by recent retailer launches including Bed, Bath & Beyond, Bloomingdale’s, Le Gourmet Chef, Macy’s, Sur la Table, Williams Sonoma and others. In the United States market, we continue to engage in discussions with existing retailers on expanding distribution and with additional national retailers on initiating distribution of our products. While we intend to maintain discipline in our retail rollout strategy, we are focused on identifying future retail partners, including opportunities with major mass retailers in the United States.

Although Western Europe is our most developed region, we believe that we have significant opportunities to grow distribution as we are only in the early stages of development in many large markets such as France and Italy, and have not yet entered certain other sizeable markets. We also believe that the attention our products have generated in the United States has made SodaStream more attractive to some retailers in our existing markets, and that the excitement surrounding our products in the United States will help drive growth in retail distribution globally. Our longer term expansion plans also include developing a presence in other large markets globally, including Japan and Brazil.

•   Introduction of new soda maker products.  We maintain an active product development department, devising new products that offer improved aesthetics and lifestyle appeals as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles, and we recently released a soda maker with a digital gas gauge (Fizz Chip TM) that displays the approximate amount of gas remaining in a cylinder, as well as the carbonation level during use, which is being sold in the United States and other markets. We intend to continue facilitating innovation, and are currently developing several new and improved products. Additionally, we are designing an under-sink dispenser, a soda maker with a built-in filter, a single-serve soda maker and a designer-styled upscale soda maker. We have recently launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of a third party that is marketed under their brand name. We hope to expand this program to include licensing our proprietary carbonating technology to third parties. We believe these innovations will continue to generate excitement around our products and help us attract new customers.

Promote consumer retention (“users for life”)

Acquiring the new user is only the beginning of a relationship with our consumer. Repeat users are key to driving both the sustainability and the profitability of our business. In fact, in most established markets, sales of our higher-margin consumables typically approach or exceed sales of our soda makers. We attempt to promote consumer retention by taking the following steps:

•   Increasing availability of consumables.  We will continue to invest in the expansion of our consumables business (primarily CO2 refills and flavors). We believe that widespread availability and easy access to consumables are key to consumer retention and loyalty, and therefore are working to enhance our already strong CO2 refill exchange program. We have successfully established and continuously refine the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders in each market in which we operate. Facilitating the ability of retailers to understand and successfully manage reverse logistics is a key element of our ability to gain and retain distribution. We also have plans to expand our distribution presence into high foot traffic locations such as drug and convenience stores. We conduct CO2 refilling in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We intend to expand our refilling capabilities, adding capacity in new and existing geographies where it complements our sales and marketing plan.

•   Introducing exciting new flavors.  In addition to our ongoing soda maker innovation, we continue to introduce additional flavors to expand our sales in existing markets. We currently offer more than 100 flavors, including diet and all-natural versions, which can also be mixed to meet consumer preferences. We regularly create and test new flavors to appeal to the demands of our different markets and regions in an effort to remain on-trend with our offerings. We currently offer sparkling vitamin water, energy drinks, clear, green tea and all-natural versions of our products as well as unique seasonal flavors.

•   Employing creative and effective consumer marketing.  We believe that our best ambassadors are our own users. We have therefore established ongoing consumer marketing programs to keep our installed base not only engaged but also encouraged and motivated to educate their friends through word-of-mouth. These programs include subscription programs, newsletters, warranties, trade-in promotions, referral programs and various other programs. An example of this strategy is our recently introduced trade-in program which was initiated in markets where we identified a large base of past consumers of old SodaStream systems. In those markets, we offer consumers discounts if they trade in an older-model soda maker for a new soda maker. Additionally, our referral program allows our existing consumer base to participate in the expansion of sales of our products to new users and sustains the excitement of owning and using a SodaStream system. In certain markets, we have implemented consumer loyalty programs that reward consumers for repeat purchases.

Products

Soda Maker	CO2 cylinder	Carbonation Bottle	Flavor

Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which can produce between 30 and 130 liters of carbonated beverages, depending on the size. Such systems are typically sold in the United States at prices ranging from $79 for a basic plastic model that uses a plastic carbonation bottle, to $199 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

Soda makers.  We currently offer a broad range of soda makers. Our soda makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Our soda makers do not require electricity. The CO2 cylinder fits easily in a rear compartment and by the push of a button carbonates water. Our soda makers are sold in a variety of styles and CO2 cylinder sizes.

Exchangeable CO2 cylinders.  The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or steel cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the soda maker. Certain models of soda makers can accommodate different size cylinders, while others fit only the “standard” 60-liter cylinder. The actual amount of beverage produced per cylinder varies based on the CO2 content, the type of soda maker used and user preference (the amount of carbonation released during each carbonation). We only use beverage-grade CO2 in our cylinders, the same as that used by the world’s major soft drink companies. We recently introduced natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from the atmosphere.

CO2 refills.  We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and pay only the price of the CO2. In some markets, direct home delivery and exchange is also available, and we use third party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned, and refilled for distribution. We conduct CO2 refilling (including third-party facilities) in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay either $14.99 for a 60-liter CO2 refill or $29.99 for a 130-liter CO2 refill.

Carbonation bottles.  Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, are dishwasher-safe. For the high-end market, we offer two soda makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of carbonated soft drinks or sparkling water to be available at the same time. Consumers in the United States typically pay $14.99 for two additional plastic carbonation bottles or for one additional glass carbonation bottle.

Flavors.  We work closely with a leading international flavor and essence manufacturer who provides research and product development services, including sensory testing in order to constantly broaden and adapt the range of flavors to consumer tastes. Flavors come in a highly concentrated form, customized for our home beverage carbonation system. Flavors are usually sold in 500 ml or 750 ml bottles, which typically produce 12 or 18 liters of carbonated soft drinks. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. We also offer flavors which are designed to appeal to consumers of a range of leading carbonated soft drink brands, as well as “enhanced” flavors, including fruit, energy, isotonic and natural blends. Most flavors are available in both regular and diet versions, and we are increasingly producing a larger variety of natural and “enhanced” flavors (green tea essence, pomegranate, and vitamin-enhanced) to meet growing consumer demand in these areas. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and we offer diet versions without aspartame and saccharin. In addition, we address local tastes by producing flavors geared for individual markets such as Ginger Beer (South Africa), Root Beer (United States), Must (Scandinavia), and Chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns such as apple-cinnamon, vanilla-lemon, pear-honey, papaya-lime and mango-coconut. Consumer “starter kits” sometimes include flavor sample packs to provide the consumer with an opportunity to become acquainted with our flavors. Consumers in the United States typically pay $4.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of carbonated soft drinks.

Other accessories.  We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through distributors and retail channels. We distribute our products in 41 markets, 12 directly through our wholly-owned subsidiaries, and the remainder indirectly through our exclusive distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 40,000 stores worldwide, including many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well.

In the United States, we have established a logistics network, composed of local delivery agencies, that covers territories in which over two-thirds of the population of the continental United States resides, complemented by national carriers that cover the remainder of the country. The local delivery agencies maintain inventories of our products at locations around the United States, are connected to our enterprise resource planning software and handle local deliveries. In addition, they handle the exchange of empty CO 2 cylinders initiated both by our online consumers and, in some cases, our retail customers. This logistics network enables us to offer full market coverage with direct deliveries through a high quality service at short lead times, with high level of compliance and control, and at reasonable cost to us. We demonstrated our distribution capabilities when we added more than 1,000 new stores in the United States in the fourth quarter of 2010.

Indirect markets

In 2007, we implemented a new distribution strategy and, in order to expedite penetration into certain new markets, we contracted with third party distributors who facilitate distribution of our products. In 2010, our distributors accounted for 32% of our total revenues. The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly.

Distributors sell to retailers in their relevant markets either through their own sales force or through wholesalers and agents, or a combination of these. Sales activities follow typical retail sales processes, including initial pitches and offers, periodic product range and price reviews, offers for seasonal or limited edition activities and promotions. Merchandising and demonstration of the products is managed by the distributor in cooperation with the retailers. Delivery to retailer chains can be to central warehouses or to individual stores depending upon the specific agreements with the chain.

To ensure promotion of our brand in our indirect markets, we provide our distributors with various forms of marketing materials. In all cases, materials that use our brand — including our trademarks, all promotions, and all sales and marketing materials — must be prepared or approved by us. We agree with our distributors on an annual advertising and promotional budget, of which we contribute a portion.

When we evaluate potential distributors, we take into consideration several factors, including their experience with selling and marketing consumer products to retail channels; existing sales, logistics and distribution capabilities; current product portfolio; financial strength; and suitability to market our products. Distributors are given exclusivity over a particular territory for a given period, so long as they achieve certain requirements relating to minimum purchase amounts and marketing investments. These requirements are set by us after consultation with the distributor. We attempt to set realistic targets for the distributor that are achievable if the distributor dedicates sufficient resources to the distribution of our products. We work closely with our distributors to assist them in preparing and executing a multi-year strategy. Most distributors also operate e-commerce sites in their countries as well as our website in their local language. During the past four years, we significantly increased the number of countries where our products are sold, by appointing exclusive distributors in several countries, including Canada, Colombia, Cyprus, the Czech Republic, Denmark, Finland, Hungary, Ireland, Italy, Malta, Mexico, the Philippines, Portugal, Romania, Russia, Slovakia, Slovenia and Taiwan.

We continue to penetrate new markets in collaboration with distributors. Factors that we consider in prioritizing which markets to enter include: the size of the carbonated soft drink and carbonated water market, per capita consumption of carbonated beverages, the perceived quality of the tap water, household demographics, and environmental and health consciousness.

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and an option to renew; however, our contracts contain performance criteria to maintain exclusivity.

In addition to carrying a full selection of our products, the distributor also agrees to manage the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders.

Distributors are required to meet annual purchase targets defined as monetary amounts for the first year or two of the distribution contract, as well as to meet certain defined growth targets for each of the subsequent years until the end of the contract (usually 5 years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet their defined purchase targets can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given. Historically, we have terminated particular distributors on several occasions.

In addition, SodaStream Israel Ltd., our Israeli sales and marketing subsidiary, also serves as the exclusive distributor of Brita water filtration systems in Israel and as a distributor of certain other consumer products. Brita’s products sold by SodaStream Israel Ltd. include water containers and filter cartridges used with such water containers. SodaStream’s primary responsibilities under the agreement include purchasing, distributing and promoting the sale of Brita’s products in Israel, after obtaining all legal approvals necessary for the importation and sale of such products in Israel. The agreement is for an indefinite period, and can be terminated by either party upon 12 months’ prior written notice from the end of the month in which notice is given. Our revenues derived from distributing Brita products have been declining as a percentage of our total revenues, constituting 3.0%, 5.2% and 5.5% of our total revenues, in 2010, 2009 and 2008, respectively, primarily due to the increase in our revenues from home beverage carbonation systems.

Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores, as well as over the Internet. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens
Auchan
Boulanger
Carrefour
Coop
Cora
Costco
Darty
Edeka
Electrolux Home
elGiganten
Elkedjan
Euronics
Expert
ICA
Intermarche
InterSpar
Jarnia John
Lewis
Karstadt
Kasanova
Kaufhof
Kaufland
Leclerc
Media Markt
Media Saturn
Metro
Migros
OBI
OnOff
Real
REWE
Rossmann
SIBA	ACE
Ahold
Auchan
Blue Square
Clicks
Cora
Darty Datart
FoodZone
Game
General Trade
Globus
Home Center
InterSpar
Makro
Media Markt
Media Saturn
Metro/Stax
OK Foods
Pick’n Pay National
Planeo Partners
Shield
Shoprite Checkers
Shufersal
	Spar	Bed Bath & Beyond BJ’s Bloomingdale’s Crate and Barrel El Palacio de Hierro Kitchen Collection Kohl’s Le Gourmet Chef Liverpool London Drugs Macy’s Sears Shopko Sur La Table Williams Sonoma	Assorted Homeware Automatic Centre Betta Bing Lee Bunnings Clive Peeters Coles Djones Globus Good Guys Harris Scarfe Harvey Norman IGA John Danks Kmart M10 Myers RetraVision SM Target Woolworth

During 2010, we began selling our products at approximately 5,000 additional retail stores with our home beverage carbonation system, bringing our total worldwide retail distribution to more than 40,000 stores. Our continuously increasing retail distribution is an important element in bringing our products to potential consumers and thereby generating new user acquisition. Additionally, we believe that the widespread availability and easy access to consumables (primarily gas refills and flavors) are key to securing ongoing consumer retention and loyalty. Indeed, one of our most important competitive advantages is our strong network of retail distribution, in particular, that of our gas refill exchange program.

In addition, we intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold in each region. We have been expanding our presence in the United States and significantly increased the retail distribution of our products with a major rollout with a large retailer in the United States and Canada that added 1,000 additional stores.

Marketing

Our marketing objective is to establish and position carbonated beverages created using our soda makers as an attractive alternative to canned and bottled carbonated soft drinks and to position the brand as desirable, yet accessible, as a mass market solution. Consumer demand activities are designed primarily to increase the installed base of soda makers as measured in terms of percentage household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (the CO2 refills, carbonation bottles and flavors). We believe that widespread availability and easy access to consumables are key to consumer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations, in-store demonstrations, infomercials and our website to build brand awareness, educate new consumers about the benefits of home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of active user households in our markets. As an example, in the fourth quarter of 2010, more than 10,000 in-store demonstrations of our products were carried out in the United States. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

We challenge consumers to re-think the way they obtain carbonated drinks and consider home carbonation, specifically our home beverage carbonation system, as a viable alternative. This consumer education is done through various vehicles, including direct advertising, promotional activity, especially in-store demonstrations at the point of sale, and public relations campaigns and activities. We use both traditional media (TV, print and out-of home) as well as digital media (pay-per-click, search engine optimization and affiliate marketing) in these efforts, as well as infomercials. We conduct surveys and use third-party tracking programs in order to track our household penetration, usage behaviors and consumer opinions across markets and to measure the success of our marketing activities over time.

Acquiring a new user is only the beginning of a relationship with our ultimate consumers. To this end, we continuously test and apply various marketing tools to improve user retention. In addition to continuously offering consumers new flavors, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep users engaged. Moreover, seasonal flavors and “limited edition” promotional bottles are also directed at user retention. Finally, offering easy access to CO2 refills through mass distribution of our exchange cylinder program and direct-to-home delivery from web orders. We also encourage our consumers to purchase additional CO2 cylinders, which also contributes to keeping consumers actively using our products over time. In certain markets, we have implemented consumer loyalty programs that reward consumers for repeat purchases.

We believe we are also an attractive partner to municipalities and public water companies. For such entities, we provide various benefits, including a reduction in the amount of waste required to be disposed and enabling municipalities to improve the image of their tap water. During the past four years, we have entered into a number of partnership programs with municipal authorities and public water providers. Among these are Veritas, the water company of Venice, Italy; the municipality of Trenta, Italy; and Wasser Vien of Munich and Dresden, Germany and of Vienna, Austria. We are currently exploring several similar partnership programs in certain other markets around the world. These programs typically involve education and special offers for the customers of the municipal water utility, distributed inside the envelopes with the monthly utility bill. These joint programs have included retail tie-in and public relations coverage for us. Municipal partnerships are an important endorsement and source of high-quality public relations for us.

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through our subsidiary or through our distributor partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

Manufacturing and production

We manufacture most of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our consumers receives quality products. Most of our products are manufactured at our two Israeli facilities, in Mishor Adumim, east of Jerusalem, and in Ashkelon, on the Mediterranean coast. In Mishor Adumim, we have a metal factory, plastic and bottle blowing factory, machining factory, assembly factory, cylinder manufacturing facility, CO2 refill line and cylinder retest facility. In Ashkelon, we manufacture the flavors that are distributed worldwide.

We also outsource the production of certain components of our products to two subcontractors in China. In addition, we conduct CO2 refilling (including at third-party facilities) in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We mostly manufacture our CO2 cylinders ourselves, but in certain cases we also purchase empty CO2 cylinders from other suppliers who have passed our rigorous safety standards.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet higher than expected demand in 2010 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2012. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing or purchasing an additional manufacturing facility in or near one of our existing markets. Pending the construction or purchase of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of sub-contractors for certain products and components.

We currently intend to construct an additional facility in the southern part of Israel for which we will need to secure additional real estate and hire additional employees. If we pursue this option, we intend to target commencement of construction in 2011 and completion within approximately 24-36 months from the commencement of construction. The total anticipated capital expenditure required for such facility is approximately €30.0 million, although this amount may increase if we are unsuccessful in obtaining grants from the Israeli Ministry of Trade and Industry. However, the timing of construction of such facility is not yet finalized.

We manufacture our products in accordance with relevant safety and regulatory bodies around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing to ensure the quality of all of our products.

We use certain raw materials to manufacture our soda makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavor ingredients and sugar. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply. The cost of such raw materials have fluctuated in the past. We engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Product development

We maintain an active product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles and we introduced a soda maker with a digital gas gauge (Fizz ChipTM) that displays the approximate amount of gas remaining in a CO2 cylinder as well as the carbonation level during use. We are continuously introducing new flavors, such as all-natural cola, root beer and ginger ale, and have increasingly expanded the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and offer certain of our diet versions with Splenda®, and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets.

We intend to continue innovating, and are currently developing several new and improved products that include:

•   an under-sink sparkling water dispenser;

•   a soda maker with a built-in filter;

•   a single-serve soda maker; and

•   a designer-styled upscale soda maker.

Additionally, we have recently launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of third parties that is marketed under their brand name. These soda makers contain our cylinders and we expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers, which would increase our household penetration base and generate higher-margin sales of consumables. We hope to expand this program to include licensing our proprietary carbonating technology to third parties.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We have a variety of trademarks registrations and pending applications, patents and pending applications, and design registrations and pending applications, some of which we acquired as part of our acquisition of certain assets of Wassermaxx in 2009. We rely on a combination of trademark and patent protection for our products, with a focus on trademarks. We are constantly seeking ways to protect our intellectual property through registrations in relevant jurisdictions. As our patent portfolio is limited, and as certain of the more basic patents on our technology approach expiration, we have increasingly turned to design registrations to protect the unique proprietary designs of our products. We have actively monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past, and we intend to continue to actively protect our intellectual property rights in the future to the fullest extent possible. We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. To protect our know-how and trade secrets, we generally require our employees with access to our know-how and trade secrets to enter into agreements acknowledging our ownership of all inventions and intellectual property rights which they develop during the course of their employment and to agree not to disclose our confidential information. In addition, we typically include non-compete and confidentiality provisions, as well as provisions acknowledging our ownership of all intellectual property rights, in our distributor and supplier agreements.

Competition

We face competition at several levels. We face direct competition from manufacturers of other home soda makers. Existing competitors in certain regions include AGA and Vikingsoda (Nordics only), Soda 2000, Soda-Quick, Drink-it (India, Sweden), WasserMate, L’acqua di Qui and OBH/Nordica. In September 2009, we acquired most of the assets of Wassermaxx, previously one of our largest competitors in Germany, the Nordic countries, France and Italy.

We also face competition with respect to some of our consumables, in particular in our CO2 refill business and our flavors. Third parties may manufacture and refill cylinders that can be used with our soda makers, including AGA in the Nordics. We have generally entered into agreements with distributors and retailers that prohibit third parties from refilling our empty cylinders. Notwithstanding such arrangements, a recent court ruling in Germany allows consumers, as well as retailers who are not party to written agreements with SodaStream, to refill cylinders with CO2 supplied by third parties, and current legal proceedings in Sweden are reviewing such arrangements as well. See “Item 8.A — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may in the future become subject to similar rulings in other jurisdictions. With respect to our flavors, we face competition from various companies that produce soft drink syrups and fruit-flavored mixes to add to sparkling or still water.

Although manufacturers of consumer products may enter the home beverage carbonation system market as the industry grows, we believe that it will be difficult for new entrants to provide a complete product system to consumers. In particular, we believe that the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders at retail stores, currently comprised of a pool of approximately two million cylinders globally, will be difficult and expensive for others to replicate.

Since we are active in the carbonated soft drink and sparkling water markets, we also compete with the large global beverage companies for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

Government regulation

Our products, which include both food products and compressed gas, are regulated by governments in most jurisdictions in which we do business. Food products, such as flavors and beverage-grade CO2, are subject to regulation both at regional levels such as the European Union, as well as on a national level. These regulations require us to vary product formulations and labeling. In addition, certain marketing claims regarding our flavors differ from jurisdiction to jurisdiction as a result of local regulations.

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, Switzerland (SVTI), United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to ten years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinder packaging bears the international “green diamond” symbol for a Class 102 product. In the United States, our cylinders are regulated as hazardous materials.

Facilities

Our headquarters in Airport City, Israel is comprised of 46,070 square feet of office and warehouse space under a lease that terminates in April 2018. We also lease our two Israeli manufacturing facilities: one in Mishor Adumim, east of Jerusalem, which is comprised of 164,214 square feet of factory, warehouse and office space under a lease that terminates in July 2013; and the other in Ashkelon, on the Mediterranean coast, which is comprised of approximately 21,528 square feet of factory, warehouse and office space under a lease that terminates in March 2013.

Our facility in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in July 2011. This location is used for sales and marketing activities as well as refilling. Additional gas refilling takes place in Australia, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States.

Our European commercial and logistics center is managed from Breda, the Netherlands. We have marketing and sales subsidiary offices in Australia, Germany, Israel, the Netherlands, South Africa, Switzerland, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

We currently intend to construct an additional facility in the southern part of Israel. See “— Manufacturing and production.”

Seasonality

For a discussion of seasonality, please refer to “Item 5.A — Operating Results — Seasonality.”

C. Organizational Structure

The Company was formed in December 2006, for the purpose of fully controlling Soda-Club Enterprises N.V. (hereinafter — SCNV). The acquisition was consummated pursuant to a share exchange agreement. The operational activities of the Company, its subsidiary SCNV and all the subsidiaries of SCNV (together referred to as the “Group” and individually as “Group companies” or “Group entities”) are managed by SCNV’s wholly owned subsidiary, SodaStream International B.V. (formerly Soda-Club International B.V.), registered in the Netherlands.

The following table sets forth the subsidiaries owned, directly or indirectly, by the Company as of April 30, 2011:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
Soda-Club (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%

Name of Subsidiary	Jurisdiction	Ownership Interest
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA/AG/Ltd.	Switzerland	100%
SodaStream (CO2) SA/AG/Ltd.	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
Soda-Club Worldwide BV Sp. Z.O.O Oddziel w polsce Branch	Poland	100%
SodaStream Worldwide Trading Company Branch	United Kingdom	100%
Soda-Club Worldwide BV Holland Filial (Sweden) Branch	Sweden	100%
Soda-Club Worldwide BV (France) Branch	France	100%
Soda-Club Worldwide BV (Greece) Branch	Greece	100%
SodaStream Direct, LLC	Delaware (United States)	100%

D. Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B — Business Overview —  Manufacturing and production,” “Item 4.B — Business Overview — Facilities” and “Item 5 — Operating and Financial Review and Prospects — Application of critical accounting policies and use of estimates — Property, plant and equipment.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water.

We currently sell our products through more than 40,000 retail stores in 41 countries, including 25 new countries that we have entered since the beginning of 2007. We distribute our products directly in 12 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

We have an attractive “razor/razor blade” business model, which is designed to increase sales of soda makers (the razor); and to generate recurring sales of higher-margin consumables, consisting of CO2 refills, carbonation bottles and flavors (collectively, the razor blades). As sales of our soda makers increase, we expect that the subsequent sales of related consumables will result in increased gross profits due to the higher gross margin associated with our consumables. However, in order to further develop our user base, we plan to continue to focus on increasing our soda maker sales and expect soda maker sales to continue to be a growing component of our overall revenues. We therefore do not foresee a material overall increase in gross margin over the next few years.

Our revenues grew by 5.1% from €99.9 million in 2008 to €105.0 million in 2009, and by 53.0% to €160.7 million in 2010. The growth in 2010 was achieved by year-over-year growth in each of our regions, led by the Americas in which revenues increased in 2010 by 188.9% compared to 2009, the majority of which came from the United States. Although we are only in the early stages of our United States marketing investment plan, our sales in the United States have increased from $4.4 million in 2007 to $39.8 million in 2010, more than doubling in each of 2009 and 2010 as compared to the prior year. This was followed by Asia-Pacific, in which revenues increased by 66.8% in 2010 compared to 2009; CEMEA, in which revenues increased by 41.8% in 2010 compared to 2009; and Western Europe, in which revenues increased by 34.0% in 2010 compared to 2009. By product, our two major segments — Soda Makers and exchangeable CO2 cylinders, and Consumables — delivered revenue growth of 89.9% and 35.4%, respectively. Within the Consumables product segment, CO2 refills increased 19.8% to 9.8 million units, and flavors increased 68.0% to 13.8 million units.

We believe that this growth in revenues has been driven by our heightened focus on promoting soda maker sales in both existing markets and new markets to increase our installed base, in particular in Western Europe, but also in North America and Asia-Pacific. The growth of our installed base has in turn resulted in an increase in revenues from sales of consumables.

Our strategy is to expand our active installed base, by further penetrating existing markets and by entering new markets. We intend to continue initiating select marketing activities, including aggressive public relations campaigns, in-store demonstrations, direct response TV advertising (infomercials), point-of-sale advertising, and regional and national media advertising campaigns in order to both inform consumers of our product offerings and test the effectiveness of various demand-creation vehicles. A key part of our strategy is to grow our revenues in the United States, which we believe can become one of our largest markets within a number of years. We also plan on accelerating our efforts and devoting resources to increase our active user base in other markets, in particular in Germany, France and Italy.

A. Operating Results

Key measures of our performance

Revenues

Our revenues consist primarily of sales of soda makers and recurring sales of higher-margin consumables, including CO2 refills, carbonation bottles and flavors. We derive revenues from the sale of goods to our customers, who may be consumers, retail partners or distributors, depending on the sales channel through which the goods are sold. The majority of our product distribution to our ultimate customers is through retail stores. Our distribution retail coverage includes many of the leading chain stores in the markets in which we operate. In some markets, such as the United States, we also distribute our soda makers and consumables directly to consumers through telephone service centers or the Internet.

We record revenues from sales of these items at the gross sales price, net of returns, trade discounts, rebates and provisions for estimated returns. We recognize revenues when the significant risks and rewards of ownership have been transferred to the buyer, collection of payment is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured accurately.

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

(in thousands)	Year Ended December 31,
	2008	2009	2010
	Revenues
Soda makers and exchangeable CO2 cylinders	€31,406	€39,091	€74,223
Consumables	59,768	59,329	80,351
Other(1)	8,775	6,603	6,078
Total	€99,949	€105,023	€160,652

	Year Ended December 31,
	2008	2009	2010
	As a Percentage of Revenues
Soda makers and exchangeable CO2 cylinders	31.4%	37.2%	46.2%
Consumables	59.8	56.5	50.0
Other(1)	8.8	6.3	3.8
Total	100.0%	100.0%	100.0%

(1)	Other consists primarily of sales of Brita-branded products in Israel.

We believe that the number of soda makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of soda maker units sold is indicative of the growth of our user base and the number of CO2 refills sold is indicative of consumables sales to our active user base. The number of soda maker units that we sold in 2010 increased by 119.2% compared to 2008 and the number of CO2 refills increased by 30.6%. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 4.5 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We believe that the sale of every soda maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each soda maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenues category above referred to as “soda makers and exchangeable CO2 cylinders.” A consumer would not typically need to purchase a CO2 refill, which is recorded in the sales category above referred to as “consumables,” for several months. Consequently, our general historical experience is that the initial growth in consumables after we enter a new market is slower than growth in soda makers sales, but that the sale of consumables increases correspondingly once we have established an active user base. This results in a lag between the growth in soda maker sales and growth in the sales of consumables. As an illustration of these trends, for the year ended December 31, 2009 and the year ended December 31, 2010 (in each case, as compared to the prior fiscal year), the annual growth in the volume of soda makers sold was 20.5% and 81.9%, respectively. The increase in CO2 refills for those periods was 9.3% and 19.8%, respectively. The change in sales of flavors for those periods was a decrease of 12.8% and an increase of 68.0%, respectively. The increase in sales of carbonation bottles for those periods was 8.5% and 30.3%, respectively.

While we anticipate that this trend will continue, a variety of factors, including consumer retention rates, the growth of our reverse logistics network, weather and competition could affect our results in the future. For example, the sales of consumables was depressed in 2009 as a result of a freeze on orders for flavors placed by our distributor in the Nordics during the first half of that year, who experienced significant financial difficulty as a result of the global recession and material over-stocking of flavors in the previous year. Both of those issues have since been resolved.

In most of the markets in which our products are sold, we operate through local distributors. Distributors are required to meet annual purchase targets defined as monetary amounts for the first or second year of the distribution contract, as well as defined growth targets for each of the subsequent years until the end of the contract (usually 5 years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet the defined purchase targets stated in the contract (the annual purchase targets) can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given.

Cost of revenues and gross margin

Our cost of revenues consists primarily of raw materials and components, as well as production and production-related labor, freight costs and other direct and indirect production costs. We require certain raw materials to manufacture our soda makers, exchangeable CO2 cylinders, carbonation bottles and flavors, including, in particular, aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrate. In addition, cost of revenues includes the cost of delivery from the production site to the distribution warehouse. When we sell products to our third-party distributors, they usually collect their orders from our warehouses and bear the cost of delivery. We have opened regional refilling stations and plan to open additional regional refilling stations in new markets to lower the freight costs of filling exchangeable CO2 cylinders.

Gross profit and gross margin are influenced by each of the following factors:

•   The gross margins of our consumables are typically higher than the gross margin of our soda makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenues, thus increasing overall gross margins.

•   The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we intend to distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•   Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the commodity prices of aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; and fuel prices, which affect our freight costs.

•   The majority of our purchases of raw materials and parts is denominated in U.S. Dollars and the majority of our labor costs is denominated in NIS. Currently, the majority of our sales are denominated in Euros. As a result, the higher the Euro/U.S. Dollar and the Euro/NIS exchange rates are, the higher our gross margin will be. In the coming years, we expect our sales in the United States to exceed our U.S. Dollar costs and, thereby, reverse our Euro/U.S. Dollar currency exposure. We regularly purchase currency hedging options and enter into forward contracts to hedge against the weakening of the Euro against the U.S. Dollar or the NIS. Such transactions are mostly unrelated to specific operating transactions and therefore included in financial income and expenses. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.

•   Increases in our prices have positively impacted our gross margin in each of the past two years. In the coming years, we do not expect that any further price increases will materially impact our gross margins.

•   We continuously seek to reduce the cost of production, through engineering and purchasing optimization, without compromising the quality of our products. The success of such cost reduction activities in the past has resulted in lower production costs and improved gross margins. We expect these activities and related cost savings to continue.

•   If our overall revenues grow, certain manufacturing costs, which are fixed in nature — such as the cost of production management and engineering employees — will constitute a smaller percentage of our overall cost of revenues and will positively affect our gross margin.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs; commissions; and bad debts. Our warehousing and distribution expenses principally consist of the cost of delivering our products to our customers’ premises (home, office, warehouse or other as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, and in particular in the United States, we sell our products directly to our consumers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries and the collection of the empty exchangeable CO2 cylinders. In many cases, we are able to pass some delivery costs on to consumers. In the United States, we have significantly reduced such costs by arranging for delivery through regional service providers.

Our advertising and promotional expenses consist primarily of media adverting costs, trade and consumer marketing expenses and public relation expenses. As we intend to invest in increasing our active customer installed base, particularly in the United States, we expect sales and marketing expenses in general, and advertising expenses in particular, to increase in absolute terms.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, rental fees, and building maintenance communications and support costs as well as professional advisors. As we expand our installed base of active consumers, primarily in our direct sales markets and in particular in the United States, we expect our administrative expenses to increase, mainly due to the additional information technology and finance resources required for supporting our business growth and our new status as a public reporting company.

Since our acquisition by Fortissimo Capital, we have undertaken several business realignment initiatives. Associated with these initiatives have been certain selling, marketing and administrative expenses, such as severance expenses related to the termination of personnel following the closing of some of the European headquarters that were managing certain of our direct distribution operations in Europe (this was part of the change in our expansion strategy from operating directly in new markets to opening new markets with external third party distributors), combining the management and administration of some of our markets under one unit, shifting some of our in-house activities to outsourcing, and shifting local support functions to central management by our group headquarters. We currently have no ongoing business realignment initiatives.

Other income, net consists primarily of rental income and capital gains and losses.

Financial expenses, net, consists primarily of (i) borrowing costs, (ii) foreign currency exchange expenses, and (iii) losses on derivative instruments. These expenses are offset against (i) interest income on our interest bearing deposits, (ii) foreign currency exchange income, and (iii) gains on derivative instruments. We expect financial income to increase in the short-term as we repay our outstanding debt balances and invest the surplus cash balance resulting from the proceeds of our IPO and of the follow-on offering in interest bearing deposits and marketable securities.

Corporate taxes

The regular corporate tax rate in Israel in 2011 is 24%. The Israeli corporate tax rate for the 2010 tax year was 25%, for the 2009 tax year was 26% and for the 2008 tax year was 27%. The Israeli corporate tax rate is expected to decline to 18% by the year 2016. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives such as reduced tax rates ranging from 0% to 10%. In previous years, we have received specific tax rulings in certain countries allowing for reduced tax rates, which have subsequently expired. We are currently in the process of attempting to obtain extensions for these tax rulings.

One of our Israeli subsidiaries received “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments — 1959. The benefits period of an investment program that was approved in December 1999 has not yet ended. This investment program provides a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets. The ten-year period will end at the end of the 2012 tax year. Calculation of the approved enterprise tax benefits is based on the increase in the Euro value in revenues during each year of the benefit period, compared to the “base year” (the year prior to operation of the program) revenues (“Base Revenue”). The current Base Revenue is €36.0 million.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant of 24% of part of the approved investment. The benefit period for this program will be ten years (tax exemption for two years and reduced tax for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the regular corporate income tax rate in Israel of 25% in 2010 (2009: 26%; 2008: 27%).

Under this and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. For more information about the tax benefits available to us as an approved enterprise, see “Item 10.E — Taxation.”

Over the course of our business operations, we have accumulated net operating loss carry-forwards for tax purposes amounting to approximately €14.7 million as of December 31, 2010.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws and regulations. Taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. For example, following a recent audit, the tax authorities in Germany challenged the amount of royalties we recognized on our CO2 refills and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we plan to vigorously challenge this assessment and have applied for a Mutual Agreement Procedure under Article 6 of the EU Arbitration Convention against the tax authority’s assessment, our challenge may not be successful and we may be required to pay some of the entire amount assessed. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. The tax authorities in the jurisdictions where we operate may audit our tax returns and may disagree with the position taken in those returns. An adverse outcome resulting from any settlement or future examination of our tax returns may result in additional tax liabilities and may adversely affect our effective tax rate, which could have a material adverse effect on our financial position, results of operations and liquidity. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert management’s attention from the operation of our business.

We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors setting our tax liability, in particular our transfer pricing policy and net operating loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 15% and 20% of our income before income tax. There could be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Share-based compensation

During the year ended December 31, 2010, we granted options to purchase 847,992 ordinary shares under our equity incentive plan. The total amount of share-based compensation derived from the options granted in the year ended December 31, 2010 is €7.2 million. The expense will be recognized over a four-year vesting period. The total amount with respect to the 2010 grants that was recognized in 2010 is €1.0 million.

Segment results

As we have rapidly entered new markets over the past few years, we have begun to review our performance in distinct operating segments representing geographical regions. Each region has similar characteristics relevant to our business and usually includes several markets in which we sell our products.

The sales of our products in each market are managed either by wholly owned subsidiaries or by external third party distributors. The reported performances of these markets are provided periodically and consolidated for presentation to our board of directors, which acts as our Chief Operating Decision Maker (the “CODM”).

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all the segments are similar and generally produced in the same production sites. The identified segments are:

•   Western Europe consists of our markets in western and northern Europe, which are characterized by high standards of living and high price levels. These markets also consume relatively high volumes of sparkling water as compared to carbonated soft drinks.

•   The Americas consists of the United States and other markets in North America and Central America, which are significantly influenced by the consumption culture of the United States and which are characterized by a very high consumption of carbonated soft drinks.

•   Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. These markets tend to be characterized by a lower price level in comparison with the other geographical markets in which we operate.

•   Asia-Pacific consists of our markets in Australia and New Zealand, together with our new markets in East Asia, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

The following table presents our revenues, by segment for the periods presented, as well as income (loss) before income tax from each segment:

(in thousands)	Western Europe	CEMEA	The Americas	Asia-Pacific	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2008
Revenues	€81,779	€10,234	€4,937	€2,999	€99,949	€—	€99,949
Reportable segment income (loss) before income tax	18,602	1,694	(1,335)	46	19,007	(13,507)	5,500
Year ended December 31, 2009
Revenues	74,433	13,728	10,924	5,938	105,023	—	105,023
Reportable segment income (loss) before income tax	20,195	1,104	(2,128)	1,205	20,376	(11,451)	8,925
Year ended December 31, 2010
Revenues	99,722	19,466	31,562	9,902	160,652	—	160,652
Reportable segment income (loss) before income tax	20,908	2,350	(4,173)	2,213	21,298	(9,801)	11,497

The following table presents our revenues, as a percentage of total revenues:

	Year Ended December 31,
	2008	2009	2010
Western Europe	81.8%	70.9%	62.1%
CEMEA	10.2	13.0	12.1
The Americas	5.0	10.4	19.6
Asia-Pacific	3.0	5.7	6.2
Total	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 14.7% of our total revenues in 2009 and 13.1% of our total revenues in 2010. This is our only customer that generated in excess of 10% of our revenues for those periods.

We are headquartered in Israel. Revenues from customers located in Israel amounted to €8.1 million in 2008, €8.3 million in 2009, and €8.1 million in 2010. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel and as the distributor of certain other consumer products. Our revenues derived from distributing Brita products declined, as a percentage of total revenues, to 3.0% in 2010 from 5.2% in 2009 and 5.5% in 2008, primarily due to the increase in our revenues from home beverage carbonation systems.

Western Europe

Revenues in Western Europe increased by €25.3 million, or 34.0%, to €99.7 million in 2010 from €74.4 million in 2009. This increase is primarily attributable to our marketing efforts, which resulted in increased sales in both our newer markets (primarily France, Italy and the United Kingdom) and our established markets (primarily Germany, the Nordics and Switzerland). Our revenue growth in Western Europe took place in both soda makers and consumables. This growth in revenues also reflects a slowdown in purchases during the first six months of 2009 by our distributor in the Nordics that experienced significant financial difficulty as a result of the global recession as well as certain inventory management issues relating to consumables, which have since been resolved. Revenues in Western Europe decreased by €7.4 million, or 9.0%, to €74.4 million in 2009 from €81.8 million in 2008. This was primarily due to a reduction in purchases during 2009 by our distributor in the Nordics who experienced financial difficulty as mentioned above. Revenues from other countries in Western Europe increased during this period despite the worldwide recession affecting many of these markets, through increased household penetration, new retail customers and the acquisition of certain of the assets of one of our competitors in Germany.

Income before income tax in Western Europe increased by €713,000, or 3.5%, to €20.9 million in 2010 from €20.2 million in 2009. This was mainly due to the increase in revenues, which was partially offset by an increase of 53.6% in selling and marketing expenses, resulting from promotional and marketing activities that took place mainly in the United Kingdom, following our re-launch in this market, and in Germany. Income before income tax in Western Europe increased by €1.6 million, or 8.6%, to €20.2 million in 2009 from €18.6 million in 2008. This was primarily due to sales to new distributors and higher-margin revenue growth from consumables in some of our existing distribution markets, in particular France and Italy, which were partially offset by reduced consumables sales in other markets in the territory, and increased sales and marketing expenses.

CEMEA

Revenues in CEMEA increased by €5.7 million, or 41.8%, to €19.4 million in 2010 from €13.7 million in 2009. Revenues in CEMEA increased by €3.5 million, or 34.1%, to €13.7 million in 2009 from €10.2 million in 2008. These increases were primarily attributable to continued growth in certain of our markets in Central Europe, primarily the Czech Republic.

Income before income tax in CEMEA increased by €1.2 million, or 112.9%, to €2.3 million in 2010 from €1.1 million in 2009. This was mainly due to the revenue increase mentioned above. Income before income tax in CEMEA decreased by €590,000, or 34.8%, to €1.1 million in 2009 from €1.7 million in 2008 mainly due to increased selling and marketing expenses.

The Americas

Revenues in the Americas increased by €20.6 million, or 188.9%, to €31.5 million in 2010 from €10.9 million in 2009. Revenues in the Americas increased by €6.0 million, or 121.3%, to €10.9 million in 2009 from €4.9 million in 2008. In each year, this increase is primarily attributable to the addition of new retail customers and, to a lesser extent, an increase in our revenues from online sales, both of which reflect the increase of our installed base in the United States, as well as our entry into the Canadian market.

Loss before income tax in the Americas increased by €2.1 million, or 96.1%, to €4.2 million in 2010 from €2.1 million in 2009 due to our advertising and promotional activities designed to introduce the home beverage carbonation category, our system and the SodaStream brand to consumers in the United States in parallel to our rollout into major retailers in the country. Loss before income tax in the Americas increased by €793,000, or 59.4%, to €2.1 million in 2009 from €1.3 million in 2008 mainly due to higher sales and marketing expenses in the United States as mentioned above.

Asia-Pacific

Revenues in Asia-Pacific increased by €4.0 million, or 66.8%, to €9.9 million in 2010 from €5.9 million in 2009. This was mainly due to the increase of our installed base in the Australian and New Zealand markets and the addition of new markets in Asia. Revenues in Asia-Pacific increased by €2.9 million, or 98.0%, to €5.9 million in 2009 from €3.0 million in 2008 as a result of an increase in our installed base and the addition of new retailers.

Income before income tax in Asia-Pacific increased by €1.0 million, or 83.7%, to €2.2 million in 2010 from €1.2 million in 2009. Income before income tax in Asia-Pacific increased by €1.2 million to €1.2 million in 2009 from €46,000 in 2008. These increases were as a result of the increase in revenues.

Results of operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues increased by €55.7 million, or 53.0%, to €160.7 million in 2010 from €105.0 million in 2009. This growth was attributable primarily to an increase of 81.9% in the volume of soda makers sold to 1.9 million in 2010, compared to 1.1 million in 2009. CO2 refills increased by 19.8% to 9.8 million units in 2010 from 8.2 million units in 2009 and flavors increased by 68.0% to 13.8 million units in 2010 from 8.2 million in 2009, both reflecting the expansion of our active installed user base. By segment, the key regions of revenue growth were Western Europe with an increase of €25.3 million and the Americas with an increase of €20.6 million. Revenues from CEMEA and from Asia-Pacific increased by €5.7 million and €4.0 million, respectively.

Gross profit increased by €28.2 million, or 48.2%, to €86.6 million in 2010 from €58.4 million in 2009. Gross profit as a percentage of revenues, or gross margin, decreased by 1.7 percentage points to 53.9% in 2010 compared to 55.6% in 2009. This decrease was mainly due to the growing portion of soda maker starter kits in the revenue mix, which have lower gross margins than our consumables products.

Sales and marketing expenses increased by €22.4 million, or 64.5%, to €57.1 million in 2010 from €34.7 million in 2009. As a percentage of revenues, sales and marketing expenses increased to 35.5% in 2010 from 33.0% in 2009. These changes were attributable primarily to increased advertising and promotional expenses, mainly in the United States, as part of our ongoing initiative to increase our active user installed base in that market.

General and administrative expenses increased by €5.4 million, or 41.1%, to €18.5 million in 2010 from €13.1 million in 2009. As a percentage of revenues, general and administrative expenses decreased to 11.5% in 2010 from 12.5% in 2009. The general and administrative expenses include non-recurring management fees paid to Fortissimo Capital of €2.3 million (including a one-time termination payment of €1.75 million) in 2010 and €461,000 in 2009. These management fees were terminated at the time of our IPO. Recurring administrative expenses increased to €16.2 million in 2010 from €12.7 million in 2009 primarily due to share-based compensation charges that increased to €1.0 million in 2010 from €163,000 in 2009 and an increase in our information technology and financial department expenses required to support our expansion, particularly in the United States, as well as the additional expenses for supporting our new public company status.

Other income increased by €103,000 to €198,000 in 2010 from €95,000 in 2009, due primarily to capital gain from sale of property, plant and equipment.

Total financial expenses (income), net was income of €299,000 in 2010 as compared to a net expense of €1.8 million in 2009, primarily due to a decrease in interest expense, net by €555,000 to €1.5 million in 2010 from €2.0 million in 2009, mainly due to lower debt balances, and to the impact of foreign exchange rates on assets and liabilities denominated in currencies other than the Euro.

Income tax expense was €1.8 million in 2010 essentially unchanged compared to 2009. Our effective tax rate for 2010 was 15.4%, compared to 20.1% for 2009. The decrease in our effective tax rate was primarily attributable to the utilization of tax losses in some of our taxable units.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues increased by €5.1 million, or 5.1%, to €105.0 million in 2009 from €99.9 million in 2008. This increase is attributable primarily to an increase of 20.5% in the volume of soda makers sold to 1.1 million in 2009 compared to 877,000 in 2008. CO2 refills increased by 9.3% to 8.2 million units in 2009 from 7.5 million units in 2008, primarily due to the expansion of our active installed user base. By segment, the key components of revenue growth were an increase in revenues from the Americas of €6.0 million, an increase in revenues from Central and Eastern Europe, Middle East and Africa of €3.5 million, and an increase in revenues from Asia-Pacific of €2.9 million, partially offset by a decrease in revenues from Western Europe of €7.4 million.

Gross profit increased by €3.7 million, or 6.7%, to €58.4 million in 2009 from €54.7 million in 2008. Gross profit as a percentage of revenues, or gross margin, increased by 0.8 percentage points to 55.6% in 2009 compared to 54.8% in 2008. The change in gross margin was primarily caused by a reduction in our per unit production cost as a result of the increase in soda maker production volumes, continued cost reduction programs and, to a lesser extent, a modest price increase implemented in 2009. The cost savings were largely offset by the negative impact that resulted from an increasing share of soda makers and exchangeable CO2 cylinders in our overall revenue mix, competition in sales of consumables in some of our markets and a slight strengthening of the U.S. Dollar and the NIS against the Euro in 2009 as compared to 2008.

Sales and marketing expenses increased by €2.5 million, or 7.8%, to €34.7 million in 2009 from €32.2 million in 2008. As a percentage of revenues, sales and marketing expenses increased to 33.0% in 2009 from 32.2% in 2008. These changes were attributable primarily to increased advertising and promotional expenses, primarily in the United States as part of our ongoing initiative to increase our active user installed base in that market, and to an increase in wages and salaries necessary to support our future expansion plans.

General and administrative expenses increased by €459,000, or 3.6%, to €13.1 million in 2009 from €12.7 million in 2008. As a percentage of revenues, general and administrative expenses decreased to 12.5% in 2009 from 12.7% in 2008. Recurring administrative expenses were reduced during 2009 as a result of a continued reduction in most ongoing expense components, although immediate savings were largely offset by higher business realignment and termination expenses recorded in the year.

Other income increased by €76,000 to €95,000 in 2009 from €19,000 in 2008, due primarily to an increase in rental income from a rental property currently owned by us and leased to a third party.

Total financial expenses, net decreased by €2.6 million to €1.8 million in 2009 as compared to €4.4 million in 2008, primarily due to the impact of foreign exchange rates in 2008 on assets and liabilities denominated in currencies other than the Euro and in particular on a financial liability denominated in U.S. Dollars.

Income tax expense decreased by €3.2 million to €1.8 million in 2009 as compared to €5.0 million in 2008, of which €3.4 million was attributable to an exceptional tax provision relating to a prior years’ dispute with the tax authorities in Germany. Our effective tax rate for 2009, excluding this provision, was 20.1%, compared to 28.5% for 2008. The decrease in our effective tax rate was primarily attributable to the utilization of tax losses in some of our taxable units combined with favorable tax rates in comparison with the primary tax rate in Israel resulting from our approved enterprise benefits in Israel and lower tax rates in other countries.

Seasonality

Historically, we have recognized a somewhat larger share of our revenues in the second quarter of the year, driven by increased sales volume in preparation for the warm summer months. The fourth quarter is also generally stronger than the first and third quarters as a result of increased sales associated with holiday shopping, and in any given year the fourth quarter may be the quarter with the highest revenues. In 2009 and 2010, this seasonality was not reflected in our quarterly sales as sales in the third quarter were higher than in the second quarter, which was as a result of continued growth of our installed base in our new and fast growing markets.

Our revenues may also be impacted by the effect of the weather. Specifically, in periods when the weather is warmer than usual our revenues would likely increase, and in periods when the weather is colder than usual our revenues would likely decline.

In the short term, due to our expansion in certain key markets, our revenues may increase in each quarter of a given year, as they did in 2009 and 2010, or we may find the fourth quarter to be our highest revenue-generating quarter in a given year, thereby changing the seasonality fluctuations described above.

Our operating expenses and, therefore, our overall margins are also seasonally impacted. Specifically, we typically increase our advertising and promotional expenditures in the second quarter and, to a lesser extent, in the fourth quarter relating to the holiday season. Consequently, our overall operating income may be lower in the second quarter.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statement of operations data for each of the eight quarters ended December 31, 2010. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes, appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
	(unaudited)
Consolidated statements of operations data:
Revenues	€21,484	€24,325	€27,676	€31,538	€30,159	€38,517	€41,974	€50,002
Cost of revenues	9,575	10,883	11,920	14,215	13,894	18,992	18,341	22,832
Gross profit	11,909	13,442	15,756	17,323	16,265	19,525	23,633	27,170
Operating expenses:
Sales and marketing	7,694	8,803	8,918	9,277	9,793	14,150	14,176	18,938
General and administrative	2,938	3,795	3,278	3,123	3,880	3,924	6,084	4,648
Other expense (income), net	(4)	(54)	(66)	29	(23)	(38)	(31)	(106)
Total operating expenses	10,628	12,544	12,130	12,429	13,650	18,036	20,229	23,480
Operating income	1,281	898	3,626	4,894	2,615	1,489	3,404	3,690
Financial expenses (income), net	373	520	678	203	290	(960)	904	(533)
Income before income tax	908	378	2,948	4,691	2,325	2,449	2,500	4,223
Income tax	537	277	495	484	284	318	427	740
Net income for the period	€371	€101	€2,453	€4,207	€2,041	€2,131	€2,073	€3,483

	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	55.4	55.3	56.9	54.9	53.9	50.7	56.3	54.3
Operating expenses:
Sales and marketing	35.8	36.2	32.2	29.4	32.5	36.7	33.8	37.9
General and administrative	13.7	15.6	11.8	9.9	12.9	10.2	14.5	9.3
Other expense (income), net	(0.0)	(0.2)	(0.2)	0.1	(0.1)	(0.1)	(0.1)	(0.2)
Total operating expenses	49.5	51.6	43.8	39.4	45.3	46.8	48.2	47.0
Net income for the period	1.7%	0.4%	8.9%	13.3%	6.8%	5.5%	4.9%	7.0%
As a percentage of full year results:
Revenues	20.4%	23.2%	26.4%	30.0%	18.8%	24.0%	26.1%	31.1%
Gross profit	20.4	23.0	27.0	29.6	18.8	22.5	27.3	31.4
Operating expenses:
Sales and marketing	22.2	25.4	25.7	26.7	17.2	24.8	24.8	33.2
General and administrative	22.3	28.9	25.0	23.8	20.9	21.2	32.8	25.1
Other expense (income), net	(4.2)	(56.8)	(69.5)	30.5	(11.6)	(19.2)	(15.6)	(53.6)
Total operating expenses	22.3	26.3	25.4	26.0	18.1	23.9	26.8	31.2
Net income for the period	5.2%	1.4%	34.4%	59.0%	21.0%	21.9%	21.3%	35.8%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and as of December 31, 2009 and 2010, included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

In many cases, the accounting treatment of a particular transaction, event or activity is specifically dictated by accounting principles and does not require management’s judgment in its application, while in other cases, management’s judgment is required in the selection of the most appropriate alternative among the available accounting principles, that allow different accounting treatment for similar transactions.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

As described in note 3K to our audited consolidated financial statements, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The exchanging and refilling of exchangeable CO2 cylinders is a critical component of our operations and, since inception, we have developed various methods to protect our rights over the manufacture, trading and refilling of our exchangeable CO2 cylinders. In this regard, our primary objective has been to assert that we maintain legal ownership over the exchangeable CO2 cylinders, while establishing the appropriate business and legal framework in each of our markets for trading and refilling activities related to the exchangeable CO2 cylinders.

The provision of exchangeable CO2 cylinders to customers is treated as a final sale and the related income is recorded. In certain circumstances, where no full cylinder is being exchanged for a returned cylinder, we have an obligation to provide a refund upon request for the returned exchangeable CO2 cylinder. The amount of the refund varies from country to country, from customer to customer (retailer, distributor and end consumer) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers and the refundable amounts are recorded as reduction of revenue. Although to date, returns of initial exchangeable CO2 cylinders stock from our distributors and retailers have been negligible, if the distributors or retailers in any one or more of the markets in which we operate return a large number of exchangeable CO2 cylinders without exchanging them for full ones, we may be required to pay out a large amount of cash, which could have an adverse effect on our business, financial condition and results of operations.

Accounts receivable — bad debt and allowance for doubtful accounts

We make ongoing estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider the payment history of the customers and significant economic developments within the retail environment that could impact the ability of our customers to pay outstanding balances and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determine that a smaller or larger reserve was appropriate, we would record a benefit or charge to sales and marketing expenses in the period in which we made such a determination.

Inventory

For financial reporting purposes, we evaluate our inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted at each location. Provision for slow moving and obsolete inventories is assessed by each country as part of their ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience, and adjusted where we will no longer continue to manufacture the particular item. To the extent that future events impact the salability of inventory, these provisions could vary significantly. For example, changes in specifications or regulations may render certain inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring such inventory to be fully written off. Inventories include exchangeable CO2 cylinders that are provided to customers. Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Company to facilitate the exchange program are included in property, plant and equipment.

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, being 12.8% of the total assets as of December 31, 2010 (2009: 24.1%). Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represent approximately 37% of our total property, plant and equipment.

The charge in respect of periodic depreciation of an asset is derived after determining its estimated expected useful life. The useful lives of our assets are determined at the time they are acquired and reviewed annually for appropriateness. The asset’s life is based on historical experience with similar assets as well as anticipation of future events, which may impact its life, such as changes in technology. With respect to the exchangeable CO2 cylinders, although we have no plans to replace the existing aluminum CO2 cylinder model and to date new machines have been designed to use our existing stock of cylinders, we have a continuous process of introducing re-designed or newly-designed soda makers that might require a change to the cylinder design in the future. There is no assurance that future soda maker designs will be compatible with the current cylinders’ models or that changes in governmental regulations, technological developments or other factors would not shorten the useful life of these cylinders in comparison with the current estimates. Our policy is that, if and when new developments lead to the phase-out of the current model of cylinders, at that time, we will change the estimated useful life and adjust the depreciation rate of the exchangeable CO2 cylinders.

We continuously evaluate our estimates and assumptions for each reporting period, and, when warranted, adjust these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense and impairment.

Impairment of long-lived assets

We periodically evaluate the recoverable amount of long-lived assets, including goodwill, other intangible assets and property, plant and equipment, relying on a number of factors, including operating results, business plans and projected future cash flows. Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. In addition, we examine at least once a year the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the cash generating unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible assets and property, plant and equipment accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cash flows or a different selection of an appropriate discount rate or long-term growth rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence materially different amounts would be reported in the financial statements.

Income tax

Income tax comprises the taxes levied on taxable income in the individual countries and the changes in deferred tax assets and liabilities. The income taxes recognized are reflected at the amounts likely to be payable under the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date.

In compliance with IAS 12 (Income Taxes), deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet prepared according to IFRS and those in the balance sheet drawn up for tax purposes. Deferred taxes are also recognized for consolidation measures and for tax loss carry forwards likely to be realizable. Deferred tax assets relating to deductible temporary differences, tax credits and tax loss carry forwards are recognized where it is sufficiently probable that taxable income will be available in the future to enable the tax loss carry forwards to be utilized. Deferred tax liabilities are recognized on temporary differences taxable in the future. Deferred taxes are calculated at the rates which — on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date — are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority. The effects of changes in tax rates or tax law on deferred tax assets and liabilities are generally accounted for in the period in which the changes are substantively enacted. Such effects are normally recognized in the statement of operations. Effects on deferred taxes previously recognized in other comprehensive income are reflected in other comprehensive income. The probability that deferred tax assets resulting from temporary differences or loss carry forwards can be utilized in the future is the subject of forecasts by the individual consolidated companies regarding their future earnings situation and other parameters. The deferred tax liabilities recognized on planned dividend payments by subsidiaries depend on assumptions regarding the future earnings situation of the subsidiaries concerned, their future financing structure and other factors. Changes in the assumptions or in circumstances may necessitate adjustments that result in allocations to deferred taxes or reversals thereof.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, although we have performed transfer pricing studies, benchmarked our inter-company transactions and developed our transfer pricing policies and procedures based on such studies and benchmarks, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by taxing authorities could have a negative effect on our operating results and financial condition.

Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2010, and have not been applied in preparing our consolidated financial statements as of that date.

In the framework of Improvements to IFRSs in 2010, the IASB published and approved 11 amendments to IFRSs on a wide range of accounting issues. Most of the amendments apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment. Presented below is the amendment that is expected to have an effect on our financial statements:

•   Amendment to IFRS 7 Financial Instruments: Disclosures — Clarification of Disclosures (the “Amendment”). The Amendment added an explicit statement that the interaction between the qualitative and quantitative disclosures should enable the users of the financial statements to better assess a company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early application is permitted with disclosure. The relevant disclosures will be included in our financial statements as of December 31, 2011.

Presented below are the new standards that may be relevant to our financial statements:

•   IFRS 9 (2010) Financial Instruments (the “Standard”) — This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

º	In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in the statement of operations. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever transferred to the statement of operations at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in the statement of operations unless they clearly constitute a return on an initial investment.
º	The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in the statement of operations. However, if this requirement aggravates an accounting mismatch in the statement of operations, then the whole fair value change is presented in the statement of operations. Amounts thus recognized in other comprehensive income may never be transferred to the statement of operations at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.
º	The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012, it is not required to restate prior periods.
º	We are examining the effect of adopting the Standard on our financial statements.

•   A new suite of accounting standards on Consolidation, Joint Arrangements and Disclosure of Involvement with Other Entities has been adopted by the IASB. Presented below are the standards that may be relevant to our financial statements:

º	IFRS 10 Consolidated Financial Statements (“IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation — Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

•   IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee (and there is a link between power and return). Presented hereunder are certain key changes from the current consolidation guidance:

º	IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee. This is reflected in, inter alia, the need to understand the design and purpose of an investee and the need to take into account evidence of power. Furthermore, the model explicitly requires identifying the investee’s activities as part of the control assessment.
º	IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.
º	De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation.
º	When assessing control, all “substantive” potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.
º	IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.
º	IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), that is over specified assets of the investee.
º	IFRS 10 provides a definition of protective rights.
º	The exposure to risk and rewards of an investee does not, on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis.

•   IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted provided that the entire consolidation suite is adopted at the same time.

•   We believe that adopting IFRS 10 will not have a material effect on our financial statements.

º	IFRS 12 Disclosure of Involvement with Other Entities (“IFRS 12”). IFRS 12 contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities.

•   Structured entities are entities that are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity (Special Purpose Entities under current guidance are likely to meet the definition of structured entities). The definition of rights in IFRS 12 is broad and includes contractual and/or non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity.

•   The purpose of the new disclosure requirements is to enable the users of the financial statements to understand the nature and the risks associated with its interests in other entities, and to understand the effect of such interests on the entity’s financial position, results of operations and cash flows. This is reflected in broad and extensive disclosure requirements, including among other: significant judgments and assumptions made in determining the nature of interests in entities and arrangements, interests in subsidiaries, interests in joint arrangements and in associates and interests in structured entities.

•   IFRS 12 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time.

•   Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

•   The relevant disclosures will be included in our financial statements as of December 31, 2013.

º	IFRS 13 Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exception to fair value measurement that currently exist in certain standards.

•   IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share-based payment transactions within the scope of IFRS 2 and leasing transactions within the scope of IAS 17. IFRS 13 does not apply to measurements that are similar to but not fair value (such as net realizable value and value in use).

•   IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

•   We are examining the effect of adopting IFRS 13 on our financial statements.

º	IAS 24 (2009) Related Party Disclosures (“IAS 24”). IAS 24 includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. IAS 24 is to be applied retrospectively for annual periods beginning on or after January 1, 2011. We are in the process of reassessing our relationships with related parties for the purpose of examining the effects of adopting IAS 24 on our financial statements.

B. Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital was funded primarily from cash flows provided by our operating activities, our secured revolving credit lines, secured bank-loans and cash and cash equivalents on hand. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our revolving credit and long-term debt facilities. Following the IPO and the follow-on offering, we expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents. Our capital investments have included: the expansion of our production capacity and capabilities; improvements and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems.

Since 2007, our inventory strategy has included increasing inventory levels to meet anticipated consumer demand for our products. This includes maintaining an inventory of soda makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the successive three months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons. In 2009 and 2010, we continued to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process. Based on these initiatives and new systems, and processes that we intend to implement, inventory may continue to increase, but at a rate lower than the rate of growth of revenues.

As of December 31, 2010, available borrowings under credit facilities totaled €14.1 million, of which 23% was being utilized. These facilities are currently provided by banks in Israel.

We believe that, based on our IPO, the follow-on offering and our current business plan, our cash and cash equivalents on hand and cash from operations will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require new borrowings or additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, future weakening of economic conditions could adversely affect our business and liquidity. In addition, continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2008	2009	2010
Net cash provided by (used in) operating activities	€6,273	€11,541	€(8,199)
Net cash used in investing activities	(2,129)	(5,885)	(5,475)
Net cash provided by (used in) financing activities	(1,717)	(5,882)	62,111

Cash provided by (used in) operating activities

Operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, unrealized financial gains and losses, share based compensation and non-cash movements in our income tax provision and deferred taxes. In addition, operating cash flows include the effect of changes in operating assets and liabilities, principally inventories, trade and other receivables, trade payables and accrued expenses.

Cash used in operating activities was €8.2 million in 2010 as compared to cash provided by operating activities of €11.5 million in 2009. This was primarily due to an increase in net cash outflows to working capital by €19.4 million to €19.6 million in 2010 from €237,000 in 2009 and a decrease in adjustments to net income for non-cash items by €2.9 million to €1.7 million in 2010 from €4.6 million in 2009, which were partially offset by an increase in our net income to €9.7 million in 2010 compared to €7.1 million in 2009. The increase in cash outflows related to working capital was primarily driven by an increase in inventories of €18.3 million in 2010, compared to €3.6 million in 2009, and an increase in trade and other receivables of €19.0 million in 2010 compared to €1.7 million in 2009, partially offset by an increase in trade payables of €12.4 million in 2010 compared to €3.5 million in 2009 and an increase of €4.6 million in provisions and other current liabilities in 2010 compared to €1.4 million in 2009. Adjustments to net income for non-cash items decreased in 2010 as compared to 2009 primarily due to the decrease in interest expense, net and a decrease in income tax expense, which were partially offset by an increase in depreciation and amortization, and an increase in non-cash share-based compensation expense.

Cash provided by operating activities increased by €5.2 million to €11.5 million in 2009 as compared to €6.3 million in 2008. The increase in cash provided by operating activities was primarily due to an increase in our net income to €7.1 million in 2009 compared to €530,000 in 2008, and net cash outflows to working capital of €237,000 compared to €2.6 million in 2008. Adjustments to net income for non-cash items decreased by €3.7 million to €4.6 million in 2009 from €8.3 million in 2008, partially offsetting the net cash outflows described above. The change to net cash inflows from net cash outflows related to changes in working capital period over period and was primarily driven by an increase in accounts payable and other current liabilities of €5.1 million in 2009 compared to €1.1 million in 2008. This increase was attributable primarily to an increase in product purchasing, for which payment was not due, during the fourth quarter of 2009 in comparison with the fourth quarter of 2008 and higher provisions for employees and sales rebates recorded in 2009 as compared to 2008, reflecting the growth in our operational activities. The above noted increases in net cash inflows relating to changes in operating liabilities were partially offset by an increase in inventory of €3.6 million in 2009 as compared to an increase of €3.0 million in 2008 and an increase in accounts receivable of €1.7 million as compared to an increase of €643,000 in 2008, both reflecting the revenue growth in the fourth quarter of 2009 as compared to the revenues in 2008. Adjustments to net income for non-cash items decreased in 2009 as compared to 2008 primarily due to the effect of the tax provision of €3.4 million relating to a prior years’ dispute with the tax authorities in Germany.

Cash used in investing activities

Cash used in investing activities decreased by €410,000 to €5.5 million in 2010 from €5.9 million in 2009, primarily as a result of decrease in payments for derivative financial instruments and decrease in acquisition of intangible assets, which were partially offset by an increase in acquisition of property, plant and equipment.

Cash used in investing activities increased by €3.8 million to €5.9 million in 2009 from €2.1 million in 2008, principally as a result of additional capital expenditures in machinery and equipment to serve our increasing capacity needs as well as new product molds and tooling, investment in trademarks acquired as part of the acquisition in October 2009 of certain assets of Wassermaxx, one of our competitors in Germany, and investments in information technology systems to support our increasing Internet sales.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology hardware. In order to support our overall business expansion, we will continue to invest in production machinery and equipment, additional gas filling lines, corporate facilities and information technology infrastructure in 2011 and thereafter.

We continue to expand our manufacturing capacity while we implement our longer-term plans for an additional manufacturing facility. Specifically, we currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing and/or purchasing an additional manufacturing facility in or near one of our existing markets. Pending the construction or purchase of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of sub-contractors for certain products and components.

We currently intend to construct an additional facility in the southern part of Israel for which we will need to secure additional real estate and hire additional employees. If we pursue this option, we intend to target commencement of construction in 2011 and completion within approximately 24 – 36 months from the commencement of construction. The total anticipated capital expenditure required for such facility is approximately €30.0 million, although this amount may increase if we are unsuccessful in obtaining grants from the Israeli Ministry of Trade and Industry. However, the timing of construction of such facility is not yet finalized.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash provided by (used in) financing activities

Our cash provided by financing activities was €62.1 million in 2010 as compared to cash used of €5.9 million in 2009. This change was mainly due to net proceeds from share issuance in connection with our IPO of €69.9 million, which was partially offset by an increase in repayments of long-term loans and borrowings of €8.3 million in 2010 as compared to €2.6 million in 2009.

Our cash used in financing activities increased by €4.2 million to €5.9 million in 2009 from €1.7 million in 2008. These changes were mainly due to a change in net proceeds from the issuance of shareholders’ loans in 2008 of €4.0 million as compared to payments to shareholders in the amount of €337,000 in 2009.

Credit facilities

Long-term debt

As of December 31, 2010, we had no long-term debt. As of December 31, 2009, our long-term debt, net of the current portion, amounted to €5.1 million as compared to €3.2 million as of December 31, 2008.

Short-term debt

As of December 31, 2010, we had credit facilities with borrowing capacity of €14.1 million. These credit facilities consist of €10.9 million of secured lines of credit and €3.2 million of secured revolving bank loans. As of December 31, 2010, the credit facilities were utilized at a rate of 23%, or €3.2 million. In addition, we had short-term secured bank loans of €3.3 million and finance lease liabilities of €175,000, used primarily for the leasing of vehicles.

Of our credit facilities, €9.5 million are denominated in Euros, €2.5 million are denominated in U.S. Dollars and €2.1 million are denominated in NIS.

Interest rates

As of December 31, 2010, our Euro secured bank loans bore annual interest of between Libor plus 3.1% and Libor plus 3.9%. Our NIS secured bank loans bore annual interest of between Prime plus 4.0% and Prime plus 4.5%. Our Euro secured revolving bank facility and secured line of credit bore annual interest of between Libor plus 1.8% and Libor plus 3.5%. Our NIS secured revolving bank facility and secured line of credit bore annual interest of between Prime plus 1.1% and Prime plus 2.3%.

Our Israeli bank lenders are parties to a pari passu agreement that, among other terms, provides each bank with a pro rata floating charge on our assets, including the share capital of certain of our subsidiaries, in accordance with the amount of debt provided by each bank to us. The loans and credit lines are secured with general floating and fixed charges on the assets of our Israeli subsidiaries, guaranties provided by our other affiliated entities and certain financial and other covenants. For so long as the bank loans are outstanding, we are not permitted to pay dividends, management fees and other forms of remuneration, except for certain excluded items, to our shareholders without the banks’ prior consent.

Shareholder loans

As of December 31, 2010, we had no outstanding shareholder loans. Certain of our previously-outstanding convertible shareholder loans were converted to ordinary shares immediately prior to the closing of our IPO in November 2010, and the remaining shareholder loans were settled in November 2010.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F. Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2010 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Debt obligations	€6,753	€—	€—	€—	€6,753
Operating lease obligations	2,538	3,373	1,284	79	7,274
Purchase obligations	16,115	20	20	—	16,155
Total	€25,406	€3,393	€1,304	€79	€30,182

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of April 30, 2011:

Name	Age	Position
Executive officers
Daniel Birnbaum	48	Chief Executive Officer and Director
Daniel Erdreich	48	Chief Financial Officer
Yonah Lloyd	45	Executive Director of Corporate Development and Communication
Tali Haim	37	Head of Global Business Development
Yossi Azarzar	48	Director of Global Operations
Eyal Shohat	37	General Counsel and Corporate Secretary
Rachelle Ostro	55	Director of Global Human Resources
Directors
Yuval Cohen(1)(2)	48	Chairman
Maurice Benady	46	Director
Eytan Glazer(2)(3)	48	Director
Lauri A. Hanover(1)(3)	51	Director
Marc Lesnick	44	Director
David Morris(1)(2)(3)	41	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Audit Committee.

Executive officers

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Daniel Erdreich has served as our Chief Financial Officer since March 2007. Mr. Erdreich joined us in 1996, served as our Controller until 2000 and served as the Finance Manager for some of our affiliated entities from 2003 until 2007. Between 1993 and 1996 and between 2000 and 2003, Mr. Erdreich was the Chief Financial Officer of public companies traded on Nasdaq and the Tel-Aviv Stock Exchange. Mr. Erdreich is a certified public accountant in Israel and holds a B.A. in Accounting and Economics and an M.A. in Business Administration, both from The Hebrew University of Jerusalem.

Yonah Lloyd has served as our Executive Director of International Projects and Corporate Communications from April 2010 to January 2011, and as our Executive Director of Corporate Development and Communications since January 2011. From 2008 to 2010, Mr. Lloyd consulted for Cupron, Inc., and later served as their Executive Vice-President of Sales and Business Development. From 1996 to 2007, Mr. Lloyd served as Senior Vice-President of Sales and Marketing at Net2Phone, Inc. From

1990 to 1996, Mr. Lloyd was an Assistant District Attorney in Bronx County, New York. Mr. Lloyd holds a J.D. from Fordham University School of Law and a B.A. in Sociology from Queens College.

Tali Haim has served as our Head of Global Business Development since November 2007. From 2001 to 2007, Ms. Haim was a Senior Director of Sales and Marketing at Shonfeld’s USA, Inc. Prior to 2001, Ms. Haim was an organizational psychologist at the Adam Milo Institute in Israel. Ms. Haim holds a B.A. in Psychology and Philosophy from Bar Ilan University and an M.A. in Clinical Psychology from Tel Aviv University.

Yossi Azarzar has served as our Director of Global Operations since May 2007. From 2000 to 2007, Mr. Azarzar held various positions at Intel Corporation, including Manufacturing Functional Area Manager and Manufacturing Manager. From 1994 to 2000, Mr. Azarzar served as an Area Manager with the McDonald’s Corporation in Israel. Mr. Azarzar holds a B.A and an M.A. in Islamic, Middle Eastern & Arabic studies, both from The Hebrew University in Jerusalem.

Eyal Shohat has served as our General Counsel and Corporate Secretary since May 2010. From 2007 to April 2010, Mr. Shohat was the Vice President — Legal Affairs of Frutarom Industries Ltd., a public company listed on the Tel Aviv and London Stock Exchanges. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. in Accounting, an L.L.B. and an M.B.A. from Tel Aviv University.

Rachelle Ostro has served as our Director of Global Human Resources since 2007. From 1997 to 2007, she served as our Executive Administrator. Ms. Ostro holds a B.A. in Social Work from Tel Aviv University.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 and our controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, where he led investments in, and served on the boards of directors of, numerous companies, including Precise Software Solutions, Inc., PowerDsine Ltd., T.sqware Inc., Sheer Networks, Teleknowledge Group, Celltick Technologies and XMPie. Mr. Cohen currently serves on the board of directors of Emblaze Ltd. (LSE: BLZ), as well as a director of several privately held portfolio companies of Fortissimo Capital. In addition, Mr. Cohen previously served as the Chairman of the board of directors of NUR Macroprinters (the assets of which were sold to Hewlett-Packard Company), and Hadasit Bio-Holdings Ltd. (TASE: HDST). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Maurice Benady has served as a member of our board of directors since October 2007. Mr. Benady is a solicitor and, since July 2003, has been a partner at Hassans International Law Firm in Gibraltar. Mr. Benady completed his Articles while on secondment to the Attorney General’s Chambers of Gibraltar. Mr. Benady also serves on the board of directors of Kendray Properties Limited and Keswick Properties Limited. Mr. Benady holds an LLB from Manchester Metropolitan University.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL WorldGroup, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Ms. Hanover is the Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross,

Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., an Israeli medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli software and analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Marc Lesnick has served as a member of our board of directors since December 2006. Mr. Lesnick has been a partner at Fortissimo Capital since May 2003. From October 2001 through May 2003, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From September 1997 through October 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he specialized in public offerings and mergers and acquisitions. Mr. Lesnick currently serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick holds a J.D. from the University of Pennsylvania and a B.A. from Yeshiva University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments, including Real Property Investment Limited, one of our principal shareholders. He additionally manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

B. Compensation

Compensation of officers and directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including share-based compensation, for the year ended December 31, 2010, was approximately €1.9 million. This amount does not include any amounts set aside or accrued to provide pension, severance, retirement, holiday or similar benefits or expenses, nor does it include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended, and a fee of $250 per written consent of the board or a committee thereof. The Chairman of the Board receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors were each granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share, which shall vest on the first, second and third anniversaries of the date of grant. Messrs. Cohen and Lesnick have each instructed us to pay their director fees and their option grants directly to an affiliate of Fortissimo Capital.

Employment and consulting agreements with executive officers

We have entered into written employment agreements with each of our executive officers. See “Item 7. B — Related Party Transactions — Agreements with Directors and Officers” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan and, in October 2010, we adopted the 2010 Employee Share Option Plan, or collectively the ESOP. The ESOP allows us to grant options to purchase ordinary shares to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us. 2,195,838 ordinary shares are reserved for issuance under our ESOP, subject to adjustment to reflect certain events specified in the ESOP. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares that were granted under our ESOP. As of April 30, 2011 there were options outstanding to purchase 1,501,685 ordinary shares under the ESOP, at a weighted average exercise price of €8.02 ($11.37) per share. Of these outstanding options, as of April 30, 2011, options to purchase 600,072 were vested and exercisable. Through April 30, 2011, 364,131 ordinary shares have been issued upon exercise of options granted under the ESOP.

The normal vesting schedule for options granted under the ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for twelve quarters. The options expire ten years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of one hundred eighty days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to most of our Israeli participants in this plan under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. To comply with the capital gains track, all options and shares under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant of the option. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Our compensation committee administers the ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the ESOP if the committee ceases to operate for any reason. The compensation committee determines, the eligible individuals who receive options under the ESOP, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and the other terms and conditions of the options, all in accordance with the provisions of the ESOP.

Option holders may not transfer their options except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any option award agreement in effect before the transaction, any unexercised options will be replaced by equally ranking options of the successor company. If the successor company refuses to issue these replacement options, the vesting and exercisability of outstanding options may (in the discretion of the compensation committee or the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of our assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10 day period to participate in a liquidation distribution.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the option holder, cancel an outstanding option or amend an outstanding option, including the exercise price. For amendments affecting our officers, audit committee and/or shareholder approval may also be necessary. See “Item 6. C — Board Practices — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law” and “Item 6. C — Board Practices — Audit Committee — Approval of Transactions with Related Parties.”

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of April 30, 2011:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum, Chief Executive Officer and Director	229,934	€1.60579	Dec. 25, 2017
	92,471	€1.60579	Feb. 25, 2018
	6,496	€1.60579	July 15, 2018
	123,180	€1.60579	Sept. 14, 2018
	210,000	$20.00	Nov. 2, 2020
				662,081

C. Board Practices

Board of directors and officers

Our current board of directors consists of seven directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2011 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2011. Class II directors, consisting of Messrs. Benady and Lesnick, will hold office until our annual meeting of shareholders to be held in 2012. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

The articles relating to the number of directors, staggered board and election and removal of a director from office may be changed only by a resolution adopted by two-thirds of our voting shares.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles, may be filled by a vote of a simple majority of the directors then in office, even if they do not constitute a quorum. Directors so chosen or appointed shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. See “— External Directors” for a description of the procedure for the election of external directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “— Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise. Ms. Hanover has such financial and accounting expertise.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her resignation or removal. There are no family relationships among any of our directors or executive officers.

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Global Select Market, are required to appoint at least two external directors. Mr. Glazer and Ms. Hanover are qualified to serve as external directors under the Companies Law.

Pursuant to a recent amendment to the Companies Law which will become effective on September 15, 2011, a person may not serve as an external director if, (a) the person is a relative of our controlling shareholder, or (b) at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner, the person’s employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) us; (2) our controlling shareholder at the time of such person’s appointment; or (3) any entity that is either controlled by us or under common control with us at the time of such appointment or during the prior two years.

The term affiliation includes:

•   an employment relationship;

•   a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•   control; and

•   service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; a spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from us for his or her role as a director unless such compensation is paid or given in accordance with regulations promulgated under the Companies Law or unless such compensation constitutes amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. If at the time an external director is appointed all current members of the board of directors not otherwise affiliated with the Company are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. Our board of directors has determined that Ms. Hanover possesses the requisite financial and accounting expertise.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholders’ control. This includes engagement to serve as an executive officer or director of the company or a company controlled by a controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (and for a period of one year with respect to relatives of the former external director).

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•   the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•   the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding clause) that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli company traded on The Nasdaq Global Select Market is three years and he or she may be reelected to additional terms of three years provided that either (a) the board of directors has recommended such reelection and such reelection is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, or (b) the reelection has been recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least two percent (2%) of the company’s voting rights. Reelection to each additional term beyond the first extension must comply with the following conditions: (1) the audit committee and, subsequently, the board of directors must confirm that the reelection for an additional term is beneficial to the company, taking into account the external director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the company’s shareholders were informed at the general meeting, prior to the approval of the reelection of the external director, of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of the external director’s term.

If the board of directors is made aware of a concern that an external director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified. If the board of directors determines that the concern is justified, it must call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the external director. The external directors may be removed by the same majority of shareholders as is required for their election.

An Israeli court may remove external directors (1) at the request of a director or a shareholder of the company if it determines that the external director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (2) at the request of the company, a director, a shareholder or a creditor of the company if it determines that the external director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law.

If the vacancy of an external directorship causes the company to have fewer than two external directors, such company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new external director.

Additional provisions

Under the Companies Law, each committee to which a board of directors delegates power is required to include at least one external director and its audit committee is required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses only in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director.

Audit committee

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee is Ms. Hanover.

Companies law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. Pursuant to a recent amendment to the Companies Law which will become effective on September 15, 2011, one of our external directors must serve as chairperson of the committee. The audit committee may not include:

•   the chairman of the board of directors;

•   a controlling shareholder or a relative of a controlling shareholder (as each such term is defined in the Companies Law); or

•   any director employed by the company, by the company’s controlling shareholder or by any other entity controlled by the company’s controlling shareholder, or any director who provides services to the company, to the company’s controlling shareholder or to any other entity controlled by the company’s controlling shareholder on a regular basis (other than as a member of the board of directors), or any other director whose main source of income derives from the controlling shareholder.

The term controlling shareholder is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Pursuant to an amendment to the Companies Law that will become effective on September 15, 2011, a majority of the total number of then-serving members of the audit committee shall constitute a quorum for the transaction of business at the audit committee meetings, provided, that the majority of the members present at such meeting are unaffiliated directors and at least one of such members is an external director. In addition, pursuant to that same amendment that will become effective on September 15, 2011, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

•   he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•   he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

All of the directors on our audit committee are unaffiliated directors.

Nasdaq requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. Ms. Hanover is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Marketplace Rules.

Ms. Hanover and Messrs. Glazer and Morris are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of The Nasdaq Global Select Market.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders, or in which they have an interest. See “— Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the Nasdaq Marketplace Rules, which include:

•   retaining and terminating our independent auditors, subject to shareholder ratification;

•   pre-approval of audit and non-audit services provided by the independent auditors;

•   examining our quarterly and annual financial reports prior to their submission to the board of directors; and

•   approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in our business management in consultation with the internal auditor or our independent auditors and suggest an appropriate course of action to the board of directors, and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required.

Pursuant to an amendment to the Companies Law that determines the role and responsibility of the audit committee and that will become effective on September 15, 2011, our audit committee will be responsible for (i) determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material), (iii) where the board of directors approves the working plan of the internal audit, examining such working plan before its submission to the board of directors and proposing amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration our special needs and size), (v) examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the general meeting of shareholders) and (vi) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

The audit committee charter states that in fulfilling its obligations, the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation committee

Our compensation committee consists of Ms. Hanover and Messrs. Cohen and Morris. The chairperson of the compensation committee is Mr. Cohen.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Select Market rules which include:

•   reviewing and recommending overall compensation policies with respect to our chief executive officer and other executive officers;

•   reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers including evaluating their performance in light of such goals and objectives;

•   reviewing and approving the granting of options and other incentive awards; and

•   reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Ms. Hanover and Mr. Morris are independent under the listing standards of The Nasdaq Global Select Market. Consistent with the rules of The Nasdaq Global Select Market, we intend to appoint one additional independent director to the compensation committee within the 12 months following our listing on The Nasdaq Global Select Market, at which time Mr. Cohen will resign from the committee.

Nominating and governance committee

Our nominating and governance committee consists of Messrs. Cohen, Glazer and Morris. The chairperson of the nominating and governance committee is Mr. Cohen.

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Select Market rules which include:

•   reviewing and recommending nominees for election as directors;

•   developing and recommending to our board corporate governance guidelines and a code of conduct and ethics for our directors, officers and employees in compliance with applicable law;

•   reviewing developments relating to corporate governance issues;

•   reviewing and making recommendations regarding board member skills and qualifications, the nature of duties of board committees and other corporate governance matters; and

•   establishing procedures for and administering annual performance evaluations of our board.

Messrs. Glazer and Morris are independent under the listing standards of The Nasdaq Global Select Market. Consistent with the rules of The Nasdaq Global Select Market, we intend to appoint one additional independent director to the nominating and governance committee within the 12 months following our listing on The Nasdaq Global Select Market, at which time Mr. Cohen will resign from the committee.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Dror Haimovitch has been appointed as our internal auditor. Mr. Haimovitch is a certified internal auditor and a partner of the Israeli accounting firm of Barzily & Co.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•   information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•   all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•   refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•   refrain from any activity that is competitive with the business of the company;

•   refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•   disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

“Personal interest” is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. Pursuant to a recent amendment to the Companies Law, a personal interest will include the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

•   a transaction other than in the ordinary course of business;

•   a transaction that is not on market terms; or

•   a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our articles of association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, (iii) an undertaking to indemnify or insure an office holder who is not a director, or (iv) an undertaking concerning the terms of compensation of an office holder who is not a director, including, an undertaking to indemnify or insure such office holder, then audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or for matters considered after September 15, 2011, unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law and a recent amendment thereto, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit Committee — Approval of Transactions with Related Parties” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•   at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•   the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•   an amendment to the articles of association;

•   an increase in the company’s authorized share capital;

•   a merger; and

•   the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•   financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•   a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•   a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•   a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•   an act or omission committed with intent to derive illegal personal benefit; or

•   a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors, by shareholders.

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of our IPO, the maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, the greater of (a) an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million. In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

D. Employees

As of December 31, 2010, we had 1,073 employees of whom 740 were based in Israel, 163 were in Germany, 41 were in the United States and 129 were in other countries. Of the total number of employees, approximately 250 were temporary employees (most of whom work at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,
Department	2008	2009	2010
Operations and product development	319	492	710
Sales and marketing	190	205	262
General and administration	60	64	85
Management	14	15	16
Total	583	776	1,073

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our employees in Israel are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel.

Agreements with our employees also forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us. Certain of these restrictions may be of no or little enforceability under Israeli law and may be of questionable enforceability in other jurisdictions. In addition, many of the employees in our manufacturing facilities are employed through third-party manpower agencies. Under Israeli Law, after nine consecutive months of employment with the same company, employees employed through third party manpower agencies become employees of the company into which they were placed by the manpower agency, and are entitled to all related protective labor provisions as of the first day of such individual’s employment with the company into which they were placed.

Employees that work for our international subsidiaries are subject to local law and in most cases have entered into personal employment agreements with the particular subsidiary that they work for. These agreements also include non-competition and nondisclosure provisions. Our employees located in Germany are subject to local collective bargaining agreements.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6. B. — Compensation — Option plans” and “Item 7. A — Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of May 31, 2011 by:

•   each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•   each of our executive officers;

•   each of our directors; and

•   all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days after the date of this annual report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 19,983,852 ordinary shares outstanding as of May 31, 2011.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

As of May 31, 2011, we had 1 United States entity that was a holder of record of our outstanding ordinary shares, representing 69% of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City 70100, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% shareholders
FMR LLC and Affiliates(1)	2,586,331	12.9%
Fortissimo Capital Fund GP, L.P.(2)	2,270,785	11.4%
Real Property Investment Limited(3)	2,137,333	10.7%
Alydar Capital, LLC and Affiliates(4)	1,055,000	5.3%
Executive officers and directors
Yuval Cohen(5)(2)	2,270,785	11.4%
Maurice Benady(6)	1,032,130	5.2%
Eytan Glazer	—	—
Lauri A. Hanover	—	—
Marc Lesnick(5)(2)	2,270,785	11.4%
David Morris(7)	—	—
Daniel Birnbaum(8)	452,081	2.2%
Daniel Erdreich	32,993	*
Yonah Lloyd	*	*
Tali Haim	7,850	*
Yossi Azarzar	33,968	*
Eyal Shohat	*	*
Rachelle Ostro	6,541	*
All executive officers and directors as a group (13 persons)(9)	3,845,796	18.7%

*	Less than 1%.
(1)	Based on a Schedule 13G filed with the Securities and Exchange Commission on May 10, 2011 by FMR LLC (“FMR”). Includes 2,525,131 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 61,200 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(2)	Fortissimo Capital Fund GP, L.P. is a Cayman Island limited partnership, which serves as the general partner of each of the following three parallel partnerships each of which holds the amount of shares set forth next to its name: (a) Fortissimo Capital Fund (Israel), L.P., an Israeli limited partnership: 2,053,328 ordinary shares; (b) Fortissimo Capital Fund (Israel-DP), L.P., an Israeli limited partnership: 146,732 ordinary shares; and (c) Fortissimo Capital Fund, L.P., a Cayman Island limited partnership: 70,725 ordinary shares. The general partner of Fortissimo Capital Fund GP, L.P. is Fortissimo Capital (GP) Management, Ltd., a Cayman Island corporation, which is controlled by Yuval Cohen, one of our directors. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Fortissimo Capital is 14 Hamelacha St., Park Afek, Rosh Haayin 48091, Israel.
(3)	Consists of 2,137,333 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(4)	Based on a Schedule 13G filed with the Securities and Exchange Commission on April 19, 2011 by Alydar Capital, LLC (“Alydar Capital”), Alydar Partners, LLC (“Alydar Partners”), John A. Murphy, Alydar Fund, L.P. (“Alydar Fund”), Alydar QP Fund, L.P. (“Alydar QP”), Alysheba Fund, L.P. (“Alysheba Fund”), Alysheba QP Fund, L.P. (“Alysheba QP”), Alysun Fund, L.P. (“Alysun Fund”), Alysun QP Fund, L.P. (“Alysun QP”), Alydar Fund Limited (“Alydar Limited”), Alysheba Fund Limited (“Alysheba Limited”) and Alysun Fund Limited (“Alysun Limited”). Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysheba Limited and Alysun Limited have sole voting and dispositive power with respect to 13,801 shares, 137,223 shares, 4,474 shares, 118,290 shares, 6,712 shares, 36,255 shares, 327,305 shares, 398,915 shares and 12,025 shares, respectively. Alydar Capital has shared voting and dispositive power with respect to 316,755 shares and Alydar Partners and Mr. Murphy have shared voting and dispositive power with respect to 1,055,000 shares. Alydar Capital is the general partner of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund and Alysun QP. Alydar Partners is the investment manager of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysun Limited and Alysheba Limited. Mr. Murphy, an individual, is managing member of Alydar Capital and Alydar Partners and disclaims any beneficial ownership over these shares. The principal address of Alydar Capital and its Affiliates is 222 Berkeley Street, 17th Floor, Boston, Massachusetts 02116.
(5)	Consists of 2,270,785 shares held by Fortissimo Capital. Each such individual is a partner of Fortissimo Capital, sits on Fortissimo Capital’s Investment Committee which has voting and investment power with respect to such shares and, therefore, may be deemed to have beneficial ownership of the shares owned by Fortissimo Capital. However, each such individual disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein.
(6)	Consists of 825,703 shares held by Kendray Properties Ltd. and 206,427 shares held by Keswick Properties Ltd. Mr. Benady is a director of both companies, shares voting and investment power and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Benady’s address is 57/63 Line Wall Road, Gibraltar.
(7)	The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.
(8)	Consists of options to purchase 452,081 shares which are currently exercisable or exercisable within 60 days of May 31, 2011.
(9)	Includes options to purchase 542,881 shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

Prior to our initial public offering (our “IPO”), our major shareholders were Fortissimo Capital Fund GP, L.P., which beneficially held approximately 56.7% of our then-existing share capital, Real Property Investment Limited, which beneficially held approximately 44.8% of our then-existing share capital, Kendray Properties Ltd., which beneficially held approximately 26.9% of our then-existing share capital, Clemente Corsini, who beneficially held approximately 14.2% of our then-existing share capital and Keswick Properties Ltd., which beneficially held approximately 7.7% of our then-existing share capital. As part of our IPO, consummated on November 8, 2010, each of the aforementioned major shareholders, except for Clemente Corsini, sold a portion of its shares to the public. As part of a follow-on public offering consummated on April 19, 2011, all of the aforementioned major shareholders, including Clemente Corsini, sold a portion of their shares to the public. For additional information regarding changes in the percentage of our shares held by our major shareholders during the past three years, please refer to “Item 7.B — Related Party Transactions.”

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B —  Memorandum and Articles of Association.”

B. Related Party Transactions

Since January 1, 2008, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Issuance of preferred shares

In March 2007, Soda-Club Enterprises N.V. (shares of this entity were later exchanged by all shareholders for our shares) entered into a Preferred Share Purchase Agreement with an entity wholly owned by Fortissimo Capital by the name of Soda-Club Holdings Ltd., Kendray Properties Ltd. (or “Kendray”), Keswick Properties Ltd. (or “Keswick”), Real Property Investment Limited (or “RPI”), and Mr. Clemente Corsini (or “Corsini”). Pursuant to the Preferred Share Purchase Agreement, in exchange for an aggregate investment of €4,000,000, we issued an aggregate of 16,066,618 Series A1 Preferred Shares at a price per share of €0.24896 as follows: Fortissimo Capital — 11,045,800; Kendray — 4,016,655 and Keswick —  1,004,164. In addition, in exchange for an aggregate investment of €1,971,817, most of which had previously been paid to us, we issued an aggregate of 7,920,108 Series A2 Preferred Shares at a price per share of €0.24896 as follows: RPI — 5,911,781 and Mr. Corsini — 2,008,327.

In September 2007, the holders of Series A1 Preferred Shares invested an additional €4,000,000 in us in exchange for a note convertible into an additional 16,066,618 Series A1 Preferred Shares within five years from issuance. This convertible note bears interest at Libor plus 2.5% compounded annually and is payable at maturity only if the convertible note is not converted into equity prior to maturity. In connection with this transaction, Fortissimo Capital was granted two options, one to invest up to an additional €4,000,000 in us on the same terms for a period of 12 months and another identical option exercisable for 24 months. Neither of these options was exercised and both have since expired.

All outstanding Series A1 Preferred Shares and all outstanding Series A2 Preferred Shares were automatically converted into ordinary shares immediately prior to the consummation of our IPO. In addition, all holders of our outstanding convertible notes converted his or its convertible notes into ordinary shares immediately prior to the consummation of our IPO.

Registration rights

Pursuant to the terms of our amended and restated shareholders agreement, each of Fortissimo Capital, Kendray, Keswick, RPI and Mr. Corsini may exercise certain registration rights described below with respect to the ordinary shares issuable upon conversion of our preferred shares.

Demand registration rights.  We are required to initiate not more than two registrations, subject to certain blackout periods and other conditions, of the 3,302,915 ordinary shares that were issued upon conversion of certain of our preferred shares upon the demand of any former holder of at least 30% of the Series A1 Preferred Shares (an “Initiating Holder”), provided that (i) the anticipated sales price from any such registration is not less than $5.0 million, and (2) we are not required to effect a registration until six months after our IPO.

Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. If such registration is an underwritten offering and the managing underwriter advises us that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, shares held by the Initiating Holders, second, shares held by any other former holders of Series A1 Preferred Shares, and third, shares held by any other former holders of Series A2 Preferred Shares.

Registration on Form F-3.  After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the date of our IPO, our shareholders who are former holders of Series A1 or A2 Preferred Shares may request that we register the 4,950,277 ordinary shares that were issued upon conversion of such shares on Form F-3, subject to certain blackout periods. We are required to give notice of any such request to the other former holders of Series A1 or A2 Preferred Shares, and offer those other former holders an opportunity to include their ordinary shares issued upon conversion of such shares in such registration statement.

Piggyback registration rights.  Former holders of Series A1 or A2 Preferred Shares have the right to request that we include their ordinary shares issued upon conversion of the preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises us that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, shares held by the former holders of Series A1 Preferred Shares, second, shares held by any other former holders of Series A2 Preferred Shares, and third, shares held by any other shareholder. In no event will the former holders of Series A1 Preferred Shares be reduced below 30% of the amount that such holders propose to register.

Termination.  All registration rights granted to former holders of Series A1 and A2 Preferred Shares terminate immediately with respect to any shareholder who holds 1% or less of our aggregate outstanding ordinary shares, provided that all of the ordinary shares issued upon conversion of the preferred shares may be publicly sold within any three month period pursuant to Rule 144 under the Securities Act.

Expenses.  We will pay all expenses in carrying out the above registrations, other than any underwriting discounts and commissions.

Shareholder loans

On December 11, 2007, in order to secure additional financing to fund our growth, Fortissimo Capital, as our largest shareholder, facilitated a financing in the amount of €2.4 million on our behalf by providing a guaranty in that amount to Bank Mizrachi Tefachot to secure such funding.

On February 18, 2008, one of our subsidiaries entered into an agreement with Keswick and Kendray to borrow €1.4 million. Such loan was unsecured, guaranteed by us, bore interest at a rate of 8.5% per annum and was to be repaid in full by December 31, 2008, unless otherwise converted at the same price per share as in effect at the time of the original investment of Kendray and Keswick (€1.60579 per share after giving effect to the 1-for-6.45 reverse share split effected on October 6, 2010). The agreement was later canceled and replaced by an agreement dated as of June 2008 between us and all shareholders holding at least 5% of our shares and CIS (Concept Investment Services) N.V., referred to herein as the Shareholder Loan Agreement, whereby the prior arrangement with respect to the shareholder loan provided in February 2008 was restructured and all parties participated in a loan to us in an aggregate amount of €6.7 million, with the net cash we received being equal to €5.3 million. Each of the participating shareholders contributed its pro rata amount of €5.3 million (Fortissimo Capital, in the form of a bank guaranty, which terminated in conjunction with our IPO) and certain individuals affiliated with CIS (Concept Investment Services) N.V. contributed €10,000 (in lieu of its pro rata amount). Each of the shareholders participating in the loan to us, their respective contribution and the number of ordinary shares into which such contribution is convertible are set forth in the table below:

Entity	Loan Amount (Net)	Number of Ordinary Shares
Fortissimo Capital Fund GP, LP	€2,400,000	1,884,185
Kendray Properties Ltd.	€872,688	685,127

Entity	Loan Amount (Net)	Number of Ordinary Shares
Keswick Properties Ltd	€218,172	171,282
Real Property Investment Limited	€1,438,789	1,129,560
Clemente Corsini	€381,116	299,205
CIS (Concept Investment Services) N.V.	€10,000	7,530

Pursuant to the terms of the Shareholder Loan Agreement, the loan bears interest at a rate of 8.5% per annum, which was paid in advance (the amounts set forth above reflect the net loan amounts), is subordinate to all bank loans, is payable in full in December 2010 if not converted. Shareholders who participated in this loan received their pro rata portion of an additional 5% equity interest in us. Holders of the convertible notes converted all of the outstanding convertible notes into an aggregate of 4,176,889 ordinary shares immediately prior to the consummation of our IPO.

Management services agreement

In connection with our financing on March 26, 2007, we and Fortissimo Capital entered into a Management Services Agreement, with respect to certain services to be provided to us by Fortissimo Capital. Such services include assisting and advising our management on matters concerning our affairs and business, and serving as members of our board of directors. In consideration of the performance of the management and board services, Fortissimo Capital or an affiliated entity designated by Fortissimo Capital is paid an annual management fee equal to the greater of (i) €250,000 or (ii) 4% of EBITDA. With respect to the years ended December 31, 2008, 2009 and 2010, we paid a management services fee to Fortissimo Capital in the amounts of €556,000, €485,000 and €2.3 million, respectively. The 2010 fee included a one-time payment of €1.75 million ($2.5 million), as more fully described below.

The Management Services Agreement, under its original terms, was not structured to terminate upon the consummation of a public offering. We and Fortissimo Capital agreed that, consistent with the vast majority of other private equity-backed companies undertaking an initial public offering, it would be in our best interest and the best interests of our future shareholders to terminate the Management Services Agreement upon the consummation of our initial public offering. As consideration for Fortissimo Capital’s agreement to terminate the Management Services Agreement, we made a one-time payment of €1.75 million ($2.5 million) to Fortissimo Capital upon the consummation of our IPO as consideration for terminating the agreement. Other than any director fees (including the grant of options) payable or issuable to the directors affiliated with Fortissimo Capital, which are paid or issued to an affiliate of Fortissimo Capital, no other compensation has been paid by us to Fortissimo Capital following the consummation of our IPO.

Agreements with directors and officers

Employment agreements

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally between six and twenty-four months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Options

Since our inception, we have granted options to purchase our ordinary shares to certain of our officers. We describe our option plans under “Item 6.B. — Compensation — Option plans.”

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6.C — Board Practices — Exculpation, insurance and indemnification of office holders.”

Certain arrangements with Daniel Birnbaum

On October 7, 2010, we paid a special bonus of $394,000 to Daniel Birnbaum, our Chief Executive Officer, approximately $217,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in January 2007 and the balance of which was used to pay the taxes owed on such bonus. There are no other loans that have been made by us to our executive officers.

On October 14, 2010, the Board of Directors approved a grant to Mr. Birnbaum of options to purchase 210,000 ordinary shares, which grant was made contemporaneously with our IPO, with an exercise price equal to the IPO price.

Mr. Birnbaum agreed to pay for his portion of the total expenses payable by us in connection with the public offering consummated on April 19, 2011, including registration, filing and listing fees, printing fees, and legal and accounting expenses.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal Proceedings

We are currently party to a number of lawsuits in various jurisdictions in which we do business, including product liability actions and employee lawsuits. Product liability suits are generally covered by our product liability insurance and, in many cases, involve the use of third party products with our home carbonating system, such as carbonation bottles or CO2 cylinders. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

We also are a party to a number of actions that grew out of our change of control and management in late 2006 and early 2007. There is a legal dispute with a certain past employee, whereby unjust dismissal is alleged against us and we have countered with a claim of breach of fiduciary duty and fraud. We do not believe these claims are material to us.

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by altering our exchangeable CO2 cylinders by removing our trademarks from and affixing their trademarks to those cylinders. Vikingsoda is defending this action and, in March 2010, the Stockholm Court of Appeal held, without providing its reasoning, that a preliminary injunction issued by the District Court of Stockholm in February 2010, which enjoined Vikingsoda from refilling our exchangeable CO2 cylinders, could not be enforced pending further notice. Shortly thereafter, we decided to withdraw our request for a preliminary injunction and the Stockholm Court of Appeal has issued a decision confirming that the preliminary injunction case in the Stockholm Court of Appeal has been terminated. In January 2011, a preparatory hearing was held at the District Court of Stockholm addressing our claim that Vikingsoda had infringed our intellectual property rights. A hearing is likely to take place in the latter part of 2011. Should our case be unsuccessful, we will have to compensate Vikingsoda for its litigation costs. It is also possible that Vikingsoda will claim compensation for damages suffered during the period between the granting of the preliminary injunction of the District Court of Stockholm and the Stockholm Court of Appeal’s decision that the preliminary injunction could not be enforced.

Vikingsoda has also filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, alleging that we abused a dominant market position. The Swedish Competition Authority is currently investigating our practices and has issued a preliminary opinion concluding that preventing third parties from refilling our exchangeable CO2 cylinders may constitute an abuse of a dominant position. The Swedish Competition Authority submitted this preliminary opinion to the Stockholm Court of Appeal, directing that the Stockholm Court of Appeal must consider the Swedish Competition Authority’s conclusion when deciding on the preliminary injunction that we requested in relation to our trademark infringement claims against Vikingsoda. Further, on June 1, 2011, the Swedish Competition Authority, within the context of their investigation, provided us with a draft decision setting out their current position. We are currently preparing a written reply, which, according to the current timetable, should be submitted to Swedish Competition Authority on or about August 31, 2011. As a result, it is, at this stage, not possible to predict the outcome of the Swedish Competition Authority’s investigation. However, if the Swedish Competition Authority’s current position, as expressed in the draft decision, becomes final, we would, among other measures the Swedish Competition Authority may deem necessary, be prohibited from continuing with the allegedly abusive conduct and be ordered to allow third parties to refill our exchangeable CO2 cylinders, in addition to being subject to a fine if the order is not complied with. A final decision by the Swedish Competition Authority is appealable to the Market Court.

Following a recent audit, tax authorities in one jurisdiction in which we operate issued a finding that the amount of royalties we recognized on our CO2 refills are not in compliance with the jurisdiction’s transfer pricing rules and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we have appealed this assessment and are not bound to comply with the assessment during the pendency of this appeal, our appeal may not be successful and we may be required to pay some or all of the entire amount assessed. Moreover, in the event that our appeal is unsuccessful, further assessments for tax periods after 2005 could be forthcoming.

We are engaged in other legal actions arising out of the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our results of operations, financial condition or cash flows.

Dividend Policy

Historically, we have generally not distributed our net income as dividends to our shareholders but rather re-invested such income in our business. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under Israeli law, the amount distributed is further limited to the greater of retained earnings or earnings generated over the two most recent fiscal years. In the event that we do not meet the retained earnings criteria, as defined in the Companies Law, we may seek the approval of the applicable Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10.B — Memorandum and Articles of Association — Dividend and Liquidation Rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E — Taxation — Israeli Tax Considerations and Government Programs — Taxation of our Shareholders — Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

B. Significant Changes

No significant changes have occurred since December 31, 2010, except as otherwise disclosed in this annual report.

Item 9. THE OFFER AND LISTING

A. Listing Details

Our ordinary shares have been listed on The Nasdaq Global Select Market under the symbol “SODA” since November 3, 2010. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $20.00 per share on November 2, 2010. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on The Nasdaq Global Select Market:

	Low	High
Year ending December 31, 2010
Fourth Quarter (beginning November 3, 2010)	$23.15	$43.88
Year ending December 31, 2011
First Quarter	$27.00	$46.88
Second Quarter (through June 24, 2011)	$40.50	$63.20
Last Six Months
December 2010	$29.54	$36.43
January 2011	$27.00	$42.99
February 2011	$38.00	$45.51
March 2011	$39.42	$46.88
April 2011	$40.50	$48.64
May 2011	$41.24	$59.95

On June 24, 2011, the last reported sale price of our ordinary shares on The Nasdaq Global Select Market was $53.76 per share.

As of December 31, 2010, we had nine holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on The Nasdaq Global Select Market under the symbol “SODA” since November 3, 2010.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Objects and Purposes

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any legal business.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and avoid abusing his or her powers including when voting at general meetings on matters such as amending the articles of association, increasing the company’s authorized capital and approving mergers and related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. The remedies generally available upon a breach of contract apply in the event of breach of the above mentioned duties, and in the event of harm, other remedies shall also be available to the injured shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Except as otherwise disclosed in this annual report, an amendment to our articles of association to change the rights of our shareholders requires the prior approval of a simple majority of our shares represented and voting at a general meeting.

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.C — Board Practices — External Directors.” Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C — Board Practices — Board of Directors and Officers.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C — Board Practices.”

Dividend and liquidation rights

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Rights

Our ordinary shares are not redeemable and do not have preemptive rights.

Shareholder meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors presides over our general meetings and is appointed by the board of directors. If the chairperson was not appointed or is not present within 15 minutes from the appointed time, the shareholders present shall appoint a chairperson. Subject to the provisions of the Companies Law and the regulations promulgated there under, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or to such other time, if indicated in the invitation to the meeting or in the notice of the meeting, any time and place set forth in the prior notice to the shareholders, or to a later time, as determined by the chairperson with consent of at least a majority of our voting rights. At the reconvened meeting, if a quorum is not present within half an hour, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “— Shareholder Meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Under our articles of association, resolutions to change the minimum and maximum number of our directors require the approval of holders of at least two-thirds of our voting shares.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if offerees holding less than 2% of the company’s issued and outstanding share capital failed to approve such tender offer). However, a shareholder that had its shares so transferred, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to a recent amendment to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”)

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover measures

Our articles of association provide for a classified board of directors. See “Item 6.C — Board Practices — Board of directors and officers.”

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Currently, we do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

C. Material Contracts

Amended and Restated Shareholders Agreement

For a description of the registration rights present in our Amended and Restated Shareholders Agreement, please refer to “Item 7.B — Related Party Transaction — Registration Rights.”

Underwriting Agreements

We entered into an underwriting agreement among J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, and Fortissimo Capital Fund GP, L.P., Real Property

Investment Limited, Kendray Properties Ltd. and Keswick Properties Ltd., as the selling shareholders, on November 2, 2010, with respect to the ordinary shares sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

We entered into an underwriting agreement among J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, and Fortissimo Capital Fund (Israel), L.P., Fortissimo Capital Fund (Israel-DP), L.P., Fortissimo Capital Fund, L.P., Real Property Investment Limited, Kendray Properties Ltd., Clemente Corsini, Keswick Properties Ltd., Yossi Azarzar, Daniel Birnbaum, Daniel Erdreich, Tali Haim and Rachelle Ostro, as the selling shareholders, on April 14, 2011, with respect to the ordinary shares sold in our follow-on public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

We, our officers, our directors and the selling shareholders participating in our follow-on offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their ordinary shares or securities convertible into or exchangeable for ordinary shares during a period of 90 days after April 14, 2011, except with the prior written consent of the representatives. The 90-day restricted period described in the preceding sentence will, in most cases, be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E. Taxation

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. All of the foregoing is subject to change, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% of their taxable income in 2011. The corporate tax rate for the tax years 2009 and 2010 was 26% and 25%, respectively. Moreover, the Israeli corporate tax rate is expected to decline to 18% by the year 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise or a beneficiary enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance (New version), 5721-1961. Expenditures not so approved are deductible in equal amounts over three years. Although we have not deducted any such research and development expenditures in the last three fiscal years, we may be able to do so in the future.

Law for the encouragement of industry (taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that one of our subsidiaries is currently qualified as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans and grants, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•   Amortization over an eight-year period of the cost of purchased know how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company;

•   Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•   Expenses related to a public offering are deductible in equal amounts over three years.

We intend to continue to qualify as an “Industrial Company” in the future. However, there can be no assurance that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special provisions relating to taxation under inflationary conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the Inflationary Adjustments Law, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Under the Inflationary Adjustments Law, taxable results up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the CPI. However, most of the provisions of the Inflationary Adjustments Law were abolished in 2008. As from the 2008 tax year, income for tax purposes is no longer adjusted to a real measurement basis.

Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI, so that these amounts are adjusted until the end of 2007 tax year after which they ceased to be linked to the CPI.

Law for the encouragement of capital investments, 5719-1959

The Investment Law provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

One of our subsidiaries in Israel is entitled to tax benefits relating to investment programs that are governed by Approved Enterprise certificates. The benefit period is generally limited to either a seven (7) or a ten (10) year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from the commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares, is subject to the regular corporate tax rate (24% in 2011).

The benefits period of an investment program that was approved in December 1999 has not yet ended. This investment program provides a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets. The ten-year period will end at the end of the 2012 tax year. Calculation of the approved enterprise tax benefits is based on the increase in the Euro value in revenues during each year of the benefit period, compared to the “base year” (the year prior to operation of the program) revenues (“Base Revenue”). The current Base Revenue is €36.0 million.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant of 24% of part of the approved investment. The benefit period for this program will be ten years (tax exemption for two years and reduced tax for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets. There can be no assurance that the subsidiary will comply with the relevant conditions in the future or that it will be entitled to any additional benefits under the amended Investment Law as detailed below.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the statutory income tax rate in Israel of 25% in 2010 (2009: 26%; 2008: 27%).

The investment programs also provide certain other tax benefits, such as accelerated depreciation rates for tax purposes.

If this subsidiary qualifies as a Foreign Investment Company (FIC), our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.

We intend to continue to qualify for benefits under the Investment Law in the future. However, there can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the Investment Law.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were prior to the aforesaid amendment. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the aforesaid amendment. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. Subject to certain qualifications, however, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise.

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as Beneficiary Enterprises). However, a Beneficiary Enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A Beneficiary Enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to Beneficiary Enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a Beneficiary Enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•   that the Beneficiary Enterprise’s revenues during the applicable tax year from any single market (i.e., country or a separate customs territory) do not exceed 75% of the Beneficiary Enterprise’s aggregate revenues during such year; or

•   that 25% or more of the Beneficiary Enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e., country or a separate customs territory) with a population of at least 12 million residents.

The 2005 amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimum investment of NIS 5.0 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5.0 million and the company’s outstanding and paid-up share capital exceeds NIS 5.0 million. These changes take effect retroactively from 2003.

On December 29, 2010, the Israeli Parliament approved the Economic Policy Law for 2011 – 2012, which includes an additional amendment to the Investment Law. The amendment to the Investment Law is effective from January 1, 2011 and its provisions introduce new benefits for income generated by a Preferred Company through its Preferred Enterprise (as such terms are defined in the Investment Law) effective as of January 1, 2011 and thereafter. Entities can elect not to be included in the scope of the 2011 amended Investment Law and to remain in the scope of the Investment Law prior to this amendment until the end of the benefits period.

The 2011 amendment to the Investment Law provides that companies in certain development areas (including the area where one of our Israeli subsidiary’s facility is currently located) will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated and instead two new tax tracks were introduced, Preferred Enterprises and Special Preferred Enterprises, which mainly provide a uniform and reduced tax rate for all of a company’s income entitled to benefits.

Furthermore, the 2011 amendment to the Investment Law provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an Approved or Privileged Enterprise that was accrued during the benefits period according to the Investment Law prior to its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

We believe that one of our Israeli subsidiaries meets the conditions provided in the amendment to the Investment Law and may possibly benefit from the tax benefits track. However, the tax rates under the amendment to the Investment Law are not materially different from the current tax rates applicable to the Israeli subsidiary under the Investment Law before its amendment. Therefore, the amendment to the Investment Law did not have a material effect on our deferred tax balances as of December 31, 2010.

Israeli transfer pricing regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties be conducted according to an arm’s length principle standard and be taxed accordingly and that the intercompany prices be supported by a transfer pricing study.

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempted from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, under the United States-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is a United States resident (for purposes of that treaty) holding the ordinary shares as a capital asset is generally exempt from Israeli capital gains tax unless (i) the capital gain arising from such sale is attributed to real estate located in Israel; (ii) the capital gain arising from such sale is attributed to royalties; (iii) the capital gain arising from such sale is attributed to business income derived by a permanent establishment in Israel; (iv) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (v) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that are initial purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•   financial institutions or insurance companies;

•   real estate investment trusts, regulated investment companies or grantor trusts;

•   dealers or traders in securities or currencies;

•   tax-exempt entities;

•   certain former citizens or long-term residents of the United States;

•   persons that received our shares as compensation for the performance of services;

•   persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•   holders that will hold our shares through a partnership or other pass-through entity;

•   U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•   holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•   a citizen or resident of the United States;

•   a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•   an estate the income of which is subject to United States federal income taxation regardless of its source; or

•   a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2012, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•   such gain is effectively connected with your conduct of a trade or business in the United States; or

•   you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

A non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•   at least 75% of its gross income is “passive income”; or

•   at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

We were not classified as a PFIC for the taxable year ended on December 31, 2010. Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and the nature of our business, we also expect that we will not be classified as a PFIC for the taxable year ending December 31, 2011. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2011 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distributions received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation creates an additional annual filing requirement for United States persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing. If we were a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Recently-enacted legislation

Recently-enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, the legislation requires certain U.S. Holders who are individuals to report information relating to an interest in your ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these new requirements on their ownership and disposition of ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C to our consolidated financial statements as of and for the year ended December 31, 2010.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the U.S. Dollar and New Israeli Shekel). At present, our revenues are primarily denominated in Euros. Most of our cost of revenues and operating expenses are denominated in the Euro, NIS and U.S. Dollar. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally.

Based on our results in 2010, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our revenues by €393,000. Based on our results in 2010, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our cost of revenues and expenses by €921,000.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2008	2009	2010
Unrealized foreign currency exchange rate gains (losses)	€(259)	€51	€16
Realized foreign currency exchange rate gains (losses)	(1,315)	890	2,083
Derivative gains (losses)	(50)	(449)	144

Although we regularly purchase currency hedging options and enter into forward contracts to minimize some of the impact of foreign currency exchange rate fluctuations on future cash flows, we cannot be assured that we have adequately hedged our exposure and that foreign currency exchange rate fluctuations will not have a material adverse impact on our financial condition and results of operations.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenues if the selling prices of our products do not increase in line with increases in costs.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement, File No. 333-170007, for our initial public offering of ordinary shares, par value NIS 0.645, was November 2, 2010. We sold 5,447,368 of our ordinary shares in our initial public offering. The aggregate offering price of the shares sold was approximately $108.9 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $11.0 million. The net proceeds that we received from the offering were approximately $97.9 million.

A portion of the net proceeds from our initial public offering has been used to repay indebtedness owed to financial institutions and shareholders, to pay for various costs associated with the construction of an additional manufacturing facility, to pay a one-time termination fee to Fortissimo Capital in consideration for terminating our Management Services Agreement with them and to fund our working capital and capital expenditures. The balance is held in cash and cash equivalents.

None of the net proceeds of our initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

Follow-On Offering

The effective dates of the registration statements, File Nos. 333-173283 and 333-173479, for our follow-on public offering of ordinary shares, par value NIS 0.645, were April 13, 2011 and April 14, 2011, respectively. We sold 1,200,000 of our ordinary shares in our follow-on public offering. The aggregate offering price of the shares sold was $52.2 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $3.4 million. The net proceeds that we received from the offering were approximately $48.8 million.

We intend to use the net proceeds from our follow-on offering for general corporate purposes. General corporate purposes may include, among other things, acquisitions or investments in complementary companies, products or technologies (although we currently do not have any acquisitions or investments planned), additions to working capital, capital expenditures and other investments.

None of the net proceeds of our follow-on offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers and representatives of the underwriters for both of our public offerings.

Item 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Hanover is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. Ms. Hanover is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of The Nasdaq Global Select Market.

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, chief financial officer and other senior financial officers, including the Company’s principal accounting officer. The Company has also adopted a Code of Conduct that applies to the Company’s directors, officers and employees. We have posted these codes on our corporate website at http://investorroom.sodastream.com under “Corporate Governance — Governance Documents.”

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2009 and 2010. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2009	2010
	(Euros)
Audit Fees	284,431	617,050
Audit-Related Fees	6,545	498,076
Tax Fees	23,925	10,345
Total	314,901	1,125,471

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2010, “Audit-Related Fees” include fees billed for assurance and related services regarding our initial public offering. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of The Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under The Nasdaq Global Select Market requirements.

We are relying on the transition rules of The Nasdaq Global Select Market, which allow us to have directors who are not independent directors on our compensation committee and on our nominating and governance committee for a period of 12 months following the completion of our IPO.

Under the Companies Law, we are not required to have, and we do not have, a majority of independent directors. We are required to appoint at least two external directors, and the appointment of these external directors must be ratified by our shareholders no later than three months after the closing of our initial public offering. Our external directors were ratified at a special general meeting of shareholders held on February 7, 2011. See “Item 6.C — Board Practices — External Directors.” Pursuant to a recent amendment to the Companies Law which will become effective on September 15, 2011, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. See “Item 6.C — Board Practices — Audit Committee.” Our articles of association do not require a specified number of independent or unaffiliated directors.

PART III

Item 17. FINANCIAL STATEMENTS

See pages F-1 through F-62 of this annual report.

Item 18. FINANCIAL STATEMENTS

Not applicable.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to SodaStream’s Registration Statement on Form F-1, as amended (Registration No. 333-170007) (“Registration No. 333-170007”))
4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration No. 333-170007)
4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration No. 333-170007)
4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration No. 333-170007)
4.3(a)	Management Services Agreement, dated as of March 26, 2007, by and among (i) Soda-Club Enterprises N.V., on behalf of the several companies constituting the Soda-Club Group and (ii) Fortissimo Capital Fund GP, LP, on behalf of the several parallel partnerships for which it serves as General Partner, as well as Fortissimo Capital Management Ltd. (incorporated by reference to Exhibit 10.3(a) to Registration No. 333-170007)
4.3(b)	Amendment to the Management Services Agreement, dated as of October 21, 2010, by and among SodaStream International Ltd. and Fortissimo Capital Fund GP, L.P. (incorporated by reference Exhibit 10.3(b) to Registration No. 333-170007)
4.4	Amended and Restated Shareholders Agreement, dated as of October 21, 2010, by and among SodaStream International Ltd. and certain of the holders of the Company’s shares. (incorporated by reference to Exhibit 10.4 to Registration No. 333-170007)
8.1	List of subsidiaries of the Registrant*
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*
13.3	Consent of ToLuna Germany GmbH*
13.4	Consent of Intervjubolaget Imri AB*
13.5	Consent of Ipsos Tambor, s.r.o*
13.6	Consent of Panels Limited Ltd.*
13.7	Consent of Spinach Ltd.*
15.1	Consent of Somekh Chaikin, a member firm of KPMG International*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: June 30, 2011	By: /s/ Daniel Birnbaum Name: Daniel Birnbaum Title: Chief Executive Officer

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of
SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. and subsidiaries (hereinafter — “the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Euro have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
April 8, 2011

SodaStream International Ltd.
Consolidated balance sheets

		As of December 31
(in thousands)	Note	2009	2010	Convenience translation into U.S. Dollar (Note 2D) 2010
Assets
Cash and cash equivalents	11	€4,185	€52,900	$75,028
Inventories	9	20,326	38,523	54,636
Trade and other receivables	10	19,273	38,809	55,043
Derivative financial instruments	24	486	836	1,186
Assets classified as available-for-sale	24	500	629	892
Total current assets		44,770	131,697	186,785
Property, plant and equipment	7	18,760	21,548	30,562
Intangible assets	8	12,538	13,405	19,012
Deferred tax assets	22	1,450	1,248	1,770
Other receivables		177	167	237
Total non-current assets		32,925	36,368	51,581
Total assets		77,695	168,065	238,366
Liabilities
Loans and borrowings	13	7,645	6,753	9,578
Shareholders’ loans	14	6,380	—	—
Derivative financial instruments	24	364	406	576
Trade payables		17,625	30,425	43,152
Income tax payable		7,615	6,376	9,043
Provisions	16	1,219	515	730
Other current liabilities	17	8,676	13,911	19,730
Total current liabilities		49,524	58,386	82,809
Loans and borrowings	13	5,109	—	—
Shareholders’ loans	14	5,413	—	—
Employee benefits	15	82	768	1,088
Provisions	16	306	379	538
Deferred tax liabilities	22	605	410	582
Total non-current liabilities		11,515	1,557	2,208
Total liabilities		61,039	59,943	85,017
Shareholders’ equity
Share capital	12	722	2,286	3,242
Share premium		11,552	91,870	130,299
Translation reserve	12	(69)	(53)	(75)
Retained earnings		4,451	14,019	19,883
Total shareholders’ equity		16,656	108,122	153,349
Total liabilities and shareholders’ equity		€77,695	€168,065	$238,366

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of operations

		For the year ended December 31
(in thousands except per share data)	Note	2008	2009	2010	Convenience translation into U.S. Dollar (Note 2D) 2010
Revenues		€99,949	€105,023	€160,652	$227,853
Cost of revenues		45,213	46,593	74,059	105,038
Gross profit		54,736	58,430	86,593	122,815
Operating expenses
Sales and marketing	20	32,184	34,692	57,057	80,924
General and administrative	19	12,675	13,134	18,536	26,290
Other income, net	18	(19)	(95)	(198)	(281)
Total operating expenses		44,840	47,731	75,395	106,933
Operating income		9,896	10,699	11,198	15,882
Interest expense, net	21	2,742	2,022	1,467	2,081
Other financial expenses (income), net	21	1,654	(248)	(1,766)	(2,505)
Total financial expenses (income), net		4,396	1,774	(299)	(424)
Income before income tax		5,500	8,925	11,497	16,306
Income tax	22	4,970	1,793	1,769	2,509
Net income for the period		€530	€7,132	€9,728	$13,797
Net income per share
Basic	26	€0.09	€1.14	€1.21	$1.72
Diluted	26	€0.07	€0.57	€0.69	$0.98

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of comprehensive income

		For the year ended December 31
(in thousands)	2008	2009	2010	Convenience translation into U.S. Dollar (Note 2D) 2010
Other comprehensive income
Net income for the period	€530	€7,132	€9,728	$13,797
Foreign currency translation differences for foreign operations	(259)	51	16	23
Total comprehensive income for the period	€271	€7,183	€9,744	$13,820

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statement of changes in shareholders’ equity

	Attributable to equity holders of the Company
(in thousands)	Share capital	Share premium	Translation reserve	Retained earnings (accumulated deficit)	Total
Balance as of January 1, 2008	€591	€10,574	€139	€(2,940)	€8,364
Net income for the period	—	—	—	530	530
Other comprehensive income for the period	—	—	(259)	—	(259)
Total comprehensive income for the period	—	—	(259)	530	271
Share-based payment	—	245	—	—	245
Share issuance	19	682	—	—	701
Capital reserve in respect of transactions between the Group and a shareholder	—	—	—	(271)	(271)
Balance as of December 31, 2008	610	11,501	(120)	(2,681)	9,310
Net income for the period	—	—	—	7,132	7,132
Other comprehensive income for the period	—	—	51	—	51
Total comprehensive income for the period	—	—	51	7,132	7,183
Share-based payment	—	163	—	—	163
Share issuance	112	(112)	—	—	—
Balance as of December 31, 2009	722	11,552	(69)	4,451	16,656
Net income for the period	—	—	—	9,728	9,728
Other comprehensive income for the period	—	—	16	—	16
Total comprehensive income for the period	—	—	16	9,728	9,744
Share-based payment	—	1,004	—	—	1,004
Conversion of shareholders’ loans	855	10,116	—	—	10,971
Share issuance	699	69,079	—	—	69,778
Exercise of employee share options	9	120	—	—	129
Exercise of other share options	1	(1)	—	—	—
Capital reserve in respect of transactions between the Group and a shareholder	—	—	—	(160)	(160)
Balance as of December 31, 2010	€2,286	€91,870	€(53)	€14,019	€108,122
Convenience translation into U.S. Dollar (Note 2D) as of December 31, 2010	$3,242	$130,299	$(75)	$19,883	$153,349

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of cash flows

	For the year ended December 31
(in thousands)	2008	2009	2010	Convenience translation into U.S. Dollar (Note 2D) 2010
Cash flows from operating activities
Net income for the period	€530	€7,132	€9,728	$13,797
Adjustments:
Amortization of intangible assets	160	115	117	166
Change in fair value of derivative financial instruments	50	449	(144)	(204)
Depreciation of property, plant and equipment	1,816	1,526	2,421	3,433
Loss (gain) on sales of property, plant and equipment	(6)	38	(72)	(102)
Share-based payment	245	163	1,004	1,424
Interest expense, net	2,742	2,022	1,467	2,081
Income tax expense	4,970	1,793	1,769	2,509
	10,507	13,238	16,290	23,104
Increase in inventories	(3,034)	(3,631)	(18,313)	(25,973)
Increase in trade and other receivables	(643)	(1,657)	(18,979)	(26,919)
Increase in trade payables	1,191	3,477	12,404	17,593
Increase in employee benefits	1	179	687	974
Increase (decrease) in provisions and other current liabilities	(84)	1,395	4,594	6,516
	7,938	13,001	(3,317)	(4,705)
Interest paid	(920)	(1,048)	(1,118)	(1,586)
Income tax paid	(745)	(412)	(3,764)	(5,338)
Net cash from (used in) operating activities	6,273	11,541	(8,199)	(11,629)
Cash flows from investing activities
Interest received	75	47	146	207
Proceeds from sale of property, plant and equipment	(4)	103	108	153
Payments for derivative financial instruments, net	(80)	(507)	(164)	(233)
Acquisition of property, plant and equipment	(2,113)	(4,526)	(4,709)	(6,679)
Acquisition of intangible assets	(7)	(1,002)	(856)	(1,214)
Net cash used in investing activities	(2,129)	(5,885)	(5,475)	(7,766)
Cash flows from financing activities
Proceeds from issuance of convertible shareholders’ loan	5,310	10	—	—
Share issuance	—	—	69,864	99,088
Proceeds from exercise of employee options	—	—	129	183
Receipts of long-term loans and borrowings	2,084	4,784	3,994	5,666
Repayments of long-term loans and borrowings	(3,667)	(2,561)	(8,347)	(11,839)
Repayment of shareholders’ loans	—	(347)	(1,603)	(2,274)
Repayment of former shareholder’s loans	(1,299)	—	—	—
Change in short-term debt	(4,145)	(7,768)	(1,926)	(2,732)
Net cash from (used in) financing activities	(1,717)	(5,882)	62,111	88,092
Net increase (decrease) in cash and cash equivalents	2,427	(226)	48,437	68,697
Cash and cash equivalents at the beginning of the period	1,928	4,349	4,185	5,936
Effect of exchange rates fluctuations on cash and cash equivalents	(6)	62	278	395
Cash and cash equivalents at the end of the period	€4,349	€4,185	€52,900	$75,028

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 1 —  General

A. Reporting entity

SodaStream International Ltd. (formerly Soda-Club Holdings Ltd.) (hereinafter —  the Company) is a company incorporated in Israel. The address of the Company’s registered office is Gilboa Street, Airport City 70100, Israel. The Company was formed in December 2006, for the purpose of fully controlling Soda-Club Enterprises N.V. (hereinafter —  SCNV). The acquisition was consummated pursuant to a share exchange agreement and was accounted for according to the reverse acquisition method (See Note 3A.2). The consolidated financial statements of the Company as of and for the year ended December 31, 2010 comprise the Company, its subsidiary SCNV and all the subsidiaries of SCNV (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in the developing, manufacturing and marketing of home beverage carbonation systems and related products.

The Group’s operational activities are managed by SCNV’s wholly owned subsidiary, SodaStream International B.V. (formerly Soda-Club International B.V.), registered in the Netherlands. Most of the Group’s products are manufactured in China, Germany, Israel, the Netherlands and the United States of America. Marketing support and services are carried out by third-party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the Nasdaq Global Select Market in connection with the Company’s initial public offering (hereinafter — the IPO) on November 3, 2010.

B. Definitions

In these consolidated financial statements —

1. International Financial Reporting Standards (hereinafter — IFRS) — Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and include international financial reporting standards and international accounting standards (IAS) along with the interpretations of these standards of the IFRS Interpretations Committee (formerly the International Financial Reporting Interpretations Committee — IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

2. The Company — SodaStream International Ltd.

3. The Group — SodaStream International Ltd. and its subsidiaries.

4. Subsidiaries — Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

5. Related party — “Related party” within its meaning in IAS 24 “Related Party Disclosures”

6. CPI — The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 2 —  Basis of preparation

A.  Statement of compliance

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized by the Board of Directors on April 3, 2011.

B.  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value and available-for-sale financial assets measured at fair value (see Note 3C), and except for defined benefit liabilities, provisions and deferred tax assets and liabilities (see Note 3I(1)(b), 3J and 3O, respectively).

C. Presentation currency

These consolidated financial statements are presented in Euro (“€”), which is the Company’s functional currency. All financial information presented in thousands has been rounded to the nearest thousand.

D. Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the readers the reported Euro figures as of December 31, 2010 have been presented in dollars, translated at a rate of exchange as of March 31, 2011 of €1.00 = $1.4183, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York. The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E. Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment in the next financial year are included in the following notes:

•   Note 7, Property, plant and equipment.

•   Note 8, Intangible assets.

•   Note 9, Inventories.

•   Note 15, Employee benefits, regarding the measurement of the defined benefit obligation.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 2 —  Basis of preparation - (continued)

•   Note 16, Provisions.

•   Note 22, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.

•   Note 24, Financial instruments.

•   Note 25, Contingencies.

F. Changes in accounting policies

1. Business combinations and transactions with non-controlling interests

Commencing January 1, 2010, the Group adopted IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) (hereinafter — IFRS 3 and IAS 27, respectively).

Furthermore, as from that date the Group has early implemented the following amendments to IFRS 3 (hereinafter — the Amendments to IFRS 3), which were published in the framework of Improvements to IFRSs 2010: an amendment to the transitional provision regarding a contingent consideration in a business combination that occurred before the effective date of IFRS 3, an amendment regarding the measurement of non-controlling interests and an amendment regarding unreplaced and voluntarily replaced share-based payment awards.

For further information on the accounting policies of the Group regarding business combinations and transactions with non-controlling interests, see Note 3A regarding significant accounting policies.

The revisions to the accounting policies described above are applied generally on a prospective basis.

The implementation of IFRS 3, IAS 27 and the Amendments to IFRS 3 had no effect on the Group’s balance sheet and results of operations.

2. Leases

Commencing January 1, 2010, the Group adopted the amendment to IAS 17, Leases — Classification of leases of land and buildings (hereinafter — the Amendment to IAS 17), which was published in the framework of Improvements to IFRSs 2009.

In accordance with the Amendment to IAS 17, a lease of land does not have to be classified as an operating lease in every case in which the ownership is not expected to pass to the lessee at the end of the lease period. Therefore, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment to IAS 17 also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

The Amendment to IAS 17 was adopted on a retrospective basis. Implementation of the Amendment to IAS 17 had no effect on the Group’s balance sheet and results of operations.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 2 —  Basis of preparation - (continued)

3. Presentation of statement of changes in shareholder’s equity

Commencing January 1, 2010, the Group early adopted the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of Improvements to IFRSs 2010, pursuant to which the Group presents in the statement of changes in shareholders’ equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from net income, other comprehensive income, and transactions with the owners in their capacity as owners.

Note 3 —  Significant accounting policies

The accounting policies set out below have been applied consistently in all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

A. Basis of consolidation

1. Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2. Reverse acquisitions

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent, but are described in the notes as a continuation of the financial statements of the legal subsidiary (i.e. the acquirer for accounting purposes) because such consolidated financial statements represent a continuation of the financial statements of the legal subsidiary:

(a) The assets and liabilities of the legal subsidiary are recognized and measured in those consolidated financial statements at their pre-combination carrying amounts.

(b) The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of the legal subsidiary immediately before the business combination.

(c) The amount recognized as issued equity instruments in those consolidated financial statements is determined by adding to the issued equity of the legal subsidiary immediately before the business combination the cost of the combination determined as described. However, the equity structure appearing in those consolidated financial statements (i.e., the number and type of equity instruments issued) reflects the equity structure of the legal parent, including the equity instruments issued by the legal parent to effect the combination.

(d) Comparative information presented in those financial statements should be that of the legal subsidiary.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

Consolidated financial statements prepared following a reverse acquisition shall reflect the fair values of the assets, liabilities and contingent liabilities of the legal parent (i.e., the acquiree for accounting purposes).

The acquisition by the Company of the controlling interests in SCNV has been accounted for according to the reverse acquisition method.

Following the reverse acquisition of SCNV by the Company in December 2006, approximately 6% of the outstanding shares of SCNV were still held by the minority shareholders until 2009 when their shares in SCNV were formally exchanged for the shares of the Company. These financial statements have been prepared assuming that these shares were exchanged along with the majority shareholders.

3. Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B. Foreign currency

1. Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the respective functional currency at the exchange rate of the reporting date.

The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

2. Foreign operations

The assets and liabilities of foreign operations are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Euro at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (hereinafter — the translation reserve) in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is transferred to the statement of operations as part of the gain or loss on disposal.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

Foreign exchange gains and losses arising from a monetary item receivable from or payable to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented in the translation reserve in equity.

C. Financial instruments

1. Non-derivative financial assets

The Group initially recognizes receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amount and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets:

Loans, receivables and cash and cash equivalents

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of trade receivables.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the statement of operations.

2. Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings (including bank overdrafts), trade payables and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3. Derivative financial instruments

As a group with global operations, the Group is exposed to the risk of currency and interest rate fluctuations and has entered into currency derivative contracts to moderate its exposure on the basis of planned transactions. These contracts generally cover a period of less than one year. The Group’s hedging activities currently do not meet the criteria for hedge accounting.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in the statement of operations when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value of derivatives are recognized immediately in the statement of operations as financial income or expense.

The nominal value of these contracts is not reflected in the financial statements. Instead, the contracts are reported at their fair value on the date of reporting and are included as current assets or liabilities in the balance sheet.

4. Compound financial instruments

Compound financial instruments issued by the Group comprise convertible loans that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in the statement of operations. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

5. CPI-linked financial liabilities that are not measured at fair value

The value of CPI-linked financial liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual change in the CPI.

6. Share capital

All shares are classified as equity.

Incremental costs directly attributable to the issuance of shares and options are recognized as a deduction from equity, net of any tax effects.

D. Property, plant and equipment and investment property

1. Recognition and measurement

Items of property, plant and equipment and investment property are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of assets in respect of which investment grants are received, according to the Israeli Law for the Encouragement of Capital Investments —  1959, is stated net of the amount of the grant.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the cost of dismantling and removing the item and restoring the site on which it is located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Changes in the obligation to dismantle and remove the items and to restore the site, on which they are located, other than changes deriving from the passage of time, are added to or deducted from the cost of the asset in the period in which they are first calculated or changes occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and any balance is recognized immediately in the statement of operations.

Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Group to facilitate the exchange program are considered as property, plant and equipment.

2. Subsequent costs

The cost of replacing components of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of operations as incurred.

3. Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset less its residual value.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

Depreciation is recognized in the statement of operations on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated. Leasehold improvements are amortized over the shorter of the lease period or the estimated useful life of the improvements.

The estimated useful lives for the current and comparative periods are as follows:

- Leasehold improvement	5 – 12 years
- Machinery and equipment	3 – 10 years
- Office furniture and equipment	3 – 5 years
- Vehicles	5 – 7 years
- Cylinders	20 – 50 years
- Buildings	50 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

E. Intangible assets

1. Goodwill

Goodwill arises on the acquisition of subsidiaries. The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of non-controlling interests in the acquiree, as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and the liabilities assumed. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Company. In addition, the consideration transferred includes the fair value of any contingent consideration.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

2. Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

3. Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of operations as incurred.

4. Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

Amortization is recognized in the statement of operations on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

The estimated useful lives for the current and comparative periods are as follows:

- Software licenses	3 – 5 years
- Trademarks	Indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

The Group examines at least once a year the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

F. Leased assets

Leases, under the terms of which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the balance sheet.

For further information regarding the change in accounting policies relating to the classification of leases of land and buildings, see Note 2F.2 regarding the basis of preparation of the financial statements.

G. Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

H. Impairment

1. Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include, among others, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

consider, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers, changes in the economic environment that correlate with insolvency of issuers or the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables at each specific asset. All individually significant receivables are assessed for impairment. All individually significant receivables found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet identified.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the statement of operations and reflected in an allowance account against receivables.

Interest income on the impaired assets is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to the statement of operations. The cumulative loss that is transferred from other comprehensive income to the statement of operations is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in the statement of operations. Changes in impairment provisions attributable to application of the effective interest method are reflected as a component of interest income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt instruments, the reversal is recognized in the statement of operations.

2. Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The Group estimates, once a year and on the same date for each asset, or more frequently — if there are indications of impairment, the recoverable amount of goodwill and intangible assets that have indefinite useful lives.

The recoverable amount of an asset or cash-generating unit (hereinafter — CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The Groups’ corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or of a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of operations. Impairment losses

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

I. Employee benefits

1. Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

a. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in the statement of operations in the periods during which services are rendered by employees.

b. Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as they case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on independent actuarial reports using the projected unit credit method.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.

The Group recognizes all actuarial gains and losses arising from defined benefit plans in the statement of operations as they occur.

2. Other long-term benefits

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as they case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

the same currency in which the benefits are expected to be paid. The calculation is based using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of operations as they occur.

3. Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

In the balance sheet the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

4. Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

5. Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards whether or not the conditions have been met.

J. Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a financial expense.

1. Warranties

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

2. Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle that obligation and the amount of obligation can be estimated reliably.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

3. Right of return

A provision for estimated product returns is recognized when there is an obligation to provide a refund upon products returned (see also Note 3K).

4. Machinery and plant dismantling

A provision for machinery and plant dismantling is recognized when there is a contractual obligation for such activities.

K. Revenue

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

The Group recognizes the supply of exchangeable CO2 cylinders to customers, for which in certain circumstances, there is an obligation to provide a refund upon their return, as a final sale. The amount of the refund varies by country and customer (retailer, distributor and end-consumer) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers and the refundable amounts are recorded as reduction of revenue.

For customer loyalty programs (often called “points”), the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The Group supplies all of the awards, being discounted products, itself. The fair value of the awards credits is estimated based on the fair value of the products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the discounted products is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and revenue is recognized only when the award credits are redeemed and the Group has fulfilled its obligations to supply the discounted products. The amount of revenue recognized in those circumstances is based on the number of award credits that have been redeemed, relative to the total number of award credits that is expected to be redeemed. Deferred revenue is also released to revenue when it is no longer considered probable that the award credits will be redeemed.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

L. Government grants

The Group has entered into an approved investment program initiated by the State of Israel (office of Chief Scientist), in which it received an investment grant to which certain conditions are attached. Grants received from the Chief Scientist are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in the statement of operations. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in the statement of operations on a systematic basis over the useful life of the asset.

M. Lease payments

Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

N. Financial income and expenses

Financial income consists mainly of interest income on funds invested (including available-for-sale financial assets) and fair value gains of financial assets and liabilities recorded at fair value through profit and loss. Interest income is recognized as it accrues in the statement of operations, using the effective interest method.

Financial expenses consist mainly of borrowing costs and fair value losses of financial assets and liabilities recorded at fair value through profit and loss. All borrowing costs are recognized in the statement of operations, using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financial income or financial expenses depending on whether foreign currency movements are in a net gain or net loss position.

O. Income tax

Income tax expense consists of current and deferred tax expenses. Income tax expense is recognized in the statement of operations or is recognized directly in equity or in other comprehensive income to the extent it relates to items recognized directly in equity or in other comprehensive income, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

is not recognized for the following temporary differences: differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which it can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax in respect of intra-Group transactions in the consolidated financial statements is recorded according to the tax rate applicable to the buying company.

The Group may be required to pay additional tax if a dividend is distributed by Group companies. This additional tax was not included in the consolidated financial statements since the Group’s policy is not to distribute a dividend that creates an additional tax liability for the Group.

P. Net income per share

The Group presents basic and diluted net income per share data. Basic net income per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted net income per share is determined by adjusting the net income attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which consist of shares issuable upon the conversion of convertible loans or the exercise of options granted to employees or other options.

Q. Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

R. Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company recognizes the difference between the fair value and the consideration from the transaction in equity.

S. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2010 and have not been applied in preparing these consolidated financial statements:

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

•   In the framework of Improvements to IFRSs 2010 the IASB published and approved 11 amendments to IFRSs on a wide range of accounting issues. Most of the amendments apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment.

Presented hereunder is the amendment that is expected to have an effect on the financial statements:

Amendment to IFRS 7 Financial Instruments: Disclosures — Clarification of Disclosures (hereinafter – the Amendment to IFRS 7). The Amendment to IFRS 7 added an explicit statement that the interaction between the qualitative and quantitative disclosures should enable the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment to IFRS 7 is effective for annual periods beginning on or after January 1, 2011. Early application is permitted with disclosure. The relevant disclosures shall be included in the Company’s financial statements.

•   1.IFRS 9 (2010) Financial Instruments (hereinafter — the IFRS 9 Standard) — The IFRS 9 Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter – IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the IFRS 9 Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the IFRS 9 Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in the statement of operations. Nevertheless, the IFRS 9 Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever transferred to the statement of operations at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in the statement of operations unless they clearly constitute a return on an initial investment.

The IFRS 9 Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, The IFRS 9 Standard requires that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in the statement of operations. However, if this requirement aggravates an accounting mismatch in the statement of operations, then the whole fair value change is presented in the statement of operations. Amounts thus recognized in other comprehensive income may never be transferred to the statement of operations at a later date. The IFRS 9 Standard also eliminates the exception that allowed

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 —  Significant accounting policies - (continued)

measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The IFRS 9 Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the IFRS 9 Standard. The IFRS 9 Standard is to be applied retrospectively other than in a number of exceptions indicated in the transitional provisions included in the IFRS 9 Standard. In particular, if an entity adopts the IFRS 9 Standard for reporting periods beginning before January 1, 2012, it is not required to restate prior periods.

The Group is examining the effect of adopting the IFRS 9 Standard on its financial statements.

•   IAS 24 (2009) Related Party Disclosures (hereinafter — the IAS 24 Standard). The IAS 24 Standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The IAS 24 Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Group is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the IAS 24 Standard on its financial statements.

Note 4 — Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A. Trade receivables

The fair value of trade receivables, which is determined for disclosure purposes only or when acquired in a business combination, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

B. Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

The fair value of options is estimated using the Black-Scholes formula.

The fair value of interest rate swaps is based on bank/broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

For further information regarding the fair value hierarchy, see Note 24.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 4 — Determination of fair values - (continued)

C. Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible loans, the market rate of interest is determined by reference to the market terms of similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

D.  Share-based payment transactions

The fair value of employee options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (based on weighted average historic volatility of comparable companies over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

E. Loyalty points

The fair value of loyalty points, granted through a customer loyalty program, is estimated based on the fair value of the products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the loyalty points reflects the expected redemption rate and the timing of such expected redemptions (see also Note 3K).

F. Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expense, and a reasonable profit margin based on the effort required to complete and sell the inventories.

G. Intangible assets

The fair value of patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

H. Available-for-sale financial assets

The fair value of available-for-sale financial assets is calculated based on a valuation technique that includes the discounted cash flow method, using expected future cash flows and an accepted market discount rate.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•   credit risk

•   liquidity risk

•   market risk (including currency, interest and other market price risks)

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Company established an economic department in charge of risk management in three primary levels: currency, interest and commodity.

The Group’s strategy is to minimize its exposure to currency risk by using derivative instruments, mainly plain vanilla options, and, on a minor basis, “cylinders”. The Group’s tendency is not to enter into derivative transactions that can increase its exposure and not to protect immaterial activity amounts. The Group does not enter into derivative transactions for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

The Group’s exposure to credit risk and impairment losses related to trade receivables is further disclosed in Note 24.

The Group has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management - (continued)

specific approval from the management. These limits are reviewed periodically. The majority of the balances are secured by letters of credit, bank guarantees or insurance. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a prepayment basis.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables. The main component of this allowance is a specific loss component that relates to individual exposures. All individually significant receivables found not to be impaired are collectively assessed for any impairment that has been incurred but not identified.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of sixty days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of €11 million with certain Israeli banks. To the extent such line of credit is utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 110 and 350 basis points.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives in order to manage market risks. Generally, the Group seeks to moderate its exposure to market risks and manage volatility in the statement of operations.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also dollars, New Israeli Shekel (NIS), Swiss Francs (CHF), Sterling (GBP), Australian Dollar (AUD), New Zealand Dollar (NZD) and South African Rand (ZAR).

The Group is primarily exposed to €/dollar and €/NIS currencies movements, the € being the principal currency of sales and expenses whereas dollar and NIS currencies are significant elements of material purchasing and production costs.

The Group uses derivative instruments in order to reduce the exposure to currency risks.

The Group’s investments in subsidiaries are not covered by these derivative contracts, as these positions are considered to be long-term in nature.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management - (continued)

Interest rate risk

The Group’s bank deposits and loans (including bank overdrafts) are subject to fluctuating interest rates, which depend on the loan period and the currency involved. Management closely monitors the Group’s interest rate exposures on an on-going basis.

Capital management

The Board of Directors’ policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The Group is also committed to maintenance of safety margins, as determined by bank loan covenants (see Note 13).

Note 6 — Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s chief operating decision maker (hereinafter — the CODM). These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and consolidated in the Group’s headquarters for the purpose of presentation to the CODM.

The Company identified four reportable segments which are the main areas in which the Group operates, which are set forth below:

 —  Western Europe

 —  Central and Eastern Europe, Middle East and Africa

 —  the Americas

 —  Asia-Pacific

Segment information

Segment information is based on the geographical location of customers as reported to the CODM. CODM business decisions are primarily based on the market data of the various markets in which the Group operates. The data received by the CODM consists of revenues from external customers and contribution by market (before income tax). The operating segments accounting policy is identical to the accounting policy applied in these financial statements. Inter-company transactions are not reported in the management reports and thus not presented in the segment information. Assets and liabilities data is not reported in the operating segment information since it is not reviewed by the CODM.

Segment results are calculated in accordance with the management reports reported to the CODM and as follows:

1. For markets in which marketing is performed by third party distributors, segment results represent revenues from external customers, less direct cost of revenues and less advertising expenses for that market.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

2. For markets in which marketing is performed by the Group’s wholly owned subsidiaries, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative, and sale and marketing expenses).

Reconciliation to consolidated financial statements

The reconciliation amounts include all other operating and financial expenses that were not related directly to the Group’s sales and distribution activities and were not included in the expenses allocation to specific segments in the reports to the CODM.

A. Information about reportable segments

(in thousands)	Year ended December 31, 2010
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€99,722	€19,466	€31,562	€9,902	€160,652	€—	€160,652
Reportable segment income (loss) before income tax	€20,908	€2,350	€(4,173)	€2,213	21,298	€(9,801)	€11,497
Financial expenses (income), net	€(2,320)	€104	€(664)	€(2)	€(2,882)	€2,583	€(299)
Depreciation and amortization	€757	€140	€295	€78	€1,270	€1,268	€2,538

External revenues from customers located in Israel amounted to € 8.1 million in the year ended December 31, 2010.

(in thousands)	Year ended December 31, 2009
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€74,433	€13,728	€10,924	€5,938	€105,023	€—	€105,023
Reportable segment income (loss) before income tax	€20,195	€1,104	€(2,128)	€1,205	€20,376	€(11,451)	€8,925
Financial expenses (income), net	€8	€73	€259	€(1)	€339	€1,435	€1,774
Depreciation and amortization	€404	€87	€(16)	€28	€503	€1,138	€1,641

External revenues from customers located in Israel amounted to € 8.3 million in the year ended December 31, 2009.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

(in thousands)	Year ended December 31, 2008
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€81,779	€10,234	€4,937	€2,999	€99,949	€—	€99,949
Reportable segment income (loss) before income tax	€18,602	€1,694	€(1,335)	€46	€19,007	€(13,507)	€5,500
Financial expenses (income), net	€591	€67	€142	€(3)	€797	€3,599	€4,396
Depreciation and amortization	€483	€193	€23	€25	€724	€1,252	€1,976

External revenues from customers located in Israel amounted to € 8.1 million in the year ended December 31, 2008.

B. Reconciliations of reportable segment income before income tax and financial expenses

Income before income tax

(in thousands)	Year ended December 31
	2008	2009	2010
Reportable segments income before income tax	€19,007	€20,376	€21,298
Expenses not allocated to the operating segments	(13,507)	(11,451)	(9,801)
Consolidated income before income tax	€5,500	€8,925	€11,497

Financial expenses (income), net

(in thousands)	Year ended December 31
	2008	2009	2010
Reportable segments financial expenses (income)	€797	€339	€(2,882)
Financial expenses not allocated to the operating segments	3,599	1,435	2,583
Consolidated financial expenses (income), net	€4,396	€1,774	€(299)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

C. Entity level disclosures

Information on geographical segments

Information on the assets of each geographical segment is detailed below. The information includes non-current assets data, of which the depreciated cost of property, plant and equipment is allocated to each of the geographical segments and the intangible assets amortized cost is not allocated to the geographical segments.

(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific	Reportable Segments	Reconciliation	Consolidated
December 31, 2010	€8,539	€10,175	€1,836	€998	€21,548	€13,405	€34,953
December 31, 2009	€9,331	€8,061	€784	€584	€18,760	€12,538	€31,298
December 31, 2008	€8,429	€6,630	€291	€550	€15,900	€11,649	€27,549

Reconciliation of geographical segments of non-current assets:

(in thousands)	Year ended December 31
	2008	2009	2010
Geographical segments non-current assets	€15,900	€18,760	€21,548
Intangible assets	11,649	12,538	13,405
Other non-current assets	971	1,627	1,415
Consolidated non-current assets	€28,520	€32,925	€36,368

Major customers

During 2010, the revenues from one of the Group’s customers, which is a distributor, located in Western Europe represent 13.1% of the total revenue of the Group (2009: 14.7%; 2008: 26.8%).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 7 — Property, plant and equipment

	Land and Buildings(1)	Leasehold improvements	Machinery and equipment		Office furniture and equipment	Cylinders	Vehicles	Total
(in thousands)			Cost	Grants
Cost
Balance at January 1, 2009	€—	€6,430	€24,659	€(2,385)	€7,029	€10,400	€948	€47,081
Additions	476	114	2,903	—	857	—	176	4,526
Disposals	—	(76)	(163)	—	(258)	—	(48)	(545)
Effect of movement in exchange rates	—	(2)	3	—	(4)	—	4	1
Balance at December 31, 2009	476	6,466	27,402	(2,385)	7,624	10,400	1,080	51,063
Additions	—	178	4,342	—	849	—	399	5,768
Disposals	—	—	—	—	(345)	—	(52)	(397)
Reclassification to Inventories	—	—	—	—	—	(738)	—	(738)
Effect of movement in exchange rates	—	34	16	—	86	—	54	190
Balance at December 31, 2010	476	6,678	31,760	(2,385)	8,214	9,662	1,481	55,886
Accumulated depreciation
Balance at January 1, 2009	—	4,699	20,242	(2,274)	6,516	1,188	810	31,181
Depreciation for the year	11	197	746	(18)	302	204	84	1,526
Disposals	—	(38)	(107)	—	(212)	—	(48)	(405)
Effect of movement in exchange rates	—	—	1	—	(2)	—	2	1
Balance at December 31, 2009	11	4,858	20,882	(2,292)	6,604	1,392	848	32,303
Depreciation for the year	11	172	1,087	(18)	606	440	123	2,421
Disposals	—	—	—	—	(345)	—	(16)	(361)
Reclassification to Inventories	—	—	—	—	—	(99)	—	(99)
Effect of movement in exchange rates	—	21	3	—	11	—	39	74
Balance at December 31, 2010	22	5,051	21,972	(2,310)	6,876	1,733	994	34,338
Carrying amounts
As of January 1, 2009	—	1,731	4,417	(111)	513	9,212	138	15,900
As of December 31, 2009	465	1,608	6,520	(93)	1,020	9,008	232	18,760
As of December 31, 2010	€454	€1,627	€9,788	€(75)	€1,338	€7,929	€487	€21,548

(1) Investment property

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments which utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 7 — Property, plant and equipment - (continued)

A. Vehicles under finance lease

The Group leases vehicles under a number of finance lease agreements. Certain of these leases provide the Group with the option to purchase the vehicles at a beneficial price. As of December 31, 2010, the net carrying amount of the leased vehicles was €189,000 (2009: €73,000).

See Note 13 regarding loans and borrowings for information on finance lease liabilities.

B. Additional information

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2010, the original cost of such assets is € 27 million (2009: € 25 million).

Note 8 — Intangible assets

(in thousands)	Trademarks, patents and other intellectual property	Software	Total
Cost
Balance at January 1, 2009	€24,968	€3,616	€28,584
Additions	778	224	1,002
Effect of movement in exchange rates	—	4	4
Balance at December 31, 2009	25,746	3,844	29,590
Additions	49	807	856
Effect of movement in exchange rates	161	(292)	(131)
Balance at December 31, 2010	25,956	4,359	30,315
Accumulated amortization
Balance at January 1, 2009	13,427	3,508	16,935
Amortization for the year	20	95	115
Effect of movement in exchange rates	—	2	2
Balance at December 31, 2009	13,447	3,605	17,052
Amortization for the year	10	107	117
Effect of movement in exchange rates	11	(270)	(259)
Balance at December 31, 2010	13,468	3,442	16,910
Carrying amounts
As of January 1, 2009	11,541	108	11,649
As of December 31, 2009	12,299	239	12,538
As of December 31, 2010	€12,488	€917	€13,405

Amortization of intangible assets is charged to general and administrative expenses.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 9 — Inventories

	As of December 31
(in thousands)	2009	2010
Raw materials and work in process	€8,226	€14,269
Finished goods	9,367	19,291
Refill cylinder stock	2,733	4,963
Total	€20,326	€38,523

During the year 2010, the write-down of inventories to net realizable value amounted to €897,000 (2009: € 691,000). The write-down is included in cost of revenues.

Note 10 — Trade and other receivables

	As of December 31
(in thousands)	2009	2010
Trade receivables	€16,201	€32,017
VAT refundable	706	2,078
Income tax prepayments	—	906
Prepaid expenses and other	2,366	3,808
Total	€19,273	€38,809

The Group’s exposure to currency risk and impairment losses related to trade receivables is disclosed in Note 24.

Note 11 — Cash and cash equivalents

	As of December 31
(in thousands)	2009	2010
Bank balances	€4,185	€7,526
Bank deposits(1)	—	45,374
Total	€4,185	€52,900

(1) Bank deposits

				As of December 31
(in thousands)	Currency		nominal interest rate	2009	2010
Bank deposit	€		1.88% – 1.91%	—	39,000
Bank deposit		NIS	2%	—	5,699
Bank deposit		NIS	Prime – 1.75%	—	675
Total				—	45,374

The Group’s exposure to currency risk and impairment losses related to cash and cash equivalents is disclosed in Note 24.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 12 — Capital and reserves

A. Share capital

	Ordinary Shares(1)				Series A1 Preferred Shares			Series A2 Preferred Shares
(In thousands of shares)	2009		2010		2009		2010	2009		2010
On issue at January 1	1,417		1,748		17,067		19,769	7,920		9,329
Share issuance with respect to shareholders’ loan agreements(2)	1		—		2,702		—	1,409		—
Exchange of shares(3)	330		—		—		—	—		—
Conversion of shareholders’ loans(4)	—		6,668		—		—	—		—
Conversion of shares(5)	—		4,511		—		(19,769)	—		(9,329)
Share issuance (IPO)(6)	—		5,447		—		—	—		—
Exercise of employee options(7)	—		65		—		—	—		—
Exercise of other share options(8)			8
On issue at December 31	1,748		18,447		19,769		—	9,329		—
Authorized — Par value (9)	15,503,875	(10)	54,000,000	(10)	65,000,000	(11)	—	15,000,000	(11)	—
Issued and fully paid on December 31 (in thousands)	€198		€2,286		€358		€—	€166		€—

(1) On September 27, 2010, the Board of Directors approved, and as of October 6, 2010, the Company’s shareholders ratified, a 1-for-6.45 reverse stock split of the Company’s ordinary shares. Fractional shares have been rounded to the nearest whole share number. The Company’s consolidated financial statements have been prepared to retroactively reflect the reverse stock split.

(2) See Note 14(3).

(3) During the year ended December 31, 2009 the Group, pursuant to an agreement signed in December 2006 with the former SCNV shareholders exchanged SCNV shares for the Company’s ordinary shares; accordingly, 330,238 ordinary shares were issued.

(4) See Note 14(1,3).

(5) Immediately prior to the closing of the IPO (see (6) below), every 6.45 Series A1 and A2 preferred shares, of which the conversion ratio to ordinary shares was adjusted to retroactively reflect the reverse stock split (See (1) above), were automatically converted into 1 ordinary share.

(6) On November 8, 2010 the Company issued 5,447,368 ordinary shares (IPO) at a price of $ 20 per share. The gross proceeds from the issuance of shares were € 78.3 million ($ 109.0 million). Incremental costs directly attributable to the issuance of shares (including underwriting discounts and commissions) amounted to € 8.5 million and were recognized as a deduction from equity.

(7) See Note 27.

(8) In April 1998, a subsidiary of the Company issued a warrant to HSBC Bank plc (hereinafter — HSBC) to purchase 78,343 of its shares at an exercise price of $ 1 per share. In June 2010, the Company issued a warrant to purchase the same number of ordinary shares of the Company to HSBC at the same price per share in exchange for the warrant it previously held in the subsidiary. The warrant was adjusted to retroactively reflect the reverse stock split (See (1) above), to purchase 12,146 ordinary shares at an exercise price of $ 6.45 per share. The warrant was exercised on a cashless basis to ordinary shares immediately following the closing of the IPO (November 8, 2010).

(9) On October 14, 2010, the Board of Directors approved, and on October 19, 2010, the Company’s shareholders ratified, an amended and restated Articles of Association of the Company, which, inter alia, increased the registered share capital of the Company from NIS 18,000,000 divided into 80,000,000 preferred shares, par value NIS 0.1 each and 15,503,875 ordinary shares, par value NIS 0.645 each, to NIS 34,830,000 divided into 54,000,000 ordinary shares, par value NIS 0.645 each.

(10) par value NIS 0.645 each.

(11) par value NIS 0.1 each.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 12 — Capital and reserves - (continued)

Shareholders’ rights

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

Shares reserved for share option plan

See Note 27.

B. Translation reserve for foreign operations

The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations.

Note 13 — Loans and borrowings

	As of December 31
(in thousands)	2009	2010
Current liabilities
Secured revolving bank facility(1)	€2,625	€3,236
Secured bank loans	2,300	3,342
Current portion of secured bank loans	2,680	—
Finance lease liabilities(2)	40	175
Total	7,645	6,753
Non-current liabilities
Secured bank loans	5,052	—
Finance lease liabilities(2)	57	—
Total	€5,109	€—

(1) The revolving credit facilities were 23% utilized as of December 31, 2010 (2009: 18%).

(2) Finance lease original terms vary between 3 to 5 years.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 13 — Loans and borrowings - (continued)

Terms and debt repayments schedule

Terms and conditions of outstanding loans are as follows (in thousands):

					December 31 2010		December 31 2009
	Currency	Nominal interest rate	Year of Maturity	Face value	Carrying amount	Face value	Carrying amount
Secured bank loans	Euro	Libor+3.1% – 3.9%	2011	€9,649	€9,662	€3,224	€3,224
Secured bank loans	Dollars	Libor+1.5%	—	195	195	—	—
Secured bank loans	NIS	Prime+4% – 4.5%	2011	175	175	118	118
Secured revolving bank facility	Euro	Libor+1.8% – 3.5%	2011	1,484	1,484	2,575	2,575
Secured revolving bank facility	NIS	Prime+1.1% – 2.3%	2011	573	573	661	661
Secured revolving bank facility	Dollars	Libor+1.5% – 3.5%	—	4	4	—	—
Secured revolving bank facility	CHF	Libor+2.5%	—	564	564	—	—
Finance lease liabilities	NIS	Prime+2% – 2.25%	2011	€97	€97	€175	€175
Total					€12,754		€6,753

For more information about the Group’s exposure to liquidity risk and currency risk related to loans and borrowings see, Note 24.

A. Covenants

The loan agreements with Israeli banks contain various financial covenants. Such covenants relate to interest coverage, debt service coverage and minimum adjusted net worth. The covenants were not breached either during the year 2010 or during the year 2009.

B. Pledges and guarantees

The Group’s assets are subject to floating charges securing banking facilities granted to Group entities.

Note 14 — Shareholders’ loans

	As of December 31
(in thousands)	2009	2010
Shareholders’ € loan – interest bearing at Libor + 2.5%(1)	€4,465	€—
Shareholders’ Dollar loan – non-interest bearing(1)	1,422	—
Shareholders’ € loan(1)	5,906	—
	11,793	—
Current	6,380	—
Non-current	€5,413	€—

(1) Between June 2007 and September 2007, certain shareholders provided Euro loans to the Group. The loans, which were payable in one installment after five years, bore interest at Libor + 2.5% and their capital was convertible into 16,066,618 Series A1 preferred shares upon holders’ decision (the conversion ratio of A1 preferred shares to ordinary shares was adjusted to retroactively reflect the reverse stock split, see Note 12A(1,5)). Interest was payable on maturity only if the loans were not converted to equity prior to maturity. The loans were converted to 2,490,949 ordinary shares immediately prior to the closing of the IPO (November 8, 2010).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 14 — Shareholders’ loans - (continued)

(2) During March 2007, certain shareholders agreed to convert their interest bearing loans to non-interest bearing loans to the Group, which would be repaid in twelve (12) consecutive quarterly payments starting in March 2010. The loans were settled in November, 2010.

(3) During June 2008, certain shareholders provided Euro loans bearing interest of 8.5% in advance and a bank loan guaranteed by a shareholder at Libor+3% to the Group. These loans, which were payable in one installment after 2.5 years, were convertible into 26,940,934 ordinary shares at the shareholders’ option in December 2010 or earlier, if decided by the Company’s Board of Directors. The conversion ratio of the loan to ordinary shares was adjusted to retroactively reflect the reverse stock split (See Note 12A(1)). As a part of the loan agreement, the Company granted 2,702,611 Series A1 preferred shares, 1,408,963 Series A2 preferred shares (see Note 12A(1,5) regarding the conversion of the preferred shares to ordinary shares) and 7,426 ordinary shares (1,152 ordinary shares after the reverse stock split) to the lenders, issued during the year 2009. The loans were converted to 4,176,889 ordinary shares immediately prior to the closing of the IPO (November 8, 2010).

Note 15 — Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits and share-based payments.

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law  — 1963 (hereinafter — the Severance Law). For employment periods from July 2010 onwards, regarding most of its Israeli employees, the Company has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, regarding its Israeli employees, and for employment periods after July, 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Company has an additional reserve deposited in the company’s name in a recognized compensation fund. Withdrawal of the reserve monies is contingent upon fulfillment of detailed provisions in the Severance Law.

Some of the non-Israeli subsidiaries calculate an actuarial obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

	December 31
(in thousands)	2009	2010
Post-employment benefits
Present value of funded obligations	€3,663	€4,563
Less fair value of plan assets	(3,581)	(4,168)
Recognized liability for defined benefit plan	82	395
Other long-term benefits
Liability for seniority grant obligations	—	373
Short-term benefits
Salary and related expenses	2,056	4,085
Liability for holiday pay	887	1,251
Total short-term benefits	2,943	5,336
Total employee benefits	€3,025	€6,104

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 15 — Employee benefits - (continued)

	December 31
(in thousands)	2009	2010
Presented under the following items:
Other current liabilities	€2,943	€5,336
Employee benefits(non-current liabilities)	82	768
Total	€3,025	€6,104

A. Post-employment benefit plans — defined benefit plan

(1) Movement in the present value of the defined benefit obligations

(in thousands)	2009	2010
Defined benefit obligations as of January 1	€3,060	€3,663
Benefits paid by the plan	(146)	(849)
Current service costs and interest costs(see below)	557	660
Changes in respect of foreign exchange differences	(22)	620
Actuarial losses	214	469
Defined benefit obligations as of December 31	€3,663	€4,563

(2) Movement in plan assets

(in thousands)	2009	2010
Fair value of plan assets as of January 1	€2,896	€3,581
Contributions paid into the plan	548	579
Benefits paid by the plan	(129)	(820)
Changes in respect of foreign exchange differences	(22)	585
Expected return on plan assets	99	146
Actuarial gains	189	97
Fair value of plan assets as of December 31	€3,581	€4,168

(3) Expense recognized in the statement of operations

	Year ended December 31
(in thousands)	2008	2009	2010
Current service costs and foreign exchange differences	€443	€433	€536
Interest costs	137	124	159
Expected return on plan assets	(114)	(99)	(146)
Actuarial losses	46	24	372
Total	€512	€482	€921

(4) Actual return on plan assets

	Year ended December 31
(in thousands)	2008	2009	2010
Actual return on plan assets	€ (68)	€ 288	€ 243

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 15 — Employee benefits - (continued)

(5) Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	2009	2010
Discount rate as of December 31	3.82%	3.81%	3.62%
Expected return on plan assets as of January 1(1)	3.13%	3.59%	4.02%
Future salary nominal increases(2)	1.87%	1.95%	2.19%

Assumptions regarding future mortality are based on published statistics and mortality tables.

(1) The expected long-term rate of return is based on the return of government debentures. Regarding the European plans, the expected long-term rate of return is based on adjusted past experience.

(2) Based on management assessment.

(6) Historical information

	December 31
(in thousands)	2007	2008	2009	2010
Present value of the defined benefit obligation	€3,215	€3,060	€3,663	€4,563
Fair value of plan assets	(3,032)	(2,896)	(3,581)	(4,168)
Deficit in the plan	183	164	82	395
Past experience adjustments arising on plan liabilities	128	163	(190)	(355)
Past experience adjustments arising on plan assets	€67	€(193)	€161	€86

The Group expects € 633,000 in contributions to be paid to the funded defined benefit plan in 2011.

B. Post-employment benefit plans — defined contribution plan

	Year ended December 31
(in thousands)	2008	2009	2010
Amount recognized as expense in respect of defined contribution plan	€224	€212	€347

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 16 — Provisions

(in thousands)	Legal claims(1)	Right of Return(1)	Machinery and plant Dismantling(2)	Total
Balance as of January 1, 2010	€938	€281	€306	€1,525
Provisions used during the period	(313)	—	—	(313)
Provisions reversed during the period	(325)	(85)	—	(410)
Unwind of discount	—	—	24	24
Changes in respect of foreign exchange differences	—	19	49	68
Balance as of December 31, 2010	€300	€215	€379	€894

(1) Current liability

(2) Non-current liability

Legal claims

See Note 25A.

Right of return

The Group sells certain specific products with an unlimited time right of return that entitle customers to a refund. In the opinion of the management of the Company, appropriate provisions have been included in the financial statement to cover the estimated refund obligations. The estimation was based on previous experience and relevant management assumptions.

Machinery and plant dismantling

A provision was made based on the Group’s estimation of dismantling costs related to the Israeli and German production plants.

Warranties

The Group generally provides a limited time warranty to products sold to customers. The obligation is estimated to be immaterial.

Note 17 — Other current liabilities

	As of December 31
(in thousands)	2009	2010
Employees and payroll related accruals	€2,943	€5,336
Retailers	1,449	1,990
Marketing accrual	503	3,264
Professional advice	476	597
Other	3,305	2,724
Total	€8,676	€13,911

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 18 — Other income, net

	For the year ended December 31
(in thousands)	2008	2009	2010
Rental income	€40	€155	€126
Capital gain (loss) on sales of property, plant and equipment	5	(38)	72
Other losses	(26)	(22)	—
Total other income	€19	€95	€198

Note 19 — General and administrative expenses

	For the year ended December 31
(in thousands)	2008	2009	2010
Wages and salaries	€5,099	€6,520	€7,849
Management agreement termination fee	—	—	1,750
Communication and support costs	878	1,504	1,715
Rental and building maintenance	1,047	918	1,413
Professional advisors	734	518	779
Legal	800	458	698
Depreciation	468	433	767
Travel expenses	316	343	513
Other	3,333	2,440	3,052
Total general and administrative expenses	€12,675	€13,134	€18,536

Note 20 — Sales and marketing expenses

	For the year ended December 31
(in thousands)	2008	2009	2010
Wages and salaries	€8,832	€9,364	€14,932
Advertising and promotions	9,578	10,482	21,461
Distribution costs	7,830	7,772	10,234
Commissions	1,350	1,617	2,419
Travel expenses	425	456	1,156
Storage expenses	1,407	2,136	2,494
Depreciation and free-of-charge	717	841	987
Bad debt	226	325	282
Other	1,819	1,699	3,092
Total sales and marketing expenses	€32,184	€34,692	€57,057

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 21 — Financial expenses, net

	For the year ended December 31
(in thousands)	2008	2009	2010
Interest on financial liabilities measured at amortized cost	€2,817	€2,069	€1,612
Interest on bank balances and bank deposits	(75)	(47)	(145)
Total interest expense, net	2,742	2,022	1,467
Bank charges	261	470	427
Foreign exchange differences, net	1,315	—	—
Other	150	183	34
Other financial expenses	1,726	653	461
Foreign exchange differences, net	—	890	2,083
Interest income from Tax Authorities	22	1	—
Other	50	10	144
Other financial income	72	901	2,227
Total other financial expenses (income), net	1,654	(248)	(1,766)
Total financial expenses (income), net	€4,396	€1,774	€(299)

Note 22 — Income tax

A. Details regarding the tax environment of the Group

(1) General

The Group subsidiaries are incorporated in various countries where income is basically taxed at statutory rates. Certain subsidiaries benefit from tax incentives or subject to specific tax rulings.

The regular corporate tax rate in Israel in 2010 is 25% (2009: 26%; 2008: 27%). The corporate tax rates applicable commencing from 2011 are as follows: in 2011 — 24%, in 2012 — 23%, in 2013 — 22%, in 2014 — 21%, in 2015 — 20% and commencing with 2016 corporate tax rate will be 18%. Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

(2) Benefits under the Law for the Encouragement of Capital Investments — 1959

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments — 1959 (hereinafter — the Encouragement Law).

According to the provisions of the Encouragement Law, the subsidiary is entitled to tax benefits relating to investment programs that are governed by “Approved Enterprise” certificates. The benefit period is generally limited to either a seven or a ten-year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares, is subject to the regular corporate tax rate (24% in 2011).

The benefits period of an investment program that was approved in December 1999 has not yet ended. This investment program provides a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 22 — Income tax - (continued)

approved assets. The ten year period will end at the end of the 2012 tax year. Calculation of the approved enterprise tax benefits is based on the increase in the Euro value in revenues during each year of the benefit period, compared to the “base year” (the year prior to operation of the program) revenues (“Base Revenue”). The current base revenue is € 36.0 million.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant of 24% of part of the approved investment. The benefit period for this program will be ten years (tax exemption for two years and reduced tax for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the statutory income tax rate in Israel of 25% in 2010 (2009: 26%; 2008: 27%).

On December 29, 2010, the Israeli Parliament approved the Economic Policy Law for 2011-2012, which includes an amendment to the Encouragement Law (hereinafter — the Amendment to the Law). The Amendment to the Law is effective from January 1, 2011 and its provisions introduce new benefits for income generated by a Preferred Company through its Preferred Enterprise (as such terms are defined in the Encouragement Law) effective as of January 1, 2011 and thereafter. Entities can elect not to be included in the scope of the Amendment to the Law and to remain in the scope of the Encouragement Law prior to the Amendment to the Law until the end of the benefits period.

The Amendment to the Law provides, inter alia, that companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated and instead two new tax tracks were introduced, Preferred Enterprise and a Special Preferred Enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits.

Furthermore, the Amendment to the Law provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an Approved or Privileged Enterprise that was accrued during the benefits period according to the Encouragement Law prior to its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, meets the conditions provided in the Amendment to the Law and may possibly benefit from the tax benefits track. However, the tax rates under the Amendment to the Law are not materially different from the current tax rates applicable to the Israeli subsidiary under the Encouragement Law before its amendment. Therefore, the Amendment to the Law did not have a material effect on the deferred tax balances as of December 31, 2010.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 22 — Income tax - (continued)

B. Composition of income tax expense

	Year ended December 31
(in thousands)	2008	2009	2010
Current tax expense
Current period(1)	€1,330	€2,356	€2,048
Adjustments for prior periods, net	3,399	—	(220)
	4,729	2,356	1,828
Deferred tax expense (income)
Origination and reversal of temporary differences(2)	284	(521)	171
Change in tax rate	(43)	(42)	(230)
	241	(563)	(59)
Income tax expense	€4,970	€1,793	€1,769
(1) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce current tax expense	378	462	1,746
(2) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce deferred tax expense	€—	€ 331	€—

C. Reconciliation between the theoretical tax on the income before income tax and the income tax expense:

	Year ended December 31
(in thousands)	2008	2009	2010
Income before income tax	€5,500	€8,925	€11,497
Primary tax rate of the Company	27%	26%	25%
Income tax using the Company’s primary tax rate	1,485	2,321	2,874
Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(4,195)	(2,521)	(1,862)
Tax exempt income	(380)	(362)	—
Non-deductible expenses	151	72	37
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(378)	(462)	(1,746)
Current year tax losses and benefits for which deferred taxes were not recognized	4,137	2,497	1,155
Origination of deferred taxes for tax losses and benefits from prior periods for which deferred taxes were not recognized	—	(331)	—
Taxes in respect of prior periods	3,399	—	(220)
Effect of change in tax rate	(43)	(42)	(230)
Other differences	794	621	1,761
Income tax expense	€4,970	€1,793	€1,769

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 22 — Income tax - (continued)

D. Deferred tax assets and liabilities

(1) Recognized deferred tax assets and liabilities

Deferred taxes in respect of companies in Israel are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above. Deferred taxes in respect of foreign subsidiaries are calculated according to the relevant tax rates of each country.

Deferred tax assets and liabilities are attributable to the following items:

(in thousands)	Property, plant and equipment	Employee benefits	Carry- forward tax losses and deductions	Unrealized intra-Group profits	Tax deductible provisions for product returns	Total
Balance of deferred tax asset (liability) as of January 1, 2009	€105	€87	€—	€704	€(602)	€294
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	83	—	331	104	—	518
Effect of change in tax rate	47	(2)	—	(9)	6	42
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	—	—	—	—	(9)	(9)
Balance of deferred tax asset (liability) as of December 31, 2009	235	85	331	799	(605)	845
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	66	(69)	(290)	43	79	(171)
Effect of change in tax rate	—	—	—	—	230	230
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	—	—	49	(1)	(114)	(66)
Balance of deferred tax asset (liability) as of December 31, 2010	€301	€16	€90	€841	€(410)	€838

(2) Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward at December 31, 2010 amounted to € 14.7 million (2009: € 7.1 million). These tax losses do not expire under current tax legislation. The Group has not

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 22 — Income tax - (continued)

recognized € 2.3 million of the potential future tax benefits (2009: € 1.2 million) since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E. Tax assessments

A tax authority issued a tax assessment, for the 2003-2005 tax years, to one of the Group subsidiaries according to which such tax authority demanded a payment of € 5.6 million, excluding interest. The Group rejects the demand made by the tax authority and filed an appeal regarding the assessment.

Tax authorities may have different interpretations than the company’s with regard to various tax issues. In the opinion of the Group’s management, appropriate provisions have been included in the financial statements to cover estimated tax obligations.

Note 23 — Operational leases

The Group leases its headquarters facility, manufacturing and distribution facilities, sales offices and vehicles under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2010 were € 2.8 million (2009: € 2.2 million; 2008: € 2.1 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2010 are as follows:

(in thousands)
2011	€2,538
2012	2,109
2013	1,264
2014	756
2015	528
2016 and thereafter	79
Total	€7,274

Note 24 — Financial instruments

A. Credit risk

1. Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximal credit risk exposure, as of the reporting date, was as following:

	December 31
(in thousands)	2009	2010
Cash and cash equivalents	€4,185	€52,900
Derivative financial instruments	486	836
Trade receivables	16,201	32,017
Assets classified as available-for-sale	500	629
Loans to a related party	147	—
Total	€21,519	€86,382

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

2. Trade receivables

The Group’s trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
(in thousands)	2009	2010
Not past due	€13,663	€23,696
Past due 1-30 days	2,063	5,781
Past due 31-90 days	464	2,534
Past due more than 90 days	339	449
	16,529	32,460
Allowance for impairment	(328)	(443)
Total	€16,201	€32,017

Allowance for impairment during the year:

	December 31
(in thousands)	2009	2010
Balance as of January 1	€598	€328
Impairment recognized as expense in Sales and marketing expenses	325	282
Write-offs charged against the allowance	(595)	(167)
Balance as of December 31	€328	€443

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

			As of December 31
(in thousands)	Currency		2009	2010
Euro countries(1)	€		€7,381	€13,858
Israel		NIS	2,660	3,139
Australia		AUD	2,095	3,623
South Africa		ZAR	1,136	1,387
United States		Dollar	1,032	6,291
Switzerland		CHF	965	1,686
United Kingdom		GBP	670	1,750
New Zealand		NZD	175	220
Others		Dollar	87	63
Total			€16,201	€32,017

(1) Euro-zone countries and other countries the sales to which are denominated in Euro.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

The Group’s most significant customers’ balances are comprised as follows:

	Payment terms in days	As of December 31
(in thousands)		2009	2010
Customer A	30	€—	€3,913
Customer B	45	3,063	3,260
Customer C	74	518	2,115

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was:

	As of December 31
(in thousands)	2009	2010
Wholesale customers	€11,235	€25,582
Distributors	3,934	6,106
End-user customers	1,032	329
Total	€16,201	€32,017

B. Liquidity risk

The following tables present the Group’s financial liabilities’ contractual payment schedule, including interest payments estimation. This disclosure is based, wherever relevant, on interest rates and exchange rates as of reporting date:

	December 31, 2010
(in thousands)	Carrying amount	Expected cash flow	Within 1 – 6 Months	Within 7 – 12 Months	Within 1 – 3 Years	Within 3 – 5 Years
Non-derivative financial liabilities
Trade payables	€30,425	€30,425	€30,425	€—	€—	€—
Other current liabilities	7,233	7,233	7,233	—	—	—
Loans and borrowings	6,753	6,820	6,820	—	—	—
Total non-derivative financial liabilities	€44,411	€44,478	€44,478	€—	€—	€—
Derivative financial liabilities
Derivatives that are not used for hedging	€406	€406	€216	€190	€—	€—

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

	December 31, 2009
(in thousands)	Carrying amount	Expected cash flow	Within 1 – 6 Months	Within 7 – 12 Months	Within 1 – 3 Years	Within 3 – 5 Years
Non-derivative financial liabilities
Trade payables	€17,625	€17,625	€17,625	€—	€—	€—
Other current liabilities	4,733	4,733	4,733	—	—	—
Loans and borrowings	12,754	13,456	6,443	1,606	4,119	1,288
Shareholders’ loans	11,793	14,381	594	6,561	7,226	—
Total non-derivative financial liabilities	€46,905	€50,195	€29,395	€8,167	€11,345	€1,288
Derivative financial liabilities
Derivatives that are not used for hedging	€364	€364	€67	€283	€14	€—

C. Market risk

1. Linkage and foreign currency risk

i. Exposure to linkage and foreign currency risk

The Group’s exposure to linkage and foreign currency risk as of the reporting date was as follows:

	December 31, 2010
(in thousands)	€	Dollar	NIS	CHF	AUD	ZAR	GBP	Other	Total
Current assets
Cash and cash equivalents	€43,350	€1,490	€6,518	€285	€536	€580	€13	€128	€52,900
Trade receivables	13,858	6,354	3,139	1,686	3,623	1,387	1,750	220	32,017
Assets classified as available-for-sale	—	—	629	—	—	—	—	—	629
Derivatives financial instruments	836	—	—	—	—	—	—	—	836
Total assets	58,044	7,844	10,286	1,971	4,159	1,967	1,763	348	86,382
Current liabilities
Loans and borrowings	5,799	—	954	—	—	—	—	—	6,753
Trade payables	4,023	4,677	20,641	426	196	169	201	92	30,425
Other current liabilities	2,599	3,348	300	354	401	99	126	6	7,233
Derivative financial instruments	406	—	—	—	—	—	—	—	406
Total liabilities	12,827	8,025	21,895	780	597	268	327	98	44,817
Total assets (liabilities), net	€45,217	€(181)	€(11,609)	€1,191	€3,562	€1,699	€1,436	€250	€41,565

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

	December 31, 2009
(in thousands)	€	Dollar	NIS	CHF	Other	Total
Current assets
Cash and cash equivalents	€2,413	€653	€17	€559	€543	€4,185
Trade receivables	7,298	1,119	2,743	965	4,076	16,201
Assets classified as available-for-sale	—	—	500	—	—	500
Loan to a related party	—	147	—	—	—	147
Derivatives financial instruments	486	—	—	—	—	486
Total assets	10,197	1,919	3,260	1,524	4,619	21,519
Current liabilities
Loans and borrowings	6,261	130	690	564	—	7,645
Shareholders’ loans	5,906	474	—	—	—	6,380
Trade payables	3,867	1,811	10,819	435	693	17,625
Other current liabilities	2,921	584	223	411	594	4,733
Derivative financial instruments	364	—	—	—	—	364
Non-current liabilities
Loans and borrowings	4,964	—	145	—	—	5,109
Shareholders’ loans	4,465	948	—	—	—	5,413
Total liabilities	28,748	3,947	11,877	1,410	1,287	47,269
Total assets (liabilities), net	€(18,551)	€(2,028)	€(8,617)	€114	€3,332	€(25,750)

During 2010 and 2009 the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which most of the raw-material purchases are made (mainly Dollar).

As of December 31, 2010, the Group’s notional investment in currency options is €8 million (2009: €17 million) with fair value of €364,000 (2009: €104,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31		Year ended December 31
	2009	2010	2009	2010
	Annual change		Reporting date spot rate
1 NIS	(5.26)%	14.85%	€0.18	€0.21
1 Dollar	(4.17)%	7.98%	0.69	0.75
1 CHF	— %	18.64%	0.67	0.80
1 AUD	26.53%	22.06%	0.62	0.76
1 ZAR	22.96%	20.28%	0.09	0.11
1 GBP	7.23%	3.23%	€1.12	€1.16

ii. Sensitivity analysis

A strengthening or weakening of the Euro, as indicated below, against the following currencies as of December 31, 2010 would have increased (decreased) equity and the net income by the amounts shown

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009:

	December 31, 2010
	Devaluation		Revaluation
(in thousands)	Equity	Net income	Equity	Net income
Change of 10% in:
Dollar	€(53)	€134	€327	€140
NIS	984	1,144	(730)	(890)
CHF	14	135	93	(28)
AUD	(356)	—	356	—
ZAR	(170)	—	170	—
GBP	€(92)	€(92)	€141	€141

	December 31, 2009
	Devaluation		Revaluation
(in thousands)	Equity	Net income	Equity	Net income
Change of 10% in:
Dollar	€53	€53	€359	€359
NIS	727	727	(662)	(662)
CHF	€85	€85	€8	€8

2. Interest rate risk

i. Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2009	2010
(in thousands)	Carrying amount
Fixed rate instruments
Financial assets	€—	€44,699
Financial liabilities	€(4,444)	€—
Variable rate instruments
Financial assets	€—	€675
Financial liabilities	€(20,103)	€(6,753)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

ii. Cash flow sensitivity analysis for variable rate instruments

A change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009.

	December 31, 2009		December 31, 2010
(in thousands)	Equity	Net income	Equity	Net income
Increase in interest	€(145)	€(145)	€(61)	€(61)
Decrease in interest	€145	€145	€61	€61

3. Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, assets classified as available-for-sale, derivatives, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

As of December 31, 2009, the fair value of shareholders’ loans and their carrying amount presented in the balance sheet were as follows (2010: no shareholders’ loans outstanding):

	December 31, 2009
(in thousands)	Carrying amount	Fair value
Shareholders’ loans	€11,793	€11,851

Interest rates used to determine fair value

	2009	2010
Shareholders’ loans	4.6%	—
Derivatives:
	€0.09% – 1.09%	0.26% – 1.52%
Dollar	0.16% – 0.95%	0.30% – 0.95%
NIS	0.45% – 1.18%	0.75% – 2.12%
CHF	0.08% – 0.53%	0.01% – 0.80%

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:  quoted prices (unadjusted) in active markets for identical instruments.

Level 2:  inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:  inputs that are not based on observable market data (unobservable inputs).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 24 — Financial instruments - (continued)

	December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total
Financial assets
Assets classified as available-for-sale	€—	€—	€629	€629
Derivatives	66	770	—	836
Total assets	€66	€770	€629	€1,465
Financial liabilities
Derivatives	€—	€406	€—	€406
Total liabilities	€—	€406	€—	€406

	December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total
Financial assets
Assets classified as available-for-sale	€—	€—	€500	€500
Derivatives	30	456	—	486
Total assets	€30	€456	€500	€986
Financial liabilities
Derivatives	€—	€364	€—	€364
Total liabilities	€—	€364	€—	€364

Note 25 — Contingencies

A. Legal proceedings

The Group, from time to time, is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of management of the Company, which is based, inter alia, on the opinion of its legal counsel, appropriate provisions have been included in the financial statements (see Note 16), where warranted, to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claim with no specified amounts) amounted to €1.5 million as of December 31, 2010. This amount consists of labor proceedings amounted to €0.6 million and proceedings relating to personal injury claims of €0.9 million. The provisions included in the financial statement for such legal claims and proceedings totaled €0.3 million as of December 31, 2010. The sum of the additional exposure of claims which possibility of any outflow in settlement is not remote amounted to €1.2 million as of December 31, 2010.

The Group is also a party to various personal injury claims, as a direct party or a third party, in which the amounts of the claims were not specific. These cases are handled by the Group’s insurance. In the opinion of the management of the Group, it is not possible at this stage to estimate the chances of these claims and therefore no provision has been recorded in respect thereof.

B. Abuse of dominant position allegations

In December 2009, the Swedish Competition Authority asked a subsidiary and distributor to respond to allegations regarding an abuse of dominant position. The Group filed its response on January 2010. The investigation is at an early stage and it is currently not possible to predict the outcome.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 26 — Net income per share

The number of shares in the net income per share calculation have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split (see Note 12A(1)).

(in thousands)	2008	2009	2010
Net income for the year ended December 31 – basic	€530	€7,132	€9,728
Interest expense of convertible shareholders’ loans, net of tax(1)	164	439	419
Net income for the year ended December 31 – diluted	694	7,571	10,147
Weighted average shares outstanding at January 1	5,467	6,259	6,259
Effect of conversion of shareholders’ loans(1)	—	—	968
Effect of share issuance(2)	383	—	791
Effect of employee options exercised(3)	—	—	7
Effect of other options exercised(4)	—	—	1
Weighted average shares outstanding at December 31 – basic	5,850	6,259	8,026
Effect of convertible shareholders’ loans(1)	3,780	6,281	5,700
Effect of employee options(3)	—	666	947
Effect of other options(4)	—	—	7
Weighted average shares outstanding at December 31 – diluted	9,630	13,206	14,680
Net income per share (In €)
Basic	0.09	1.14	1.21
Diluted	€0.07	€0.57	€0.69

(1) See Note 14(1,3)

(2) See Note 12A(6) regarding share issuance in 2010

(3) See Note 27

(4) See Note 12A(8)

The value of the Company’s shares for purposes of calculating the dilutive effect of options was based on the Company’s share valuation performed or on the quoted market prices (following the IPO) for the period during which the options were outstanding.

Note 27 — Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter — the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase shares in the Company. The 2007 Option Plan and the 2010 Option Plan are intended to provide incentive to retain employees and to attract new employees, which the Board of Directors shall decide their services are considered valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

The Company has reserved a total of 1,050,000 ordinary shares for issuance under the 2010 Option Plan, including the remainder of the reserved but ungranted shares from the 2007 Option Plan.

The contractual life of the options shall be ten years from the respective date of grant. Regarding the 2007 Option Plan, and the 2010 Option Plan with respect to employees, normally, based on employment periods, one quarter of the options included in each grant vest one year after the grant date, and the rest vest over the sequential three years, quarterly, in twelve equal portions. Regarding the 2010 Option Plan with respect to non-employees (members of the Board of Directors), based on service providing periods, one third of the options included in each grant vest one year after the grant date, and the rest vest over the sequential two years, annually, in two equal portions. The options were granted for no consideration.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 27 — Share-based payments - (continued)

The options are exercisable only during the period the option holder is employed or providing service to the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is, €1.61 for each share option granted until January 15, 2009, €4.84 for each share option granted after January 15, 2009 and until February 28, 2010, €10.32 for each share option granted after February 28, 2010 and until October 13, 2010, and $ 20.00 for each share option granted after October 13, 2010 and until the IPO.

The grants to employees and to some non-employees are pursuant to section 102(b) of the Israeli Income Tax Ordinance (capital gain option). The grants to certain non-employees are pursuant to section 3(i) of the Israeli Income Tax ordinance (taxed as ordinary income).

Option holder’s rights to purchase shares will be adjusted upon certain events described in the 2007 Option Plan or in the 2010 Option Plan, subject to the approval of the applicable tax authority.

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant period	Number of options	Vesting conditions
	(1)	(2)	(3)	(4)	(5)

Quarter 4, 2007	660,211	144,962	29,965	—	485,284
Quarter 1, 2008	92,470	—	92,470	—	—
Quarter 2, 2008	90,332	54,264	36,068	—	—
Quarter 3, 2008	147,816	3,876	52,658	—	91,282
Quarter 4, 2008	82,171	32,558	—	—	49,613
Quarter 1, 2009	8,616	—	8,616	—	—
Quarter 3, 2009	34,109	34,109	—	—	—
Quarter 4, 2009	29,457	29,457	—	—	—
Quarter 1, 2010	26,356	26,356	—	—	—
Quarter 2, 2010	94,186	94,186	—	—	—
Quarter 4, 2010	727,450	547,450	—	180,000	—
Total options granted	1,993,174

Contractual life of all options granted is 10 years.

(1) The numbers of options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 12A(1).

(2) 25% — vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(3) Fully vested at grant date.

(4) 33.33% — vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(5) Other than (2) – (4) above (mainly – quarterly based, 10-12 quarters).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 27 — Share-based payments - (continued)

A. The number and weighted average exercise prices of options are as follows(1):

	Number of options			Weighted average exercise price (€)
	2008	2009	2010	2008	2009	2010
Outstanding at January 1	660,211	1,007,464	1,057,968	1.61	1.61	1.81
Forfeited and expired during the period(2)	(65,536)	(21,678)	(37,479)	1.61	1.61	4.09
Exercised during the period	—	—	(65,032)	—	—	1.98
Granted during the period	412,789	72,182	847,992	1.61	4.45	14.15
Outstanding at December 31	1,007,464	1,057,968	1,803,449	1.61	1.81	7.55
Exercisable at December 31	343,596	546,108	822,924	1.61	1.61	1.63
Weighted average remaining contractual life (years)	9.22	8.25	8.43
Weighted average contractual life (years)	10.00	10.00	10.00

(1) The number of options and the exercise prices of the options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 12A(1).

(2) Including 22,900, 1,696 and 3,128 options vested and expired earlier due to employment termination during the year 2008, 2009 and 2010, respectively.

The options outstanding at December 31, 2010 have an exercise price of €1.61, €4.84, €10.32 and $ 20.00 (2009: €1.61 and €4.84; 2008: €1.61).

The weighted average share price at the date of exercise for options exercised in 2010 was $29.46 (2009, 2008: no options exercised).

B. Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula.

Expected volatility is estimated based on weighted average historic volatility of comparable companies over the expected term of the options. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the Company was formed in 2007 and thus does not have a history of option exercises. The risk-free interest was determined on the basis of AAA rated Euro area central government bonds or on the basis of non-indexed linked U.S. Federal Reserve treasury bonds (as applicable), with a remaining life equal to the expected life of the options.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 27 — Share-based payments - (continued)

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows (1):

	Year ended December 31
	2008	2009	2010
Average fair value at grant date	€0.39	€2.52	€9.60
The parameters used to calculate fair value:
Share price (on grant date) (weighted average)	€1.10	€5.74	€14.94
Exercise price(weighted average)	€1.61	€4.45	€13.27
Expected volatility (weighted average)	48% – 88%	61% – 76%	55% – 86%
Option life (years)	5.00 – 7.00	5.00 – 7.00	5.50 – 7.05
Expected dividends(2)	0%	0%	0%
Risk-free interest rate	1.85% – 5.09%	0.74% – 3.74%	0.60% – 3.40%

(1) The average value at grant date of the share price and the exercise prices of the options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 12A(1).

(2) Management assessment.

C. Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 5% for management (including non-employees) and 15% for other employees based on the Company’s assessment.

Remuneration expenses

	Year ended December 31
(in thousands)	2008	2009	2010
Expenses arising from share-based payment grants settled by the Company’s equity instruments	€245	€163	€1,004

See Note 28 regarding options that were granted to key management personnel.

Note 28 — Related Parties

A. Key management personnel compensation

In addition to their remuneration, the Group also provides non-cash benefits (such as a car) to key management personnel. Key management personnel are also entitled to post-employment benefits (for which the Group contributes to defined benefit plan on their behalf) and participate in the Company’s share option plan (see Note 15 and Note 27, respectively).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 28 — Related Parties - (continued)

Compensation to key management personnel (1):

	Year ended December 31
	2008		2009		2010
(in thousands)	Number of people	Amount	Number of people	Amount	Number of people	Amount
Short-term employee benefits	1	€324	1	€332	7	€667
Post-employment benefits	1	14	1	18	1	16
Share-based payments	1	117	1	24	7	383
Total		€455		€374		€1,066

(1) Excluding compensation until the IPO to key management personnel that were not employed by the Company. See B below.

B. Transactions with related parties

	Additional details	Year ended December 31			December 31
		2008	2009	2010	2009	2010
(in thousands)		Value of transactions			Outstanding balance
Related party
Parent company	(1)	€541	€461	€2,290	€262	€—
Party having significant influence over the Company	(2)	€20	€20	€17	€—	€—

(1) Management fee to parent company

The parent company was entitled to receive management fee from the Company at an annual amount equal to the greater of €250,000 or 4% of EBITDA.

On October 14, 2010, the Board of Directors approved and on October 19, 2010, the Company’s shareholders ratified the termination of the management agreement signed in 2007 with the parent company. The parent company received a one-time payment of €1.75 million for terminating the management agreement.

(2) Directors fees to a party having significant influence over the Company

A party having significant influence over the Company was entitled to receive annual directors’ fees of €20,000 upon the consummation of the IPO (November 8, 2010).

Exculpation, insurance and indemnification of key management personnel

The Group’s key management personnel and directors are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has entered into agreements with each of its key management personnel and directors exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreement is (1) with respect to indemnification in connection with a public offering of the Company’s securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (2) with

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 28 — Related Parties - (continued)

respect to all permitted indemnification, including a public offering of the Company’s securities, the greater of (a) an amount equal to 50% of the shareholders’ equity on a consolidated basis, based on the Company’s recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million.

C. Liabilities to related parties

	Additional details	Year ended December 31			December 31
		2008	2009	2010	2009	2010
(in thousands)		Finance expenses			Outstanding balance
Related Party
Parent company	(1)	€297	€209	€187	€5,510	€—
Party having significant influence over the Company	(2)	€262	€167	€98	€2,732	€—

(1) Loans received from the parent company

Loan, bearing an annual interest rate of Libor+2.5%, granted by the parent company amounted to €2.75 million in September 2007. The loan was converted to ordinary shares immediately prior to the closing of the IPO (November 8, 2010). See Note 14(1).

A bank loan, bearing an annual interest rate of Libor+3%, guaranteed by the parent company amounted to €2.4 million was granted in June 2008. The loan was converted to ordinary shares immediately prior to the closing of the IPO (November 8, 2010). See Note 14(3).

(2) Loans received from a party having significant influence over the company

Loan, bearing no interest, amounted to €1.1 million granted in March 2007. The loan was settled in November 2010. See Note 14(2).

Loan, bearing an annual interest rate of 8.5% in advance, amounted to €1.4 million was granted in June 2008. The loan was converted to ordinary shares immediately prior to the closing of the IPO (November 8, 2010). See Note 14(3).

D. Loans granted key management personnel

	December 31
(in thousands)	2009	2010
Loans to key management personnel	€147	€—

During 2007, the Company granted a loan in the amount of $ 200,000 to a key management member. The loan bore interest of Libor+0.05% and was to be repaid by deduction from future bonuses or the sale of shares or options by the key management member. In October 2010, the loan was fully repaid.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 29 — Group Entities

A listing of each of SodaStream International Ltd subsidiaries as of December 31, 2010 is as follows:

Name of subsidiary	Incorporated in	Ownership interest
Soda-Club Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH.	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream (Switzerland) AG	Switzerland	100%
Soda-Club Österreich GmbH	Austria	100%
Soda-Club Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
Soda-Club (SA) (PTY) Ltd.	South Africa	100%
SodaStream USA, Inc.	United States	100%
Soda-Club CO2 Ltd. (BVI)	British Virgin Islands	100%
Soda-Club (Europe) Ltd.	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream Direct, LLC.	United States	100%

Note 30 — Subsequent events

On April 3, 2011 the Board of Directors approved the follow-on offering.