Form 20-F
period 2011-12-31
SodaStream International Ltd.
filed 2012-04-30
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Not Applicable

(Title of Class)

As of April 17, 2012, there were 20,142,293 shares of the registrant’s ordinary shares outstanding, NIS 0.645 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

i

INTRODUCTION

In this annual report, the terms “SodaStream,” “we,” “us,” “our” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries. References to “Euros” or “€” are to the Euro, the official currency of the European Union; references to “U.S. Dollars,” “$” or “dollars” are to United States dollars; and references to “NIS” are to New Israeli shekels.

We obtained the industry, market and competitive position data in this annual report from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. The third-party studies were conducted by ToLuna Germany GmbH (formerly Ciao Surveys GmbH), Ipsos Tambor, s.r.o., Ispos ASI, Panels Limited Ltd., Marketmind GmbH, ICD Research Ltd. and Freshly Ground Insights (Pty) Ltd. These third parties surveyed approximately 500 people each in certain of our smaller markets and approximately 1,000 people each in certain of our larger markets. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•   our continued expansion into, and the long-term acceptance of our products in, the United States;

•   our ability to increase our presence in Western European countries;

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

•   the timing of development and sales of new products;

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

The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and December 31, 2011 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statement of operations data for the year ended December 31, 2007 and December 31, 2008 and the consolidated balance sheet data as of December 31, 2007, December 31, 2008 and December 31, 2009 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other Financial and Operating Data” contains information that is not derived from our financial statements.

In our consolidated statements of operations data for the period ended December 31, 2011 and as detailed in our audited consolidated financial statements appearing elsewhere in this annual report, we have reclassified prior periods’ data such that revenue from spare cylinders, formerly presented under the “soda maker and exchangeable CO2 cylinders” category, are presented under the “consumables” category, as the licensing of a spare cylinder, and the sale of the gas contained therein, more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. In this report, for convenience, we shall refer to both the licensing of gas cylinders and the sale of the gas contained therein, as the sale of gas cylinders.

Similarly, the number of spare cylinders sold, formerly not presented under the “Total number of CO2 refills sold (unaudited)” category, is now included in that category. The effect is an increase in total number of CO2 refills sold by 154,000, 204,000, 340,000 and 512,000 for the years ended December 31, 2007, 2008, 2009 and 2010, respectively.

The following tables also contain translations of Euro amounts into U.S. Dollars for amounts presented for the year ended and as of December 31, 2011. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $1.2973, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 30, 2011, as reported in the H.10 statistical release of the Federal Reserve Board. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

(in thousands, except share and per share amounts)	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
Consolidated statements of operations data:
Revenues	€85,983	€99,949	€105,023	€160,652	€222,734	$288,953
Cost of revenues	39,745	45,213	46,593	74,059	101,291	131,405
Gross profit	46,238	54,736	58,430	86,593	121,443	157,548
Operating expenses:
Sales and marketing	31,449	32,184	34,692	57,057	76,443	99,170
General and administrative	13,769	12,675	13,134	18,536	22,993	29,829
Other income, net	(25)	(19)	(95)	(198)	(122)	(158)
Total operating expenses	45,193	44,840	47,731	75,395	99,314	128,841
Operating income	1,045	9,896	10,699	11,198	22,129	28,707
Interest expense (income), net	2,195	2,742	2,022	1,467	(1,176)	(1,526)
Other financial expenses (income), net	134	1,654	(248)	(1,766)	(482)	(625)
Total financial expenses (income), net	2,329	4,396	1,774	(299)	(1,658)	(2,151)
Income (loss) before income tax	(1,284)	5,500	8,925	11,497	23,787	30,858
Income tax	306	4,970	1,793	1,769	2,600	3,373
Net income (loss)	€(1,590)	€530	€7,132	€9,728	€21,187	$27,485
Net income (loss) per ordinary share:
Basic	€(0.29)	€0.09	€1.14	€1.21	€1.08	$1.40
Diluted	€(0.29)	€0.07	€0.57	€0.69	€1.03	$1.34
Shares used in computing net income (loss) per ordinary share:
Basic	5,466,901	5,850,228	6,259,393	8,026,701	19,553,296	19,553,296
Diluted	5,466,901	9,629,991	13,206,403	14,680,217	20,572,300	20,572,300

	Year Ended December 31,
(in thousands)	2007		2008		2009		2010		2011	2011
Other financial and operating data:
Total number of soda makers sold (unaudited)	730		877		1,057		1,922		2,711	N/A
Total number of CO2 refills sold (unaudited)(1)	7,518	(*)	7,700	(*)	8,506	(*)	10,299	(*)	13,292	N/A
EBITDA(2)	€2,744		€10,218		€12,588		€15,502		€27,197	$35,282
Adjusted EBITDA(3)	€3,005		€11,004		€13,212		€18,796		€31,351	$40,671
Adjusted net income (loss)(3)	€(1,366)		€1,220		€7,688		€13,022		€25,341	$32,874
Cash dividends declared	€0		€0		€0		€0		€0	$0

(*)	The Company reclassified prior periods’ data such that spare cylinders, formerly not presented in the “Total number of CO2 refills sold (unaudited)” category, are now presented in such category, as the purchase of a spare cylinder more closely resembles the purchase of CO2 refills than it does the initial purchase of a soda maker. The effect was increase in total number of CO2 refills sold by 154,000, 204,000, 340,000 and 512,000 for the years ended December 31, 2007, 2008, 2009 and 2010, respectively.

	As of December 31,
(in thousands)	2007	2008	2009	2010	2011	2011
Consolidated balance sheet data:
Cash and cash equivalents	€1,928	€4,349	€4,185	€52,900	€26,801	$34,769
Bank deposits	—	—	—	—	30,436	39,485
Working capital(4)	8,610	7,415	5,086	27,164	60,340	78,278
Total assets	61,664	68,682	77,695	168,065	234,131	303,738
Loans and borrowings (including short-term obligations)	23,398	18,329	12,754	6,753	3,088	4,006
Shareholders’ loans	6,330	11,564	11,793	—	—	—
Total liabilities	53,301	59,372	61,039	59,943	65,332	84,756
Total shareholders’ equity	8,364	9,310	16,656	108,122	168,799	218,982

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.
(2)	EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.
(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the non-cash share-based compensation expense (the “Share-Based Compensation”) and for the impact of a discontinued management fee expense paid to Fortissimo Capital Fund GP, L.P. (the “Fortissimo Payments”). Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments. We use Adjusted Net Income and Adjusted EBITDA as measures of operating performance because they assist us in comparing performance on a consistent basis, as they remove from our operating results the impact of one-time costs associated with non-recurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods. We believe Adjusted Net Income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items such as share-based compensation expense, which can vary depending upon accounting methods.
(4)	Working capital is defined as (i) total current assets excluding cash and cash equivalents, minus (ii) total current liabilities excluding loans and borrowings, and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2007	2008	2009	2010	2011	2011
Reconciliation of Net income (loss) to EBITDA and to Adjusted EBITDA:
Net income (loss)	€(1,590)	€530	€7,132	€9,728	€21,187	$27,485
Interest expense (income), net	2,195	2,742	2,022	1,467	(1,176)	(1,526)
Income tax	306	4,970	1,793	1,769	2,600	3,373
Depreciation and amortization	1,833	1,976	1,641	2,538	4,586	5,950
EBITDA	€2,744	€10,218	€12,588	€15,502	€27,197	$35,282
Management Fee	250	541	461	2,290	—	—
Share-based payment	11	245	163	1,004	4,154	5,389
Adjusted EBITDA	€3,005	€11,004	€13,212	€18,796	€31,351	$40,671

	Year Ended December 31,
(in thousands)	2007	2008	2009	2010	2011	2011
Reconciliation of Net income (loss) to Adjusted net income (loss):
Net income (loss)	€(1,590)	€530	€7,132	€9,728	€21,187	$27,485
Management Fee	250	541	461	2,290	—	—
Share-based payment	11	245	163	1,004	4,154	5,389
Income tax effect of the foregoing	(37)	(96)	(68)	—	—	—
Adjusted Net income (loss)	€(1,366)	€1,220	€7,688	€13,022	€25,341	$32,874

Exchange Rate Information

In this annual report, for convenience only, we have translated the Euro amounts reflected in our financial statements as of and for the year ended December 31, 2011 into U.S. Dollars at the rate of €1.00 = $1.2973, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 30, 2011, as reported in the H.10 statistical release of the Federal Reserve Board. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

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

	2007	2008	2009	2010	2011
High	1.4862	1.6010	1.5100	1.4536	1.4875
Low	1.2904	1.2446	1.2547	1.1959	1.2926
Period End	1.4603	1.3919	1.4332	1.3269	1.2973
Average Rate	1.3797	1.4695	1.3955	1.3216	1.4002

The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	October	November	December	January	February	March
High	1.4172	1.3803	1.3487	1.3192	1.3463	1.3336
Low	1.3281	1.3244	1.2926	1.2682	1.3087	1.3025
End of Month	1.3947	1.3453	1.2973	1.3053	1.3452	1.3334

On April 20, 2012, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.3212.

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

A key element of our strategy is to grow our business by expanding sales of our soda makers, CO2 refills and other related consumables in certain existing markets that we believe have high growth potential in which we currently have a limited presence and in select new markets. In particular, we are focusing our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important target market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already sell a significant amount of products. We will face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems in those markets, including consumers’ desire to carbonate beverages at home rather than purchasing carbonated beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. The United States differs from most European markets because of the higher propensity in the United States to consume carbonated beverages rather than sparkling water. This is requiring us to market our products differently than we have in our key European markets. There can be no assurance that we will meet any of these challenges in the existing or new markets we are targeting and the failure to do so would adversely affect our growth in a particular market and may adversely affect our strategy, future growth and prospects.

We may not be successful in continuing to develop or maintaining our presence in retail networks for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our future growth and prospects.

Our growth both in existing markets and in new markets depends significantly on our ability to develop or maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation system and the primary channel through which our consumables are sold. Our ability to successfully expand in the markets that we are targeting for growth depends, in large part, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders. Establishing or maintaining relationships with retailers may prove more difficult in the United States, our key market for growth, than in our other markets, as retailers in the United States may be more likely to be resistant to establishing and maintaining the reverse logistics needed for consumers to return empty CO2 cylinders and exchange them for filled ones. There can be no assurance that we will be successful in establishing relationships with large retailers in the markets we are targeting for growth, or that if successful, we will do so in a time frame consistent with our projections or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our future growth and prospects.

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

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2013. The lease of one of our major manufacturing facilities will expire during 2013, and there is a risk we will not be able to renew the lease agreement or that the renewal will be on less favorable terms. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing and/or purchasing an additional manufacturing facility in or near one of our existing markets. Pending the construction or purchase of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of sub-contractors for certain products and components.

We currently intend to construct an additional facility in the southern part of Israel for which we will need to hire additional employees. Construction of a new manufacturing facility involves risks, including the risk of cost overruns and unexpected delays. Appropriate locations, as well as a sufficient pool of employees, may not be available at reasonable costs or at all. If we choose to purchase an existing manufacturing facility and modify it for our manufacturing needs, we may incur similar cost overruns and unexpected delays. In addition, our actual cost to construct or purchase such a facility might be higher than the projected cost.

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

We distribute our home beverage carbonation systems and consumables through exclusive relationships with third party distributors in 22 countries, representing 24% of our revenues in 2011 (excluding sales in 2011 to Empire AB which we acquired on January 2, 2012, see “Item 4 — Information on the Company — Significant Developments During 2011”).

Our distribution agreements are generally exclusive agreements for a given territory with a five year term and option of renewal; however, our contracts contain performance criteria to maintain exclusivity. If any distributor fails to meet its distribution targets, we may attempt to terminate our distribution agreement with that distributor. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and we may experience a delay in retaining new distributors. Because we rely on third party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. For example, in 2009, we experienced a decrease in revenues from Western Europe primarily because our distributor in the Nordics experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues relating to consumables, which have since been resolved Furthermore, our distributors also undertake to manage the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage those reverse logistics, it will make it more difficult for our end-user consumers to obtain replacement CO2 cylinders, which will negatively affect their attitude towards us and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customer base, which would in turn materially and adversely affect our business and results of operations.

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

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by removing our trademarks from our exchangeable CO2 cylinders and affixing their trademarks to those cylinders. Vikingsoda has filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, as more fully described below. In March 2012, the main hearing was held at the District Court of Stockholm and judgment is expected within the next few months. Should our case be unsuccessful, we will have to compensate Vikingsoda for its litigation costs. It is also possible that Vikingsoda will claim compensation for damages suffered during the period between the granting of the preliminary injunction by the District Court of Stockholm and the Stockholm Court of Appeal’s decision that the preliminary injunction could not be enforced.

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

The German Federal Court of Justice, the highest German court, upheld a decision by the German Federal Cartel Office that preventing third parties from refilling our exchangeable CO2 cylinders constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit our cylinders to be refilled by or exchanged with third parties.

On November 16, 2009, Vikingsoda AB filed a complaint with the Swedish Competition Authority, or the SCA, alleging that two of our subsidiaries, together with our then Swedish distributor, Empire AB (which is now a subsidiary of ours; see Item 4 “Information on the Company — Significant Developments During 2011”) are guilty of abuse of dominant position.

In December 2009, the SCA asked one of our subsidiaries and Empire AB (which was not a subsidiary of ours at such time) to respond to such allegations. We filed our response on January 2010. In June 2011, the SCA presented us with a draft decision in which it alleges that in the relevant product market of refill and distribution of CO2 gas cylinders to retailers, we have a dominant position and it is further alleged that we are abusing our dominant position in this market by preventing third parties from refilling its exchangeable CO2 cylinders. The SCA proposed several measures to rectify this situation. We commented on the draft decision in September and October 2011. On March 5, 2012, the SCA provided us with notice it has decided to terminate, with no further action, its investigation with respect to potential abuse of our dominant position in the Swedish market.

Although the decision of the German Federal Court of Justice is non-binding on courts in other jurisdictions, it could be cited as precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. For example, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our refilling restrictions or ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose on unauthorized third parties do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders or to prevent unauthorized third parties from refilling our exchangeable CO2 cylinders could have a material adverse effect on our business and results of operations.

As a multinational corporation, our operations are subject to additional risks.

With sales in 42 countries, our operations are subject to risks inherent in multinational operations, including:

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

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our functional and reporting currency until December 31, 2011; see item 5.A  — “Change in Reporting Currency”) and certain other currencies in which we conduct business. Fluctuations of the U.S. Dollar and the NIS against the Euro are the most significant to us because most of our revenues are denominated in Euros, while most of our cost of revenues and operating expenses are denominated in Euros, U.S. Dollars and NIS. Although we currently engage in hedging transactions to minimize our currency risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

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

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for past tax periods. For example, following a recent audit, the tax authorities in Germany issued a finding that the amount of royalties we recognized on our CO2 refills are not in compliance with that jurisdiction’s transfer pricing guidelines and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we have appealed this assessment and are not bound to comply with the assessment during the pendency of this appeal, our appeal may not be successful and we may be required to pay some or the entire amount assessed. In addition, during the pendency of our appeal, we may be required to place a deposit or a guaranty with the tax authorities to cover a portion of or the entire assessed amount, which may have a material adverse effect on our available cash and credit lines. Moreover, in the event that our appeal is unsuccessful, further assessments for tax periods after 2005 could be forthcoming and would likely affect our tax liability on a going-forward basis. We are unable to assess the likelihood that the existing finding of non-compliance in the jurisdiction in which we are having this dispute may lead the taxing authorities of other countries to more closely scrutinize our transfer pricing or issue adverse tax assessments.

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

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations we must comply with are those governing the manufacturing and transportation of our exchangeable CO2 cylinders. In the United States, our most significant market, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2 cylinders are considered hazardous materials due to the CO2 inside and the applicable regulations consequently restrict our ability to ship our exchangeable CO2 cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will comply with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and reputation.

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

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, various governmental authorities in the United States have recently considered enacting a tax on sugar-sweetened beverages, including carbonated soft drinks. If such a tax were enacted and if it were to apply to our flavors, the sales and consumption of our non-diet flavors might decrease and thereby have a material adverse impact on our sales and profitability.

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

Our Chief Executive Officer, Daniel Birnbaum, and certain other members of our senior management were retained in 2007 following our acquisition by Fortissimo Capital Fund GP, L.P. (“Fortissimo Capital”). Given their extensive knowledge of the home beverage carbonation industry and the limited number of direct competitors in that industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly Mr. Birnbaum, would adversely impair our ability to implement our business strategy and could have a material adverse effect on our business and results of operations.

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

We are incorporated under the laws of the State of Israel, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has caused security and economic problems in Israel. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the

Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel.

Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised new concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. In addition, Iran has publicly threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may negatively affect Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

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

Our ordinary shares were first offered publicly in our IPO in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded as high as $79.72 per share and as low as $23.15 per share.

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

•   regulatory developments;

•   changes in earnings’ estimates, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

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

Our stock price has been volatile historically and may continue to be volatile regardless of our operating performance.

As of April 17, 2012, we had 20,142,293 shares outstanding, all of which are freely tradable without restrictions or further registration under the Securities Act. Our stock price may fluctuate in response to a number of events and factors, such as variations in quarterly operating results, announcements and implementations of technological innovations or new services by us or our competitors; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us; the current and anticipated future operating performance of companies in which we have an equity investment; and news reports or rumors relating to us, companies in which we have an equity investment, trends in our markets, or general economic conditions.

In addition, the stock market in general, and the market prices for home beverage carbonation companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options or other stock-based awards. A sustained decline in our stock price and market capitalization could lead to an impairment charge to our long-lived assets.

In addition, on November 3, 2010, we filed a Registration Statement on Form S-8 registering up to 2,195,838 ordinary shares that we may issue under our option plans. These ordinary shares may be freely sold in the public market upon issuance, subject to the lock-up agreements described above. The registration or sale of any of these ordinary shares could cause the market price of our ordinary shares to drop significantly. On February 23, 2012, the Company increased the number of ordinary shares reserved for issuance under the 2010 Option Plan by 900,000.

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

Significant Developments Since the Beginning of 2011

On October 5, 2011, we purchased all of the shares and voting interests of CEM Industries S.r.l., or CEM, which is a leading international designer and manufacturer of products for the beverage industry, with proprietary technologies that are utilized across a broad product portfolio for personal and commercial-grade use, including single-serve dispensing. The purchase of CEM is expected to help us to provide new products and features for our core business of home carbonation, and to accelerate our future penetration into new channels such as offices, restaurants, and hospitality as we expand our out-of-home strategy.

On January 2, 2012, we completed the acquisition of our Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB, or Empire, for a total net cost of €17.2 million, comprised of €16.2 million of cash payments (including a set-off of accounts receivable), and a contingency consideration of €1.0 million. We will now directly distribute our products in Sweden, Finland, Norway, Denmark, Iceland, Estonia, Latvia and Lithuania. The acquisition was made by SodaStream International, B.V., our wholly-owned subsidiary. The purchase of Empire will increase our revenues by including the distribution margin of Empire as part of our revenues. Our net income will include the aforementioned increase in revenues on the one hand but we will bear the distribution costs of Empire on the other hand. The total assets recognized following the purchase will be about €17.6 million.

Principal Capital Expenditures

Our capital expenditures for fiscal 2011, 2010 and 2009 amounted to €17.1 million, €6.6 million and €5.5 million, respectively. Capital expenditure is defined as investment in property, plant and equipment and in intangible assets. We anticipate our capital expenditure in fiscal 2012 to be for the expansion of our production capacity and capabilities; improvements and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems. We anticipate our capital expenditure in 2012 to be financed from the proceeds of our initial public offering and our follow-on offering.

B. Business Overview

Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we continue to expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 5.5 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. We currently sell our products through more than 50,000 retail stores in 42 countries, including 27 countries that we have entered since the beginning of 2007. In 2010, we started selling our products through a new major retailer in the United States, and added more than 2,500 new stores in that market for a total of over 9,500 stores in the United States. We distribute our products directly in 20 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

From 2009 through 2011, our revenues grew at a compound annual growth rate of 45.6% from €105.0 million to €222.7 million. We had net income of €7.1 million, €9.7 million and €21.2 million in 2009, 2010 and 2011, respectively. Similarly, from 2009 through 2011, our revenues from soda makers and exchangeable CO2 cylinders grew from €35.1 million to €96.8 million, while our revenues from sales of consumables grew from €63.3 million to €121.0 million. Although we are only in the early stages of our United States marketing investment plan, our sales in the United States have increased from $4.4 million in 2007 to $85.1 million in 2011, more than doubling in each of 2009, 2010 and 2011 as compared to the prior year. Between 2007 and 2011, we further penetrated key existing markets, including Australia, the U.K., France and Italy, where we previously had minimal presence.

Industry background

According to Euromonitor, the global off-premise (defined as beverages consumed at home) soft drink and global sparkling water industries generated approximately $225 billion and $39 billion, respectively, in retail sales in 2010. According to Euromonitor, the United States led most other markets with annual per capita off-premise carbonated soft drink consumption of 118 liters in 2010, representing an aggregate of $39 billion in sales.

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

These forces are having a negative impact on the growth rates observed recently in the off-premise carbonated soft drink category in the United States, which in 2011 declined by 1.9% as compared to 2010, according to Mintel. An even more pronounced impact has been observed in the bottled water category in the United States, where many consumers are reverting to tap and filtered water. According to Mintel, retail sales in the United States of the leading water filtration products, Brita and PUR, increased at an annualized rate of 6.3% from 2007 to 2010, while bottled water retail sales were forecast to stagnate, growing at an annualized rate of 0.1% for the year of 2011. Euromonitor is forecasting annual growth in bottled water retail sales in the United States of less than 1% through 2015, which is a significant deceleration from the double-digit growth rates seen from 2005 to 2008.

Our business strengths

We believe the following business strengths position us well to grow our business:

•    Clear and compelling consumer benefits.  Our products provide an innovative alternative to packaged carbonated beverages and are consistent with long-term trends in consumer behavior. Our products are:

º	Environmentally friendly. Disposable plastic bottles are harmful to the environment, particularly since only a minority of plastic bottles is recycled. Use of our products, which include reusable carbonation bottles, reduces the number of plastic bottles and cans used by consumers. In addition, the carbon footprint and pollution left by the manufacture and transportation of plastic bottles is significant. In order to minimize the environmental harm caused by the transport of our CO2 cylinders, we continue to set up CO2 refilling stations as close as possible to our consumer base as exemplified by our new CO2 refilling station in the Netherlands. An additional environmental benefit is that our products do not use electricity, thus reducing their environmental impact.

º	Convenient. Our products eliminate the need to carry bottles home from the supermarket, store bottles at home and dispose of the empty bottles. Bottled beverages are bulky and difficult for consumers to transport and store, especially for those without private vehicles or large homes. The fact that our products do not require electricity enables them to be easily transported and used anywhere, even on recreational vehicles and boats.
º	Cost effective. There are significant cost savings for a consumer who carbonates soft drinks at home as opposed to purchasing bottled or canned carbonated water or soft drinks. In the United States, we estimate the cost to a SodaStream consumer, excluding the initial cost of the soda maker, of sparkling water to be as little as $0.23 per liter and of carbonated soft drinks to be as little as $0.65 per liter, each of which is significantly lower than most bottled or canned sparkling water or carbonated soft drinks. Our cost estimate for the United States market is based on the typical retail price charged for CO2 refills and flavors in that market. In comparison to the cost of one liter of bottled sparkling water and the cost of one liter of a bottled or canned carbonated soft drink, based on price studies by IRI in 2011, we estimate that our sparkling water and carbonated soft drinks provide savings of up to 70% for sparkling water and of up to 30% for carbonated soft drinks, in each case as compared to standard retail prices. The average savings from the use of our products will typically result in an active user recovering the cost of purchasing the basic soda maker within a period of one year.
º	Promoting health and wellness. We believe that our products present consumers with a healthier alternative to traditional carbonated soft drinks. Our flavors contain two-thirds less sugar, carbohydrates and calories than leading soft drink brands, and one-third less caffeine than popular carbonated soft drinks. We do not use high-fructose corn syrup in our flavors, and we offer certain diet versions with Stevia and Splenda®, and without aspartame and saccharin. Our flavors contain significantly less sodium per serving than many popular carbonated soft drinks. We offer consumers the choice of adding to carbonated water a variety of flavors which could be sugar-free, low calorie, naturally sweetened or vitamin-enhanced. In our experience, consumers recognize the health benefits of drinking more water and increasingly demand sparkling water, as even unflavored, sparkling water provides a refreshing alternative to plain tap water.
º	Customizable, fun and easy to use. Our products enable consumers to customize beverages in a fun and creative way. With our home beverage carbonation system, the consumer has full control over the level of carbonation. In addition, we offer more than 100 different flavors, including new all-natural versions (including cola, root beer and ginger ale) and diet versions, which can also be mixed to meet consumer preference. Each member of the family can consume a different flavor or blend our flavors together to create new flavors. Our soda makers are quick and easy to use, do not require cleaning and provide instant enjoyment by enabling all members of the family to make their own sparkling water or soda within seconds.

•    Established presence in certain markets.  We believe our brand recognition and global footprint position us well to capture additional consumers as they increasingly look for alternatives to bottled or canned carbonated soft drinks. We currently sell our products through more than 50,000 retail stores in 42 countries across 6 continents, including 27 new markets that we have entered since the beginning of 2007. We now sell our products at more than 9,500 stores in the United States and have been rapidly establishing strong brand recognition among U.S. consumers. Among other home beverage carbonation system marketers and manufacturers, we believe, based on our familiarity with the retail and distribution channels in the markets in which we operate, that we hold the leading market share position in each of the markets in which we compete. Our global presence and the depth of our retailer relationships in our key markets has allowed us to better address consumer preferences and to enter new markets more quickly and effectively than many of our competitors. In particular, we rely on local sales and marketing capabilities which provide us with knowledge and understanding of local consumer preferences and regulatory requirements.

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

•    Ongoing product innovation.  We offer a broad range of soda makers, ranging from a basic plastic model that uses a plastic carbonation bottle to our high-end Penguin model that uses a glass carbonation bottle and has a stainless steel finish, in order to meet the needs of consumers at various price points. We are continuously evaluating and improving our product offerings and have recently introduced patent pending “SodaCaps,” flavor capsules that provide easy dosing and consistent taste, the “Source,” an elegantly-designed soda maker by Yves Behar that combines beauty, functionality and efficiency, and the “Revolution,” a new, electrically powered innovative soda maker that offers many new features, such as “Touch-button” activation providing a choice of carbonation levels (low, medium, high, turbo), a “Snap-n-lock” mechanism for easy bottle insertion and removal, and an LED display indicating carbonation progress and CO2 usage status. In addition we are constantly broadening and adapting our range of flavors to consumer tastes, and now offer more than 100 flavors, including all-natural varieties.

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

Strategy

Our principal strategies are (1) to grow our installed base through new purchases of our products and (2) to maintain consumer loyalty and “users for life.” Our long-term goal is to convert as many carbonated beverage consumers to our products as possible throughout the world. As such, as we grow our company, we measure our success by the household penetration our products achieve. Based on consumer surveys we commissioned, we believe that our average household penetration in established markets has generally been in the range of 5% to 15%. Our highest penetration is in Sweden, where we estimate, based on those same surveys, that we have achieved household penetration of approximately 24%.

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

Expand our installed base of consumers

As we strive to bring our products to a greater number of households worldwide, we are focusing on the key elements that we believe drive new purchases and grow our installed base, which include the following:

•    Increased awareness of our products and their compelling consumer benefits.  Educating consumers on the numerous benefits of our products is a vital component of our strategy to grow our installed base and our revenues. As such, we employ a variety of conventional and specialized marketing activities, many of which are designed to challenge the consumer to rethink the habit of using disposable bottles. In the markets we have entered most recently, particularly the United States, our strategy involves aggressive marketing focused primarily on in-store demonstrations both to educate potential consumers and sales associates in the retail stores that carry our products. As part of our effort to create “user ambassadors,” we employ several other targeted strategies, including infomercials and direct-response advertising, public relations campaigns, partnerships with municipalities and public water companies, social media, digital advertising, affiliate marketing and referral programs in order to inform consumers of our products while testing the effectiveness of various demand-creation vehicles for constant optimization of our marketing expenditures. Our strategy may be somewhat different in other markets, particularly in Western Europe.

•    Growth of retail distribution.  Increased retail distribution is an essential element in delivering our products to potential consumers. We intend to continue to build our retail distribution worldwide by educating retailers about the benefits of carrying our products. During 2011, we added approximately 10,000 additional retail stores, bringing our total worldwide retail distribution to more than 50,000 stores.

Our products have been well received in the United States, where the carbonated beverage market size and per capita consumption are higher than in many of our existing markets. Although we are only in the early stages of our United States marketing investment plan, our sales in this market have increased from $4.4 million in 2007 to $85.1 million in 2011, more than doubling in each of 2009, 2010 and 2011 as compared to the prior year. Our growth in this market has been driven by recent retailer launches including Costco, Target, Bed Bath & Beyond, Bloomingdale’s, Le Gourmet Chef, Macy’s, Sur la Table, Williams Sonoma, Staples, Best Buy, Kohl’s, JC Penney and others. In the United States market, we continue to engage in discussions with existing retailers on expanding distribution and with additional national retailers on initiating distribution of our products. While we intend to maintain discipline in our retail rollout strategy, we are focused on identifying future retail partners, including opportunities with major mass retailers in the United States. Although Western Europe is our most developed region, we believe that we have significant opportunities to grow distribution as we are only in the early stages of development in many large markets such as France and Italy, and have not yet entered certain other sizeable markets. We also believe that the attention our products have generated in the United States has made SodaStream more attractive to some retailers in our existing markets, and that the excitement surrounding our products in the United States will help drive growth in retail distribution globally. Our longer term expansion plans also include developing a presence in other large markets globally.

•    Introduction of new soda maker products.  We maintain an active product innovation and development department, devising new products that offer improved aesthetics and lifestyle appeals as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles, and we recently introduced the “Source,” an elegantly-designed soda maker by Yves Behar that combines beauty, functionality and efficiency, and the “Revolution,” a new, electrically powered innovative soda maker that offers many new features, such as “Touch-button” activation providing a choice of carbonation levels (low, medium, high, turbo), a “Snap-n-lock” mechanism for easy bottle insertion and removal, and an LED display indicating carbonation progress and CO2 usage status. We intend to continue facilitating innovation, and are developing new and improved products on an ongoing basis. Additionally, we are designing an under-sink dispenser, a soda maker with a built-in filter, a single-serve soda maker and products for the out of home segment. We launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of a third party that is marketed under their brand name. We hope to expand this program to include licensing our proprietary carbonating technology to third parties. We believe these innovations will continue to generate excitement around our products and help us attract new customers.

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

•    Introducing exciting new flavors.  In addition to our ongoing soda maker innovation, we continue to introduce additional flavors to expand our sales in existing markets. We currently offer more than 100 flavors, including diet and all-natural versions, which can also be mixed to meet consumer preferences. We regularly create and test new flavors to appeal to the demands of our different markets and regions in an effort to remain on-trend with our offerings. We currently offer sparkling vitamin water, energy drinks, clear, green tea and all-natural versions of our products as well as unique seasonal flavors. We have recently entered into a strategic partnership for the manufacturing, marketing, distribution and sale of Kraft Foods branded flavors for use with the SodaStream soda making system. This will be the first time that Kraft Foods flavors will be available specifically for use in a carbonated beverage. The initial Kraft Foods brands to participate will be several varieties of Crystal Light, a leading women’s diet beverage, and Country Time, the number-one lemonade brand. One of the new carbonated choices will include an “All-Natural” lemonade.

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

Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which can produce between 30 and 130 liters of carbonated beverages, depending on the size. Such systems are typically sold in the United States at prices ranging from $79.95 for a basic plastic model that uses a plastic carbonation bottle, to $199.95 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

Soda makers.  We currently offer a broad range of soda makers. Our soda makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Except for our newest model, Revolution, our soda makers do not require electricity. The CO2 cylinder fits easily in a rear compartment and by the push of a button carbonates water. Our soda makers are sold in a variety of styles and CO2 cylinder sizes.

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

CO2 refills.  We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and pay only the price of the CO2. In some markets, direct home delivery and exchange is also available, and we use third party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned, and refilled for distribution. We conduct CO2 refilling (including third-party facilities) in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay either $29.99 for two 60-liter CO2 refills or for one 130-liter CO2 refill.

Carbonation bottles.  Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, are dishwasher-safe. For the high-end market, we offer two soda makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of carbonated soft drinks or sparkling water to be available at the same time. Consumers in the United States typically pay $14.99 for two additional plastic half liter carbonation bottles or for one additional glass carbonation bottle.

Flavors.  We work closely with a leading international flavor and essence manufacturer who provides research and product development services, including sensory testing in order to constantly broaden and adapt the range of flavors to consumer tastes. Flavors come in a highly concentrated form, customized for our home beverage carbonation system. Flavors are usually sold in 500 ml or 750 ml bottles, which typically produce 12 or 18 liters of carbonated soft drinks. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. We also offer flavors which are designed to appeal to consumers of a range of leading carbonated soft drink brands, as well as “enhanced” flavors, including fruit, energy, isotonic and natural blends. Most flavors are available in both regular and diet versions, and we are increasingly producing a larger variety of natural and “enhanced” flavors (green tea essence, pomegranate, and vitamin-enhanced) to meet growing consumer demand in these areas. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and we offer diet versions without aspartame and saccharin. In addition, we address local tastes by producing flavors geared for individual markets such as Ginger Beer (South Africa), Root Beer (United States), Must (Scandinavia), and Chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns such as apple-cinnamon, vanilla-lemon, pear-honey, papaya-lime and mango-coconut. Consumer “starter kits” sometimes include flavor sample packs to provide the consumer with an opportunity to become acquainted with our flavors. Consumers in the United States typically pay between $4.99 and $9.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of carbonated soft drinks.

Other accessories.  We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through distributors and retail channels. We distribute our products in 42 markets, 20 directly following the acquisition of Empire, and the remainder indirectly through our exclusive distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 50,000 stores worldwide, including many of the largest retailers in our markets. As of January 2, 2012, we completed the purchase of our Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB, and will now directly distribute our products in Sweden, Finland, Norway, Denmark, Iceland, Estonia, Latvia and Lithuania.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well.

In the United States, we have established a logistics network, composed of local delivery agencies, that covers territories in which over two-thirds of the population of the continental United States resides, complemented by national carriers that cover the remainder of the country. The local delivery agencies maintain inventories of our products at locations around the United States, are connected to our enterprise resource planning software and handle local deliveries. In addition, they handle the exchange of empty CO2 cylinders initiated both by our online consumers and, in some cases, our retail customers. This logistics network enables us to offer full market coverage with direct deliveries through a high quality service at short lead times, with high level of compliance and control, and at reasonable cost to us. We demonstrated our distribution capabilities when we added more than 5,000 new stores in the United States during 2011.

Indirect markets

In 2007, we implemented a new distribution strategy and, in order to expedite penetration into certain new markets, we contracted with third party distributors who facilitate distribution of our products. In 2011, our distributors accounted for 24% of our total revenues (excluding sales in 2011 to Empire). The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly.

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

When we evaluate potential distributors, we take into consideration several factors, including their experience with selling and marketing consumer products to retail channels; existing sales, logistics and distribution capabilities; current product portfolio; financial strength; and suitability to market our products. Distributors are given exclusivity over a particular territory for a given period, so long as they achieve certain requirements relating to minimum purchase amounts and marketing investments. These requirements are set by us after consultation with the distributor. We attempt to set realistic targets for the distributor that are achievable if the distributor dedicates sufficient resources to the distribution of our products. We work closely with our distributors to assist them in preparing and executing a multi-year strategy. Most distributors also operate e-commerce sites in their countries as well as our website in their local language. During the past five years, we significantly increased the number of countries where our products are sold, by appointing exclusive distributors in several countries, including Brazil, Canada, Colombia, Cyprus, the Czech Republic, Denmark, Finland, Hungary, Ireland, Italy, Japan, Malta, Mexico, the Philippines, Portugal, Romania, Russia, Slovakia, Slovenia, Taiwan and the Ukraine.

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

In addition, SodaStream Israel Ltd., our Israeli sales and marketing subsidiary, also serves as the exclusive distributor of Brita water filtration systems in Israel and as a distributor of certain other consumer products. Brita’s products sold by SodaStream Israel Ltd. include water containers and filter cartridges used with such water containers. SodaStream’s primary responsibilities under the agreement include purchasing, distributing and promoting the sale of Brita’s products in Israel, after obtaining all legal approvals necessary for the importation and sale of such products in Israel. The agreement is for an indefinite period, and can be terminated by either party upon 12 months’ prior written notice from the end of the month in which notice is given. Our revenues derived from distributing Brita products have been declining as a percentage of our total revenues, constituting 1.9%, 3.0%, and 5.2% of our total revenues, in 2011, 2010 and 2009, respectively, primarily due to the increase in our revenues from home beverage carbonation systems.

Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores, as well as over the Internet. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	Bed Bath & Beyond	Assorted Homeware
Auchan	Ahold	Best Buy	Automatic Centre
Boulanger	Argos	BJ’s	Betta
Carrefour	Auchan	Bloomingdale’s	Bing Lee
Coop	Blue Square	Costco	Bunnings
Cora	Clicks	Crate and Barrel	Clive Peeters
Costco	Cora	El Palacio de Hierro	Coles
Darty	DartyDatart	Home Outfitters	Djones
Edeka	FoodZone	JC Penney	Globus
Electrolux Home	Game	Kitchen Collection	Good Guys
elGiganten	General Trade	Kohl’s	Harris Scarfe
Elkedjan	Globus	Le Gourmet Chef	Harvey Norman
Euronics	Home Center	Liverpool	IGA
Expert	InterSpar	Linen Chest	John Danks
Harvey Nichols	John Lewis	London Drugs	Kmart
ICA	Makro	Macy’s	M10
Intermarche	Media Markt	Planet Organic	Myers
InterSpar	Media Saturn	Sears	RetraVision
Jarnia John	Metro/Stax	Shopko	SM
Lewis	OK Foods	Staples	Target
Karstadt	Pick’n Pay National	Sur La Table	Woolworth
Kasanova	Planeo Partners	Target	Takashimaya
Kaufhof	Selfridges	The Bay
Kaufland	Shield	Williams Sonoma
Leclerc	Shoprite Checkers
Media Markt	Shufersal
Media Saturn	SparTesco
Metro
Migros
OBI
OnOff
Real
REWE
Rossmann
SIBA

During 2011, we began selling our products at approximately 10,000 additional retail stores with our home beverage carbonation system, bringing our total worldwide retail distribution to more than 50,000 stores. Our continuously increasing retail distribution is an important element in bringing our products to potential consumers and thereby generating new user acquisition. Additionally, we believe that the widespread availability and easy access to consumables (primarily gas refills and flavors) are key to securing ongoing consumer retention and loyalty. Indeed, one of our most important competitive advantages is our strong network of retail distribution, in particular, that of our gas refill exchange program.

In addition, we intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold in each region. We have been expanding our presence in the United States and significantly increased the retail distribution of our products in the United States by adding more than 5,000 stores during 2011.

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

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations, in-store demonstrations, infomercials and our website to build brand awareness, educate new consumers about the benefits of home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of active user households in our markets. As an example, in the fourth quarter of 2011, more than 20,000 in-store demonstrations of our products were carried out in the United States, and we launched our first television commercial campaign in that market. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

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

We believe we are also an attractive partner to municipalities and public water companies. For such entities, we provide various benefits, including a reduction in the amount of waste required to be disposed and enabling municipalities to improve the image of their tap water. During the past four years, we have entered into a number of partnership programs with municipal authorities and public water providers. Among these are Veritas, the water company of Venice, Italy; the municipality of Trenta, Italy; and WasserVien of Munich and Dresden, Germany and of Vienna, Austria. We are currently exploring several similar partnership programs in certain other markets around the world. These programs typically involve education and special offers for the customers of the municipal water utility, distributed inside the envelopes with the monthly utility bill. These joint programs have included retail tie-in and public relations coverage for us. Municipal partnerships are an important endorsement and source of high-quality public relations for us.

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

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet higher than expected demand in 2010 and 2011 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2013. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing or purchasing an additional manufacturing facility in or near one of our existing markets. Pending the construction or purchase of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of sub-contractors for certain products and components.

We currently intend to construct an additional facility in the southern part of Israel for which we secured additional real estate and hire additional employees. We intend to target commencement of construction in 2012 and completion of the first phase within approximately 24-36 months from the commencement of construction. The total anticipated capital expenditure required for such facility is approximately €30.0 million. In April 2012, we obtained a grant from the Israeli Ministry of Trade and

Industry for the construction of the additional facility in the amount of approximately €5.05 million, which is subject to a number of conditions. However, the timing of construction of such facility is not yet finalized.

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

Product development

We maintain an active product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles. Recently, we introduced the “Source,” an elegantly-designed soda maker by Yves Behar that combines beauty, functionality and efficiency, and the “Revolution,” a new, electrically powered innovative soda maker that offers many new features, such as “Touch-button” activation providing a choice of carbonation levels (low, medium, high, turbo), a “Snap-n-lock” mechanism for easy bottle insertion and removal, and an LED display indicating carbonation progress and CO2 usage status. We are continuously introducing new flavors, such as all-natural cola, root beer and ginger ale, and have increasingly expanded the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and offer certain of our diet versions with Splenda®, and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets.

We intend to continue innovating, and are currently developing several new and improved products that include:

•   an under-sink sparkling water dispenser;

•   a soda maker with a built-in filter;

•   a single-serve soda maker; and

•   a designer-styled point of use water station.

Additionally, we launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of third parties that is marketed under their brand name. These soda makers contain our cylinders and we expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers, which would increase our household penetration base and generate higher-margin sales of consumables. We hope to expand this program to include licensing our proprietary carbonating technology to third parties.

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

Facilities

Our headquarters in Airport City, Israel is comprised of 46,070 square feet of office and warehouse space under a lease that terminates in April 2018. We also lease our two Israeli manufacturing facilities: one in Mishor Adumim, east of Jerusalem, which is comprised of 164,214 square feet of factory, warehouse and office space under a lease that terminates in July 2013; and the other in Ashkelon, on the Mediterranean coast, which is comprised of approximately 21,528 square feet of factory, warehouse and office space under a lease that terminates in March 2013. The lease for the Mishor Adumim manufacturing facility is subject to automatic extension for five periods of one year each unless we notify the lessor that we do not wish to extend the lease.

Our facility in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in August 2017. This location is used for sales and marketing activities as well as refilling. Additional gas refilling takes place in Australia, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States.

Our European commercial and logistics center is managed from Rijen, the Netherlands. We have marketing and sales subsidiary offices in Australia, Germany, Israel, the Netherlands, South Africa, Switzerland, Italy, Sweden, Finland, Norway, Denmark, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

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

The following table sets forth the subsidiaries owned, directly or indirectly, by the Company as of March 31, 2012:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA/AG/Ltd.	Switzerland	100%
SodaStream (CO2) SA/AG/Ltd.	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
Soda-Club Worldwide BV Sp. Z.O.O Oddzial w polsce Branch	Poland	100%
SodaStream Worldwide Trading Company Branch	United Kingdom	100%
Soda-Club Worldwide BV Holland Filial (Sweden) Branch	Sweden	100%
Soda-Club Worldwide BV (France) Branch	France	100%
Soda-Club Worldwide BV (Greece) Branch	Greece	100%
SodaStream Direct, LLC	Delaware (United States)	100%
Cem Industries S.r.l.	Italy	100%
SodaStream Nordics AB	Sweden	100%
SodaStream International BV Norwegian Branch	Norway	100%
SodaStream Denmark Branch Filial of SodaStream International BV, Holland	Denmark	100%
SodaStream International BV Branch in Finland	Finland	100%

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

SodaStream manufactures beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water.

We currently sell our products through more than 50,000 retail stores in 42 countries, including 27 new countries that we have entered since the beginning of 2007. Following the purchase of our Nordics distribution from Empire AB, our former distributor on January 2, 2012, we distribute our products directly in 20 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or selected other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

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

Our revenues grew by 53.0% from €105.0 million in 2009 to €160.7 million in 2010, and by 38.6% to €222.7 million in 2011. The growth in 2011 was achieved by year-over-year growth in each of our regions, led by the Americas in which revenues increased in 2011 by 104.9% compared to 2010, the majority of which came from the United States. Although we are only in the early stages of our United States marketing investment plan, our sales in the United States have increased from $4.4 million in 2007 to $85.1 million in 2011, more than doubling in each of 2009, 2010 and 2011 as compared to the prior year. This was followed by Asia-Pacific, in which revenues increased by 63.6% in 2011 compared to 2010; CEMEA, in which revenues increased by 22.3% in 2011 compared to 2010; and Western Europe, in which revenues increased by 18.4% in 2011 compared to 2010. By product, our two major segments — Soda Makers and exchangeable CO2 cylinders, and Consumables — delivered revenue growth of 44.1% and 38.5%, respectively. Within the Consumables product segment, CO2 refills increased 29.1% to 13.3 million units, and flavors increased 36.5% to 18.9 million units.

With regard to all the figures reflecting our sales of — Soda Makers and exchangeable CO2 cylinders, and Consumables in this “Item 5 — Operating and Financial Review And Prospects”, and as reflected in our consolidated statements of operations data for the period ended December 31, 2011 and as detailed in our audited consolidated financial statements appearing elsewhere in this annual report for the year ended December 31, 2011, the Company has reclassified prior periods’ data such that revenues from spare cylinders, formerly presented under the “soda maker and exchangeable CO2 cylinders” category, are presented under the “consumables” category, as the purchase of a spare cylinder more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. Similarly, the number of spare cylinders sold, formerly not presented under the “Total number of CO2 refills sold (unaudited)” category, is now included in that category.

We believe that our growth in revenues has been driven by our heightened focus on promoting soda maker sales in both existing markets and new markets to increase our installed base, in particular in Western Europe, but also in North America and Asia-Pacific. The growth of our installed base has in turn resulted in an increase in revenues from sales of consumables.

Our strategy is to expand our active installed base, by further penetrating existing markets and by entering new markets. We intend to continue initiating select marketing activities, including aggressive public relations campaigns, in-store demonstrations, TV advertising, point-of-sale advertising, and regional and national media advertising campaigns in order to both inform consumers of our product offerings and test the effectiveness of various demand-creation vehicles. A key part of our strategy is to grow our revenues in the United States, which has become our largest individual market. We also plan on accelerating our efforts and devoting resources to increase our active user base in all our other markets.

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

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

(in thousands)	Year Ended December 31,
	2009	2010		2011
Soda makers and exchangeable CO2 cylinders	€35,100 (*)	€67,199	(*)	€96,812
Consumables	63,320 (*)	87,375	(*)	120,990
Other(1)	6,603	6,078		4,932
Total	€105,023	€160,652		€222,734

	Year Ended December 31,
	2009	2010	2011
	As a Percentage of Revenues
Soda makers and exchangeable CO2 cylinders	33.4%(*)	41.8%(*)	43.5%
Consumables	60.3 (*)	54.4 (*)	54.3
Other(1)	6.3	3.8	2.2
Total	100.0%	100.0%	100%

(*)	As reflected in our consolidated statements of operations data for the period ended December 31, 2011 and as detailed in our audited consolidated financial statements appearing elsewhere in this annual report, the Company reclassified prior periods’ data such that revenues from spare cylinders, formerly presented under the “soda maker and exchangeable CO2 cylinders” category, are presented under the “consumables” category, as the purchase of a spare cylinder more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. The effect was an increase in revenues from consumables by €3,991 thousand and €7,024 thousand for year ended December 31, 2009 and 2010, respectively (increase in 380 basis points and 440 basis points of total revenues of those periods, respectively), and the same decrease in revenues from soda makers and exchangeable CO2 cylinders for the respective periods (and the same decrease in basis points of total revenues of those periods, respectively).
(1)	Other consists primarily of sales of Brita-branded products in Israel.

We believe that the number of soda makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of soda maker units sold is indicative of the growth of our user base and the number of CO2 refills sold is indicative of consumables sales to our active user base. The number of soda maker units that we sold in 2011 increased by 156.5% compared to 2009 and the number of CO2 refills increased by 56.3%. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 5.5 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We believe that the sale of every soda maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each soda maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenues category above referred to as “soda makers and exchangeable CO2 cylinders.” A consumer would not typically need to purchase a CO2 refill, which is recorded in the sales category above referred to as “consumables,” for several months. Consequently, our general historical experience is that the initial growth in consumables after we enter a new market is slower than growth in soda makers sales, but that the sale of consumables increases correspondingly once we have established an active user base. This results in a lag between the growth in soda maker sales and growth in the sales of consumables. As an illustration of these trends, for the year ended December 31, 2010 and the year ended December 31, 2011 (in each case, as compared to the prior fiscal year), the annual growth in the volume of soda makers sold was 81.9% and 41.0%, respectively. The increase in CO2 refills for those periods was 21.1% and 29.1%, respectively. The increase in sales of flavors for those periods was 68.0% and 36.5%, respectively. The increase in sales of carbonation bottles for those periods was 30.3% and 49.9%, respectively.

While we anticipate that this trend will continue, a variety of factors, including consumer retention rates, the growth of our reverse logistics network, weather and competition could affect our results in the future. In some of the markets in which our products are sold, we operate through local distributors. Distributors are required to meet annual purchase targets defined as monetary amounts for the first or second year of the distribution contract, as well as defined growth targets for each of the subsequent years until the end of the contract (usually 5 years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet the defined purchase targets stated in the contract (the annual purchase targets) can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given.

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

•   The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•   Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the commodity prices of aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; and fuel prices, which affect our freight costs.

•   The majority of our purchases of raw materials and parts is denominated in U.S. Dollars and the majority of our labor costs is denominated in NIS. A major part of our sales are denominated in Euros. As a result, the higher the Euro/U.S. Dollar and the lower the NIS/U.S. Dollar exchange rates are, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against the weakening of the Euro against the U.S. Dollar or strengthening of the NIS against the U.S. Dollar. Such transactions are mostly unrelated to specific operating transactions and therefore included in financial income and expenses. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”

•   Price changes due to various factors, including market conditions, competitions and cost increases. During 2011, price changes did not have a material impact over our gross margin.

•   We continuously seek to reduce the cost of production, through engineering and purchasing optimization, without compromising the quality of our products. The success of such cost reduction activities in the past has resulted in lower production costs and improved gross margins. We expect these activities and related cost savings to continue. However, new and advanced versions of our products may increase our production cost and reduce our gross margin.

•   If our overall revenues grow, certain manufacturing costs, which are fixed in nature — such as the cost of production management and engineering employees — will constitute a smaller percentage of our overall cost of revenues and will positively affect our gross margin.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs; commissions; and bad debts. Our warehousing and distribution expenses principally consist of the cost of delivering our products to our customers’ premises (home, office, warehouse or other as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, and in particular in the United States, we also sell our products directly to our consumers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries and the collection of the empty exchangeable CO2 cylinders. In many cases, we are able to pass some delivery costs on to consumers. The acquisition of our Nordics distribution from Empire AB, our former distributor, and of CEM in Italy is expected to increase our sales and marketing expenses and our general and administrative expenses.

Our advertising and promotional expenses consist primarily of media adverting costs, trade and consumer marketing expenses and public relation expenses. As we intend to invest in increasing our active customer installed base, particularly in the United States, we expect sales and marketing expenses in general, and advertising expenses in particular, to increase in absolute terms.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, rental fees, and building maintenance communications and support costs as well as professional advisors. As we expand our installed base of active consumers, primarily in our direct sales markets and in particular in the United States, we expect our administrative expenses to increase, mainly due to the additional information technology and finance resources required for supporting our business growth.

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

Corporate taxes

The regular corporate tax rate in Israel in 2012 is 25%. The Israeli corporate tax rate for the 2011 tax year was 24%, for the 2010 tax year was 25% and for the 2009 tax year was 26%. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives such as reduced tax rates ranging from 0% to 10%. In previous years, we have received specific tax rulings in certain countries allowing for reduced tax rates, which have subsequently expired. We are currently in the process of attempting to obtain extensions for these tax rulings.

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

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the regular corporate income tax rate in Israel of 25% in 2012 (24% in 2011).

Under this and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. For more information about the tax benefits available to us as an approved enterprise, see “Item 10.E — Taxation.”

Over the course of our business operations, we have accumulated net operating loss carry-forwards for tax purposes amounting to approximately €31.3 million as of December 31, 2011.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws and regulations. Taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. For example, following an audit, the tax authorities in Germany challenged the amount of royalties we recognized on our CO2 refills and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we plan to vigorously challenge this assessment and have applied for a Mutual Agreement Procedure under Article 6 of the EU Arbitration Convention against the tax authority’s assessment, our challenge may not be successful and we may be required to pay some of the entire amount assessed. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

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

We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors setting our tax liability, in particular our transfer pricing policy and net operating loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 10% and 20% of our income before income tax. There could be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Share-based compensation

During the year ended December 31, 2011, we granted options to purchase 246,000 ordinary shares under our equity incentive plan. The total amount of share-based compensation derived from the options granted in the year ended December 31, 2011 is €3.9 million. The expense will be recognized over a four-year vesting period. The total amount with respect to the 2011 grants that was recognized in 2011 is €531,000.

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

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all the segments are similar and generally produced in the same production sites. The identified segments are:

•    Western Europe consists of our markets in western and northern Europe, which are characterized by high standards of living and high price levels. Some of these markets also consume relatively high volumes of sparkling water as compared to carbonated soft drinks.

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

The following table presents our revenues, by segment for the periods presented, as well as income (loss) before income tax from each segment:

(in thousands)	Western Europe	CEMEA	The Americas	Asia-Pacific	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2009
Revenues	74,433	13,728	10,924	5,938	105,023	—	105,023
Reportable segment income (loss) before income tax	20,195	1,104	(2,128)	1,205	20,376	(11,451)	8,925
Year ended December 31, 2010
Revenues	99,722	19,466	31,562	9,902	160,652	—	160,652
Reportable segment income (loss) before income tax	20,908	2,350	(4,173)	2,213	21,298	(9,801)	11,497
Year ended December 31, 2011
Revenues	118,071	23,800	64,668	16,195	222,734	—	222,734
Reportable segment income before income tax	34,581	5,077	315	3,773	43,746	(19,959)	23,787

The following table presents our revenues, as a percentage of total revenues:

	Year Ended December 31,
	2009	2010	2011
Western Europe	70.9%	62.1%	53.0%
CEMEA	13.0	12.1	10.7
The Americas	10.4	19.6	29.0
Asia-Pacific	5.7	6.2	7.3
Total	100.0%	100.0%	100%

One of our distributors in Western Europe accounted for 14.7% of our total revenues in 2009 and 13.1% of our total revenues in 2010.

One of our customers in the Americas accounted for 12.4% of our total revenues in 2011.

We are headquartered in Israel. Revenues from customers located in Israel amounted to €8.3 million in 2009, €8.1 million in 2010 and €7.0 million in 2011. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel. Our revenues derived from distributing Brita products declined, as a percentage of total revenues, to 1.9% in 2011 from 3.0% in 2010 and 5.2% in 2009, primarily due to the increase in our revenues from home beverage carbonation systems.

Western Europe

Revenues in Western Europe increased by €18.4 million, or 18.4%, to €118.1 million in 2011 from €99.7 million in 2010. This increase is primarily attributable to the accelerated growth in France and the U.K., as a result of our strategy, including increased retail distribution, new product introductions and marketing investments, as well as more modest, yet steady growth in Germany, Switzerland and the Nordics, driven primarily by demand for our high margin consumables. Revenues in Western Europe increased by €25.3 million, or 34.0%, to €99.7 million in 2010 from €74.4 million in 2009. This increase is primarily attributable to our marketing efforts, which resulted in increased sales in both our newer markets (primarily France, Italy and the U.K.) and our established markets (primarily Germany, the Nordics and Switzerland). Our revenue growth in Western Europe took place in both soda makers and consumables. This growth in revenues also reflects a slowdown in purchases during the first six months of 2009 by our distributor in the Nordics that experienced significant financial difficulty as a result of the global recession as well as certain inventory management issues relating to consumables. During the third quarter of 2011, the Nordics distributor again experienced financial difficulties that impacted its ability to finance purchases of products and impacted our sales during that period. On January 2, 2012, we acquired the distribution in the Nordics from the distributor.

Income before income tax in Western Europe increased by €13.7 million, or 65.4%, to €34.6 million in 2011 from €20.9 million in 2010. This was mainly due to the leveraging of fixed costs on higher revenues, increase in the contribution from markets with higher margins and change in product mix. Income before income tax in Western Europe increased by €713,000, or 3.5%, to €20.9 million in 2010 from €20.2 million in 2009. This was mainly due to the increase in revenues, which was partially offset by an increase of 53.6% in selling and marketing expenses, resulting from promotional and marketing activities that took place mainly in the U.K., following our re-launch in this market, and in Germany.

CEMEA

Revenues in CEMEA increased by €4.4 million, or 22.3%, to €23.8 million in 2011 from €19.4 million in 2010. Revenues in CEMEA increased by €5.7 million, or 41.8%, to €19.4 million in 2010 from €13.7 million in 2009. These increases were primarily attributable to continued growth in certain of our markets in Central Europe, primarily the Czech Republic. Nevertheless, high inventory held by the Czech Republic distributor resulting from high purchases during the first half of 2011 led to lower sales in the region during the second half of 2011.

Income before income tax in CEMEA increased by €2.8 million, or 116.0%, to €5.1 million in 2011 from €2.3 million in 2010. Income before income tax in CEMEA increased by €1.2 million, or 112.9%, to €2.3 million in 2010 from €1.1 million in 2009. These increases were mainly due to the revenue increase mentioned above.

The Americas

Revenues in the Americas increased by €33.2 million, or 104.9%, to €64.7 million in 2011 from €31.5 million in 2010. This increase is primarily attributable to increased distribution, broader product selection at retail and additional investments in consumer marketing. Revenues in the Americas increased by €20.6 million, or 188.9%, to €31.5 million in 2010 from €10.9 million in 2009. This increase is primarily attributable to the addition of new retail customers and, to a lesser extent, an increase in our revenues from online sales, both of which reflect the increase of our installed base in the United States, as well as our entry into the Canadian market.

Income before income tax in the Americas was €315,000 in 2011 as compared to loss before income tax of €4.2 million in 2010. This was mainly due to the increase in sales. Loss before income tax in the Americas increased by €2.1 million, or 96.1%, to €4.2 million in 2010 from €2.1 million in 2009. This increase was due to our advertising and promotional activities designed to introduce the home beverage carbonation category, our system and the SodaStream brand to consumers in the United States in parallel to our rollout into major retailers in the country.

Asia-Pacific

Revenues in Asia-Pacific increased by €6.3 million, or 63.6%, to €16.2 million in 2011 from €9.9 million in 2010. Revenues in Asia-Pacific increased by €4.0 million, or 66.8%, to €9.9 million in 2010 from €5.9 million in 2009. These increases were mainly due to the increase of our installed base in the Australian market and the addition of new markets in Asia.

Income before income tax in Asia-Pacific increased by €1.6 million, or 70.5%, to €3.8 million in 2011 from €2.2 million in 2010. Income before income tax in Asia-Pacific increased by €1.0 million, or 83.7%, to €2.2 million in 2010 from €1.2 million in 2009. These increases were as a result of the increase in revenues.

Results of operations

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues increased by €62.0 million, or 38.6%, to €222.7 million in 2011 from €160.7 million in 2010. This growth was attributable primarily to an increase of 41.0% in the volume of soda makers sold to 2.7 million in 2011, compared to 1.9 million in 2010. CO2 refills increased by 29.1% to 13.3 million units in 2011 from 10.3 million units in 2010 and flavors increased by 36.5% to 18.9 million units in 2011 from 13.8 million in 2010, primarily due to the expansion of our active installed user base. By segment, the key regions of revenue growth were the Americas with an increase of €33.2 million and Western Europe with an increase of €18.4 million. Revenues from Asia-Pacific and from CEMEA increased by €6.3 million and €4.4 million, respectively.

Gross profit increased by €34.8 million, or 40.2%, to €121.4 million in 2011 from €86.6 million in 2010. Gross profit as a percentage of revenues, or gross margin, increased by 0.6 percentage points to 54.5% in 2011 compared to 53.9% in 2010. This increase was mainly due to increase in the contribution from United States revenues and the leveraging of fixed costs on higher revenues which was partially offset by product mix, foreign exchange impact and commodity prices.

Sales and marketing expenses increased by €19.3 million, or 34.0%, to €76.4 million in 2011 from €57.1 million in 2010. As a percentage of revenues, sales and marketing expenses decreased to 34.3% in 2011 from 35.5% in 2010. These changes were attributable primarily to increased advertising and promotional expenses, mainly to support our continued retail expansion in the United States and the holiday sales in other markets including the U.K., France and the Czech Republic.

General and administrative expenses increased by €4.5 million, or 24.0%, to €23.0 million in 2011 from €18.5 million in 2010. As a percentage of revenues, general and administrative expenses decreased to 10.3% in 2011 from 11.5% in 2010. The general and administrative expenses included non-recurring management fees paid to Fortissimo Capital of €2.3 million (including a one-time termination payment of €1.75 million) in 2010. These management fees were terminated at the time of our IPO. Recurring administrative expenses increased to €23.0 million in 2011 from €16.2 million in 2010 primarily due to share-based compensation charges that increased to €4.2 million in 2011 from €1.0 million in 2010 and an increase in our information technology and headquarters departments expenses required to support our expansion, particularly in the United States, as well as the additional expenses for supporting our public company status.

Other income decreased by €76,000 to €122,000 in 2011 from €198,000 in 2010, due primarily to capital gain from sale of property, plant and equipment in 2010 not recurring in 2011.

Total financial income, net increased by €1.4 million to €1.7 million in 2011 from €299,000 in 2010, primarily due to interest expense (income), net, which was income of €1.2 million in 2011 as compared to net expense of €1.5 million in 2010, mainly due to interest on our interest bearing deposits and lower debt balances, and to the impact of foreign exchange rates on assets and liabilities denominated in currencies other than the Euro.

Income tax expense increased by €831,000 to €2.6 million in 2011 from €1.8 million in 2010. Our effective tax rate for 2011 was 10.9%, compared to 15.4% for 2010. The decrease in our effective tax rate was primarily the result of geographical income distribution, transfer prices structure and utilization of taxable losses.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues increased by €55.7 million, or 53.0%, to €160.7 million in 2010 from €105.0 million in 2009. This growth was attributable primarily to an increase of 81.9% in the volume of soda makers sold to 1.9 million in 2010, compared to 1.1 million in 2009. CO2 refills increased by 21.1% to 10.3 million units in 2010 from 8.5 million units in 2009 and flavors increased by 68.0% to 13.8 million units in 2010 from 8.2 million in 2009, both reflecting the expansion of our active installed user base. By segment, the key regions of revenue growth were Western Europe with an increase of €25.3 million and the Americas with an increase of €20.6 million. Revenues from CEMEA and from Asia-Pacific increased by €5.7 million and €4.0 million, respectively.

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

General and administrative expenses increased by €5.4 million, or 41.1%, to €18.5 million in 2010 from €13.1 million in 2009. As a percentage of revenues, general and administrative expenses decreased to 11.5% in 2010 from 12.5% in 2009. The general and administrative expenses included non-recurring management fees paid to Fortissimo Capital of €2.3 million (including a one-time termination payment of €1.75 million) in 2010 and €461,000 in 2009. These management fees were terminated at the time of our IPO. Recurring administrative expenses increased to €16.2 million in 2010 from €12.7 million in 2009 primarily due to share-based compensation charges that increased to €1.0 million in 2010 from €163,000 in 2009 and an increase in our information technology and financial department expenses required to support our expansion, particularly in the United States, as well as the additional expenses for supporting our new public company status.

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

Seasonality

Historically, we have recognized a somewhat larger share of our revenues in the second quarter of the year, driven by increased sales volume in preparation for the warm summer months. The fourth quarter is also generally stronger than the first and third quarters as a result of increased sales associated with holiday shopping, and in any given year the fourth quarter may be the quarter with the highest revenues. In 2010 and 2011, this seasonality was not reflected in our quarterly sales as sales in the third quarter were higher than in the second quarter, which was as a result of continued growth of our installed base in our new and fast growing markets.

Our revenues may also be impacted by the effect of the weather. Specifically, in periods when the weather is warmer than usual our revenues would likely increase, and in periods when the weather is colder than usual our revenues would likely decline.

In the short term, due to our expansion in certain markets, our revenues may increase in each quarter of a given year, or we may find the fourth quarter to be our highest revenue-generating quarter in a given year, thereby changing the seasonality fluctuations described above.

Our operating expenses and, therefore, our overall margins are also seasonally impacted. Specifically, we typically increase our advertising and promotional expenditures in the second and the fourth quarters. Consequently, our overall operating income may be lower in these quarters.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statement of operations data for each of the eight quarters ended December 31, 2011. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes, appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
Consolidated statements of operations data:
Revenues	€30,159	€38,517	€41,974	€50,002	€45,099	€53,267	€58,317	€66,051
Cost of revenues	13,894	18,992	18,341	22,832	20,978	25,044	27,096	28,173
Gross profit	16,265	19,525	23,633	27,170	24,121	28,223	31,221	37,878
Operating expenses:
Sales and marketing	9,793	14,150	14,176	18,938	13,211	17,319	17,830	28,083
General and administrative	3,880	3,924	6,084	4,648	5,791	5,619	5,862	5,721
Other income, net	(23)	(38)	(31)	(106)	(32)	(30)	(31)	(29)
Total operating expenses	13,650	18,036	20,229	23,480	18,970	22,908	23,661	33,775
Operating income	2,615	1,489	3,404	3,690	5,151	5,315	7,560	4,103
Financial expenses (income), net	290	(960)	904	(533)	140	(704)	(860)	(234)
Income before income tax	2,325	2,449	2,500	4,223	5,011	6,019	8,420	4,337
Income tax	284	318	427	740	780	955	629	236
Net income for the period	€2,041	€2,131	€2,073	€3,483	€4,231	€5,064	7,791	4,101

	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100%	100%	100%	100%
Gross profit	53.9	50.7	56.3	54.3	53.5	53.0	53.5	57.3
Operating expenses:
Sales and marketing	32.5	36.7	33.8	37.9	29.3	32.5	30.6	42.5
General and administrative	12.9	10.2	14.5	9.3	12.8	10.5	10.1	8.7
Other income, net	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.0)
Total operating expenses	45.3	46.8	48.2	47.0	42.1	43.0	40.6	51.1
Net income for the period	6.8%	5.5%	4.9%	7.0%	9.4%	9.5%	13.4%	6.2%
As a percentage of full year results:
Revenues	18.8%	24.0%	26.1%	31.1%	20.2%	23.9%	26.2%	29.7%
Gross profit	18.8	22.5	27.3	31.4	19.9	23.2	25.7	31.2
Operating expenses:
Sales and marketing	17.2	24.8	24.8	33.2	17.3	22.7	23.3	36.7
General and administrative	20.9	21.2	32.8	25.1	25.2	24.4	25.5	24.9
Other income, net	(11.6)	(19.2)	(15.6)	(53.6)	(26.2)	(24.6)	(25.4)	(23.8)
Total operating expenses	18.1	23.9	26.8	31.2	19.1	23.1	23.8	34.0
Net income for the period	21.0%	21.9%	21.3%	35.8%	20.0%	23.9%	36.8%	19.3%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011, included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Trade receivables — bad debt and allowance for impairment

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 15.3% of total assets as of December 31, 2011 as compared to 12.8% in 2010. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represent approximately 25% of our total property, plant and equipment.

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

Change in Reporting Currency

Beginning with the period commencing January 1, 2012, the Company will change its reporting currency to the U.S. dollar (USD). To date, the Company has presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). The change in reporting currency is to better reflect the importance of the U.S. market to the Company’s current and future business plans.

In accordance with IFRS, the financial statements for comparative periods will be translated (restated) into the new reporting currency using the exchange rate as of January 1, 2012.

Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2011, and have not been applied in preparing our consolidated financial statements as of that date.

(1)	IFRS 9 (2010), Financial Instruments (hereinafter — “the Standard”) — This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter — IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Standard is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard.

The Company is examining the effect of adopting the Standard on its financial statements.

(2)	A new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. Presented hereunder are the new standards that may be relevant to our financial statements:

•    IFRS 10 Consolidated Financial Statements (hereinafter — “IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation —  Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and returns.

Presented hereunder are certain key changes from the current consolidation guidance:

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

When assessing control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The structure, reasons for existence and conditions of potential voting rights should be considered.

IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.

IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), which is over specified assets and liabilities or groups of assets and liabilities of the investee.

IFRS 10 provides a definition of protective rights, while there is no such definition in existing IFRS.

The exposure to risks and rewards of an investee does not on its own determine that the investor has control over an investee; rather it is one of the factors of control analysis.

IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time — IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).

•    IFRS 12 Disclosure of Involvement with Other Entities (hereinafter — “IFRS 12”). IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time — IFRS 11 Joint Arrangements, IFRS 10 Consolidated Financial Statements, IAS 27 (2011) and IAS 28 (2011).

Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

In the opinion of the Company, these new standards will not have a material effect on the financial statements.
(3)	IFRS 13 Fair Value Measurement (hereinafter — “IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.

IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Company is assessing the effects of adopting IFRS 13 on its financial statements.
(4)	Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter — “the Amendment”). The Amendment changes the presentation of items of other comprehensive income (hereinafter — “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the Amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The Amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.
(5)	Amendment to IAS 19, Employee Benefits (hereinafter — “the Amendment”). The Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

The Amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the “corridor method” and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

The Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

The Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

The Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The definition of termination benefits has been clarified in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, so that termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The Amendment is applicable retrospectively (excluding certain exceptions stated in the Amendment) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

The Company is assessing the effects of adopting the Amendment on its financial statements.

(6)	Amendment to IFRS 7 Financial Instruments: Disclosures, Transfers of Financial Assets (hereinafter — “the Amendment”) — The Amendment introduces new disclosure requirements regarding transfers of financial assets, including disclosures for:

Financial assets that were not derecognized in their entirety, including disclosures of the risks and rewards associated with these assets, the relationship between the transferred assets and the associated liabilities, the restrictions on our use of the assets and so forth; and

Financial assets that were derecognized in their entirety but the entity has a continuing involvement in them, including the carrying amount and fair value that represents our involvement in these assets, our maximum exposure to losses from these assets, an analysis of the undiscounted cash flows as well as the gain or loss from the transfer of the asset and the income or expense arising from our continuing involvement in the asset.

The Amendment is effective for annual periods beginning on or after July 1, 2011. The disclosures required in the Amendment are not required for periods presented in comparative information that began before the Amendment came into effect. Early application is permitted with disclosure.

(7)	Amendment to IFRS 7 Financial Instruments: Disclosures and to IAS 32 Financial Instruments: Presentation — Offsetting of Financial Assets and Financial Liabilities (hereinafter — “the Amendment to IFRS 7” and “the Amendment to IAS 32”, respectively). The Amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The Amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position; or are subject to master netting agreements or similar agreements.

The Amendment to IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The Amendments are to be applied retrospectively. Early application of the Amendment to IAS 32 is permitted subject to the concurrent application of Amendment to IFRS 7.

B. Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital increased by €33.1 million to €60.3 million as of December 31, 2011 from €27.2 million as of December 31, 2010. The increase in working capital was funded primarily from cash and cash equivalents on hand. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our revolving credit and long-term debt facilities. Following the IPO and the follow-on offering, our working capital and capital investment needs are funded (and are expected to be funded for the foreseeable future) mainly by our cash and cash equivalents. Our capital investments have included: the expansion of our production capacity and capabilities; improvements and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems.

Since 2007, our inventory strategy has included increasing inventory levels to meet anticipated consumer demand for our products. This includes maintaining an inventory of soda makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the successive three months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons. In 2010 and 2011, we continued to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process. Based on these initiatives and new systems, and processes that we intend to implement, inventory may continue to increase, but at a rate lower than the rate of growth of revenues.

As of December 31, 2011, available borrowings under credit facilities totaled €11.1 million, of which none was being utilized. These facilities are currently provided by banks in Israel.

We believe that, based on the cash we raised in our IPO and in the follow-on offering and on our current business plan, our cash and cash equivalents on hand and cash from operations will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require new borrowings or additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, future weakening of economic conditions could adversely affect our business and liquidity. In addition, continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2009	2010	2011
Net cash provided by (used in) operating activities	€11,541	€(8,199)	€(6,310)
Net cash used in investing activities	(5,885)	(5,475)	(45,138)
Net cash provided by (used in) financing activities	(5,882)	62,111	(25,340)

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

Cash used in operating activities decreased by €1.9 million to €6.3 million in 2011 from €8.2 in 2010. This was primarily due to an increase in net income by €11.5 million to €21.2 million in 2011 from €9.7 million in 2010 and an increase in adjustment to net income for non-cash item by €5.2 million to €6.9 million in 2011 from €1.7 million in 2010, which were partially offset by an increase in net cash outflows to working capital by €14.8 million to €34.4 million in 2011 from €19.6 million in 2010. Adjustments to net income for non-cash items increased in 2011 as compared to 2010 primarily due an increase in non-cash share-based compensation expense, an increase in depreciation and amortization and an increase in income tax expense, which were partially offset by decrease in interest expense (income), net. The increase in cash outflows related to working capital was primarily driven by an increase in inventories of €19.7 million in 2011, compared to €18.3 million in 2010, an increase in trade and other receivables of €17.5 million in 2011, compared to €19.0 million in 2010 and a decrease in provisions and other current liabilities of €625,000, compared to €4.6 million increase in 2010, partially offset by an increase in trade payables of €3.3 million in 2011 compared to €12.4 million in 2010.

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

Cash used in investing activities

Cash used in investing activities increased by €39.6 million to €45.1 million in 2011 from €5.5 million in 2010, primarily as a result of investing in bank deposits and an increase in acquisition of property, plant and equipment.

Cash used in investing activities decreased by €410,000 to €5.5 million in 2010 from €5.9 million in 2009, primarily as a result of decrease in payments for derivative financial instruments and decrease in acquisition of intangible assets, which were partially offset by an increase in acquisition of property, plant and equipment.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology hardware. In order to support our overall business expansion, we will continue to invest in production machinery and equipment, additional gas filling lines, corporate facilities and information technology infrastructure in 2012 and thereafter.

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

We currently intend to construct an additional facility in the southern part of Israel for which we will need to secure additional real estate and hire additional employees. We intend to target commencement of construction in 2012 and completion of the first phase within approximately 24 – 36 months from the commencement of construction. The total anticipated capital expenditure required for such facility is approximately €30.0 million. In April 2012, we obtained a grant from the Israeli Ministry of Trade and Industry for the construction of the additional facility in the amount of approximately €5.05 million, which is subject to a number of conditions. However, the timing of construction of such facility is not yet finalized.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash provided by (used in) financing activities

Cash provided by financing activities decreased by €36.8 million to €25.3 million in 2011 from €62.1 million in 2010. This change was mainly due to net proceeds from our follow-on offering of €33.1 million in 2011 as compared to net proceeds from our IPO of €69.9 million in 2010, and increase in repayments of loans and borrowings of €8.6 million in 2011 as compared to net repayment of €7.9 million in 2010.

Our cash provided by financing activities was €62.1 million in 2010 as compared to cash used of €5.9 million in 2009. This change was mainly due to net proceeds from share issuance in connection with our IPO of €69.9 million, which was partially offset by an increase in repayments of long-term loans and borrowings of €8.3 million in 2010 as compared to €2.6 million in 2009.

Credit facilities

Long-term debt

As of December 31, 2010 and 2011, we had no long-term debt.

Short-term debt

As of December 31, 2011, we had credit facilities with borrowing capacity of €11.1 million, consisting of secured lines of credit. As of December 31, 2011, the credit facilities were not utilized. In addition, we had short-term secured bank loans of €3.1 million.

Of our credit facilities, €7.0 million are denominated in Euros, €2.6 million are denominated in U.S. Dollars and €1.5 million are denominated in NIS.

Interest rates

As of December 31, 2011, our Euro secured bank loans bore annual interest of between Euribor plus 1.25% and Euribor plus 3.75%.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F. Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2011 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Debt obligations	€3,088	€—	€—	€—	€3,088
Operating lease obligations	3,706	5,355	3,796	1,508	14,365
Purchase obligations	9,190	—	—	—	9,190
Total	€15,984	€5,355	€3,796	€1,508	€26,643

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of April 17, 2012:

Name	Age	Position
Executive officers
Daniel Birnbaum	49	Chief Executive Officer and Director
Daniel Erdreich	49	Chief Financial Officer
Yonah Lloyd	46	Executive Director of Corporate Development and Communication
Tali Haim	38	Head of Global Business Development
Yossi Azarzar	49	Director of Global Operations
Eyal Shohat	38	General Counsel and Corporate Secretary
Leon Paul	46	Sales Director – Global Distributors
Mika Mazor	34	VP of Human Resources
Ilan Nacasch	38	Head of Global Marketing
Yaron Kopel	41	Head of Global Innovation
Directors
Yuval Cohen	49	Chairman
Eytan Glazer(1)(2)(3)	49	Director
Lauri A. Hanover(1)(2)(3)	52	Director
Marc Lesnick	45	Director
David Morris(1)(2)(3)	42	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Audit Committee.

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

Mika Mazor has served as our Vice President of Human Resources since February 2012. From 2002 to 2012, Mika worked at Amdocs (NYSE: DOX) in various HR roles. Most recently Mika was VP of Human Resources for Israel and Corporate Units, having previously served as Managing Senior Talent Unit and HR Director of the European Division. From 2000 to 2002 Mika worked in HR for Manpower Israel. Mika holds an M.B.A. in Organizational Behavior and a B.A. in Management specializing in HR, both from Ben Gurion University, Israel. Mika is also a multi-certified organizational coach and mentor, including 360 Degree and MBTI, and is an expert in change management.

Ilan Nacasch has served as our Head of Global Marketing since March 2012. From 1997 to 2012, Mr. Nacasch worked in different marketing positions at Procter & Gamble. From 2009 to 2012, Mr. Nacasch served as Global Associate Marketing Director for Pampers. Before that, Mr. Nacasch worked as Associate Marketing Director on Beauty Care and Feminine Protection in Balkans, and on leading P&G Marketing capability for CEEMEA. Prior to 1997, Mr. Nacasch worked at Danone Group in France.

Yaron Kopel has served as our Director of Global Innovation since September 2011. From 2009 to 2011, Mr. Kopel was the Vice-President of Marketing and Innovation for Excellence Israel, the second largest investment house in Israel with approximately $20 billion under management. Prior to that, Mr. Kopel was the founder of ZER4U, Israel’s leading flower chain, and founder of TeCasan, an upscale, women’s shoe brand in NYC. Mr. Kopel holds a B.A. in Business and Economics from Tel Aviv Academy.

Leon Paull has served as our Sales Director - Global Distributors, and has managed our global network of distribution partners since 2008. Prior to that, Mr. Paull fulfilled various key positions in the company after joining in 2004. From 2005 to 2006, Mr. Paull was Head of Market Research and Information, and from 2007 to 2008, served as Global Brand Manager for the Company’s machine and cylinder product range. Mr. Paull holds a Bachelor’s Degree in History and Political Science from the Hebrew University.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Emblaze Ltd. (LSE: BLZ). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Ms. Hanover is the Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

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

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. He additionally manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

B. Compensation

Compensation of officers and directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including share-based compensation, for the year ended December 31, 2011, was approximately €5.5 million. This amount does not include any amounts set aside or accrued to provide pension, severance, retirement, holiday or similar benefits or expenses, nor does it include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

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

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan and, in October 2010, we adopted the 2010 Employee Share Option Plan, or collectively the ESOP. The ESOP allows us to grant options to purchase ordinary shares to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us. As of December 31, 2011, 2,195,838 ordinary shares are reserved for issuance under our ESOP, subject to adjustment to reflect certain events specified in the ESOP. On February 23, 2012, the Board of Directors authorized an increase of 900,000 ordinary shares, so that there are currently 3,095,838 ordinary shares reserved for issuance under our ESOP, subject to adjustment to reflect certain events specified in the ESOP. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares that were granted under our ESOP. As of December 31, 2011, there were options outstanding to purchase 1,576,486 ordinary shares under the ESOP, at a weighted average exercise price of €11.53 ($14.92 by the convenience translation at the rate of €1.00 = $1.2973, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York as reported in the H.10 statistical release of the Federal Reserve Board, on December 30, 2011) per share. Of these outstanding options, as of December 31, 2011, options to purchase 733,638 were vested and exercisable. Through December 31, 2011, 481,162 ordinary shares have been issued upon exercise of options granted under the ESOP. In addition, we have granted

41,614 options to a former shareholder of a subsidiary as part of the consideration for the shares of the subsidiary, see Note 7A to our consolidated financial statements as of and for the year ended December 31, 2011.

The normal vesting schedule for options granted under the ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for twelve quarters. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant if not exercised earlier. Options granted as of February 23, 2012 will expire six years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of one hundred eighty days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of December 31, 2011:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum, Chief Executive Officer and Director	229,934	€1.60579	Dec. 25, 2017
	92,471	€1.60579	Feb. 25, 2018
	6,496	€1.60579	July 15, 2018
	123,180	€1.60579	Sept. 14, 2018
	210,000	$20.00	Nov. 2, 2020
	55,000	$35.35	Nov. 7, 2021
				717,081

C. Board Practices

Board of directors and officers

Our current board of directors consists of six directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2012 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2014. Class II directors, consisting of Mr. Lesnick, will hold office until our annual meeting of shareholders to be held in 2012. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

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

Pursuant to a recent amendment to the Companies Law, a person may not serve as an external director if, (a) the person is a relative of our controlling shareholder, or (b) at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner, the person’s employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) us; (2) our controlling shareholder at the time of such person’s appointment; or (3) any entity that is either controlled by us or under common control with us at the time of such appointment or during the prior two years. In a company that has no controlling shareholder or entity or any entity holding 25% or more of the voting rights in the company, a person may also not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer.

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

Under Israeli law, the initial term of an external director of an Israeli company traded on The Nasdaq Global Select Market is three years and he or she may be reelected to two additional terms of three years provided that either (a) the board of directors has recommended such reelection and such reelection is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, or (b) the reelection has been recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least two percent (2%) of the company’s voting rights. Reelection to each additional term beyond the first extension must comply with the following conditions: (1) the audit committee and, subsequently, the board of directors must confirm that the reelection for an additional term is beneficial to the company, taking into account the external director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the company’s shareholders were informed at the general meeting, prior to the approval of the reelection of the external director, of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of the external director’s term.

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

Companies law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors, and one of our external directors must serve as chairperson of the committee. The audit committee may not include:

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

A majority of the total number of then-serving members of the audit committee shall constitute a quorum for the transaction of business at the audit committee meetings, provided, that the majority of the members present at such meeting are unaffiliated directors and at least one of such members is an external director. In addition, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

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

•   to determine whether to classify certain arrangements or transactions as requiring special approval under the Companies Law;

•   determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices;

•   determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material);

•   where the board of directors approves the working plan of the internal audit, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•   examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration our special needs and size);

•   examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the general meeting of shareholders); and

•   establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Compensation committee

Our compensation committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the compensation committee is Mr. Morris.

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

Ms. Hanover and Messrs. Glazer and Morris are independent under the listing standards of The Nasdaq Global Select Market.

Nominating and governance committee

Our nominating and governance committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the nominating and governance committee is Mr. Glazer.

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

Ms. Hanover and Messrs. Glazer and Morris are independent under the listing standards of The Nasdaq Global Select Market.

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

Dror Haimovitch has been appointed as our internal auditor. Mr. Haimovitch is a certified internal auditor and a partner of the Israeli accounting firm of Barzily& Co.

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

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit Committee — Approval of Transactions with Related Parties” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

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

D. Employees

As of December 31, 2011, we had 1,480 employees of whom 1,040 were based in Israel, 159 were in Germany, 110 were in the United States and 171 were in other countries. Of the total number of employees, approximately 381 were temporary employees (most of whom work at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,
Department	2009	2010	2011
Operations and product development	492	710	978
Sales and marketing	205	262	337
General and administration	64	85	148
Management	15	16	20
Total	776	1,073	1,480

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 27, 2012 by:

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 20,142,293 ordinary shares outstanding as of April 17, 2012.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

As of April 17, 2012, we had 2 shareholders of record, both located in the United States, of our outstanding ordinary shares, representing 100% of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City 70100, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
FMR LLC and Affiliates(1)	2,587,419	12.85%
Real Property Investment Limited(2)	2,137,333	10.70%
Tremblant Capital Group(3)	1,948,871	9.68%
Alydar Capital LLC and Affiliates(4)	1,822,325	9.05%
Executive officers and directors
Yuval Cohen(5)	20,000	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
Marc Lesnick	0	*
David Morris(6)	*	*
Daniel Birnbaum(7)	507,331	2.52%
Daniel Erdreich	29,422	*
Yonah Lloyd	*	*
Tali Haim	7,070	*
Yossi Azarzar	11,907	*
Mika Mazor	*	*
Ilan Nacasch	*	*
Yaron Kopel	*	*
All executive officers and directors as a group (13 persons)(8)	635,478	3.15%

*	less than 1%
(1)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2012 by FMR LLC (“FMR”). Includes 2,587,419 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 61,200 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(2)	Consists of 2,137,333 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(3)	Based on a Schedule 13G filed with the Securities and Exchange Commission on January 6, 2012 by Tremblant Capital Group (“Tremblant”). Tremblant has sole voting and dispositive power with respect to 1,948,871 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.

(4)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012 by Alydar Capital, LLC (“Alydar Capital”), Alydar Partners, LLC (“Alydar Partners”), John A. Murphy, Alydar Fund, L.P. (“Alydar Fund”), Alydar QP Fund, L.P. (“Alydar QP”), Alysheba Fund, L.P. (“Alysheba Fund”), Alysheba QP Fund, L.P. (“Alysheba QP”), Alysun Fund, L.P. (“Alysun Fund”), Alysun QP Fund, L.P. (“Alysun QP”), Alydar Fund Limited (“Alydar Limited”), Alysheba Fund Limited (“Alysheba Limited”) and Alysun Fund Limited (“Alysun Limited”). Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysheba Limited and Alysun Limited have sole voting and dispositive power with respect to 13,463 shares, 159,396 shares, 4,474 shares, 118,290 shares, 3,522 shares, 27,504 shares, 327,141 shares, 398,915 shares and 8,454 shares, respectively. Alydar Capital has shared voting and dispositive power with respect to 203,885 shares and Alydar Partners and Mr. Murphy have shared voting and dispositive power with respect to 1,078,960 shares. Alydar Capital is the general partner of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund and Alysun QP. Alydar Partners is the investment manager of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysun Limited and Alysheba Limited. Mr. Murphy, an individual, is managing member of Alydar Capital and Alydar Partners and disclaims any beneficial ownership over these shares. The principal address of Alydar Capital and its Affiliates is 222 Berkeley Street, 17th Floor, Boston, Massachusetts 02116.
(5)	Consists of options to purchase 20,000 shares held by Fortissimo Capital Management Ltd., an affiliate of Fortissimo Capital Fund GP, L.P. that is controlled by Mr. Cohen. These options were granted as compensation for Messrs. Cohen and Lesnick serving on our board of directors. Mr. Cohen disclaims any beneficial ownership, except to the extent of his pecuniary interest therein.
(6)	The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.
(7)	Consists of options to purchase 507,331 shares which are currently exercisable or exercisable within 60 days of April 27, 2012.
(8)	Includes options to purchase 635,478 shares which are currently exercisable or exercisable within 60 days of April 27, 2012.

Prior to our initial public offering (our “IPO”), our major shareholders were Fortissimo Capital Fund GP, L.P., which beneficially held approximately 56.7% of our then-existing share capital, Real Property Investment Limited, which beneficially held approximately 44.8% of our then-existing share capital, Kendray Properties Ltd., which beneficially held approximately 26.9% of our then-existing share capital, Clemente Corsini, who beneficially held approximately 14.2% of our then-existing share capital and Keswick Properties Ltd., which beneficially held approximately 7.7% of our then-existing share capital. As part of our IPO, consummated on November 8, 2010, each of the aforementioned major shareholders, except for Clemente Corsini, sold a portion of its shares to the public. As part of a follow-on public offering consummated on April 19, 2011, all of the aforementioned major shareholders, including Clemente Corsini, sold a portion of their shares to the public. Based on Schedules 13G/A filed with the Securities and Exchange Commission on February 9, 2012, Fortissimo Capital Fund GP, L.P., Kendray Properties Ltd. and Clemente Corsini have ceased to be beneficial owners of any of our shares. For additional information regarding changes in the percentage of our shares held by our major shareholders during the past three years, please refer to “Item 7.B — Related Party Transactions. Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B — Memorandum and Articles of Association.”

B. Related Party Transactions

Since January 1, 2009, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

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

Registration rights

Pursuant to the terms of our amended and restated shareholders agreement, each of Fortissimo Capital, Kendray, Keswick, RPI and Mr. Corsini were granted certain registration rights described below with respect to the ordinary shares issuable upon conversion of our preferred shares. Based in part on Schedule 13G/A reports filed with the Securities and Exchange Commission on February 9, 2012, Fortissimo Capital, Kendray, Keswick and Mr. Corsini have ceased to be beneficial owners of our shares and no longer hold registration rights with respect to our shares.

Demand registration rights.  Previously, we were subject to certain demand registration rights held by any former holder of at least 30% of our Series A1 Preferred Shares (an “Initiating Holder”). Pursuant to those registration rights, we could have been required to initiate not more than two registrations, subject to certain blackout periods and other conditions, of the 3,302,915 ordinary shares that were issued upon conversion of certain of our preferred shares upon the demand of an Initiating Holder, and to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. Based in part on reports filed on Schedule 13G/A, all of the Initiating Holders have ceased to be shareholders of ours and no longer hold demand registration rights with respect to our shares.

Registration on Form F-3.  Our shareholders who are former holders of Series A1 or A2 Preferred Shares may request that we register certain ordinary shares that were issued upon conversion of such shares on Form F-3, subject to certain blackout periods. We are required to give notice of any such request to the other former holders of Series A1 or A2 Preferred Shares, and offer those other former holders an opportunity to include their ordinary shares issued upon conversion of such shares in such registration statement. Based in part on reports filed on Schedule 13G/A, 3,769,786 of the ordinary shares issued upon conversion of our Series A1 and A2 Preferred Shares have been sold, leaving a total of 1,180,491 of such shares subject to registration pursuant to the F-3 registration rights described in this paragraph.

Piggyback registration rights.  Former holders of Series A1 or A2 Preferred Shares have the right to request that we include their ordinary shares issued upon conversion of the preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises us that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, shares held by the former holders of Series A1 Preferred Shares, second, shares held by any other former holders of Series A2 Preferred Shares, and third, shares held by any other shareholder. Based in part on reports filed on Schedule 13G/A, 3,769,786 of the ordinary shares issued upon conversion of our Series A1 and A2 Preferred Shares have been sold, leaving a total of 1,180,491 of such shares subject to registration pursuant to the piggyback registration rights described in this paragraph.

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

Shareholder loans

As of December 31, 2011, we had no outstanding shareholder loans. Certain of our previously-outstanding convertible shareholder loans were converted to ordinary shares immediately prior to the closing of our IPO in November 2010, and the remaining shareholder loans were settled in November 2010.

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

Certain arrangements with Daniel Birnbaum

On December 29, 2011, the shareholders of the Company approved a payment of a bonus to Mr. Daniel Birnbaum, CEO and a director of the Company, in the amount of NIS 525,000, and options to purchase 55,000 ordinary shares of the Company at an exercise price equal to the closing price on the Nasdaq Global Select Market of the Company’s ordinary shares on November 7, 2011, all related to the successful completion of the Company’s follow-on offering.

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

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by altering our exchangeable CO2 cylinders by removing our trademarks from and affixing their trademarks to those cylinders. Vikingsoda is defending this action and, in March 2010, the Stockholm Court of Appeal held, without providing its reasoning, that a preliminary injunction issued by the District Court of Stockholm in February 2010, which enjoined Vikingsoda from refilling our exchangeable CO2 cylinders, could not be enforced pending further notice. Shortly thereafter, we decided to withdraw our request for a preliminary injunction and the Stockholm Court of Appeal has issued a decision confirming that the preliminary injunction case in the Stockholm Court of Appeal has been terminated. In March 2012, the main hearing was held at the District Court of Stockholm and judgment is expected within the next few months. Should our case be unsuccessful, we will have to compensate Vikingsoda for its litigation costs. It is also possible that Vikingsoda will claim compensation for damages suffered during the period between the granting of the preliminary injunction of the District Court of Stockholm and the Stockholm Court of Appeal’s decision that the preliminary injunction could not be enforced.

On November 16, 2009, Vikingsoda AB filed a complaint with the Swedish Competition Authority, or the SCA, alleging that two of our subsidiaries, together with our then Swedish distributor, Empire AB are guilty of abuse of dominant position.

In December 2009, the SCA asked of ours subsidiary and Empire AB (which was not a subsidiary of ours at such time) to respond to such allegations. We filed our response on January 2010. In June 2011, the SCA presented us with a draft decision in which it alleged that in the relevant product market of refill and distribution of CO2 gas cylinders to retailers, we had a dominant position and it is further alleged that we were abusing our dominant position in this market by preventing third parties from refilling its exchangeable CO2 cylinders. The SCA proposed several measures to rectify this situation. We commented on the draft decision in September and October 2011. On March 5, 2012, the SCA provided us with notice it has decided to terminate, with no further action, its investigation with respect to potential abuse of our dominant position in the Swedish market.

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

Dividend Policy

Historically, we have generally not distributed our net income as dividends to our shareholders but rather re-invested such income in our business. We currently intend to retain all future earnings to finance operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

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

B. Significant Changes

No significant changes have occurred since December 31, 2011, except as otherwise disclosed in this annual report.

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

	Low	High
Year Ending December 31, 2010
Fourth Quarter (beginning November 3, 2010)	$23.15	$43.88
Year Ending December 31, 2011
Annual	$27.00	$79.72
First Quarter	$27.00	$46.88
Second Quarter	$40.50	$63.20
Third Quarter	$31.00	$79.72
Fourth Quarter	$27.60	$39.50
Last Six Months
October 2011	$27.85	$38.53
November 2011	$27.60	$39.50
December 2011	$29.41	$36.96
January 2012	$33.33	$41.88
February 2012	$37.88	$48.13
March 2012	$31.90	$41.88
April 2012 (Until April 26, 2012)	$31.97	$36.66

On April 26, 2012, the last reported sale price of our ordinary shares on The Nasdaq Global Select Market was $35.33 per share.

As of April 17, 2012, we had two holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2012. The corporate tax rate for the tax years 2011 and 2010 was 24% and 25%, respectively. However, the effective tax rate payable by a company that derives income from an approved enterprise or a beneficiary enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

One of our subsidiaries in Israel is entitled to tax benefits relating to investment programs that are governed by Approved Enterprise certificates. The benefit period is generally limited to either a seven (7) or a ten (10) year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from the commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares, is subject to the regular corporate tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

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

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the statutory income tax rate in Israel of 25% in 2012 (24% in 2011).

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

One of our Israeli subsidiaries, located in Development Area A, meets the conditions provided in the Amendment to the Law and elected to be included in the scope of the Amendment to the Law. We do not expect the Amendment to the Law to have a material effect on the taxes payables by such Israeli subsidiary.

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

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

We were not classified as a PFIC for the taxable year ended on December 31, 2011. Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and the nature of our business, we also expect that we will not be classified as a PFIC for the taxable year ending December 31, 2012. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2012 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C to our consolidated financial statements as of and for the year ended December 31, 2011.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our functional and reporting currency until December 31, 2011; see Item 5.A — Change in Reporting Currency) and certain other currencies in which we conduct business (primarily the U.S. Dollar and New Israeli Shekel). As of December 31, 2011, our revenues are primarily denominated in Euros. Most of our cost of revenues and operating expenses are denominated in the Euro, NIS and U.S. Dollar.

Based on our results in 2011, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our revenues by €717,000. Based on our results in 2011, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our cost of revenues and expenses by €1.2 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2009	2010	2011
Unrealized foreign currency exchange rate gains	€51	€16	€1,187
Realized foreign currency exchange rate gains	890	2,083	1,088
Derivative gains (losses)	(449)	144	(302)

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement, File No. 333-170007, for our initial public offering of ordinary shares, par value NIS 0.645, was November 2, 2010. We sold 5,447,368 of our ordinary shares in our initial public offering. The aggregate offering price of the shares sold was approximately $109 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $11.1 million. The net proceeds that we received from the offering were approximately $97.9 million.

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

Follow-On Offering

The effective dates of the registration statements, File Nos. 333-173283 and 333-173479, for our follow-on public offering of ordinary shares, par value NIS 0.645, were April 13, 2011 and April 14, 2011, respectively. We sold 1,200,000 of our ordinary shares in our follow-on public offering. The aggregate offering price of the shares sold was $52.2 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $4.2 million. The net proceeds that we received from the offering were approximately $48.0 million.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•    Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•    Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•    Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on our assessment, management believes that as of December 31, 2011 our internal control over financial reporting is effective based on this criteria.

The effectiveness of management’s internal control over financial reporting as of December 31, 2011 has been audited by the Company’s independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, and their report as of April 30, 2012 herein expresses an unqualified opinion on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-3 of this Form 20-F and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for, 2010 and 2011. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2010	2011
	(Euros)
Audit Fees	617,050	774,349
Audit-Related Fees	498,076	192,963
Tax Fees	10,345	—
Total	1,125,471	967,312

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2010 and in 2011, “Audit-Related Fees” include fees billed for assurance and related services regarding our initial public offering and our follow-on offering, respectively. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

We formerly relied on the transition rules of The Nasdaq Global Select Market, which allowed us to have directors who are not independent directors on our compensation committee and on our nominating and governance committee for a period of 12 months following the completion of our IPO. Prior to the end of such period, the members of such committees were changed so that all of the directors on each such committee are independent.

Under the Companies Law, we are not required to have, and we do not have, a majority of independent directors. We currently rely on the “foreign private issuer” exemption with respect to independent directors. We are required to appoint at least two external directors, and the appointment of these external directors must be ratified by our shareholders no later than three months after the closing of our initial public offering. Our external directors were ratified at a special general meeting of shareholders held on February 7, 2011. See “Item 6.C — Board Practices — External Directors.” Pursuant to a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. See “Item 6.C — Board Practices — Audit Committee.” Our articles of association do not require a specified number of independent or unaffiliated directors.

Under the Companies Law, we are not required to receive shareholder approval for amendments to the option plans.

PART III

Item 17. FINANCIAL STATEMENTS

See pages F-1 through F-69 of this annual report.

Item 18. FINANCIAL STATEMENTS

Not applicable.

Item 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to SodaStream’s Registration Statement on Form F-1, as amended (Registration No. 333-170007) (“Registration No. 333-170007”))
4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration No. 333-170007)
4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration No. 333-170007)
4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration No. 333-170007)
4.3(a)	Management Services Agreement, dated as of March 26, 2007, by and among (i) Soda-Club Enterprises N.V., on behalf of the several companies constituting the Soda-Club Group and (ii) Fortissimo Capital Fund GP, LP, on behalf of the several parallel partnerships for which it serves as General Partner, as well as Fortissimo Capital Management Ltd. (incorporated by reference to Exhibit 10.3(a) to Registration No. 333-170007)
4.3(b)	Amendment to the Management Services Agreement, dated as of October 21, 2010, by and among SodaStream International Ltd. and Fortissimo Capital Fund GP, L.P. (incorporated by reference Exhibit 10.3(b) to Registration No. 333-170007)
4.4	Amended and Restated Shareholders Agreement, dated as of October 21, 2010, by and among SodaStream International Ltd. and certain of the holders of the Company’s shares. (incorporated by reference to Exhibit 10.4 to Registration No. 333-170007)
8.1	List of subsidiaries of the Registrant*
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*
13.3	Consent of ToLuna Germany GmbH*
13.4	Consent of Ipsos Tambor, s.r.o.*
13.5	Consent of Ipsos ASI*
13.6	Consent of Panels Limited Ltd.*
13.7	Consent of Marketmind GmbH*
13.8	Consent of ICD Research Ltd.*
13.9	Consent of Freshly Ground Insights (Pty) Ltd*
15.1	Consent of Somekh Chaikin, a member firm of KPMG International*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: April 30, 2012	By: /s/ Daniel Birnbaum Name: Daniel Birnbaum Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. and subsidiaries (hereinafter — “the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SodaStream International Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Euros have been translated into dollars on the basis set forth in Note 2D on the notes to the consolidated financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
April 30, 2012

SodaStream International Ltd.
Consolidated Balance Sheets

		As of December 31
(in thousands)	Note	2010	2011	Convenience translation into U.S. Dollar (Note 2D) 2011
Assets
Cash and cash equivalents	12A	€52,900	€26,801	$34,769
Bank deposits	12B	—	30,436	39,485
Inventories	10	38,523	59,065	76,625
Trade receivables		(*)32,017	45,057	58,452
Other receivables	11	(*)6,792	15,466	20,064
Derivative financial instruments	24	836	248	322
Assets classified as available-for-sale	24	629	645	837
Total current assets		131,697	177,718	230,554
Property, plant and equipment	8	21,548	35,793	46,434
Intangible assets	9	13,405	19,547	25,358
Deferred tax assets	22	1,248	900	1,168
Other receivables		167	173	224
Total non-current assets		36,368	56,413	73,184
Total assets		168,065	234,131	303,738
Liabilities
Loans and borrowings	14	6,753	3,088	4,006
Derivative financial instruments	24	406	—	—
Trade payables		30,425	36,524	47,383
Income tax payable		6,376	7,069	9,171
Provisions	16	515	306	397
Other current liabilities	17	13,911	16,242	21,071
Total current liabilities		58,386	63,229	82,028
Employee benefits	15	768	1,154	1,497
Provisions	16	379	396	514
Deferred tax liabilities	22	410	553	717
Total non-current liabilities		1,557	2,103	2,728
Total liabilities		59,943	65,332	84,756
Shareholders’ equity
Share capital	13	2,286	2,496	3,238
Share premium		91,870	129,963	168,601
Translation reserve	13	(53)	1,134	1,471
Retained earnings		14,019	35,206	45,672
Total shareholders’ equity		108,122	168,799	218,982
Total liabilities and shareholders’ equity		€168,065	€234,131	$303,738
(*)	presented in comparative periods under one line item “trade and other receivables”

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated Statements of Operations

		For the year ended December 31
(in thousands except per share data)	Note	2009	2010	2011	Convenience translation into U.S. Dollar (Note 2D) 2011
Revenues		€105,023	€160,652	€222,734	$288,953
Cost of revenues		46,593	74,059	101,291	131,405
Gross profit		58,430	86,593	121,443	157,548
Operating expenses
Sales and marketing	20	34,692	57,057	76,443	99,170
General and administrative	19	13,134	18,536	22,993	29,829
Other income, net	18	(95)	(198)	(122)	(158)
Total operating expenses		47,731	75,395	99,314	128,841
Operating income		10,699	11,198	22,129	28,707
Interest expense (income), net	21	2,022	1,467	(1,176)	(1,526)
Other financial income, net	21	(248)	(1,766)	(482)	(625)
Total financial expenses (income), net		1,774	(299)	(1,658)	(2,151)
Income before income tax		8,925	11,497	23,787	30,858
Income tax	22	1,793	1,769	2,600	3,373
Net income for the period		€7,132	€9,728	€21,187	$27,485
Net income per share
Basic	26	€1.14	€1.21	€1.08	$1.40
Diluted	26	€0.57	€0.69	€1.03	$1.34

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated Statements of Comprehensive Income

		For the year ended December 31
(in thousands)	2009	2010	2011	Convenience translation into U.S. Dollar (Note 2D) 2011
Other comprehensive income
Net income for the period	€7,132	€9,728	€21,187	$27,485
Foreign currency translation differences for foreign operations	51	16	1,187	1,540
Total comprehensive income for the period	€7,183	€9,744	€22,374	$29,025

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated Statement of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
(in thousands)	Share capital	Share premium	Translation reserve	Retained earnings (accumulated deficit)	Total
Balance as of January 1, 2009	610	11,501	(120)	(2,681)	9,310
Net income for the period	—	—	—	7,132	7,132
Other comprehensive income for the period	—	—	51	—	51
Total comprehensive income for the period	—	—	51	7,132	7,183
Share-based payment	—	163	—	—	163
Share issuance	112	(112)	—	—	—
Balance as of December 31, 2009	722	11,552	(69)	4,451	16,656
Net income for the period	—	—	—	9,728	9,728
Other comprehensive income for the period	—	—	16	—	16
Total comprehensive income for the period	—	—	16	9,728	9,744
Share-based payment	—	1,004	—	—	1,004
Conversion of shareholders’ loans	855	10,116	—	—	10,971
Share issuance	699	69,079	—	—	69,778
Exercise of employee share options	9	120	—	—	129
Exercise of other share options	1	(1)	—	—	—
Capital reserve in respect of transactions between the Group and a shareholder	—	—	—	(160)	(160)
Balance as of December 31, 2010	€2,286	€91,870	€(53)	€14,019	€108,122
Net income for the period	—	—	—	21,187	21,187
Other comprehensive income for the period	—	—	1,187	—	1,187
Total comprehensive income for the period	—	—	1,187	21,187	22,374
Share-based payment	—	4,154	—	—	4,154
Share issuance	156	32,935	—	—	33,091
RSU issuance (Note 7)	—	197	—	—	197
Exercise of employee share options	54	807	—	—	861
Balance as of December 31, 2011	€2,496	€129,963	€1,134	€35,206	€168,799
Convenience translation into U.S. Dollar (Note 2D) as of December 31, 2011	$3,238	$168,601	$1,471	$45,672	$218,982

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31
(in thousands)	2009	2010	2011	Convenience translation into U.S. Dollar (Note 2D) 2011
Cash flows from operating activities
Net income for the period	€7,132	€9,728	€21.187	$27,485
Adjustments:
Amortization of intangible assets	115	117	722	937
Change in fair value of derivative financial instruments	449	(144)	302	392
Depreciation of property, plant and equipment	1,526	2,421	3,864	5,013
Loss (gain) on sales of property, plant and equipment	38	(72)	—	—
Share-based payment	163	1,004	4,154	5,389
Interest expense (income), net	2,022	1,467	(1,176)	(1,526)
Income tax expense	1,793	1,769	2,600	3,373
	13,238	16,290	31,653	41,063
Increase in inventories	(3,631)	(18,313)	(19,696)	(25,552)
Increase in trade and other receivables	(1,657)	(18,979)	(17,502)	(22,705)
Increase in trade payables	3,477	12,404	3,308	4,291
Increase in employee benefits	179	687	101	131
Increase (decrease) in provisions and other current liabilities	1,395	4,594	(625)	(811)
	13,001	(3,317)	(2,761)	(3,583)
Interest paid	(1,048)	(1,118)	(325)	(422)
Income tax paid	(412)	(3,764)	(3,224)	(4,182)
Net cash from (used in) operating activities	11,541	(8,199)	(6,310)	(8,187)
Cash flows from investing activities
Interest received	47	146	972	1,261
Investment in bank deposits	—	—	(70,000)	(90,811)
Proceeds from bank deposits	—	—	40,000	51,892
Proceeds from sale of property, plant and equipment	103	108	—	—
Payments for derivative financial instruments, net	(507)	(164)	(120)	(156)
Acquisitions of subsidiary, net of cash acquired	—	—	(790)	(1,025)
Acquisition of property, plant and equipment	(4,526)	(4,709)	(14,407)	(18,690)
Acquisition of intangible assets	(1,002)	(856)	(793)	(1,029)
Net cash used in investing activities	(5,885)	(5,475)	(45,138)	(58,558)
Cash flows from financing activities
Proceeds from issuance of convertible shareholders’ loan	10	—	—	—
Share issuance	—	69,864	33,091	42,929
Proceeds from exercise of employee options	—	129	861	1,117
Receipts of long-term loans and borrowings	4,784	3,994	—	—
Repayments of long-term loans and borrowings	(2,561)	(8,347)	—	—
Repayment of shareholders’ loans	(347)	(1,603)	—	—
Change in short-term debt	(7,768)	(1,926)	(8,612)	(11,172)
Net cash from (used in) financing activities	(5,882)	62,111	25,340	32,874
Net increase (decrease) in cash and cash equivalents	(226)	48,437	(26,108)	(33,871)
Cash and cash equivalents at the beginning of the period	4,349	4,185	52,900	68,627
Effect of exchange rates fluctuations on cash and cash equivalents	62	278	9	13
Cash and cash equivalents at the end of the period	€4,185	€52,900	€26,801	$34,769

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 1 — General

A. Reporting entity

SodaStream International Ltd. (hereinafter — the Company) is a company incorporated in Israel. The address of the Company's registered office is Gilboa Street, Airport City 70100, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in the developing, manufacturing and marketing of beverage carbonation systems and related products.

The Group’s operational activities are managed by its wholly owned subsidiary, SodaStream International B.V., registered in the Netherlands. Most of the Group’s products are manufactured in China, Germany, Israel, the Netherlands and the United States of America. Marketing support and services are carried out by third-party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the Nasdaq Global Select Market in connection with the Company's initial public offering (hereinafter — the IPO) on November 3, 2010.

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

5. Related party — “Related party” within its meaning in IAS 24 (2009) Related Party Disclosures.

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

The consolidated financial statements were authorized by the Board of Directors on April 24, 2012.

B. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value and available-for-sale financial assets measured at fair value (see Note 3C), and except for inventories, defined benefit liabilities, provisions and deferred tax assets and liabilities (see Note 3G, 3I(1)(b), 3J and 3O, respectively).

C. Presentation & Functional currency

These consolidated financial statements are presented in Euro (“€”), which is the Company's functional currency. All financial information presented in thousands has been rounded to the nearest thousand, unless stated otherwise.

The Company will change the presentation currency to the U.S. dollar as of January 1, 2012.

D. Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the readers the reported Euro figures as of December 31, 2011 and for year ended on December 31, 2011 have been presented in dollars, translated at a rate of exchange as of December 30, 2011 of €1.00 = $1.2973, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York. The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

•    Note 8, Property, plant and equipment.

•    Note 9, Intangible assets.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 2 — Basis of preparation - (continued)

•    Note 10, Inventories.

•    Note 15, Employee benefits, regarding the measurement of the defined benefit obligation.

•    Note 16, Provisions.

•    Note 22, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.

•    Note 24, Financial instruments.

•    Note 25, Contingencies.

F. Changes in accounting policies

1. Related party disclosures

As from January 1, 2011, the Group applies IAS 24 (2009) Related Party Disclosures (hereinafter — “the Standard”). The Standard includes changes in the definition of a related party and changes with respect to disclosures required by government related entities. The Standard was applied retrospectively.

For the purpose of applying the Standard for the first time, the Group mapped its relationships with related parties.

IAS 24 (2009) had no effect on the disclosures.

2. Financial instruments — Amendments to disclosures

As from January 1, 2011, the Group applies the amendment to IFRS 7 Financial Instruments: Disclosures —  Amendments to disclosures (hereinafter — “the Amendment”) — The Amendment requires the addition of an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the Company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed.

The required disclosures are reflected in these financial statements. For further information see Note 24 on financial instruments.

G. Change in classification in Notes to the financial statements

Comparative amounts in Note 11, Other Receivables and in Note 17, Other current liabilities were reclassified to conform to current period presentation.

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

Foreign exchange gains and losses arising from a monetary item receivable from or payable to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to be as part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented in the translation reserve in equity.

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

Financial assets and liabilities are offset and the net amount presented in the balance sheet when the Group has a legal right to offset the amount and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

2. Non-derivative financial liabilities

The Group initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: loans and borrowings (including bank overdrafts), written put option on shares, trade payables and other payables.

Financial Liabilities except for written put option on shares are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Written put option on shares that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price.

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

4. Compound financial instruments

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

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the estimated cost of dismantling and removing the item and restoring the site on which it is located, when such an obligation exists. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

2. Subsequent costs

The cost of replacing components of an item of property, plant and equipment and other subsequent costs are recognized in the carrying amount of property, plant and equipment if it is probable that the future economic benefits embodied within them will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item of property, plant and equipment is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of operations as incurred.

3. Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset less its residual value.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

Items of property, plant and equipment are depreciated from the date they are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is complete and ready for use.

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

E. Intangible assets

1. Goodwill

Goodwill that arises on the acquisition of subsidiaries is presented within intangible assets. The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of non-controlling interests in the acquiree, as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and the liabilities assumed. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Company. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration in the statement of operations.

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

The estimated useful lives for the current and comparative periods are as follows:

- Software licenses	3 – 5 years
- Customer relations	8 years
- Technology	8 years
- Trademarks	15 years or indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

The Group examines at least once a year the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

F. Leased assets

Leases, under the terms of which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Future payments for exercising an option to extend the lease from the Israel Lands Administration are not recognized as part of an asset and corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future dates of renewing the lease agreement. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the balance sheet.

When a lease includes both a land component and a buildings component, each component is considered separately for the purpose of classifying the lease, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

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

Objective evidence that financial assets are impaired can include, among others, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers, changes in the economic environment that correlate with insolvency of issuers or the disappearance of an active market for a security.

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

2. Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The Group estimates, once a year and on the same date for each asset, or more frequently — if there are indications of impairment, the recoverable amount of goodwill and intangible assets that have indefinite useful lives.

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

An impairment loss is recognized if the carrying amount of an asset or of a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of operations. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

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

a. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in the statement of operations in the periods during which related services are rendered by employees.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

b. Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as the case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on independent actuarial reports using the projected unit credit method.

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

2. Other long-term benefits

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as the case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of operations as they occur.

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

On the balance sheets the employee benefits are classified as short-term benefits or as other long-term benefits according to the time the liability is due to be settled.

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

When the Company reduces the exercise price of options granted during the vesting period, the incremental fair value granted, which is the difference between the fair value of the re-priced options and the original options, both estimated as at the date of modification, is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified options vest, in addition to the amount based on the grant date fair value of the original options, which is recognized over the remainder of the original vesting period.

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

For customer loyalty programs (often called “points”), the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The Group supplies all of the awards, being discounted products, itself. The fair value of the awards credits is estimated based on the fair value of the products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the right to purchase the discounted products is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and revenue is recognized only when the award credits are redeemed and the Group has fulfilled its obligations to supply the discounted products. The amount of revenue recognized in those circumstances is based on the number of award credits that have been redeemed, relative to the total number of award credits that is expected to be redeemed. Deferred revenue is also released to revenue when it is no longer considered probable that the award credits will be redeemed.

L. Government grants

The Group has entered into an approved investment program initiated by the State of Israel. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in the statement of operations on a systematic basis over the useful life of the asset.

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

N. Financial income and expenses

Financial income consists mainly of interest income on funds invested and fair value gains of financial assets and liabilities recorded at fair value through profit and loss. Interest income is recognized as it accrues in the statement of operations, using the effective interest method.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

S. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2011 and have not been applied in preparing these consolidated financial statements:

(1) IFRS 9 (2010), Financial Instruments (hereinafter — “the Standard”) — This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter — IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Standard is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard.

The Group is examining the effect of adopting the Standard on its financial statements.

(2) A new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities

The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates.

Presented hereunder are the new standards that may be relevant to the Group financial statements:

•   IFRS 10 Consolidated Financial Statements (hereinafter — “IFRS 10”).  IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation — Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and returns.

Presented hereunder are certain key changes from the current consolidation guidance:

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

When assessing control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The structure, reasons for existence and conditions of potential voting rights should be considered.

IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.

IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), which is over specified assets and liabilities or groups of assets and liabilities of the investee.

IFRS 10 provides a definition of protective rights, while there is no such definition in existing IFRS.

The exposure to risks and rewards of an investee does not on its own determine that the investor has control over an investee; rather it is one of the factors of control analysis.

IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time — IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).

•    IFRS 12 Disclosure of Involvement with Other Entities (hereinafter — “IFRS 12”).  IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time — IFRS 11 Joint Arrangements, IFRS 10 Consolidated Financial Statements, IAS 27 (2011) and IAS 28 (2011).

Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

In the opinion of the Group, the new standards will not have a material effect on the financial statements.

(3) IFRS 13 Fair Value Measurement (hereinafter — “IFRS 13”).  IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.

IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Group is assessing the effects of adopting IFRS 13 on its financial statements.

(4) Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter — “the Amendment”).  The Amendment changes the presentation of items of other comprehensive income (hereinafter — “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the Amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The Amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

(5) Amendment to IAS 19, Employee Benefits (hereinafter — “the Amendment”).  The Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

The Amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the “corridor method” and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

The Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 3 — Significant accounting policies - (continued)

The Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

The Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The definition of termination benefits has been clarified in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, so that termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The Amendment is applicable retrospectively (excluding certain exceptions stated in the Amendment) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

The Group is assessing the effects of adopting the Amendment on its financial statements.

(6) Amendment to IFRS 7 Financial Instruments: Disclosures, Transfers of Financial Assets (hereinafter —  “the Amendment”) — The Amendment introduces new disclosure requirements regarding transfers of financial assets, including disclosures for:

Financial assets that were not derecognized in their entirety, including disclosures of the risks and rewards associated with these assets, the relationship between the transferred assets and the associated liabilities, the restrictions on the Group’s use of the assets and so forth; and

Financial assets that were derecognized in their entirety but the entity has a continuing involvement in them, including the carrying amount and fair value that represents the Group’s involvement in these assets, the Group’s maximum exposure to losses from these assets, an analysis of the undiscounted cash flows as well as the gain or loss from the transfer of the asset and the income or expense arising from the Group’s continuing involvement in the asset.

The Amendment is effective for annual periods beginning on or after July 1, 2011. The disclosures required in the Amendment are not required for periods presented in comparative information that began before the Amendment came into effect. Early application is permitted with disclosure.

(7) Amendment to IFRS 7 Financial Instruments: Disclosures and to IAS 32 Financial Instruments: Presentation — Offsetting of Financial Assets and Financial Liabilities (hereinafter — “the Amendment to IFRS 7” and “the Amendment to IAS 32”, respectively).  The Amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The Amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position; or are subject to master netting agreements or similar agreements.

The Amendment to IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The Amendments are to be applied retrospectively. Early application of the Amendment to IAS 32 is permitted subject to the concurrent application of Amendment to IFRS 7.

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

B. Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using interest curves appropriate for measuring derivatives that are based on short-term Libor interest rates and long-term interest rate swaps

The fair value of interest rate swaps is based on bank/broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument and include adjustment to take account of the credit risk of the Group entity and the counterparty when appropriate.

For further information regarding the fair value hierarchy, see Note 24.

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 4 — Determination of fair values - (continued)

E. Loyalty points

The fair value of loyalty points, granted through a customer loyalty program, is estimated based on the fair value of the discounted products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the loyalty points takes into account the amount of the discount not available to customers that have not earned the loyalty points and reflects the expected redemption rate and the timing of such expected redemptions (see also Note 3K).

F. Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expense, and a reasonable profit margin based on the effort required to complete and sell the inventories.

G. Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property, plant and equipment is the estimated amount for which a fixed asset could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties each acted knowledgeably.

H. Intangible assets

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

I. Contingent consideration in business combinations

The fair value of contingent consideration is calculated at the time of the business combination using the income approach based on the expected payment amounts and their associated probabilities (i.e. probability-weighted). When the contingent consideration is long-term in nature, the liability is discounted to present value using the market interest rate at the reporting date. In subsequent periods, the fair value of contingent consideration classified as a financial liability is measured in the same manner at each reporting date.

J. Available-for-sale financial assets

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

The Group’s strategy is to minimize its exposure to currency risk by using derivative instruments, mainly plain vanilla options, and, on a minor basis, combined put purchases and call sales, referred to as “cylinders”. The Group's tendency is not to enter into derivative transactions that can increase its exposure and not to protect immaterial activity amounts. The Group does not enter into derivative transactions for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country, in which customers operate, has less of an influence on credit risk.

The Group’s exposure to credit risk relates to trade receivables is further disclosed in Note 24.

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

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of sixty days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of €11 million with certain Israeli banks. To the extent such line of credit is utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 110 and 255 basis points.

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

Note 6 — Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s chief operating decision maker (hereinafter — the CODM). These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and consolidated in the Group's headquarters for the purpose of presentation to the CODM.

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

A. Information about reportable segments

(in thousands)	Year ended December 31, 2011
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€118,071	€23,800	€64,668	€16,195	€222,734	€—	€222,734
Reportable segment income before income tax	€34,581	€5,077	€315	€3,773	€43,746	€(19,959)	€23,787
Financial expenses (income), net	€2,166	€41	€898	€(6)	€3,099	€(4,757)	€(1,658)
Depreciation and amortization	€1,192	€133	€852	€104	€2,281	€2,305	€4,586

External revenues from customers located in Israel amounted to €7.0 million in the year ended December 31, 2011.

(in thousands)	Year ended December 31, 2010
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€99,722	€19,466	€31,562	€9,902	€160,652	€—	€160,652
Reportable segment income (loss) before income tax	€20,908	€2,350	€(4,173)	€2,213	€21,298	€(9,801)	€11,497
Financial expenses (income), net	€(2,320)	€104	€(664)	€(2)	€(2,882)	€2,583	€(299)
Depreciation and amortization	€757	€140	€295	€78	€1,270	€1,268	€2,538

External revenues from customers located in Israel amounted to €8.1 million in the year ended December 31, 2010.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 6 — Operating segments - (continued)

(in thousands)	Year ended December 31, 2009
	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€74,433	€13,728	€10,924	€5,938	€105,023	€—	€105,023
Reportable segment income (loss) before income tax	€20,195	€1,104	€(2,128)	€1,205	€20,376	€(11,451)	€8,925
Financial expenses (income), net	€8	€73	€259	€(1)	€339	€1,435	€1,774
Depreciation and amortization	€404	€87	€(16)	€28	€503	€1,138	€1,641

External revenues from customers located in Israel amounted to €8.3 million in the year ended December 31, 2009.

B. Reconciliations of reportable segment income before income tax and financial expenses

Income before income tax

(in thousands)	Year ended December 31
	2009	2010	2011
Reportable segments income before income tax	€20,376	€21,298	€43,746
Expenses not allocated to the operating segments	(11,451)	(9,801)	(19,959)
Consolidated income before income tax	€8,925	€11,497	€23,787

Financial expenses (income), net

(in thousands)	Year ended December 31
	2009	2010	2011
Reportable segments financial expenses (income)	€339	€(2,882)	€3,099
Financial expenses (income) not allocated to the operating segments	1,435	2,583	€(4,757)
Consolidated financial expenses (income), net	€1,774	€(299)	€(1,658)

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

(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
December 31, 2011	€8,315	€21,677	€4,042	€1,759	€35,793	€19,547	€55,340
December 31, 2010	€8,539	€10,175	€1,836	€998	€21,548	€13,405	€34,953
December 31, 2009	€9,331	€8,061	€784	€584	€18,760	€12,538	€31,298

Reconciliation of geographical segments of non-current assets:

(in thousands)	Year ended December 31
	2009	2010	2011
Geographical segments non-current assets	€18,760	€21,548	€35,793
Intangible assets	12,538	13,405	19,547
Other non-current assets	1,627	1,415	1,073
Consolidated non-current assets	€32,925	€36,368	€56,413

Major customers

During 2011, the revenues from one of the Group’s customers, which is a retail chain, located in The Americas represented 12.4% of the total revenue of the Group (2010: a distributor, located in Western Europe, 13.1%; 2009: a distributor, located in Western Europe, 14.7%).

Information about products

(in thousands)	Year ended December 31
	2009	2010	2011
Soda makers and exchangeable CO2 cylinders	€35,100	€67,199	€96,812
Consumables	63,320	87,375	120,990
Other(1)	6,603	6,078	4,932
Total	€105,023	€160,652	€222,734

(1) Other consists primarily of sales of Brita-branded products in Israel.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Acquisition of subsidiary

A. Acquisition during the current reporting period

On October 5, 2011, the Group purchased 100% of the shares and voting interests of CEM Industries S.r.l (hereinafter — CEM), which is a leading international designer and manufacturer of products for the beverage industry, with proprietary technologies that are utilized across a broad product portfolio for personal and commercial-grade use, including single-serve dispensing. The purchase of CEM is expected to help the Group to provide new products and features for its core business of home carbonation, and to accelerate its future penetration into new channels such as offices, restaurants, and hospitality as it expands its out-of-home strategy

The contribution of CEM to the Group revenue and results since the acquisition date is immaterial. If the acquisition had occurred on January 1, 2011, management estimates that the effect on the consolidated Group's revenue and results would have been immaterial.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

In thousands
Cash	€800
Deferred payments	1,467
Equity instruments (41,614 RSUs) and option over equity instruments(1)	897
Contingent consideration(2)	438
Total	€3,602

(1) 41,614 Restricted Shares Units (RSU). The former shareholders of CEM have an option (immediately exercisable) to waive the unvested portion of the RSUs and receive a sum in cash of up to €700,000, minus the value of the vested RSUs in their vesting dates.

As of the acquisition date, the Company recognized €700,000 as financial liability (included in other current liabilities) and €197,000 increase in equity.

(2) The Group has agreed to pay the selling shareholders of CEM additional consideration based on CEM's business results achieved from the acquisition date until the end of the fiscal year 2015. In no event shall the aggregate additional consideration exceed €2 million.

Identifiable assets acquired and liabilities assumed

	Note	in thousands
Cash and cash equivalents		€10
Trade receivables		2,270
Other short term receivables		445
Inventories		1,926
Property, plant and equipment	8	535
Intangible assets	9	2,993
Other long term assets		15
Trade payables		(1,412)
Short term loans and borrowings		(5,104)
Other current liabilities		(296)
Long term severance liability	15	(279)
Deferred tax liabilities	22	(226)
Fair value of identifiable assets, net		€877

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Acquisition of subsidiary - (continued)

The trade receivables comprise gross contractual amounts due of €2,843, of which €573 was expected to be uncollectible at the acquisition date.

The net cash flows used by the Group as a result of the acquisition:

In thousands
Cash paid	€(800)
Cash and cash equivalents of the subsidiary	10
€(790)

Goodwill

Goodwill was recognized as a result of the acquisition as follows.

	Note	in thousands
Total consideration transferred		€3,602
Fair value of identifiable net assets		(877)
Goodwill recognized	9	€2,725

The goodwill is attributable mainly to the value of the going concern element of CEM's existing business, which represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately.

Acquisition-related costs

The group incurred acquisition related costs of €101,000 related to external legal fees and due diligence costs. These costs were recognized in general and administrative expenses in the Group's consolidated statement of operations.

B. Acquisition after the end of the reporting period

On January 2, 2012, the Group purchased its Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB (hereinafter — Empire).

The purchase of the Nordic and Baltic distributing activity is expected to help the Group to capture higher margins on sales of its soda makers and portfolio of consumable products and expand its presence throughout this region.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

in thousands
Cash	€7,551
Deferred payments	810
Set-off of trade receivables	7,887
Contingent consideration(1)	1,001
Total	€17,249

(1) The Group has agreed to pay Empire an additional consideration of 2% royalty on all net sales the Group's home carbonation systems in Sweden, Denmark, Norway, Finland and the Baltic states until the end of 2014. In no event shall the aggregate additional consideration exceed SEK 10 million (€1.1 million)

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 7 — Acquisition of subsidiary - (continued)

Identifiable assets acquired and liabilities assumed

in thousands
Inventories	€6,333
Property, plant and equipment	2,582
Intangible assets	559
Other current liabilities	(292)
Deferred tax liabilities	(108)
Fair value of identifiable assets, net	€9,074

The net cash flows used by the Group as a result of the acquisition:

in thousands
Cash paid	€(7,551)

Goodwill

Goodwill was recognized as a result of the acquisition as follows.

	Note	in thousands
Total consideration transferred		€17,249
Fair value of identifiable net assets		(9,074)
Goodwill recognized		€8,175

The goodwill is attributable mainly to the value of the going concern element of the Nordic and Baltic distributing activity, which represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately.

Acquisition-related costs

The group incurred acquisition related costs of €50,000 related to external legal fees and due diligence costs. These costs were recognized in general and administrative expenses in the Group's consolidated statement of operations during the reporting period ending on December 31, 2011.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 8 — Property, plant and equipment

	Land and Buildings(1)	Leasehold improvements	Machinery and equipment		Office furniture and equipment	Cylinders	Vehicles	Total
(in thousands)			Cost	Grants
Cost
Balance at January 1, 2010	476	6,466	27,402	(2,385)	7,624	10,400	1,080	51,063
Additions	—	178	4,342	—	849	—	399	5,768
Disposals	—	—	—	—	(345)	—	(52)	(397)
Transfer to Inventories	—	—	—	—	—	(738)	—	(738)
Effect of movement in exchange rates	—	34	16	—	86	—	54	190
Balance at December 31, 2010	476	6,678	31,760	(2,385)	8,214	9,662	1,481	55,886
Acquisition through business combination	—	79	378	—	69	—	9	535
Other additions	1,410	1,578	11,144	(67)	1,774	—	104	15,943
Disposals	—	(41)	(281)	—	(571)	—	(124)	(1,017)
Transfer from Inventories	—	—	—	—	—	1,644	—	1,644
Effect of movement in exchange rates	—	(8)	(79)	—	26	17	(15)	(59)
Balance at December 31, 2011	1,886	8,286	42,922	(2,452)	9,512	11,323	1,455	72,932
Accumulated depreciation
Balance at January 1, 2010	11	4,858	20,882	(2,292)	6,604	1,392	848	32,303
Depreciation for the year	11	172	1,087	(18)	606	440	123	2,421
Disposals	—	—	—	—	(345)	—	(16)	(361)
Transfer to Inventories	—	—	—	—	—	(99)	—	(99)
Effect of movement in exchange rates	—	21	3	—	11	—	39	74
Balance at December 31, 2010	22	5,051	21,972	(2,310)	6,876	1,733	994	34,338
Depreciation for the year	23	247	1,929	(20)	1,131	421	133	3,864
Disposals	—	(41)	(281)	—	(571)	—	(124)	(1,017)
Transfer from Inventories	—	—	—	—	—	105	—	105
Reclassification	—	(376)	234	142	—	—	—	—
Effect of movement in exchange rates	—	(2)	(8)	—	(50)	(58)	(33)	(151)
Balance at December 31, 2011	45	4,879	23,846	(2,188)	7,386	2,201	970	37,139
Carrying amounts
As of January 1, 2010	465	1,608	6,520	(93)	1,020	9,008	232	18,760
As of December 31, 2010	454	1,627	9,788	€(75)	1,338	7,929	487	€21,548
As of December 31, 2011	€1,841	€3,407	€19,076	€(264)	€2,126	€9,122	€485	€35,793

(1) Including investment property with carrying amount of €532,000, €454,000 and €465,000 as of December 31, 2011, 2010 and January 1, 2010, respectively.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 8 — Property, plant and equipment - (continued)

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments which utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

A. Property, plant and equipment under finance lease

The Group leases certain property, plant and equipment under a number of finance lease agreements. Certain of these leases provide the Group with the option to purchase the vehicles at a beneficial price. As of December 31, 2011, the net carrying amount of the leased land and buildings, leased machinery and equipment and leased vehicles is €1.3 million (2010: no leased land and buildings), €149,000 (2010: €175,000) and €27,000 (2010: €189,000), respectively.

B. Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2011, the original cost of such assets is €31 million (2010: €27 million).

Note 9 — Intangible assets

(in thousands)	Trademarks, patents and other intellectual property(1)	Software	Total
Cost
Balance at January 1, 2010	25,746	3,844	29,590
Additions	49	807	856
Effect of movement in exchange rates	161	(292)	(131)
Balance at December 31, 2010	25,956	4,359	30,315
Acquisition through business combination	5,702	16	5,718
Other additions	83	1,069	1,152
Disposal	—	(148)	(148)
Effect of movement in exchange rates	(23)	54	31
Balance as of December 31, 2011	31,718	5,350	37,068
Accumulated amortization
Balance at January 1, 2010	13,447	3,605	17,052
Amortization for the year	10	107	117
Effect of movement in exchange rates	11	(270)	(259)
Balance at December 31, 2010	13,468	3,442	16,910
Amortization for the year	356	366	722
Disposal	—	(148)	(148)
Reclassification	(49)	49	—
Effect of movement in exchange rates	(9)	46	37
Balance at December 31, 2011	13,766	3,755	17,521
Carrying amounts
As of January 1, 2010	12,299	239	12,538
As of December 31, 2010	12,488	917	€13,405
As of December 31, 2011	€17,952	€1,595	€19,547

(1) Other intellectual property includes mainly goodwill, customer relations and technology.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 9 — Intangible assets - (continued)

Amortization of intangible assets is charged to the departments which utilize the relevant assets, i.e., cost of revenues, sales and marketing expenses or general and administrative expenses.

Intangible assets with indefinite useful life

The Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite-lived have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. As of December 31, 2011, the carrying amount of such assets is €11 million (2010: €11 million).

Note 10 — Inventories

	As of December 31
(in thousands)	2010	2011
Raw materials and work in process	€14,269	€28,567
Finished goods	19,291	18,285
Refill cylinder stock	4,963	12,213
Total	€38,523	€59,065

During the year 2011, the write-down of inventories to net realizable value amounted to €779,000 (2010: €897,000). The write-down is included in cost of revenues.

Note 11 — Other receivables

	As of December 31
(in thousands)	2010	2011
VAT refundable	€2,078	€4,150
Income tax prepayments	906	2,528
Custom prepayments	1,446	3,165
Prepayment for investments	—	1,600
Prepaid expenses and other	2,362	4,023
Total	€6,792	€15,466

The Group’s exposure to currency risk and impairment losses related to trade receivables is disclosed in Note 24.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 12 — Cash and cash equivalents and Bank Deposits

A. Cash and cash equivalents

	As of December 31
(in thousands)	2010	2011
Bank balances	€7,526	€6,002
Bank deposits included in cash and cash equivalents(1)	45,374	20,799
Total	€52,900	€26,801

(1) Bank deposits

				As of December 31
(in thousands)	Currency		nominal interest rate	2010	2011
Bank deposit	€		1.50%	€39,000	€11,703
Bank deposit		NIS	2.60%	5,699	1,357
Bank deposit		NIS	Prime – 1.75%	675	—
Bank deposit	$		1.84%	—	7,739
Total				€45,374	€20,799

B. Bank Deposits

			As of December 31
(in thousands)	Currency	nominal interest rate	2010	2011
Bank deposit	€	3.00%	€—	€30,436
Total			€—	€30,436

The Group’s exposure to currency risk and impairment losses related to cash and cash equivalents is disclosed in Note 24.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 13 — Capital and reserves

A. Share capital

	Ordinary Shares(1)				Series A1 Preferred Shares		Series A2 Preferred Shares
(In thousands of shares)	2010		2011		2010	2011	2010	2011
On issue at January 1	1,748		18,447		19,769	—	9,329	—
Conversion of shareholders’ loans(2)	6,668		—		—	—	—	—
Conversion of shares(3)	4,511		—		(19,769)	—	(9,329)	—
Share issuance(4,5)	5,447		1,200		—	—	—	—
Exercise of employee options(6)	65		416		—	—	—	—
Exercise of other share options(7)	8		—		—	—	—	—
On issue at December 31	18,447		20,063		—	—	—	—
Authorized — Par value(8)	54,000,000	(9)	54,000,000	(9)	—	—	—	—
Issued and fully paid on December 31 (in thousands)	€2,286		€2,496		€—	€—	€—	€—

(1) On September 27, 2010, the Board of Directors approved, and as of October 6, 2010, the Company's shareholders ratified, a 1-for-6.45 reverse stock split of the Company’s ordinary shares. Fractional shares have been rounded to the nearest whole share number. The Company's consolidated financial statements have been prepared to retroactively reflect the reverse stock split.

(2) Conversion of interest-bearing shareholders loans to ordinary shares immediately prior to the closing of the IPO (November 8, 2010).

(3) Immediately prior to the closing of the IPO (see (4) below), every 6.45 Series A1 and A2 preferred shares, of which the conversion ratio to ordinary shares was adjusted to retroactively reflect the reverse stock split (See (1) above), were automatically converted into 1 ordinary share.

(4) On November 8, 2010, the Company issued 5,447,368 ordinary shares (IPO) at a price of $20.00 per share. The gross proceeds from the issuance of shares were €78.3 million ($109.0 million). Incremental costs directly attributable to the issuance of shares (including underwriting discounts and commissions) amounted to €8.5 million and were recognized as a deduction from equity.

(5) On April 14, 2011, the Company issued 1,200,000 ordinary shares (follow-on offering) at a price of $43.50 per share. The gross proceeds from the issuance were €36.0 million ($52.2 million). Incremental costs directly attributable to the issuance of shares (including underwriting discounts and commissions) amounted to €2.9 million and were recognized as a deduction from equity.

(6) See Note 27.

(7) In April 1998, a subsidiary of the Company issued a warrant to HSBC Bank plc (hereinafter — HSBC) to purchase 78,343 of its shares at an exercise price of $1 per share. In June 2010, the Company issued a warrant to purchase the same number of ordinary shares of the Company to HSBC at the same price per share in exchange for the warrant it previously held in the subsidiary. The warrant was adjusted to retroactively reflect the reverse stock split (See (1) above), to purchase 12,146 ordinary shares at an exercise price of $6.45 per share. The warrant was exercised on a cashless basis to ordinary shares immediately following the closing of the IPO (November 8, 2010).

(8) On October 14, 2010, the Board of Directors approved, and on October 19, 2010, the Company's shareholders ratified, an amended and restated Articles of Association of the Company, which, inter alia, increased the registered share capital of the Company from NIS 18,000,000 divided into 80,000,000 preferred shares, par value NIS 0.1 each and 15,503,875 ordinary shares, par value NIS 0.645 each, to NIS 34,830,000 divided into 54,000,000 ordinary shares, par value NIS 0.645 each.

(9) par value NIS 0.645 each.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 13 — Capital and reserves - (continued)

Shareholders’ rights

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

Shares reserved for share option plan

See Note 27.

B. Translation reserve for foreign operations

The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations.

Note 14 — Loans and borrowings

	As of December 31
(in thousands)	2010	2011
Current liabilities
Secured revolving bank facility(1)	€3,236	€—
Secured bank loans	3,342	3,088
Finance lease liabilities	175	—
Total	€6,753	€3,088

(1) The revolving credit facilities were not utilized as of December 31, 2011 (2010: 23%).

Terms and debt repayments schedule

Terms and conditions of outstanding loans are as follows (in thousands):

						December 31 2010		December 31 2011
	Currency		Nominal interest rate	Year of Maturity	Face value	Carrying amount	Face value	Carrying amount
Secured bank loans	€		Euribor + 1.25%-3.75%	2012	—	—	€3,088	€3,088
Secured bank loans	€		Libor+ 3.1%-3.9%	—	€3,224	€3,224	—	—
Secured bank loans		NIS	Prime+ 4%-4.5%	—	118	118	—	—
Secured revolving bank facility	€		Libor+ 1.8%-3.5%	—	2,575	2,575	—	—
Secured revolving bank facility		NIS	Prime+ 1.1%-2.3%	—	661	661	—	—
Finance lease liabilities		NIS	Prime+ 2%-2.25%	—	€175	€175	—	—
Total						€6,753		€3,088

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

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law — 1963 (hereinafter — the Severance Law). For employment periods from July 2010 onwards, regarding most of its Israeli employees, the Company has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, regarding its Israeli employees, and for employment periods after July, 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Company has an additional reserve deposited in the company's name in a recognized compensation fund. Withdrawal of the reserve monies is contingent upon fulfillment of detailed provisions in the Severance Law.

Some of the non-Israeli subsidiaries calculate an actuarial obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

	December 31
(in thousands)	2010	2011
Post-employment benefits
Present value of funded obligations	€4,563	€4,622
Less fair value of plan assets	(4,168)	(3,879)
Recognized liability for defined benefit plan	395	743
Other long-term benefits
Liability for seniority grant obligations	373	366
Short-term benefits
Salary and related expenses	4,085	4,632
Liability for holiday pay	1,251	1,426
Total short-term benefits	5,336	6,058
Total employee benefits	€6,104	€7,167

	December 31
(in thousands)	2010	2011
Presented under the following items:
Other current liabilities	€5,336	€6,058
Employee benefits (non-current liabilities)	768	1,154
Other receivables (non-current assets)	—	(45)
Total	€6,104	€7,167

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Employee benefits - (continued)

A.  Post-employment benefit plans — defined benefit plan

(1)  Movement in the present value of the defined benefit obligations

(in thousands)	2010	2011
Defined benefit obligations as of January 1	€3,663	€4,563
Additions through business combination	—	279
Benefits paid by the plan	(849)	(415)
Current service costs and interest costs (see below)	660	419
Changes in respect of foreign exchange differences	620	(41)
Actuarial losses (gains)	469	(183)
Defined benefit obligations as of December 31	€4,563	€4,622

(2) Movement in plan assets

(in thousands)	2010	2011
Fair value of plan assets as of January 1	€3,581	€4,168
Contributions paid into the plan	579	255
Benefits paid by the plan	(820)	(442)
Changes in respect of foreign exchange differences	585	(38)
Expected return on plan assets	146	129
Actuarial gains (losses)	97	(193)
Fair value of plan assets as of December 31	€4,168	€3,879

(3) Expense recognized in the statement of operations

	Year ended December 31
(in thousands)	2009	2010	2011
Current service costs and foreign exchange differences	€433	€536	€267
Interest costs	124	159	149
Expected return on plan assets	(99)	(146)	(129)
Actuarial losses	24	372	10
Total	€482	€921	€297

(4) Actual return on plan assets

	Year ended December 31
(in thousands)	2009	2010	2011
Actual return on plan assets	€288	€243	€(64)

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 15 — Employee benefits - (continued)

(5) Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2009	2010	2011
Discount rate as of December 31	3.81%	3.62%	2.95%
Expected return on plan assets as of January 1(1)	3.59%	4.02%	3.62%
Future salary nominal increases(2)	1.95%	2.19%	2.28%

Assumptions regarding future mortality are based on published statistics and mortality tables.

(1) The expected long-term rate of return is based on the return of government debentures. Regarding the European plans, the expected long-term rate of return is based on adjusted past experience.

(2) Based on management assessment.

(6) Historical information

	December 31
(in thousands)	2007	2008	2009	2010	2011
Present value of the defined benefit obligation	€3,215	€3,060	€3,663	€4,563	€4,622
Fair value of plan assets	(3,032)	(2,896)	(3,581)	(4,168)	(3,879)
Deficit in the plan	183	164	82	395	743
Past experience adjustments arising on plan liabilities	128	163	(190)	(355)	322
Past experience adjustments arising on plan assets	€67	€(193)	€161	€86	(205)

The Group expects €194,000 in contributions to be paid to the funded defined benefit plan in 2012.

B. Post-employment benefit plans — defined contribution plan

	Year ended December 31
(in thousands)	2009	2010	2011
Amount recognized as expense in respect of defined contribution plan	€212	€347	€2,021

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 16 — Provisions

(in thousands)	Legal claims(1)	Right of Return(1)	Machinery and plant Dismantling(2)	Warrant(1)	Total
Balance as of January 1, 2011	€300	€215	€379	€—	€894
Provision included under other current liabilities as of January 1, 2011(3)	—	—	—	98	98
Provision made during the period	—	—	—	140	140
Provisions used during the period	(300)	—	—	(71)	(371)
Provisions reversed during the period	—	(59)	—	—	(59)
Unwind of discount	—	—	17	—	17
Changes in respect of foreign exchange differences	—	3	—	(20)	(17)
Balance as of December 31, 2011	€—	€159	€396	€147	€702

(1) Current liability

(2) Non-current liability

(3) The obligation of €98,000 was estimated to be immaterial as of December 31, 2010 and was included under other current liabilities

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

Warranties

The Group generally provides a limited time warranty to products sold to customers.

Note 17 — Other current liabilities

	As of December 31
(in thousands)	2010	2011
Employees and payroll related accruals	€5,336	€6,058
Marketing accrual	3,264	€4,859
Professional advice	597	979
Other	4,714	4,346
Total	€13,911	€16,242

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 18 — Other income, net

	For the year ended December 31
(in thousands)	2009	2010	2011
Rental income	€155	€126	€122
Capital gain (loss) on sales of property, plant and equipment	(38)	72	—
Other losses	(22)	—	—
Total other income	€95	€198	€122

Note 19 — General and administrative expenses

	For the year ended December 31
(in thousands)	2009	2010	2011
Wages and salaries	€6,520	€7,849	€12,336
Management agreement termination fee	—	1,750	—
Communication and support costs	1,504	1,715	2,080
Rental and building maintenance	918	1,413	1,650
Professional advisors	518	779	1,343
Legal	458	698	1,077
Depreciation	433	767	1,146
Travel expenses	343	513	788
Other	2,440	3,052	2,573
Total general and administrative expenses	€13,134	€18,536	€22,993

Note 20 — Sales and marketing expenses

	For the year ended December 31
(in thousands)	2009	2010	2011
Wages and salaries	€9,364	€14,932	€16,578
Advertising and promotions	10,482	21,461	35,400
Distribution costs	7,772	10,234	13,769
Commissions	1,617	2,419	2,518
Travel expenses	456	1,156	1,575
Storage expenses	2,136	2,494	3,119
Depreciation(1)	841	987	636
Bad debt	325	282	309
Other	1,699	3,092	2,539
Total sales and marketing expenses	€34,692	€57,057	€76,443

(1) Including €841,000 and €915,000 free of charge expense during the year 2009 and 2010, respectively.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 21 — Financial expenses, net

	For the year ended December 31
(in thousands)	2009	2010	2011
Interest on financial liabilities measured at amortized cost	€2,069	€1,612	€302
Interest on bank balances and bank deposits	(47)	(145)	(1,408)
Interest income from Tax Authorities	—	—	(70)
Total interest expense (income), net	2,022	1,467	(1,176)
Bank charges	470	427	314
Other	183	34	292
Other financial expenses	653	461	606
Foreign exchange differences, net	890	2,083	1,088
Other	11	144	—
Other financial income	901	2,227	1,088
Total other financial income, net	(248)	(1,766)	(482)
Total financial expenses (income), net	€1,774	€(299)	€(1,658)

Note 22 — Income tax

A. Details regarding the tax environment of the Group

(1) General

The Group subsidiaries are incorporated in various countries where income is basically taxed at statutory rates. Certain subsidiaries benefit from tax incentives or subject to specific tax rulings.

The regular corporate tax rate in Israel in 2011 is 24% (2010: 25%; 2009: 26). The corporate tax rates applicable commencing from 2012 is 25%. Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

(2) Benefits under the Law for the Encouragement of Capital Investments — 1959

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments — 1959 (hereinafter — the Encouragement Law).

According to the provisions of the Encouragement Law, the subsidiary is entitled to tax benefits relating to investment programs that are governed by “Approved Enterprise” certificates. The benefit period is generally limited to either a seven or a ten year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares, is subject to corporate tax rate of up to the regular corporate tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

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

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the statutory income tax rate in Israel of 24% in 2011 (2010: 25%; 2009: 26%).

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

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, meets the conditions provided in the Amendment to the Law and elected to be included in the scope of the Amendment to the Law. The Company does not expect the Amendment to the Law to have a material effect on the tax payables by the Israeli subsidiary.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 22 — Income tax - (continued)

B. Composition of income tax expense

	Year ended December 31
(in thousands)	2009	2010	2011
Current tax expense
Current period(1)	€2,356	€2,048	€1,628
Adjustments for prior periods, net	—	(220)	726
	2,356	1,828	2,354
Deferred tax expense (income)
Origination and reversal of temporary differences(2)	(521)	171	213
Change in tax rate	(42)	(230)	33
	(563)	(59)	246
Income tax expense	€1,793	€1,769	€2,600
(1) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce current tax expense	462	1,746	1,493
(2) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce deferred tax expense	€331	€—	€—

C. Reconciliation between the theoretical tax on the income before income tax and the income tax expense:

	Year ended December 31
(in thousands)	2009	2010	2011
Income before income tax	€8,925	€11,497	€23,787
Primary tax rate of the Company	26%	25%	24%
Income tax using the Company’s primary tax rate	2,321	2,874	5,709
Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(2,521)	(1,862)	(3,345)
Tax exempt income	(362)	—	(7)
Non-deductible expenses	72	37	64
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(462)	(1,746)	(1,493)
Current year tax losses and benefits for which deferred taxes were not recognized	2,497	1,155	822
Origination of deferred taxes for tax losses and benefits from prior periods for which deferred taxes were not recognized	(331)	—	—
Reversal of deferred taxes for tax losses and benefits from prior periods for which deferred taxes were recognized	—	—	84
Taxes in respect of prior periods	—	(220)	726
Effect of change in tax rate	(42)	(230)	33
Other differences	621	1,761	7
Income tax expense	€1,793	€1,769	€2,600

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

Deferred tax assets and liabilities are attributable to the following items:

(in thousands)	Inventories	Property, plant and equipment	Intangibles	Employee benefits	Carry- forward tax losses and deductions	Unrealized intra-Group profits	Tax deductible provisions for product returns	Total
Balance of deferred tax asset (liability) as of January 1, 2010	—	€235	—	€85	€331	€799	€(605)	€845
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	—	66	—	(69)	(290)	43	79	(171)
Effect of change in tax rate	—	—	—	—	—	—	230	230
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	—	—	—	—	49	(1)	(114)	(66)
Balance of deferred tax asset (liability) as of December 31, 2010	—	301	—	16	90	841	(410)	838
Business combinations	(23)	—	(684)	—	482	—	—	(225)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	23	(14)	44	59	(21)	(275)	(29)	(213)
Effect of change in tax rate	—	—	—	—	—	—	(33)	(33)
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	—	—	—	—	(6)	—	(14)	(20)
Balance of deferred tax asset (liability) as of December 31, 2011	€—	€287	€(640)	€75	€545	€566	€(486)	€347
Presented under assets	€—	€287	€—	€16	€—	€566	€31	€900
Present under liabilities	€—	—	€(640)	€59	€545	€—	€(517)	€(553)

(2) Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward at December 31, 2011 amounted to €31.3 million (2010: €14.7 million). Most of these tax losses do not expire under current tax legislation. The Group has not recognized €8.5 million of the potential future tax benefits (2010: €2.3 million) since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 22 — Income tax - (continued)

E. Tax assessments

A tax authority issued a tax assessment, for the 2003-2005 tax years, to one of the Group subsidiaries according to which such tax authority demanded a payment of €5.6 million, excluding interest. The Group rejects the demand made by the tax authority and filed an appeal regarding the assessment.

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

Leasing expenses for the year 2011 were €3.6 million (2010: €2.8 million; 2009: €2.2 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2011 are as follows:

(in thousands)
2012	€3,706
2013	2,932
2014	2,423
2015	2,025
2016	1,771
2017 and thereafter	1,508
Total	€14,365

Note 24 — Financial instruments

A. Credit risk

1. Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximal credit risk exposure, as of the reporting date, was as following:

	December 31
(in thousands)	2010	2011
Cash and cash equivalents	€52,900	€26,801
Bank Deposits	—	30,436
Derivative financial instruments	836	248
Trade receivables	32,017	45,057
Assets classified as available-for-sale	629	645
Total	€86,382	€103,187

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 24 — Financial instruments - (continued)

2. Trade receivables

The Group's trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
(in thousands)	2010	2011
Not past due	€23,696	€36,208
Past due 1 – 30 days	5,781	5,131
Past due 31 – 90 days	2,534	3,328
Past due more than 90 days	449	955
	32,460	45,622
Allowance for impairment	(443)	(565)
Total	€32,017	€45,057

Allowance for impairment during the year:

	December 31
(in thousands)	2010	2011
Balance as of January 1	€328	€443
Impairment recognized as expense in Sales and marketing expenses	282	309
Write-offs charged against the allowance	(167)	(187)
Balance as of December 31	€443	€565

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

			As of December 31
(in thousands)	Currency		2010	2011
Euro countries(1)	€		€13,858	€20,108
Israel		NIS	3,139	2,201
Australia		AUD	3,623	3,552
South Africa		ZAR	1,387	1,238
United States		Dollar	6,291	11,736
Switzerland		CHF	1,686	1,621
United Kingdom		GBP	1,750	4,247
New Zealand		NZD	220	143
Others		Dollar	63	211
Total			€32,017	€45,057

(1) Euro-zone countries and other countries the sales to which are denominated in Euro.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 24 — Financial instruments - (continued)

The Group’s most significant customers’ balances are comprised as follows:

	Payment terms in days	As of December 31
(in thousands)		2010	2011
Customer A	65	€3,260	€7,887
Customer B	35	1,180	3,916
Customer C	60	—	3,067

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was:

	As of December 31
(in thousands)	2010	2011
Wholesale customers	€25,582	€31,476
Distributors	6,106	13,133
End-user customers	329	448
Total	€32,017	€45,057

Credit enhancements

As of December 31, 2011, trade receivables of €2.4 million are insured by credit insurance (2010: €5.2 million).

B. Liquidity risk

The following tables present the Group’s financial liabilities’ contractual payment schedule, including interest payments estimation. This disclosure is based, wherever relevant, on interest rates and exchange rates as of reporting date:

	December 31, 2011
(in thousands)	Carrying amount	Expected cash flow	Within 1 – 6 Months	Within 7 – 12 Months	Within 1 – 3 Years	Within 3 – 5 Years
Non-derivative financial liabilities
Trade payables	€36,524	€36,524	€36,524	€—	€—	€—
Other current liabilities	9,360	9,471	7,420	800	1,251	—
Loans and borrowings	3,088	3,088	3,088	—	—	—
Total non-derivative financial liabilities	€48,972	€49,083	€47,032	€800	€1,251	€—

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

C. Market risk

1. Linkage and foreign currency risk

i. Exposure to linkage and foreign currency risk

The Group's exposure to linkage and foreign currency risk as of the reporting date was as follows:

	December 31, 2011
(in thousands)	€	Dollar	NIS	CHF	AUD	ZAR	GBP	OTHER	Total
Current assets
Cash and cash equivalents	13,485	9,011	2,409	386	688	78	191	553	26,801
Bank deposits	30,436	—	—	—	—	—	—	—	30,436
Trade receivables	20,108	11,947	2,201	1,621	3,552	1,238	4,247	143	45,057
Assets classified as available-for-sale	16	—	620	9	—	—	—	—	645
Derivatives financial instruments	248	—	—	—	—	—	—	—	248
Total assets	64,293	20,958	5,230	2,016	4,240	1,316	4,438	696	103,187
Current liabilities
Loans and borrowings	3,088	—	—	—	—	—	—	—	3,088
Trade payables	4,762	10,634	19,049	276	752	141	882	28	36,524
Other current liabilities	4,587	3,962	110	290	27	129	255	—	9,360
Total liabilities	12,437	14,596	19,159	566	779	270	1,137	28	48,972
Total assets (liabilities), net	51,856	6,362	(13,929)	1,450	3,461	1,046	3,301	668	54,215

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 24 — Financial instruments - (continued)

	December 31, 2010
(in thousands)	€	Dollar	NIS	CHF	AUD	ZAR	GBP	OTHER	Total
Current assets
Cash and cash equivalents	€43,350	€1,490	€6,518	€285	€536	€580	€13	€128	€52,900
Trade receivables	13,858	6,354	3,139	1,686	3,623	1,387	1,750	220	32,017
Assets classified as available-for-sale	—	—	629	—	—	—	—	—	629
Derivatives financial instruments	836	—	—	—	—	—	—	—	836
Total assets	58,044	7,844	10,286	1,971	4,159	1,967	1,763	348	86,382
Current liabilities
Loans and borrowings	5,799	—	954	—	—	—	—	—	6,753
Trade payables	4,023	4,677	20,641	426	196	169	201	92	30,425
Other current liabilities	2,599	3,348	300	354	401	99	126	6	7,233
Derivative financial instruments	406	—	—	—	—	—	—	—	406
Total liabilities	12,827	8,025	21,895	780	597	268	327	98	44,817
Total assets (liabilities), net	€45,217	€(181)	€(11,609)	€1,191	€3,562	€1,699	1,436	€250	€41,565

During 2011 and 2010, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which most of the raw-material purchases are made (mainly Dollar).

As of December 31, 2011, the Group’s notional investment in currency options is €35 million (2010: €8 million) with fair value of €235,000 (2010: €364,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31		Year ended December 31
	2010	2011	2010	2011
	Annual change		Reporting date spot rate
1 NIS	14.85%	(4.05)%	€0.21	€0.20
1 Dollar	7.98%	3.30%	0.75	0.77
1 CHF	18.64%	2.88%	0.80	0.82
1 AUD	22.06%	3.02%	0.76	0.79
1 ZAR	20.28%	(15.33)%	0.11	0.10
1 GBP	3.23%	2.92%	€1.16	€1.19

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 24 — Financial instruments - (continued)

ii. Sensitivity analysis

A strengthening or weakening of the Euro, as indicated below, against the following currencies as of December 31, 2011 would have increased (decreased) equity and the net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010:

	December 31, 2011
	Devaluation		Revaluation
(in thousands)	Equity	Net income	Equity	Net income
Change of 10% in:
Dollar	€(684)	€(412)	€724	€452
NIS	1,162	1,348	(666)	(852)
CHF	(96)	50	142	(4)
AUD	(346)	(12)	346	12
ZAR	(105)	1	105	(1)
GBP	€(330)	€(331)	€330	€331

	December 31, 2010
	Devaluation		Revaluation
(in thousands)	Equity	Net income	Equity	Net income
Change of 10% in:
Dollar	€(53)	€134	€327	€140
NIS	984	1,144	(730)	(890)
CHF	14	135	93	(28)
AUD	(356)	—	356	—
ZAR	(170)	—	170	—
GBP	€(92)	€(92)	€141	€141

2. Interest rate risk

i. Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2010	2011
(in thousands)	Carrying amount
Fixed rate instruments
Financial assets	€44,699	€51,235
Variable rate instruments
Financial assets	€675	€—
Financial liabilities	€(6,753)	€(3,088)

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 24 — Financial instruments - (continued)

ii. Cash flow sensitivity analysis for variable rate instruments

A change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2010.

	December 31, 2010		December 31, 2011
(in thousands)	Equity	Net income	Equity	Net income
Increase in interest	€(61)	€(61)	€(31)	€(31)
Decrease in interest	€61	€61	€31	€31

3. Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, trade receivables, assets classified as available-for-sale, derivatives, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

Interest rates used to determine fair value

	2010	2011
Derivatives:
	€0.26% – 1.52%	0.68% – 1.54%
Dollar	0.30% – 0.95%	0.20% – 0.42%
NIS	0.75% – 2.12%	2.43% – 2.74%
CHF	0.01% – 0.80%	0.03% – 0.04%

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:  quoted prices (unadjusted) in active markets for identical instruments.

Level 2:  inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:  inputs that are not based on observable market data (unobservable inputs).

	December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total
Financial assets
Assets classified as available-for-sale	€—	€—	€645	€645
Derivatives	13	235	—	248
Total assets	€13	€235	€645	€893
Financial liabilities
Other current liabilities	€—	€—	€451	€451
	€—	€—	€451	€451

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

Note 25 — Contingencies

A. Legal proceedings

The Group, from time to time, is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of the management of the Company, which is based, inter alia, on the opinion of its legal counsel, no provisions are required as of December 31, 2011 to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claim with no specified amounts) amounted to €0.4 million as of December 31, 2011. No provisions were included in the financial statements for such legal claims and proceedings as of December 31, 2011.

The Group is also a party to various personal injury claims, as a direct party or a third party, in which the amounts of the claims were not specific. These claims are handled by the Group’s insurers. In the opinion of the management of the Group, it is not possible at this stage to estimate the outcome of these claims and therefore no provision has been recorded in respect thereof.

B. Abuse of dominant position allegations

In November 2009 Vikingsoda AB filed a complaint with the Swedish Competition Authority (hereinafter — the “SCA”) alleging that two subsidiaries of the Group, together with the Group's Swedish distributor, Empire AB, are guilty of abuse of dominant position. On March 5, 2012 the SCA provided us with notice it has decided to terminate, with no further action, its investigation with respect to potential abuse of our dominant position in the Swedish market.

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 26 — Net income per share

The number of shares in the net income per share calculation have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split (see Note 13A(1)).

(in thousands)	2009	2010	2011
Net income for the year ended December 31 – basic	€7,132	€9,728	€21,187
Interest expense of convertible shareholders’ loans, net of tax(1)	439	419	—
Net income for the year ended December 31 – diluted	7,571	10,147	€21,187
Weighted average shares outstanding at January 1	6,259	6,259	18,448
Effect of conversion of shareholders’ loans(1)	—	968	—
Effect of share issuance(2)	—	791	868
Effect of employee options exercised(3)	—	7	237
Effect of other options exercised(4)	—	1	—
Weighted average shares outstanding at December 31 – basic	6,259	8,026	19,553
Effect of convertible shareholders’ loans(1)	6,281	5,700	—
Effect of employee options(3)	666	947	1,019
Effect of other options(4)	—	7	—
Weighted average shares outstanding at December 31 – diluted	13,206	14,680	20,572
Net income per share (In €)
Basic	1.14	1.21	1.08
Diluted	€0.57	€0.69	€1.03

(1) See Note 13A(2)

(2) See Note 13A(4,5) regarding share issuance in 2010 and in 2011

(3) See Note 27

(4) See Note 13A(7)

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

The Company has reserved a total of 1,050,000 ordinary shares for issuance under the 2010 Option Plan, including the remainder of the reserved but ungranted shares from the 2007 Option Plan. On February 23, 2012, the Company increased the number of ordinary shares reserved for issuance under the 2010 Option Plan by 900,000.

The contractual life of the options shall be ten years from the respective date of grant (for options granted until February 22, 2012; the contractual life of the options granted thereafter shall be six years from the respective date of grant). Regarding the 2007 Option Plan, and the 2010 Option Plan with respect to employees, normally, based on employment periods, one quarter of the options included in each grant vest one year after the grant date, and the rest vest over the sequential three years, quarterly, in twelve equal portions. Regarding the 2010 Option Plan with respect to non-employees (members of the

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 27 — Share-based payments - (continued)

Board of Directors), based on service providing periods, one third of the options included in each grant vest one year after the grant date, and the rest vest over the sequential two years, annually, in two equal portions. The options were granted for no consideration. The options are exercisable only during the period the option holder is employed or providing service to the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is, €1.61 for each share option granted until January 15, 2009, €4.84 for each share option granted after January 15, 2009 and until February 28, 2010, €10.32 for each share option granted after February 28, 2010 and until October 13, 2010, $20.00 for each share option granted after October 13, 2010 and until the IPO and NIS 0.645 or $31 – $39 (in general, the par value of the Company's shares or the price of the Company's shares as of the respective grant date, as the case may be) for each share option granted thereafter.

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

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant period	Number of Options	Vesting conditions
	(1)	(2)	(3)	(4)	(5)
Quarter 4, 2007	660,211	144,962	29,965	—	485,284
Quarter 1, 2008	92,470	—	92,470	—	—
Quarter 2, 2008	90,332	54,264	36,068	—	—
Quarter 3, 2008	147,816	3,876	52,658	—	91,282
Quarter 4, 2008	82,171	32,558	—	—	49,613
Quarter 1, 2009	8,616	—	8,616	—	—
Quarter 3, 2009	34,109	34,109	—	—	—
Quarter 4, 2009	29,457	29,457	—	—	—
Quarter 1, 2010	26,356	26,356	—	—	—
Quarter 2, 2010	94,186	94,186	—	—	—
Quarter 4, 2010	727,450	547,450	—	180,000	—
Quarter 3. 2011	63,000	63,000	—	—	—
Quarter 4, 2011	183,000	183,000	—	—	—
Total options granted	2,239,174

Contractual life of all options granted is 10 years.

(1) The numbers of options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 13A(1).

(2) 25% — vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(3) Fully vested at grant date.

(4) 33.33% — vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(5) Other than (2) – (4) above (mainly — quarterly based, 10 – 12 quarters).

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 27 — Share-based payments - (continued)

A. The number and weighted average exercise prices of options are as follows(1):

	Number of options			Weighted average exercise price (€)
	2009	2010	2011	2009	2010	2011
Outstanding at January 1	1,007,464	1,057,968	1,803,449	1.61	1.81	7.55
Forfeited and expired during the period(2)	(21,678)	(37,479)	(56,833)	1.61	4.09	13.32
Exercised during the period	—	(65,032)	(416,130)	—	1.98	2.07
Granted during the period	72,182	847,992	246,000	4.45	14.15	23.81
Outstanding at December 31	1,057,968	1,803,449	1,576,486	1.81	7.55	11.53
Exercisable at December 31	546,108	822,924	733,638	1.61	1.63	5.36
Weighted average remaining contractual life (years)	8.25	8.43	8.07
Weighted average contractual life (years)	10.00	10.00	10.00

(1) The number of options and the exercise prices of the options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 13A(1).

(2) Including 1,696 and 3,128 options vested and expired earlier due to employment termination during the year 2009 and 2010, respectively.

The options outstanding at December 31, 2011 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 – $39 (2010: €1.61, €4.84, €10.32 and $20.00; 2009: €1.61 and €4.84;).

The weighted average share price at the date of exercise for options exercised in 2011 was $43.90 (2010: $29.46; 2009: no options exercised).

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 27 — Share-based payments - (continued)

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows(1):

	Year ended December 31
	2009	2010	2011
Average fair value at grant date	€2.52	€9.60	€18.22
The parameters used to calculate fair value:
Share price (on grant date) (weighted average)	€5.74	€14.94	€27.58
Exercise price (weighted average)	€4.45	€13.27	€24.35
Expected volatility (weighted average)	61% – 76%	55% – 86%	34% – 77%
Option life (years)	5.00 – 7.00	5.50 – 7.05	5.50 – 7.00
Expected dividends	0%	0%	0%
Risk-free interest rate	0.74% – 3.74%	0.60% – 3.40%	1.12% – 2.28%

(1) The average value at grant date of the share price and the exercise prices of the options have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split. See Note 13A(1).

C. Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 5% for management (including non-employees) and 15% for other employees based on the Company's assessment.

Remuneration expenses

	Year ended December 31
(in thousands)	2009	2010	2011
Expenses arising from share-based payment grants settled by the Company’s equity instruments	€163	€1,004	€4,154

See Note 28 regarding options that were granted to key management personnel.

D. Modification during the period

The Company reduced the exercise price of 20,000 options granted during the vesting period (2010, 2009: no modification). The incremental fair value granted, which is the difference between the fair value of the re-priced options and the original options, both estimated as at the date of modification, was €66,000.

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 28 — Related Parties - (continued)

Compensation to key management personnel(1):

	Year ended December 31
	2009		2010		2011
(in thousands)	Number of people	Amount	Number of people	Amount	Number of people	Amount
Short-term employee benefits	1	€332	7	€667	7	887
Post-employment benefits	1	18	1	16	1	27
Share-based payments	1	24	7	383	6	1,521
Total		€374		€1,066		€2,435

(1) Excluding compensation paid prior to the IPO to key management personnel that were not employed by the Company. See B below.

B. Transactions with related parties

	Additional details	Year ended December 31
		2009	2010	2011
(in thousands)		Value of transactions
Related party
Parent company	(1)	€461	€2,290	€—
Party having significant influence over the Company	(2)	€20	€17	€—

There were no outstanding balances regarding transactions with related parties as of December 31, 2010 and 2011.

(1) Management fee to parent company

The parent company was entitled to receive management fee from the Company at an annual amount equal to the greater of €250,000 or 4% of EBITDA.

On October 14, 2010, the Board of Directors approved and on October 19, 2010, the Company's shareholders ratified the termination of the management agreement signed in 2007 with the parent company. The parent company received a one-time payment of €1.75 million for terminating the management agreement.

(2) Directors fees to a party having significant influence over the Company

A party having significant influence over the Company was entitled to receive annual directors’ fees of €20,000 upon the consummation of the IPO (November 8, 2010).

Exculpation, insurance and indemnification of key management personnel

The Group’s key management personnel and directors are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has entered into agreements with each of its key management personnel and directors exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreement is (1) with respect to indemnification in connection with a public offering of the Company’s securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (2) with

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 28 — Related Parties - (continued)

respect to all permitted indemnification, including a public offering of the Company’s securities, the greater of (a) an amount equal to 50% of the shareholders’ equity on a consolidated basis, based on the Company's recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million.

C. Liabilities to related parties

	Additional details	Year ended December 31
		2009	2010	2011
(in thousands)		Finance expenses
Related Party
Parent company	(1)	€209	€187	€—
Party having significant influence over the Company	(2)	€167	€98	€—

There were no outstanding balances regarding liabilities to related parties as of December 31, 2010 and 2011.

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

SodaStream International Ltd.
Notes to the Consolidated Financial Statements

Note 29 — Group Entities

A listing of each of SodaStream International Ltd subsidiaries as of December 31, 2011 is as follows:

Name of subsidiary	Incorporated in	Ownership interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH.	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (PTY) Ltd.	South Africa	100%
SodaStream USA, Inc.	United States	100%
Soda-Club CO2 Ltd. (BVI)	British Virgin Islands	100%
Soda-Club (Europe) Ltd.	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream Direct, LLC.	United States	100%
CEM Industries S.r.l	Italy	100%

Note 30 — Subsequent events

On January 2, 2012, the Group purchased its Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB. See Note 7B.