Form 20-F
period 2012-12-31
SodaStream International Ltd.
filed 2013-04-16
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………

Commission file number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

Gilboa Street,

Airport City70100, Israel

(Address of principal executive offices)

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 70100, Israel
Telephone: +972 (3) 976-2301
Facsimile: +972 (3) 973-6673

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.645 per share	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, the registrant had outstanding 20,611,208 ordinary shares, par value 0.645 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report, the terms “SodaStream,” “we,” “us,” “our” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries. References to “Euros” or “€” are to the Euro, the official currency of the European Union; references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars; and references to “NIS” are to New Israeli Shekels.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our continued expansion into the United States;

•	our plans to increase our installed base in our markets and generate ongoing demand for consumables;

•	our intent to use certain marketing techniques for expansion into new markets;

•	the estimated cost of constructing, and the timing of completion of, an additional manufacturing facility;

•	our intention to increase the number of stores in each region where we sell our products;

•	our belief that the sale of soda makers will increase the sale of consumables;

•	future product developments and our plans for the SodaStream Inside program, including our plans to license our proprietary carbonating technology to third parties;

•	our intent to enter new markets in collaboration with distributors;

•	our ability to continue to lower production costs and increase gross margins; and

•	our belief that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply for our raw materials.

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

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2012 and the consolidated balance sheet data as of December 31, 2011 and December 31, 2012 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains information that is not derived from our financial statements.

Beginning with the period commencing on January 1, 2012, we changed our reporting currency to the U.S. Dollar. Previously, we had presented our annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euros. The change in reporting currency is to better reflect the importance of the U.S. market to our current and future business plans. The comparative periods were translated (restated) into the new reporting currency using the exchange rate as of January 1, 2012 of €1.00 = $1.2973.

(in thousands, except share	Year Ended December 31,
and per share amounts)	2008	2009	2010	2011	2012
Consolidated statements of operations data:
Revenues	$129,664	$136,246	$208,414	$288,953	$436,316
Cost of revenues	58,655	60,445	96,077	131,405	200,491
Gross profit	71,009	75,801	112,337	157,548	235,825
Operating expenses:
Sales and marketing	41,752	45,006	74,020	99,170	153,009
General and administrative	16,443	17,039	24,047	29,829	37,767
Other income, net	(25)	(123)	(257)	(158)	(484)
Total operating expenses	58,170	61,922	97,810	128,841	190,292
Operating income	12,839	13,879	14,527	28,707	45,533
Interest expense (income), net	3,557	2,623	1,903	(1,526)	169
Other financial expenses (income), net	2,146	(322)	(2,291)	(625)	767
Total financial expenses (income), net	5,703	2,301	(388)	(2,151)	936
Income before income tax	7,136	11,578	14,915	30,858	44,597
Income tax	6,448	2,326	2,295	3,373	737
Net income	$688	$9,252	$12,620	$27,485	$43,860
Net income per ordinary share:
Basic	$0.12	$1.48	$1.57	$1.40	$2.16
Diluted	$0.09	$0.74	$0.90	$1.34	$2.09
Shares used in computing net income per ordinary share:
Basic	5,850,228	6,259,393	8,026,701	19,553,296	20,343,829
Diluted	9,629,991	13,206,403	14,680,217	20,572,300	20,968,168

	Year Ended December 31,
(in thousands)	2008	2009	2010	2011	2012
Other financial and operating data (unaudited):
Total number of soda makers sold	877	1,057	1,922	2,710	3,499
Total number of CO2 refills sold (1)	7,700	8,506	10,299	13,292	16,543
EBITDA (2)	$13,256	$16,330	$20,111	$35,282	$54,890
Adjusted EBITDA (3)	$14,276	$17,139	$24,384	$40,671	$61,079
Adjusted net income (3)	$1,583	$9,973	$16,893	$32,874	$50,049
Cash dividends declared	$-	$-	$-	$-	$-

	As of December 31,
(in thousands)	2008	2009	2010	2011	2012
Consolidated balance sheet data:
Cash and cash equivalents	$5,642	$5,429	$68,627	$34,769	$62,068
Bank deposits	-	-	-	39,485	-
Working capital (4)	9,619	6,598	35,241	78,278	95,137
Total assets	89,101	100,794	218,031	303,738	412,377
Loans and borrowings (including short-term obligations)	23,778	16,546	8,761	4,006	-
Shareholders’ loans	15,002	15,299	-	-	-
Total liabilities	77,023	79,186	77,764	84,756	137,887
Total shareholders’ equity	12,078	21,608	140,267	218,982	274,490

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

(2)	EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

EBITDA should be considered in addition to results prepared in accordance with IFRS, but should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of non-cash share-based compensation expense (the “Share-Based Compensation”) and a discontinued management fee expense paid to Fortissimo Capital Fund GP, L.P. in 2008, 2009 and 2010 (the “Fortissimo Payments”). Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments. We use Adjusted net income and Adjusted EBITDA as measures of operating performance because they assist us in comparing performance on a consistent basis, as they remove from our operating results the impact of one-time costs associated with non-recurring events and non-cash items such as Share-Based Compensation, which can vary depending upon accounting methods. We believe that Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and that Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items.

(4)	Working capital is defined as (i) total current assets, excluding cash and cash equivalents, minus (ii) total current liabilities, excluding loans and borrowings and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2008	2009	2010	2011	2012
Reconciliation of net income to EBITDA and to adjusted EBITDA:
Net income	$688	$9,252	$12,620	$27,485	$43,860
Interest expense (income), net	3,557	2,623	1,903	(1,526)	169
Income tax expense	6,448	2,326	2,295	3,373	737
Depreciation and amortization	2,563	2,129	3,293	5,950	10,124
EBITDA	$13,256	$16,330	$20,111	$35,282	$54,890
Management fee	702	598	2,971	-	-
Share-based payment	318	211	1,302	5,389	6,189
Adjusted EBITDA	$14,276	$17,139	$24,384	$40,671	$61,079

	Year Ended December 31,
(in thousands)	2008	2009	2010	2011	2012
Reconciliation of net income to adjusted net income:
Net income	$688	$9,252	$12,620	$27,485	$43,860
Management fee	702	598	2,971	-	-
Share-based payment	318	211	1,302	5,389	6,189
Income tax effect of the foregoing	(125)	(88)	-	-	-
Adjusted net income	$1,583	$9,973	$16,893	$32,874	$50,049

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

A key element of our strategy is to expand in target markets, primarily the United States, and our failure to do so would have a material adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our soda makers, CO2 refills and other related consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, we are focusing our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important potential growth market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already sell a significant amount of products. We will face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems in those markets, including consumers’ desire to carbonate beverages at home rather than purchasing carbonated beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. There can be no assurance that we will meet any of these challenges in our existing markets or new markets we are targeting, and the failure to do so would adversely affect our growth in a particular market and may adversely affect our strategy, future growth and prospects.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand awareness we desire, which may adversely affect our future growth and prospects.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create awareness of our products and our brand. To create and maintain this awareness, we engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential. Our future growth and profitability depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

•	raise awareness of our home beverage carbonation system and brand;

•	determine the appropriate creative message and media mix for future expenditures;

•	create and tailor specific advertisements and promotion campaigns for each country in which we distribute; and

•	effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

We have significantly expanded our U.S. retail presence over the last year; however, we believe that our ability to drive sales of our products depends on raising awareness of our brand. The United States differs from most European markets because of the higher propensity in the United States to consume carbonated beverages other than sparkling water. This is requiring us to market our products differently than we have in our key European markets. We allocate a significant portion of our annual media spend on marketing campaigns targeted at the United States. These campaigns will require significant financial resources and may require additional funds depending on the results they generate.

There can be no assurance that our marketing campaigns will result in increased revenues or increased product or brand awareness, and we may not be able to increase our sales at the same rate as we increase our advertising expenditures, any of which could have a material adverse effect on our business and results of operations.

Our ability to grow our business successfully depends on whether we can develop and implement a production and operating infrastructure that can effectively support our growth in our target markets.

We are targeting certain markets for growth, including the United States. Achieving and successfully managing growth in our target markets will require us to develop and implement a production and operating infrastructure including, among other things, infrastructure and logistics for our products’ distribution and supply chain, quality assurance controls, product development and manufacturing of our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retailers or otherwise. The development and implementation of our infrastructure will require significant additional investment as our business grows and becomes increasingly complex in these markets. Our future results will depend on management’s ability to successfully implement these initiatives on a larger scale, particularly in the United States. Failure to do so could negatively impact our efforts to increase our sales in these markets and have a material adverse effect on our future growth and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth plans. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2014. The lease of one of our major manufacturing facilities will expire during 2015, and there is a risk we will not be able to renew the lease agreement or that the renewal will be on less favorable terms. We currently anticipate needing additional manufacturing capacity in the future. We intend to add additional manufacturing capacity by completing the construction of an additional manufacturing facility in southern Israel.

Pending the construction of such an additional manufacturing facility, we are investing in the expansion of our manufacturing capabilities through other means, primarily by increasing the manufacturing capacity at our existing facilities and the use of subcontractors for certain products and components. In addition, we have purchased a facility in Alon Tavor in Israel where we have the following manufacturing functions: plastic injection, painting, carbonation parts assembly, printing and assembly.

We may not be successful in continuing to develop or maintain our presence in retail networks for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our future growth and prospects.

Our growth in both existing markets and new markets depends significantly on our ability to develop and maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation systems and through which our consumables are sold. Our ability to successfully expand in our target markets depends, in large part, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders. There can be no assurance that we will be successful in continuing to establish or maintain relationships with large retailers in the markets we are targeting for growth, or that if successful, we will do so in a time frame consistent with our projections or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our future growth and prospects.

We generally rely on distributors of our home beverage carbonation systems and consumables for a significant portion of our revenues in a number of our most profitable markets.

We distribute our home beverage carbonation systems and consumables through exclusive relationships with third-party distributors in 24 countries, representing 25% of our revenues in 2012. Our distributors operate in a number of our more mature markets and, in particular, one country in Western Europe that accounts for a little over 10% of our revenue contributes a significantly higher proportion of our operating income. Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and option to extend; however, our contracts contain performance criteria to maintain exclusivity. If any distributor fails to meet its distribution targets, we may attempt to terminate our distribution agreement with that distributor. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and we may experience a delay in retaining new distributors. Because we rely on third-party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. Furthermore, our distributors also undertake to manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage reverse logistics, it will make it more difficult for our customers to obtain replacement CO2 cylinders, which will negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers, which would in turn, materially and adversely affect our business and results of operations.

We may face competition from sales of consumables and, in particular, CO2 cylinders, which could adversely impact our revenues and profitability.

Our business of refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems, whether sold with the system or as a separate component, and protect our ownership through contractual means. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2 cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that we retain title to the cylinders and that their use of the cylinders is under license. Nevertheless, these contractual arrangements have not always been effective, and in a number of locations, suppliers of CO2 seek, or have sought in the past, to refill our exchangeable CO2 cylinders or other exchangeable CO2 cylinders marketed as compatible with our systems. In addition to creating safety and public health risks, such sales of consumables by competitors may result in lost sales opportunities for us, decrease our market share and could cause negative publicity if these products cause damage when used with our products.

The German Federal Court of Justice, the highest German court, upheld a decision by the German Federal Cartel Office that preventing end consumers from having their CO2 cylinders refilled by third parties constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit the end consumers to have their cylinders refilled by or exchanged with third parties. Although the decision of the German Federal Court of Justice is not binding on courts in other jurisdictions, it could be cited as precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. For example, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose on unauthorized third parties do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders could have a material adverse effect on our business and results of operations.

On November 16, 2009, Vikingsoda AB filed a complaint with the Swedish Competition Authority, or the SCA, alleging that two of our subsidiaries, together with our then Swedish distributor, Empire AB, were guilty of abuse of dominant position (we have since acquired the distribution business of our products in the Nordic countries from Empire AB. In December 2009, the SCA asked one of our subsidiaries and Empire AB to respond to such allegations. On March 5, 2012, the SCA provided us with notice that it has decided to terminate, with no further action, its investigation with respect to potential abuse of our dominant position in the Swedish market.

Such sales of consumables by competitors could cause negative publicity if these products cause damage when used with our products and may adversely impact our revenues and profitability.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from manufacturers of one or more of the other components of our home beverage carbonation systems, besides CO2 cylinders, including the soda makers, carbonation bottles and flavors. We anticipate that our success may attract additional competition, both from other manufacturers of home beverage carbonation systems and consumables and the manufacturers of carbonated beverages. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. Increased competition from new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business and results of operations.

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

Although we include explicit instructions for the operation of our home beverage carbonation systems and have placed safety warnings on all of our products, consumers may misuse our products, including by:

•	washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottle to crack during the carbonation process;

•	carbonating substances other than water with our soda maker, which could cause the soda maker to fail and possibly cause damage to the other components of our home beverage carbonation system; and

•	subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, any unauthorized use of our home beverage carbonation system, including by using third-party consumables with our system, could lead to failure or malfunction of the system which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems, including the tap water used in the soda maker.

In addition, consumer protection agencies that have broad authority to order product modifications or recalls may take such actions with respect to our products even if we include explicit instructions with our products regarding their use. Under these circumstances, we could be required to offer to exchange our existing products for new ones or to recall products entirely from the market, which would materially and adversely impact our reputation, financial condition or results of operations.

Our product liability insurance for personal injury and damage to property may not be sufficient or available to cover any successful product liability claim, or similar claims, against us, which could materially adversely impact our financial condition. Whether or not a claim against us would be successful, defense of a claim may be costly and the existence of any claim may adversely impact our reputation, financial condition or results of operations.

We may be unable to maintain our customers in markets where we have an established presence due to changes in consumer preferences, perceptions and spending habits.

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling soda makers to new consumers and our consumables, particularly our CO2 refills and flavors, to consumers who already own our soda makers. Since we derive our highest profit margins from our consumables, the continued use of our systems by, and the repeat sales of our consumables to, consumers who have already purchased our home beverage carbonation systems is important to our business. In markets where we have an established presence, we face the challenge of maintaining customers due to changes in consumer preferences, perceptions and spending habits, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to navigate quickly and respond accordingly to such changes, including through creative initiatives, such as new product offerings and special promotions. Our failure to respond effectively to changes in consumer behavior could result in a reduction in the number of our customers, which would have a material adverse effect on our business and results of operations.

Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us and have a material adverse effect on our business, brand, financial condition and results of operations.

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us, the successful independent development by third parties of the same or similar confidential or proprietary innovations or changes in the supply or distribution chains that render our rights obsolete. We have been in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to the registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which include the ability to obtain, protect and enforce patents and trade secrets and other know how relating to our technology. Our current patent portfolio is limited and certain patents of ours that cover aspects of our products have expired. Although we hold additional utility patents and design registrations and patents as well as have outstanding patent and registration applications that may protect certain aspects of our products for an extended period, there can be no assurance that pending U.S. or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

To protect our know-how and trade secrets, we have implemented a system in most jurisdictions by which we require our relevant employees to enter into employment contracts, which include clauses requiring such employees to acknowledge our ownership of all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Agreements with certain of our employees also typically contain provisions restricting employment with our competitors for a certain period after they stop working for us. These restrictions may be of no or little enforceability under applicable law. We also typically include similar provisions in our distributor and supplier agreements. These provisions may not be adequate or enforceable, and despite our efforts, our know-how and trade secrets could be disclosed to third parties, or third parties could independently develop the same or similar information or technology, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of third-party uses of our trademarks and designs, and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, Brazil, Russia and others, in which legal protection of intellectual property rights is less robust than in the markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying our machines and components.

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

We retain the ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems and in most cases, collect a deposit for each exchangeable CO2 cylinder from the distributors and retailers who receive them. The amount of the deposit varies from country to country and also changes over time as market conditions vary in a particular country. In addition, in some countries, including certain major markets in Northern and Western Europe, consumers have paid an advance rental fee when they received their first exchangeable CO2 cylinder. A portion of this fee may be refundable when an empty exchangeable CO2 cylinder is returned and not exchanged for a full one. To date, returns of exchangeable CO2 cylinders from our distributors, retailers and consumers have been negligible. However, if distributors, retailers or consumers in any one or more of the markets in which we operate return a large number of cylinders without exchanging them for full ones, we may be required to pay a large amount of cash to refund a portion of the rental fee or the deposit, which could have a material adverse effect on our financial condition and profitability.

We are subject to fluctuations in currency exchange rates and may not have adequately hedged against them.

Fluctuations of the Euro and the NIS against the U.S. Dollar are the most significant currency exchange rate fluctuations that we are exposed to because our sales are primarily denominated in the U.S. Dollar and the Euro. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar, Euro and NIS. Although we currently engage in hedging transactions to minimize our currency risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

Fluctuations in our business caused by seasonality or unusual weather conditions could cause fluctuations in our quarterly results of operations and volatility in the market price of our ordinary shares.

Our business experiences seasonal fluctuations because demand for soft drinks is highest in the summer months, while in colder months, consumers tend to drink fewer carbonated beverages. As a result, we ordinarily experience a decline in sales of all of our products during the winter months, other than in December, when we experience an increase in sales as a result of the holidays. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, our quarterly operating results should not be relied on as indications of our future performance. These fluctuations may also cause volatility in the market price of our ordinary shares.

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

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods.

The issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. In particular, the tax authorities in the United States, our most important potential growth market, have increased their focus on transfer pricing procedures generally, which could result in a greater likelihood of a challenge to our transfer prices and the risk that we will be required to adjust them and reallocate our income, which could result in a higher effective tax rate than that to which we are currently subject. Any change to the allocation of our income as a result of review by taxing authorities could have a negative effect on our profitability.

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

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations we must comply with are those governing the manufacturing and transportation of our exchangeable CO2 cylinders. In the United States, our most important target market, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2 cylinders are considered hazardous materials due to the highly pressurized CO2 inside, and the applicable regulations consequently restrict our ability to ship our exchangeable CO2 cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will comply with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and reputation.

The flavors we manufacture and distribute are also subject to numerous health and safety laws regulating the manufacturing and distribution of food products. Our inability to plan and develop effective procedures to address these laws and regulations, and the need to comply with new or revised laws or regulations, or new interpretations or enforcement of existing laws and regulations, may affect our ability to reach our manufacturing and distribution targets, having an overall material adverse effect on our sales and profitability.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, various governmental authorities in the United States have considered enacting a tax on sugar-sweetened beverages, including carbonated soft drinks. If such a tax were enacted and if it were to apply to our flavors, the sales and consumption of our non-diet flavors might decrease and thereby have a material adverse impact on our sales and profitability.

An increase in the cost or shortage of supply of the raw materials for our products could have a material adverse effect on our business and results of operations.

We use certain raw materials to produce our soda makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, CO2, certain plastics and sugar. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future widely due to movements in currency exchange rates, government policies and regulations, crop failures or shortages, weather conditions or other unforeseen circumstances. To the extent that any of the foregoing or other unknown factors increase the prices or limit the supply of such materials, and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business and results of operations could be materially and adversely affected.

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

A majority of our products are currently produced at a few locations in Israel and in a disputed territory sometimes referred to as the "West Bank," and a portion of our manufacturing takes place in China, all of which could experience business interruptions, which could result in our inability to produce certain of our products for some period of time, which would have a material adverse effect on our business and results of operations.

We currently produce the majority of our products, including certain key components, at a few manufacturing facilities in Israel, including one in a disputed territory. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products at our facilities and operate our business. A facility and certain equipment located in a facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located in a facility. The occurrence of such an event could lead to a halt in production, which would materially and adversely affect our business and results of operations. We manufacture some of the components of our home beverage carbonation systems through third parties in China. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to meet the growing demand for our products. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China. Any of these matters could materially and adversely affect our business and results of operations.

We are subject to certain safety risks in our manufacturing facilities.

Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there have been two deaths at our facilities in the past, and there is a risk that an accident or death could occur in one of our facilities in the future. Any accident could result in manufacturing delays, which could harm our business and our results of operations. The potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith could harm our business, reputation, financial condition or results of operations. Whether or not a claim against us succeeds, its defense may be costly and the existence of any claim may adversely impact our reputation, financial condition or results of operations.

Higher energy costs and other factors affecting the cost of producing, transporting and distributing our products could adversely affect our financial results.

Rising fuel, freight and energy costs have in the past, and may in the future, have an adverse impact on the cost of our operations, including the manufacture, transportation and distribution of products. All of these costs may fluctuate due to a number of factors outside of our control, including government policy and regulation and weather conditions. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of transporting products, which could result in increased expenses and negatively affect operations. If we are unable to hedge against such increases or raise the prices of our products to offset the changes, our results of operations could be materially and adversely affected.

Adverse conditions in the global economy could negatively impact our customers’ demand for our products.

Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. If a global recession occurs, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, and bankruptcies, among other things. A prolonged economic downturn or recession in any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, including the United States, may cause significant readjustments in both the volume and mix of our product sales, which could materially and adversely affect our business and results of operations.

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

Based on current expectations, we believe that our cash on hand, cash flows from operations and available unutilized credit lines from financial institutions will be sufficient to finance our strategic plans, including the construction of our new manufacturing facility in southern Israel, our expansion in markets in which we currently sell our products and into certain new markets, for the foreseeable future. However, in the future, we may require additional capital in order to finance even further expansion or potential acquisitions. Our ability to satisfy our future capital needs, if any, will depend upon the costs of such financing and the availability of attractive terms for additional financing. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations resulting in further operating and financing covenants that might restrict our ability to pay dividends to our shareholders. If we were to issue equity to meet our financing needs, it would dilute the holdings of our existing shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Compliance with new regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and derivative metals (referred to as "conflict minerals" regardless of their actual country of origin) in their products. These metals, which include tantalum, tin, gold and tungsten, may be present in our products as component parts. These requirements will require us to investigate whether these metals are in our products, and if so, disclose whether or not the conflict minerals that are used in the products originated from the Democratic Republic of the Congo or adjoining countries. There will be costs associated with these investigation and disclosure requirements, in addition to the potential costs of remediation and other changes to products, processes or sources of supply as a consequence of such activities. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement or if we are unable to replace any conflict minerals used in our products that are sourced from the Democratic Republic of the Congo or adjoining countries, as there may not be any acceptable alternative sources of the conflict minerals in question or alternative materials that have the properties we need for our products. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold. These changes could also have an adverse impact on our ability to manufacture and market our products.

Risks Related to our Location in Israel

As one of our manufacturing facilities is located in disputed territory sometimes referred to as the "West Bank," rising political tensions and negative publicity may negatively impact demand for our products or require us to relocate additional manufacturing activities to other locations, either of which may adversely affect our business.

One of our manufacturing facilities is located in Mishor Adumim, an industrial zone under Israel's authority and whose governing responsibility is the subject of dispute between Israel and the Palestinian Authority. Mishor Adumim is currently under Israeli jurisdiction and authority according to the Oslo Accords signed with the Palestinian Authority. There has recently been negative publicity, primarily in Western Europe, against companies with facilities in these disputed territories. A number of political groups have called for consumer boycotts of Israeli products originating in these disputed territories, including our products. Though we manufacture our products in other locations in Israel (Alon Tavor, Ashkelon, Kiryat Shmona, etc.) and elsewhere in the world, and are currently building a new manufacturing site in southern Israel, this may not persuade such political groups sufficiently to end their call to boycott our products. In addition, the Palestinian Authority has adopted legislation that may prohibit or restrict Palestinians from working for Israeli companies with productions facilities located in disputed territories. Further, recently there have been voices in the European Union and other countries calling to mark the country of origin of products produced in the disputed territories as being produced in Israeli settlements. For these reasons, we may in the future be required to transfer additional manufacturing activities to a location outside of the disputed territories, which may divert the attention of management, require the expenditure of significant capital resources and, depending on whether such move would be outside of a priority manufacturing area under Israeli tax law, may limit certain tax benefits. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We conduct operations in Israel and in a disputed territory sometimes referred to as the "West Bank," and therefore, political, economic and military instability in Israel and its region may adversely affect our business.

We are incorporated under the laws of the State of Israel, and our principal offices and a significant portion of our manufacturing facilities are located in Israel, and one of our manufacturing facilities is located in an industrial zone under Israel's authority and whose governing responsibility is the subject of dispute between Israel and the Palestinian Authority. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has caused security and economic problems in Israel. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009 and again in November 2012, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel.

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

One of our subsidiaries received investment grants and is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), and the Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. This subsidiary has been granted six separate encouragement of investment programs, of which one has been approved under the amendment to this law but it has not yet received tax benefits from this program. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and the criteria set forth in the specific certificate of approval. If this subsidiary does not meet these requirements, the tax benefits would be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Further, in the future, these tax benefits may be reduced or discontinued.

In April 2005 and January 2011, substantial amendments to the Investment Law became effective under which the criteria for new investments qualified to receive tax benefits were revised and, in some cases, companies were given the choice whether or not to opt into the new benefit regimes or to remain subject to the previous benefit regimes. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

It may be difficult to enforce the judgment of a U.S. court against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. None of our executive officers or directors is a resident of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a judgment of a U.S. court based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as our shareholder are governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law — Duties of shareholders.”

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may in the future elect to follow certain additional home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of the Nasdaq Global Select Market (the “Nasdaq Marketplace Rules”). We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G — Corporate Governance.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Provisions of our articles of association and of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B — Memorandum and Articles of Association — Acquisitions under Israeli law.” These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks Related to our Ordinary Shares and the Trading of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in our initial public offering (“IPO”) in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded as high as $79.72 per share and as low as $23.15 and is currently trading at $49.64 per share as of March 31, 2013.

In the recent past, stocks generally have experienced high levels of volatility. The trading price of our ordinary shares may fluctuate significantly. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. The market price for our ordinary shares is affected by a number of factors, some of which are beyond our control, including, without limitation:

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

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who currently cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our stock price to decline.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay dividends might be limited by the terms any future credit facility we may take containing terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10.E — Taxation — United States federal income taxation.”

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

The SodaStream brand has a history that dates back to the beginning of the 20th century with the forerunner of our machine being invented in London in 1903. During the 1970s and 1980s, the SodaStream home carbonation beverage system gained substantial popularity in certain markets. In 1998, Soda Stream Ltd. was acquired by Soda Club Enterprises NV, which, at the time, was its Israeli distributor.

In March 2007, Fortissimo Capital invested in us, and in connection with that investment, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises NV were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on the penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products, including being environmentally-friendly and wellness-promoting.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any legal business.

In March 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on the Nasdaq Global Select Market following our IPO.

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 70100 Israel and our telephone number is +972-3-976-2301. Our authorized representative in the United States and agent for service of process in the United States, SodaStream USA, Inc., is located at One Mall Drive, Cherry Hill, New Jersey 08002. Our website address is www.sodastream.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2012, 2011 and 2010 amounted to $38.2, million, $ 22.2.million and $8.6 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. We anticipate our capital expenditures in fiscal year 2013 to be for the expansion of our production capacity and capabilities, including the construction of our new manufacturing facility in southern Israel; improvements to and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems. We anticipate our capital expenditures in 2013 to be financed from the proceeds of our IPO in November 2010, our follow-on offering in April 2011, cash flow generated from current activities, utilization of existing unutilized credit lines and potentially from new credit lines.

B.	Business Overview

Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we continue to expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 6.0 million households who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. We currently sell our products through more than 60,000 retail stores in 45 countries, including 30 countries that we have entered since the beginning of 2007. In 2012, we added more than 10,000 new stores of which more than 5,000 stores were added in the United States for a total of approximately 15,000 stores in the United States. We distribute our products directly in 21 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

From 2010 through 2012, our revenues grew at a compound annual growth rate of 44.7% from $208.4 million to $436.3 million. We had net income of $12.6 million, $27.5 million and $43.9 million in 2010, 2011 and 2012, respectively. Similarly, from 2010 through 2012, our revenues from soda makers and exchangeable CO2 cylinders grew from $87.2 million to $185.9 million, while our revenues from sales of consumables grew from $113.4 million to $241.9 million. Our sales in the United States have increased from $4.4 million in 2007 to $143.0 million in 2012. Between 2007 and 2012, we further penetrated key existing markets, including Australia, the United Kingdom, France and Italy, where we previously had minimal presence.

Industry background

Our products address several long-term trends in global consumer behavior, including the rapidly growing popularity of environmentally-friendly (or “green”) products. In the United States, consumers have adopted more environmentally conscious behavior in recent years.

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

Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce between 30 and 130 liters of carbonated beverages, depending on the size. Such systems are typically sold in the United States at prices ranging from $79.95 for a basic plastic model that uses a plastic carbonation bottle, to $199.95 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

Soda makers.  We currently offer a broad range of soda makers. Our soda makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Except for one of our newest models, the "Revolution," our soda makers do not require electricity. The CO2 cylinder fits easily in a rear compartment and by the push of a button carbonates water. Our soda makers are sold in a variety of styles and CO2 cylinder sizes.

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

CO2 refills.  We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and pay only the price of the CO2. In some markets, direct home delivery and exchange is also available, and we use third-party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned, and refilled for distribution. We conduct CO2 refilling (including third-party facilities) in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay either $14.99 for a 60-liter CO2 refill or $29.99 for a 130-liter CO2 refill.

Carbonation bottles.  Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, are dishwasher-safe. For the high-end market, we offer two soda makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of carbonated soft drinks or sparkling water to be available at the same time. Consumers in the United States typically pay $19.99 for two additional plastic one liter carbonation bottles and $14.99 for two additional plastic half liter carbonation bottles or for one additional glass carbonation bottle.

Flavors.  We work closely with a leading international flavor and essence manufacturer who provides research and product development services, including sensory testing in order to constantly broaden and adapt the range of flavors to consumer tastes. Flavors come in a highly concentrated form, customized for our home beverage carbonation system. Flavors are usually sold in 500 ml or 750 ml bottles, which typically produce 12 or 18 liters of carbonated soft drinks. In 2012, we launched the SodaCaps that are single-serve disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored beverage each time and offering the consumer a new improved user experience. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. We also offer flavors that are designed to appeal to consumers of a range of leading carbonated soft drink brands, as well as “enhanced” flavors, including fruit, energy, isotonic and natural blends. Most flavors are available in both regular and diet versions, and we are increasingly producing a larger variety of natural and “enhanced” flavors (green tea essence, pomegranate, and vitamin-enhanced) to meet growing consumer demand in these areas. As part of our strategy, we recently entered into strategic co-branding transactions with Kraft Foods, Inc. relating to Crystal Light lemonade, Country Time lemonade and Kool-Aid, with Campbell Soup Company relating to V-8 Splash and V-8 Fusion and Ocean Spray Cranberries Inc. relating to cranberry-based beverages and other beverages. These collaborations allow us to offer our consumers a variety of well-known brands and flavors. As part of our focus on better-for-you beverages, we do not use high-fructose corn syrup in our flavors, and we offer diet versions without aspartame and saccharin. In addition, we address local tastes by producing flavors geared for individual markets such as ginger beer (South Africa), root beer (United States), must (Scandinavia) and chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns such as apple-cinnamon, vanilla-lemon, pear-honey, papaya-lime and mango-coconut. Consumer “starter kits” usually include flavor sample packs to provide the consumer with an opportunity to become acquainted with our flavors. Consumers in the United States typically pay between $4.99 or $9.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of carbonated soft drinks.

Other accessories.  We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through retail channels. We distribute our products in 45 markets, 21 directly and the remainder indirectly through our exclusive distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 60,000 stores worldwide, including many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well. Following our purchase of our Nordics distribution from Empire AB, in January 2012, and our Canadian distribution from Simply Ecological Products Ltd, in August 2012, we distribute our products directly in 21 countries.

Indirect markets

In 2007, we implemented a new distribution strategy and, in order to expedite penetration into certain new markets, we contracted with third-party distributors who facilitate distribution of our products. In 2012, our distributors accounted for 25% of our total revenues. The gross margin on sales is generally higher in markets where we distribute directly than markets in which we use third party distributors

Distributors sell to retailers in their relevant markets either through their own sales force or through wholesalers and agents, or a combination of these. Sales activities follow typical retail sales processes, including initial pitches and offers, periodic product range and price reviews, offers for seasonal or limited edition activities and promotions. Merchandising and demonstrations of the products are managed by the distributor in cooperation with the retailers. Delivery to retailer chains can be to central warehouses or to individual stores depending upon the specific agreements with the retailer.

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

When we evaluate potential distributors, we take into consideration several factors, including their experience with selling and marketing consumer products to retail channels; existing sales, logistics and distribution capabilities; current product portfolio; financial strength; and suitability to market our products. Distributors are given exclusivity over a particular territory for a given period, so long as they achieve certain requirements relating to minimum purchase amounts and marketing investments. These requirements are set by us after consultation with the distributor. We attempt to set realistic targets for the distributor that are achievable if the distributor dedicates sufficient resources to the distribution of our products. We work closely with our distributors to assist them in preparing and executing a multi-year strategy. Most distributors also operate e-commerce sites in their countries as well as our website in their local language. During the past five years, we significantly increased the number of countries where our products are sold by appointing exclusive distributors, including in Brazil, Chile, Colombia, Cyprus, Czech Republic, France, Hungary, Ireland, Italy, Japan, Malta, Mexico, Philippines, Portugal, Romania, Russia, Slovakia, Slovenia, South Korea, Taiwan and Ukraine.

We continue to penetrate new markets in collaboration with distributors. Factors that we consider in prioritizing which markets to enter include: the size of the carbonated soft drink and carbonated water market, per capita consumption of carbonated beverages, the perceived quality of the tap water, household demographics and environmental and health consciousness.

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and an option to renew; however, our contracts contain performance criteria to maintain exclusivity. Distributors are required to meet annual purchase targets defined as monetary amounts for the first year or two of the distribution contract, as well as to meet certain defined growth targets for each of the subsequent years until the end of the contract (usually five years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet their defined purchase targets can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given.

In addition to carrying a full selection of our products, the distributor also agrees to manage the reverse logistics needed for our customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders.

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

Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores, as well as over the Internet. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	Bed Bath & Beyond	Assorted Homeware
Auchan	Ahold	Best Buy	Automatic Centre
Boulanger	Argos	BJ’s	Betta
Carrefour	Auchan	Costco	Bing Lee
The Conrad Shops	Blue Square	Crate and Barrel	Bunnings
Coop	Clicks	El Palacio de Hierro	Clive Peeters
Cora	Cora	Home Outfitters	Coles
Costco	DartyDatart	JC Penney	Djones
Darty	FoodZone	Kitchen Collection	Globus
Edeka	Game	Kohl’s	Good Guys
Electrolux Home	General Trade	Le Gourmet Chef	Harris Scarfe
elGiganten	Globus	Liverpool	Harvey Norman
Elkedjan	Home Center	Linen Chest	IGA
Euronics	InterSpar	London Drugs	John Danks
Expert	John Lewis	Macy’s	Kmart
Harvey Nichols	Makro	Planet Organic	M10
ICA	Media Markt	Sam’s Club	Mitsukoshi
Intermarche	Media Saturn	Sears	Myers
InterSpar	Metro/Stax	Shopko	RetraVision
Harrods	OK Foods	Staples	SM
Jarnia John	Pick’n Pay National	Sur La Table	Target
Lewis	Planeo Partners	Target	Woolworth
Karstadt	Shield	The Bay	Takashimaya
Kasanova	Shoprite Checkers	Walmart
Kaufhof	Shufersal	Wegman's
Kaufland	SparTesco	Williams Sonoma
Leclerc
Media Markt
Media Saturn
Metro
Migros
OBI
OnOff
Real
REWE
Rossmann
Selfridges
SIBA

During 2012, we began selling our products at more than 10,000 additional retail stores with our home beverage carbonation system, bringing our total worldwide retail distribution to more than 60,000 stores. Our continuously increasing retail distribution is an important element in bringing our products to potential consumers and thereby generating the acquisition of our system by new customers. Additionally, we believe that the widespread availability and easy access to consumables (primarily gas refills and flavors) are key to securing ongoing customer retention and loyalty. Indeed, one of our most important competitive advantages is our strong network of retail distribution, in particular, that of our gas refill exchange program.

In addition, we intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold in each region. In 2012, we have continued to expand our presence in the United States and significantly increased the retail distribution of our products in the United States by adding more than 5,000 stores.

Marketing

Our marketing objective is to establish and position carbonated beverages created using our soda makers as an attractive alternative to canned and bottled carbonated soft drinks and to position the brand as desirable, yet accessible, as a mass market solution. Consumer demand activities are designed primarily to increase the installed base of soda makers as measured in terms of percentage household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (the CO2 refills, carbonation bottles and flavors). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations, in-store demonstrations, infomercials and our website to build brand awareness, educate new consumers about the benefits of home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of active user households in our markets. As an example, in the fourth quarter of 2011, more than 20,000 in-store demonstrations of our products were carried out in the United States, and we launched our first television commercial campaign in that market. During the first quarter of 2013, we aired our first ever Super Bowl commercial to reach more than 100 million viewers.. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

We challenge consumers to re-think the way they obtain carbonated drinks and consider home carbonation, specifically our home beverage carbonation system, as a viable alternative. This consumer education is done through various vehicles, including direct advertising, promotional activity, especially in-store demonstrations at the point of sale, and public relations campaigns and activities. We use both traditional media (TV, print and out-of-home) as well as digital media (pay-per-click, search engine optimization and affiliate marketing) in these efforts, as well as infomercials. We conduct surveys and use third-party tracking programs in order to track our household penetration, usage behaviors and consumer opinions across markets and to measure the success of our marketing activities over time.

Acquiring a new customer is only the beginning of a relationship with the customer. To this end, we continuously test and apply various marketing tools to improve customer retention. In addition to continuously offering the customer new flavors, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep the customer engaged. Moreover, seasonal flavors and “limited edition” promotional bottles are also directed at customer retention. Finally, we offer easy access to CO2 refills through mass distribution of our exchange cylinder program and direct-to-home delivery from web orders. We also encourage our consumers to purchase additional CO2 cylinders, which also contributes to keeping customers actively using our products over time. In certain markets, we have implemented customer loyalty programs that reward customers for repeat purchases.

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

Manufacturing and production

We manufacture most of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our customers receive quality products. We now manufacture our products in over 20 locations around the world. Most of our products are manufactured at our facilities in Mishor Adumim, in disputed territory sometimes referred to as the "West Bank," in Alon Tavor, in northern Israel, and in Ashkelon, on the Mediterranean coast of Israel. In the Mishor Adumim facility, we have various manufacturing functions, including metals, bottle blowing, machining, assembly, cylinder manufacturing, CO2 refills and cylinder retesting. In Alon Tavor, we have plastic injection, painting, carbonation parts assembly, printing and assembly. In Ashkelon, we manufacture the flavors that are distributed worldwide.

We also outsource the production of certain components of our products to subcontractors in Israel and in China. In addition, we conduct CO2 refilling in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We primarily manufacture our CO2 cylinders ourselves, but in certain cases we also purchase empty CO2 cylinders from other suppliers who have passed our rigorous safety standards. We have recently announced a strategic manufacturing agreement with Cott Beverages Inc., a subsidiary of Cott Corporation, to produce flavors made specifically for our carbonation system in their production facility in the United States.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet higher than expected demand in 2011 and 2012 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2014. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing an additional manufacturing facility in southern Israel. Pending the construction of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and by increasing the use of subcontractors for certain products and components.

We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that will be approximately 915,000 square feet. We expect to complete the first phase gradually within approximately 18 to 30 months from the commencement of construction. Upon completion of the first phase, the new site will have all production capabilities necessary to produce all of our products. The second phase will increase the capacity of the site. The total anticipated capital expenditures required for the construction is approximately $90.0 million of which the first phase is approximately $49.0 million. The new facility is being built in an industrial park that has provided governmental grants and is considered a priority manufacturing area, which provides tax benefits under Israeli law.

We manufacture our products in accordance with relevant safety and regulatory bodies around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing to ensure the quality of all of our products.

We use certain raw materials to manufacture our soda makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavor ingredients and sugar. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply. The cost of such raw materials has fluctuated in the past. We engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Product development

We maintain an active innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal as well as improved functionality and user experience. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles. Recently, we introduced the “Source,” an elegantly-designed soda maker by Yves Behar that combines beauty, functionality and efficiency, and the “Revolution,” a new, electrically powered innovative soda maker that offers many new features, such as “touch-button” activation, providing a choice of carbonation levels (low, medium, high, turbo), a “snap-n-lock” mechanism for easy bottle insertion and removal and an LED display indicating carbonation progress and CO2 usage status. We are continuously introducing new flavors, such as all-natural cola, root beer and ginger ale, and have increasingly expanded the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on better-for-you beverages, we do not use high-fructose corn syrup in our flavors and offer certain of our diet versions with Splenda® or with Stevia and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets. We have recently entered into strategic co-branding transactions with Kraft Foods, Inc. relating to Crystal Light lemonade, Country Time lemonade and Kool-Aid, with Campbell Soup Company relating to V-8 Splash and V-8 Fusion and Ocean Spray Cranberries Inc. relating to cranberry-based beverages, among others.

We constantly continue to innovate and improve our products, and are currently developing several new and improved soda makers and other products. Additionally, we launched a program in 2012 that we refer to as “Powered by SodaStream,” whereby we collaborate with third parties to become the CO2 providers for their carbonation devices. For example, in 2013, we partnered with Samsung, a leading home appliance brand, to launch the first ever refrigerator that offers sparkling water. In 2012, we partnered with Breville to develop and provide CO2 to their premium home carbonation system. We expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers when they need to purchase additional CO2 and other consumables, which would increase our household penetration base and generate higher-margin sales of consumables. We hope to expand this program to include the licensing of our proprietary carbonating technology to third parties.

In 2012, we introduced our SodaCaps that are innovative, patent pending, single-serve disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored beverage and an improved user experience.

In addition, in 2012, we also announced the AquaBar by Italian designer Stefano Giovannoni that is a point of use water station, which caters to a full range of home water needs, including sparkling water.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We have a variety of trademarks registrations and pending applications, patents and pending applications and design registrations and pending applications, some of which we acquired as part of our acquisition of certain assets of Wassermaxx in 2009. We rely on a combination of trademark and patent protection for our products, with a focus on trademarks. We are constantly seeking ways to protect our intellectual property through registrations in relevant jurisdictions. As our patent portfolio is limited, and as certain of the more basic patents on our technology have expired, we have increasingly turned to design registrations to protect the unique proprietary designs of our products. We have actively monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past, and we intend to continue to actively protect our intellectual property rights in the future to the fullest extent possible. We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. To protect our know-how and trade secrets, we generally require our employees with access to our know-how and trade secrets to enter into agreements acknowledging our ownership of all inventions and intellectual property rights that they develop during the course of their employment and to agree not to disclose our confidential information. In addition, we typically include non-compete and confidentiality provisions, as well as provisions acknowledging our ownership of all intellectual property rights, in our distributor and supplier agreements.

Competition

We face limited competition from manufacturers of other home soda makers in certain jurisdictions. Since we are active in the carbonated soft drink and sparkling water markets, we also compete with the large global beverage companies for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

We also face competition with respect to some of our consumables, in particular in our CO2 refill business and our flavors. Third parties may manufacture and refill cylinders that can be used with our soda makers. We have generally entered into agreements with distributors and retailers that prohibit third parties from refilling our empty cylinders. Notwithstanding such arrangements, a court ruling in Germany allows consumers, as well as retailers who are not party to written agreements with SodaStream, to refill cylinders with CO2 supplied by third parties. See “Item 8.A — Consolidated Statements and Other Financial Information — Legal proceedings.” We may in the future become subject to similar rulings in other jurisdictions. With respect to our flavors, we face competition from various companies that produce soft drink syrups and fruit-flavored mixes to add to sparkling or still water.

Although manufacturers of consumer products may enter the home beverage carbonation system market as the industry grows, we believe that it will be difficult for new entrants to provide a complete product system to consumers. In particular, we believe that the reverse logistics needed for our customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders at retail stores, currently comprised of a pool of several million cylinders globally, will be difficult and expensive for others to replicate.

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

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction, and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, Switzerland (SVTI), the United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to ten years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinder packaging bears the international “green diamond” symbol for a Class 102 product. In the United States and other jurisdictions, our cylinders are regulated as hazardous materials.

Facilities

Our headquarters in Airport City, Israel is comprised of approximately 28,308 square feet of office and warehouse space under a lease that terminates in April 2018. We also lease our Israeli manufacturing facilities. Our Mishor Adumim facility, in a disputed area which is often referred to as the “West Bank,” is comprised of 164,214 square feet of factory, warehouse and office space under a lease that terminates in July 2013. This is subject to automatic extension for five one-year periods unless we notify the lessor that we do not wish to extend the lease. Our facility in Alon Tavor, which is located in northern Israel, is comprised of 40,000 square feet of factory space and is subject to a lease that terminates in December 2049. Our Ashkelon facility, on the Mediterranean coast of Israel, is comprised of approximately 21,528 square feet of factory, warehouse and office space under a lease that terminates in March 2015. Our facility in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in August 2017. This location is used for sales and marketing activities as well as gas refilling. Additional gas refilling takes place in Australia, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States.

Our European commercial and logistics center is managed from Rijen, the Netherlands. We have marketing and sales subsidiary offices in Australia, Canada, Denmark, Finland, Germany, Israel, Italy, the Netherlands, Norway, South Africa, Sweden, Switzerland, the United Kingdom, and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

We have begun construction of an additional facility in the southern part of Israel. See “— Manufacturing and production.”

Seasonality

For a discussion of seasonality, please refer to “Item 5.A — Operating Results — Seasonality.”

C.	Organizational Structure

We were formed in March 2007, for the purpose of fully controlling Soda-Club Enterprises N.V. (“SCNV”). Our operational activities, our subsidiary SCNV and all the subsidiaries of SCNV (together referred to as the “Group” and individually as “Group companies” or “Group entities”) are managed by SCNV’s wholly owned subsidiary, SodaStream International B.V. (formerly Soda-Club International B.V.), registered in the Netherlands.

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 31, 2013:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
SodaStream Direct, LLC	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2 ) SA	Switzerland	100%
SodaStream (CO2 ) SA	Switzerland	100%
Soda-Club (CO2 ) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream (Switzerland) AG	Switzerland	100%
Soda-Club Worldwide BV Sp. Z.O.O Oddzial w polsce Branch	Poland	100%
SodaStream Worldwide Trading Company Branch	United Kingdom	100%
Soda-Club Worldwide BV Holland Filial (Sweden) Branch	Sweden	100%
SodaStream Nordics AB	Sweden	100%
Soda-Club Worldwide BV (France) Branch	France	100%
Soda-Club Worldwide BV (Greece) Branch	Greece	100%
SodaStream Professional S.r.l.	Italy	100%
SodaStream International BV Norwegian Branch	Norway	100%
SodaStream Denmark Branch Filial of SodaStream International BV, Holland	Denmark	100%
SodaStream International BV Branch in Finland	Finland	100%
SodaStream Canada Ltd.	Canada	100%

D.	Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B — Business Overview — Manufacturing and production,” “Item 4.B — Business Overview — Facilities” and “Item 5.A — Operating Results — Application of critical accounting policies and use of estimates — Property, plant and equipment.”

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

We currently sell our products through more than 60,000 retail stores in 45 countries, including 30 new countries that we have entered since the beginning of 2007. Following the purchase of our Nordics distribution from Empire AB, our former distributor, in January 2012, and the purchase of our Canadian distribution from Simply Ecological Products Ltd, our former distributor, in August 2012, we distribute our products directly in 21 countries and indirectly through local distributors in our remaining markets.

Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or selected other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish the positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

We have an attractive “razor/razor blade” business model, which is designed to increase sales of soda makers (the razor); and to generate recurring sales of higher-margin consumables, consisting of CO2 refills, carbonation bottles and flavors (collectively, the razor blades). As sales of our soda makers increase, we expect that the subsequent sales of related consumables will result in increased gross profits due to the higher gross margin associated with our consumables. However, in order to further develop our customer base, we plan to continue to focus on increasing our soda maker sales and expect soda maker sales to continue to be a growing component of our overall revenue. We therefore do not foresee a material overall increase in gross margin over the next few years.

Our revenue grew by 38.6% from $208.4 million in 2010 to $289.0 million in 2011 and by 51.0% to $436.3 million in 2012. The growth in 2012 was achieved by year-over-year growth in each of our regions, led by Asia-Pacific, in which revenue increased by 101.7% in 2012 compared to 2011. This was followed by the Americas in which revenue increased in 2012 by 88.0% compared to 2011, the majority of which came from the United States; Western Europe, in which revenue increased by 33.4% in 2012 compared to 2011; and CEMEA, in which revenue increased by 3.4% in 2012 compared to 2011. By product, our two major segments — soda makers and exchangeable CO2 cylinders, and consumables — delivered revenue growth of 48.0% and 54.1%, respectively, in 2012. Within the consumables product segment, in 2012, CO2 refills increased 24.0% to 16.5 million units, and flavors increased 49.0% to 28.1 million units.

We believe that our growth in revenue has been driven by our heightened focus on promoting soda maker sales in both existing markets and new markets to increase our installed base of soda makers, particularly in Western Europe, but also in North America and Asia-Pacific. The growth of our installed base of soda makers has in turn resulted in an increase in revenue from sales of consumables.

Our strategy is to expand our active installed base of soda makers by further penetrating existing markets and by entering new markets. We intend to continue initiating select marketing activities, including aggressive public relations campaigns, in-store demonstrations, TV advertising, point-of-sale advertising and regional and national media advertising campaigns in order to both inform consumers of our product offerings and test the effectiveness of various demand-creation vehicles. A key part of our strategy is to grow our revenue in the United States, which has become our largest individual market. We also plan on accelerating our efforts and devoting resources to increase our active customer base in all of our other markets.

A.	Operating Results

Key measures of our performance

Revenue

Our revenue consists primarily of sales of soda makers and recurring sales of higher-margin consumables, including CO2 refills, carbonation bottles and flavors. We derive revenue from the sale of goods to our customers, who may be consumers, retail partners or distributors, depending on the sales channel through which the goods are sold. The majority of our product distribution to our ultimate customers is through retail stores. Our distribution retail coverage includes many of the leading chain stores in the markets in which we operate. In some markets, we also distribute our soda makers and consumables directly to consumers through telephone service centers or the Internet.

We record revenue from sales of these items at the gross sales price, net of returns, trade discounts, rebates and provisions for estimated returns. We recognize revenue when the significant risks and rewards of ownership have been transferred to the buyer, collection of payment is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured accurately.

The following tables present our revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

(in thousands)	Year Ended December 31,
	2010	2011	2012
Soda makers and exchangeable CO2 cylinders	$87,177	$125,595	$185,875
Consumables	113,352	156,959	241,922
Other	7,885	6,399	8,519
Total	$208,414	$288,953	$436,316

	Year Ended December 31,
	2010	2011	2012
Soda makers and exchangeable CO2 cylinders	41.8%	43.5%	42.6%
Consumables	54.4	54.3	55.4
Other	3.8	2.2	2.0
Total	100.0%	100.0%	100.0%

We believe that the number of soda makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of soda maker units sold is indicative of the growth of our customer base and the number of CO2 refills sold is indicative of consumables sales to our active customer base. The number of soda maker units that we sold in 2012 increased by 82.0% compared to 2010 and the number of CO2 refills increased by 60.0%. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately six million households who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We believe that the sale of every soda maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each soda maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenue category above referred to as “soda makers and exchangeable CO2 cylinders.” A customer would not typically need to purchase a CO2 refill, which is recorded in the sales category above referred to as “consumables,” for several months. Consequently, our general historical experience is that the initial growth in consumables after we enter a new market is slower than growth in soda maker sales, but that the sale of consumables increases correspondingly once we have established an active customer base. This may results in a lag between the growth in soda maker sales and growth in the sales of consumables.

While we anticipate that this trend will continue, a variety of factors, including customer retention rates, the growth of our reverse logistics network, weather and competition could affect our results in the future. Our distributors operate in a number of our more mature markets and, in particular, one country in Western Europe that accounts for a little over 10% of our revenue contributes a significantly higher proportion of our operating income. In some of the markets in which our products are sold, we operate through local distributors. Distributors are required to meet annual purchase targets defined as monetary amounts for the first or second year of the distribution contract, as well as defined growth targets for each of the subsequent years until the end of the contract (usually five years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet the defined purchase targets stated in the contract (the annual purchase targets) can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given.

Cost of revenue and gross margin

Our cost of revenue consists primarily of raw materials and components, as well as production and production-related labor, freight costs and other direct and indirect production costs. We require certain raw materials to manufacture our soda makers, exchangeable CO2 cylinders, carbonation bottles and flavors, including, in particular, aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrate. In addition, cost of revenue includes the cost of delivery from the production site to the distribution warehouse. When we sell products to our third-party distributors, they usually collect their orders from our warehouses and bear the cost of delivery. We have opened regional refilling stations and plan to open additional regional refilling stations in new markets to lower the freight costs of filling exchangeable CO2 cylinders.

Gross profit and gross margin are influenced by each of the following factors:

•	The gross margins of our consumables are typically higher than the gross margin of our soda makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenue, thus increasing overall gross margins.

•	The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will have a better ability to increase revenue in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenue from these markets increases.

•	Our cost of revenue, and therefore our gross profit, is impacted by several factors, including the commodity prices of aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; and fuel prices, which affect our freight costs.

•	Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to U.S. Dollar/Euro and U.S. Dollar/NIS currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar, Euro and NIS a significant portion of our material purchasing and production costs and operational expenses. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost increases. During 2012, price changes did not have a material impact on our gross margin.

•	We continuously seek to reduce the cost of production, through engineering and purchasing optimization, without compromising the quality of our products. The success of such cost reduction activities in the past has resulted in lower production costs and improved gross margins. We expect these activities and related cost savings to continue. However, new and advanced versions of our products may increase our production costs and reduce our gross margin.

•	If our overall revenue grows, certain manufacturing costs, which are fixed in nature, such as the cost of production management and engineering employees, will constitute a smaller percentage of our overall cost of revenue and will positively affect our gross margin.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs and commissions.

Our warehousing and distribution expenses principally consist of the cost of delivering our products to our customers’ premises (home, office, warehouse or other location as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries we also deliver our products directly to our customers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries, and the collection of the empty exchangeable CO2 cylinders. In many cases, we are able to pass some delivery costs on to customers.

Our advertising and promotional expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relation expenses. As we intend to invest in increasing our active customer installed base, particularly in the United States, we expect sales and marketing expenses in general, and advertising expenses in particular, to increase in absolute terms.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, rental fees and building maintenance, communications and support costs as well as legal, professional advisors and audit and review costs. As we expand our installed base of active customers, primarily in our direct sales markets, and in particular, in the United States, we expect our administrative expenses to increase, mainly due to the additional information technology and finance resources required for supporting our business growth.

Other income, net consists primarily of rental income and capital gains and losses.

Financial expenses (income), net, consists primarily of (i) borrowing costs, (ii) unwinding of discounts on provisions, (iii) foreign currency exchange expenses, and (iv) losses on derivative instruments. These expenses are offset against (i) interest income on our interest bearing deposits, (ii) foreign currency exchange income and (iii) gains on derivative instruments.

Corporate taxes

The regular corporate tax rate in Israel in 2013 and subsequent years is 25%. The Israeli corporate tax rate for the 2012 and 2011 tax year was 25% and 24%, respectively. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives, such as reduced tax rates ranging from 0% to 10%. One of our Israeli subsidiaries received “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments — 1959. The benefits period of an investment program that was approved in December 1999 ended at the end of the 2012 tax year. This investment program provided a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant for part of the approved investment.. The benefit period for this program will be ten years (with a tax exemption for two years and a reduced tax rate for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets. The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the regular corporate income tax rate in Israel as detailed above.

Under this and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. For more information about the tax benefits available to us as an approved enterprise, see “Item 10.E — Taxation.”

Over the course of our business operations, we have accumulated net operating loss carry forwards for tax purposes amounting to approximately $35.6 million as of December 31, 2012.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws and regulations. Taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created. During 2012, we reached agreements with the tax authorities in some of the jurisdictions in which we operate. Following our entry into such agreements, we have adjusted the tax provision.

Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position.

We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors for setting our tax liability, in particular, our transfer pricing policy and net operating loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 10% and 20% of our income before income tax. There can be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Share-based compensation

During the year ended December 31, 2012, we granted options to purchase 604,400 ordinary shares under our equity incentive plan. The total amount of share-based compensation derived from the options granted in the year ended December 31, 2012 was $12.4 million. The expense will be recognized over the vesting period. The total amount recognized with respect to the 2012 grants was $1.6 million.

Segment results

As we have rapidly entered new markets over the past few years, we have begun to review our performance in distinct operating segments representing geographical regions. Each region has similar characteristics relevant to our business and usually includes several markets in which we sell our products.

The sales of our products in each market are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performances of these markets are provided periodically and consolidated for presentation to our board of directors, which acts as our Chief Operating Decision Maker (the “CODM”).

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all the segments are similar and generally produced at the same production sites. The identified segments are:

•	The Americas consists of the United States and other markets in North America, Central America and South America, which are significantly influenced by the consumption culture of the United States and characterized by a very high consumption of carbonated soft drinks.

•	Western Europe consists of our markets in western and northern Europe, which are characterized by high standards of living and high price levels. Some of these markets also consume relatively high volumes of sparkling water as compared to carbonated soft drinks.

•	Asia-Pacific consists of our markets in Australia and New Zealand, together with our new markets in East Asia, including Japan and South Korea, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

•	Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. These markets tend to be characterized by a lower price level in comparison to the other geographic markets in which we operate.

The following table presents our revenue, by segment for the periods presented, as well as income (loss) before income tax from each segment:

(in thousands)	The Americas	Western Europe	Asia-Pacific	CEMEA	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2010
Revenue	40,945	129,369	12,847	25,253	208,414	-	208,414
Reportable income (loss) before income tax	(5,414)	27,124	2,871	3,049	27,630	(12,715)	14,915
Year ended December 31, 2011
Revenue	83,894	153,174	21,010	30,875	288,953	-	288,953
Reportable income (loss) before income tax	409	44,862	4,894	6,586	56,571	(25,893)	30,858
Year ended December 31, 2012
Revenue	157,705	204,332	42,367	31,912	436,316	-	436,316
Reportable income (loss) before income tax	8,565	49,196	11,085	4,225	73,071	(28,474)	44,597

The following table presents the segments' revenue, as a percentage of total revenue:

	Year Ended December 31,
	2010	2011	2012
The Americas	19.6%	29.0%	36.1%
Western Europe	62.1	53.0	46.9
Asia-Pacific	6.2	7.3	9.7
CEMEA	12.1	10.7	7.3
Total	100.0%	100.0%	100.0%

One of our customers in the Americas accounted for 12.4% of our total revenue in 2011. One of our distributors in Western Europe accounted for 10.8% of our total revenue in 2012, and another distributor in Western Europe accounted for 13.1% of our total revenue in 2010.

Revenue from customers located in Israel amounted to $10.5 million in 2010, $9.1 million in 2011 and $10.4 million in 2012. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenue in the Americas increased by $73.8 million, or 88.0%, to $157.7 million in 2012 from $83.9 million in 2011. This increase is primarily attributable to continued growth in household penetration in the United States. Revenue in the Americas increased by $42.9 million, or 104.9%, to $83.9 million in 2011 from $41.0 million in 2010. This increase was primarily attributable to increased distribution, broader product selection at retailers and additional investments in consumer marketing.

Income before income tax in the Americas increased by $8.2 million to $8.6 million in 2012 from $0.4 million in 2011. Income before income tax in the Americas was $0.4 million in 2011 as compared to loss before income tax of $5.4 million in 2010. These increases were mainly due to increases in revenue.

Western Europe

Revenue in Western Europe increased by $51.1 million, or 33.4%, to $204.3 million in 2012 from $153.2 million in 2011. This increase is primarily attributable to increased sales in France and Germany as well as the change to direct distribution in the Nordics since the beginning of 2012, with such change contributing approximately $16 million to the revenue increase in the region. Revenue in Western Europe increased by $23.8 million, or 18.4%, to $153.2 million in 2011 from $129.4 million in 2010. This increase was primarily attributable to accelerated growth in France and the United Kingdom, as a result of our growth strategy, including increased retail distribution, new product introductions and marketing investments, as well as more modest, yet steady growth in Germany, Switzerland and the Nordics, driven primarily by demand for our high margin consumables.

Income before income tax in Western Europe increased by $4.3 million, or 9.7%, to $49.2 million in 2012 from $44.9 million in 2011. This relatively smaller increase in income before income tax as compared to the increase in the product mix, primarily a higher portion of soda makers with relatively lower gross margin than consumables. Income before income tax in Western Europe increased by $17.8 million, or 65.4%, to $44.9 million in 2011 from $27.1 million in 2010. This was mainly due to the leveraging of fixed costs with higher revenue, increases in the proportion generated from markets with higher margins and changes in the product mix.

One market in Western Europe that accounts for a little over 10% of our revenue contributed a higher proportion of our operating profit than our other markets.

Asia-Pacific

Revenue in Asia-Pacific increased by $21.4 million, or 101.7%, to $42.4 million in 2012 from $21.0 million in 2011.This increase is primarily attributable to increased sales in Japan, Australia and South Korea. Revenue in Asia-Pacific increased by $8.2 million, or 63.6%, to $21.0 million in 2011 from $12.8 million in 2010. This increase was mainly due to an increase in our installed soda maker base in the Australian market and our entry into new markets in Asia.

Income before income tax in Asia-Pacific increased by $6.2 million, or 126.5%, to $11.1 million in 2012 from $4.9 million in 2011. Income before income tax in Asia-Pacific increased by $2.0 million, or 70.5%, to $4.9 million in 2011 from $2.9 million in 2010. These increases resulted from the increase in revenue.

CEMEA

Revenue in CEMEA increased by $1.0 million, or 3.4%, to $31.9 million in 2012 from $30.9 million in 2011. Revenue in CEMEA increased by $5.6 million, or 22.3%, to $30.9 million in 2011 from $25.3 million in 2010. These increases were primarily attributable to continued growth in certain of our markets in the region, primarily Israel in 2012 and the Czech Republic in 2011.

Income before income tax in CEMEA decreased by $2.4 million, or 35.8%, to $4.2 million in 2012 from $6.6 million in 2011. This was mainly due to higher marketing expenses and changes in the product mix, primarily a higher portion of soda makers with relatively lower gross margin. Income before income tax in CEMEA increased by $3.5 million, or 116.0%, to $6.6 million in 2011 from $3.1 million in 2010. This increase was mainly due to increases in revenue.

Results of operations

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue increased by $147.3 million, or 51.0%, to $436.3 million in 2012 from $289.0 million in 2011. This growth was attributable primarily to an increase of 29.1% in the volume of soda makers sold to 3.5 million in 2012, compared to 2.7 million in 2011. CO2 refills increased by 24.0% to 16.5 million units in 2012 from 13.3 million units in 2011 and flavors increased by 49.0% to 28.1 million units in 2012 from 18.9 million in 2011, primarily due to the expansion of our active installed soda maker base. By segment, the key regions of revenue growth were the Americas, with an increase of $73.8 million, and Western Europe, with an increase of $51.1 million. Revenue from Asia-Pacific and from CEMEA increased by $21.4 million and $1.0 million, respectively.

Gross profit increased by $78.3 million, or 61.1%, to $235.8 million in 2012 from $157.5 million in 2011. Gross profit as a percentage of revenue, or gross margin, decreased by 0.5% to 54.0% in 2012 compared to 54.5% in 2011. The decrease was primarily due to a higher dependency on subcontractors and expedited shipments, including the air freight for raw materials and finished goods mainly to support the Source soda maker launch and to fulfill better than expected overall demand. This negative impact on gross margin was partially offset by an increase in direct distribution that accounted for 75% of total revenue in 2012 compared to 63% in 2011. The increase in direct distribution is mainly due to growth in U.S. revenue and the shift to direct distribution in the Nordics.

Sales and marketing expenses increased by $53.8 million, or 54.3%, to $153.0 million in 2012 from $99.2 million in 2011. As a percentage of revenue, sales and marketing expenses increased to 35.1% in 2012 from 34.3% in 2011. This increase was primarily attributable to increased advertising and promotional expenses, mainly to support our continued retail expansion in the United States.

General and administrative expenses increased by $8.0 million, or 26.6%, to $37.8 million in 2012 from $29.8 million in 2011. As a percentage of revenue, general and administrative expenses decreased to 8.7% in 2012 from 10.3% in 2011. This improvement was driven by leveraging fixed expenses on higher revenue, partially offset by additional expenses associated with the Nordics and Canada distributor acquisitions. General and administrative expenses in 2012 also included additional share-based compensation expense associated with the adoption of a new long-term incentive plan for our chief executive officer.

Other income increased by $0.3 million to $0.5 million in 2012 from $0.2 million in 2011, due primarily to capital gains from the sale of property, plant and equipment in 2012.

Total financial expenses, net was $0.9 million in 2012 compared to income of $2.2 million in 2011. This was mainly due to net interest expense of $0.2 million in 2012 compared to net income of $1.5 million in 2011, mainly reflecting the decrease in the interest earned on our U.S. Dollar deposits and the impact of foreign exchange rates on assets and liabilities denominated in currencies other than the U.S. Dollar.

Income tax expense decreased by $2.6 million to $0.7 million in 2012 from $3.4 million in 2011. Our effective tax rate for 2012 was 1.7% compared to 10.9% for 2011. The decrease in our effective tax rate was primarily attributable to an adjustment of a tax provision that resulted from agreements with the tax authorities in some of our jurisdictions and the utilization of expenses for taxable purposes.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue increased by $80.6 million, or 38.6%, to $289.0 million in 2011 from $208.4 million in 2010. This growth was attributable primarily to an increase of 41.0% in the volume of soda makers sold to 2.7 million in 2011 compared to 1.9 million in 2010. CO2 refills increased by 29.1% to 13.3 million units in 2011 from 10.3 million units in 2010 and flavors increased by 36.5% to 18.9 million units in 2011 from 13.8 million in 2010, primarily due to the expansion of our active installed customer base. By segment, the key regions of revenue growth were the Americas, with an increase of $42.9 million, and Western Europe, with an increase of $23.8 million. Revenue from Asia-Pacific and from CEMEA increased by $8.2 million and $5.6 million, respectively.

Gross profit increased by $45.2 million, or 40.2%, to $157.5 million in 2011 from $112.3 million in 2010. Gross profit as a percentage of revenue, or gross margin, increased by 0.6% to 54.5% in 2011 compared to 53.9% in 2010. This increase was mainly due to an increase in the proportion of U.S. revenue and the leveraging of fixed costs on higher revenue, which was partially offset by product mix, the foreign exchange impact and commodity prices.

Sales and marketing expenses increased by $25.2 million, or 34.0%, to $99.2 million in 2011 from $74.0 million in 2010. As a percentage of revenue, sales and marketing expenses decreased to 34.3% in 2011 from 35.5% in 2010. These changes were attributable primarily to increased advertising and promotional expenses, mainly to support our continued retail expansion in the United States and holiday sales in other markets, including the United Kingdom, France and the Czech Republic.

General and administrative expenses increased by $5.8 million, or 24.0%, to $29.8 million in 2011 from $24.0 million in 2010. As a percentage of revenue, general and administrative expenses decreased to 10.3% in 2011 from 11.5% in 2010. The general and administrative expenses included non-recurring management fees paid to Fortissimo Capital of $3.0 million (including a one-time termination payment of $2.3 million) in 2010. These management fees were terminated at the time of our IPO. Recurring administrative expenses increased to $29.8 million in 2011 from $21.0 million in 2010, primarily due to share-based compensation charges that increased to $5.4 million in 2011 from $1.3 million in 2010 and an increase in our information technology department’s and headquarter’s expenses required to support our expansion, particularly in the United States, as well as the additional expenses for supporting our public company status.

Other income decreased by $0.1 million to $0.2 million in 2011 from $0.3 million in 2010, primarily due to capital gains from the sale of property, plant and equipment in 2010 not recurring in 2011.

Total financial income, net increased by $1.8 million to $2.2 million in 2011 from $0.4 million in 2010, primarily due to interest expense (income), net, which was income of $1.5 million in 2011 as compared to a net expense of $1.9 million in 2010, mainly due to interest on our interest bearing deposits and lower debt balances, and to the impact of foreign exchange rates on assets and liabilities denominated in currencies other than the Euro.

Income tax expense increased by $1.1 million to $3.4 million in 2011 from $2.3 million in 2010. Our effective tax rate for 2011 was 10.9% compared to 15.4% for 2010. The decrease in our effective tax rate was primarily the result of geographical income distribution, transfer prices structure and the utilization of taxable losses.

Seasonality

Historically, we have recognized a somewhat larger share of our revenue in the second quarter of the year, driven by increased sales volume in preparation for the warm summer months. The fourth quarter is also generally stronger than the first and third quarters as a result of increased sales associated with holiday shopping, and in any given year, the fourth quarter may be the quarter with the highest revenue. In 2011 and 2012, this seasonality was not reflected in our quarterly sales as sales in the third quarter were higher than in the second quarter, which was as a result of continued growth of our installed customer base in our new and fast growing markets.

Our revenue may also be impacted by the effect of the weather. Specifically, in periods when the weather is warmer than usual our revenue would likely increase, and in periods when the weather is colder than usual our revenue would likely decline.

In the short term, due to our expansion in certain markets, our revenue may increase in each quarter of a given year, and we may find the fourth quarter to be our highest revenue-generating quarter in a given year, thereby changing the seasonality fluctuations described above.

Our operating expenses and, therefore, our overall margins are also seasonally impacted. Specifically, we typically increase our advertising and promotional expenditures in the second and fourth quarters. Consequently, our overall operating income may be lower in these quarters.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2012. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
Consolidated statements of operations data:
Revenue	$58,506	$69,104	$75,655	$85,688	$87,868	$103,019	$112,482	$132,947
Cost of revenue	27,215	32,491	35,152	36,549	39,505	47,016	51,531	62,439
Gross profit	31,291	36,613	40,503	49,139	48,363	56,003	60,951	70,508
Operating expenses:
Sales and marketing	17,139	22,469	23,129	36,432	27,268	37,083	35,825	52,833
General and administrative	7,513	7,290	7,605	7,422	9,641	9,225	8,741	10,160
Other income, net	(42)	(39)	(40)	(38)	(39)	(41)	(54)	(350)
Total operating expenses	24,610	29,720	30,694	43,816	36,870	46,267	44,512	62,643
Operating income	6,681	6,893	9,809	5,323	11,493	9,736	16,439	7,865
Total financial expense (income), net	182	(914)	(1,115)	(304)	7	152	523	254
Income before income taxes	6,499	7,807	10,924	5,627	11,486	9,584	15,916	7,611
Income tax expense (tax benefit)	1,012	1,239	816	306	1,375	134	(850)	78
Net income for the period	$5,487	$6,568	$10,108	$5,321	$10,111	$9,450	$16,766	$7,533

	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
As a percentage of revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	53.5	53.0	53.5	57.3	55.0	54.4	54.2	53.0
Operating expenses:
Sales and marketing	29.3	32.5	30.6	42.5	31.0	36.0	31.8	39.7
General and administrative	12.8	10.5	10.1	8.7	11.0	9.0	7.8	7.6
Other income, net	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.3)
Total operating expenses	42.1	43.0	40.6	51.1	42.0	44.9	39.6	47.1
Net income for the period	9.4%	9.5%	13.4%	6.2%	11.5%	9.2%	14.9%	5.7%
As a percentage of full year results:
Revenue	20.2%	23.9%	26.2%	29.7%	20.1%	23.6%	25.8%	30.5%
Gross profit	19.9	23.2	25.7	31.2	20.5	23.8	25.8	29.9
Operating expenses:
Sales and marketing	17.3	22.7	23.3	36.7	17.8	24.2	23.5	34.5
General and administrative	25.2	24.4	25.5	24.9	25.5	24.5	23.1	26.9
Other income, net	(26.2)	(24.6)	(25.4)	(23.8)	(8.0)	(8.5)	(11.2)	(72.3)
Total operating expenses	19.1	23.1	23.8	34.0	19.4	24.3	23.4	32.9
Net income for the period	20.0%	23.9%	36.8%	19.3%	23.1%	21.5%	38.2%	17.2%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, and as of December 31, 2012 and 2011 included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

As described in note 3K to our audited consolidated financial statements included elsewhere in this annual report, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The exchanging and refilling of exchangeable CO2 cylinders is a critical component of our operations and, since inception, we have developed various methods to protect our rights over the manufacturing, trading and refilling of our exchangeable CO2 cylinders. In this regard, our primary objective has been to assert that we maintain legal ownership over the exchangeable CO2 cylinders, while establishing the appropriate business and legal framework in each of our markets for trading and refilling activities related to the exchangeable CO2 cylinders.

The provision of exchangeable CO2 cylinders to customers is treated as a final sale and the related income is recorded. In certain circumstances, where no full cylinder is being exchanged for a returned cylinder, we have an obligation to provide a refund upon request for the returned exchangeable CO2 cylinder. The amount of the refund varies from country to country, from customer to customer (retailer, distributor and end consumer) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers, and the refundable amounts are recorded as a reduction of revenue.

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

Inventory

For financial reporting purposes, we evaluate our inventory to ensure it is carried at the lower of cost or net realizable value. Provisions are made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted at each location. Provisions for slow moving and obsolete inventories are assessed by each country as part of their ongoing financial reporting. Obsolescence is assessed based on a comparison of the level of inventory held to projected future sales. Future sales are assessed based on historical experience and adjusted where we will no longer continue to manufacture the particular item. To the extent that future events impact the salability of inventory, these provisions could vary significantly. For example, changes in specifications or regulations may render certain inventory, previously considered to have a realizable value in excess of cost, obsolete and require such inventory to be fully written off. Inventories include exchangeable CO2 cylinders that are provided to customers. Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by us to facilitate the exchange program are included in property, plant and equipment.

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 18.6% of total assets as of December 31, 2012 as compared to 15.3% in 2011. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represent approximately 29% of our total property, plant and equipment.

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

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible assets and property, plant and equipment accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cash flows or a different selection of an appropriate discount rate or long-term growth rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence, materially different amounts would be reported in the financial statements.

Income tax

Income tax comprises the taxes levied on taxable income in the individual countries and the changes in deferred tax assets and liabilities. The income taxes recognized are reflected at the amounts likely to be payable under the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date.

In compliance with IAS 12 (Income Taxes), deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet prepared according to IFRS and those in the balance sheet drawn up for tax purposes. Deferred taxes are also recognized for consolidation measures and for tax loss carry forwards likely to be realizable. Deferred tax assets relating to deductible temporary differences, tax credits and tax loss carry forwards are recognized where it is sufficiently probable that taxable income will be available in the future to enable the tax loss carry forwards to be utilized. Deferred tax liabilities are recognized on temporary differences taxable in the future. Deferred taxes are calculated at the rates which, on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date, are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority. The effects of changes in tax rates or tax law on deferred tax assets and liabilities are generally accounted for in the period in which the changes are substantively enacted. Such effects are normally recognized in the statement of operations. Effects on deferred taxes previously recognized in other comprehensive income are reflected in other comprehensive income. The probability that deferred tax assets resulting from temporary differences or loss carry forwards can be utilized in the future is the subject of forecasts by the individual consolidated companies regarding their future earnings situation and other parameters. The deferred tax liabilities recognized on planned dividend payments by subsidiaries depend on assumptions regarding the future earnings situation of the subsidiaries concerned, their future financing structure and other factors. Changes in the assumptions or in circumstances may necessitate adjustments that result in allocations to deferred taxes or reversals thereof.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. Share-based compensation expense in 2012 was $6.2 million. The fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (based on weighted average historic volatility of comparable companies over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Change in reporting currency

Beginning with the period commencing on January 1, 2012, we changed our reporting currency to the U.S. Dollar. Previously, we had presented our annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euros. Our change in reporting currency is to better reflect the importance of the U.S. market to our current and future business plans.

The comparative periods were translated (restated) into the new reporting currency using the exchange rate as of January 1, 2012 of €1.00 = $1.2973.

Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2012 and have not been applied in preparing our consolidated financial statements as of that date:

•	IFRS 9 (2010) Financial Instruments (referred to below as “IFRS 9”). IFRS 9 replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities. In accordance with IFRS 9, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, IFRS 9 allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. IFRS 9 generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss.

•	IFRS 9 is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the standard. IFRS 9 is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9. We are assessing the effects of adopting IFRS 9 on our financial statements.

•	IFRS 10 Consolidated Financial Statements, a new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities (referred to below as “IFRS 10”). IFRS 10 introduces a new single control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees. According to IFRS 10, de facto power is to be considered when assessing control, which means that the existence of effective control of an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The requirements of IAS 27 will continue to be valid only for separate financial statements.

•	IFRS 11 Joint Arrangements (referred to below as “IFRS 11”). IFRS 11 classifies joint arrangements as joint operations or as joint ventures on the basis of the rights and obligations of the parties to the arrangement. Joint ventures, which are all the joint arrangements structured in a separate vehicle in which the parties with joint control have rights to the net assets of the joint arrangement, shall only be accounted for using the equity method (the option to apply the proportionate consolidation method has been eliminated). In addition, IFRS 11 amends IAS 28 Investments in Associates. The amendment eliminates the existing requirement to re-measure the existing or retained interest in the investment to fair value at a transition from significant influence to joint control and vice versa, and provides that IFRS 5 applies to an investment, or a portion of an investment, that meets the criteria to be classified as held for sale.

•	IFRS 12 Disclosure of Involvement with Other Entities (referred to below as “IFRS 12”). IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The suite of standards is applicable retrospectively for annual periods beginning on or after January 1, 2013 (other than certain relief in the transitional provisions). We believe that it will not have a material effect on our financial statements.

•	IFRS 13 Fair Value Measurement (referred to below as “IFRS 13”). IFRS 13 replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs.

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied for comparative information for periods before its initial application. We are assessing the effects of adopting IFRS 13 on our financial statements.

•	Amendment to IAS 1 Presentation of Financial Statements (referred to below as “IAS 1”). The amendment to IAS 1 changes the presentation of items of other comprehensive income (“OCI”) in the financial statements so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. The amendment to IAS 1 is applicable retrospectively for annual periods beginning on or after July 1, 2012.

•	Amendment to IFRS 7 Financial Instruments: Disclosures (referred to below as “IFRS 7”). The amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or are subject to master netting agreements or similar agreements. The amendment to IFRS 7 is applicable retrospectively for annual periods beginning on or after January 1, 2013.

•	Amendment to IAS 32 Financial Instruments: Presentation (referred to below as “IAS 32”). The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties.

The amendment to IAS 32 is applicable retrospectively for annual periods beginning on or after January 1, 2014. Early application of the amendment to IAS 32 is permitted subject to the concurrent application of the amendment to IFRS 7. The amendment to IAS 32 is not expected to have a material effect on our financial statements.

B.	Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital increased by $16.8 million to $95.1 million as of December 31, 2012 from $78.3 million as of December 31, 2011. The increase in working capital was funded primarily from cash and cash equivalents on hand. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our revolving credit and long-term debt facilities. Following our IPO and follow-on offering, our working capital and capital investment needs are funded mainly by our cash and cash equivalents. Our capital investments have included the following: the expansion of our production capacity and capabilities; improvements and the expansion of our distribution and corporate facilities to support our growth; and investments and improvements in our information technology systems.

Since 2007, our inventory strategy has included increasing inventory levels to meet anticipated consumer demand for our products. This includes maintaining an inventory of soda makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the next three months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons. In 2011 and 2012, we continued to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process. Based on these initiatives and new systems, and processes that we intend to implement, inventory may continue to increase, but at a rate lower than the rate of growth of revenue.

As of December 31, 2012, available borrowings under our credit facilities totaled $9.7 million, of which none was being utilized. These facilities are currently provided by banks in Israel.

We may require new borrowings or additional capital to meet our capital expenditure requirements and liquidity needs and future growth requirements.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2010	2011	2012
Net cash from (used in) operating activities	$(10,634)	$(8,187)	$37,177
Net cash used in investing activities	(7,103)	(58,558)	(9,228)
Net cash from (used in) financing activities	80,576	32,874	(983)

Cash from (used in) operating activities

Operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include mainly depreciation and amortization, unrealized financial gains and losses, share-based compensation and non-cash movements in our income tax provision and deferred taxes. In addition, operating cash flows include the effect of changes in operating assets and liabilities, principally inventories, trade and other receivables, trade payables and accrued expenses.

Cash from operating activities was $37.2 million in 2012 as compared to cash used in operating activities of $8.2 million in 2011. This was primarily due to an increase in net income by $16.4 million to $43.9 million in 2012 from $27.5 million in 2011, an increase in an adjustment to net income for a non-cash item by $5.7 million to $14.7 million in 2012 from $9.0 million in 2011 and a decrease in net cash outflows to working capital by $23.3 million to $21.4 million in 2012 from $44.7 million in 2011. Adjustments to net income for non-cash items increased in 2012 as compared to 2011 primarily due an increase in depreciation and amortization, an increase in interest expense (income), net and an increase in non-cash share-based compensation expense, which was partially offset by a decrease in income tax expense. The decrease in cash outflows related to working capital was primarily driven by an increase in trade payables of $40.0 million in 2012 compared to $4.3 million in 2011, an increase in provisions and other current liabilities of $14.9 million compared to a $0.8 million decrease in 2011, partially offset by an increase in trade and other receivables of $49.4 million in 2012 compared to $22.7 million in 2011 and an increase in inventories of $26.8 million in 2012 compared to $25.5 million in 2011.

Cash used in operating activities decreased by $2.4 million to $8.2 million in 2011 from $10.6 million in 2010. This was primarily due to an increase in net income by $14.9 million to $27.5 million in 2011 from $12.6 million in 2010 and an increase in an adjustment to net income for a non-cash item by $6.8 million to $9.0 million in 2011 from $2.2 million in 2010, which was partially offset by an increase in net cash outflows to working capital by $19.3 million to $44.7 million in 2011 from $25.4 million in 2010. Adjustments to net income for non-cash items increased in 2011 as compared to 2010 primarily due an increase in non-cash share-based compensation expense, an increase in depreciation and amortization and an increase in income tax expense, which was partially offset by a decrease in interest expense (income), net. The increase in cash outflows related to working capital was primarily driven by an increase in inventories of $25.5 million in 2011 compared to $23.8 million in 2010, an increase in trade payables of $4.3 million in 2011 compared to $16.1 million in 2010 and a decrease in provisions and other current liabilities of $0.8 million compared to a $6.0 million increase in 2010, partially offset by an increase in trade and other receivables of $22.7 million in 2011 compared to $24.6 million in 2010.

Cash used in investing activities

Cash used in investing activities decreased by $49.4 million to $9.2 million in 2012 from $58.6 million in 2011, primarily as a result of proceeds from bank deposits, compared to investing in bank deposits in 2011, partially offset by an increase in our acquisition of property, plant and equipment and an increase in our acquisition of subsidiaries.

Cash used in investing activities increased by $51.5 million to $58.6 million in 2011 from $7.1 million in 2010, primarily as a result of investing in bank deposits and an increase in acquisition of property, plant and equipment.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology hardware. In order to support our overall business expansion, we will continue to invest in production machinery and equipment, additional gas filling lines, corporate facilities and information technology infrastructure in 2013 and thereafter.

We continue to expand our manufacturing capacity while we implement our plans for an additional manufacturing facility. Specifically, we currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that will be approximately 915,000 square feet. See “—Capital Expenditures.” During the interim period, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding our manufacturing capacity at existing facilities and by increasing the use of subcontractors for certain products and components.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash used in financing activities was $1.0 million in 2012 as compared to cash from financing activities of $32.9 million in 2011. This change was mainly due to net proceeds from our follow-on offering of $42.9 million in 2011 and a decrease in repayments of short-term debt to $3.9 million in 2012 as compared to net repayments of $11.2 million in 2011.

Cash provided by financing activities decreased by $47.7 million to $32.9 million in 2011 from $80.6 million in 2010. This change was mainly due to net proceeds from our follow-on offering of $42.9 million in 2011 as compared to net proceeds from our IPO of $90.6 million in 2010, and an increase in repayments of loans and borrowings to $11.2 million in 2011 as compared to net repayments of $10.2 million in 2010.

Credit facilities

Long-term debt

As of December 31, 2011 and 2012, we had no long-term debt.

Short-term debt

As of December 31, 2012, we had credit facilities with a total borrowing capacity of $9.7 million, consisting of secured lines of credit. As of December 31, 2012, the credit facilities were not utilized. Our credit facilities are denominated as follows: $5.3 million in Euros, $3.3 million in U.S. Dollars and $1.1 million in NIS.

Interest rates

Not applicable.

Capital Expenditures

We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that will be approximately 915,000 square feet. We expect to complete the first phase within approximately 18 to 30 months from the commencement of construction. Upon completion of the first phase, the new site will have all production capabilities necessary to produce all of our products. The second phase will increase the capacity of the site. The total anticipated capital expenditures required for the construction is approximately $90.0 million of which the first phase is approximately $49.0 million. The new facility is being built in an industrial park that has provided governmental grants and is considered a priority manufacturing area, which provides tax benefits under Israeli law.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2012 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

Operating lease obligations	$5,473	$6,075	$3,382	$733	$15,663
Purchase obligations	55,662	727	24	—	56,413
Total	$61,135	$6,802	$3,406	$733	$72,076

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2013:

Name	Age	Position
Executive officers
Daniel Birnbaum	50	Chief Executive Officer and Director
Daniel Erdreich	49	Chief Financial Officer
Yonah Lloyd	47	Chief Director of Corporate Development and Communication Officer
Tali Haim	39	Chief Business Development Officer
Yossi Azarzar	50	Chief Operations Officer
Eyal Shohat	39	Chief Legal Officer
Leon Paull	47	GM Nordics and Global Distributors
Mika Mazor	35	Chief People Officer
Ilan Nacasch	39	Chief Marketing Officer
Yaron Kopel	42	Chief Innovation and Design Officer
Directors
Yuval Cohen	50	Chairman
Eytan Glazer (1) (2) (3)	50	Director
Lauri A. Hanover (1) (2) (3)	53	Director
David Morris (1) (2) (3)	43	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Audit Committee.

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

Daniel Erdreich has served as our Chief Financial Officer since March 2007. Mr. Erdreich joined us in 1996, served as our Controller until 2000 and served as the Finance Manager for some of our affiliated entities from 2003 until 2007. Between 1993 and 1996 and between 2000 and 2003, Mr. Erdreich was the Chief Financial Officer of public companies traded on Nasdaq and the Tel Aviv Stock Exchange. Mr. Erdreich is a certified public accountant in Israel and holds a B.A. in Accounting and Economics and an M.A. in Business Administration, both from The Hebrew University of Jerusalem.

Yonah Lloyd has served as our Chief Director of Corporate Development and Communication Officer since April 2010.From 2008 to 2010, Mr. Lloyd consulted for Cupron, Inc., and later served as their Executive Vice President of Sales and Business Development. From 1996 to 2007, Mr. Lloyd served as Senior Vice President of Sales and Marketing at Net2Phone, Inc. From 1990 to 1996, Mr. Lloyd was an Assistant District Attorney in Bronx County, New York. Mr. Lloyd holds a J.D. from Fordham University School of Law and a B.A. in Sociology from Queens College.

Tali Haim has served as our Chief Business Development Officer since November 2007. From 2001 to 2007, Ms. Haim was a Senior Director of Sales and Marketing at Shonfeld’s USA, Inc. Prior to 2001, Ms. Haim was an organizational psychologist at the Adam Milo Institute in Israel. Ms. Haim holds a B.A. in Psychology and Philosophy from Bar Ilan University and an M.A. in Clinical Psychology from Tel Aviv University.

Yossi Azarzar has served as our Chief Operations Officer since May 2007. From 2000 to 2007, Mr. Azarzar held various positions at Intel Corporation, including Manufacturing Functional Area Manager and Manufacturing Manager. From 1994 to 2000, Mr. Azarzar served as an Area Manager with the McDonald’s Corporation in Israel. Mr. Azarzar holds a B.A and an M.A. in Islamic, Middle Eastern & Arabic studies, both from The Hebrew University in Jerusalem.

Eyal Shohat has served as our Chief Legal Officer since May 2010. From 2007 to April 2010, Mr. Shohat was the Vice President, Legal Affairs of Frutarom Industries Ltd., a public company listed on the Tel Aviv and London Stock Exchanges. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. in Accounting, an L.L.B. and an M.B.A., each from Tel Aviv University.

Leon Paull has served as our GM Nordics and Global Distributors, and has managed our global network of distribution partners since 2008. Prior to that, Mr. Paull fulfilled various key positions in the company after joining in 2004. From 2005 to 2006, Mr. Paull was Head of Market Research and Information, and from 2007 to 2008, served as Global Brand Manager for the Company’s soda makers and cylinder product range. Mr. Paull holds a Bachelor’s Degree in History and Political Science from The Hebrew University of Jerusalem.

Mika Mazor has served as our Chief People Officer since February 2012. From 2002 to 2012, Mika worked at Amdocs (NYSE: DOX) in various human resources roles. Most recently, Mr. Mazor was Vice President of Human Resources for Israel and Corporate Units, having previously served as Managing Senior Talent Unit and Human Resources Director of the European Division. From 2000 to 2002, Mr. Mazor worked in human resources for Manpower Israel. Mr. Mazor holds an M.B.A. in Organizational Behavior and a B.A. in Management specializing in human resources, both from Ben Gurion University, Israel.

Ilan Nacasch has served as our Chief Marketing Officer since March 2012. From 1997 to 2012, Mr. Nacasch worked in different marketing positions at Procter & Gamble. From 2009 to 2012, Mr. Nacasch served as Global Associate Marketing Director for Pampers. Before that, Mr. Nacasch worked as Associate Marketing Director on Beauty Care and Feminine Protection in the Balkans, and on leading P&G marketing capabilities for CEEMEA. Prior to 1997, Mr. Nacasch worked at Danone Group in France.

Yaron Kopel has served as our Chief Innovation and Design Officer since September 2011. From 2009 to 2011, Mr. Kopel was the Vice President of Marketing and Innovation for Excellence Israel, the second largest investment house in Israel with approximately $20 billion under management. Prior to that, Mr. Kopel was the founder of ZER4U, Israel’s leading flower chain, and founder of TeCasan, an upscale, women’s shoe brand in New York City. Mr. Kopel holds a B.A. in Business and Economics from Tel Aviv Academy.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Emblaze Ltd. (LSE: BLZ). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

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

Compensation of officers and directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including share-based compensation, for the year ended December 31, 2012, was approximately $8.2 million. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 per written consent of the board or a committee thereof. The Chairman of the Board receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors were each granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share, which vest on the first, second and third anniversaries of the date of grant. Mr. Cohen has instructed us to pay his director fees and option grants directly to an affiliate of Fortissimo Capital.

Pursuant to a recently enacted amendment to the Companies Law (the “Compensation Amendment”), which became effective on December 12, 2012, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Pursuant to the Compensation Amendment, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors as described above, and the chief executive officer as described below) is to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Under the Compensation Amendment, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee is required so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement. Prior to the adoption of the compensation policy (which, as noted, must occur no later than September 12, 2013), the extension of the term of compensation arrangements existing as of the effective date of the Compensation Amendment does not require approvals under the Compensation Amendment. Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply as described below under “— Disclosure of personal interests of a controlling shareholders and approval of certain transactions.”

Employment and consulting agreements with executive officers

We have entered into written employment agreements with each of our executive officers. See “Item 7.B — Related Party Transactions — Agreements with directors and officers” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan and, in October 2010, we adopted the 2010 Employee Share Option Plan, (collectively, the “ESOP”). The ESOP allows us to grant options to purchase ordinary shares to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares that were granted under our ESOP. As of December 31, 2012, 2,084,988 ordinary shares remained available for issuance under our stock option plan of which options to purchase 1,643,025 ordinary shares had been granted and were outstanding, at a weighted average exercise price of $25.64 per share, which includes 20,807 restricted share units granted to a former shareholder of a subsidiary as part of the consideration for shares of the subsidiary. Of these outstanding options, as of December 31, 2012, options to purchase 502,435 were vested and exercisable.

The normal vesting schedule for options granted under the ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for 12 quarters. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant if not exercised earlier. Options granted on or after February 23, 2012 but prior to February 26, 2013, will expire prior to six years after the date of grant if not exercised earlier. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has 12 months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

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

Our compensation committee administers the ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the ESOP if the committee ceases to operate for any reason. The compensation committee determines the eligible individuals who receive options under the ESOP, the number of ordinary shares covered by those options, the terms under which such options may be exercised and the other terms and conditions of the options, all in accordance with the provisions of the ESOP.

Option holders may not transfer their options, except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any option award agreement in effect before the transaction, any unexercised options will be replaced by equally ranking options of the successor company. If the successor company refuses to issue these replacement options, the vesting and exercisability of outstanding options may (in the discretion of the compensation committee or the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of our assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10 day period to participate in a liquidation distribution. In 2012, as part of approving our CEO's long term incentive plan, the compensation committee, the audit committee, the board of directors and our shareholders, approved that in the event of a change of control in the company, all options granted previously to the CEO will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013 our compensation committee approved the same option acceleration for all of the executive officers of the company.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the option holder, cancel an outstanding option or amend an outstanding option, including the exercise price. For amendments affecting our officers, audit committee and/or shareholder approval may also be necessary. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law” and “Item 6.C — Board Practices — Audit committee — Approval of transactions with related parties.”

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of December 31, 2012:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum,	29,934	€1.60579	Dec. 25, 2017
Chief Executive Officer and Director
	38,647	€1.60579	Feb. 25, 2018
	210,000	$20.00	Nov. 2, 2020
	55,000	$35.35	Nov. 7, 2021
	450,000	$35.80	Dec. 20, 2018
				783,581

On December 20, 2012, our shareholders approved a Long-Term Incentive Plan for our chief executive officer (the “LTIP”), pursuant to which he was granted option to purchase 450,000 shares of which 135,000 of the options vest on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget

C. Board Practices

Board of directors and officers

Our current board of directors consists of five directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2012 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2014. Class II directors, is currently vacant since our 2012 annual meeting held in December 2012 and any director that is placed into this class will hold office until our annual meeting of shareholders to be held in 2015. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

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

Under Israeli law, the initial term of an external director of an Israeli company traded on the Nasdaq Global Select Market is three years and he or she may be reelected to two additional terms of three years provided that either (a) the board of directors has recommended such reelection and such reelection is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, or (b) the reelection has been recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least two percent of the company’s voting rights. Reelection to each additional term beyond the first extension must comply with the following conditions: (1) the audit committee and, subsequently, the board of directors must confirm that the reelection for an additional term is beneficial to the company, taking into account the external director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the company’s shareholders were informed at the general meeting, prior to the approval of the reelection of the external director, of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of the external director’s term.

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

If the vacancy of an external directorship causes the company to have fewer than two external directors, such company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new external director. It is anticipated that external directors will be elected at our annual meeting which will take place in 2013 with their term to be effective in February 2014.

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

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Marketplace Rules.

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include:

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

Compensation committee

Our compensation committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the compensation committee is Ms. Hanover.

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

Ms. Hanover and Messrs. Glazer and Morris are independent under the listing standards of the Nasdaq Global Select Market. Pursuant to the Compensation Amendment, we are required to adopt a compensation policy by September 12, 2013, which must comply with the requirements of the Compensation Amendment. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting. The other responsibilities of the compensation committee set forth in the Compensation Amendment are consistent with the Nasdaq rules and are also applicable to the compensation of our directors.

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

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third-party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our articles of association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, (iii) an undertaking to indemnify or insure an office holder who is not a director, or (iv) an undertaking concerning the terms of compensation of an office holder who is not a director, including, an undertaking to indemnify or insure such office holder, then audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third-party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

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

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of our IPO, the maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, the greater of (a) an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

D.	Employees

As of December 31, 2012, we had 2,232 employees of whom 1,672 were based in Israel, 145 were in Germany, 113 were in the United States and 302 were in other countries. Of the total number of employees, approximately 598 were temporary employees (most of whom work at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,
Department	2010	2011	2012
Operations and product development	710	978	1,645
Sales and marketing	262	337	360
General and administration	85	148	206
Management	16	20	21
Total	1,073	1,480	2,232

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

Agreements with our employees also forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us. Certain of these restrictions may be of no or little enforceability under Israeli law and may be of questionable enforceability in other jurisdictions. In addition, many of the employees in our manufacturing facilities are employed through third-party manpower agencies. Under Israeli Law, after nine consecutive months of employment with the same company, employees employed through third-party manpower agencies become employees of the company into which they were placed by the manpower agency, and are entitled to all related protective labor provisions as of the first day of such individual’s employment with the company into which they were placed.

Employees that work for our international subsidiaries are subject to local law and in most cases have entered into personal employment agreements with the particular subsidiary that they work for. These agreements also include non-competition and non-disclosure provisions. Our employees located in Germany are subject to local collective bargaining agreements.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B — Compensation — Option plans” and “Item 7.A — Major Shareholders.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2013 by:

•   each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•   each of our executive officers;

•   each of our directors; and

•   all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days after the date of this annual report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 20,715,768 ordinary shares outstanding as of March 31, 2013.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

As of March 31, 2013, we had two shareholders of record, both located in the United States, of our outstanding ordinary shares, representing 100% of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
FMR LLC and Affiliates (1)	2,618,498	12.6%
Real Property Investment Limited (2)	2,101,333	10.1%
Tremblant Capital Group (3)	1,948,871	9.4%
Cadian Capital Management, LLC and Eric Bannasch(4)	1,456,146	7.0%
Morgan Stanley(5)	1,172,363	5.7%
Executive officers and directors
Yuval Cohen (6)	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (6)	*	*
Daniel Birnbaum (7)	220,457	1.1%
Daniel Erdreich	*	*
Yonah Lloyd	*	*
Tali Haim	*	*
Yossi Azarzar	*	*
Eyal Shohat	*	*
Leon Paul	*	*
Mika Mazor	*	*
Ilan Nacasch	*	*
Yaron Kopel	*	*
All executive officers and directors as a group (14 persons) (8)	380,726	1.8%

* less than 1%.

(1)	Based on a Schedule 13G/A filed with the SEC on February 14, 2013 by FMR LLC (“FMR”). Consists of 2,618,498 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 61,200 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly owned subsidiary of FMR and PGATC is an indirect wholly owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(2)	Based on a Schedule 13G/A filed with the SEC on January 17, 2013. Includes 2,101,333 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., P.O. Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(3)	Based on a Schedule 13G filed with the SEC on February 14, 2013 by Tremblant Capital Group (“Tremblant”). Tremblant has sole voting and dispositive power with respect to 1,455,053 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.
(4)	Based on a Schedule 13G filed with the SEC on February 14, 2013 by Cadian Capital Management, LLC (“Cadian”) and Eric Bannasch (“Bannasch”) who share beneficial ownership over 1,456,146 ordinary shares. The principal address for both Cadian and Bannasch is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(5)	Based on a Schedule 13G filed with the SEC on February 20, 2013 by Morgan Stanley who share beneficial ownership over 1,236,301 ordinary shares. The principal address for Morgan Stanley is 1585 Broadway, New York, New York 10036.
(6)	The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.
(7)	Consists of options to purchase 220,457 shares which are currently exercisable or exercisable within 60 days of March 31, 2013.
(8)	Includes options to purchase 379,660 shares and 1,066 restricted share units which are currently exercisable or exercisable within 60 days of March 31, 2013.

Prior to our IPO, our major shareholders were Fortissimo Capital Fund GP, L.P., which beneficially held approximately 43.3% of our then-existing share capital, Real Property Investment Limited, which beneficially held approximately 25.6% of our then-existing share capital, Kendray Properties Ltd., which beneficially held approximately 15.7% of our then-existing share capital, Clemente Corsini, who beneficially held approximately 7.2% of our then-existing share capital and Keswick Properties Ltd., which beneficially held approximately 3.9% of our then-existing share capital. As part of our IPO, consummated on November 8, 2010, each of the aforementioned major shareholders, except for Clemente Corsini, sold a portion of its shares to the public. As part of a follow-on public offering consummated on April 19, 2011, all of the aforementioned major shareholders, including Clemente Corsini, sold a portion of their shares to the public. Based on Schedules 13G/A filed with the Securities and Exchange Commission on February 9, 2012, Fortissimo Capital Fund GP, L.P., Kendray Properties Ltd. and Clemente Corsini have ceased to be beneficial owners of any of our shares. For additional information regarding changes in the percentage of our shares held by our major shareholders during the past three years, please refer to “Item 7.B — Related Party Transactions.” Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B — Memorandum and Articles of Association.”

B.	Related Party Transactions

Since January 1, 2012, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Agreements with directors and officers

Employment agreements

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally between six and 24 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

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

Certain arrangements with Daniel Birnbaum

On December 29, 2011, our shareholders approved a payment of a bonus to Mr. Daniel Birnbaum, our chief executive officer and a director on our board, in the amount of NIS 525,000, and options to purchase 55,000 of our ordinary shares at an exercise price equal to the closing price on the Nasdaq Global Select Market of our ordinary shares on November 7, 2011, all related to the successful completion of our follow-on offering.

On December 20, 2012, our shareholders approved the following changes to the compensation package given to Mr. Birnbaum including an increase in (1) gross monthly salary to NIS 0.1 million (approximately $27,000) per month, (2) annual paid vacation to 30 days per year and (3) our contribution to the chief executive officer’s education fund to 7.5% of the chief executive officer’s monthly gross salary without limitation to the amount that provides a tax benefit under the Israeli Tax Ordinance. The above changes were deemed effective as of January 1, 2012 (the “Effective Date”). In addition, the shareholders approved an annual bonus for the year 2011 in the amount of $0.1 million, for his contribution to our results and achievements in 2011 and a bonus to our chief executive officer, in an amount equal to 12 months of the chief executive officer’s monthly gross salary at the time of payment, if we achieved, at least, the target revenues and target EBITDA that were set in the 2012 Annual Budget as previously approved by the board of directors. For the year 2013 and thereafter, an annual cash bonus plan for the chief executive officer of an amount equal to a maximum of up to an amount that equals 14 months of the chief executive officer’s gross monthly salary that is in effect at the time of payment, of which an amount equal to up to 12 months of the chief executive officer’s gross monthly salary will be paid if quantitative targets have been reached and an additional amount equal to up to two months of the chief executive officer’s gross monthly salary will be paid if qualitative targets have been reached. The quantitative targets for each fiscal year shall be set by the board of directors at the time of approving the annual budget for such year, provided, that such approval shall not take place later than March 31 of any given year.

On December 20, 2012, our shareholders approved a long term incentive plan ("LTIP") for our chief executive officer, pursuant to which 135,000 of the options vest on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal proceedings

We are currently party to a number of lawsuits in various jurisdictions in which we do business, including product liability actions and employee lawsuits. Product liability suits are generally covered by our product liability insurance and, in many cases, involve the use of third-party products with our home carbonating system, such as carbonation bottles or CO2 cylinders. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by altering our exchangeable CO2 cylinders by removing our trademarks from and affixing their trademarks to those cylinders. On June 2012 the District Court issued its judgment in our favor. The District Court prohibited Vikingsoda, under penalty of a fine of SEK 500,000 from de-branding and co-branding our CO2 cylinders in a certain manner as described in the judgment. In addition, the District Court declared that we are entitled to reasonable compensation for Vikingsoda’s use of our trademarks, compensation for damages that Vikingsoda caused us and compensation for litigation fees in the amount of SEK 1,090,000. We and Vikingsoda have filed an appeal to the court and leave for appeal was granted. In February 2013, Vikingsoda went into bankruptcy and we have been informed by the court of appeal that Vikingsoda has withdrawn its appeal.

On November 16, 2009, Vikingsoda AB filed a complaint with the Swedish Competition Authority, or the SCA, alleging that two of our subsidiaries, together with our then Swedish distributor, Empire AB are guilty of abuse of dominant position. On March 5, 2012, the SCA provided us with notice that it has decided to terminate, with no further action, its investigation with respect to potential abuse of our dominant position in the Swedish market.

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

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E — Taxation —  Israeli tax considerations and government programs — Taxation of our shareholders — Taxation of non-Israeli shareholders on receipt of dividend.”

B.	Significant Changes

No significant changes have occurred since December 31, 2012, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

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

	Low	High
Year Ended December 31, 2010
Fourth Quarter (beginning November 3, 2010)	$23.15	$43.88
Year Ended December 31, 2011
Annual	$27.00	$79.72
First Quarter	$27.00	$46.88
Second Quarter	$40.50	$63.20
Third Quarter	$31.00	$79.72
Fourth Quarter	$27.60	$39.50
Year Ended December 31, 2012
Annual	$28.28	$48.13
First Quarter	$31.90	$48.13
Second Quarter	$28.28	$41.00
Third Quarter	$35.66	$44.50
Fourth Quarter	$33.15	$45.34
Year Ended December 31, 2013
First Quarter	$45.25	$53.99
Second Quarter (up to April 12, 2013)	$47.25	$55.62
Last Six Months
October 2012	$35.26	$40.69
November 2012	$33.15	$40.00
December 2012	$38.50	$45.34
January 2013	$45.36	$53.99
February2013	$45.25	$52.67
March 2013	$46.52	$50.46
April 2013 (up to April 12, 2013)	$47.25	$55.62

On March 31, 2013, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $49.64 per share.

As of March 31, 2013, we had two holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

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

None.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2013. The corporate tax rate for the tax years 2012 and 2011 was 25% and 24%, respectively. However, the effective tax rate payable by a company that derives income from an approved enterprise or a beneficiary enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

One of our subsidiaries in Israel is entitled to tax benefits relating to investment programs that are governed by Approved Enterprise certificates. The benefit period is generally limited to either a seven (7) or a ten (10) year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from the commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares, may be subject to the regular corporate tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

The benefits period of an investment program that was approved in December 1999 ended at the end of the 2012 tax year. This investment program provided a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant for part of the approved investment. The benefit period for this program will be ten years (tax exemption for two years and reduced tax for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets. There can be no assurance that the subsidiary will comply with the relevant conditions in the future or that it will be entitled to any additional benefits under the amended Investment Law as detailed below.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the regular corporate tax rate in Israel of 25% in 2013.

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

Furthermore, the 2011 amendment to the Investment Law provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an Approved or Privileged Enterprise that was accrued during the benefits period according to the Investment Law prior to its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the amendment to the Investment Law and the dividend is distributed after the date of the notice.

One of our Israeli subsidiaries, whose enterprise is located in Development Area A, meets the conditions provided in the said amendment to the Investment Law and elected to be included in the scope of the said amendment to the Investment Law.

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

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividend .  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempted from Israeli tax so long as (i) the shares were purchased after January 1, 2009, (ii) the shares were not held through a permanent establishment that the non-resident maintains in Israel and (iii) the shares were not purchased from a “related party” as defined by Israeli tax law. This exemption shall not apply in cases where the majority of the Company's assets, on the day of its acquisition and during two years before the disposition, were directly or indirectly real estate rights or real estate association rights in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

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

We were not classified as a PFIC for the taxable year ended on December 31, 2012. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2013 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation creates an additional annual filing requirement for United States persons who are shareholders of a PFIC. However, the IRS has suspended this additional filing obligation until it releases the relevant final form. If we were a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

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

Certain U.S. Holders who are individuals (or certain specified entities) are required to report information relating to an interest in our common shares by attaching a complete United States Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold our common shares, subject to certain exceptions (including an exception for our common shares held in accounts maintained by financial institutions in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are subject to the requirement to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C to our consolidated financial statements as of and for the year ended December 31, 2012 included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2012, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar, Euro and NIS.

Based on our results in 2012, a 1% increase (decrease) in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $1.7 million. Based on our results in 2012, a 1% increase (decrease) in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $1.2 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2010	2011	2012
Unrealized foreign currency exchange rate gains	$21	$1,540	$2,157
Realized foreign currency exchange rate gains	2,702	1,411	50
Derivative gains (losses)	187	(392)	(504)

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

The effective date of the registration statement, File No. 333-170007, for our IPO of ordinary shares, par value NIS 0.645 per share, was November 2, 2010. We sold 5,447,368 of our ordinary shares in our IPO. The aggregate offering price of the shares sold was approximately $109 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $11.1 million. The net proceeds that we received from the offering were approximately $97.9 million.

A portion of the net proceeds from our IPO has been used to repay indebtedness owed to financial institutions and shareholders, to pay for various costs associated with the construction of an additional manufacturing facility, to pay a one-time termination fee to Fortissimo Capital in consideration for terminating our Management Services Agreement with them and to fund our working capital and capital expenditures. The balance is held in cash and cash equivalents.

None of the net proceeds of our IPO was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

Item 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on our assessment, management believes that as of December 31, 2012, our internal control over financial reporting is effective based on these criteria. The foregoing assessment of our internal control over financial reporting did not include the internal control over financial reporting of our subsidiary, SodaStream Nordics, AB, which operates our distribution channels in the Nordics and Baltic region. We completed the purchase of our Nordic and Baltic distribution business, and all related assets, from our former exclusive distributor, Empire AB, on January 2, 2012, during the fiscal year subject to the assessment. SodaStream Nordics AB constitutes $55.3 million of total assets and $46.1 million of revenue included in our consolidated financial statements as of and for the year ended December 31, 2012.

The effectiveness of management’s internal control over financial reporting as of December 31, 2012 has been audited by our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, and their report as of April 14, 2013 herein expresses an unqualified opinion on our internal control over financial reporting.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F- 2 and F- 77 of this Form 20-F and is incorporated herein by reference.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. Ms. Hanover is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Select Market.

Item 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our corporate website at http://investorroom.sodastream.com under “Corporate Governance — Governance Documents.”

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2011 and 2012. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2011	2012

Audit Fees	$1,004,563	$1,158,276
Audit-Related Fees	250,331	-
Total	$1,245,894	$1,158,276

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2011, “Audit-related fees” include fees billed for assurance and related services regarding our follow-on offering,

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

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

PART III

Item 17.	FINANCIAL STATEMENTS

See pages F-2 through F-77 of this annual report.

Item 18.	FINANCIAL STATEMENTS

Not applicable.

Item 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to SodaStream’s Registration Statement on Form F-1, as amended (Registration No. 333-170007))

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration No. 333-170007)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration No. 333-170007)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration No. 333-170007)

8.1	List of subsidiaries of the Registrant*

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: April 16, 2013	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter- “the Company”) and subsidiaries (hereinafter- “the Group”) as of December 31, 2012 and 2011 and as of January 1, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. SodaStream International Ltd’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2012 and 2011 and as of January 1, 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As discussed in Note 2C to the financial statements, the Company determined that as of January 1, 2012 its functional currency and the Group’s presentation currency changed from Euro (EUR) to USD.

In 2012, the Group acquired SodaStream Nordics AB, which operates the distribution channels in the Nordics and Baltic region, and management has excluded this company’s internal control over financial reporting from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2012. SodaStream Nordics AB constitutes $55,272 thousand of total assets and $46,067 thousand of revenue included in the consolidated financial statements of the Group as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of SodaStream Nordics AB.

/s/ Somekh Chaikin

Somekh Chaikin,

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel-Aviv, Israel

April 14, 2013

SodaStream International Ltd.

Consolidated Balance Sheets

(in thousands)

			As of January 1,	As of December 31,	As of December 31,
	Note		2011	2011	2012
Assets

Cash and cash equivalents	12	(A)	$68,627	$34,769	$62,068
Bank deposits	12	(B)	-	39,485	-
Inventories	10		49,976	76,625	112,679
Trade receivables			41,536	58,452	86,650
Other receivables	11		8,811	20,064	28,021
Derivative financial instruments	24		1,085	322	803
Assets classified as available-for-sale	24		816	837	868
Total current assets			170,851	230,554	291,089

Property, plant and equipment	8		27,954	46,434	76,906
Intangible assets	9		17,390	25,358	41,978
Deferred tax assets	22		1,619	1,168	2,133
Other receivables			217	224	271
Total non-current assets			47,180	73,184	121,288

Total assets			218,031	303,738	412,377

Liabilities

Loans and borrowings	14		8,761	4,006	-
Derivative financial instruments	24		527	-	261
Trade payables			39,470	47,383	86,431
Income tax payable			8,272	9,171	8,866
Provisions	16		668	397	1,304
Other current liabilities	17		18,046	21,071	37,022
Total current liabilities			75,744	82,028	133,884

Employee benefits	15		996	1,497	1,939
Provisions	16		492	514	537
Deferred tax liabilities	22		532	717	1,527
Total non-current liabilities			2,020	2,728	4,003
Total liabilities			77,764	84,756	137,887

Shareholders’ equity

Share capital	13		2,966	3,238	3,330
Share premium			119,183	168,601	178,338
Translation reserve	13		(69)	1,471	3,628
Retained earnings			18,187	45,672	89,194
Total shareholders’ equity			140,267	218,982	274,490

Total liabilities and shareholders’ equity			$218,031	$303,738	$412,377

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2010	2011	2012

Revenues		$208,414	$288,953	$436,316
Cost of revenues		96,077	131,405	200,491

Gross profit		112,337	157,548	235,825

Operating expenses
Sales and marketing	20	74,020	99,170	153,009
General and administrative	19	24,047	29,829	37,767
Other income, net	18	(257)	(158)	(484)

Total operating expenses		97,810	128,841	190,292

Operating income		14,527	28,707	45,533

Interest expense (income), net	21	1,903	(1,526)	169
Other financial expense (income), net	21	(2,291)	(625)	767

Total financial expenses (income), net		(388)	(2,151)	936

Income before income tax		14,915	30,858	44,597

Income tax expense	22	2,295	3,373	737

Net income for the year		$12,620	$27,485	$43,860

Net income per share
Basic	26	$1.57	$1.40	$2.16
Diluted	26	$0.90	$1.34	$2.09

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(in thousands)

	2010	2011	2012
Other comprehensive income

Net income for the period	$12,620	$27,485	$43,860

Defined benefit plan remeasurements, net of tax(*)	-	-	(338)
Foreign currency translation differences for foreign operations	21	1,540	2,157

Total comprehensive income for the period	$12,641	$29,025	$45,679

(*) Comparative figures were not restated for the early adoption of IAS 19 (2011). See Note 2(E)(1).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company

	Share	Share	Translation	Retained
	capital	premium	reserve	earnings	Total
Balance as of January 1, 2010	$937	$14,986	$(90)	$5,774	$21,607
Net income for the period	-	-	-	12,620	12,620
Other comprehensive income for the period	-	-	21	-	21
Total comprehensive income for the period	-	-	21	12,620	12,641
Share-based payment	-	1,303	-	-	1,303
Conversion of shareholders’ loans	1,109	13,123	-	-	14,232
Share issuance	907	89,616	-	-	90,523
Exercise of employee share options	12	156	-	-	168
Exercise of other share options	1	(1)	-	-	-
Capital reserve in respect of transactions between the Group and a shareholder	-	-	-	(207)	(207)
Balance as of December 31, 2010	2,966	119,183	(69)	18,187	140,267
Net income for the period	-	-	-	27,485	27,485
Other comprehensive income for the period	-	-	1,540	-	1,540
Total comprehensive income for the period	-	-	1,540	27,485	29,025
Share-based payment	-	5,389	-	-	5,389
Share issuance	202	42,726	-	-	42,928
RSU issuance	-	256	-	-	256
Exercise of employee share options	70	1,047	-	-	1,117
Balance as of December 31, 2011	3,238	168,601	1,471	45,672	218,982
Net income for the period	-	-	-	43,860	43,860
Other comprehensive income (loss) for the period	-	-	2,157	(338)	1,819
Total comprehensive income for the period	-	-	2,157	43,522	45,679
Share-based payment	-	6,189	-	-	6,189
RSU exercise (1)	3	747	-	-	750
Exercise of employee share options	89	2,801	-	-	2,890
Balance as of December 31, 2012	$3,330	$178,338	$3,628	$89,194	$274,490

(1) See Note 13(A)(2).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

(in thousands)

	2010	2011	2012
Cash flows from operating activities
Net income for the period	$12,620	$27,485	$43,860
Adjustments:
Amortization of intangible assets	152	937	1,602
Change in fair value of derivative financial instruments	(187)	392	504
Depreciation of property, plant and equipment	3,141	5,013	8,522
Gain on sales of property, plant and equipment (including investment property)	(93)	-	(766)
Share-based payment	1,303	5,389	6,189
Interest expense (income), net	1,903	(1,526)	169
Income tax expense	2,295	3,373	737
	21,134	41,063	60,817

Increase in inventories	(23,757)	(25,552)	(26,844)
Increase in trade and other receivables	(24,621)	(22,705)	(49,431)
Increase in trade payables	16,092	4,291	39,957
Increase in employee benefits	891	131	91
Increase (decrease) in provisions and other current liabilities	5,960	(811)	14,891
	(4,301)	(3,583)	39,481

Interest paid	(1,450)	(422)	(454)
Income tax received	-	-	2,191
Income tax paid	(4,883)	(4,182)	(4,041)
Net cash from (used in) operating activities	(10,634)	(8,187)	37,177

Cash flows from investing activities
Interest received	189	1,261	1,303
Investment in bank deposits	-	(90,811)	(20,000)
Proceeds from bank deposits	-	51,892	58,919
Proceeds from sale of property, plant and equipment	140	-	-
Payments for derivative financial instruments, net	(213)	(156)	(724)
Acquisitions of subsidiary, net of cash acquired	-	(1,025)	(10,954)
Acquisition of property, plant and equipment	(6,109)	(18,690)	(34,080)
Acquisition of intangible assets	(1,110)	(1,029)	(3,692)
Net cash used in investing activities	(7,103)	(58,558)	(9,228)

Cash flows from financing activities
Share issuance	90,635	42,929	-
Proceeds from exercise of employee share options	168	1,117	2,890
Receipts of long-term loans and borrowings	5,181	-	-
Repayments of long-term loans and borrowings	(10,829)	-	-
Repayment of shareholders’ loans	(2,080)	-
Change in short-term debt	(2,499)	(11,172)	(3,873)
Net cash from (used in) financing activities	80,576	32,874	(983)

Net increase (decrease) in cash and cash equivalents	62,839	(33,871)	26,966
Cash and cash equivalents at the beginning of the period	5,429	68,627	34,769
Effect of exchange rates fluctuations on cash and cash equivalents	359	13	333

Cash and cash equivalents at the end of the period	$68,627	$34,769	$62,068

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is a company incorporated in Israel. The address of the Company's registered office is Gilboa Street, Airport City 70100, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2012 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in developing, manufacturing and marketing beverage carbonation systems and related products.

The Group’s operational activities are managed by its wholly owned subsidiary, SodaStream International B.V., registered in the Netherlands. Most of the Group’s products are manufactured in Israel, China, the Netherlands, Germany, the United States, Sweden, Australia and South Africa. Marketing support and services are carried out by third-party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the NASDAQ Global Select Market in connection with the Company's initial public offering (hereinafter – the IPO) on November 3, 2010. On April 14, 2011, the Company issued additional shares to the public in a follow-on offering. Following the follow-on offering, most of the Company’s major shareholders have changed and as of the reporting date, to the best of the Company’s knowledge, most of its major shareholders are residents of the United States.

B.	Definitions

In these consolidated financial statements –

1.	The Company – SodaStream International Ltd.

2.	The Group - SodaStream International Ltd. and its subsidiaries.

3.	Subsidiaries – Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

4.	Related party – "Related party" within its meaning in IAS 24 (2009) Related Party Disclosures.

5.	CPI – The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized by the Board of Directors on April 14, 2013.

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value, available-for-sale financial assets measured at fair value and contingent consideration in business combinations measured at fair value (see Note 3(C) and 3(E)(1), respectively), inventories, defined benefit liabilities, provisions and deferred tax assets and liabilities (see Note 3(G), 3(I)(1)(b), 3(J) and 3(O), respectively).

C.	Functional & presentation currency

Change in functional currency

Until December 31, 2011, the Company’s functional currency as well as the functional currency of its significant operations was the EUR. As of January 1, 2012, the Company's functional currency as well as its significant operations is the USD. The change was a result of the following factors:

*           For the last several years, the Group has been focusing its growth efforts on the United States, which is the world’s largest market for carbonated beverages in the Group’s view, and the Group’s most important target market. The United States has become the Group’s largest individual market, where the Group’s U.S. sales have more than doubled in each of 2010 and 2011 as compared to the prior year.

*           In 2012, most of the Group’s revenue was no longer denominated in EUR, and trade receivables dominated in USD were greater than trade receivables denominated in EUR.

*           The Company’s ordinary shares are listed on the Nasdaq Global Select Market. The amount of funds raised in the IPO and follow-on offering totaled approximately 100 million USD and 50 million USD, respectively, and the Company expects share issuances in the future to be in USD.

*           To the best of the Company’s knowledge, following the follow-on offering, most of its major shareholders are residents of the United States.

*           Until the end of 2011, most of the Company’s available funds were held in deposits denominated in EUR. Commencing in 2012 the Company holds most of its available funds in deposits denominated in USD.

Change in presentation currency

These consolidated Group financial statements are presented in USD (“$”), which is also the Company's functional currency as well as the functional currency of its significant operations, since the beginning of 2012 (see above).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation – (continued)

Until December 31, 2011, the Company presented its consolidated financial statements in Euros (EUR). The comparative periods were translated into the new presentation currency using the EUR to USD exchange rate as of January 1, 2012 of EUR 1.00 = USD 1.2973.

All financial information presented in thousands has been rounded to the nearest thousand, unless stated otherwise.

D.	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires Company management to make assumptions regarding circumstances and events that involve considerable uncertainty. Company management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

—	Note 7, Acquisition of subsidiaries.
—	Note 8, Property, plant and equipment.
—	Note 9, Intangible assets.
—	Note 10, Inventories.
—	Note 15, Employee benefits, regarding the measurement of the defined benefit obligation.
—	Note 16, Provisions.
—	Note 22, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.
—	Note 24, Financial instruments.
—	Note 25, Contingencies.

E.	Changes in accounting policies

1.	Defined benefit plans

The Group early adopted IAS 19 Employee Benefits (2011) with a date of initial application on January 1, 2012. As a result of the adoption, the Group recognized all remeasurements directly in other comprehensive income. Previously, the Group recognized all actuarial gains and losses arising from defined benefit plans in the statement of operations as they occurred.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation – (continued)

The change in accounting policy has been applied retrospectively, but had no material impact on profit or loss or other comprehensive income for the years ended December 31, 2011 and 2010 or on net assets as at December 31, 2011 and 2010. Therefore, comparative figures were not restated.

2.	Change of presentation currency – See (C) above

3.	Comparative information

The Group early adopted the amendment to IAS 1 Presentation of Financial Statements, included in Annual Improvements to IFRSs – 2009 – 2011 cycle. In accordance with the amendment, the Group has presented an opening balance sheet (the balance sheet as of January 1, 2011), at the beginning of the preceding period following the change of its presentation currency (i.e., the period prior to the balance sheet as of December 31, 2011), but does not include notes to the third balance sheet presented.

Note 3 - Significant accounting policies

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

Intra-Group balances and transactions, and any unrealized income and expense arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (hereinafter – the translation reserve) in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is transferred to the statement of operations as part of the gain or loss on disposal.

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

Note 3 - Significant accounting policies – (continued)

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

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve for financial assets classified as available for sale in equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the statement of operations.

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

Financial liabilities except for written put options on shares, are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Written put options on shares that are settled in cash or another financial instrument are recognized as a liability at the present value of the exercise price.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of operations when incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes in fair value of derivative financial instruments are recognized immediately in the statement of operations, as either operating or financing items depending on the nature of the item being economically hedged.

4.	Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

The cost of assets in respect of which investment grants are received is stated net of the amount of the grant.

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

Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Group to facilitate the exchange program are considered property, plant and equipment.

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

Depreciation is recognized in the statement of operations (unless it is included in the cost of other asset) on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated. Leasehold improvements are amortized over the shorter of the lease period or the estimated useful life of the improvements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

The estimated useful lives for the current and comparative periods are as follows:

-	Leasehold improvement	the shorter of lease term or useful life
-	Machinery and equipment	3-10 years
-	Office furniture and equipment	3-5 years
-	Vehicles	5-7 years
-	Cylinders	20-50 years
-	Buildings	50 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

E.	Intangible assets

1.	Goodwill

Goodwill that arises on the acquisition of subsidiaries is presented within intangible assets. The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of non-controlling interests in the acquiree, as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and the liabilities assumed. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Company. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration classified as financial liability in the statement of operations.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

2.	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

3.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the statement of operations as incurred.

4.	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

Amortization is recognized in the statement of operations on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. Goodwill and intangible assets that have an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

The estimated useful lives for the current and comparative periods are as follows:

-	Software licenses	3-5 years
-	Customer relations	8 years
-	Technology	8 years
-	Trademarks	15 years or indefinite

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

Leases, under the terms of which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Future payments for exercising an option to extend the lease from the Israel Lands Administration are not recognized as part of an asset and corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future dates of renewing the lease agreement. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

Note 3 - Significant accounting policies – (continued)

2.	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The Group estimates, once a year and on the same date for each asset, or more frequently, if there are indications of impairment, the recoverable amount of goodwill and intangible assets that have indefinite useful lives.

The recoverable amount of an asset or cash-generating unit (hereinafter – CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

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

Note 3 - Significant accounting policies – (continued)

b.	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability.

The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as the case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the currency in which the benefits are expected to be paid.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a net asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is considered available to the Group if it is realizable during the life of the plan, or on settlement of the plan obligations.

Remeasurements arising from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognizes them immediately, in other comprehensive income and all other expenses related to defined benefit plans in employee benefit expenses in the statement of operations.

2.	Other long-term benefits

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as the case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on the projected unit credit method. Any actuarial gains or losses are recognized in the statement of operations as they occur.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

3.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past events and a reliable estimate of the obligation can be made.

On the balance sheet, the employee benefits are classified as short-term benefits or as other long-term benefits according to the time the liability is due to be settled.

4.	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the Group can no longer withdraw the offer of those benefits or when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

5.	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

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

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability without taking in account the credit risk of the Group. The unwinding of the discount is recognized as a financial expense.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

A provision for estimated product returns is recognized when there is an obligation to provide a refund upon the return of products (see also Note 3(K)).

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

The Group recognizes the supply of exchangeable CO2 cylinders to customers, for which in certain circumstances, there is an obligation to provide a refund upon their return, as a final sale. The amount of the refund varies by country and customer (retailer, distributor and end-consumer) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers, and the refundable amounts are recorded as a reduction of revenue.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

For customer loyalty programs (often called "points"), the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The Group supplies all of the awards, being discounted products, itself. The fair value of the awards credits is estimated based on the fair value of the products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the right to purchase the discounted products is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and revenue is recognized only when the award credits are redeemed and the Group has fulfilled its obligations to supply the discounted products. The amount of revenue recognized in those circumstances is based on the number of award credits that have been redeemed, relative to the total number of award credits that is expected to be redeemed. Deferred revenue is also released to revenue when it is no longer considered probable that the award credits will be redeemed.

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

Financial income consists mainly of interest income on funds invested and fair value gains of financial assets and liabilities at fair value through profit and loss. Interest income is recognized as it accrues in the statement of operations using the effective interest method.

Financial expenses consist mainly of borrowing costs, unwinding of the discount on provisions and deferred consideration, changes in the fair value of contingent consideration in business combinations and fair value losses of financial assets and liabilities at fair value through profit and loss. All borrowing costs are recognized in the statement of operations using the effective interest method.

In the statements of cash flow, interest received is presented within cash flows from investing activities. Interest paid is presented within cash flows from operating activities.

Foreign currency gains and losses on financial assets and liabilities are reported on a net basis as either financial income or financial expenses depending on whether foreign currency movements are in a net gain or net loss position.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and differences arising on the initial recognition of goodwill. The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

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

R.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2012 and have not been applied in preparing these consolidated financial statements:

1.	IFRS 9 (2010), Financial Instruments

IFRS 9 (2010) replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with IFRS 9 (2010), there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, IFRS 9 (2010) allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. IFRS 9 (2010) generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss.

IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the standard. IFRS 9 (2010) is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9 (2010).

The Group is assessing the effects of adopting IFRS 9(2010) on its financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

2.	A new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities

IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new single control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees. According to IFRS 10, de facto power is to be considered when assessing control, which means that the existence of effective control of an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable.

The requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 11, Joint Arrangements

IFRS 11 classifies joint arrangements as joint operations or as joint ventures on the basis of the rights and obligations of the parties to the arrangement. Joint ventures, which are all the joint arrangements structured in a separate vehicle in which the parties with joint control have rights to the net assets of the joint arrangement, shall only be accounted for using the equity method (the option to apply the proportionate consolidation method has been eliminated). In addition, IFRS 11 amends IAS 28 Investments in Associates. The amendment eliminates the existing requirement to remeasure the existing or retained interest in the investment to fair value at a transition from significant influence to joint control and vice versa, and provides that IFRS 5 applies to an investment, or a portion of an investment, that meets the criteria to be classified as held for sale.

IFRS 12, Disclosure of Involvement with Other Entities

IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The suite of standards is applicable retrospectively for annual periods beginning on or after January 1, 2013 (other than certain relief in the transitional provisions).

In the opinion of the Group, application of the suite of standards will not have a material effect on the financial statements.

3.	IFRS 13, Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs.

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Group is assessing the effects of adopting IFRS 13 on its financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

4.	Amendment to IAS 1, Presentation of Financial Statements

The amendment to IAS 1 changes the presentation of items of other comprehensive income (hereinafter – OCI) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss.

The amendment to IAS 1 is applicable retrospectively for annual periods beginning on or after July 1, 2012.

5.	Amendment to IFRS 7, Financial Instruments: Disclosures

The amendment to IFRS 7 contains new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position; or are subject to master netting agreements or similar agreements.

The amendment to IFRS 7 is applicable retrospectively for annual periods beginning on or after January 1, 2013.

6.	Amendment to IAS 32, Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties.

The amendment to IAS 32 is applicable retrospectively for annual periods beginning on or after January 1, 2014. Early application of the amendment to IAS 32 is permitted subject to the concurrent application of the amendment to IFRS 7.

The amendment to IAS 32 is not expected to have a material effect on the Group’s financial statements.

Note 4 - Determination of fair values

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

A.	Trade and other receivables

The fair value of trade and other receivables is estimated at the present value of future cash flows, discounted at the market rate of interest at the measurement date. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Fair value is determined at initial recognition and, for disclosure purposes, at each annual reporting date.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 4 - Determination of fair values – (continued)

B.	Derivative financial instruments

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using interest curves appropriate for measuring derivative financial instruments that are based on short-term LIBOR interest rates and long-term interest rate swaps.

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

Non-derivative financial liabilities are measured at fair value, at initial recognition, and for disclosure purposes, at each annual reporting date. Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the measurement date. In respect of the liability component of convertible loans, the market rate of interest is determined by reference to the market terms of similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

D.	Share-based payment transactions

The fair value of employee options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average historic volatility of comparable companies over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

E.	Loyalty points

The fair value of loyalty points, granted through a customer loyalty program, is estimated based on the fair value of the discounted products that can be acquired in exchange of the points’ redemption, since the fair value of the award credits themselves is not directly observable. The fair value of the loyalty points takes into account the amount of the discount not available to customers that have not earned the loyalty points and reflects the expected redemption rate and the timing of such expected redemptions (see also Note 3(K)).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 4 - Determination of fair values – (continued)

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

I.	Contingent consideration in business combinations

The fair value of contingent consideration is calculated at the time of the business combination using the income approach based on the expected payment amounts and their associated probabilities (i.e., probability-weighted). When the contingent consideration is long-term in nature, the liability is discounted to present value using the market interest rate at the reporting date. In subsequent periods, the fair value of contingent consideration classified as a financial liability is measured in the same manner at each reporting date.

J.	Available-for-sale financial assets

The fair value of available-for-sale financial assets is calculated based on a valuation technique that includes the discounted cash flow method, using expected future cash flows and an accepted market discount rate.

Note 5 - Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk (including currency, interest and other market price risks)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial risk management – (continued)

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

The Group’s strategy is to minimize its exposure to currency risk by using derivative instruments, mainly plain vanilla options, and, on a minor basis, combined put purchases and call sales, referred to as "cylinders". The Group's tendency is not to enter into derivative transactions that can increase its exposure and not to protect immaterial activity amounts. The Group does not enter into derivative transactions for trading or speculative purposes.

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

The Group has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring specific approval from the management. These limits are reviewed periodically. The majority of the balances are secured by letters of credit, bank guarantees or insurance. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a prepayment basis.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables. The main component of this allowance is a specific loss component that relates to individual exposures. All individually significant receivables found not to be impaired are collectively assessed for any impairment that has been incurred but not identified.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial risk management – (continued)

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

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of $9.7 million with certain Israeli banks. To the extent such line of credit is utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 110 and 600 basis points.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivative financial instruments in order to manage market risks. Generally, the Group seeks to moderate its exposure to market risks and manage volatility in the statement of operations.

Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities, primarily the USD and the Euro, but also the Australian Dollar (AUD), Swedish Krona (SEK), Swiss Francs (CHF), Sterling (GBP), New Israeli Shekel (NIS), Canadian Dollar (CAD), South African Rand (ZAR), Danish Krona (DKK), Norwegian Krona (NOK) and New Zealand Dollar (NZD).

The Group is primarily exposed to fluctuations of the Euro and the NIS against the U.S. Dollar because revenue is primarily denominated in the U.S. Dollar and the Euro. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar, Euro and NIS.

The Group uses derivative instruments in order to reduce the exposure to currency risks.

The Group’s investments in subsidiaries are not covered by these derivative contracts, as these positions are considered to be long-term in nature.

Interest rate risk

The Group’s bank deposits and bank overdrafts are subject to fluctuating interest rates, which depend on the loan period and the currency involved. Management closely monitors the Group’s interest rate exposures on an on-going basis.

Capital management

The Board of Directors’ policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s CODM. These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and consolidated in the Group's headquarters for the purpose of presentation to the CODM.

The Company identified four reportable segments that are the main areas in which the Group operates, which are set forth below:

-	the Americas
-	Western Europe
-	Asia-Pacific
-	Central and Eastern Europe, Middle East and Africa

Segment information

Segment information is based on the geographical location of customers as reported to the CODM. CODM business decisions are primarily based on the market data of the various markets in which the Group operates. The data received by the CODM consists of revenues from external customers and contribution by market (before income tax). The operating segments’ accounting policy is identical to the accounting policy applied in these financial statements. Inter-company transactions are not reported in the management reports and thus not presented in the segment information. Assets and liabilities data is not reported in the operating segment information since it is not reviewed by the CODM.

Segment results are calculated in accordance with the management reports reported to the CODM and as follows:

1.	For markets in which marketing is performed by third-party distributors, segment results represent revenues from external customers, less direct cost of revenues and less advertising expenses for that market.
2.	For markets in which marketing is performed by the Group’s wholly owned subsidiaries, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative and sales and marketing expenses).

Reconciliation to consolidated financial statements

The reconciliation amounts include all other operating and financial expenses that were not related directly to the Group’s sales and distribution activities and were not included in the expenses allocation to specific segments in the reports to the CODM.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

A.	Information about reportable segments

	Year ended December 31, 2012
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)

Revenues	157,705	204,332	42,367	31,912	436,316	-	436,316

Reportable income (loss) before income tax	8,565	49,196	11,085	4,225	73,071	(28,474)	44,597
Financial expenses (income), net	1,898	4,729	(1)	15	6,641	(5,705)	936
Depreciation and amortization	2,089	2,271	285	175	4,820	5,304	10,124

External revenues from customers located in Israel amounted to $10.4 million in the year ended December 31, 2012.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2011
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	83,894	153,174	21,010	30,875	288,953	-	288,953

Reportable income (loss) before income tax	409	44,862	4,894	6,586	56,751	(25,893)	30,858
Financial expenses (income), net	1,165	2,810	(8)	53	4,020	(6,171)	(2,151)
Depreciation and amortization	1,105	1,546	135	173	2,959	2,991	5,950

External revenues from customers located in Israel amounted to $9.1 million in the year ended December 31, 2011.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2010
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	40,945	129,369	12,847	25,253	208,414	-	208,414

Reportable income (loss) before income tax	(5,414)	27,124	2,871	3,049	27,630	(12,715)	14,915
Financial expenses (income), net	(861)	(3,010)	(3)	135	(3,739)	3,351	(388)
Depreciation and amortization	383	982	101	182	1,648	1,645	3,293

External revenues from customers located in Israel amounted to $10.5 million in the year ended December 31, 2010.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

B.	Reconciliations of reportable segment income before income tax and financial expenses

Income before income tax

	Year ended December 31
	2010	2011	2012
	(in thousands)

Reportable segments income before income tax	27,630	56,751	73,071
Expenses not allocated to the operating segments	(12,715)	(25,893)	(28,474)

Consolidated income before income tax	14,915	30,858	44,597

Financial expenses (income), net

	Year ended December 31
	2010	2011	2012
	(in thousands)

Reportable segments financial expenses (income), net	(3,739)	4,020	6,641
Financial expenses (income), net not allocated to the operating segments	3,351	(6,171)	(5,705)

Consolidated financial expenses (income), net	(388)	(2,151)	936

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

C.	Entity level disclosures

Information on geographical segments

Information on the assets of each geographical segment is detailed below. The information includes non-current assets data, of which the depreciated cost of property, plant and equipment is allocated to each of the geographical segments and the intangible assets’ amortized cost is not allocated to the geographical segments.

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)

December 31, 2012	9,703	16,520	3,571	47,112	76,906	41,978	118,884
December 31, 2011	5,244	10,787	2,281	28,122	46,434	25,358	71,792
December 31, 2010	2,382	11,078	1,294	13,200	27,954	17,390	45,344

Reconciliation of geographical segments of non-current assets:

	Year ended December 31
	2010	2011	2012
	(in thousands)

Geographical segments non-current assets	27,954	46,434	76,906
Intangible assets	17,390	25,358	41,978
Other non-current assets	1,836	1,392	2,404
Consolidated non-current assets	47,180	73,184	121,288

Major customers

During 2012, a distributor, located in Western Europe represented 10.8% of the total revenue of the Group (2011: a retail chain located in The Americas represented 12.4% of the total revenue of the Group; 2010: a distributor located in Western Europe represented 13.1% of the total revenue of the Group).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

Information about products

	Year ended December 31
	2010	2011	2012
	Revenues
	(in thousands)

Soda makers and exchangeable CO2 cylinders	87,177	125,594	185,875
Consumables	113,352	156,960	241,922
Other	7,885	6,399	8,519

Total	208,414	288,953	436,316

Note 7 – Acquisition of subsidiaries

Acquisition during the current reporting period

(1)	Purchase of the Nordic and Baltic distribution business

On January 2, 2012, the Group purchased its Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB (hereinafter – Empire).

The purchase of the Nordic and Baltic distributing activity is expected to help the Group to capture higher margins on sales of its soda makers and portfolio of consumable products and expand its presence throughout this region.

The change to direct distribution in the Nordic and Baltic region increased the Group revenue by approximately $16 million in 2012.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

in thousands

Cash	9,758
Deferred payment	1,047
Set-off of trade receivables	10,193
Contingent consideration (1)	1,294

Total	22,292

(1)	The Group has agreed to pay Empire additional consideration consisting of a 2% royalty on all net sales of the Group's home carbonation systems in Sweden, Denmark, Norway, Finland and the Baltic states until the end of 2014. In no event shall the aggregate additional consideration exceed SEK 10 million ($1.5 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Acquisition of subsidiaries – (continued)

Identifiable assets acquired and liabilities assumed

In the notes to the financial statement of the Group as of December 31, 2011, the Group included disclosure about the recognized amounts of assets acquired and liabilities assumed at the acquisition date and about the goodwill that was recognized as a result of the acquisition. Following the completion of the measurement, the Group retrospectively adjusted the recognized amounts of assets acquired and liabilities assumed at the acquisition date and the goodwill that was recognized as a result of the acquisition.

	in thousands
	As previously disclosed	As currently reported
Inventories	8,185	7,879
Property, plant and equipment	3,337	1,808
Intangible assets	722	733
Other current liabilities	(377)	(378)
Deferred tax liabilities	(140)	(142)

Fair value of identifiable assets, net	11,727	9,900

The net cash flows used by the Group as a result of the acquisition:

in thousands

Cash paid	(9,758)

Goodwill

Goodwill was recognized as a result of the acquisition as follows.

	in thousands
	As previously disclosed	As currently reported
Total consideration transferred	22,292	22,292
Fair value of identifiable net assets	(11,727)	(9,900)

Goodwill recognized	10,565	12,392

The goodwill is attributable mainly to (i) the value of the going concern element of the Nordic and Baltic distributing activity, which represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately, and (ii) the synergies that benefit the Company in connection with the acquired distribution activity.

The total amount of goodwill that is expected to be deductible for tax purposes is $5.6 million.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Acquisition of subsidiaries – (continued)

Acquisition-related costs

The group incurred acquisition-related costs of $65,000 related to external legal fees and due diligence costs. These costs were recognized in general and administrative expenses in the Group's consolidated statement of operations during the year ended December 31, 2011.

(2)	Purchase of the Canadian distribution business

On August 31, 2012, the Group purchased its Canadian distribution business, and all related assets, from its exclusive distributor, Simply Ecological Products Ltd (hereinafter – SEP).

The purchase of the Canadian distributing activity is expected to accelerate the Group’s business expansion in the Canadian market.

The change to direct distribution in Canada had no material effect on the Group’s revenue in 2012.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred (1)

in thousands

Cash	1,196
Set-off of trade receivables	5,133

Total	6,329

(1)	The Group has agreed to pay SEP additional consideration based on the Group's sales of the Group products in Canada until March 31, 2014. In no event shall the aggregate additional consideration exceed CAD 1.5 million ($1.5 million). The value of the contingent consideration was considered to be immaterial.

Identifiable assets acquired and liabilities assumed

in thousands

Inventories	5,921
Other current assets	284
Property, plant and equipment	22
Intangible assets	101
Other current liabilities	(11)
Deferred tax liabilities	(7)

Fair value of identifiable assets, net	6,310

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Acquisition of subsidiaries – (continued)

The net cash flows used by the Group as a result of the acquisition:

in thousands

Cash paid	(1,196)

Goodwill

Goodwill was recognized as a result of the acquisition as follows.

in thousands

Total consideration transferred	6,329
Fair value of identifiable net assets	(6,310)

Goodwill recognized	19

Acquisition-related costs

The group incurred acquisition-related costs of $76,000 related to external legal fees and due diligence costs. These costs were recognized in general and administrative expenses during 2012.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment

						Office
(in thousands)	Land and buildings(1)		Leasehold	Machinery and equipment		furniture and
	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2011	618	-	8,663	41,202	(3,094)	10,656	12,535	1,921	72,501
Acquisition through business combination	-	-	102	490	-	90	-	12	694
Other additions	1,828	-	2,048	14,458	(87)	2,301	-	135	20,683
Disposals	-	-	(53)	(365)	-	(741)	-	(161)	(1,320)
Transfer from inventories	-	-	-	-	-	-	2,133	-	2,133
Effect of changes in exchange rates	-	-	(10)	(102)	-	34	21	(19)	(76)
Balance as of December 31, 2011	2,446	-	10,750	55,683	(3,181)	12,340	14,689	1,888	94,615
Acquisition through business combination	-	-	-	-	-	124	1,706	-	1,830
Other additions	4,422	(594)	1,786	19,744	-	3,045	5,592	191	34,186
Disposals	(721)	-	-	(260)	-	(4)	-	-	(985)
Transfer from inventories	-	-	-	-	-	-	3,492	-	3,492
Effect of changes in exchange rates	5	-	43	73	-	71	479	22	693
Balance as of December 31, 2012	6,152	(594)	12,579	75,240	(3,181)	15,576	25,958	2,101	133,831
Accumulated depreciation
Balance as of January 1, 2011	28	-	6,553	28,504	(2,997)	8,921	2,248	1,290	44,547
Depreciation for the year	30	-	320	2,502	(26)	1,467	546	174	5,013
Disposals	-	-	(53)	(365)	-	(741)	-	(161)	(1,320)
Transfer from inventories	-	-	-	-	-	-	136	-	136
Reclassification	-	-	(488)	304	184	-	-	-	-
Effect of changes in exchange rates	-	-	(2)	(10)	-	(64)	(75)	(44)	(195)
Balance as of December 31, 2011	58	-	6,330	30,935	(2,839)	9,583	2,855	1,259	48,181
Depreciation for the year	43	-	1,090	4,471	(34)	1,993	758	201	8,522
Disposals	(36)	-	-	-	-	(4)	-	-	(40)
Effect of changes in exchange rates	1	-	18	36	-	61	129	17	262
Balance as of December 31, 2012	66	-	7,438	35,442	(2,873)	11,633	3,742	1,477	56,925
Carrying amounts
As of January 1, 2011	590	-	2,110	12,698	(97)	1,735	10,287	631	27,954
As of December 31, 2011	2,388	-	4,420	24,747	(342)	2,759	11,835	627	46,434
As of December 31, 2012	6,086	(594)	5,141	39,798	(308)	3,943	22,216	624	76,906

(1) Including investment property with carrying amounts of $690,000 and $589,000 as of December 31, 2011 and January 1, 2011, respectively.

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments that utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment – (continued)

A.	Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a number of finance lease agreements. Certain of these leases provide the Group with the option to purchase the vehicles at a beneficial price. As of December 31, 2012, the net carrying amount of the leased land and buildings, leased machinery and equipment and leased vehicles is $3.5 million (2011: $1.7 million), $162,000 (2011: $193,000) and $28,000 (2011: $35,000), respectively.

B.	Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2012, the original cost of such assets is $39 million (2011: $40 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets

(in thousands)	Trademarks,
	patents
	and other
	intellectual
	property(1)	Software	Total
Cost

Balance as of January 1, 2011	33,673	5,655	39,328
Acquisition through business combination	7,397	21	7,418
Other additions	108	1,387	1,495
Disposal	-	(192)	(192)
Effect of changes in exchange rates	(30)	71	41
Balance as of December 31, 2011	41,148	6,942	48,090
Acquisition through business combination	12,964	281	13,245
Other additions	451	3,555	4,006
Disposal	(319)	(13)	(332)
Effect of changes in exchange rates	1,127	94	1,221
Balance as of December 31, 2012	55,371	10,859	66,230

Accumulated amortization

Balance as of January 1, 2011	17,472	4,466	21,938
Amortization for the year	462	475	937
Disposal	-	(192)	(192)
Reclassification	(64)	64	-
Effect of changes in exchange rates	(11)	60	49
Balance as of December 31, 2011	17,859	4,873	22,732
Amortization for the year	488	1,114	1,602
Disposal	(164)	-	(164)
Effect of changes in exchange rates	8	74	82
Balance as of December 31, 2012	18,191	6,061	24,252

Carrying amounts
As of January 1, 2011	16,201	1,189	17,390
As of December 31, 2011	23,289	2,069	25,358
As of December 31, 2012	37,180	4,798	41,978

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets – (continued)

Intangible assets with indefinite useful life

The Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite-lived have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. As of December 31, 2012, the carrying amount of such assets is $15 million (2011: $15 million).

Note 10 - Inventories

	As of December 31
	2011		2012
	(in thousands)

Raw materials and work in process	37,060		52,929
Finished goods	32,667	(*)	55,392
Refill cylinder stock	6,898	(*)	4,358

Total	76,625		112,679

(*) Reclassified.

During the year 2012, the write-down of inventories to net realizable value amounted to $3.3 million (2011: $1.0 million). The write-down is included in cost of revenues.

Note 11 - Other receivables

	As of December 31
	2011		2012
	(in thousands)

VAT refundable	5,384		8,527
Income tax prepayments	3,280		3,811
Custom prepayments	4,106		5,067
Prepayment for investments	2,076		1,057
Advances to suppliers	988	(*)	2,342
Prepaid expenses and other	4,230	(*)	7,217

Total	20,064		28,021

(*) Reclassified.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Cash and cash equivalents and bank deposits

A.	Cash and cash equivalents

	As of December 31
	2011	2012
	(in thousands)

Bank balances	7,786	34,068
Bank deposits (1)	26,983	28,000

Total	34,769	62,068

(1)	Bank deposits

			As of December 31
			2011	2012
			(in thousands)
	Currency	nominal interest rate
		(December 31, 2012)
Bank deposit	€		15,183	-
Bank deposit	NIS		1,760	-
Bank deposit	$	0.54%-0.72%	10,040	28,000

Total			26,983	28,000

B.	Bank deposits

			As of December 31
			2011	2012
			(in thousands)
	Currency	nominal interest rate
		(December 31, 2012)
Bank deposit	€		39,485	-

Total			39,485	-

The Group’s exposure to currency risk and impairment losses related to cash and cash equivalents is disclosed in Note 24.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Capital and reserves

A.	Share capital

	Ordinary Shares (1)
In thousands of shares	2011	2012
On issue at January 1	18,447	20,063

Share issuance (1)	1,200	-

Exercise of RSU(2)	-	21

Exercise of employee options (3)	416	526

On issue at December 31	20,063	20,610

Authorized (4)	54,000	54,000

In thousands of USD
Issued and fully paid on December 31	3,238	3,330

(1)	On April 14, 2011, the Company issued 1,200,000 ordinary shares (in its follow-on offering) at a price of $43.50 per share. The gross proceeds from the issuance were $52.2 million. Incremental costs directly attributable to the issuance of shares (including underwriting discounts and commissions) amounted to $4.3 million and were recognized as a deduction from equity.

(2)	In October 2012, a former shareholder of a subsidiary exercised 20,807 RSUs of the total 41,614 RSUs granted to him as part of the consideration for the shares of the subsidiary. As a result, an amount of $750,000 was transferred to equity from other current liabilities.

(3)	See Note 27.

(4)	Par value NIS 0.645 each.

Shareholders’ rights

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

Shares reserved for share option plan

See Note 27.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Capital and reserves – (continued)

B.	Translation reserve for foreign operations

The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations.

Note 14 - Loans and borrowings

	As of December 31
	2011	2012
	(in thousands)

Secured bank loans	4,006	-

Total	4,006	-

The revolving credit facilities were not utilized as of December 31, 2012 and December 31, 2011.

Pledges and guarantees

The Group has agreed not to pledge or charge and not to undertake to pledge or charge its assets (“negative pledge”), following agreements with financial institutions regarding the receipt of certain bank services, including loans and credit facilities.

Note 15 - Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits and share-based payments.

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law – 1963 (hereinafter – the Severance Law). For employment periods from July 2010 onwards, with respect to most of its Israeli employees, the Company has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, with respect to its Israeli employees, and for employment periods after July 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Company has an additional reserve deposited in the Company's name in a recognized compensation fund. Withdrawal of the reserve monies is contingent upon fulfillment of detailed provisions in the Severance Law.

Some of the non-Israeli subsidiaries calculate an actuarial obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

	December 31
	2011	2012
	(in thousands)
Post-employment benefits
Present value of funded obligations	5,996	6,909
Less fair value of plan assets	(5,034)	(5,508)
Recognized liability for defined benefit plan	962	1,401

Other long-term benefits
Liability for seniority grant obligations	475	466

Short-term benefits
Salary and related expenses	6,009	9,843
Liability for holiday pay	1,850	2,530
Total short-term benefits	7,859	12,373

Total employee benefits	9,296	14,240

	December 31
	2011	2012
	(in thousands)
Presented under the following items:
Other current liabilities	7,859	12,373
Employee benefits (non-current liabilities)	1,497	1,939
Other receivables (non-current assets)	(60)	(72)

Total	9,296	14,240

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

A.	Post-employment benefit plans – defined benefit plan

1.	Movement in the present value of the defined benefit obligations

	2011	2012
	(in thousands)
Defined benefit obligations as of January 1	5,920	5,996
Additions through business combination	362	-
Benefits paid by the plan	(538)	(250)
Current service costs and interest costs (see below)	544	485
Changes in respect of foreign exchange differences	(55)	218
Remeasurements:
- Experience adjustments	(391)	62
- Actuarial (gains) losses from changes in demographic assumptions	(25)	-
- Actuarial (gains) losses from changes in financial assumptions	179	398

Defined benefit obligations as of December 31	5,996	6,909

2.	Movement in plan assets

	2011	2012
	(in thousands)
Fair value of plan assets as of January 1	5,409	5,034
Contributions paid into the plan	331	363
Benefits paid by the plan	(573)	(296)
Changes in respect of foreign exchange differences	(50)	166
Interest income	167	143
Return on plan assets, excluding interest income	(250)	98

Fair value of plan assets as of December 31	5,034	5,508

3.	Expense recognized in the statement of operations

	Year ended December 31
	2010	2011	2012
	(in thousands)
Current service costs and foreign exchange differences	695	346	367
Net interest on net defined liability	17	26	27
Actuarial losses(*)	483	13	-

Total	1,195	385	394

(*) As noted in Note 2(F)(1), due to immateriality, comparative figures were not restated.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

4.	Actual return on plan assets

	Year ended December 31
	2010	2011	2012
	(in thousands)
Actual return on plan assets	315	(83)	241

5.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2010	2011	2012
Discount rate as of December 31	3.62%	2.95%	2.37%
Future salary nominal increases (1)	2.19%	2.28%	2.25%

Assumptions regarding future mortality are based on published statistics and mortality tables.

(1)	Based on management assessment.

6.	Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions by half of a percent.

Defined benefit obligation

	December 31, 2012
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(280)	322
Future salary nominal increases	47	(42)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

7.	Expected contributions in 2013

The Group expects $266,000 of contributions to be paid to the funded defined benefit plan in 2013.

B.	Post-employment benefit plans - defined contribution plan

	Year ended December 31
	2010	2011	2012
	(in thousands)
Amount recognized as expense in respect of defined contribution plan	450	2,622	4,211

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Provisions

			Machinery
	Legal	Right of	and plant
	claims (1)	return (1)	dismantling (2)	Warranty (1)	Total
	(in thousands)

Balance as of January 1, 2012	-	207	514	190	911
Provision made during the period	393	-	-	1,027	1,420
Provisions used during the period	-	-	-	(510)	(510)
Provisions reversed during the period	-	(12)	-	-	(12)
Time value discount amortization	-	-	23	-	23
Changes in respect of foreign exchange differences	4	3	-	2	9

Balance as of December 31, 2012	397	198	537	709	1,841

(1) Current liability

(2) Non-current liability

Legal claims

See Note 25(A).

Right of return

The Group sells certain specific products with an unlimited right of return that entitle customers to a refund. In the opinion of the management of the Company, appropriate provisions have been included in the financial statement to cover the estimated refund obligations. The estimation was based on previous experience and relevant management assumptions.

Machinery and plant dismantling

A provision was made based on the Group’s estimation of dismantling costs related to one of the Israeli production plants.

Warranties

The Group provides a limited warranty (lifetime or time limited) for products sold to customers.

Note 17 - Other current liabilities

	As of December 31
	2011		2012
	(in thousands)

Employees and payroll-related accruals	7,859		12,373
Marketing accrual	6,304		13,494
Professional advice	1,270		1,466
Contingent consideration in business combinations	585	(*)	1,836
Other	5,053	(*)	7,853

Total	21,071		37,022

(*) Reclassified.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Other income, net

	For the year ended December 31
	2010	2011	2012
	(in thousands)

Rental income	164	158	106
Capital gain on sales of property, plant and equipment	93	-	766
Other	-	-	(388)

Total other income	257	158	484

Note 19 - General and administrative expenses

	For the year ended December 31
	2010		2011		2012
	(in thousands)

Wages and salaries	10,183		16,004		18,735
Management agreement termination fee	2,270		-		-
Communication and support costs	2,225		2,698		2,802
Rental and building maintenance	1,833		2,141		2,628
Professional advisors	1,011		1,742		1,650
Legal	906		1,397		1,896
Audit & review(*)	644	(*)	1,263	(*)	1,492
Depreciation	995		1,487		2,456
Travel expenses	666		1,022		1,010
Other	3,314	(*)	2,075	(*)	5,098

Total general and administrative expenses	24,047		29,829		37,767

(*) Reclassified.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Sales and marketing expenses

	For the year ended December 31
	2010	2011	2012
	(in thousands)

Wages and salaries	19,371	21,507	27,691
Advertising and promotions	27,841	45,925	74,297
Distribution costs	13,277	17,863	26,844
Commissions	3,138	3,267	6,998
Travel expenses	1,500	2,043	3,024
Storage expenses	3,235	4,046	7,382
Depreciation	1,280	825	728
Bad debt	366	399	305
Other	4,012	3,295	5,740

Total sales and marketing expenses	74,020	99,170	153,009

Note 21 - Financial expenses (income), net

	For the year ended December 31
	2010	2011	2012
	(in thousands)

Interest on financial liabilities measured at amortized cost	2,069 (*)	308 (*)	423
Time value discount amortization of provisions and other current liabilities (*)	22 (*)	84 (*)	363
Interest on bank balances and bank deposits	(188)	(1,827)	(611)
Interest income from Tax Authorities, net	-	(91)	(6)

Total interest expense (income), net	1,903	(1,526)	169

Bank charges	554	407	583
Other	44	379	513
Other financial expenses	598	786	1,096

Foreign exchange differences, net	2,702	1,411	50
Other	187	-	279
Other financial income	2,889	1,411	329

Total other financial expense (income), net	(2,291)	(625)	767

Total financial expenses (income), net	(388)	(2,151)	936

(*) Reclassified.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax

A.	Details regarding the tax environment of the Group

1.	General

The Group subsidiaries are incorporated in various countries where income is basically taxed at statutory rates. Certain subsidiaries benefit from tax incentives or are subject to specific tax rulings.

The regular corporate tax rate in Israel in 2012 is and in subsequent years will be 25% (2011: 24%; 2010: 25%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

2.	Benefits under the Law for the Encouragement of Capital Investments - 1959

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments – 1959 (hereinafter – the Encouragement Law).

According to the provisions of the Encouragement Law, the subsidiary is entitled to tax benefits relating to investment programs that are governed by “Approved Enterprise” certificates. The benefit period is generally limited to either a seven or a ten year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from the commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through the repurchase of shares, is subject to the regular corporate tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

The benefits period of an investment program that was approved in December 1999 ended at the end of the 2012 tax year. This investment program provided a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets.

The operational phase of another program, which is in the investment grant course and was approved in December 2005, has not yet commenced. The subsidiary will be entitled to a grant for part of the approved investment. The benefit period for this program will be ten years (with a tax exemption for two years and a reduced tax rate for eight more years) beginning in the first year the subsidiary has taxable income from the approved assets.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the regular corporate tax rate in Israel as detailed above.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

On December 29, 2010, the Israeli Parliament approved the Economic Policy Law for 2011-2012, which includes an amendment to the Encouragement Law (hereinafter – the Amendment to the Law). The Amendment to the Law introduces new benefits for income generated by a Preferred Company through its Preferred Enterprise (as such terms are defined in the Encouragement Law) effective as of January 1, 2011 and thereafter. Entities can elect not to be included in the scope of the Amendment to the Law and to remain in the scope of the Encouragement Law prior to the Amendment to the Law until the end of the benefits period.

The Amendment to the Law provides that companies in certain development areas (including the area where the aforementioned Israeli subsidiary’s facility is currently located) will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated and instead two new tax tracks were introduced, Preferred Enterprises and Special Preferred Enterprises, which mainly provide a uniform and reduced tax rate for all of a company’s income entitled to benefits.

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

B.	Composition of income tax expense
	Year ended December 31
	2010	2011	2012
	(in thousands)

Current tax expense (income)
Current period (1)	2,657	2,112	3,530
Adjustments for prior periods, net (2)	(285)	942	(2,491)
	2,372	3,054	1,039

Deferred tax expense (income)
Origination and reversal of temporary differences	222	276	(278)
Change in tax rate	(299)	43	(24)
	(77)	319	(302)

Income tax expense	2,295	3,373	737

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

(1)	Year ended December 31
	2010	2011	2012
	(in thousands)

Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce current tax expense	2,265	1,937	2,727

(2)	Regarding year ended December 31, 2012 see Note 22(E).

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense:

	Year ended December 31
	2010	2011	2012
	(in thousands)

Income before income tax	14,915	30,858	44,597

Primary tax rate of the Company	25%	24%	25%

Income tax using the Company’s primary tax rate	3,729	7,406	11,149

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(2,416)	(4,339)	(4,041)
Tax exempt income	-	(9)	(559)
Non-deductible expenses	48	83	180
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(2,265)	(1,937)	(2,727)
Current year tax losses and benefits for which deferred taxes were not recognized	1,498	1,066	224
Reversal of deferred taxes for tax losses and benefits from prior periods for which deferred taxes were recognized	-	109	-
Taxes in respect of prior periods	(285)	942	(2,491)
Effect of change in tax rate	(299)	43	(24)
Other differences	2,285	9	(974)

Income tax expense	2,295	3,373	737

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

D.	Deferred tax assets and liabilities

1.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

							Tax
					Carry-		deductible
					forward	Unrealized	provisions
		Property,			tax losses	intra-	for
		plant and		Employee	and	Group	product
	Inventories	equipment	Intangibles	benefits	deductions	profits	returns	Total
	(in thousands)
Balance of deferred tax asset (liability) as of January 1, 2011	-	390	-	21	117	1,091	(532)	1,087
Business combinations	(30)	-	(887)	-	625	-	-	(292)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	30	(18)	57	76	(27)	(356)	(38)	(276)
Effect of change in tax rate	-	-	-	-	-	-	(43)	(43)
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	-	-	-	-	(8)	-	(17)	(25)
Balance of deferred tax asset (liability) as of December 31, 2011	-	372	(830)	97	707	735	(630)	451
Business combinations	-	-	(149)	-	-	-	-	(149)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(136)	(3,019)	93	113	1,945	970	312	278
Effect of change in tax rate	-	-	24	-	-	-	-	24
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	35	-	-	-	35
Changes in respect of foreign exchange differences	(3)	7	(21)	-	13	-	(29)	(33)
Balance of deferred tax asset (liability) as of December 31, 2012	(139)	(2,640)	(883)	245	2,665	1,705	(347)	606
Presented under assets	47	360	-	21	-	1,705	-	2,133
Presented under liabilities	(186)	(3,000)	(883)	224	2,665	-	(347)	(1,527)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2012 amounted to $35.6 million (2011: $40.6 million). Most of these tax losses do not expire under current tax legislation. The Group has not recognized $6.8 million of the potential future tax benefits (2011: $11.0 million) since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2012, the Group reached agreements with the tax authorities in some of the jurisdictions in which the Group operates. Following the entry into such agreements, the Group has adjusted the tax provision.

Tax authorities may have different interpretations than the Group’s interpretations with regard to various tax issues. In the opinion of the Group’s management, appropriate provisions have been included in the financial statements to cover estimated tax obligations.

Note 23 - Operational leases

The Group leases its headquarters facility, manufacturing and distribution facilities, sales offices and vehicles under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2012 were $6.5 million (2011: $4.7 million; 2010: $3.6 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2012 are as follows:

(in thousands)

2013	5,473
2014	3,754
2015	2,321
2016	1,915
2017	1,467
2018 and thereafter	733

Total	15,663

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments

A.	Credit risk

1.	Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31
	2011	2012
	(in thousands)

Cash and cash equivalents	34,769	62,068
Bank deposits	39,485	-
Derivative financial instruments	322	803
Trade receivables	58,452	86,650
Assets classified as available-for-sale	837	868

Total	133,865	150,389

2.	Trade receivables

The Group's trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
	2011	2012
	(in thousands)

Not past due	46,973	72,121
Past due 1-30 days	6,656	11,685
Past due 31-90 days	4,317	3,546
Past due more than 90 days	1,239	56
	59,185	87,408

Allowance for uncollected receivables	(733)	(758)

Total	58,452	86,650

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

Allowance for uncollected receivables during the year:

	December 31
	2011	2012
	(in thousands)

Balance as of January 1	576	733
Provision for non-collection recognized as a cost in sales and marketing expenses	399	305
Write-offs charged against the allowance	(242)	(280)

Balance as of December 31	733	758

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
	Currency	2011	2012
		(in thousands)

United States	Dollar	15,225	30,389
Euro countries (1)	€	26,086	26,110
Israel	NIS	2,855	3,554
Switzerland	CHF	2,103	2,325
Australia	AUD	4,608	5,633
South Africa	ZAR	1,606	1,484
United Kingdom	GBP	5,510	3,926
Sweden	SEK	-	6,082
Denmark	DKK	-	1,728
Norway	NOK	-	1,464
Canada	CAD	-	3,106
New Zealand	NZD	186	82
Others	Dollar	273	767

Total		58,452	86,650

(1) Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customers’ balances are comprised as follows:

	Payment terms	As of December 31
	in days	2011	2012
		(in thousands)

Customer A	30	2,621	8,421
Customer B	30	-	7,150
Customer C	60	1,281	5,106

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31
	2011	2012
	(in thousands)

Wholesale customers	40,834	81,180
Distributors	17,037	5,018
End-user customers	581	452

Total	58,452	86,650

Credit enhancements

As of December 31, 2012, trade receivables of $73.2 million are insured by credit insurance (2011: $49.4 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

B.	Liquidity risk

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

	December 31, 2012
	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Trade payables	86,431	86,431	86,431	-	-	-
Other current liabilities	20,968	21,206	18,120	2,595	491	-
Total non-derivative financial liabilities	107,399	107,637	104,551	2,595	491	-

Derivative financial liabilities
Derivative financial instruments that are not used for hedging	261	261	261	-	-	-

	December 31, 2011

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Trade payables	47,383	47,383	47,383	-	-	-
Other current liabilities	12,143	12,287	9,626	1,038	1,623	-
Loans and borrowings	4,006	4,006	4,006	-	-	-
Total non-derivative financial liabilities	63,532	63,676	61,015	1,038	1,623	-
F-64

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

C.	Market risk

1.	Linkage and foreign currency risk

i.	Exposure to linkage and foreign currency risk

The Group's exposure to linkage and foreign currency risk as of the reporting date was as follows:

	December 31, 2012
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	Total

Current assets
Cash and cash equivalents	42,717	8,686	1,542	497	2,121	592	973	2,964	562	436	655	323	62,068
Trade receivables	31,156	26,110	3,554	2,325	5,633	1,484	3,926	6,082	1,728	1,464	3,106	82	86,650
Assets classified as available-for-sale	-	20	832	16	-	-	-	-	-	-	-	-	868
Derivative financial
instruments	803	-	-	-	-	-	-	-	-	-	-	-	803

Total assets	74,676	34,816	5,928	2,838	7,754	2,076	4,899	9,046	2,290	1,900	3,761	405	150,389

Current liabilities
Trade payables	19,067	10,862	48,727	964	1,604	254	1,759	1,951	363	358	465	57	86,431
Other current liabilities	12,844	4,657	294	263	48	302	853	1,562	9	75	50	11	20,968
Derivative financial instruments	261	-	-	-	-	-	-	-	-	-	-	-	261

Total liabilities	32,172	15,519	49,021	1,227	1,652	556	2,612	3,513	372	433	515	68	107,660

Total assets (liabilities), net	42,504	19,297	(43,093)	1,611	6,102	1,520	2,287	5,533	1,918	1,467	3,246	337	42,729

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2011
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	OTHER	Total
Current assets
Cash and cash equivalents	11,690	17,494	3,125	501	893	101	248	717	34,769
Bank deposits.	-	39,485	-	-	-	-	-	-	39,485
Trade receivables	15,499	26,086	2,855	2,103	4,608	1,606	5,510	185	58,452
Assets classified as available-for-sale	-	21	804	12	-	-	-	-	837
Derivative financial instruments	-	322	-	-	-	-	-	-	322

Total assets	27,189	83,408	6,784	2,616	5,501	1,707	5,758	902	133,865

Current liabilities
Loans and borrowings	-	4,006	-	-	-	-	-	-	4,006
Trade payables	13,795	6,178	24,712	358	976	183	1,144	37	47,383
Other current liabilities	5,140	5,951	143	376	35	167	331	-	12,143

Total liabilities	18,935	16,135	24,855	734	1,011	350	1,475	37	63,532

Total assets (liabilities), net	8,254	67,273	(18,071)	1,882	4,490	1,357	4,283	865	70,333

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

During 2012 and 2011, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2012, the Group’s notional investment in currency options is $71 million (2011: $45 million) with fair value of $542,000 (2011: $305,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31
	2011	2012	2011	2012
	Annual change		Reporting date spot rate

1 EUR	(3.30)%	2.28%	1.29	1.32
1 NIS	(7.12)%	2.56%	0.26	0.27
1 CHF	(0.40)%	3.00%	1.06	1.09
1 AUD	(0.28)%	2.23%	1.01	1.04
1 ZAR	(18.03)%	(4.40)%	0.12	0.12
1 GBP	(0.37)%	4.86%	1.54	1.62
1 SEK	(2.78)%	6.18%	0.14	0.15
1 DKK	(2.94)%	1.99%	0.17	0.18
1 NOK	(2.83)%	7.88%	0.17	0.18
1 CAD	(2.29)%	2.53%	0.98	1.00
1 NZD	(0.51)%	6.16%	0.77	0.82

ii.	Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2012 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011:

	December 31, 2012
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(657)	1,531	1,134	(1,054)
NIS	3,225	3,526	(1,811)	(2,112)
CHF	(82)	50	(1)	(133)
AUD	(529)	91	482	(138)
ZAR	(152)	(26)	152	26
GBP	54	288	105	(129)
SEK	(158)	394	616	64
DKK	(192)	-	192	-
NOK	(147)	-	147	-
CAD	(81)	241	193	(129)
NZD	(34)	-	34	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2011
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(6,581)	611	6,633	(559)
NIS	1,807	2,025	(1,807)	(2,025)
CHF	(188)	-	188	-
AUD	(449)	(15)	449	15
ZAR	(136)	-	136	-
GBP	(428)	(429)	428	429

2.	Interest rate risk

i.	Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2011	2012
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	66,468	28,000

Variable rate instruments
Financial liabilities	(4,006)	-

ii.	Cash flow sensitivity analysis for variable rate instruments

As of December 31, 2012, the Group has no variable rate instruments. As of December 31, 2011, a change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2011
	Equity	Net income
	(in thousands)
Increase in interest	(40)	(40)

Decrease in interest	40	40

3.	Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, trade receivables, assets classified as available-for-sale, derivative financial instruments, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

Interest rates used to determine fair value

	2011	2012

Derivative financial instruments:
U.S. Dollar	0.20%-0.42%	0.30%-0.32%
	€0.68%-1.54%	0.33%-0.40%
NIS	2.43%-2.74%	1.63%-1.75%
CHF	0.03%-0.04%	0.08%-0.15%
AUD	-	2.85%-2.93%
GBP	-	0.67%-0.69%
SEK	-	1.10%-1.20%
CAD	-	1.00%-1.32%

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Assets classified as available-for-sale	-	-	868	868
Derivative financial instruments	-	803	-	803

Total assets	-	803	868	1,671
Financial liabilities

Other current liabilities	-	-	1,836	1,836
Derivative financial instruments	-	261	-	261

Total liabilities	-	261	1,836	2,097

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets
Assets classified as available-for-sale	-	-	837	837
Derivative financial instruments	17	305	-	322

Total assets	17	305	837	1,159

Financial liabilities	-	-	585	585

Total liabilities	-	-	585	585

Note 25 - Contingencies

Legal proceedings

From time to time, the Group is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of the management of the Company, which is based on, among other things, the opinion of its legal counsel, appropriate provisions have been included in the financial statements (see Note 16), where warranted, to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claims with no specified amount and excluding claims where the likelihood of an outflow of resources is considered to be remote) amounted to $0.5 million as of December 31, 2012. The provision included in the financial statements for such legal claims and proceedings totaled $0.4 million as of December 31, 2012.

The Group is also a party to various personal injury claims, as a direct party or a third party, in which the amounts of the claims are not specified. These claims are handled by the Group’s insurers.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Net income per share

	Year ended December 31
	2010	2011	2012
	(in thousands)

Net income for the year ended December 31 - basic	12,620	27,485	43,860
Interest expense of convertible shareholders’ loans, net of tax	544	-	-

Net income for the year ended December 31- diluted	13,164	27,485	43,860

Weighted average shares outstanding at January 1	6,259	18,448	20,106
Effect of conversion of shareholders’ loans	968	-	-
Effect of share issuance (1)	791	868	-
Effect of employee options exercised (2)	7	237	238
Effect of other options exercised	1	-	-

Weighted average shares outstanding at December 31 – basic	8,026	19,553	20,344

Effect of convertible shareholders’ loans	5,700	-	-
Effect of employee options (2)	947	1,019	624
Effect of other options	7	-	-

Weighted average shares outstanding at December 31 – diluted	14,680	20,572	20,968

Net income per share (In $)
Basic	1.57	1.40	2.16
Diluted	0.90	1.34	2.09

(1) See Note 13(A)(1).

(2) See Note 27.

The value of the Company’s shares for purposes of calculating the dilutive effect of options was based on the Company’s share valuation performed or on the quoted market prices (following the IPO) for the period during which the options were outstanding.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter – the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase shares in the Company. The 2007 Option Plan and the 2010 Option Plan are intended to provide an incentive to retain employees and to attract new employees that the Board of Directors determines provide services that are valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

As of December 31, 2012, 2,084,988 ordinary shares remained available for issuance under our option plans of which options to purchase 1,643,025 ordinary shares had been granted and were outstanding, including 20,807 options granted to a former shareholder of a subsidiary as part of the consideration for the shares of the subsidiary.

The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant if not exercised earlier. Options granted on or after February 23, 2012 but prior to February 26, 2013, will expire prior to six years after the date of grant if not exercised earlier. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier.

Regarding the 2007 Option Plan, and the 2010 Option Plan with respect to employees, normally, based on employment periods, one quarter of the options included in each grant vest one year after the grant date, and the rest vest over the sequential three years, quarterly, in twelve equal portions.

Regarding the 2010 Option Plan with respect to grant to the CEO approved by the annual general meeting on December 20, 2012 (Long-Term Incentive Plan, hereinafter - LTIP), based on employment periods, 135,000 of the options included in the aforementioned grant vest on January 1, 2014, and 315,000 of the options included in the aforementioned grant vest on December 31, 2015; the vesting on December 31, 2015 is subject to achieving a performance condition of Weighted Revenue-EBITDA Measurement (as may be discounted) of at least 100%. The Weighted Revenue-EBITDA Measurement is calculated as (a) 40% of the ratio between the Actual Cumulative Revenue and the Cumulative Revenue Target; plus (b) 60% of the ratio between the Actual Cumulative EBITDA and the Cumulative EBITDA Target; and the result of (a) plus (b), being multiplied by 100 (“Weighted Revenue-EBITDA Measurement”). In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” equals the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years of 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Actual Cumulative EBITDA” equals the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Cumulative Revenue Target” equals the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” equals the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive).

Regarding the 2010 Option Plan with respect to non-employees (members of the Board of Directors), based on service providing periods, one third of the options included in each grant vest one year after the grant date, and the rest vest over the sequential two years, annually, in two equal portions.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

The options were granted for no consideration. The options are exercisable only during the period the option holder is employed or providing service to the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is, €1.61 for each share option granted until January 15, 2009; €4.84 for each share option granted after January 15, 2009 through February 28, 2010; €10.32 for each share option granted after February 28, 2010 through October 13, 2010; $20.00 for each share option granted after October 13, 2010 through the IPO and NIS 0.645 or $31 - $41 (in general, the par value of the Company's shares or the price of the Company's shares as of the respective grant date, as the case may be) for each share option granted thereafter.

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

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

	Number of
Options grant period	options	Vesting conditions
		(1)	(2)	(3)	(4)	(5)	(6)
Quarter 4, 2007	660,211	144,962	29,965	-	-	-	485,284
Quarter 1, 2008	92,470	-	92,470	-	-	-	-
Quarter 2, 2008	90,332	54,264	36,068	-	-	-	-
Quarter 3, 2008	147,816	3,876	52,658	-	-	-	91,282
Quarter 4, 2008	82,171	32,558	-	-	-	-	49,613
Quarter 1, 2009	8,616	-	8,616	-	-	-	-
Quarter 3, 2009	34,109	34,109	-	-	-	-	-
Quarter 4, 2009	29,457	29,457	-	-	-	-	-
Quarter 1, 2010	26,356	26,356	-	-	-	-	-
Quarter 2, 2010	94,186	94,186	-	-	-	-	-
Quarter 4, 2010	727,450	547,450	-	180,000	-	-	-
Quarter 3. 2011	63,000	63,000	-	-	-	-	-
Quarter 4, 2011	183,000	183,000	-	-	-	-	-
Quarter 1, 2012	40,400	40,400	-	-	-	-	-
Quarter 2, 2012	9,000	9,000	-	-	-	-	-
Quarter 3, 2012	97,500	97,500	-	-	-	-	-
Quarter 4, 2012	457,500	7,500	-	-	135,000	315,000	-

Total options granted	2,843,574

Contractual life of options granted until February 22, 2012 is ten years and contractual life of options granted thereafter is six years.

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(2)	Fully vested at grant date.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(4)	Vests one year after the grant date.

(5)	Vests three years after the grant date, subject to performance condition as detailed above.

(6)	Other than (1) – (5) above (mainly – quarterly-based, ten to12 quarters).

A.	The number and weighted average exercise prices of options are as follows:

	Number of options			Weighted average exercise price ($)
	2010	2011	2012	2010	2011	2012
Outstanding at January 1	1,057,968	1,803,449	1,576,486	2.35	9.79	14.96

Forfeited and expired during the period(1)	(37,479)	(56,833)	(32,258)	5.31	17.28	19.05

Exercised during the period	(65,032)	(416,130)	(526,410)	2.57	2.69	5.57

Granted during the period	847,992	246,000	604,400	18.36	30.89	35.59

Outstanding at December 31	1,803,449	1,576,486	1,622,218	9.79	14.96	25.64

Exercisable at December 31	822,924	733,638	502,435	2.11	6.95	16.30

Weighted average remaining contractual life (years)	8.43	8.07	7.00
Weighted average contractual life (years)	10.00	10.00	8.58

(1) Including 3,128 options vested and expired earlier due to employment termination during the year 2010.

The options outstanding at December 31, 2012 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $41 (2011: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $39; 2010: €1.61, €4.84, €10.32 and $20.00).

The weighted average share price at the date of exercise for options exercised in 2012 was $38.97 (2011: $43.90; 2010: $29.46).

B.	Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

Expected volatility is estimated based on the weighted average historic volatility of comparable companies over the expected term of the options. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the Company was formed in 2007 and thus does not have a sufficient history of option exercises. The risk-free interest was determined on the basis of AAA-rated Euro area central government bonds or on the basis of non-indexed linked U.S. Federal Reserve treasury bonds (as applicable), with a remaining life equal to the expected life of the options.

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31
	2010	2011	2012

Average fair value at grant date (in USD)	12.45	23.64	23.19

The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)	19.38	35.78	41.68
Exercise price (weighted average) (in USD)	17.22	31.59	35.59
Expected volatility (weighted average)	55%-86%	34%-77%	38%-75%
Option life (years)	5.50 – 7.05	5.50-7.00	3.50-7.00
Expected dividends	0%	0%	0%
Risk-free interest rate	0.60%-3.40%	1.12%-2.28%	0.18%-1.76%

C.	Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 5% for management (including non-employees) and 15% for other employees based on the Company's assessment.

Remuneration expenses

	Year ended December 31
	2010	2011	2012
	(in thousands)

Expenses arising from share-based payment grants settled by the Company’s equity instruments	1,303	5,389	6,189

See Note 28 regarding options that were granted to key management personnel.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 28 - Related parties

A.	Key management personnel compensation

In addition to their remuneration, the Group also provides non-cash benefits (such as a vehicle) to key management personnel. Key management personnel are also entitled to post-employment benefits (for which the Group contributes to a defined benefit plan on their behalf) and participate in the Company’s share option plan (see Note 15 and Note 27, respectively).

Compensation to key management personnel:

	Year ended December 31
	2010(1)		2011		2012
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		(in thousands)		(in thousands)		(in thousands)

Short-term employee benefits	7	865	7	1,151	6	1,170
Long-term employee benefits	-	-	-	-	1	41
Post-employment benefits	1	21	1	35	1	34
Share-based payments	7	497	6	1,973	6	2,084

Total		1,383		3,159		3,329

(1) Excluding compensation paid prior to the IPO to key management personnel that were not employed by the Company.

B.	Transactions with related parties

	Year ended December 31
	2010	2011	2012
	Value of transactions
	(in thousands)

Related party

Parent company	2,971	-	-

Party having significant influence over the Company	22	-	-

There were no outstanding balances regarding transactions with related parties as of December 31, 2012 and 2011.

Exculpation, insurance and indemnification of key management personnel

The Group’s key management personnel and directors are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has entered into agreements with each of its key management personnel and directors exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreement is (1) with respect to indemnification in connection with a public offering of the Company’s securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of the Company’s securities, the greater of (a) an amount equal to 50% of the shareholders’ equity on a consolidated basis, based on the Company's recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 28 - Related parties – (continued)

C. Liabilities to related parties

	Year ended December 31
	2010	2011	2012
	Finance expenses
	(in thousands)
Related Party
Parent company	243	-	-

Party having significant influence over the Company	127	-	-

There were no outstanding balances regarding liabilities to related parties as of December 31, 2011 and 2012.

Note 29 - Group entities

A listing of each of SodaStream International Ltd subsidiaries as of December 31, 2012 is as follows:

Name of subsidiary	Jurisdiction of incorporation	Ownership interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH.	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (PTY) Ltd.	South Africa	100%
SodaStream USA, Inc.	United States	100%
Soda-Club CO2 Ltd. (BVI)	British Virgin Islands	100%
Soda-Club (Europe) Ltd.	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream Direct, LLC.	United States	100%
SodaStream Professional S.r.l	Italy	100%
SodaStream Nordics AB	Sweden	100%
SodaStream Canada Ltd.	Canada	100%

