Form 20-F
period 2013-12-31
SodaStream International Ltd.
filed 2014-04-30
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Airport City 7010000, Israel

(Address of principal executive offices)

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7010000, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, the registrant had outstanding 20,884,984 ordinary shares, par value 0.645 per share.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our continued expansion into the United States;

•	our plans to increase our installed base in our markets and generate ongoing demand for consumables;

•	our intent to use certain marketing techniques for expansion into new markets;

•	the estimated cost of constructing, and the timing of completion of, an additional manufacturing facility;

•	our intention to increase the number of stores in each region where we sell our products;

•	our belief that the sale of soda makers will increase the sale of consumables;

•	future product developments and our plans for collaboration arrangements with third parties, including our plans to license our proprietary carbonating technology to third parties;

•	our intent to enter new markets in collaboration with distributors;

•	our ability to continue to lower production costs and increase gross margins; and

•	our belief that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply for our raw materials.

The forward-looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Item 3.D —Risk Factors,” “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects.”

All of the forward-looking statements we have included in this annual report are based on information available to us as of the date of this annual report. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and December 31, 2013 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains information that is not derived from our financial statements.

(in thousands, except share	Year Ended December 31,
and per share amounts)	2009	2010	2011	2012	2013
Consolidated statements of operations data:
Revenues	$136,246	$208,414	$288,953	$436,316	$562,723
Cost of revenues	60,445	96,077	131,405	200,491	277,153
Gross profit	75,801	112,337	157,548	235,825	285,570
Operating expenses:
Sales and marketing	45,006	74,020	99,170	153,009	186,289
General and administrative	17,039	24,047	29,829	37,767	50,353
Other income, net	(123)	(257)	(158)	(484)	-
Total operating expenses	61,922	97,810	128,841	190,292	236,642
Operating income	13,879	14,527	28,707	45,533	48,928
Interest expense (income), net	2,623	1,903	(1,526)	169	551
Other financial expenses (income), net	(322)	(2,291)	(625)	767	1,695
Total financial expenses (income), net	2,301	(388)	(2,151)	936	2,246
Income before income tax	11,578	14,915	30,858	44,597	46,682
Income tax	2,326	2,295	3,373	737	4,655
Net income	$9,252	$12,620	$27,485	$43,860	$42,027
Net income per ordinary share:
Basic	$1.48	$1.57	$1.40	$2.16	$2.02
Diluted	$0.74	$0.90	$1.34	$2.09	$1.96
Shares used in computing net income per ordinary share:
Basic	6,259,393	8,026,701	19,553,296	20,343,829	20,790,930
Diluted	13,206,403	14,680,217	20,572,300	20,968,168	21,427,958

	Year Ended December 31,
(in thousands)	2009	2010	2011	2012	2013
Other financial and operating data (unaudited):
Total number of soda makers sold	1,057	1,922	2,710	3,499	4,449
Total number of CO2 refills sold (1)	8,506	10,299	13,292	16,543	21,479
EBITDA(2)	$16,330	$20,111	$35,282	$54,890	$62,226
Adjusted EBITDA(3)	$17,139	$24,384	$40,671	$61,079	$73,245
Adjusted net income (3)	$9,973	$16,893	$32,874	$50,049	$53,046
Cash dividends declared	$-	$-	$-	$-	$-

	As of December 31,
(in thousands)	2009	2010	2011	2012	2013
Consolidated balance sheet data:
Cash and cash equivalents	$5,429	$68,627	$34,769	$62,068	$40,885
Bank deposits	-	-	39,485	-	-
Working capital (4)	6,598	35,241	78,278	95,137	155,382
Total assets	100,794	218,031	303,738	412,377	484,999
Loans and borrowings (including short-term obligations)	16,546	8,761	4,006	-	15,452
Shareholders’ loans	15,299	-	-	-	-
Total liabilities	79,186	77,764	84,756	137,887	153,393
Total shareholders’ equity	21,608	140,267	218,982	274,490	331,606

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

(2)	EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

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

(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of non-cash share-based compensation expense (the “Share-Based Compensation”) and a discontinued management fee expense paid to Fortissimo Capital Fund GP, L.P. in 2009 and 2010 (the “Fortissimo Payments”). Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments. We use Adjusted net income and Adjusted EBITDA as measures of operating performance because they assist us in comparing performance on a consistent basis, as they remove from our operating results the impact of one-time costs associated with non-recurring events and non-cash items such as Share-Based Compensation, which can vary depending upon accounting methods. We believe that Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and that Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items.

(4)	Working capital is defined as (i) total current assets, excluding cash and cash equivalents, minus (ii) total current liabilities, excluding loans and borrowings and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2009	2010	2011	2012	2013
Reconciliation of net income to EBITDA and to adjusted EBITDA:
Net income	$9,252	$12,620	$27,485	$43,860	$42,027
Interest expense (income), net	2,623	1,903	(1,526)	169	551
Income tax expense	2,326	2,295	3,373	737	4,655
Depreciation and amortization	2,129	3,293	5,950	10,124	14,993
EBITDA	$16,330	$20,111	$35,282	$54,890	$62,226
Management fee	598	2,971	-	-	-
Share-based payment	211	1,302	5,389	6,189	11,019
Adjusted EBITDA	$17,139	$24,384	$40,671	$61,079	$73,245

	Year Ended December 31,
(in thousands)	2009	2010	2011	2012	2013
Reconciliation of net income to adjusted net income:
Net income	$9,252	$12,620	$27,485	$43,860	$42,027
Management fee	598	2,971	-	-	-
Share-based payment	211	1,302	5,389	6,189	11,019
Income tax effect of the foregoing	(88)	-	-	-	-
Adjusted net income	$9,973	$16,893	$32,874	$50,049	$53,046

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

A key element of our strategy is to grow our business by expanding sales of our soda makers, CO2 refills and other related consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, we are focusing our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important potential growth market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already sell a significant amount of products. We face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems in those markets, including consumers’ desire to carbonate beverages at home rather than purchasing carbonated beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. There can be no assurance that we will meet any of these challenges in our existing markets or new markets we are targeting, and the failure to do so would adversely affect our growth in a particular market and may adversely affect our strategy, future growth and prospects.

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

We have significantly expanded our U.S. retail presence in recent years; however, we believe that our ability to drive sales of our products depends on raising awareness of our brand. We allocate a significant portion of our annual media spend on marketing campaigns targeted at the United States. These campaigns will require significant financial resources and may require additional funds depending on the results they generate.

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

We are targeting certain markets for growth, including the United States. Achieving and successfully managing growth in our target markets will require us to continue to develop and implement a production and operating infrastructure including, among other things, infrastructure and logistics for our products’ distribution and supply chain, quality assurance controls, product development and manufacturing of our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retailers or otherwise. The further development and implementation of our infrastructure will require significant additional investment as our business grows and becomes increasingly complex in these markets. Our future results will depend on management’s ability to successfully implement these initiatives on a larger scale, particularly in the United States. Failure to do so could negatively impact our efforts to increase our sales in these markets and have a material adverse effect on our future growth and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth plans. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2014. We lease some of our facilities from third parties, including certain of our manufacturing facilities. As such, there is a risk that we will not be able to renew the lease agreements or that the terms of the leases under any of such renewals will be on less favorable terms. We currently anticipate needing additional manufacturing capacity in the future. We intend to add additional manufacturing capacity by completing the construction of an additional manufacturing facility in southern Israel.

Pending the completion of the construction of such additional manufacturing facility, we are investing in the expansion of our manufacturing capabilities through other means, primarily by increasing the manufacturing capacity at our existing facilities and the use of subcontractors for certain products and components. In addition, in 2011, we purchased a facility in Alon Tavor in Israel where we have the following manufacturing functions: plastic injection, painting, carbonation parts assembly, printing and assembly.

We may not be successful in continuing to develop or maintain our presence in retail networks for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our future growth and prospects.

Our growth in both existing markets and new markets depends significantly on our ability to develop and maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation systems and through which our consumables are sold. Our ability to successfully expand in our target markets depends, in large part, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems, the exchange of our empty CO2 cylinders and the sale of our other consumables. There can be no assurance that we will be successful in continuing to establish or maintain relationships with large retailers in the markets we are targeting for growth, or that if successful, we will do so in a time frame consistent with our projections or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our future growth and prospects.

We generally rely on distributors of our home beverage carbonation systems and consumables for a significant portion of our revenues in a number of our most profitable markets.

We distribute our home beverage carbonation systems and consumables through relationships with third-party distributors in 22 countries. Our third-party distributors accounted for 17% of our revenues in 2013. Our distributors operate in a number of our more mature markets. One of our distributors, serving one country in Western Europe, accounted for 12.8% of our revenue in 2013. Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and option to extend; however, our contracts generally contain performance criteria to maintain exclusivity. If any distributor fails to meet its distribution targets, we may seek to terminate our distribution agreement with that distributor. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and we may experience a delay in retaining new distributors. Because we rely on third-party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. Furthermore, our distributors also undertake to manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage reverse logistics, it will make it more difficult for our customers to obtain replacement CO2 cylinders, which will negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers, which would in turn, materially and adversely affect our business and results of operations.

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

The German Federal Court of Justice, the highest German court, upheld a decision by the German Federal Cartel Office that preventing end consumers from having their CO2 cylinders refilled by third parties constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit the end consumers to have their cylinders refilled by or exchanged with third parties. Although the decision of the German Federal Court of Justice is not binding on courts in other jurisdictions, it could be cited as a precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. For example, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose on unauthorized third parties do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders could have a material adverse effect on our business and results of operations.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from manufacturers of one or more of the other components of our home beverage carbonation systems, besides CO2 cylinders, including the soda makers, carbonation bottles and flavors. We anticipate that our success may attract additional competition, both from other manufacturers of home beverage carbonation systems and consumables and the manufacturers of carbonated beverages. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. For example, recently, The Coca-Cola Company announced its purchase of a 10% equity stake in Keurig Green Mountain, Inc. and their collaboration to develop a home cold beverage system. Increased competition from new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business and results of operations.

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

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling soda makers to new consumers and our consumables, particularly our CO2 refills and flavors, to consumers who already own our soda makers. Since we derive our highest profit margins from our consumables, the continued use of our systems by, and the repeat sales of our consumables to, consumers who have already purchased our home beverage carbonation systems is important to our business. In markets where we have an established presence, we face the challenge of maintaining customers due to changes in consumer preferences, perceptions and spending habits, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to navigate quickly and respond accordingly to such changes, including through creative initiatives, such as new product offerings and special promotions. Our failure to respond effectively to changes in consumer behavior, including where they shop, could result in a reduction in the number of our customers, which could lead to lower revenues and increased inventories, and would have a material adverse effect on our business and results of operations.

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

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which include the ability to obtain, protect and enforce patents and trade secrets and other know-how relating to our technology. Our current patent portfolio is limited and certain patents of ours that cover aspects of our products have expired. Although we hold additional utility patents and design registrations and patents, as well as have outstanding patent and registration applications that may protect certain aspects of our products for an extended period, there can be no assurance that pending U.S. or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

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

Our Chief Executive Officer, Daniel Birnbaum, and certain other members of our senior management were retained in 2007. Given their extensive knowledge of the home beverage carbonation industry and the limited number of direct competitors in that industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly Mr. Birnbaum, would adversely impair our ability to implement our business strategy and could have a material adverse effect on our business and results of operations.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

Based on current expectations, we believe that our cash on hand, cash flows from operations and available unutilized credit lines from financial institutions will be sufficient to finance our strategic plans, including the construction of our new manufacturing facility in southern Israel and our expansion in markets in which we currently sell our products and into certain new markets, for the foreseeable future. However, in the future, we may require additional capital in order to finance even further expansion or potential acquisitions. Our ability to satisfy our future capital needs, if any, will depend upon the costs of such financing and the availability of attractive terms for additional financing. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations resulting in further operating and financing covenants that might restrict our ability to pay dividends to our shareholders. If we were to issue equity to meet our financing needs, it would dilute the holdings of our existing shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Compliance with new regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and derivative metals (referred to as "conflict minerals" regardless of their actual country of origin) in their products. These metals, which include tantalum, tin, gold and tungsten, may be present in our products as component parts. These requirements require us to investigate whether these metals are in our products, and if so, disclose whether or not the conflict minerals that are used in the products originated from the Democratic Republic of the Congo or adjoining countries. There will be costs associated with these investigation and disclosure requirements, in addition to the potential costs of remediation and other changes to products, processes or sources of supply as a consequence of such activities. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement or if we are unable to replace any conflict minerals used in our products that are sourced from the Democratic Republic of the Congo or adjoining countries, as there may not be any acceptable alternative sources of the conflict minerals in question or alternative materials that have the properties we need for our products. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold. These changes could also have an adverse impact on our ability to manufacture and market our products.

Risks Related to our Operations in Israel

As one of our manufacturing facilities is located in disputed territory sometimes referred to as the "West Bank," rising political tensions and negative publicity may negatively impact demand for our products or require us to relocate additional manufacturing activities to other locations, either of which may adversely affect our business.

One of our manufacturing facilities is located in Mishor Adumim, an industrial zone under Israel's authority and whose governing responsibility is the subject of dispute between Israel and the Palestinian Authority. Mishor Adumim is currently under Israeli jurisdiction and authority according to the Oslo Accords signed with the Palestinian Authority. There has recently been negative publicity, primarily in Western Europe, against companies with facilities in these disputed territories. A number of political groups have called for consumer boycotts of Israeli products originating in these disputed territories, including our products. Though we manufacture our products in other locations in Israel (Alon Tavor, Ashkelon, Kiryat Shmona, etc.) and elsewhere in the world, and are currently building a new manufacturing site in southern Israel, this may not persuade such political groups sufficiently to end their call to boycott our products. In addition, the Palestinian Authority has adopted legislation that may prohibit or restrict Palestinians from working for Israeli companies with productions facilities located in disputed territories. Further, recently there have been voices in the European Union and other countries calling to mark the country of origin of products produced in the disputed territories as being produced in Israeli settlements. For these reasons, we may in the future be required to transfer additional manufacturing activities to a location outside of the disputed territories, which may divert the attention of management, require the expenditure of significant capital resources and may cause us to lose certain tax benefits. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised new concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. In addition, Iran has publicly threatened to attack Israel and is suspected of developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may negatively affect Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

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

Generally, all male adult citizens and permanent residents of Israel under the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our subsidiaries is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) and the Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If this subsidiary does not meet these requirements, the tax benefits could be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Furthermore these tax benefits may be reduced or discontinued in the future. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our net profits. See “Item 10.E — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

We have been approved to receive grants under certain Israeli Government programs and apply from time to time to receive additional grants, including under the Investment Law. The receipt of approved grants and future grants, if approved, is subject to our satisfying certain conditions stipulated in applicable Israeli legislation and letters of approval. If we fail to meet these conditions, the grants could be canceled and we may be required to refund the amounts thereof, as adjusted by the Israeli consumer price index, and interest, or subject to other monetary penalties, which would harm our financial condition.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law — Duties of shareholders.”

 As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may in the future elect to follow certain additional home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules (the “Nasdaq Rules”). We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers and director nomination procedures. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection than is accorded to investors of U.S. domestic issuers. See “Item 16G — Corporate Governance.”

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

Our ordinary shares were first offered publicly in our initial public offering (“IPO”) in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded as high as $79.72 per share and as low as $23.15 and was trading at $44.10 per share as of March 31, 2014.

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

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our stock price to decline.

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

Our History

The SodaStream brand has a history that dates back to the beginning of the 20th century with the forerunner of our soda maker being invented in London in 1903. During the 1970s and 1980s, the SodaStream home carbonation beverage system gained substantial popularity in certain markets. In 1998, Soda Stream Ltd. was acquired by Soda Club Enterprises NV, which, at the time, was its Israeli distributor.

In March 2007, Fortissimo Capital Fund GP, L.P. (“Fortissimo Capital”) invested in us, and in connection with that investment, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises NV were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on the penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products, including being environmentally-friendly and wellness-promoting.

We are registered with the Israeli Registrar of Companies. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any legal business.

In March 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on the Nasdaq Global Select Market following our IPO.

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 7010000 Israel and our telephone number is +972-3-976-2301. Our authorized representative in the United States and agent for service of process in the United States, SodaStream USA, Inc., is located at 200 East Park Drive, Suite 600, Mount Laurel, NJ 08054. Our website address is www.sodastream.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2013, 2012 and 2011 amounted to $39.8 million, $38.2 million and $22.2 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. We anticipate our capital expenditures in fiscal year 2014 to be for the expansion of our production capacity and capabilities, including the construction of our new manufacturing facility in southern Israel; improvements to and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems. We anticipate our capital expenditures in 2014 to be financed from cash flow generated from current activities and utilization of existing credit lines and potentially from new credit lines.

B.	Business Overview

Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we continue to expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2013, there were approximately 8.5 million households who make a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. As of December 31, 2013, we sell our products through more than 65,000 individual retail stores, in 45 countries, including 30 countries that we have entered since the beginning of 2007. In 2013, we added more than 5,000 new stores of which more than 1,650 were added in the United States for a total of approximately 17,000 stores in the United States. In 2013, we distributed our products directly in 22 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

From 2011 through 2013, our revenues grew at a compound annual growth rate of 39.6% from $289.0 million to $562.7 million. We had net income of $27.5 million, $43.9 million and $42.0 million in 2011, 2012 and 2013, respectively. Similarly, from 2011 through 2013, our revenues from soda makers and exchangeable CO2 cylinders grew from $126.0 million to $233.1 million, while our revenues from sales of other consumables grew from $157.0 million to $318.0 million. Our sales in the United States have increased from $4.4 million in 2007 to $197.9 million in 2013.

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

Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce varying amounts of carbonated beverages, depending on the CO2 content. Such systems are typically sold in the United States at prices ranging from $79.95 for a basic plastic model that uses a plastic carbonation bottle, to $199.95 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

Soda makers. We currently offer a broad range of soda makers. Our soda makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Other than our “Revolution,” model, none of our soda makers requires electricity. The CO2 cylinder fits easily in a rear compartment and by the push of a button carbonates water. Our soda makers are sold in a variety of styles and CO2 cylinder sizes.

Exchangeable CO2 cylinders.  The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or steel cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the soda maker. Certain models of soda makers can accommodate different size cylinders, while others fit only one size cylinder. The actual amount of beverage produced per cylinder varies based on the CO2 content, the type of soda maker used and user preference (the amount of carbonation released during each carbonation). We only use beverage-grade CO2 in our cylinders, the same as that used by the world’s major soft drink companies. We also sell natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from other sources.

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

Carbonation bottles.  Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, is dishwasher-safe. For the high-end market, we offer two soda makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of carbonated soft drinks or sparkling water to be available at the same time. Consumers in the United States typically pay $19.99 for two additional plastic one liter carbonation bottles and $14.99 for two additional plastic half liter carbonation bottles or for one additional glass carbonation bottle.

Flavors.  We work closely with a leading international flavor and essence manufacturer who provides research and product development services, including sensory testing in order to constantly broaden and adapt the range of our flavors to consumer tastes. Flavors come in a highly concentrated form, customized for our home beverage carbonation system. Flavors are usually sold in 500 ml or 750 ml bottles, which typically produce between 6 and 18 liters of carbonated soft drinks, depending on the flavor. In 2012, we launched the SodaStream Caps that are single-serving disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored beverage each time and offering the consumer an improved user experience. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. We also offer flavors that are designed to appeal to consumers of a range of leading carbonated soft drink brands, as well as “enhanced” flavors, including fruit, energy, isotonic and natural blends. Most flavors are available in both regular and diet versions, and we are increasingly producing a larger variety of natural and “enhanced” flavors (green tea essence, pomegranate, and vitamin-enhanced) to meet growing consumer demand in these areas. As part of our strategy, we have entered into strategic co-branding arrangements with Kraft Foods, Inc., relating to the Crystal Light, Country Time and Kool-Aid brands, Campbell Soup Company relating to the V-8 Splash and V-8 Fusion brands, Ocean Spray Cranberries Inc., relating to cranberry-based beverages, EBOOST relating to flavors and energy blends, Cooking Light relating to fruit-based flavors, Del Monte relating to fruit-based flavors, Welch’s relating to grape-based and other juice drink and candy flavors, Skinnygirl relating to fruit-based flavors and Sunny Delight Beverages Co., relating to orange-based flavors. These collaborations allow us to offer our consumers a variety of well-known brands and flavors. As part of our focus on better-for-you beverages, we do not use high-fructose corn syrup in our flavors, and we offer diet versions without aspartame and saccharin. In addition, we address local tastes by producing flavors geared for individual markets such as ginger beer (South Africa), root beer (United States), must (Scandinavia) and chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns such as apple-cinnamon, vanilla-lemon, pear-honey, papaya-lime and mango-coconut. In some markets, consumer “starter kits” include flavor sample packs to provide the consumer with an opportunity to become acquainted with our flavors. Consumers in the United States typically pay between $4.99 and $9.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of carbonated soft drinks.

Other accessories.  We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through retail channels. We distribute our products in 45 countries, 23 directly and the remainder indirectly through our distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 65,000 stores worldwide, including stores of many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well. We distribute our products directly in 23 countries.

Indirect markets

Pursuant to our distribution strategy and in order to expedite penetration into certain new markets, we contract with third-party distributors who facilitate distribution of our products. In 2013, our distributors accounted for 17% of our total revenues. The gross margin on sales is generally higher in markets where we distribute directly than markets in which we use third party distributors.

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

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and an option to renew; however, our contracts generally contain performance criteria to maintain exclusivity. Distributors are generally required to meet annual purchase targets defined as monetary amounts for the first year or two of the distribution contract, as well as to meet certain defined growth targets for each of the subsequent years until the end of the contract. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Agreements with our distributors that do not meet their defined purchase targets can be terminated by us after a notice period.

In addition to carrying a full selection of our products, the distributor also agrees to manage the reverse logistics needed for our customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders.

In addition, SodaStream Israel Ltd., our Israeli sales and marketing subsidiary, also serves as the exclusive distributor of Brita water filtration systems in Israel. Brita’s products sold by SodaStream Israel Ltd. include water containers and filter cartridges used with such water containers. SodaStream’s primary responsibilities under the agreement include purchasing, distributing and promoting the sale of Brita’s products in Israel, after obtaining all legal approvals necessary for the importation and sale of such products in Israel. The agreement is for an indefinite period and can be terminated by either party upon 12 months’ prior written notice from the end of the month in which notice is given.

 Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores as well as over the Internet. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	Bed Bath & Beyond	Assorted Homeware
Auchan	Ahold	Best Buy	Automatic Centre
Boulanger	Argos	BJ’s	Betta
Carrefour	Auchan	Costco	Bing Lee
The Conrad Shops	Blue Square	Crate and Barrel	Bunnings
Coop	Clicks	El Palacio de Hierro	Clive Peeters
Cora	Cora	Home Outfitters	Coles
Costco	DartyDatart	JC Penney	Djones
Dansk Supermarked	FoodZone	Kitchen Collection	Globus
Darty	Game	Kmart	Good Guys
Edeka	General Trade	Kohl’s	Harris Scarfe
Electrolux Home	Globus	Kroger	Harvey Norman
elGiganten	Home Center	Le Gourmet Chef	IGA
Elkedjan	InterSpar	Liverpool	John Danks
Euronics	John Lewis	Linen Chest	Kmart
Expert	Makro	London Drugs	M10
Groupe Delhaize	Media Markt	Macy’s	Mitsukoshi
Harvey Nichols	Media Saturn	Office Depot	Myers
ICA	Metro/Stax	PC Richards	RetraVision
Intermarche	OK Foods	Planet Organic	SM
InterSpar	Pick’n Pay National	Sears	Target
Harrods	Planeo Partners	Shopko	Woolworth
Jarnia John	Shield	Staples	Takashimaya
Lewis	Shoprite Checkers	Sur La Table
Karstadt	Shufersal	Target
Kasanova	SparTesco	The Bay
Kaufhof		Walmart
Kaufland		Wegman's
Leclerc		Williams Sonoma
Media Markt
Media Saturn
Metro
Migros
Monoprix
OBI
OnOff
Real
REWE
Rossmann
Selfridges
SIBA
Silvan

During 2013, we began selling our products at more than 5,000 additional retail stores with our home beverage carbonation system, bringing our total worldwide retail distribution to more than 65,000 stores as of December 31, 2013. Our continuously increasing retail distribution is an important element in bringing our products to potential consumers and thereby generating the acquisition of our system by new customers. Additionally, we believe that the widespread availability and easy access to consumables (primarily gas refills and flavors) are key to securing ongoing customer retention and loyalty. Indeed, one of our most important competitive advantages is our strong network of retail distribution, in particular, that of our gas refill exchange program.

In addition, we intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold in each region. In 2013, we have continued to expand our presence in the United States and increased the retail distribution of our products in the United States by adding more than 1,650 stores.

Marketing

Our marketing objective is to establish and position carbonated beverages made using our soda makers as an attractive alternative to canned and bottled carbonated soft drinks and to position the brand as desirable, yet accessible, as a mass market solution. Consumer demand activities are designed primarily to increase the installed base of soda makers as measured in terms of percentage household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (the CO2 refills, flavors and carbonation bottles). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations, in-store demonstrations, infomercials and our website to build brand awareness, educate new consumers about the benefits of home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of active user households in our markets. In February 2013, we aired our first ever Super Bowl commercial to reach more than 100 million viewers. During the first quarter of 2014, we engaged actress Scarlett Johansson as our first-ever Global Brand Ambassador, to become the face of a new marketing campaign for us, including her participation in our second Super Bowl commercial which aired in February 2014. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

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

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through our subsidiary or through our distribution partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

Manufacturing and production

We manufacture most of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our customers receive quality products. We manufacture our products in over 20 locations around the world. Most of our products are manufactured at our facilities in Mishor Adumim, in disputed territory sometimes referred to as the “West Bank,” in Alon Tavor, in northern Israel, and in Ashkelon, on the Mediterranean coast of Israel. In the Mishor Adumim facility, we have various manufacturing functions, including metals, bottle blowing, machining, assembly, cylinder manufacturing, CO2 refills and cylinder retesting. In Alon Tavor, we have plastic injection, painting, carbonation parts assembly, printing and assembly. In Ashkelon, we manufacture the flavors that are distributed worldwide.

We also outsource the production of certain components of our products to subcontractors in Israel and in China. In addition, we conduct CO2 refilling in Australia, Germany, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States. We primarily manufacture our CO2 cylinders ourselves, but in certain cases we also purchase empty CO2 cylinders from other suppliers who have passed our rigorous safety standards. We have a strategic manufacturing agreement with Cott Beverages Inc., a subsidiary of Cott Corporation, to produce flavors made specifically for our carbonation system in their production facility in the United States.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet demand in 2012 and 2013 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2014. We currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We intend to meet this future need for additional manufacturing capacity by constructing an additional manufacturing facility in southern Israel. Pending the completion of the construction of such an additional manufacturing facility, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding the manufacturing capacity at our existing facilities and at our subcontractors’ facilities, primarily through the purchase and installation of new machines, and by increasing the use of subcontractors for certain products and components.

We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that is expected to ultimately comprise approximately 915,000 square feet. We expect to complete the first phase by November 2014 and the second phase by November 2015. Upon completion of the first phase, the new site is expected to have all production capabilities necessary to produce all of our products. The second phase is designed to increase the capacity of the site. The total anticipated capital expenditures required for the construction is approximately $90.0 million, of which the first phase is approximately $49.0 million. The new facility is being built in an industrial park that is located in a specified development zone. We have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D — Risk Factors – The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes” and “Item 10.E — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

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

Product development

We maintain an active innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal as well as improved functionality and user experience. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles. In August 2012, we introduced the “Source,” an elegantly-designed soda maker by Yves Behar that combines beauty, functionality and efficiency and the “Revolution,” an electrically powered innovative soda maker that offers many new features, such as “touch-button” activation, providing a choice of carbonation levels (low, medium, high, turbo), a “snap-n-lock” mechanism for easy bottle insertion and removal and an LED display indicating carbonation progress and CO2 usage status. In September 2013, we introduced the “Play”, designed by Yves Behar. The Play incorporates the advanced “snap-n-lock” bottle mechanism and an auto lift slider for easy carbonation. The Play design also celebrates color and customization and enables creation of a custom color personally designed machine.

We are continuously introducing new flavors, such as all-natural cola, root beer and ginger ale, and have increasingly expanded the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on better-for-you beverages, we do not use high-fructose corn syrup in our flavors and offer certain of our diet versions with Splenda® or with Stevia and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets. As part of our strategy, we have entered into strategic co-branding transactions with Kraft Foods, Inc., relating to the Crystal Light, Country Time and Kool-Aid brands, Campbell Soup Company relating to the V-8 Splash and V-8 Fusion brands, Ocean Spray Cranberries Inc., relating to cranberry-based beverages, EBOOST relating to flavors and energy blends, Cooking Light relating to fruit-based flavors, Del Monte relating to fruit-based flavors, Welch’s relating to grape-based and other juice drink and candy flavors, Skinnygirl relating to fruit-based flavors and Sunny Delight Beverages Co., relating to orange-based flavors.

We constantly continue to innovate and improve our products, and are currently developing several new and improved soda makers and other products. Additionally, we launched a program in 2012 that we refer to as “Powered by SodaStream,” whereby we collaborate with third parties to provide CO2 and other accessories for their carbonation devices. For example, in 2013, we partnered with Samsung, a leading home appliance brand, to launch a refrigerator that offers sparkling water. In 2012, we partnered with Breville to develop and provide CO2 for its premium home carbonation system. We expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers when they need to purchase additional CO2 and other consumables, which would increase our household penetration base and generate higher-margin sales of consumables. We hope to expand this program to include the licensing of our proprietary carbonating technology to third parties. Recently, we collaborated with Whirpool with respect to its KitchenAid brand to produce a jointly developed home carbonation system for the KitchenAid portfolio which is expected to be launched in the second quarter of 2014.

In 2012, we introduced our SodaStream Caps that are innovative, patent pending, single-serve disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored beverage and an improved user experience.

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

Recently, The Coca-Cola Company announced its purchase of a 10% equity stake in Keurig Green Mountain, Inc. and their collaboration to develop a home cold beverage system.

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

Government regulation

Our products, which include both food products and compressed gas, are regulated by governments in most jurisdictions in which we do business. Food products, such as flavors and beverage-grade CO2 are subject to regulation both at regional levels such as the European Union, as well as on a national level. These regulations require us to vary product formulations and labeling. In addition, certain marketing claims regarding our flavors differ from jurisdiction to jurisdiction as a result of local regulations.

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction, and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, the United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to ten years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinder packaging bears the international “green diamond” symbol for a Class 102 product. In the United States and other jurisdictions, our cylinders are regulated as hazardous materials.

Facilities

Our headquarters in Airport City, Israel is comprised of approximately 28,308 square feet of office and warehouse space under a lease that terminates in April 2018. We also lease our Israeli manufacturing facilities. Our Mishor Adumim facility, in a disputed area which is often referred to as the “West Bank,” is comprised of 164,214 square feet of factory, warehouse and office space under a lease that terminates in July 2014. The Mishor Adumim lease is subject to automatic extensions of one-year periods ending in July 2018, unless we notify the lessor that we do not wish to extend the lease. Our facility in Alon Tavor, which is located in northern Israel, is comprised of 40,000 square feet of factory space and is subject to a lease that terminates in December 2049. Our Ashkelon facility, on the Mediterranean coast of Israel, is comprised of approximately 21,528 square feet of factory, warehouse and office space under a lease that terminates in December 2016. We have an option to extend the lease for an additional 12 months. Our facility in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in August 2017. This location is used for sales and marketing activities as well as gas refilling. Additional gas refilling takes place in Australia, Israel, the Netherlands, New Zealand, South Africa, Sweden and the United States.

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

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 31, 2014:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
SodaStream Direct, LLC	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream (Switzerland) AG	Switzerland	100%
Soda-Club Worldwide BV Sp. Z.O.O Oddzial w polsce Branch	Poland	100%
SodaStream Worldwide Trading Company Branch	United Kingdom	100%
Soda-Club Worldwide BV Holland Filial (Sweden) Branch	Sweden	100%
SodaStream Nordics AB	Sweden	100%
Soda-Club Worldwide BV (France) Branch	France	100%
Soda-Club Worldwide BV (Greece) Branch	Greece	100%
SodaStream Professional S.r.l.	Italy	100%
SodaStream International BV Norwegian Branch	Norway	100%
SodaStream Denmark Branch Filial of SodaStream International BV, Holland	Denmark	100%
SodaStream International BV Branch in Finland	Finland	100%
SodaStream Canada Ltd.	Canada	100%
SodaStream India Ltd.	India	100%
SodaStream K.K.	Japan	100%
SodaStream International BV Branch in Italy	Italy	100%

D.	Property, Plants and Equipment

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

As of December 31, 2013, we sell our products through more than 65,000 retail stores in 45 countries, including 30 countries that we have entered since the beginning of 2007. Following our purchase of the distribution business from our former distributors, namely, from Empire AB in January 2012, covering the Nordics; Simply Ecological Products Ltd., in August 2012, covering Canada; Eurometalnova SPA, in June 2013, covering Italy; and Synergy Trading Corporation in April 2014, covering Japan, we distribute our products directly in 23 countries and indirectly through local distributors in our remaining markets.

Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or selected other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish the positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

We employ a “razor/razor blade” business model, which is designed to increase sales of soda makers (the razor); and to generate recurring sales of higher-margin consumables, consisting of CO2 refills, flavors and carbonation bottles (collectively, the razor blades). As sales of our soda makers increase, we expect that the subsequent sales of related consumables will result in increased gross profits due to the higher gross margin associated with our consumables. However, in order to further develop our customer base, we plan to continue to focus on increasing our soda maker sales and expect soda maker sales to continue to be a growing component of our overall revenue. We therefore do not foresee a material overall increase in gross margin over the next few years.

Our revenue grew by 51.0% from $289.0 million in 2011 to $436.3 million in 2012 and by 29.0% to $562.7 million in 2013. The growth in 2013 was achieved by year-over-year growth in each of our regions, led by the Americas, in which revenue increased by 38.3% in 2013 compared to 2012, the majority of which came from the United States. This was followed by Western Europe in which revenue increased in 2013 by 31.4% compared to 2012, led by increased sales in Germany, France and Italy. In Asia Pacific and CEMEA, we had modest revenue growth rates of 2.8% and 1.8% respectively in 2013 compared to 2012. By product, our two major segments — soda makers and exchangeable CO2 cylinders, and consumables — delivered revenue growth of 25.5% and 31.4%, respectively, in 2013. In 2013, the number of units of CO2 refills sold increased by 29.8% to 21.5 million units, and the number of units of flavors sold increased by 21.9% to 34.3 million units.

We believe that our growth in revenue has been driven by our heightened focus on promoting soda maker sales in both existing markets and new markets to increase our installed base of soda makers, particularly in North America, but also in Western Europe. The growth of our installed base of soda makers has in turn resulted in an increase in revenue from sales of consumables.

Our strategy is to expand our active installed base of soda makers by further penetrating existing markets and by entering new markets. We intend to continue initiating select marketing activities, including public relations campaigns, in-store demonstrations, TV advertising, point-of-sale advertising and regional and national media advertising campaigns in order to both inform consumers of our product offerings and test the effectiveness of various demand-creation vehicles. A key part of our strategy is to grow our revenue in the United States, which is our largest individual market. We also plan on accelerating our efforts and devoting resources to increase our active customer base in all of our other markets.

A.	Operating Results

Key measures of our performance

Revenue

Our revenue consists primarily of sales of soda makers and recurring sales of higher-margin consumables, including CO2 refills, flavors and carbonation bottles. We derive revenue from the sale of goods to our customers, who may be consumers, retail partners or distributors, depending on the sales channel through which the goods are sold. The majority of our product distribution to our ultimate customers is through retail stores. Our distribution retail coverage includes many of the leading chain stores in the markets in which we operate. In some markets, we also distribute our soda makers and consumables directly to consumers through telephone service centers or the Internet.

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

The following tables present our revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

(in thousands)	Year Ended December 31,
	2011	2012	2013
Soda makers and exchangeable CO2 cylinders	$125,595	$185,875	$233,146
Consumables	156,959	241,922	317,798
Other	6,399	8,519	11,779
Total	$288,953	$436,316	$562,723

	Year Ended December 31,
	2011	2012	2013
Soda makers and exchangeable CO2 cylinders	43.5%	42.6%	41.4%
Consumables	54.3	55.4	56.5
Other	2.2	2.0	2.1
Total	100.0%	100.0%	100.0%

We believe that the number of soda makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of soda maker units sold is indicative of the growth of our customer base and the number of CO2 refills sold is indicative of consumables sales to our active customer base. The number of soda maker units that we sold in 2013 increased by 27.2% compared to 2012 and the number of CO2 refills increased by 29.8%. We estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2013, there were approximately 8.5 million households that create a carbonated beverage using our system at least once every two weeks, which we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We believe that the sale of every soda maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each soda maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenue category referred to above as “Soda makers and exchangeable CO2 cylinders.” A customer would not typically need to purchase a CO2 refill, which is recorded in the sales category referred to above as “Consumables,” for several months. Our general historical experience is that the growth in consumables in a new market arises after time following the growth in soda maker sales and increases correspondingly to the growth in our active customer base in such markets. These factors may result in a lag between the growth in soda maker sales and growth in the sales of consumables.

While we anticipate that this trend will continue, a variety of factors, including customer retention rates, the growth of our reverse logistics network, weather and competition, could affect our results in the future.

In some of the markets in which our products are sold, we operate through local distributors. Our distributors operate in a number of our more mature markets and, in particular, one country in Western Europe that accounted for 12.8% of our revenue in 2013 contributed a significantly higher proportion of our operating income. Distributors are generally required to meet annual purchase targets defined as monetary amounts for the first year or two of the distribution contract, as well as to meet certain defined growth targets for each of the subsequent years until the end of the contract. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Agreements with our distributors that do not meet their defined purchase targets can be terminated by us after a notice period.

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

Gross profit and gross margin are influenced by each of the following factors:

•	The gross margins of our consumables are typically higher than the gross margin of our soda makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenue, thus increasing overall gross margins.

•	The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third-party distributors who we believe will have a better ability to increase revenue in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenue from these markets increases.

•	Our cost of revenue, and therefore our gross profit, is impacted by several factors, including the prices of commodities and other materials such as aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; certain manufacturing costs, which are fixed in nature; and fuel prices, which affect our freight costs.

•	Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to U.S. Dollar/Euro and U.S. Dollar/NIS currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar and NIS being the currencies which a significant portion of our material purchasing and production costs and operational expenses is denominated. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against currency exchange risks and in particular, the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost increases. During 2013, price changes had a negative impact on our gross margin.

•	We continuously seek to reduce the cost of production, through engineering and purchasing optimization, without compromising the quality of our products. The success of such cost reduction activities in the past has resulted in lower production costs and improved gross margins. We expect these activities and related cost savings to continue. However, new and advanced versions of our products may increase our production costs and reduce our gross margin.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs and commissions.

Our warehousing and distribution expenses primarily consist of rental fees and the cost of delivering our products to our customers’ premises (home, office, warehouse or other location as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, we also deliver our products directly to our customers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries, and the collection of the empty exchangeable CO2 cylinders. In many cases, we are able to pass some delivery costs on to customers.

Our advertising and promotional expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relation expenses. As we intend to invest in increasing our active customer installed base, particularly in the United States, we expect sales and marketing expenses to increase in absolute terms.

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

Other income, net was zero in 2013, while in previous years consisted primarily of rental income and capital gains and losses.

Financial Expenses (Income)

Financial expenses (income), net, consists of expenses relating to (i) borrowing costs, (ii) unwinding of discounts on provisions, (iii) foreign currency exchange expenses, and (iv) losses on derivative instruments. These expenses are offset against (i) interest income on our interest bearing deposits, (ii) foreign currency exchange income and (iii) gains on derivative instruments.

Corporate taxes

The regular corporate tax rate in Israel in 2014 and subsequent years is 26.5%. The Israeli corporate tax rate for the 2012 and 2013 tax years was 25%. Under the Investment Law and other Israeli legislation, we may be entitled to certain tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes. For more information about certain of the tax benefits available to us under Israeli law, see “Item 10.E — Taxation— Israeli tax considerations and government programs.”

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

During 2012 and 2013, we reached agreements with the tax authorities in some of the jurisdictions in which we operate with respect to certain prior tax periods. Following our entry into such agreements, we have adjusted the tax provision.

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

Over the course of our business operations, we have accumulated net operating loss carry forwards for tax purposes amounting to approximately $44.4 million as of December 31, 2013.

Share-based compensation

During the year ended December 31, 2013, we granted options to purchase 535,100 ordinary shares under our equity incentive plan, which includes 5,500 restricted share units. The total amount of share-based compensation derived from the options granted in the year ended December 31, 2013 was $9.9 million. The expense will be recognized over the vesting period. The total amount recognized with respect to the 2013 grants was $3.4 million.

Segment results

As we have rapidly entered new markets over the past few years, we have begun to review our performance in distinct operating segments representing geographical regions. Each region has similar characteristics relevant to our business and usually includes several markets in which we sell our products.

The sales of our products in each market are managed either by wholly-owned subsidiaries or by external third-party distributors. The reported performances of these markets are provided periodically and consolidated for presentation to our board of directors, which acts as our Chief Operating Decision Maker (the “CODM”).

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all the segments are similar and generally produced at the same production sites. The identified segments are:

•	The Americas consists of the United States, Canada and other markets in North America, Central America and South America, which are significantly influenced by the consumption culture of the United States and characterized by a very high consumption of carbonated soft drinks.

•	Western Europe consists of our markets in western and northern Europe, which are characterized by high standards of living and high price levels. Some of these markets also consume relatively high volumes of sparkling water as compared to carbonated soft drinks.

•	Asia-Pacific consists of our markets in Australia and New Zealand, together with other markets in East Asia, including Japan and South Korea, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

•	Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. These markets tend to be characterized by a lower price level in comparison to the other geographic markets in which we operate.

The following table presents our revenue, by segment for the periods presented, as well as income (loss) before income tax from each segment:

(in thousands)	The Americas	Western Europe	Asia-Pacific	CEMEA	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2011
Revenue	83,894	153,174	21,010	30,875	288,953	-	288,953
Reportable income (loss) before income tax	409	44,862	4,894	6,586	56,571	(25,893)	30,858
Year ended December 31, 2012
Revenue	157,705	204,332	42,367	31,912	436,316	-	436,316
Reportable income (loss) before income tax	8,565	49,196	11,085	4,225	73,071	(28,474)	44,597
Year ended December 31, 2013
Revenue	218,169	268,500	43,554	32,500	562,723	-	562,723
Reportable income (loss) before income tax	13,681	55,253	11,122	2,032	82,088	(35,406)	46,682

The following table presents the segments' revenue, as a percentage of total revenue:

	Year Ended December 31,
	2011	2012	2013
The Americas	29.0%	36.1%	38.8%
Western Europe	53.0	46.9	47.7
Asia-Pacific	7.3	9.7	7.7
CEMEA	10.7	7.3	5.8
Total	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 12.8% and 10.8% of our total revenue in 2013 and 2012, respectively, and one of our customers in the Americas accounted for 12.4% of our total revenue in 2011.

Revenue from customers located in Israel amounted to $9.1 million in 2011, $10.4 million in 2012 and $13.9 million in 2013. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenue in the Americas increased by $60.5 million, or 38.3%, to $218.2 million in 2013 from $157.7 million in 2012. Revenue in the Americas increased by $73.8 million, or 88.0%, to $157.7 million in 2012 from $83.9 million in 2011. These increases were primarily attributable to continued growth in household penetration in the United States.

Income before income tax in the Americas increased by $5.1 million to $13.7 million in 2013 from $8.6 million in 2012. Income before income tax in the Americas increased by $8.2 million to $8.6 million in 2012 from $0.4 million in 2011. These increases were mainly due to increases in revenue.

Western Europe

Revenue in Western Europe increased by $64.2 million, or 31.4%, to $268.5 million in 2013 from $204.3 million in 2012. This increase was primarily attributable to increased sales in Germany, France and Italy, as well as the change to direct distribution in Italy since June 2013, with such change contributing approximately $2.7 million to the increase in revenue for the region. Revenue in Western Europe increased by $51.1 million, or 33.4%, to $204.3 million in 2012 from $153.2 million in 2011. This increase was primarily attributable to increased sales in France and Germany, as well as the change to direct distribution in the Nordics following the acquisition of the Nordics distribution business, with such change contributing approximately $16.0 million to the revenue increase in the region.

Income before income tax in Western Europe increased by $6.1 million, or 12.4%, to $55.3 million in 2013 from $49.2 million in 2012. This increase was mainly due to higher revenues in France and Germany. Income before income tax in Western Europe increased by $4.3 million, or 9.7%, to $49.2 million in 2012 from $44.9 million in 2011. The increase in income before income tax was due to higher revenues but was relatively lower due to the different product mix, in particular, a higher portion of soda makers with lower gross margins sold relative to consumables.

One market in Western Europe that accounted for 12.8% of our revenue in 2013 contributed a higher proportion of our operating profit than our other markets in 2013.

Asia-Pacific

Revenue in Asia-Pacific increased by $1.2 million, or 2.8%, to $43.6 million in 2013 from $42.4 million in 2012. This modest increase was mainly due to increased sales in Australia and South Korea. Revenue in Asia-Pacific increased by $21.4 million, or 101.7%, to $42.4 million in 2012 from $21.0 million in 2011.This increase was primarily attributable to increased sales in Japan, Australia and South Korea.

Income before income tax in Asia-Pacific remained $11.1 million in 2013. Income before income tax in Asia-Pacific increased by $6.2 million, or 126.5%, to $11.1 million in 2012 from $4.9 million in 2011. The increase in 2012 resulted from the increase in revenue.

CEMEA

Revenue in CEMEA increased by $0.6 million, or 1.8%, to $32.5 million in 2013 from $31.9 million in 2012. Revenue in CEMEA increased by $1.0 million, or 3.4%, to $31.9 million in 2012 from $30.9 million in 2011. These increases were primarily attributable to continued growth in certain of our markets in the region, primarily Israel.

Income before income tax in CEMEA decreased by $2.2 million, or 47.6%, to $2.0 million in 2013 from $4.2 million in 2012. Income before income tax in CEMEA decreased by $2.4 million, or 35.8%, to $4.2 million in 2012 from $6.6 million in 2011. These decreases were mainly due to higher marketing expenses and changes in the product mix, primarily a higher portion of soda makers with relatively lower gross margin.

Results of operations

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue increased by $126.4 million, or 29.0%, to $562.7 million in 2013 from $436.3 million in 2012. This growth was attributable primarily to an increase of 27.2% in the volume of soda makers sold to 4.4 million units in 2013, compared to 3.5 million units in 2012. CO2 refills increased by 29.8% to 21.5 million units in 2013 from 16.5 million units in 2012 and flavors increased by 21.9% to 34.3 million units in 2013 from 28.1 million units in 2012, primarily due to the expansion of our active installed soda maker base. By segment, the key regions of revenue growth were Western Europe, with an increase of $64.2 million, and the Americas, with an increase of $60.5 million. Revenue from Asia-Pacific and from CEMEA increased by $1.2 million and $0.6 million, respectively.

Gross profit increased by $49.8 million, or 21.1%, to $285.6 million in 2013 from $235.8 million in 2012. Gross profit as a percentage of revenue, or gross margin, decreased by 330 basis points to 50.7% in 2013 compared to 54.0% in 2012. The decrease was primarily due to lower sale prices and higher product costs, a shift in product mix towards products with lower gross margins and unfavorable changes in foreign currency exchange rates.

Sales and marketing expenses increased by $33.3 million, or 21.8%, to $186.3 million in 2013 from $153.0 million in 2012. The increase in sales and marketing expenses was due to an increase in sales expenses and advertising and promotion expenses of $21.1 million and $12.2 million, respectively. As a percentage of revenue, sales and marketing expenses decreased to 33.1% in 2013 from 35.1% in 2012.

 General and administrative expenses increased by $12.6 million, or 33.3%, to $50.4 million in 2013 from $37.8 million in 2012. As a percentage of revenue, general and administrative expenses increased to 8.9% in 2013 from 8.7% in 2012. This increase was driven by additional expenses associated with our purchase of the Italy and Canada distributor businesses. General and administrative expenses in 2013 also included additional share-based compensation expense associated with the long-term incentive plan for our chief executive officer that was adopted in December 2012.

Other income, net decreased by $0.5 million to zero in 2013 from $0.5 million in 2012, primarily due to one-time capital gains from the sale of property, plant and equipment in 2012.

Total financial expenses, net was $2.2 million in 2013 compared to $0.9 million in 2012. This increase was mainly attributable to foreign exchange differences.

Income tax expense increased by $4.0 million to $4.7 million in 2013 from $0.7 million in 2012. Our effective tax rate for 2013 was 10.0% compared to 1.7% for 2012. The low effective tax rate in 2012 was primarily attributable to an adjustment of a tax provision resulting from agreements with the tax authorities in some of our jurisdictions.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue increased by $147.3 million, or 51.0%, to $436.3 million in 2012 from $289.0 million in 2011. This growth was attributable primarily to an increase of 29.1% in the volume of soda makers sold to 3.5 million units in 2012, compared to 2.7 million units in 2011. CO2 refills increased by 24.0% to 16.5 million units in 2012 from 13.3 million units in 2011 and flavors increased by 49.0% to 28.1 million units in 2012 from 18.9 million units in 2011, primarily due to the expansion of our active installed soda maker base. By segment, the key regions of revenue growth were the Americas, with an increase of $73.8 million, and Western Europe, with an increase of $51.1 million. Revenue from Asia-Pacific and from CEMEA increased by $21.4 million and $1.0 million, respectively.

Gross profit increased by $78.3 million, or 61.1%, to $235.8 million in 2012 from $157.5 million in 2011. Gross profit as a percentage of revenue, or gross margin, decreased by 50 basis points to 54.0% in 2012 compared to 54.5% in 2011. The decrease was primarily due to a higher dependency on subcontractors and expedited shipments, including the air freight for raw materials and finished goods mainly to support the Source soda maker launch and to fulfill better than expected overall demand. This negative impact on gross margin was partially offset by an increase in direct distribution that accounted for 75% of total revenue in 2012 compared to 63% in 2011. The increase in direct distribution is mainly due to growth in U.S. revenue and the shift to direct distribution in the Nordics.

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

 Other income, net increased by $0.3 million to $0.5 million in 2012 from $0.2 million in 2011, due primarily to capital gains from the sale of property, plant and equipment in 2012.

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

Seasonality

Historically, we have recognized a somewhat larger share of our revenue in the second quarter of the year, driven by increased sales volume in preparation for the warm summer months. The fourth quarter is also generally stronger than the first and third quarters as a result of increased sales associated with holiday shopping, and in any given year, the fourth quarter may be the quarter with the highest revenue. In 2012 and 2013, this seasonality was not reflected in our quarterly sales as sales in the third quarter were higher than in the second quarter, which was as a result of continued growth of our installed customer base in our new and fast growing markets.

Our revenue may also be impacted by the effect of the weather. Specifically, in periods when the weather is warmer than usual our revenue would likely increase, and in periods when the weather is colder than usual our revenue would likely decrease.

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

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2013. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Consolidated statements of operations data:
Revenue	$87,868	$103,019	$112,482	$132,947	$117,639	$132,390	$144,584	$168,110
Cost of revenue	39,505	47,016	51,531	62,439	53,554	60,452	66,366	96,781
Gross profit	48,363	56,003	60,951	70,508	64,085	71,938	78,218	71,329
Operating expenses:
Sales and marketing	27,268	37,083	35,825	52,833	38,859	43,639	47,549	56,242
General and administrative	9,641	9,225	8,741	10,160	11,609	13,617	12,660	12,467
Other income, net	(39)	(41)	(54)	(350)	-	-	-	-
Total operating expenses	36,870	46,267	44,512	62,643	50,468	57,256	60,209	68,709
Operating income	11,493	9,736	16,439	7,865	13,617	14,682	18,009	2,620
Total financial expense (income), net	7	152	523	254	235	711	(315)	1,615
Income before income taxes	11,486	9,584	15,916	7,611	13,382	13,971	18,324	1,005
Income tax expense (tax benefit)	1,375	134	(850	78	1,298	1,108	1925	324
Net income for the period	$10,111	$9,450	$16,766	$7,533	$12,084	$12,863	$16,399	$681

	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
As a percentage of revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	55.0	54.4	54.2	53.0	54.5	54.3	54.1	42.4
Operating expenses:
Sales and marketing	31.0	36.0	31.8	39.7	33.0	33.0	32.9	33.5
General and administrative	11.0	9.0	7.8	7.6	9.9	10.3	8.8	7.4
Other income, net	-	-	-	(0.3)	-	-	-	-
Total operating expenses	42.0	44.9	39.6	47.1	42.9	43.2	41.6	40.9
Net income for the period	11.5%	9.2%	14.9%	5.7%	10.3%	9.7%	11.3%	0.4%
As a percentage of full year results:
Revenue	20.1%	23.6%	25.8%	30.5%	20.9%	23.5%	25.7%	29.9%
Gross profit	20.5	23.8	25.8	29.9	22.4	25.2	27.4	25.0
Operating expenses:
Sales and marketing	17.8	24.2	23.5	34.5	20.9	23.4	25.5	30.2
General and administrative	25.5	24.5	23.1	26.9	23.1	27.0	25.1	24.8
Other income, net	(8.0)	(8.5)	(11.2)	(72.3)	-	-	-	-
Total operating expenses	19.4	24.3	23.4	32.9	21.3	24.2	25.4	29.1
Net income for the period	23.1%	21.5%	38.2%	17.2%	28.8%	30.6%	39.0%	1.6%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012 included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 22.1% of total assets as of December 31, 2013 as compared to 18.6% in 2012. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represent approximately 26% of our total property, plant and equipment.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. Share-based compensation expense in 2013 was $11.0 million. The fair value of share-based compensation is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (weighted average historic volatility of the Company’s shares and of comparable companies over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Changes in accounting policies

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application as of January 1, 2013.

1.	Amendment to IAS 1, Presentation of Financial Statements in respect of presentation of items of other comprehensive income (OCI).
As a result of the amendments to IAS 1, the Company has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss. Comparative information has been re-presented accordingly.

2.	Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets.
The Company has early adopted the amendments to IAS 36 (2013). The amendment includes new disclosure requirements regarding recoverable amounts of Non-Financial Assets.

B.	Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital increased by $60.3 million to $155.4 million as of December 31, 2013 from $95.1 million as of December 31, 2012. The increase in working capital was funded primarily from cash and cash equivalents on hand. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our revolving credit and short-term debt facilities. Our capital investments have included the following: the expansion of our production capacity and capabilities; improvements and the expansion of our distribution and corporate facilities to support our growth; and investments and improvements in our information technology systems.

Our inventory strategy has historically included increasing inventory levels to meet anticipated and a certain level of unexpected consumer demand for our products. This includes maintaining an inventory of soda makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the next six months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons. In 2012 and 2013, we continued to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process and our production capacity. Based on these initiatives and new systems, and processes that we intend to implement, inventory may continue to increase, but at a rate lower than the rate of growth of revenue.

As of December 31, 2013, we had $15.5 million outstanding under revolving credit and short-term debt facilities. These facilities are currently provided by banks in Israel. See “— Credit facilities” below.

Based on our current business plan, we believe that our cash, cash equivalents, borrowings available under our revolving credit and short-term debt facilities and cash from operations, will be sufficient to meet our currently anticipated cash requirements for the next 12 months. We may require new borrowings or additional capital to meet our capital expenditure requirements and liquidity needs and future growth requirements.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2011	2012	2013
Net cash from (used in) operating activities	$(8,187)	$37,177	$2,780
Net cash used in investing activities	(58,558)	(9,228)	(43,686)
Net cash from (used in) financing activities	32,874	(983)	19,636

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

Cash from operating activities was $2.8 million in 2013 as compared to cash from operating activities of $37.2 million in 2012. This was primarily due to an increase in net cash outflows to working capital by $49.1 million to $70.5 million in 2013 from $21.4 million in 2012, an increase in adjustments to net income for a non-cash item by $13.9 million to $30.9 million in 2013 from $17.0 million in 2012 and to a decrease in net income by $1.9 million to $42.0 million in 2013 from $43.9 million in 2012. Adjustments to net income for non-cash items increased in 2013 as compared to 2012 primarily due to an increase in share-based compensation expense, an increase in depreciation and amortization, and an increase in income tax expense. The increase in cash outflows related to working capital was primarily driven by an increase in trade payables of $3.3 million in 2013 compared to a $40.0 million increase in 2012, a decrease in provisions and other current liabilities of $9.2 million compared to a $14.9 million increase in 2012, partially offset by an increase in trade and other receivables of $44.4 million in 2013 compared to a $49.4 million increase in 2012 and an increase in inventories of $20.2 million in 2013 compared to a $26.8 million increase in 2012.

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

Cash used in investing activities

Cash used in investing activities increased by $34.5 million to $43.7 million in 2013 from $9.2 million in 2012, primarily as a result of a decrease in proceeds from bank deposits, partially offset by a decrease in investments in bank deposits and a decrease in acquisitions of subsidiaries.

Cash used in investing activities decreased by $49.4 million to $9.2 million in 2012 from $58.6 million in 2011, primarily as a result of proceeds from bank deposits, compared to investing in bank deposits in 2011, partially offset by an increase in our acquisition of property, plant and equipment and an increase in our acquisition of subsidiaries.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology hardware. In order to support our overall business expansion, we intend to continue to invest in production machinery and equipment, additional gas filling lines, corporate facilities and information technology infrastructure in 2014 and thereafter.

We continue to expand our manufacturing capacity while we implement our plans for an additional manufacturing facility. Specifically, we currently anticipate needing additional manufacturing capacity in the future as the demand for our products continues to increase. We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that is expected to ultimately comprise approximately 915,000 square feet. See “—Capital Expenditures” below. During the interim period, we are investing in expanding our manufacturing capabilities through other means, primarily by expanding our manufacturing capacity at existing facilities and by increasing the use of subcontractors for certain products and components.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash from financing activities was $19.6 million in 2013 as compared to cash used in financing activities of $1.0 million in 2012. This change was mainly due to changes in short-term debt of $15.5 million in 2013 as compared to repayments of $3.9 million in 2012.

Cash used in financing activities was $1.0 million in 2012 as compared to cash from financing activities of $32.9 million in 2011. This change was mainly due to net proceeds from our follow-on offering of $42.9 million in 2011 and a decrease in repayments of short-term debt to $3.9 million in 2012 as compared to net repayments of $11.2 million in 2011.

Credit facilities

Long-term debt

As of December 31, 2012 and 2013, we had no long-term debt.

Short-term debt

As of December 31, 2013, we had credit facilities with a total borrowing capacity of $91 million. Some of the facilities are secured lines of credit. As of December 31, 2013, $15.5 million were outstanding under these credit facilities. Our existing credit facilities are denominated in U.S. Dollars, NIS and Euros.

Interest rates

Outstanding principal amounts under the abovementioned credit facilities, are subject to variable, LIBOR-based, interest rates. Amounts borrowed under the credit facilities bore interest at annual rates ranging at LIBOR plus a margin between 1.13% and 1.5%.

Capital Expenditures

We are currently constructing an additional facility in the southern part of Israel (construction commenced in the third quarter of 2012) that is expected to ultimately comprise approximately 915,000 square feet. We expect to complete the first phase by November 2014 and the second phase by November 2015. Upon completion of the first phase, the new site is expected to have all production capabilities necessary to produce all of our products. The second phase is designed to increase the capacity of the site. The total anticipated capital expenditures required for the construction is approximately $90.0 million, of which the first phase is approximately $49.0 million. The new facility is being built in an industrial park that is located in a specified development zone. We have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D — Risk Factors – The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes” and “Item 10.E — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2013 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

Operating lease obligations	$5,803	$5,853	$1,760	$101	$13,517
Purchase obligations	63,841	-	-	-	63,841
Total	$69,644	$5,853	$1,760	$101	$77,358

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2014:

Name	Age	Position
Executive officers
Daniel Birnbaum	51	Chief Executive Officer and Director
Daniel Erdreich	50	Chief Financial Officer
Yonah Lloyd	48	Chief Corporate Development and Communications Officer
Yossi Azarzar	51	Chief Operations Officer
Eyal Shohat	40	Chief Legal Officer
Leon Paull	48	General Manager, Nordics and Global Distributors
Mika Mazor	36	Chief People Officer
Ilan Nacasch	40	Chief Marketing Officer
Yaron Kopel	43	Chief Innovation and Design Officer
Yoram Evan	47	Chief Commercial Officer
Directors
Yuval Cohen	51	Chairman
Eytan Glazer (1) (2) (3)	51	Director
Lauri A. Hanover (1) (2) (3)	54	Director
David Morris (1) (2) (3)	44	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Audit Committee.

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

Yonah Lloyd has served as our Chief Corporate Development and Communications Officer since April 2010. From 2008 to 2010, Mr. Lloyd was a consultant for Cupron, Inc., and later served as its Executive Vice President of Sales and Business Development. From 1996 to 2007, Mr. Lloyd served as Senior Vice President of Sales and Marketing at Net2Phone, Inc. From 1990 to 1996, Mr. Lloyd was an Assistant District Attorney in Bronx County, New York. Mr. Lloyd holds a J.D. from Fordham University School of Law and a B.A. in Sociology from Queens College.

Yossi Azarzar has served as our Chief Operations Officer since May 2007. From 2000 to 2007, Mr. Azarzar held various positions at Intel Corporation, including Manufacturing Functional Area Manager and Manufacturing Manager. From 1994 to 2000, Mr. Azarzar served as an Area Manager with the McDonald’s Corporation in Israel. Mr. Azarzar holds a B.A. and an M.A. in Islamic, Middle Eastern and Arabic studies, both from The Hebrew University in Jerusalem.

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

Leon Paull has served as our General Manager, Nordics and Global Distributors, and has managed our global network of distributors since 2008. Prior to that, Mr. Paull fulfilled various key positions in our company after joining us in 2004. From 2005 to 2006, Mr. Paull was Head of Market Research and Information, and from 2007 to 2008, served as Global Brand Manager for our soda makers and cylinder product range. Mr. Paull holds a Bachelor’s Degree in History and Political Science from The Hebrew University of Jerusalem.

Mika Mazor has served as our Chief People Officer since February 2012. From 2002 to 2012, Mika worked at Amdocs (NYSE: DOX) in various human resources roles. Most recently, Ms. Mazor was Vice President of Human Resources for Israel and Corporate Units, having previously served as Managing Senior Talent Unit and Human Resources Director of the European Division. From 2000 to 2002, Ms. Mazor worked in human resources for Manpower Israel. Ms. Mazor holds an M.B.A. in Organizational Behavior and a B.A. in Management specializing in human resources, both from Ben Gurion University, Israel.

Ilan Nacasch has served as our Chief Marketing Officer since March 2012. From 1997 to 2012, Mr. Nacasch worked in different marketing positions at Procter & Gamble. From 2009 to 2012, Mr. Nacasch served as Global Associate Marketing Director for Pampers. Before that, Mr. Nacasch worked as Associate Marketing Director on Beauty Care and Feminine Protection in the Balkans, and on leading Procter & Gamble marketing capabilities for CEEMEA. Prior to 1997, Mr. Nacasch worked at Danone Group in France. Mr. Nacash holds a B.A. and an M.B.A., both from the ESSEC Business School in Paris, France and a Post-Graduate Continuing Study degree in Marketing from Tel Aviv University.

Yaron Kopel has served as our Chief Innovation and Design Officer since September 2011. From 2009 to 2011, Mr. Kopel was the Vice President of Marketing and Innovation for Excellence Israel, a large investment house in Israel. Prior to that, Mr. Kopel was the founder of ZER4U, one of Israel’s leading flower chain, and founder of TeCasan, an upscale, women’s shoe brand in New York City. Mr. Kopel holds a B.A. in Business and Economics from Tel Aviv Academy.

Yoram Evan has served as our Chief Commercial Officer since March 2014. From 2008 to 2013, Mr. Evan worked for RGI International Ltd., a publicly-traded real estate development company operating in Moscow, at first serving as its Chief Financial Officer and then as Chief Executive Officer of Tsvetnoy Central Market RGI’s flagship project.  From 2004 to 2007, he served as Chief Executive Officer of USA Detergents.  From 1999 to 2003, Mr. Evan served as Chief Financial Officer and VP Operations at Netgrocer.com and from 1992 to 1996, he worked in the Budget Department of the Israeli Ministry of Finance. Mr. Evan holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Wix.com Ltd. (Nasdaq:WIX). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several early stage ventures, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Since August 2013, Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as the Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover also served as an external director for Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

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

Compensation of officers and directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including share-based compensation, for the year ended December 31, 2013, was approximately $12.3 million. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 per written consent of the board or a committee thereof. The Chairman of the Board receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors were each granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share. All such options have vested. Mr. Cohen has instructed us to pay his director fees and option grants directly to an affiliate of Fortissimo Capital and as of the first quarter of 2014 directly to him. . In December 2013, our current non-employee directors were each granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. The options vest over three years as follows: 6,666 of the options will vest on the first anniversary of the date of grant and 6,667 of the options will vest on each of the second and third anniversaries of the date of grant.

Pursuant to the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

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

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee is required so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement. Prior to the adoption of the compensation policy in December 2013, the extension of the term of compensation arrangements existing as of the effective date of the Compensation Amendment does not require approvals under the Compensation Amendment. Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply as described below under “— Disclosure of personal interests of a controlling shareholders and approval of certain transactions.”

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

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan (the “2007 ESOP”) and, in October 2010, we adopted the 2010 Employee Share Option Plan (the “2010 ESOP”, and together with the 2007 ESOP, the “ESOP”). The ESOP allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares that were granted under the ESOP. As of December 31, 2013, 184,553 ordinary shares which are not subject to outstanding options or other equity awards remained available for issuance under the ESOP. As of December 31, 2013, options to purchase 1,884,479 ordinary shares had been granted and were outstanding, at a weighted average exercise price of $33.79 per share, which includes 13,871 restricted share units granted to a former shareholder of a subsidiary as part of the consideration for shares of the subsidiary and 17,519 restricted share units granted to employees. Of these outstanding options, as of December 31, 2013, options to purchase 544,508 were vested and exercisable.

In general, the vesting schedule for options granted under the ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for 12 quarters. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant. Options granted on or after February 23, 2012, but prior to February 26, 2013, will expire six years after the date of grant. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her options will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has 12 months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

Under certain circumstances, ordinary shares underlying awards previously granted under the ESOP may again become available for grant. Such circumstances include if an award should expire or become unexercisable without having been exercised in full.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to most of our Israeli participants in the ESOP under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. Options and shares granted or issued to Israelis in accordance with the capital gains track under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant or issuance. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Our compensation committee administers the ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the ESOP. The compensation committee determines the eligible individuals who receive options or other awards under the ESOP, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised and the other terms and conditions of the options or other awards, all in accordance with the provisions of the ESOP.

Participants in the ESOP may not transfer their options or other awards, except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares subject to awards and exercise prices, if applicable.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised awards will be replaced by equally ranking awards of the successor company. If the successor company refuses to issue replacement awards, the vesting and exercisability of outstanding awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the company's assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10-day period to participate in a liquidation distribution. In 2012, as part of approving our CEO’s long term incentive plan, our shareholders approved that in the event of a change of control in the company, all options granted previously to the CEO will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013, our compensation committee and board of directors approved the same option acceleration for all of our then executive officers of the company.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the award holder, cancel an outstanding award or amend an outstanding award, including, if applicable, the exercise price. For amendments affecting our officers, compensation committee and/or shareholder approval may also be necessary. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law” and “Item 6.C — Board Practices — Audit committee — Approval of transactions with related parties.”

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of December 31, 2013:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum,	29,934	€1.60579	Dec. 25, 2017	29,934
Chief Executive Officer and Director
	38,647	€1.60579	Feb. 25, 2018	38,647
	210,000	$20.00	Nov. 2, 2020	210,000
	55,000	$35.35	Nov. 7, 2021	55,000
	450,000	$35.80	Dec. 20, 2018	450,000
				783,581

On December 20, 2012, our shareholders approved a Long-Term Incentive Plan for our chief executive officer (the “LTIP”), pursuant to which he was granted option to purchase 450,000 shares of which 135,000 of the options vested on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget.

C. Board Practices

Board of directors and officers

Our current board of directors consists of five directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2014. Class II directors, consisting of Mr. Yuval Cohen, will hold office until our annual meeting of shareholders to be held in 2015. Class III directors, consisting of Mr. David Morris, will hold office until our annual meeting of shareholders to be held in 2016. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described above.

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

Pursuant to the Companies Law, a person may not serve as an external director if, (a) the person is a relative of our controlling shareholder, or (b) at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner, the person’s employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) us; (2) our controlling shareholder at the time of such person’s appointment; or (3) any entity that is either controlled by us or under common control with us at the time of such appointment or during the prior two years. In a company that has no controlling shareholder or entity or any entity holding 25% or more of the voting rights in the company, a person may also not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer.

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

The term office holder is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

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

 The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. Our board of directors has determined that Ms. Hanover possesses the requisite financial and accounting expertise.

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

Under Israeli law, the initial term of an external director of an Israeli company traded on the Nasdaq Global Select Market is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for two additional three-year terms, provided that either:

(a) the board of directors has recommended such reelection and such reelection is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors; or

(b) the reelection has been recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least two percent of the company’s voting rights.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, who approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. In such a case, the board of directors' reasoning must be brought before the shareholders and the external director must be granted the opportunity to present his or her position.

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

The current term of office of each of our external directors is scheduled to end on February 7, 2017.

Additional provisions

Under the Companies Law, each committee to which a board of directors delegates power is required to include at least one external director and its audit committee and compensation committee are required to include all of the external directors.

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

Nasdaq requirements

Under the Nasdaq Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Rules.

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include:

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

Additionally, under the Companies Law, the role of the audit committee includes identifying irregularities in our business management in consultation with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors, and approving the yearly or periodic work plan proposed by the internal auditor to the extent required.

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

The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the committee.

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our 2013 general meeting of shareholders held in December 2013. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Under the Companies Law, subject to certain conditions, the board of directors may adopt the compensation policy even if it is not approved by the shareholders.

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

The Compensation Committee is also authorized to retain and terminate compensation consultants, legal counsel or other advisors to the committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or advisable.

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

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

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

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is not performed by the office holder in good faith or unless it is in the company’s interest.

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

An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit committee — Approval of transactions with related parties” for a definition of controlling shareholder Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

•	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

In addition, following a recent amendment to the Companies Law, our audit committee is obliged to set the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest.

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

 An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”.

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

As of December 31, 2013, we had 2,573 employees of whom 1,962 were based in Israel, 144 were in Germany, 126 were in the United States and 341 were in other countries. Of the total number of employees, approximately 538 were temporary employees (most of who work at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,
Department	2011	2012	2013
Operations and product development	978	1,645	1,952
Sales and marketing	337	360	392
General and administration	148	206	202
Management	20	21	27
Total	1,480	2,232	2,573

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of the Economy may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our employees in Israel are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2014 by:

•   each person or entity known by us to own beneficially 5% or more of our outstanding shares;

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 20,906,421 ordinary shares outstanding as of March 31, 2014.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

As of March 31, 2014, we had two shareholders of record of our ordinary shares, both located in the United States, representing 100% of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 7010000, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
FMR LLC and Affiliates (1)	1,898,655	9.1%
Real Property Investment Limited (2)	1,508,258	7.2%
Tremblant Capital Group (3)	1,366,944	6.5%
Clal Insurance Enterprises Holdings Ltd. (4)	1,109,475	5.3%
Executive officers and directors
Yuval Cohen	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (5)	*	*
Daniel Birnbaum (6)	421,709	2.0%
Daniel Erdreich	*	*
Yonah Lloyd	*	*
Yossi Azarzar	*	*
Eyal Shohat	*	*
Leon Paull	*	*
Mika Mazor	*	*
Ilan Nacasch	*	*
Yaron Kopel	*	*
Yoram Evan	*	*
All executive officers and directors as a group (14 persons) (7)	746,399	3.4%

* Less than 1%.

(1)

Based on a Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC (“FMR”). Consists of 1,886,755

shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 11,900 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly owned subsidiary of FMR and PGATC is an indirect wholly owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d and FMR each has sole dispositive power over 1,886,755 shares and sole voting and dispositive power over 11,900 shares. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.

(2)	Based on a Schedule 13G/A filed with the SEC on February 5, 2014. Includes 1,305,981 shares beneficially owned by Real Property Investment Limited, a Liberian company, 139,022 shares beneficially owned by Real Property 2 Investment Limited. A Guernsey company and 63,255 shares beneficially owned by Real Property Investment (Guernsey) Limited, A Guernsey company (each, a "Reporting Person").The shares of each Reporting Person are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris. The principal address of each Reporting Person is c/o Justin Jager, Intertrust International Management Ltd., P.O. Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(3)	Based on a Schedule 13G filed with the SEC on February 14, 2014 by Tremblant Capital Group (“Tremblant”), Tremblant has sole voting and dispositive power with respect to 1,366,944 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.
55

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2014 by Clal Insurance Enterprises Holdings Ltd (“Clal”), Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation (“IDB Development”), and IDB Development is a wholly-owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). As of December 31, 2013, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may have, by reason of their interests in, and relationships among them with respect to, IDB Holding, been deemed to control Clal, IDB Development and IDB Holding. According to the Schedule 13G filed by Clal, Clal, IDB Development, IDB Holding, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat share voting and dispositive power over the 1,109,475 ordinary shares reported. All of the 1,109,475 ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. The principal address for Clal is 48 Menachem Begin Street, Tel-Aviv 66180, Israel.
(5)	The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.
(6)	Consists of options to purchase 421,709 shares which are currently exercisable or exercisable within 60 days of March 31, 2014.
(7)	Includes options to purchase 746,276 shares and 63 restricted share units which are currently exercisable or exercisable within 60 days of March 31, 2014.

Prior to our IPO, our major shareholders were Fortissimo Capital Fund GP, L.P., which beneficially held approximately 43.3% of our then-existing share capital, Real Property Investment Limited, which beneficially held approximately 25.6% of our then-existing share capital, Kendray Properties Ltd., which beneficially held approximately 15.7% of our then-existing share capital, Clemente Corsini, who beneficially held approximately 7.2% of our then-existing share capital and Keswick Properties Ltd., which beneficially held approximately 3.9% of our then-existing share capital. As part of our IPO, consummated on November 8, 2010, each of the aforementioned major shareholders, except for Clemente Corsini, sold a portion of its shares to the public. As part of a follow-on public offering consummated on April 19, 2011, all of the aforementioned major shareholders, including Clemente Corsini, sold a portion of their shares to the public. Based on Schedules 13G/A filed with the SEC on February 9, 2012, Fortissimo Capital Fund GP, L.P., Kendray Properties Ltd. and Clemente Corsini have ceased to be beneficial owners of any of our shares.

Based on a Schedule 13G/A filed with the SEC, on February 13, 2014, Cadian Capital Management, LLC and Eric Bannasch ceased to be the beneficial owner of more than five percent of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on September 27, 2013, Morgan Stanley ceased to be the beneficial owner of more than five percent of our ordinary shares.

B.	Related Party Transactions

Since January 1, 2013, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

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

On December 20, 2012, our shareholders approved a long term incentive plan ("LTIP") for our chief executive officer, pursuant to which 135,000 of the options vested on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget.

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

No significant changes have occurred since December 31, 2013, except as otherwise disclosed in this annual report.

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

	Low	High
Year Ended December 31, 2010
Fourth Quarter (beginning November 3, 2010)	$23.15	$43.88
Year Ended December 31, 2011
Annual	$27.00	$79.72
Year Ended December 31, 2012
Annual	$28.28	$48.13
First Quarter	$31.90	$48.13
Second Quarter	$28.28	$41.00
Third Quarter	$35.66	$44.50
Fourth Quarter	$33.15	$45.34
Year Ended December 31, 2013
Annual	$45.25	$77.80
First Quarter	$45.25	$53.99
Second Quarter	$47.25	$77.80
Third Quarter	$55.00	$74.00
Fourth Quarter	$48.39	$66.80
Last Six Months
October 2013	$53.36	$66.80
November 2013	$51.70	$58.50
December 2013	$48.39	$58.50
January 2014	$36.10	$51.71
February2014	$35.27	$44.88
March 2014	$37.00	$45.20

On March 31, 2014, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $44.10 per share.

As of March 31, 2014, we had two holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

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

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if offerees holding less than 2% of the company’s issued and outstanding share capital failed to approve such tender offer). However, a shareholder that had its shares so transferred, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”)

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of their taxable income. The corporate tax rate for the tax years 2013 and 2012 was 25%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the encouragement of industry (taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that one of our Israeli subsidiaries currently qualifies as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization over an eight-year period of the cost of purchased know how and patents and of rights to use a patent and know-how which are used for the development or advancement of the Industrial Companies;

•	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

We intend to continue to qualify as an “Industrial Company” in the future. However, there can be no assurance that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the encouragement of capital investments, 5719-1959 (the “Investment Law”)

The Investment Law was significantly amended as of January 1, 2011 (the “2011 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax benefits prior to the 2011 Amendment

The Investment Law provided certain incentives for capital investments in a production facility (or other eligible assets) made by an “Approved Enterprise”, as defined by the Investment Law, upon approval by the Investment Center of the Israel Ministry of the Economy. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific program. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates.

One of our subsidiaries in Israel received grants and was entitled to tax benefits relating to investment programs that were subject to Approved Enterprise certificates.

The benefits available to an Approved Enterprise were subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If we are found not to have met these conditions, we may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest.

In addition, if a company elected the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during a tax exemption period, it will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable without the benefits under the alternative benefits track.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates would revert to 16% and 9% (as applicable) in 2014 and thereafter.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise (as such term is used in the Investment Law) can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

 We believe that one of our Israeli subsidiaries, whose enterprise is located in a specified development zone, known as Development Area A, meets the conditions provided in the 2011 Amendment to the Investment Law and it elected to apply the provisions of the Investment Law as amended in 2011. The 2011 Amendment also provides that companies in Development Area A may be entitled to receive grants. Our Israeli subsidiary has been approved to receive grants. We intend to continue to qualify for benefits and grants under the Investment Law in the future. However, there can be no assurance that we will comply with the required conditions or that we will be entitled to any grants or additional benefits under the Investment Law.

We have been approved to receive grants under certain other Israeli Government programs. Our receipt of such grants is subject to our satisfying certain conditions.

The termination or substantial reduction of any of the benefits available under the Investment Law or of any grants we expect to receive could increase our tax liabilities and harm our financial condition and results of operations.

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

 Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to receipt of a valid certificate from the Israeli Tax Authority allowing for a reduce tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable withholding tax rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company, in which case the rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

A distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is attributable partly to income derived from a Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the types of income.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year is derived from certain types of dividends and interest. Furthermore, dividends paid from income derived from a Preferred Enterprise are subject to withholding tax at a rate of 15% for such U.S. corporation shareholder, provided that the conditions related to our gross income for the previous year is met.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

A non-resident of Israel who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer for more than 180 days, and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempted from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. Under the United States-Israel Tax Treaty, the sale, exchange (whether from a merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is a United States resident (for purposes of that treaty), holding the ordinary shares as a capital asset is generally exempt from Israeli capital gains tax unless (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of acquiring, owing and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or if we were a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder's amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other disposition of our ordinary shares will be so treated as U.S. source income; and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income; you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

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

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets (which may be determined, in part, by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2013. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distributions received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Distributions.”

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are ”regularly traded” on a “qualified exchange. ” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

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

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 with respect to the company for each tax year in which the U.S. Holder owns the ordinary shares, generally with such U.S. Holder’s federal income tax return for that year. If we were a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

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

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are subject to the requirement to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.sodastream.com. We will not furnish hard copies of such reports to our shareholders unless we are requested to do so in writing. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting shareholder free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C.ii to our consolidated financial statements as of and for the year ended December 31, 2013 included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2013, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar and NIS.

Based on our results in 2013, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $2.4 million. Based on our results in 2013, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $2.9 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2011	2012	2013
Unrealized foreign currency exchange rate gains (losses)	$1,540	$2,157	$(234)
Realized foreign currency exchange rate gains (losses)	1,411	50	(1,859)
Derivative gains (losses)	(392)	(504)	310

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

From the effective date of the registration statement and until December 31, 2013, the net proceeds had been invested in cash equivalents and used to fund working capital, capital expenditures, loan payments, costs associated with the construction of an additional manufacturing facility and other corporate purposes.

None of the net proceeds of our IPO was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

Item 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

 Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

Based on this assessment, our management has concluded that as of December 31, 2013, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

The effectiveness of management’s internal control over financial reporting as of December 31, 2013 has been audited by our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, and their report as of April 30, 2014 herein expresses an unqualified opinion on our internal control over financial reporting.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-75 of this Form 20-F and is incorporated herein by reference.

Changes in internal control over financial reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Ms. Hanover is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Select Market. For Ms. Hanover's relevant experience, see “Item 6.A. — Directors, Senior Management and Employees — Directors and Senior Management.”

Item 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our corporate website at http://investorroom.sodastream.com under “Corporate Governance — Governance Documents.” Waivers of and amendments to our Code of Ethics may only be approved by the board of directors. Any amendments to the Code of Ethics or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. We granted no waivers under our Code of Ethics in 2013.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member of KPMG International, has served as our independent registered public accounting firm for 2012 and 2013. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2012	2013

Audit Fees	$1,158,276	$1,182,094
Audit-Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$1,158,276	$1,182,094

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

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the requirements under the Nasdaq Rules, provided that we disclose those Nasdaq Rule requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules. In addition, as permitted under the Companies Law, pursuant to our articles of association, if a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

See pages F-2 through F-75 of this annual report.

Item 18.	FINANCIAL STATEMENTS

Not applicable.

Item 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to SodaStream’s Registration Statement on Form F-1, as amended, File No. 333-170007 (“Registration Statement No. 333-170007”), as filed with the SEC on October 19, 2010)

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration Statement No. 333-170007, as filed with the SEC on October 26, 2010)

4.2(c)	Amendment to the 2010 Employee Share Option Plan*

8.1	List of subsidiaries of the Registrant*

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002*

13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Somekh Chaikin, a member firm of KPMG International*

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: April 30, 2014	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter- “the Company”) and subsidiaries (hereinafter- “the Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SodaStream International Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Somekh Chaikin,

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel-Aviv, Israel

April 30, 2014

SodaStream International Ltd.

Consolidated Balance Sheets As of December 31

(in thousands)

	Note	2012		2013
Assets

Cash and cash equivalents	12	$62,068		$40,885
Inventories	10	112,679		140,709
Trade receivables		86,650		123,936
Other receivables	11	28,889	(*)	22,208
Derivative financial instruments	24	803		538
Total current assets		291,089		328,276

Property, plant and equipment	8	76,906		107,132
Intangible assets	9	41,978		48,104
Deferred tax assets	22	2,133		1,089
Other receivables		271		398
Total non-current assets		121,288		156,723

Total assets		412,377		484,999

Liabilities

Loans and borrowings	14	-		15,452
Derivative financial instruments	24	261		103
Trade payables		86,431		90,749
Income tax payable		8,866		9,869
Provisions	16	1,304		1,614
Other current liabilities	17	37,022		29,674
Total current liabilities		133,884		147,461

Employee benefits	15	1,939		2,221
Provisions	16	537		714
Deferred tax liabilities	22	1,527		2,997
Total non-current liabilities		4,003		5,932
Total liabilities		137,887		153,393

Shareholders’ equity

Share capital	13	3,330		3,378
Share premium		178,338		193,649
Translation reserve	13	3,628		3,394
Retained earnings		89,194		131,185
Total shareholders’ equity		274,490		331,606

Total liabilities and shareholders’ equity		$412,377		$484,999

(*) Reclassified. See note 2(E).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2011	2012	2013

Revenues		$288,953	$436,316	$562,723
Cost of revenues		131,405	200,491	277,153

Gross profit		157,548	235,825	285,570

Operating expenses
Sales and marketing	20	99,170	153,009	186,289
General and administrative	19	29,829	37,767	50,353
Other income, net	18	(158)	(484)	-

Total operating expenses		128,841	190,292	236,642

Operating income		28,707	45,533	48,928

Interest expense (income), net	21	(1,526)	169	551
Other financial expense (income), net	21	(625)	767	1,695

Total financial expenses (income), net		(2,151)	936	2,246

Income before income tax		30,858	44,597	46,682

Income tax expense	22	3,373	737	4,655

Net income for the year		$27,485	$43,860	$42,027

Net income per share
Basic	26	$1.40	$2.16	$2.02
Diluted	26	$1.34	$2.09	$1.96

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(in thousands)

	2011	2012	2013

Net income for the period	$27,485	$43,860	$42,027

Items that after initial recognition in comprehensive income are or may be reclassified to profit or loss

Foreign currency translation differences of foreign operations	1,540	2,157	(234)

Items that will never be reclassified to profit or loss

Defined benefit plan remeasurements, net of tax	-	(338)	(36)

Total comprehensive income for the year	$29,025	$45,679	$41,757

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company
	Share	Share	Translation	Retained
	capital	premium	reserve	earnings	Total
Balance as of January 1, 2011	$2,966	$119,183	$(69)	$18,187	$140,267
Net income for the period	-	-	-	27,485	27,485
Other comprehensive income for the period	-	-	1,540	-	1,540
Total comprehensive income for the period	-	-	1,540	27,485	29,025
Share-based payment	-	5,389	-	-	5,389
Share issuance	202	42,726	-	-	42,928
RSU issuance	-	256	-	-	256
Exercise of employee share options	70	1,047	-	-	1,117
Balance as of December 31, 2011	3,238	168,601	1,471	45,672	218,982
Net income for the period	-	-	-	43,860	43,860
Other comprehensive income (loss) for the period	-	-	2,157	(338)	1,819
Total comprehensive income for the period	-	-	2,157	43,522	45,679
Share-based payment	-	6,189	-	-	6,189
RSU exercise (1)	3	747	-	-	750
Exercise of employee share options	89	2,801	-	-	2,890
Balance as of December 31, 2012	$3,330	$178,338	$3,628	$89,194	$274,490
Net income for the period	-	-	-	42,027	42,027
Other comprehensive loss for the period	-	-	(234)	(36)	(270)
Total comprehensive income (loss) for the period	-	-	(234)	41,991	41,757
Share-based payment	-	11,019	-	-	11,019
RSU exercise (1)	1	155	-	-	156
Exercise of employee share options	47	4,137	-	-	4,184
Balance as of December 31, 2013	3,378	193,649	3,394	131,185	331,606

(1) See Note 13(A)(2).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

 (in thousands)

	2011	2012	2013
Cash flows from operating activities
Net income for the period	$27,485	$43,860	$42,027
Adjustments:
Amortization of intangible assets	937	1,602	2,253
Change in fair value of derivative financial instruments	392	504	(310)
Depreciation of property, plant and equipment	5,013	8,522	12,740
Gain on sales of property, plant and equipment (including investment property)	-	(766)	-
Share-based payment	5,389	6,189	11,019
Interest expense (income), net	(1,526)	169	551
Income tax expense	3,373	737	4,655
	41,063	60,817	72,935

Increase in inventories	(25,552)	(26,844)	(20,217)
Increase in trade and other receivables	(22,705)	(49,431)	(44,406)
Increase in trade payables	4,291	39,957	3,259
Increase in employee benefits	131	91	111
Increase (decrease) in provisions and other current liabilities	(811)	14,891	(9,226)
	(3,583)	39,481	2,456

Interest paid	(422)	(454)	(485)
Income tax received	-	2,191	3,769
Income tax paid	(4,182)	(4,041)	(2,960)
Net cash from (used in) operating activities	(8,187)	37,177	2,780

Cash flows from investing activities
Interest received	1,261	1,303	91
Investment in short term bank deposits	(90,811)	(20,000)	(10,000)
Proceeds from short term bank deposits	51,892	58,919	10,000
Proceeds from sales of property, plant and equipment	-	-	1,628
Payments for derivative financial instruments, net	(156)	(724)	417
Acquisitions of subsidiary, net of cash acquired	(1,025)	(10,954)	(1,179)
Acquisition of property, plant and equipment	(18,690)	(34,080)	(39,799)
Acquisition of intangible assets	(1,029)	(3,692)	(4,844)
Net cash used in investing activities	(58,558)	(9,228)	(43,686)

Cash flows from financing activities
Share issuance	42,929	-	-
Proceeds from exercise of employee share options	1,117	2,890	4,184
Change in short-term debt	(11,172)	(3,873)	15,452
Net cash from (used in) financing activities	32,874	(983)	19,636

Net increase (decrease) in cash and cash equivalents	(33,871)	26,966	(21,270)
Cash and cash equivalents at the beginning of the period	68,627	34,769	62,068
Effect of exchange rates fluctuations on cash and cash equivalents	13	333	87

Cash and cash equivalents at the end of the period	$34,769	$62,068	$40,885

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is a company incorporated in Israel. The address of the Company's registered office is Gilboa Street, Airport City 70100, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2013 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2014.

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value and contingent consideration in business combinations measured at fair value (see Note 3(C) and 3(E)(1), respectively), inventories, defined benefit liabilities, provisions and deferred tax assets and liabilities (see Note 3(G), 3(I)(1)(b), 3(J) and 3(O), respectively).

C.	Functional & presentation currency

These consolidated financial statements are presented in USD (“$”), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

D.	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires the Company’s management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company's management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

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

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

—	Note 7, Acquisition of subsidiaries.
—	Note 8, Property, plant and equipment.
—	Note 9, Intangible assets.
—	Note 10, Inventories.
—	Note 15, Employee benefits, regarding the measurement of the defined benefit obligation.
—	Note 16, Provisions.
—	Note 22, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.
—	Note 24, Financial instruments.
—	Note 25, Contingencies.
—	Note 27, Share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation – (continued)

E.	Change in classification

During the current year the Group reclassified assets amounted to $868 thousands that were presented as a separate item under current assets, to other receivables.

F.	Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2013.

1.	Amendment to IAS 1, Presentation of Financial Statements in respect of presentation of items of other comprehensive income (OCI)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

2.	Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets

The Group has early adopted the amendments to IAS 36 (2013). In the Group’s opinion application of the standard is not expected to have a material effect on the financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies

The accounting policies set out below have been applied consistently in all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

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

The Group has the following non-derivative financial assets:

Receivables and cash and cash equivalents

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Receivables consist of trade and other receivables.

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

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of operations as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are recognized immediately in the statement of operations, as either operating or financing items depending on the nature of the item being economically hedged.

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

6.	Share capital

All shares are classified as equity.

Incremental costs directly attributable to the issuance of shares and options are recognized as a deduction from equity, net of any tax effects.

D.	Property, plant and equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

Changes in the obligation to dismantle and remove the items and to restore the site, on which they are located, other than changes deriving from the passage of time, are added to or deducted from the cost of the asset in the period in which they are first calculated or changes occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and the remaining balance is recognized immediately in the statement of operations.

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

The estimated useful lives for the current and comparative periods are as follows:

-	Leasehold improvements	the shorter of lease term or useful life
-	Machinery and equipment	3-10 years
-	Office furniture and equipment	3-5 years
-	Vehicles	5-7 years
-	Cylinders	20-50 years
-	Buildings	50 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

E.	Intangible assets

1.	Goodwill

Goodwill arising on the acquisition of subsidiaries is presented within intangible assets. The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and the liabilities assumed. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Company. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration classified as financial liability in the statement of operations.

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

The estimated useful lives for the current and comparative periods are as follows:

-	Software licenses	3-10 years
-	Customer relations	5-8 years
-	Technology	8 years
-	Trademarks	15 years or indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

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

Other leases are classified as operating leases and the leased assets are not recognized on the balance sheet.

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

H.	Impairment

1.	Non-derivative financial assets

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

The Group considers evidence of impairment for receivables at both an individual asset and a collective level. All individually significant receivables are individually assessed for impairment. All individually significant receivables found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet identified.

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

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of operations.

2.	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The Group estimates the recoverable amount of goodwill and intangible assets that have indefinite useful lives once a year and on the same date for each asset, or more frequently if there are indications of impairment.

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

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in the statement of operations in the periods during which related services are rendered by employees.

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

Remeasurements of the net defined benefit liability (asset) which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest) are recognized immediately in other comprehensive income. Other expenses related to defined benefit plans and employee benefit expenses are recognized in the statement of operations.

2.	Other long-term benefits

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on high quality corporate bonds or on government debentures, as the case may be, that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on the projected unit credit method. Any remeasurements are recognized in the statement of operations as they occur.

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

On the balance sheet, the employee benefits are classified as short-term benefits or as other long-term benefits according to the time the liability is expected to be settled.

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

The grant date fair value of share-based payment awards granted to employees is recognized as salary expense, with a corresponding increase in equity, over the vesting periods of the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting employee service is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

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

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and of the risks specific to the liability. The unwinding of the discount is recognized as a financial expense.

1.	Warranties

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

2.	Legal claims

A provision for legal claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle that obligation and the amount of obligation can be estimated reliably.

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

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

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

In the statements of cash flows, interest received is presented within cash flows from investing activities. Interest paid is presented within cash flows from operating activities.

Foreign currency gains and losses on financial assets and liabilities are reported on a net basis as either financial income or financial expenses depending on whether foreign currency movements are in a net gain or net loss position.

O.	Income tax

Income tax expense comprises of current and deferred tax expenses. Income tax expense is recognized in the statement of operations or is recognized directly in equity or in other comprehensive income to the extent it relates to items recognized directly in equity or in other comprehensive income, respectively.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

R.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements:

1.	IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after 1 January 2015, with early adoption permitted.

The Group is assessing the effects of adopting IFRS 9 (2010) and (2009) on its financial statements.

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

When determining the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels of in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

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

B.          Derivative financial instruments

The fair value of foreign exchange options is based on bank/broker quotes. If a quoted price is not available, then fair value is calculated based on the Black-Scholes model.

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

D.          Share-based payment transaction

The fair value of employee options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average historic volatility of the Company and comparable companies over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

E.          Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expense, and a reasonable profit margin based on the effort required to complete and sell the inventories.

F.          Property, plant and equipment

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

H.           Contingent consideration in business combinations

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

The Group’s exposure to credit risk relating to trade receivables is further disclosed in Note 24(A).

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

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of $11.3 million with certain Israeli banks. To the extent such line of credit is utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 75 and 200 basis points.

The Group's exposure to liquidity risk is further disclosed in note 24(B).

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

The Group's exposure to market risks is further disclosed in Note 24(C).

Capital management

The Board of Directors’ policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s CODM. These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group's products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and consolidated in the Group's headquarters for the purpose of presentation to the CODM.

The Company identified four reportable segments that are the main areas in which the Group operates, which are set forth below:

-	The Americas
-	Western Europe
-	Asia-Pacific
-	Central and Eastern Europe, Middle East and Africa

Segment information

Segment information is based on the geographical location of customers as reported to the CODM. CODM business decisions are primarily based on the market data of the various markets in which the Group operates. The data received by the CODM consists of revenues from external customers and contribution by market (before income tax). The operating segments’ accounting policies are identical to the accounting policies applied in these financial statements. Inter-company transactions are not reported in the management reports and thus not presented in the segment information. Asset and liability data is not reported in the operating segment information since it is not reviewed by the CODM.

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

Reconciliation to consolidated financial statements

The reconciliation amounts include all other operating and financial expenses that were not related directly to the Group’s sales and distribution activities and were not included in the expenses allocated to specific segments in the reports to the CODM.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

A.          Information about reportable segments

	Year ended December 31, 2013
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa (1)	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	218,169	268,500	43,554	32,500	562,723	-	562,723

Reportable income (loss) before income tax	13,681	55,253	11,122	2,032	82,088	(35,406)	46,682
Financial expenses (income), net	2,088	4,771	2	(55)	6,806	(4,560)	2,246
Depreciation and amortization	2,427	2,608	466	227	5,728	9,265	14,993

(1)	External revenues from customers located in Israel amounted to $13.9 million in the year ended December 31, 2013.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2012
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa (1)	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	157,705	204,332	42,367	31,912	436,316	-	436,316

Reportable income before income tax	8,565	49,196	11,085	4,225	73,071	(28,474)	44,597
Financial expenses (income), net	1,898	4,729	(1)	15	6,641	(5,705)	936
Depreciation and amortization	2,089	2,271	285	175	4,820	5,304	10,124

(1)	External revenues from customers located in Israel amounted to $10.4 million in the year ended December 31, 2012.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2011
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa(1)	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	83,894	153,174	21,010	30,875	288,953	-	288,953

Reportable income before income tax	409	44,862	4,894	6,586	56,751	(25,893)	30,858
Financial expenses (income), net	1,165	2,810	(8)	53	4,020	(6,171)	(2,151)
Depreciation and amortization	1,105	1,546	135	173	2,959	2,991	5,950

(1)	External revenues from customers located in Israel amounted to $9.1 million in the year ended December 31, 2011.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

B.	Reconciliations of reportable segment income before income tax and financial expenses

Income before income tax

	Year ended December 31
	2011	2012	2013
	(in thousands)

Reportable segments income before income tax	56,751	73,071	82,088
Expenses not allocated to the operating segments	(25,893)	(28,474)	(35,406)

Consolidated income before income tax	30,858	44,597	46,682

Financial expenses (income), net

	Year ended December 31
	2011	2012	2013
	(in thousands)
Reportable segments financial expenses, net	4,020	6,641	6,806
Financial income, net not allocated to the operating segments	(6,171)	(5,705)	(4,560)

Consolidated financial expenses (income), net	(2,151)	936	2,246

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

C.          Entity level disclosures

Information on geographical segments

Information on the assets of each geographical segment is detailed below. The information includes non-current assets data, of which the depreciated cost of property, plant and equipment is allocated to each of the geographical segments and the intangible assets’ amortized cost, deferred tax asset and other receivables is not allocated to the geographical segments.

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
December 31, 2013	12,396	19,060	4,268	71,408	107,132	48,104	155,236
December 31, 2012	9,703	16,520	3,571	47,112	76,906	41,978	118,884
December 31, 2011	5,244	10,787	2,281	28,122	46,434	25,358	71,792

Reconciliation of geographical segments of non-current assets:

	Year ended December 31
	2011	2012	2013
	(in thousands)
Geographical segments non-current assets	46,434	76,906	107,132
Intangible assets	25,358	41,978	48,104
Other non-current assets	1,392	2,404	1,487
Consolidated non-current assets	73,184	121,288	156,723

Major customers

During 2013, a distributor, located in Western Europe represented 12.8% of the total revenue of the Group (2012: a distributor, located in Western Europe represented 10.8% of the total revenue of the Group; 2011: a retail chain located in The Americas represented 12.4% of the total revenue of the Group).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

Information about products

	Year ended December 31
	2011	2012	2013
	Revenues
	(In thousands)
Soda makers and exchangeable CO2 cylinders	125,594	185,875	233,146
Consumables	156,960	241,922	317,798
Other	6,399	8,519	11,779

Total	288,953	436,316	562,723

Note 7 – Acquisition of subsidiaries

Purchase of the Italian distribution business

On June 13, 2013, the Group purchased its Italian distribution business, and all related assets, from its exclusive distributor, Eurometalnova S.P.A. (hereinafter – EMN).

The change to direct distribution in the Italian region increased the Group revenue by approximately $2.7 million in 2013.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

in thousands

Cash	1,179
Deferred payment	1,297
Set-off of trade receivables	10,843

Total	13,319

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Acquisition of subsidiaries – (continued)

Identifiable assets acquired and liabilities assumed

in thousands

Inventories	10,874
Other current assets	538
Property, plant and equipment	60
Intangible assets	667
Other current liabilities	(644)
Employee benefits	(100)
Deferred tax liabilities	(194)

Fair value of identifiable assets, net	11,201

The net cash flows used by the Group as a result of the acquisition:

in thousands

Cash paid	(1,179)

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

in thousands

Total consideration transferred	13,319
Fair value of identifiable net assets	(11,201)

Goodwill recognized	2,118

The goodwill is attributable mainly to (i) the value of the going concern element of the Italian distributing activity, which represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately, and (ii) the synergies that benefit the Company in connection with the acquired distribution activity.

Acquisition-related costs

The group incurred acquisition-related costs of $133,000 related to external legal fees and due diligence costs. These costs were recognized in general and administrative expenses in the Group's consolidated statement of operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment

						Office
(in thousands)	Land and buildings		Leasehold	Machinery and equipment		furniture and
	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2012	2,446	-	10,750	55,683	(3,181)	12,340	14,689	1,888	94,615
Acquisition through business combination	-	-	-	-	-	124	1,706	-	1,830
Other additions	4,422	(594)	1,786	19,744	-	3,045	5,592	191	34,186
Disposals	(721)	-	-	(260)	-	(4)	-	-	(985)
Transfer from inventories	-	-	-	-	-	-	3,492	-	3,492
Effect of changes in exchange rates	5	-	43	73	-	71	479	22	693
Balance as of December 31, 2012	6,152	(594)	12,579	75,240	(3,181)	15,576	25,958	2,101	133,831
Acquisition through business combination	-	-	14	-	-	46	-	-	60
Other additions	9,230	-	1,633	21,552	-	3,702	4,129	-	40,246
Disposals	-	-	(512)	(41)	-	(191)	-	(372)	(1,116)
Transfer from inventories	-	-	-	-	-	-	2,700	-	2,700
Effect of changes in exchange rates	-	-	120	146	(44)	118	85	22	447
Balance as of December 31, 2013	15,382	(594)	13,834	96,897	(3,225)	19,251	32,872	1,751	176,168
Accumulated depreciation
Balance as of January 1, 2012	58	-	6,330	30,935	(2,839)	9,583	2,855	1,259	48,181
Depreciation for the year	43	-	1,090	4,471	(34)	1,993	758	201	8,522
Disposals	(36)	-	-	-	-	(4)	-	-	(40)
Effect of changes in exchange rates	1	-	18	36	-	61	129	17	262
Balance as of December 31, 2012	66	-	7,438	35,442	(2,873)	11,633	3,742	1,477	56,925
Depreciation for the year	73	-	2,542	6,628	(35)	2,542	892	98	12,740
Disposals	-	-	(512)	(11)	-	(191)	-	(269)	(983)
Effect of changes in exchange rates	-	-	60	307	(228)	98	82	35	354
Balance as of December 31, 2013	139	-	9,528	42,366	(3,136)	14,082	4,716	1,341	69,036
Carrying amounts
As of January 1, 2012	2,388	-	4,420	24,748	(342)	2,757	11,834	629	46,434
As of December 31, 2012	6,086	(594)	5,141	39,798	(308)	3,943	22,216	624	76,906
As of December 31, 2013	15,243	(594)	4,306	54,531	(89)	5,169	28,156	410	107,132

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment – (continued)

A.          Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a number of finance lease agreements. As of December 31, 2013, the net carrying amount of the leased land and buildings is $3.3 million (2012: $3.5 million).

B.          Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2013, the original cost of such assets is $41 million (2012: $39 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets

(in thousands)	Trademarks,
	patents
	and other
	intellectual
	property(1)	Software	Total
Cost

Balance as of January 1, 2012	41,148	6,942	48,090
Acquisition through business combination	12,964	281	13,245
Other additions	451	3,555	4,006
Disposal	(319)	(13)	(332)
Effect of changes in exchange rates	1,127	94	1,221
Balance as of December 31, 2012	55,371	10,859	66,230
Acquisition through business combination	2,732	53	2,785
Other additions	515	4,592	5,107
Disposal	(4)	(3)	(6)
Effect of changes in exchange rates	492	122	613
Balance as of December 31, 2013	59,106	15,623	74,729

Accumulated amortization

Balance as of January 1, 2012	17,859	4,873	22,732
Amortization for the year	488	1,114	1,602
Disposal	(164)	-	(164)
Effect of changes in exchange rates	8	74	82
Balance as of December 31, 2012	18,191	6,061	24,252
Amortization for the year	503	1,750	2,253
Disposal	-	(3)	(3)
Effect of changes in exchange rates	25	98	123
Balance as of December 31, 2013	18,719	7,906	26,625

Carrying amounts
As of January 1, 2012	23,289	2,069	25,358
As of December 31, 2012	37,180	4,798	41,978
As of December 31, 2013	40,387	7,717	48,104

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets – (continued)

Intangible assets with indefinite useful life

The Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite-lived have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing expenses occurred. As of December 31, 2013, the carrying amount of such assets is $15 million (2012: $15 million).

Note 10 - Inventories

	As of December 31
	2012	2013
	(in thousands)

Raw materials and work in process	52,929	68,001
Finished goods	55,392	65,497
Refill cylinder stock	4,358	7,211

Total	112,679	140,709

During the year 2013, the write-down of inventories to net realizable value amounted to $3.6 million (2012: $3.3 million). The write-down is included in cost of revenues.

Note 11 - Other receivables

	As of December 31
	2012	2013
	(in thousands)

VAT refundable	8,527	6,491
Income tax prepayments	3,811	967
Custom prepayments	5,067	6,322
Prepayment for investments	1,057	-
Advances to suppliers	2,342	1,973
Prepaid expenses and other	8,085	6,455

Total	28,889	22,208

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Cash and cash equivalents and bank deposits

Cash and cash equivalents

	As of December 31
	2012	2013
	(in thousands)

Bank balances	34,068	30,885
Bank deposits (1)	28,000	10,000

Total	62,068	40,885

(1)	Deposits in US Dollars. Bears nominal interest rate of 0.38% as at December 31,2013.

The Group’s exposure to credit and market risks related to cash and cash equivalents is disclosed in Note 24.

Note 13 - Capital and reserves

A.          Share capital

In thousands of shares	Ordinary Shares
	2011	2012	2013
On issue at January 1	18,447	20,063	20,610

Share issuance (1)	1,200	-	-

Exercise of RSU (2)	-	21	7

Exercise of employee options (3)	416	526	268

On issue at December 31	20,063	20,610	20,885

Authorized (4)	54,000	54,000	54,000

In thousands of USD
Issued and fully paid on December 31	3,238	3,330	3,378

(1)	On April 14, 2011, the Company issued 1,200,000 ordinary shares (in its follow-on offering) at a price of $43.50 per share. The gross proceeds from the issuance were $52.2 million. Incremental costs directly attributable to the issuance of shares (including underwriting discounts and commissions) amounted to $4.3 million and were recognized as a deduction from equity.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Capital and reserves – (continued)

(2)	In 2013, a former shareholder of a subsidiary exercised 6,936 RSUs (2012: 20,807 RSUs) of the total 41,614 RSUs granted to him as part of the consideration for the shares of the subsidiary. As a result, an amount of $156,000 (2012: $750,000) has been transferred to equity from other current liabilities.

(3)	See Note 27.

(4)	Par value NIS 0.645 each.

Shareholders’ rights

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

Shares reserved for share option plan

See Note 27.

B.          Translation reserve for foreign operations

The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations.

Note 14 - Loans and borrowings

	As of December 31
	2012	2013
	(in thousands)

bank loans (1)	-	15,452

Total	-	15,452

(1)	bank loans
	Currency	Nominal interest rate	Year of maturity	Face value as of December 31, 2013	Carrying amount as of December 31, 2013
Short term credit	Euro	Libor+1.13%	2014	5,507	5,507
Short term credit	$	Lobor+1.18% - Libor+1.50%	2014	9,945	9,945
				15,452	15,452

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

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law – 1963 (hereinafter – the Severance Law). For employment periods from July 2010 onwards, with respect to most of its Israeli employees, the Company has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, with respect to its Israeli employees, and for employment periods after July 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Company has an additional reserve deposited in the Company's name in a recognized compensation fund. Withdrawal of the reserve accruals is contingent upon fulfillment of detailed provisions in the Severance Law.

Some of the non-Israeli subsidiaries calculate an actuarial obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

	December 31
	2012	2013
	(in thousands)
Post-employment benefits
Present value of funded obligations	6,909	7,399
Less fair value of plan assets	(5,508)	(5,717)
Recognized liability for defined benefit plan	1,401	1,682

Other long-term benefits
Liability for seniority grant obligations	466	478

Short-term benefits
Salary and related expenses	9,843	7,865
Liability for holiday pay	2,530	2,942
Total short-term benefits	12,373	10,807

Total employee benefits	14,240	12,967

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

	December 31
	2012	2013
	(in thousands)

Presented under the following items:
Other current liabilities	12,373	10,807
Employee benefits (non-current liabilities)	1,939	2,221
Other receivables (non-current assets)	(72)	(61)

Total	14,240	12,967

A.          Post-employment benefit plans – defined benefit plan

1.          Movement in the present value of the defined benefit obligations

	December 31
	2012	2013
	(in thousands)

Defined benefit obligations as of January 1	5,996	6,909
Additions through business combination	-	100
Benefits paid by the plan	(250)	(330)
Current service cost and interest cost (see below)	485	542
Changes in respect of foreign exchange differences	218	286
Remeasurements:
- Experience adjustments	62	97
- Actuarial (gains) losses from changes in financial assumptions	398	(205)

Defined benefit obligations as of December 31	6,909	7,399

2.          Movement in plan assets

	December 31
	2012	2013
	(in thousands)

Fair value of plan assets as of January 1	5,034	5,508
Contributions paid into the plan	363	377
Benefits paid by the plan	(296)	(305)
Changes in respect of foreign exchange differences	166	219
Interest income	143	40
Return on plan assets, excluding interest income	98	(122)

Fair value of plan assets as of December 31	5,508	5,717

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

3.          Expense recognized in the statement of operations

	Year ended December 31
	2011	2012	2013
	(in thousands)

Current service costs and Foreign exchange differences	346	367	499
Net interest on net defined liability	26	27	70
Actuarial losses	13	-	-

Total	385	394	569

4.          Actual return on plan assets

	Year ended December 31
	2011	2012	2013
	(in thousands)
Actual return on plan assets	(83)	241	(82)

5.          Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2011	2012	2013
Discount rate as of December 31	2.95%	2.37%	2.16%
Future salary nominal increases (1)	2.28%	2.25%	2.14%

Assumptions regarding future mortality are based on published statistics and mortality tables.

(1)          Based on management assessment.

6.            Plan assets

	December 31
	2012	2013
	(in thousands)

Plan assets comprise
cash and cash equivalents	69	161
equity instruments	445	340
debt instruments	617	650
real estate	412	442
investment funds	3,769	4,124
asset-backed securities	196	-

Total	5,508	5,717

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

7.          Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes the impact of changes in the respective assumptions on the defined benefit obligation at the end of the reporting period.

Defined benefit obligation

	December 31, 2013
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(254)	292

Future salary nominal increases	47	(41)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

8.          Expected contributions in 2014

The Group contributions to its funded defined benefit plan is expected to be $391,000 in 2014.

B.          Post-employment benefit plans - defined contribution plan

	Year ended December 31
	2011	2012	2013
	(in thousands)

Amount recognized as expense in respect of defined contribution plan	2,622	2,871	3,882

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Provisions

			Machinery
	Legal	Right of	and plant
	claims (1)	return (1)	dismantling (2)	Warranty (1)	Total
	(in thousands)

Balance as of January 1, 2013	397	198	537	709	1,841
Provision made during the period	-	-	153	322	475
Provisions used during the period	-	-	-	(40)	(40)
Provisions reversed during the period	-	(14)	-	-	(14)
Changes in respect of foreign exchange differences	16	7	24	19	66

Balance as of December 31, 2013	413	191	714	1,010	2,328

(1) Current liability

(2) Non-current liability

Legal claims

See Note 25

Right of return

The Group sells certain specific products with an unlimited right of return that entitle customers to a refund. In the opinion of the management of the Company, appropriate provisions have been included in the financial statement to cover the estimated refund obligations. The estimation was based on previous experience and relevant management assumptions.

Machinery and plant dismantling

A provision was made based on the Group’s estimation of dismantling costs related to one of the Israeli production plans.

Warranties

The Group provides a limited warranty (lifetime or time limited) for products sold to customers.

Note 17 - Other current liabilities

	As of December 31
	2012	2013
	(in thousands)

Employees and payroll-related accruals	12,373	10,807
Marketing accrual	13,494	7,399
Professional advice	1,466	1,222
Contingent and deferred consideration in business combinations	1,836	1,770
Other	7,853	8,476

Total	37,022	29,674

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Other income, net

	For the year ended December 31
	2011	2012	2013
	(in thousands)

Rental income	158	106	-
Capital gain on sales of property, plant
and equipment	-	766	-
Other	-	(388)	-

Total other income	158	484	-

Note 19 - General and administrative expenses

	For the year ended December 31
	2011	2012	2013
	(in thousands)

Wages and salaries	16,004	18,735	27,734
Communication and support costs	2,698	2,802	3,750
Rental and building maintenance	2,141	2,628	3,527
Professional advisors	1,742	1,650	1,856
Legal	1,397	1,896	2,193
Audit & review	1,263	1,492	1,346
Depreciation	1,487	2,456	3,593
Travel expenses	1,022	1,010	853
Other	2,075	5,098	5,501

Total general and administrative expenses	29,829	37,767	50,353

Note 20 - Sales and marketing expenses

	For the year ended December 31
	2011	2012	2013
	(in thousands)

Wages and salaries	21,507	27,691	31,583
Advertising and promotions	45,925	74,297	86,512
Distribution costs	17,863	26,844	34,425
Commissions	3,267	6,998	10,425
Travel expenses	2,043	3,024	3,307
Storage expenses	4,046	7,382	8,880
Depreciation	825	728	801
Bad debt	399	305	434
Other	3,295	5,740	9,922

Total sales and marketing expenses	99,170	153,009	186,289

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Financial expenses (income), net

	For the year ended December 31
	2011	2012	2013
	(in thousands)

Interest expense on financial liabilities measured at amortized cost	308	423	450
Time value discount amortization of provisions and other current liabilities	84	363	156
Interest income on bank balances and bank deposits	(1,827)	(611)	(65)
Interest expense (income) from Tax Authorities, net	(91)	(6)	10

Total interest expense (income), net	(1,526)	169	551

Foreign exchange differences, net	-	-	1,859
Bank charges	407	583	278
Other	379	513	-
Other financial expenses	786	1,096	2,137

Foreign exchange differences, net	1,411	50	-
Other	-	279	442
Other financial income	1,411	329	442

Total other financial expense (income), net	(625)	767	1,695

Total financial expenses (income), net	(2,151)	936	2,246

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax

A.	Details regarding the tax environment of the Group

1.	General

The Group subsidiaries are incorporated in various countries where income is basically taxed at statutory rates. Certain subsidiaries benefit from tax incentives or are subject to specific tax rulings.

The regular corporate tax rate in Israel in 2013 is 25% (2012: 25%; 2011: 24%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. The above-mentioned change has no material impact on the Company's consolidated financial statements.

2.	Benefits under the Law for the Encouragement of Capital Investments - 1959

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments – 1959 (hereinafter – the Encouragement Law). The subsidiary received grants and was entitled to tax benefits relating to investment programs that were subject to Approved Enterprise certificates under the Encouragement Law prior to its 2011 amendment.

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax– (continued)

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder which is an Israeli company, for both the distributing company and the shareholder. A tax rate of 15% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties. The Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised the tax rate on a dividend distributed to an individual and foreign resident out of preferred income to 20% as from January 1, 2014.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, elected to be included in the scope of the amendment of the law as of the 2011 tax year. The subsidiary's entitlement to be included in the scope of the amendment is subject to fulfillment of certain conditions.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax– (continued)

B.	Composition of income tax expense

	Year ended December 31
	2011	2012	2013
	(in thousands)

Current tax expense (income)
Current period (1)	2,112	3,530	7,150
Adjustments for prior periods, net	942	(2,491)	(4,783)
	3,054	1,039	2,367

Deferred tax expense (income)
Origination and reversal of temporary differences	276	(278)	2,130
Change in tax rate	43	(24)	158
	319	(302)	2,288

Income tax expense	3,373	737	4,655

	Year ended December 31
	2011	2012	2013
	(in thousands)

(1) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce current tax expense	1,937	2,727	966

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense

	Year ended December 31
	2011	2012	2013
	(in thousands)

Income before income tax	30,858	44,597	46,682

Primary tax rate of the Company	24%	25%	25%

Income tax using the Company’s primary tax rate	7,406	11,149	11,671

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(4,339)	(4,041)	(2,404)
Tax exempt income	(9)	(559)	(12)
Non-deductible expenses	83	180	36
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(1,937)	(2,727)	(966)
Current year tax losses and benefits for which deferred taxes were not recognized	1,066	224	281
Reversal differences of deferred taxes for tax losses and benefits from prior periods for which deferred taxes were recognized	109	-	28
Taxes in respect of prior periods	942	(2,491)	(4,783)
Effect of change in tax rate	43	(24)	158
Other differences	9	(974)	646

Income tax expense	3,373	737	4,655

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

D.	Deferred tax assets and liabilities

1.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2013	(139)	(2,640)	(883)	245	2,665	1,705	(347)	606
Business combinations	-	-	(194)	-	-	-	-	(194)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(162)	(1,866)	92	62	448	(1,096)	392	(2,130)
Effect of change in tax rate	-	(184)	-	26	-		-	(158)
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	(23)	-	-	-	(23)
Changes in respect of foreign exchange differences	-	-	(39)	-	30	-	-	(9)
Net balance at December 31, 2013	(301)	(4,690)	(1,024)	310	3,143	609	45	(1,908)
Presented under assets	394	-	-	86	-	609	-	1,089
Presented under liabilities	(695)	(4,690)	(1,024)	224	3,143	-	45	(2,997)

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2012	-	372	(830)	97	707	735	(630)	451
Business combinations	-	-	(149)	-	-	-	-	(149)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(136)	(3,019)	93	113	1,945	970	312	278
Effect of change in tax rate	-	-	24	-	-	-	-	24
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	35	-	-	-	35
Changes in respect of foreign exchange differences	(3)	7	(21)	-	13	-	(29)	(33)
Net balance at December 31, 2012	(139)	(2,640)	(883)	245	2,665	1,705	(347)	606
Presented under assets	47	360	-	21	-	1,705	-	2,133
Presented under liabilities	(186)	(3,000)	(883)	224	2,665	-	(347)	(1,527)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2013 amounted to $44.4 million (2012: $35.6 million). Most of these tax losses do not expire under current tax legislation. The Group has not recognized $8.5 million of the potential future tax benefits (2012: $6.8 million) since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2013, the Group reached an agreement with a tax authority in one of the jurisdictions in which the Group operates. Following the entry into such agreement, the Group has adjusted the tax provision.

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

Leasing expenses for the year 2013 were $6.5 million (2012: $6.5 million; 2011: $4.7 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2013 are as follows:

(in thousands)

2014	5,803
2015	3,913
2016	1,940
2017	949
2018	811
2019 and thereafter	101

Total	13,517

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments

A.	Credit risk

1.	Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31
	2012	2013
	(in thousands)

Cash and cash equivalents	62,068	40,885
Derivative financial instruments	803	538
Trade receivables	86,650	123,936

Total	149,521	165,359

2.	Trade receivables

The Group's trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
	2012	2013
	(in thousands)

Not past due	72,121	96,639
Past due 1-30 days	11,685	18,781
Past due 31-90 days	3,546	7,255
Past due more than 90 days	56	2,034
	87,408	124,709

Allowance for uncollected receivables	(758)	(773)

Total	86,650	123,936

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

Allowance for uncollected receivables during the year:

	December 31
	2012	2013
	(in thousands)

Balance as of January 1	733	758
Provision for non-collection recognized as a cost in sales and marketing expenses	305	434
Write-offs charged against the allowance	(280)	(419)

Balance as of December 31	758	773

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
	Currency	2012	2013
		(in thousands)

United States	Dollar	30,389	40,948
Euro countries (1)	€	26,110	50,111
Israel	NIS	3,554	5,717
Switzerland	CHF	2,325	2,216
Australia	AUD	5,633	8,227
South Africa	ZAR	1,484	1,455
United Kingdom	GBP	3,926	3,484
Sweden	SEK	6,082	4,344
Denmark	DKK	1,728	1,604
Norway	NOK	1,464	538
Canada	CAD	3,106	3,423
New Zealand	NZD	82	154
Others		767	1,715

Total		86,650	123,936

(1) Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customers’ balances are comprised as follows:

	Payment terms	As of December 31
	in days	2012	2013
		(in thousands)

Customer A	45	5,969	12,623
Customer B	30	8,421	8,236
Customer C	30	7,150	7,945

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31
	2012	2013
	(in thousands)

Wholesale customers	81,180	99,526
Distributors	5,018	23,618
End-user customers	452	792

Total	86,650	123,936

Credit enhancements

As of December 31, 2013, trade receivables of $104.9 million are insured by credit insurance (2012: $73.2 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

B.	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its finance liabilities that are settled by delivering cash or another financial asset.

The Group maintains credit facilities in order to meeting its obligation. The group intends to finance its long term investments by long term loans.

As of December 31, 2013, we had credit facilities with a total borrowing capacity of $91 million. Some of the facilities are secured lines of credit. As of December 31, 2013, $15.5 million were outstanding under these credit facilities.

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

	December 31, 2013

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Loans and borrowings	15,452	15,452	15,452	-	-	-
Trade payables	90,749	90,749	90,070	679	-	-
Other current liabilities	15,500	15,500	14,863	-	637	-
Total non-derivative financial liabilities	121,701	121,701	120,385	679	637	-

Derivative financial liabilities
Derivative financial instruments that are not used for hedging	103	103	103	-	-	-

	December 31, 2012

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)
Non-derivative financial liabilities
Trade payables	86,431	86,431	86,431	-	-	-
Other current liabilities	20,968	21,206	18,120	2,595	491	-
Total non-derivative financial liabilities	107,399	107,637	104,551	2,595	491	-

Derivative financial liabilities						-
Derivative financial instruments that are not used for hedging	261	261	261	-		-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

C.	Market risk

1.	foreign currency risk

i.	Exposure to foreign currency risk

The Group's exposure to foreign currency risk as of the reporting date was as follows:

	December 31, 2013
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	Total

Current assets
Cash and cash equivalents	23,125	11,963	1,553	279	196	149	1,019	1,186	282	426	574	133	40,885
Trade receivables	42,663	50,111	5,717	2,216	8,227	1,455	3,484	4,344	1,604	538	3,423	154	123,936
Derivative financial Instruments	538	-	-	-	-	-	-	-	-	-	-	-	538

Total assets	66,326	62,074	7,270	2,495	8,423	1,604	4,503	5,530	1,886	964	3,997	287	165,359

Current liabilities
Loans and borrowings	9,945	5,507	-	-	-	-	-	-	-	-	-	-	15,452
Trade payables	31,769	13,758	40,985	333	684	162	696	1,236	249	81	747	49	90,749
Other current liabilities	5,958	5,879	2,133	235	125	125	356	330	56	42	250	11	15,500
Derivative financial Instruments	103	-	-	-	-	-	-	-	-	-	-	-	103

Total liabilities	47,775	25,144	43,118	568	809	287	1,052	1,566	305	123	997	60	121,804

Total assets (liabilities), net	18,551	36,930	(35,848)	1,927	7,614	1,317	3,451	3,964	1,581	841	3,000	227	43,555

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2012
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	Total

Current assets
Cash and cash equivalents	42,717	8,686	1,542	497	2,121	592	973	2,964	562	436	655	323	62,068
Trade receivables	31,156	26,110	3,554	2,325	5,633	1,484	3,926	6,082	1,728	1,464	3,106	82	86,650
Derivative financial instruments	803	-	-	-	-	-	-	-	-	-	-	-	803

Total assets	74,676	34,796	5,096	2,822	7,754	2,076	4,899	9,046	2,290	1,900	3,761	405	149,521

Current liabilities
Trade payables	19,067	10,862	48,727	964	1,604	254	1,759	1,951	363	358	465	57	86,431
Other current liabilities	12,844	4,657	294	263	48	302	853	1,562	9	75	50	11	20,968
Derivative financial instruments	261	-	-	-	-	-	-	-	-	-	-	-	261

Total liabilities	32,172	15,519	49,021	1,227	1,652	556	2,612	3,513	372	433	515	68	107,660

Total assets (liabilities), net	42,504	19,277	(43,925)	1,595	6,102	1,520	2,287	5,533	1,918	1,467	3,246	337	41,861

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

During 2013 and 2012, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2013, the Group’s notional investment in currency options is $80 million (2012: $71 million) with fair value of $435,000 (2012: $542,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31
	2012	2013	2012	2013
	Annual change		Reporting date spot rate
1 EUR	2.28%	4.16%	1.32	1.38
1 NIS	2.56%	7.07%	0.27	0.29
1 CHF	3.00%	2.60%	1.09	1.12
1 AUD	2.23%	(14.46)%	1.04	0.89
1 ZAR	(4.40)%	(19.20)%	0.12	0.10
1 GBP	4.86%	2.00%	1.62	1.65
1 SEK	6.18%	0.38%	0.15	0.15
1 DKK	1.99%	4.11%	0.18	0.18
1 NOK	7.88%	(8.77)%	0.18	0.16
1 CAD	2.53%	(6.81)%	1.00	0.94
1 NZD	6.16%	(0.41)%	0.82	0.82

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

ii.	Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2013 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2013
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(2,918)	810	3,318	(410)
NIS	2,691	3,168	(1,544)	(2,021)
CHF	47	243	14	(182)
AUD	(429)	334	619	(144)
ZAR	(132)	-	132	-
GBP	(338)	23	333	(28)
SEK	(147)	250	178	(219)
DKK	(158)	-	158	-
NOK	(84)	-	84	-
CAD	71	369	162	(136)
NZD	(23)	1	23	(1)

	December 31, 2012
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(657)	1,531	1,134	(1,054)
NIS	3,225	3,526	(1,811)	(2,112)
CHF	(82)	50	(1)	(133)
AUD	(529)	91	482	(138)
ZAR	(152)	(26)	152	26
GBP	54	288	105	(129)
SEK	(158)	394	616	64
DKK	(192)	-	192	-
NOK	(147)	-	147	-
CAD	(81)	241	193	(129)
NZD	(34)	-	34	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

2.	Interest rate risk

i.	Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2012	2013
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	28,000	10,000

Variable rate instruments
Financial liabilities	-	15,542

ii.	Cash flow sensitivity analysis for variable rate instruments

As of December 31, 2013, a change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below (As of December 31,2012, the Group had no variable rate instruments). This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2012		December 31, 2013
	Equity	Net income	Equity	Net income
	(in thousands)		(in thousands)

Increase in interest	-	-	(155)	(155)

Decrease in interest	-	-	155	155

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

3.	Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, trade receivables, derivative financial instruments, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

For further information regarding determination of fair values see note 4.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method.

The different hierarchy levels have been defined in note 4:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	538	-	538

Total assets	-	538	-	538
Financial liabilities

Other current liabilities	-	-	1,770	1,770
Derivative financial instruments	-	103	-	103

Total liabilities	-	103	1,770	1,873

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	803	-	803

Total assets	-	803	-	803
Financial liabilities

Other current liabilities	-	-	1,836	1,836
Derivative financial instruments	-	261	-	261

Total liabilities	-	261	1,836	2,097

Level 3 valuation model considers the present value of the net cash outflows expected Risk-adjusted discount rate (6.0–12.5%). The estimated fair value would increase (decrease) if the risk-adjusted discount rates were lower (higher).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

Legal claims and proceedings (excluding claims with no specified amount and excluding claims where the likelihood of an outflow of resources is considered to be remote) amounted to $0.4 million as of December 31, 2013. The provision included in the financial statements for such legal claims and proceedings totaled $0.4 million as of December 31, 2013.

The Group is also a party to various personal injury claims, as a direct party or a third party, in which the amounts of the claims are not specified. These claims are handled by the Group’s insurers.

Note 26 - Net income per share

	Year ended December 31
	2011	2012	2013
	(in thousands)

Net income for the year ended December 31	27,485	43,860	42,027

Weighted average number of shares at January 1	18,448	20,106	20,632
Effect of share issuance (1)	868	-	-
Effect of employee options exercised (2)	237	238	159

Weighted average number of shares at December 31 – basic	19,553	20,344	20,791

Effect of employee options (2)	1,019	624	637

Weighted average number of shares at December 31 – diluted	20,572	20,968	21,428

Net income per share (In $)
Basic	1.40	2.16	2.02
Diluted	1.34	2.09	1.96

(1) See Note 13(A).

(2) See Note 27.

The average market value of the Company’s shares for purpose of calculating the dilutive effect of options was based on the Company’s share valuation performed or on the quoted market prices (following the IPO) for the period during which the options were outstanding.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter – the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase the Company's shares. The 2007 Option Plan and the 2010 Option Plan are intended to provide an incentive to retain employees and to attract new employees that the Board of Directors determines provide services that are valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

As of December 31, 2013, 2,069,032 ordinary shares are available for issuance under our option plans of which options to purchase 1,884,479 ordinary shares have been granted and are outstanding, including 13,871 options granted to a former shareholder of a subsidiary as part of the consideration for the shares of the subsidiary.

The options, other than the options granted prior to February 23, 2012, will expire ten years after the grant date if not exercised earlier. Options granted on or after February 23, 2012 but prior to February 26, 2013, will expire six years after the grant date if not exercised earlier. Options granted on or after February 26, 2013 will expire five years after the grant date if not exercised earlier.

The basic terms of the 2007 and the 2010 Option Plans: 25% of the options vest one year after the grant date, and the rest vest quarterly in twelve equal portions over the following three years.

On December 20, 2012 the annual general meeting approve grant of options to the CEO, according to which 135,000 options vest in January 2014, and 315,000 options vest in December 2015. The vesting on December 31, 2015 is subject to achieving a performance condition of Weighted Revenue EBITDA Measurement (as may be discounted) of at least 100%. The Weighted Revenue-EBITDA Measurement is calculated as the sum (multiplied by 100) of (a) 40% of the ratio between the Actual Cumulative Revenue and the Cumulative Revenue Target; plus (b) 60% of the ratio between the Actual Cumulative EBITDA and the Cumulative EBITDA Target. In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” equals the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years of 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Actual Cumulative EBITDA” equals the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Cumulative Revenue Target” equals the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” equals the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive).

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

The options were granted in exchange for no consideration. The options are exercisable only during the period the option holder is employed or providing service to the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is €1.61 for each share option granted until January 15, 2009; €4.84 for each share option granted after January 15, 2009 through February 28, 2010; €10.32 for each share option granted after February 28, 2010 through October 13, 2010; $20.00 for each share option granted after October 13, 2010 through the IPO; NIS 0.645 or $31 - $69 (in general, the par value of the Company's shares or the price of the Company's shares as of the respective grant date, as the case may be) for each share option granted thereafter.

The grants to employees and to some non-employees are pursuant to section 102(b) of the Israeli Income Tax Ordinance (capital gain option). The grants to certain non-employees are pursuant to section 3(i) of the Israeli Income Tax Ordinance (taxed as ordinary income).

The option holder’s rights to purchase shares will be adjusted upon certain events described in the 2007 Option Plan or in the 2010 Option Plan, subject to the approval of the applicable tax authority.

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

	Number of
Options grant period	options	Vesting conditions
		(1)	(2)	(3)	(4)	(5)	(6)

Quarter 4, 2007	660,211	144,962	29,965	-	-	-	485,284
Quarter 1, 2008	92,470	-	92,470	-	-	-	-
Quarter 2, 2008	90,332	54,264	36,068	-	-	-	-
Quarter 3, 2008	147,816	3,876	52,658	-	-	-	91,282
Quarter 4, 2008	82,171	32,558	-	-	-	-	49,613
Quarter 1, 2009	8,616	-	8,616	-	-	-	-
Quarter 3, 2009	34,109	34,109	-	-	-	-	-
Quarter 4, 2009	29,457	29,457	-	-	-	-	-
Quarter 1, 2010	26,356	26,356	-	-	-	-	-
Quarter 2, 2010	94,186	94,186	-	-	-	-	-
Quarter 4, 2010	727,450	547,450	-	180,000	-	-	-
Quarter 3. 2011	63,000	63,000	-	-	-	-	-
Quarter 4, 2011	183,000	183,000	-	-	-	-	-
Quarter 1, 2012	40,400	40,400	-	-	-	-	-
Quarter 2, 2012	9,000	9,000	-	-	-	-	-
Quarter 3, 2012	97,500	97,500	-	-	-	-	-
Quarter 4, 2012	457,500	7,500	-	-	135,000	315,000	-
Quarter 1, 2013	328,000	328,000	-	-	-	-	-
Quarter 2, 2013	92,100	92,100	-	-	-	-	-
Quarter 3, 2013	5,000	5,000	-	-	-	-	-
Quarter 4, 2013	110,000	110,000	-	-	-	-	-

Total options granted	3,378,674

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(2)	Fully vested at grant date.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(4)	Vests one year after the grant date.

(5)	Vests three years after the grant date, subject to performance condition as detailed above.

(6)	Other than (1) – (5) above (mainly – quarterly-based, ten to twelve quarters).

A.	The number and weighted average exercise prices of options are as follows:

	Number of options			Weighted average exercise price ($)
	2011	2012	2013	2011	2012	2013

Outstanding at January 1	1,803,449	1,576,486	1,622,218	9.79	14.96	25.64

Forfeited and expired during the period	(56,833)	(32,258)	(19,870)	17.28	19.05	30.34

Exercised during the period	(416,130)	(526,410)	(266,840)	2.69	5.57	15.74

Granted during the period	246,000	604,400	535,100	30.89	35.59	49.29

Outstanding at December 31	1,576,486	1,622,218	1,870,608	14.96	25.64	33.79

Exercisable at December 31	733,638	502,435	544,508	6.95	16.30	20.81

Weighted average remaining contractual life (years)	8.07	7.00	5.51
Weighted average contractual life (years)	10.00	8.58	7.37

The options outstanding at December 31, 2013 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $69 (2012: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $41; 2011: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $39).

The weighted average share price at the date of exercise for options exercised in 2013 was $58.00 (2012: $38.97; 2011: $43.90).

B.	Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula, see note 4D.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

Expected volatility is estimated based on the weighted average historic volatility of the company's stocks and of comparable companies over the expected term of the options. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the Company was formed in 2007 and thus does not have a sufficient history of option exercises. The risk-free interest was determined on the basis of AAA-rated Euro area central government bonds for grants prior to December 31, 2011, and for grant from January 1, 2012 onwards on the basis of the appropriate yield rates of non-indexed linked U.S. Federal Reserve treasury bonds for the expected term.

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31
	2011	2012	2013

Average fair value at grant date (in USD)	23.64	23.19	20.66

The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)	35.78	41.68	49.83
Exercise price (weighted average) (in USD)	31.59	35.59	49.29
Expected volatility (weighted average)	34%-77%	38%-75%	45%-66%
Option life (years)	5.5-7.0	3.5-7.0	3.0-4.5
Expected dividends	0%	0%	0%
Risk-free interest rate	1.12%-2.28%	0.18%-1.76%	0.35%-1.70%

C.	Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 1.5% for management (including non-employees) and 6.2% for other employees based on the Company's assessment.

Remuneration expenses

	Year ended December 31
	2011	2012	2013
	(in thousands)

Expenses arising from share-based payment grants settled by the Company’s equity instruments	5,389	6,189	11,019

See Note 28 regarding options that were granted to key management personnel.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 28 - Related parties

A.	Key management personnel compensation

In addition to their remuneration, the Group also provides non-cash benefits (such as vehicles) to key management personnel. Key management personnel are also entitled to post-employment benefits (for which the Group contributes to a defined benefit plan on their behalf) and participate in the Company’s share option plan (see Note 15 and Note 27, respectively).

Compensation to key management personnel:

	Year ended December 31
	2011		2012		2013
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		(in thousands)		(in thousands)		(in thousands)

Short-term employee benefits	7	1,151	6	1,170	5	928
Long-term employee benefits	-	-	1	41	-	-
Post-employment benefits	1	35	1	34	1	39
Share-based payments	6	1,973	6	2,084	5	5,225

Total		3,159		3,329		6,192

B.	Exculpation, insurance and indemnification of key management personnel

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

Note 29 – Subsequent events

In connection with the termination of the distribution agreement with the Group’s Japanese distributor, the Group purchased inventory and other property from the Japanese distributor on April 1, 2014. The consideration paid was $7.3 million, primarily for the inventory.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 30 - Group entities

A listing of each of SodaStream International Ltd. subsidiaries as of December 31, 2013 and December 31, 2012 is as follows:

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

