Form 20-F
period 2014-12-31
SodaStream International Ltd.
filed 2015-04-20
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, the registrant had outstanding 21,002,547 ordinary shares, par value 0.645 per share.

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

In this annual report, the terms “SodaStream,” “we,” “us,” “our,” “our company” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries. References to “Euros” or “€” are to the Euro, the official currency of the Eurozone; references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars, the official currency of the United States; and references to “NIS” are to New Israeli Shekels, the official currency of the State of Israel.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	growing our business by repositioning our brand around health and wellness;

•	our ability to successfully implement our growth plan;

•	our plans to develop and introduce new products and to rebrand certain of our current products;

•	our plans to increase our installed base in our markets and generate ongoing demand for our consumables;

•	our intention to use certain marketing techniques for expansion into new markets and broaden our penetration in existing markets;

•	completing the ramp-up of our new manufacturing facility located in the southern part of Israel, including the timing thereof;

•	increasing the number of stores in each region where we sell our products;

•	our belief that the sale of sparkling water makers will increase the sale of consumables;

•	entering new markets, including in collaboration with distributors;

•	our plans to enter into collaboration arrangements with third parties, including strategic co-branding arrangements;

•	our belief regarding our ability to meet demand for our products; and

•	our belief that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply for our raw materials.

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

All of the forward-looking statements included in this annual report are based on information available to us as of the date of this annual report. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and December 31, 2014 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains unaudited information that is not derived from our financial statements.

(in thousands, except share	Year Ended December 31,
and per share amounts)	2010	2011	2012	2013	2014
Consolidated statements of operations data:
Revenues	$208,414	$288,953	$436,316	$562,723	$511,774
Cost of revenues	96,077	131,405	200,491	277,153	258,686
Gross profit	112,337	157,548	235,825	285,570	253,088
Operating expenses:
Sales and marketing	74,020	99,170	153,009	186,289	177,668
General and administrative	24,047	29,829	37,767	50,353	49,795
Other expenses (income), net	(257)	(158)	(484)	-	10,654
Total operating expenses	97,810	128,841	190,292	236,642	238,117
Operating income	14,527	28,707	45,533	48,928	14,971
Interest expense (income), net	1,903	(1,526)	169	551	401
Other financial expenses (income), net	(2,291)	(625)	767	1,695	(1,593)
Total financial expenses (income), net	(388)	(2,151)	936	2,246	(1,192)
Income before income tax	14,915	30,858	44,597	46,682	16,163
Income tax expense	2,295	3,373	737	4,655	3,868
Net income	$12,620	$27,485	$43,860	$42,027	$12,295
Net income per ordinary share:
Basic	$1.57	$1.40	$2.16	$2.02	$0.59
Diluted	$0.90	$1.34	$2.09	$1.96	$0.58
Shares used in computing net income per ordinary share:
Basic	8,026,701	19,553,296	20,343,829	20,790,930	20,968,498
Diluted	14,680,217	20,572,300	20,968,168	21,427,958	21,251,118

	Year Ended December 31,
(in thousands)	2010	2011	2012	2013	2014
Other financial and operating data (unaudited):
Total number of sparkling water makers sold	1,922	2,710	3,499	4,449	3,225
Total number of CO2 refills sold (1)	10,299	13,292	16,543	21,479	25,012
EBITDA(2)	$20,111	$35,282	$54,890	$62,226	$33,611
Adjusted EBITDA(3)	$20,111	$35,282	$54,890	$62,226	$52,572
Adjusted net income (3)	$12,620	$27,485	$43,860	$42,027	$27,944

	As of December 31,
(in thousands)	2010	2011	2012	2013	2014
Consolidated balance sheet data:
Cash and cash equivalents	$68,627	$34,769	$62,068	$40,885	$46,880
Bank deposits	-	39,485	-	-	-
Working capital (4)	35,241	78,278	95,137	155,382	158,840
Total assets	218,031	303,738	412,377	484,999	487,298
Loans and borrowings	8,761	4,006	-	15,452	43,884
Total liabilities	77,764	84,756	137,887	153,393	156,523
Total shareholders’ equity	140,267	218,982	274,490	331,606	330,775

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

(2)	EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

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

(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and goodwill impairment. Adjusted net income is a non-IFRS measure which eliminates the effect of restructuring costs. We believe that Adjusted net income and Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted net income excludes restructuring costs because it is a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and that Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items. Adjusted net income and Adjusted EBITDA presented in this annual report are defined differently than in the company’s previous annual reports on Form 20-F. The Adjusted net income and Adjusted EBITDA data for all periods presented reflect such terms as defined above.

(4)	Working capital is defined as (i) total current assets, excluding cash and cash equivalents, minus (ii) total current liabilities, excluding loans and borrowings and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2010	2011	2012	2013	2014
Reconciliation of net income to EBITDA and to adjusted EBITDA:
Net income	$12,620	$27,485	$43,860	$42,027	$12,295
Interest expense (income), net	1,903	(1,526)	169	551	401
Income tax expense	2,295	3,373	737	4,655	3,868
Depreciation and amortization	3,293	5,950	10,124	14,993	17,047
EBITDA	$20,111	$35,282	$54,890	$62,226	$33,611
Restructuring costs	-	-	-	-	15,649
Goodwill impairment	-	-	-	-	3,312
Adjusted EBITDA	$20,111	$35,282	$54,890	$62,226	$52,572

	Year Ended December 31,
(in thousands)	2010	2011	2012	2013	2014
Reconciliation of net income to adjusted net income:
Net income	$12,620	$27,485	$43,860	$42,027	$12,295
Restructuring costs	-	-	-	-	15,649
Adjusted net income	$12,620	$27,485	$43,860	$42,027	$27,944

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

A key element of our strategy is to expand in target markets, primarily the United States, and our failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.

A key element of our strategy is to grow our business by expanding sales of our sparkling water makers, CO2 refills and other consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, we are focusing our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important potential growth market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. We face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems, including, among other things, identifying and addressing market trends and consumers’ tastes and preferences, which often differ between markets, adapting to changes in market trends and consumers’ tastes and preferences in our existing markets, encouraging consumers to make sparkling water beverages at home rather than purchasing sparkling water beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. We have and expect to continue to invest amounts in repositioning our brand around health and wellness as per our growth plan. We may not be successful in establishing such positioning and such positioning might not appeal to consumers. We may not achieve the anticipated positive results or growth from repositioning our brand around health and wellness, even if we succeed in establishing such positioning. There can be no assurance that we will meet any of the challenges we face in our existing markets or new markets we are targeting, and the failure to do so would materially adversely affect our growth in a particular market and may materially adversely affect our business, financial condition, results of operations and prospects.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand awareness we desire, which may adversely affect our business and prospects.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create and maintain awareness of our products and our brand in a manner that appeals to consumers. As part of our growth plan, we have and expect to continue to invest amounts to establish our new positioning around health and wellness and our future growth depends in part in our successfully positioning our brand and products in a manner that appeals to consumers. To create and maintain product and brand awareness, we engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential. Our future growth and results of operations depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

•	raise awareness of our home beverage carbonation systems and brand;

•	determine the appropriate creative message and media mix to raise awareness of our products and our brand in a manner that appeals to consumers;

•	create and tailor specific advertisements and promotion campaigns for the consumers we target in the markets in which we distribute our products; and

•	effectively manage advertising costs, including creative and media costs.

We have significantly expanded our retail presence in the United States in recent years; however, we believe that our ability to drive sales of our products depends on raising awareness of our brand in a manner that appeals to consumers. We allocate a significant portion of our annual media spend on marketing campaigns targeted at the United States. These campaigns require significant financial resources and may require additional funds depending on the results they generate.

Our marketing campaigns and messages may not result in increased revenues or increased product or brand awareness in a manner that appeals to consumers, and we may not be able to increase our sales at the same rate as we increase our advertising expenditures, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to grow our business successfully depends, among other things, on our ability to develop and implement our production and operating infrastructure in a way that would effectively support our growth in our target markets.

We are targeting certain markets for growth, including the United States. Achieving and successfully managing growth in our target markets will require us to continue developing and implementing our production and operating infrastructure including, among other things, infrastructure and logistics for our products’ distribution and supply chain, quality assurance controls, product development, manufacturing of our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retailers or otherwise. The development and implementation of our infrastructure requires significant investment and can be complex in the markets in which we operate and seek to operate. We expect that these investments will increase and become increasingly complex as our business grows. Our future results will depend on our ability to successfully develop and implement these initiatives, particularly in our larger markets, such as the United States. Failure to do so could negatively impact our efforts to increase our sales in these markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2015 and upon completion of the ramp-up of our new manufacturing facility located in the southern part of Israel, which we refer to as the Lehavim facility, we expect to have sufficient capacity to meet demand for our products for the foreseeable future. The ramp-up of the Lehavim facility is a substantial and complex project. If we cannot fund or otherwise successfully complete the ramp-up of the Lehavim facility, we may be unable to satisfy demand for our products. We may seek additional long-term loans to finance the further construction and ramp-up of the Lehavim facility, which may not be available on reasonable terms, if at all.

In addition, we have experienced, and may in the future experience, difficulties that are common in the installation, functionality and operation of manufacturing equipment. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of the Lehavim facility, add to its cost and result in our not fully utilizing the substantial investment made in the construction of the Lehavim facility, which would have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that demand for our products will increase commensurate with the increased production capability that will be available upon completion of the ramp-up of the Lehavim facility or that we will realize the anticipated production and operational benefits from the Lehavim facility.

Our products are manufactured at a limited number of locations in Israel and in China. Upon completion of the ramp-up of the Lehavim facility, a single facility will house the majority of our production operations in Israel. Business interruptions at any of our manufacturing facilities could result in our inability to produce products for extended periods of time, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently produce a majority of our products, including certain key components, at a limited number of manufacturing facilities in Israel, including one facility, which is scheduled to be shut down by the end of 2015, located in a disputed territory. After the completion of the ramp-up of the Lehavim facility, we expect that most of our manufacturing operations in Israel will take place at the Lehavim facility, including metals, bottle blowing, machining, assembly, cylinder manufacturing, CO2 refills, cylinder retesting, plastic injection and printing, and to continue manufacturing flavors in Ashkelon, Israel, located on the Mediterranean coast of Israel.

If operations at any of our manufacturing facilities, and at the Lehavim facility in particular, were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, water shortages, acts of terrorism or war, or other reasons, we may be unable to produce our products for extended periods of time. A facility and certain equipment located in a facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located in a facility. Lost sales or increased costs that we may experience due to the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. The occurrence of any of such events could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also manufacture some of the components of our home beverage carbonation systems through third parties in China. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to meet the demand for our products. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China. Any of these matters could materially adversely affect our business, financial condition, results of operations and prospects.

We lease some of our facilities from third parties, including certain of our manufacturing facilities. As such, there is a risk that we will not be able to renew the lease agreements, which could lead to a disruption of our operations, or that the terms of the leases under any such renewals will be on less favorable terms.

We may not be successful in continuing to develop or in maintaining our presence in retail networks for the sale of our products and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth in both existing and new markets depends significantly on our ability to develop and maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation systems and through which our consumables and other products are sold. Our ability to successfully expand in our target markets depends, among other things, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems, the exchange of our empty CO2 cylinders and the sale of our other consumables and products. There can be no assurance that we will be successful in establishing or maintaining relationships with strong retailers in the markets we are targeting for growth, or if successful, that we will do so in a time frame consistent with our plans or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our business, financial condition, results of operations and prospects.

We rely on third-party distributors of our home beverage carbonation systems and consumables in a number of our markets.

We distribute our home beverage carbonation systems and consumables through relationships with third-party distributors in 21 countries. Our third-party distributors accounted for 18.2% of our revenues in 2014 and one of our distributors, serving one country in Western Europe, accounted for 12.2% of our revenues in 2014. Our distribution agreements are generally exclusive agreements for a given territory with a five-year term with an option to extend the term, and our distributors are generally required to meet defined purchase targets. If our distributors do not meet their defined purchase targets, they may lose their exclusivity right and we may also seek to terminate our distribution agreement with them. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and may also experience a delay in retaining new distributors. Where we rely on third-party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. Furthermore, our distributors also undertake to manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage the reverse logistics, it will make it more difficult for our customers to obtain replacement CO2 cylinders, which will negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers, which would in turn, materially adversely affect our business, financial condition, results of operations and prospects.

We may face competition from sales of consumables and, in particular, CO2 cylinders, which could adversely impact our business, financial condition and results of operations.

Our business of refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems and provide them under license, whether sold with our system or as a separate component. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2 cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that the cylinders are provided under license. Nevertheless, these contractual arrangements have not always been effective, and in a number of locations, suppliers of CO2 not authorized by us seek, or have sought in the past, to refill our exchangeable CO2 cylinders or refill other exchangeable CO2 cylinders marketed as compatible with our systems. In addition to creating potential safety and public health risks, such sales of consumables by third parties unauthorized by us may result in lost sales opportunities for us, negatively impact customer retention and could harm our reputation if these products cause damage when used with our products.

In 2008, the German Federal Court of Justice, the highest German court, upheld a decision by the German Federal Cartel Office that preventing end consumers from having their CO2 cylinders refilled by third parties constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit the end consumers to have their CO2 cylinders refilled by or exchanged with third parties. Although the decision of the German Federal Court of Justice is not binding on courts in other jurisdictions, it could be cited as a precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. Further, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from manufacturers which offer products that compete with ours, including sparkling water makers, carbonation bottles and flavors. We anticipate that we will face additional competition from competitors that may enter the home carbonated beverage and sparkling water market, including from manufacturers of home beverage carbonation systems and consumables and manufacturers of carbonated beverages. Current or future competitors may, for example, introduce products with features which may cause consumers to stop using our systems or to use them less frequently, such as sparkling water makers that do not require the exchange of CO2 cylinders or that may use other methods of carbonation. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. For example, in February 2014, The Coca-Cola Company announced its purchase of a 10% equity stake in Keurig Green Mountain, Inc. (“Keurig”) and their collaboration to develop a home cold beverage system. In May 2014, The Coca-Cola Company increased its stake to approximately 16% and in January 2015, Keurig announced it will collaborate with Dr Pepper Snapple Group to develop a selection of Dr Pepper Snapple Group’s products for its home cold beverage system and that its system’s launch is expected in the fall of 2015. Increased competition from existing or new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, our competitors’ arrangements with their collaborators may prevent us from entering into similar, or other, arrangements with such collaborators.

We also face competition from manufacturers that sell counterfeit reproductions of our sparkling water makers. Although we monitor and attempt to take action against such manufacturers when we deem it appropriate, there can be no assurance that we will be successful in deterring competitors from manufacturing and selling counterfeit reproductions of our products. The sale of counterfeit reproductions of our products may result in lost sales opportunities and cause harm to our reputation due to the lower quality of these counterfeit products compared to our products. The risk of counterfeiting may increase with the expansion of our business and increased recognition of our brand name. Finally, we face competition from beverage companies, including large global companies, for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

A number of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, manufacturing and other resources than are available to us, and have established brands and greater brand awareness. These competitors may use their resources and scale to respond more rapidly than us to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities.

We may be unable to retain our customers in markets where we have an established presence due to changes in consumer preferences, perceptions and spending habits.

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling sparkling water makers to new consumers and our consumables to consumers who already own our sparkling water makers. Since we derive our highest profit margins from our consumables, the continued use of our home beverage carbonation systems by, and the repeat sales of our consumables to, consumers who have already purchased our systems are important to our business. In markets where we have an established presence, we face the challenge of retaining customers due to changes in consumer preferences, perceptions and spending habits, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to identify and respond quickly to such changes, including through creative initiatives, such as new product offerings and special promotions. For example, in response to what we believe is a shift in consumer preferences towards health and wellness in the carbonated beverage industry, under our growth plan, we are positioning our brand around health and wellness. However, we may not be successful in establishing such positioning and such positioning might not appeal to consumers. Our failure to predict, or respond effectively to changes in consumer behavior, including where they shop, could result in a reduction in the number of our customers, which could lead to lower revenues and increased inventories, and would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not manage our inventory effectively, our business, financial condition and results of operations could be materially adversely affected.

We must manage our inventory effectively. If our forecasts for demand for our products exceed actual demand, we could experience excess inventory. As we innovate and introduce new sparkling water makers and new flavors to the marketplace, our existing sparkling water makers and flavors are at an increased risk of inventory obsolescence. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. In addition, we may determine that having both older and newer products for sale in the marketplace is confusing to consumers or interferes with promoting our new products and therefore decide to cease selling our older products, which would result in our not receiving any revenues for such products. Conversely, if the introduction of new products is delayed, we may have insufficient existing inventory to meet our customer demand which could result in lost revenue opportunities and have an adverse impact on our financial condition and results of operations. Risks of inventory obsolescence also exist with our products that are subject to expiration, such as our carbonation bottles and flavors. If we are unable to accurately forecast demand for our products and inventory expires or becomes unusable, our business, financial condition and results of operations could be materially adversely affected.

Our home beverage carbonation systems and other products may fail, whether due to design faults, defects or misuse, and cause personal injury or property damage, which may subject us to product liability and other claims and harm our reputation.

Our home beverage carbonation systems and other products may fail and cause personal injury or property damages. Failures of our home carbonation beverage systems may be caused by, among other things, design defects, defects in workmanship or materials and misuse by consumers. Although we take quality assurance measures to ensure that our products are free from design faults and defects in workmanship and materials, there can be no assurance that our products will not fail. Additionally, although we include explicit instructions for the operation of our home beverage carbonation systems and place safety warnings on our products, consumers may misuse our products, including by:

•	washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottle to burst during the carbonation process;

•	carbonating substances other than water with our sparkling water maker, which could cause the sparkling water maker to fail and possibly cause damage to the other components of our home beverage carbonation system; and

•	subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The failure or misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, any unauthorized use of our home beverage carbonation system, including by using third-party consumables with our system, could lead to failure or malfunction of the system which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems. Product safety or quality issues, actual or perceived, including allegations of product contamination or other issues, even when false or unfounded, could subject us to product liability and other claims, tarnish the image of the affected brands and may cause consumers to choose other products. Such issues or allegations may also require us to conduct product recalls and result in higher than anticipated rates of warranty returns and other returns of goods.

In addition, consumer protection agencies that have broad authority to order product modifications or recalls may take such actions with respect to our products, even if we include explicit instructions with our products regarding their use. Under these circumstances, we could be required to offer to exchange our existing products for new ones or to recall products entirely from the market, which would materially adversely impact our business, financial condition, results of operations and reputation.

Our product liability insurance for personal injury and damage to property may not be sufficient or available to cover product liability claims, or similar claims, against us, which could materially adversely impact our financial condition and results of operations. Whether or not a claim against us would be successful, defense of a claim may be costly and the existence of any claim may adversely impact our business, financial condition, results of operations and reputation.

Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us and have a material adverse effect on our business, brand, financial condition, results of operations and prospects.

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us or the successful independent development by third parties of the same or similar confidential or proprietary innovations. We have been in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to the registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which include the ability to obtain, protect and enforce patents and trade secrets and other know-how relating to our technologies. Our current patent portfolio is limited and certain patents of ours that cover aspects of our products have expired. Although we hold additional utility patents and design registrations and patents, as well as have pending patent and registration applications that may protect certain aspects of our products for an extended period, there can be no assurance that pending U.S. applications or applications in other jurisdictions will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

To protect our intellectual property, including our know-how and trade secrets, we have implemented a system in most jurisdictions by which we require our relevant employees to enter into employment contracts, which include clauses requiring such employees to acknowledge our ownership of all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose confidential information. Agreements with certain of our employees also typically contain provisions restricting employment with our competitors for a certain period of time after they stop working for us. These restrictions may be of no or little enforceability under applicable law. We also typically include similar provisions in our distributor and supplier agreements. These provisions may not be adequate or enforceable, and despite our efforts, our know-how, confidential information and trade secrets could be disclosed to third parties, or third parties could independently develop the same or similar information or technologies, which could cause us to lose competitive advantages.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of unauthorized third-party uses of our trademarks and designs, and there may be other third parties using trademarks or names, or designs, similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, Brazil, Russia and others, in which legal protection of intellectual property rights is less robust than in the United States and other developed markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying our sparkling water makers and components.

There can also be no assurance that we will prevail in any intellectual property infringement litigation we institute to protect our intellectual property rights given the complex technical issues and inherent uncertainties in litigation. Such litigation may be time consuming, expensive, and may distract our management from running the day-to-day operations of our business. If we are unable to successfully defend our intellectual property rights, we could experience a material adverse effect on our business, brand, financial condition, results of operations and prospects. There can be no assurance that our intellectual property rights can be successfully asserted or will not be invalidated, circumvented or challenged. In addition, there can be no assurance that these protections will be adequate to deter the unauthorized use of our intellectual property rights by third parties or to deter the development of products with features based upon, or otherwise similar to, our products.

We may be subject to claims by third parties asserting that our products and other intellectual property infringe, or may infringe, their proprietary rights.

We have in the past been, and may in the future be, subject to claims by third parties asserting misappropriation, or that our products and other intellectual property infringe, or may infringe, or otherwise violate, their proprietary rights. Any such claims, regardless of merit, could result in litigation, which could result in expenses, divert the attention of our management, cause significant delays in and materially disrupt the conduct of our business. As a consequence of such claims, we could lose our proprietary rights, become subject to liabilities, including payments of damages, be required to develop non-infringing products, seek licenses from others, which may not be available on reasonable terms, if at all, stop selling our products or re-brand our products and suffer other negative effects to our business. In the event of a successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed or similar technology or other intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

If a large number of empty exchangeable CO2 cylinders are returned to us without having been exchanged for full ones, we would incur costs with no corresponding revenues.

We retain ownership of the exchangeable CO2 cylinders and provide them under license. In most cases, we collect a license fee for each exchangeable CO2 cylinder from the distributors and retailers who receive them. The amount of the license fee varies from country to country and also changes over time as market conditions vary in a particular country. In addition, in some countries, including certain major markets in Northern and Western Europe, consumers have paid in the past an advance rental fee when they received their first exchangeable CO2 cylinder. A portion of these fees may be refundable when an empty exchangeable CO2 cylinder is returned and not exchanged for a full one. To date, returns of exchangeable CO2 cylinders from our distributors, retailers and consumers have been negligible. However, if distributors, retailers or consumers in any one or more of the markets in which we operate return a large number of cylinders without exchanging them for full ones, we may be required to pay a large amount of cash to refund a portion of the rental or license fees, which could have a material adverse effect on our financial condition and results of operations.

We are subject to currency exchange rate fluctuations and may not adequately hedge against them.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in NIS, and to a lesser extent, in other currencies, such as the Euro. As a result, we are exposed to the risks that the Israeli shekel or these other currencies may appreciate relative to the dollar. In any such event, the dollar cost of our non-dollar denominated operations would increase and our dollar-denominated results of operations would be adversely affected. Furthermore, because a material portion of our revenues are denominated in currencies other than the dollar, the strengthening of the dollar in relation to other currencies, in particular the Euro, will negatively affect our results of operations. We cannot predict any future trends and rates of devaluation (if any) of the Israeli shekel or any of these other currencies against the dollar. Although we currently engage in hedging transactions to minimize our currency exchange rate risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability and may vary from quarter to quarter. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

Fluctuations in our business caused by seasonality or unusual weather conditions could cause fluctuations in our quarterly results of operations and volatility in the market price of our ordinary shares.

Historically, our revenues have generally been strongest in the third and fourth quarters and weakest in the first quarter. However, this was not the case in 2014, as revenues in the second quarter were stronger than in the third and fourth quarters. We generally attribute this historical seasonality to increased demand for our products during the warmer summer months and increased sales associated with holiday shopping. As such, our revenues may also be impacted by the effects of the weather as our revenues would likely decrease if periods when the weather is colder are longer than usual. Our operating expenses and, therefore, our overall margins are also seasonally impacted. For example, we typically increase our advertising and promotional expenditures in the second and fourth quarters. Consequently, our overall operating income may be lower in these quarters. The impact on sales volume and operating results due to these and other factors can significantly impact our business. Accordingly, our results for any quarter are not necessarily indicative of the results that may be achieved in subsequent quarters or for the full fiscal year. Our quarterly operating results should not be relied on as indications of our future performance. These fluctuations may also cause volatility in the market price of our ordinary shares.

We may have exposure to greater than anticipated tax liabilities.

We have endeavored to structure our activities in a manner so as to minimize our and our subsidiaries’ aggregate tax liabilities. However, we have operations in various taxing jurisdictions, and our tax liabilities in one or more jurisdictions could be more than reported in respect of prior taxable periods and more than anticipated in respect of future taxable periods. In this regard, the amount of income taxes that we pay in future taxable periods could be higher if earnings are lower than anticipated in jurisdictions where lower statutory tax rates apply and higher than anticipated in jurisdictions where higher statutory tax rates apply.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. For example, the tax authorities in the United States, our most important potential growth market, have increased their focus on transfer pricing procedures generally, which could result in a greater likelihood of a challenge to our transfer pricing arrangements and the risk that we will be required to adjust them and reallocate our income, which could result in a higher effective tax rate than that to which we are currently subject. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations.

In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, our ultimate tax liability may differ from the amounts recorded in our financial statements and may materially adversely affect our financial condition and results of operations in the period or periods for which such determination is made. We have created reserves with respect to tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

Our products are subject to extensive governmental regulation in the markets in which we operate.

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations that we must comply with are those governing the manufacturing and transportation of our exchangeable CO2 cylinders. In the United States, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2 cylinders are considered hazardous materials due to the highly pressurized CO2 inside, and the applicable regulations consequently restrict our ability to ship our exchangeable CO2 cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will be in compliance with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as criminal sanctions, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

The flavors we manufacture and distribute are also subject to numerous health and safety laws regulating the manufacturing and distribution of food products. A failure to plan and develop effective procedures to address these laws and regulations, new or revised laws or regulations, or new interpretations or enforcement of existing laws and regulations, may affect our ability to manufacture, distribute and sell our products, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, Finland has recently imposed a tax on sugar-sweetened beverages which applies to our flavors, and various governmental authorities in the United States have considered levying similar taxes. If such taxes are introduced and were to apply to our flavors, the sales and consumption of our non-sugar free flavors might decrease and thereby have a material adverse impact on our financial condition and results of operations.

An increase in the cost or shortage of supply of the raw materials for our products could have a material adverse effect on our business, financial condition and results of operations.

We use certain raw materials to produce our sparkling water makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, CO2, certain plastics, flavor essences and sugar. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future due to movements in currency exchange rates, government policies and regulations, increased demand for, or decreased supply of, such materials, crop failures, weather conditions, shortages or other reasons or unforeseen circumstances. To the extent that any of the foregoing or other factors increase the prices or limit the supply of such materials, and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business, financial condition and results of operations could be materially adversely affected.

Disruption of our supply chain could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons, could impair our ability to manufacture or sell our products. To the extent we are unable to retain alternative sources of supply, to financially mitigate the impact of such events, such as by identifying an alternative supplier in a timely and cost-effective manner, or to effectively manage such events if they occur, there could be a material adverse effect on our sales and profitability, and additional resources could be required to restore our supply chain.

We are subject to certain safety risks in our manufacturing facilities.

Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there have been two deaths at our facilities in the past, and there is a risk that an accident or death could occur in one of our facilities in the future. Any accident could result in manufacturing delays, which could harm our business and our results of operations. The potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith could harm our business, reputation, financial condition or results of operations. Whether or not a claim against us succeeds, its defense may be costly and the existence of any claim may adversely impact our business, reputation, financial condition and results of operations.

Higher energy costs and other factors affecting the cost of producing, transporting and distributing our products could adversely affect our results of operations.

Rising fuel, freight and energy costs have in the past, and may in the future, have an adverse impact on the cost of our operations, including the manufacture, transportation and distribution of our products. All of these costs may fluctuate due to a number of factors outside of our control, including governmental policy and regulation and weather conditions. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of transporting products, which could result in increased expenses and negatively affect our operations. If we are unable to hedge against such increases or raise the prices of our products to offset the changes, our results of operations could be materially adversely affected.

Adverse conditions in the global economy could negatively impact customer demand for our products.

Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. If a global recession occurs, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies and other events. A prolonged economic downturn or recession in any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, including the United States, may cause significant changes in both the volume and mix of our product sales, which could materially adversely affect our business, financial condition and results of operations.

We depend on the expertise of key personnel. If these individuals leave without replacements, our operations could suffer.

Our success depends on the continued service of our senior management. The loss of the services of any of these individuals could delay or prevent the successful implementation of our growth plan, or could otherwise affect our ability to manage our company effectively.  Given their extensive knowledge of the home beverage carbonation industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly our Chief Executive Officer, Daniel Birnbaum, would adversely impair our ability to implement our business strategies and plans and could have a material adverse effect on our business and results of operations.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms, if at all.

Based on current expectations, we believe that our cash on hand, cash flows from operations and available unutilized credit lines from financial institutions will be sufficient to meet our currently anticipated cash requirements for the next 12 months. However, in the future, we may require additional capital in order to finance our activities. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations and the terms of which may include additional operating or other covenants that might, among other things, restrict our ability to pay dividends to our shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. If we were to issue equity to raise capital, it would dilute the holdings of our existing shareholders.

Disruptions to our IT system may impact our operations and materially harm our business.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. There can be no assurance that our current information technology (IT) system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

Compliance with new regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and derivative metals, namely -tantalum, tin, gold and tungsten (referred to as “conflict minerals” regardless of their actual country of origin) in their products. These rules require us to investigate whether our products contain such “conflict minerals” and include appropriate disclosures in our filings with the SEC. There are costs associated with these investigation and disclosure requirements, in addition to the potential costs of remediation and other changes to products, processes or sources of supply that may arise as a consequence of such activities. Compliance with these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products or lose those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customer demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold. The occurrence of any of these events could also have a material adverse impact on our ability to manufacture and market our products.

Risks Related to our Operations in Israel

We conduct operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business.

We are incorporated under the laws of the State of Israel, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. States of hostility, varying in degree and intensity, have caused security and economic problems in Israel. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian National Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. In recent years, including in July and August 2014, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel.

Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. In addition, Iran has publicly threatened to attack Israel and is suspected of developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in the Gaza Strip and Hezbollah in Lebanon. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity, political instability or violence in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

The State of Israel and Israeli companies have been and are today subjected to threats of economic boycotts. In recent years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Currently, one of our manufacturing facilities is in Mishor Adumim, which is located in a disputed territory sometimes referred to as the “West Bank.” A number of political groups have called for consumer boycotts of products originating in this disputed territory, including our products. While, as part of the ramp-up plan for the Lehavim facility, we are gradually phasing out our facilities in Mishor Adumim, both of which we expect to complete by the end of 2015, we may continue to be subject to such activities.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Our operations could be disrupted by the obligations of our employees to perform military service. Generally, adult citizens and permanent residents of Israel under the age of 40 (or older, for individuals who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our employees, including members of our management, are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received.

One of our subsidiaries is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) and the Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If this subsidiary does not meet these requirements, the tax benefits could be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Furthermore, these tax benefits may be reduced or discontinued in the future. The termination or reduction of these tax benefits would increase our tax liability, which would harm our financial condition and results of operations. See “Item 10.E — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

We have been approved to receive grants under certain Israeli Government programs and apply from time to time to receive additional grants, including under the Investment Law. The receipt of approved grants and future grants, if approved, is subject to our satisfying certain conditions stipulated in applicable Israeli legislation and letters of approval. If we fail to meet these conditions, the grants could be canceled and we may be required to refund the amounts received, as adjusted by the Israeli consumer price index, and interest, and may become subject to other monetary penalties, which would harm our financial condition and results of operations.

It may be difficult to enforce the judgment of a U.S. court against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. All of our executive officers or most of our directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a judgment of a U.S. court based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as our shareholder are governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase in the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in a company has a duty of fairness towards the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law — Duties of shareholders.”

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we follow and we may in the future elect to follow additional home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules (the “Nasdaq Rules”). We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers and director nomination procedures. In addition, we may elect to follow Israeli corporate governance practices instead of the requirements under the Nasdaq Rules to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection than is accorded to investors of U.S. domestic issuers. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. See “Item 16G — Corporate Governance.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Moreover, as a foreign private issuer, our officers, directors and 10% shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We may from time to time disclose certain purchases or sales of our shares by certain of our officers and directors, but may not do so consistently and may not disclose sales of shares which we reported were purchased. Investors should therefore assume that there may be additional purchase and sale information that we may not have disclosed.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and other three most highly compensated executive officers on an individual basis. Nevertheless, a recent amendment to regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) requires us to disclose the annual compensation of SodaStream International Ltd.’s five most highly compensated office holders on an individual basis. Prior to such amendment, Israeli public companies listed outside of Israel, such as us, were required to disclose the annual compensation of their directors and officers on an aggregate basis. Under the Companies Law regulations, this disclosure is required to be included in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Provisions of our articles of association, Israeli law and certain of our agreements may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include that our directors (other than external directors) are elected on a staggered basis, and therefore a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. Our articles of association also include the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See “Item 10.B — Memorandum and Articles of Association — Acquisitions under Israeli Law.” Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. Certain of our agreements require the receipt of consents, including from governmental authorities, for change of control transactions. These provisions of Israeli law, our agreements and our articles of association could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks Related to our Ordinary Shares and the Trading of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in our initial public offering (“IPO”) in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded as high as $79.72 per share and as low as $16.80 and was trading at $20.26 per share as of March 31, 2015.

In the recent past, stock prices generally have experienced high levels of volatility. The trading price of our ordinary shares may fluctuate significantly. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. The market price for our ordinary shares is affected by a number of factors, some of which are beyond our control, including, without limitation:

•	an increase or decrease in our revenues;

•	quarterly variations in our results of operations or in our competitors’ results of operations;

•	announcements or introductions of new products by us or competitors;

•	rumors about material events involving third parties;

•	the recruitment or departure of key personnel;

•	regulatory developments;

•	changes in earnings’ estimates, if provided, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry;

•	sales or proposed sales of our ordinary shares by us or our shareholders; and

•	general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

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

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, the price of our ordinary shares could decline.

The trading price for our ordinary shares may be affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause the price of our ordinary shares to decline.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay dividends might be limited by the terms of any future credit facility we may take containing terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we are required to use the market capitalization method. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, the market price may affect the determination of whether we will be considered a passive foreign investment company. Accordingly, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10.E — Taxation — United States federal income taxation.”

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

The SodaStream brand has a history that dates back to the beginning of the 20th century with the forerunner of our sparkling water makers being invented in London in 1903. During the 1970s and 1980s, the SodaStream home beverage carbonation system gained substantial popularity in certain markets. In 1998, Soda Stream Ltd. was acquired by Soda Club Enterprises N.V., which, at the time, was its Israeli distributor.

In March 2007, Fortissimo Capital Fund GP, L.P. (“Fortissimo Capital”) invested in us, and in connection with that investment, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises N.V. were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on the penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products.

We are registered with the Israeli Registrar of Companies. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

In March 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on the Nasdaq Global Select Market following our initial public offering (“IPO”).

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2014, 2013 and 2012 amounted to $60.9 million, $44.6 million and $37.8 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. The increase in capital expenditures in 2014 as compared to 2013 was mainly due to the construction of our new manufacturing facility in the southern part of Israel, which was primarily financed by long-term loans and cash flow from operations, and to a lesser extent to investments in developing new products and improvements in our information technology systems. We anticipate our capital expenditures in 2015 to primarily be related to the further construction of the Lehavim facility, expansion of our production capacity and capabilities, including the ramp-up of the Lehavim facility, investments in developing new products and investments and improvements in our information technology systems. We anticipate our capital expenditures in 2015 to be financed from cash flow generated from operations and utilization of existing credit lines. However, we may require additional new borrowings or additional capital to meet our capital expenditure requirements.

B.	Business Overview

Overview

SodaStream manufactures, distributes and sells home beverage carbonation systems, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We believe our sparkling water makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated beverages. SodaStream’s home beverage carbonation systems, flavors and other products promote health and wellness and empower people with simple, creative and fun ways to make water exciting. Our products are also environmentally friendly, cost-effective and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles and cans home from the supermarket, to store them at home or to regularly dispose of empty bottles and cans. Educating consumers of these benefits is a key element of our strategy to build awareness and strengthen our brand.

We believe that we are the world’s largest sparkling water company (in terms of volume consumption) and the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show that SodaStream has the largest market share in each of a dozen of the largest markets in which we operate. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2014, there were approximately 9.5 million households that make a sparkling water or flavored sparkling water beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated beverage and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell sparkling water makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the sparkling water. As of December 31, 2014, we sell our products through more than 70,000 individual retail stores in 45 countries, including approximately 15,000 retail stores in the United States. In 2014, we distributed our products directly in 24 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

Our revenues grew by 29.0% from $436.3 million in 2012 to $562.7 million in 2013 and decreased by 9.0% to $511.8 million in 2014. Over the past five years, our revenues grew 145.6% from $208.4 million in 2010 to $511.8 million in 2014, representing a compound annual growth rate of 19.7% for that period. We had net income of $43.9 million, $42.0 million and $12.3 million in 2012, 2013 and 2014, respectively. From 2012 through 2014, our revenues from sparkling water makers and exchangeable CO2 cylinders decreased from $185.9 million to $172.6 million, while our revenues from sales of consumables increased from $241.9 million to $327.4 million.

After seven consecutive years of double-digit growth between 2007 and 2013, our revenues decreased in 2014 by 9.0% as compared to 2013. In October 2014, we adopted a growth plan based on the following five “growth pillars”:

•	Organization – This pillar includes investing in human capital, including recruiting new talent to our leadership team and consolidating our operational structure.

•	Marketing – This pillar includes repositioning our brand around health and wellness and reinvigorating our brand heat.

•	Product and Innovation – This pillar includes offering products that will provide a superior user experience and introducing innovative technology platforms.

•	Distribution – This pillar includes strengthening our presence in our existing markets, by, among other things, educating consumers of the benefits of our product offerings.

•	Operations – This pillar includes improving operational efficiencies by, among other things, ramping up our new manufacturing facility and focusing on Stock Keeping Unit, or SKU, rationalization, including discontinuing or rebranding flavors that do not fit with our new positioning and discontinuing certain models of our sparkling water makers.

Industry background

According to Canadean, the global carbonated beverage industry generated approximately $350 billion in sales turnover in 2013 and approximately $357 billion in 2014. In recent years, we have witnessed a significant shift toward “health & wellness” in the carbonated beverage industry, as consumers are abandoning traditional soft drinks in favor of what is popularly referred to as “Water+ beverages” and sparkling waters. For example, in the United States, consumers have shifted towards natural ingredients, natural sweeteners, reduced calories and products that are considered to promote “health & wellness”.

In addition to the health and wellness trend, we believe that consumers are also exhibiting an increased focus on value and personalization. Our products address these long-term trends in global consumer behavior, including the rapidly growing popularity of health and wellness products. Our products are also environmentally friendly (“green”) and offer a simple, fun and sustainable way to enjoy sparkling water and flavored sparkling water by making water exciting.

Consumers initially purchase a “starter kit,” consisting of a sparkling water maker and one or two carbonation bottles together with hermetically-sealing bottle caps. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce varying amounts of sparkling water, depending on the CO2 content. Such systems are typically sold in the United States at prices ranging from $79.95 for a basic plastic model that uses a plastic carbonation bottle, to $199.95 for the higher-end model that has stainless steel components and utilizes glass carbonation bottles.

Sparkling water makers. We currently offer a variety of sparkling water makers. Our sparkling water makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Other than our “Revolution” model, and its successor, the “Power” model, none of our sparkling water makers requires electricity. The CO2 cylinder fits easily in a rear compartment and with a simple push, carbonates water. Our sparkling water makers are sold in a variety of designs and colors and accommodate different CO2 cylinder sizes.

Exchangeable CO2 cylinders. The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or steel cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the sparkling water maker. Certain models of sparkling water makers can accommodate more than one size of cylinders, while others fit only one size. The actual amount of sparkling water produced per cylinder varies based on the CO2 content, the type of sparkling water maker used, user preference (the amount of carbonation released during each carbonation) and other factors. We only use beverage-grade CO2 in our cylinders, the same as that used by the world’s major soft drink companies. We also sell natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from other sources.

CO2 refills. We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and since the cylinders are provided under license, they only pay for the CO2. In some markets, direct home delivery and exchange is also available, and we use third-party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned and refilled for distribution. We conduct CO2 refilling (including at third-party facilities) in the United States, Australia, Germany, Israel, the Netherlands, New Zealand, South Africa and Sweden. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay $14.99 for a 60-liter CO2 refill or $29.99 for a 130-liter CO2 refill.

Carbonation bottles. Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, is dishwasher-safe. For the high-end market, we offer sparkling water makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of sparkling water and flavored sparkling water to be available at the same time. Consumers in the United States typically pay $19.99 for two additional plastic one-liter carbonation bottles and $14.99 for two additional plastic half-liter carbonation bottles or for one additional glass carbonation bottle.

Flavors. We work closely with leading international flavor and essence manufacturers which provide research and product development services, including sensory testing in order to enhance our flavor offerings and cater to consumers’ tastes and address market trends. Our flavors come in a highly concentrated form, customized for our home beverage carbonation systems. Currently, our flavors are usually sold in 375 ml, 500 ml or 750 ml bottles, which typically produce between nine and 18 liters of flavored sparkling water, depending on the flavor. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. Consumers in the United States typically pay between $5.99 and $9.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of flavored sparkling water.

As part of our growth plan, during 2015, we intend to commence the launch of our new portfolio of flavors which support the repositioning of our brand around health and wellness. The new flavor portfolio will comprise the following flavor categories:

•	“WATERS Essence” – A variety of naturally lightly flavored sparkling water mixes.

•	“WATERS Fruits” – A variety of naturally fruit flavored water sparkling water mixes.

•	“WATERS Plus+” – A variety of naturally flavored sparkling water mixes with added nutrients.

•	“WATERS Zeros” – A variety of naturally fruit flavored water sparkling water mixes with no calories.

•	“Sparkling Gourmet Waters” – A variety of naturally flavored innovative flavor combinations created in conjunction with the celebrated, two Michelin star chef, Paul Liebrandt.

In line with our growth plan, we expect flavors that do not fit with our new positioning, including some of our currently popular flavors, to be sold under new brands called “Fountain Style” and “T-Rex Energy”. We also expect to continue to enter into strategic co-branding arrangements and intend to discontinue certain other flavors.

The new flavors, including the “Fountain Style” and “T-Rex Energy” flavors, will be sold in newly designed 440 ml bottles which will typically produce between seven and nine liters of flavored sparkling water. In addition to offering a variety of our new portfolio flavors in our SodaStream Caps, which we launched in 2012 and our single-serving disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored sparkling water each time, we also intend to introduce a new 48 ml squeeze packet for the “on-the-go” consumer.

We have entered into strategic co-branding arrangements with third parties relating to flavors. These collaborations allow us to offer our consumers a variety of well-known brands and flavors. In addition, we address local tastes by producing flavors geared for individual markets such as ginger beer (South Africa), root beer (United States), must (Scandinavia) and chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns.

Other accessories. We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through retail channels. We distribute our products in 45 countries, 24 directly and the remainder indirectly through our distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 70,000 stores worldwide, including stores of many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well. We distribute our products directly in 24 countries.

Indirect markets

Pursuant to our distribution strategy and in order to expedite penetration into certain new markets, we contract with third-party distributors who facilitate distribution of our products. In 2014, our distributors accounted for 18.2% of our total revenues. The gross margin on sales is generally higher in markets where we distribute directly than markets in which we use third-party distributors.

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

To ensure promotion of our brand in our indirect markets, we provide our distributors with various forms of marketing materials. In all cases, materials that use our brands (including our trademarks) and all promotional and sales and marketing materials must be prepared or approved by us. We agree with our distributors on an annual advertising and promotional budget, of which we contribute a portion.

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

We continue to penetrate certain new markets in collaboration with distributors. Factors that we consider in prioritizing which markets to enter include: the size of the carbonated beverage and sparkling water market, per capita consumption of carbonated beverages, the perceived quality of the tap water, household demographics, health and wellness and environmental consciousness.

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term with an option to renew. Distributors are generally required to meet annual purchase targets, defined as monetary amounts, for the first year or two of the agreement, as well as to meet certain defined growth targets for each of the subsequent years until the end of the term of the agreement. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. If our distributors do not meet their defined purchase targets, they may lose their exclusivity rights and we also generally have the right to terminate the agreement after a notice period.

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

 Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores as well as online. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	Amazon.ca	Asplund
Amazon	Ahold	Amazon	Assorted Homeware
Auchan	Argos	Bed Bath & Beyond	Automatic Centre
Boulanger	Asda Walmart	Best Buy	Betta Electrical
Carrefour	Auchan	BJ’s	Bing Lee
Class Ohlson	Blue Square	Canadian Tire	Big W
Coop	Clicks	Costco	Clive Peeters
Cora	Cora	Crate and Barrel	Coles
Costco	DartyDatart	ECS Cofee	David Jones
Dansk Supermarked	El Corte Ingles	El Palacio de Hierro	Dick Smith
Darty	FoodZone	Fred Meyer	Edion
Dunelm	Game	Home Depot	Globus
Edeka	General Trade	Home Hardware	Good Guys
Elipso	Globus	Home Outfitters	Harvey Norman
Electrolux Home	Home Center	JC Penney	IGA
elGiganten	InterSpar	Kitchen Collection	Ito Yokado
Elkedjan	Lakeland	Kitchen Stuff Plus	JB Hi Fi
Euronics	Makro	Kmart	John Danks
Expert	Media Markt	Kohl’s	Kmart
Groupe Delhaize	Media Saturn	Kroger	K’s Electronics
Harvey Nichols	Metro/Stax	Le Gourmet Chef	Mitre 10
ICA	OK Foods	Liverpool	Mitsukoshi
Inex	Pick’n Pay National	Linen Chest	Myers
Intermarche	Planeo Partners	London Drugs	RetraVision
InterSpar	Sainsburys	Lowes Canada	SM
Jarnia	Shield	Loyalty One	Spotlight
Karstadt	Shoprite Checkers	Office Depot	Target
Kasanova	Shufersal	PC Richards	Woolworth
Kaufhof	Spar	Personal Edge	Takashimaya
Kaufland	Tesco	Planet Organic	Yodobashi
Leclerc	Wholefoods	Sears
Media Markt		Shopko
Media Saturn		Sobeys West
Metro		Staples
Migros		Sur La Table
Monoprix		Target
OBI		The Bay
OnOff		Walmart
Real		Wegman’s
REWE		Water Depot
Rossmann		Williams Sonoma
Ruokakesko
Selfridges
SIBA
Tokmanni

Our retail distribution is an important element in bringing our products to potential consumers and thereby generating the acquisition of our home beverage carbonation system by new customers. Additionally, we believe that the widespread availability and easy access to consumables (primarily CO2 refills and flavors) are key to securing ongoing customer retention and loyalty. We believe that one of our most important competitive advantages is our strong network of retail distribution and in particular, that of our CO2 refill exchange program. We intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold.

Marketing

Under our growth plan, our marketing objective is to establish and position Sodastream as a sparkling water and flavored sparkling water brand around health and wellness. Accordingly, during 2015, we intend to commence the launch of a new portfolio of flavors which support such positioning and to sell flavors that do not fit with our new positioning under new brands and to discontinue certain of our current flavors. A key element of our strategy to achieve this marketing objective is to build consumer awareness and to educate consumers of the benefits of our products. Consumer demand activities are designed primarily to increase the installed base of sparkling water makers as measured in terms of percentage of household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (CO2 refills, flavors and carbonation bottles). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations campaigns, using both traditional and digital media, in-store demonstrations, infomercials and our websites to build brand awareness, educate consumers about the benefits of our home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of sparkling water makers and active consumers base in our markets. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. We conduct surveys and use third-party tracking programs in order to track our household penetration, usage behaviors and consumer opinions across markets, and to measure the success of our marketing activities over time. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

Acquiring a new customer is only the beginning of a relationship with the customer. To this end, we continuously test and apply various marketing tools to improve customer retention. In addition to enhancing our flavor offerings and improving the user experience, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep the customer engaged. We offer easy access to CO2 refills through mass distribution of our cylinder exchange program and direct-to-home delivery from online orders. We also encourage our consumers to purchase additional CO2 cylinders, which also contributes to keeping customers actively using our products over time. In certain markets, we have implemented customer loyalty programs that reward customers for repeat purchases.

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through one of our subsidiaries or through our distribution partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

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

We are in the process of transitioning most of our manufacturing operations in Israel to our new manufacturing facility located in the southern part of Israel, the Lehavim facility. The Lehavim facility will house various manufacturing functions, including metals, bottle blowing, machining, assembly, cylinder manufacturing, CO2 refills, cylinder retesting, plastic injection and printing. As part of the ramp-up plan for the Lehavim facility, which is currently scheduled to be completed by the end of 2015, we are gradually phasing out our facilities in Mishor Adumim, which is located in a disputed territory sometimes referred to as the “West Bank,” and in Alon Tavor, located in the northern part of Israel, a process which we intend to complete by the end of 2015. We intend to maintain our facility in Ashkelon, located on the Mediterranean coast of Israel, where we manufacture flavors that are distributed worldwide.

We also outsource the production of certain components of our products to subcontractors in Israel and in China and with the closure of our Alon Tavor facility, we intend to engage a subcontractor for the painting of our sparkling water makers. In addition, we conduct CO2 refilling in the United States, Australia, Germany, Israel, the Netherlands, New Zealand, South Africa and Sweden. We primarily manufacture our CO2 cylinders ourselves, but in certain cases we also purchase empty CO2 cylinders from other suppliers who have passed our rigorous safety standards.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet demand in 2013 and 2014 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2015.

We manufacture our products in accordance with relevant safety and regulatory bodies around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing to ensure the quality of all of our products.

We use certain raw materials to manufacture our sparkling water makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavor essences and sugar. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply. The cost of such raw materials has fluctuated in the past. From time to time, we engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Product development

We maintain an active innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal, as well as improved functionality and user experience. Since 2007, we have introduced several new and more up-scale models of sparkling water makers, some of which use dishwasher-safe glass or plastic carbonation bottles. In August 2012, we introduced the “Source,” an elegantly-designed sparkling water maker by Yves Behar that combines beauty, functionality and efficiency and the “Revolution,” an electrically powered innovative sparkling water maker that offers many new features, such as “touch-button” activation, providing a choice of carbonation levels (low, medium, high and turbo), a “snap-n-lock” mechanism for easy bottle insertion and removal and an LED display indicating carbonation progress and CO2 usage status. We expect to replace the “Revolution” with its successor, the “Power,” in the first half of 2015. In September 2013, we introduced the “Play,” also designed by Yves Behar. The Play incorporates the advanced “snap-n-lock” bottle mechanism and an auto lift slider for easy carbonation. The Play design also celebrates color and customization and enables creation of a custom color personally designed machine.

We are continuously seeking to enhance our flavor offerings and cater to consumers’ tastes and address market trends. As part of our growth plan, during 2015, we intend to commence the launch of our new portfolio of flavors which support the repositioning of our brand around health and wellness. The new flavor portfolio will comprise the following flavor categories: “WATERS Essence,” “WATERS Fruits,” “WATERS Plus+,” “WATERS Zeros” and “Sparkling Gourmet Waters.” In line with our growth plan, we expect flavors that do not fit with our new positioning, including some of our currently popular flavors, to be sold under new brands called “Fountain Style” and “T-Rex Energy”. We also expect to continue to enter into strategic co-branding arrangements and intend to discontinue certain other flavors.

We constantly seek to continue to improve our product offerings and to provide consumers with a superior user experience. We are currently developing several innovative sparkling water makers and other products. Additionally, we launched a program in 2012 that we refer to as “Powered by SodaStream,” whereby we collaborate with third parties to provide CO2 and other accessories for their carbonation devices. For example, we partnered with Samsung, a leading home appliance brand, which, in 2013, launched a refrigerator that offers sparkling water and in 2013, we collaborated with Whirlpool to produce a jointly developed home carbonation system for Whirlpool’s KitchenAid brand, which launched in the second quarter of 2014. We expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers when they need to purchase additional CO2 and other consumables, which would increase our household penetration base and generate additional sales of consumables. In April 2015, we unveiled the “Mix”, a new high-end carbonation machine that connects to the internet and can carbonate almost any liquid.

In 2012, we introduced our SodaStream Caps that are innovative, patented, single-serve disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles, resulting in a consistently flavored sparkling water and an improved user experience.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers and customers, among others. We have a variety of trademarks registrations and pending applications, patents and pending patent applications and design registrations and pending applications which cover, among other things, the “snap-n-lock” mechanism, the SodaStream Caps and designs for most of the sparkling water makers we introduced in the last few years, including the “Play” and the “Source.” We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. We have monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past and we intend to continue to protect our intellectual property rights in the future.

Competition

We currently face limited competition from manufacturers of other home sparkling water makers in certain jurisdictions. However, new competitors may enter the home carbonated beverage and sparkling water market. Current or future competitors may, for example, introduce products with features which may cause our consumers to stop using our systems or to use them less frequently, such as sparkling water makers that do not require the exchange of CO2 cylinders or that may use other methods of carbonation. We also compete with the large global beverage companies for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

In February 2014, The Coca-Cola Company announced its purchase of a 10% equity stake in Keurig and their collaboration to develop a home cold beverage system. In May 2014, The Coca-Cola Company increased its stake to approximately 16%. In January 2015, Keurig announced it will collaborate with Dr Pepper Snapple Group to develop a selection of Dr Pepper Snapple Group’s products for its home cold beverage system and that its system’s launch is expected in the fall of 2015.

 We also face competition with respect to some of our consumables, in particular in our CO2 refill business and our flavors. Third parties may manufacture and refill cylinders that can be used with our sparkling water makers. We have generally entered into agreements with distributors and retailers that prohibit them from providing our cylinders to third parties for refilling. Notwithstanding such arrangements, a court ruling in Germany allows consumers to have the CO2 cylinders refilled by third parties. With respect to our flavors, we face competition from various companies that produce syrups to add to sparkling or still water.

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

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction, and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, the United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to 10 years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinder packaging bears the international “green diamond” symbol for a Class 102 product. In the United States and other jurisdictions, our cylinders are regulated as hazardous materials.

Facilities

Our headquarters in Airport City, Israel is comprised of approximately 28,308 square feet of office and warehouse space, which we lease under a lease agreement that terminates in April 2018. Our Lehavim facility, located on a plot of land comprising approximately 915,000 square feet, is expected to ultimately comprise approximately 500,000 square feet of factory, warehouse and office space. Pursuant to the terms of a development agreement with the Israel Land Authority, we are required to complete certain construction of the Lehavim facility by March 2017. Upon satisfaction of the conditions under the development agreement, we expect to enter into a long-term lease agreement with the Israel Land Authority, pursuant to which we will lease the land where the Lehavim facility is situated for a term ending in February 2061, with an option to extend the lease for an additional term of 49 years. We lease our Mishor Adumim manufacturing facility, which is comprised of 164,214 square feet of factory, warehouse and office space, under a lease that terminates in July 2015, subject to automatic extensions of one-year periods. We are currently negotiating with the lessor to allow us to terminate the lease during an extension period following prior notice. Additionally, we lease our manufacturing facility in Alon Tavor, which is comprised of 40,000 square feet of factory space, under a long-term lease with the Israel Land Authority that terminates in December 2049. As part of the ramp-up plan for the Lehavim facility, which is currently scheduled to be completed by the end of 2015, we are gradually phasing out our facilities in Mishor Adumim and in Alon Tavor and intend to complete this process by the end of 2015. Our Ashkelon facility, located on the Mediterranean coast of Israel, is comprised of approximately 21,528 square feet of factory, warehouse and office space and is leased under a lease agreement that terminates in December 2016. We have an option to extend the lease for an additional 12 months. Our facility in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in August 2017. We have the option to extend the lease for an additional 48 months, unless the lessor notifies us at least six months prior to the end of the term that it does not wish to extend the lease. This location is used for sales and marketing activities as well as CO2 refilling. Additional CO2 refilling takes place in the United States, Australia, Israel, the Netherlands, New Zealand, South Africa and Sweden.

Our European commercial and logistics center is managed from Rijen, the Netherlands. We have marketing and sales subsidiary offices in Australia, Canada, Denmark, Finland, Germany, Israel, Italy, Japan, the Netherlands, Norway, South Africa, Sweden, Switzerland, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Seasonality

For a discussion of seasonality, see “Item 5.A — Operating Results — Seasonality.”

C.	Organizational Structure

Our company, SodaStream International Ltd., was formed in March 2007, for the purpose of fully controlling SodaStream Enterprises N.V. (formerly Soda-Club Enterprises N.V.). SodaStream Enterprises N.V., which is registered in the Netherland Antilles, is wholly-owned by SodaStream International Ltd. Our operational activities are carried out by SodaStream International B.V. (formerly Soda-Club International B.V.), which is registered in the Netherlands, and its direct and indirect subsidiaries. SodaStream International B.V. is a wholly-owned subsidiary of SodaStream Enterprises N.V.

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 31, 2015:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
SodaStream Direct, LLC	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Nordics AB	Sweden	100%
SodaStream Professional S.r.l.	Italy	100%
SodaStream Canada Ltd.	Canada	100%
SodaStream K.K.	Japan	100%

D.	Property, Plants and Equipment

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

Summary

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We develop, manufacture and sell sparkling water makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the sparkling water.

As of December 31, 2014, we sold our products through more than 70,000 individual retail stores in 45 countries. Following our purchase of the distribution business from certain of our former distributors, including Eurometalnova SPA in June 2013, covering Italy, and Synergy Trading Corporation in April 2014, covering Japan, as of December 31, 2014, we distributed our products directly in 24 countries and indirectly through local distributors in our remaining markets.

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

We employ a “razor/razor blade” business model, which is designed to increase sales of sparkling water makers (the razor); and to generate recurring sales of higher-margin consumables, consisting of CO2 refills, flavors and carbonation bottles (collectively, the razor blades). As sales of our sparkling water makers increase, we expect that the subsequent sales of related consumables will result in increased gross profits due to the higher gross margins associated with our consumables. However, in order to further develop our customer base, we plan to continue to focus on increasing sales of our sparkling water makers.

Historically, our growth in revenues was driven by our heightened focus on promoting sparkling water maker sales in both existing markets and new markets to increase our installed base of sparkling water makers, particularly in North America, but also in Western Europe. The growth of our installed base of sparkling water makers in turn resulted in an increase in revenues from sales of our consumables. Following seven consecutive years of double-digit growth, our revenues decreased by 9.0% in 2014 as compared to 2013. In October 2014, we adopted a growth plan based on five “growth pillars.” A key element of our strategy is to expand our active installed base of sparkling water makers by further penetrating existing markets, with a focus on the United States, which is our largest individual market, and by entering new markets. Another key element of our strategy is to build consumer awareness and to educate consumers of the benefits of our products.

A.	Operating Results

Key measures of our performance

Revenues

Our revenues consist primarily of sales of sparkling water makers and recurring sales of higher-margin consumables, including CO2 refills, flavors and carbonation bottles. We derive revenues from the sale of goods to our customers, who may be consumers, retail partners or distributors, depending on the sales channel through which the goods are sold. The majority of our product distribution to our ultimate customers is through retail stores. Our distribution retail coverage includes many of the leading chain stores in the markets in which we operate. In some markets, we also distribute our sparkling water makers and consumables directly to consumers through telephone service centers or the internet.

We record revenues from sales of these items at the gross sales price, net of returns, trade discounts, rebates and provisions for estimated returns. We recognize revenues when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenues can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

(in thousands)	Year Ended December 31,
	2012	2013	2014
Sparkling water makers and exchangeable CO2 cylinders	$185,875	$233,146	$172,614
Consumables	241,922	317,798	327,400
Other	8,519	11,779	11,760
Total	$436,316	$562,723	$511,774

	Year Ended December 31,
	2012	2013	2014
Sparkling water makers and exchangeable CO2 cylinders	42.6%	41.4%	33.7%
Consumables	55.4	56.5	64.0
Other	2.0	2.1	2.3
Total	100.0%	100.0%	100.0%

We believe that the number of sparkling water makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of sparkling water maker units sold is indicative of the growth of our customer base and the number of CO2 refills sold is indicative of sales of consumables to our active consumer base. The number of sparkling water maker units that we sold in 2014 decreased by 27.5% compared to 2013 and the number of CO2 refills increased by 16.4%. We estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2014, there were approximately 9.5 million households that create a sparkling water or flavored sparkling water beverage using our system at least once every two weeks, which we refer to as active consumers.

We believe that the sale of every sparkling water maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each sparkling water maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenue category referred to above as “Sparkling water makers and exchangeable CO2 cylinders.” A customer would not typically need to purchase a CO2 refill, which is recorded in the sales category referred to above as “Consumables,” for several months. Our general historical experience is that the growth in consumables in a new market arises over a period of time following the growth in sparkling water maker sales and increases correspondingly to the growth in our active consumer base in such markets. These factors may result in a lag between the growth in sparkling water maker sales and growth in the sales of consumables.

While we anticipate that this trend will continue, a variety of factors, including customer retention rates, the growth of our reverse logistics network, weather and competition, could affect our results in the future.

In some of the markets in which our products are sold, we operate through local distributors. In 2014, one of our distributors, serving one country in Western Europe, accounted for 12.2% of our revenues and contributed a higher proportion of our operating income (as compared to its portion of our revenues). Distributors are generally required to meet annual purchase targets, defined as monetary amounts, for the first year or two of the distribution agreement, as well as to meet certain defined growth targets for each of the subsequent years until the end of the term of the agreement. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. If our distributors do not meet their defined purchase targets, they may lose their exclusivity rights and we also generally have the right to terminate the agreement after a notice period.

Cost of revenues and gross margin

Our cost of revenues consists primarily of raw materials and components, as well as production and production-related labor, freight costs and other direct and indirect production costs. We require certain raw materials to manufacture our sparkling water makers, exchangeable CO2 cylinders, carbonation bottles and flavors, including, in particular, aluminum, certain plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrate. In addition, cost of revenues includes the cost of delivery from the production site to our distribution warehouse where the product is sold. When we sell products to our third-party distributors, they usually collect their orders from our warehouses and bear the cost of delivery.

Gross profit and gross margin are influenced by each of the following factors:

•	The gross margins of our consumables are typically higher than the gross margin of our sparkling water makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenues, thus contributing to overall gross margins.

•	The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In certain markets, our expansion strategy is to work with third-party distributors who we believe will be better able to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•	Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the prices of commodities and other materials such as aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; certain manufacturing costs, which are fixed in nature; and fuel prices, which affect our freight costs.

•	Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to Euro/U.S. Dollar and U.S. Dollar/NIS currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar and NIS being the currencies which a significant portion of our material purchasing and production costs and operational expenses is denominated. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against currency exchange risks, in particular, the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 —Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost increases.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs and commissions.

Our warehousing and distribution expenses primarily consist of rental fees and the cost of delivering our products to our customers’ premises (central retailer warehouses, individual stores, home, office or other location, as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, we also deliver our products directly to our customers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries and the collection of the empty exchangeable CO2 cylinders. In certain cases, we are able to pass some of the delivery costs on to customers.

Our advertising and promotional expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relation expenses. We intend to continue investing in increasing our sales of sparkling water makers and consumables, particularly in the United States.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, rental fees and building maintenance, communications and support costs, as well as legal, professional advisors and audit and review costs.

Other expenses (income), net in 2014 were $10.7 million, and comprised of restructuring costs of $7.3 million and the recording of the impairment of goodwill in the amount of $3.3 million, while in 2013, they were zero.

Financial expenses (income)

Financial expenses or income, net, consist of expenses relating to: (i) borrowing costs, (ii) interest expense on loans less interest income on deposits, (iii) foreign currency exchange expenses or income and (iv) gains or losses on derivative instruments.

Corporate taxes

The regular corporate tax rate in Israel in 2014 and subsequent years is 26.5%. The Israeli corporate tax rate for the 2013 tax year was 25%. Under the Investment Law and other Israeli legislation, we may be entitled to certain tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes. For more information about certain of the tax benefits available to us under Israeli law, see “Item 10.E — Taxation— Israeli tax considerations and government programs.”

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

During 2013 and 2014, we reached agreements with the tax authorities in some of the jurisdictions in which we operate with respect to certain prior tax periods.

Because we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Therefore, our consolidated income tax position is subject to the distribution of our income before tax in the different jurisdictions in which we operate.

We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors for setting our tax liability, in particular, our transfer pricing policy and tax loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 10% and 20% of our income before income tax. There can be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Over the course of our business operations, we have accumulated tax loss carry forwards amounting to approximately $59.5 million as of December 31, 2014.

Share-based compensation

During the year ended December 31, 2014, we granted options to purchase 701,657 ordinary shares under our equity incentive plan, which includes 226,369 restricted share units. The total amount of share-based compensation expense derived from the options and restricted share units granted in the year ended December 31, 2014 was $6.4 million, excluding share-based compensation in respect of options and restricted share units which were granted in respect of options that were modified in 2014. The expense will be recognized over the vesting period. The total amount of share-based compensation expense derived from options and restricted share units granted in the year ended December 31, 2014, including in respect of options that were modified in 2014, was $8.5 million. The expense recognized in 2014 amounted to $3.8 million.

Segments

We review our performance in distinct operating segments representing geographical regions. Each region has similar characteristics relevant to our business and usually includes several markets in which we sell our products.

The sales of our products in each market are managed either by wholly-owned subsidiaries or by external third party distributors. The reported performances of these markets are provided periodically and consolidated for presentation to our board of directors, which acts as our Chief Operating Decision Maker. The data received by the Chief Operating Decision Maker consists of revenues from external customers and segment results by market, which include items directly attributable to each market as well as those that can be allocated on a reasonable basis.

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all of the segments are similar and generally produced at the same production sites. The identified segments are:

•	The Americas consists of the United States, Canada and other markets in North America, Central America and South America, which are significantly influenced by the consumption culture of the United States.

•	Western Europe consists of our markets in Western and Northern Europe, which are characterized by high standards of living and high price levels.

•	Asia-Pacific consists of our markets in Australia and New Zealand, together with other markets in East Asia, including Japan and South Korea, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

•	Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. Most of these markets tend to be characterized by a lower price level in comparison to the other geographic markets in which we operate.

The following table presents our revenues, by segment for the periods presented, as well as segment results from each segment. Segment results are calculated as follows: (i) for markets in which marketing is performed by third-party distributors, segment results represent revenues from external customers, less direct cost of revenues and less advertising expenses for that market; and (ii) for markets in which marketing is performed by us, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative and sales and marketing expenses).

(in thousands)	The Americas	Western Europe	Asia-Pacific	CEMEA	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2012
Revenues	157,705	204,332	42,367	31,912	436,316	-	436,316
Segment results	8,565	49,196	11,085	4,225	73,071	(27,538)	45,533
Year ended December 31, 2013
Revenues	218,169	268,500	43,554	32,500	562,723	-	562,723
Segment results	13,681	55,253	11,122	2,032	82,088	(33,160)	48,928
Year ended December 31, 2014
Revenues	142,301	281,690	53,837	33,946	511,774		511,774
Segment results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971

The following table presents the segments’ revenues, as a percentage of total revenues:

	2012	2013	2014
The Americas	36.1%	38.8%	27.8%
Western Europe	46.9	47.7	55.0
Asia-Pacific	9.7	7.7	10.5
CEMEA	7.3	5.8	6.7
Total	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 12.2% and 12.8% of our total revenues in 2014 and 2013, respectively, and one of our customers in the Americas accounted for 5.6% and 7.5% of our total revenues in 2014 and 2013, respectively.

Revenues from customers located in Israel amounted to $10.4 million in 2012, $13.9 million in 2013 and $11.5 million in 2014. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenues in the Americas decreased by $75.9 million, or 34.8%, to $142.3 million in 2014 from $218.2 million in 2013. The decrease was primarily attributable to lower demand for sparkling water makers and flavors in the United States due to reduced demand and sales by retailers. Revenues in the Americas increased by $60.5 million, or 38.3%, to $218.2 million in 2013 from $157.7 million in 2012. The increase was primarily attributable to growth in household penetration in the United States.

Segment results in the Americas decreased by $17.3 million to negative segment results of $3.6 million in 2014 from $13.7 million in 2013. This decrease was mainly due to the decrease in revenues. Segment results in the Americas increased by $5.1 million to $13.7 million in 2013 from $8.6 million in 2012. This increase was mainly due to the increase in revenues.

Western Europe

Revenues in Western Europe increased by $13.2 million, or 4.9%, to $281.7 million in 2014 from $268.5 million in 2013. This increase was primarily attributable to increased sales in Germany and Austria, partially offset by a decrease in France and Italy. Revenues in Western Europe increased by $64.2 million, or 31.4%, to $268.5 million in 2013 from $204.3 million in 2012. This increase was primarily attributable to increased sales in Germany, France and Italy, as well as the change to direct distribution in Italy since June 2013, with such change contributing approximately $2.7 million to the increase in revenues for the region.

Segment results in Western Europe increased by $4.8 million, or 8.7%, to $60.1 million in 2014 from $55.3 million in 2013. This increase was primarily attributable to increased sales in and profit from Germany. Segment results in Western Europe increased by $6.1 million, or 12.4%, to $55.3 million in 2013 from $49.2 million in 2012. This increase was mainly due to higher revenues in France and Germany.

One market in Western Europe that accounted for 12.2% of our revenues in 2014 contributed a higher proportion of our operating income, as compared to its portion of our revenues in 2014.

Asia-Pacific

Revenues in Asia-Pacific increased by $10.2 million, or 23.6%, to $53.8 million in 2014 from $43.6 million in 2013. This increase was primarily attributable to increased sales in Australia and the acquisition of the distribution business in Japan in April 2014. Revenues in Asia-Pacific increased by $1.2 million, or 2.8%, to $43.6 million in 2013 from $42.4 million in 2012. This modest increase was mainly due to increased sales in Australia and South Korea.

Segment results in Asia-Pacific decreased by $2.9 million, or 26.1%, to $8.2 million in 2014 from $11.1 million in 2013. This decrease was primarily attributable to the decrease in sales and profit from New Zealand and Japan. Segment results in Asia-Pacific were $11.1 million in 2013 and 2012.

CEMEA

Revenues in CEMEA increased by $1.5 million, or 4.4%, to $34.0 million in 2014 from $32.5 million in 2013. This increase was primarily attributable to increased sales in the Czech Republic. Revenues in CEMEA increased by $0.6 million, or 1.8%, to $32.5 million in 2013 from $31.9 million in 2012. The increase in 2013 was primarily attributable to continued growth in certain of our markets in the region, primarily Israel.

Segment results in CEMEA increased by $3.2 million, or 160%, to $5.2 million in 2014 from $2.0 million in 2013. This increase was primarily attributable to an increase in profit from Israel. Segment results in CEMEA decreased by $2.2 million, or 47.6%, to $2.0 million in 2013 from $4.2 million in 2012. The decrease in 2013 was mainly due to higher marketing expenses and changes in the product mix, primarily a higher portion of sparkling water makers with relatively lower gross margins.

Results of operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues decreased by $50.9 million, or 9.0%, to $511.8 million in 2014 from $562.7 million in 2013. The decrease was attributable primarily to a decrease of 27.5 % in the volume of sparkling water makers sold to 3.2 million units in 2014, mainly due to a decrease in sales in the United States and France, partially offset by an increase in sparkling water maker unit sales in Germany, as compared to 4.4 million units in 2013. The decrease in revenues also includes $5.0 million attributable to unfavorable changes in foreign currency exchange rates, mainly the weakening of the Australian dollar against the U.S. dollar by 7.0% in comparison to its average rate in 2013. CO2 refill unit sales increased by 16.0% to 25 million units in 2014 from 21.5 million units in 2013 and flavor unit sales decreased by 8.0% to 31.4 million units in 2014 from 34.4 million units in 2013. By segment, the key regions of revenue growth were Western Europe, with an increase of $13.2 million, and Asia-Pacific, with an increase of $10.2 million. Revenues from CEMEA increased by $1.5 million and the key region of decreased revenues was the Americas with a decrease of $75.9 million.

Gross profit decreased by $32.6 million, or 11.4%, to $253.0 million in 2014 from $285.6 million in 2013. Gross profit as a percentage of revenues, or gross margin, disregarding the impact of restructuring costs, increased by 40 basis points to 51.1% in 2014 compared to 50.7% in 2013. The increase was mainly due to the improved gross margins of sparkling water makers due to significantly lower discounting activities compared to 2013, and a higher portion of CO2 refills in the sales mix and was partially offset by unfavorable changes in foreign currency exchange rates.

Sales and marketing expenses decreased by $8.6 million, or 4.6%, to $177.7 million in 2014 from $186.3 million in 2013. The decrease in sales and marketing expenses was mainly due to lower advertising and promotion expenses, which decreased by $9.6 million to 15.0% of revenues from 15.4% of revenues in the same period in 2013, and the impact of changes in foreign currency exchange rates and was partially offset by additional expenses associated with our Japanese distribution channel which was acquired in April 2014. As a percentage of revenues, sales and marketing expenses increased to 34.7% in 2014 from 33.1% in 2013.

 General and administrative expenses decreased by $0.6 million, or 1.1%, to $49.8 million in 2014 from $50.4 million in 2013. As a percentage of revenues, general and administrative expenses increased to 9.7% in 2014 from 8.9% in 2013. This decrease was mainly due to the reversal of share-based compensation expense of $4.8 million ($2.6 million with respect to prior years and $2.2 million with respect to 2014), partially offset by expenses related to information technology systems support and the Japanese distribution channel.

Other expenses (income), net were $10.7 million, and comprised of restructuring costs of $7.3 million and the recording of the impairment of goodwill in the amount of $3.3 million, while in 2013, they were zero.

Operating income, disregarding the impact of $15.6 million in restructuring costs, decreased to $30.6 million, or 6.0% of revenues, compared to $48.9 million or 8.7% of revenues in 2013. Operating income was negatively impacted by an impairment of goodwill in the amount of $3.3 million reported in other expenses, and a negative impact in the amount of $5.4 million from unfavorable changes in foreign currency exchange rates.

Total financial expenses (income), net increased by $3.4 million, to financial income of $1.2 million in 2014 compared to an expense of $2.2 million in 2013. This increase was mainly attributable to a reduction in the value of loans denominated in Euro.

Income tax expense decreased by $0.8 million to $3.9 million in 2014 from $4.7 million in 2013. The decrease was primarily attributable to lower income before tax and changes in the distribution of profit before tax between territories. Our effective tax rate for 2014 was 23.9% compared to 10.0% for 2013, mainly due to restructuring costs in 2014 which were not deductible for tax purposes in 2014.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues increased by $126.4 million, or 29.0%, to $562.7 million in 2013 from $436.3 million in 2012. This growth was attributable primarily to an increase of 27.2% in the volume of sparkling water makers sold to 4.4 million units in 2013, compared to 3.5 million units in 2012. CO2 refills increased by 29.8% to 21.5 million units in 2013 from 16.5 million units in 2012 and flavors increased by 21.9% to 34.3 million units in 2013 from 28.1 million units in 2012, primarily due to the expansion of our active installed sparkling water maker base. By segment, the key regions of revenue growth were Western Europe, with an increase of $64.2 million, and the Americas, with an increase of $60.5 million. Revenues from Asia-Pacific and from CEMEA increased by $1.2 million and $0.6 million, respectively.

Gross profit increased by $49.8 million, or 21.1%, to $285.6 million in 2013 from $235.8 million in 2012. Gross profit as a percentage of revenues, or gross margin, decreased by 330 basis points to 50.7% in 2013 compared to 54.0% in 2012. The decrease was primarily due to lower sale prices and higher product costs, a shift in product mix towards products with lower gross margins and unfavorable changes in foreign currency exchange rates.

Sales and marketing expenses increased by $33.3 million, or 21.8%, to $186.3 million in 2013 from $153.0 million in 2012. The increase in sales and marketing expenses was due to an increase in sales expenses and advertising and promotion expenses of $21.1 million and $12.2 million, respectively. As a percentage of revenues, sales and marketing expenses decreased to 33.1% in 2013 from 35.1% in 2012.

General and administrative expenses increased by $12.6 million, or 33.3%, to $50.4 million in 2013 from $37.8 million in 2012. As a percentage of revenues, general and administrative expenses increased to 8.9% in 2013 from 8.7% in 2012. This increase was driven by additional expenses associated with our purchase of the Italy and Canada distributor businesses. General and administrative expenses in 2013 also included additional share-based compensation expense associated with the long-term incentive plan for our chief executive officer that was adopted in December 2012.

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

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. Historically, our revenues have generally been strongest in the third and fourth quarters and weakest in the first quarter. However, this was not the case in 2014, as revenues in the second quarter were stronger than in the third and fourth quarters. We generally attribute this historical seasonality to increased demand for our products during the warmer summer months and increased sales associated with holiday shopping.

Our operating expenses and, therefore, our overall margins are also seasonally impacted. For example, we typically increase our advertising and promotional expenditures in the second and fourth quarters. Consequently, our overall operating income may be lower in these quarters.

Our results for any quarter are not necessarily indicative of the results that may be achieved in subsequent quarters or for the full fiscal year. Our quarterly operating results should not be relied on as indications of our future performance.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2014. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
Consolidated statements of operations data:
Revenues	$117,639	$132,390	$144,584	$168,110	$118,172	$141,171	$125,905	$126,526
Cost of revenues	53,554	60,452	66,366	96,781	56,326	69,914	61,428	71,018
Gross profit	64,085	71,938	78,218	71,329	61,846	71,257	64,477	55,508
Operating expenses:
Sales and marketing	38,859	43,639	47,549	56,242	46,146	46,941	41,636	42,945
General and administrative	11,609	13,617	12,660	12,467	13,355	13,072	13,931	9,437
Other income, net	-	-	-	-	-	-	-	10,654
Total operating expenses	50,468	57,256	60,209	68,709	59,501	60,013	55,567	63,036
Operating income	13,617	14,682	18,009	2,620	2,345	11,244	8,910	(7,528)
Total financial expense (income), net	235	711	(315)	1,615	219	906	(1,783)	(534))
Income before income taxes	13,382	13,971	18,324	1,005	2,126	10,338	10,693	(6,994)
Income tax expense (tax benefit)	1,298	1,108	1925	324	348	1,095	1,229	1,196
Net income for the period	$12,084	$12,863	$16,399	$681	$1,778	$9,243	$9,464	$(8,190)

	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
As a percentage of revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	54.5	54.3	54.1	42.4	52.3	50.5	51.2	43.9
Operating expenses:
Sales and marketing	33.0	33.0	32.9	33.5	39.0	33.3	33.1	33.9
General and administrative	9.9	10.3	8.8	7.4	11.3	9.3	11.1	7.5
Other income, net	-	-	-	-	-	-	-	8.4
Total operating expenses	42.9	43.2	41.6	40.9	50.4	42.5	44.1	49.8
Net income for the period	10.3%	9.7%	11.3%	0.4%	1.5%	6.5%	7.5%	(6.5)%
As a percentage of full year results:
Revenues	20.9%	23.5%	25.7%	29.9%	23.1%	27.6%	24.6%	24.7%
Gross profit	22.4	25.2	27.4	25.0	24.4	28.2	25.5	21.9
Operating expenses:
Sales and marketing	20.9	23.4	25.5	30.2	26.0	26.4	23.4	24.2
General and administrative	23.1	27.0	25.1	24.8	26.8	26.3	28.0	18.9
Other income, net	-	-	-	-	-	-	-	100.0
Total operating expenses	21.3	24.2	25.4	29.1	25.0	25.2	23.3	26.5
Net income for the period	28.8%	30.6%	39.0%	1.6%	14.5%	75.2%	77.0%	(66.7)%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013 included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Revenue recognition

As described in Note 3L to our audited consolidated financial statements for the year ended December 31, 2014 included elsewhere in this annual report, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenues can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for most international shipments transfer occurs upon loading the goods onto the relevant carrier.

The exchanging and refilling of exchangeable CO2 cylinders is a critical component of our operations and, since inception, we have developed various methods to protect our rights over the manufacturing, trading and refilling of our exchangeable CO2 cylinders. In this regard, we maintain legal ownership over the exchangeable CO2 cylinders, while establishing the appropriate business and legal framework in each of our markets for trading and refilling activities related to the exchangeable CO2 cylinders.

The transaction of exchangeable CO2 cylinders with customers is treated as a final sale and the related income is recorded. In certain circumstances, where no full cylinder is being exchanged for a returned cylinder, we have an obligation to provide a refund upon request for the returned exchangeable CO2 cylinder. The amount of the refund varies from country to country and from customer to customer (retailer, distributor and end consumer) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers and the refundable amounts are recorded as a reduction of revenue.

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 25.6% of total assets as of December 31, 2014 as compared to 22.1% in 2013. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represented approximately 26.1% of our total property, plant and equipment.

The charge in respect of periodic depreciation of an asset is derived after determining its estimated expected useful life. The useful lives of our assets are determined at the time they are acquired and reviewed annually for appropriateness. The asset’s life is based on historical experience with similar assets as well as anticipation of future events, which may impact its life, such as changes in technology. With respect to the exchangeable CO2 cylinders, although we have no plans to replace the existing aluminum CO2 cylinder model and to date new machines have been designed to use our existing stock of cylinders, we have a continuous process of introducing re-designed or newly-designed sparkling water makers that might require a change to the cylinder design in the future. There is no assurance that future sparkling water maker designs will be compatible with the current cylinders’ models or that changes in governmental regulations, technological developments or other factors will not shorten the useful life of these cylinders in comparison with the current estimates. Our policy is that, if and when new developments lead to the phase-out of the current model of cylinders, we will change the estimated useful life and adjust the depreciation rate of the exchangeable CO2 cylinders.

We continuously evaluate our estimates and assumptions for each reporting period, and, when warranted, adjust these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense and impairment.

Impairment of long-lived assets

We periodically evaluate the recoverable amount of long-lived assets, including goodwill, other intangible assets and property, plant and equipment, relying on a number of factors, including operating results, business plans and projected future cash flows. Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. In addition, at least once a year, we examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

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

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible assets and property, plant and equipment accounting policies affect the amounts reported in our financial statements. In particular, if different estimates of the projected future cash flows or a different selection of an appropriate discount rate or long-term growth rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence, materially different amounts would be reported in our financial statements.

Income tax

Income tax comprises the taxes levied on taxable income in the individual countries and the changes in deferred tax assets and liabilities. The income taxes recognized are reflected at the amounts likely to be payable under the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date.

In compliance with IAS 12 (Income Taxes), deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet prepared according to IFRS and those in the balance sheet drawn up for tax purposes. Deferred taxes are also recognized for consolidation measures and for tax loss carry forwards likely to be realizable. Deferred tax assets relating to deductible temporary differences, tax credits and tax loss carry forwards are recognized where it is sufficiently probable that taxable income will be available in the future to enable the tax loss carry forwards to be utilized. Deferred tax liabilities are recognized on temporary differences taxable in the future. Deferred taxes are calculated at the rates which, on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the reporting date, are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority. The effects of changes in tax rates or tax laws on deferred tax assets and liabilities are generally accounted for in the period in which the changes are substantively enacted. Such effects are normally recognized in the statement of operations. Effects on deferred taxes previously recognized in other comprehensive income are reflected in other comprehensive income. The probability that deferred tax assets resulting from temporary differences or loss carry forwards can be utilized in the future is the subject of forecasts by the individual consolidated subsidiaries regarding their future earnings situation and other parameters. The deferred tax liabilities recognized on planned dividend payments by consolidated subsidiaries depend on assumptions regarding the future earnings situation of the consolidated subsidiaries concerned, their future financing structure and other factors. Changes in the assumptions or in circumstances may necessitate adjustments that result in allocations to deferred taxes or reversals thereof.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. In 2014, total share-based compensation expense amounted to $3.8 million. The fair value of share-based compensation is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (weighted average historic volatility of the company’s shares and of comparable companies over the expected term of the awards), expected life of the instruments (based on averaging the vesting schedule of the awards and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the awards). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Changes in accounting policies

The Company has applied the following new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2014.

1.	Amendment to IAS 32, Financial Instruments, Presentation.

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 is applicable retrospectively.

B.	Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital increased by $3.4 million to $158.8 million as of December 31, 2014 from $155.4 million as of December 31, 2013. The increase in working capital was funded primarily from cash and cash equivalents on hand and long-term loans. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our short-term credit facilities. Beginning in 2014, we also funded a portion of our working capital with long-term loans. Our capital investments have included the following: the expansion of our production capacity and capabilities; the construction of the Lehavim facility; improvements and the expansion of our distribution and corporate facilities; investments in developing new products; and investments and improvements in our information technology systems.

Our inventory strategy has historically included increasing inventory levels to meet anticipated and a certain level of unexpected consumer demand for our products. This includes maintaining an inventory of sparkling water makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the next four to five months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons.

As of December 31, 2014, we had $9.2 million outstanding under long-term loans which are recorded as current maturities in our audited consolidated financial statements appearing elsewhere in this annual report and $34.6 million outstanding under long-term loans. These loans were provided by banks in Israel. See “— Credit facilities” below.

Based on our current business plan, we believe that our cash, cash equivalents, borrowings available under our short-term credit facilities and cash flow from operations, will be sufficient to meet our currently anticipated cash requirements for the next 12 months. We may require new borrowings or additional capital in order to finance our activities.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2012	2013	2014
Net cash from operating activities	$37,177	$2,780	$35,585
Net cash used in investing activities	(9,228)	(43,686)	(59,974)
Net cash from (used in) financing activities	(983)	19,636	32,278

Cash from operating activities

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

Cash flow from operating activities was $35.6 million in 2014 as compared to cash flow from operating activities of $2.8 million in 2013. This was primarily due to a decrease in net cash outflows to working capital of $58.2 million to $12.3 million in 2014 from $70.5 million in 2013, an increase in adjustments to net income for a non-cash item of $9.2 million to $40.1 million in 2014 from $30.9 million in 2013, partially offset by a decrease in net income of $29.7 million to $12.3 million in 2014 from $42.0 million in 2013. Adjustments to net income for non-cash items increased in 2014 as compared to 2013 primarily due to restructuring costs and goodwill impairment partially offset by a decrease in share-based compensation expense and favorable exchange rate differences on long-term loans. The decrease in cash outflows related to working capital was primarily driven by a decrease in trade and other receivables of $21.5 million in 2014 compared to a $44.4 million increase in 2013, an increase in provisions and other current liabilities of $1.4 million in 2014 compared to a $9.2 million decrease in 2013, an increase in inventories of $12.7 million in 2014 compared to a $20.2 million increase in 2013, partially offset by a decrease in trade payables of $22.6 million in 2014 compared to a $3.3 million increase in 2013.

Cash from operating activities was $2.8 million in 2013 as compared to cash from operating activities of $37.2 million in 2012. This decrease was primarily due to an increase in net cash outflows to working capital of $49.1 million to $70.5 million in 2013 from $21.4 million in 2012, a decrease in net income of $1.9 million to $42.0 million in 2013 from $43.9 million in 2012, partially offset by an increase in adjustments to net income for a non-cash item of $13.9 million to $30.9 million in 2013 from $17.0 million in 2012. Adjustments to net income for non-cash items increased in 2013 as compared to 2012 primarily due to an increase in share-based compensation expense, an increase in depreciation and amortization, and an increase in income tax expense. The increase in cash outflows related to working capital was primarily driven by an increase in trade payables of $3.3 million in 2013 compared to a $40.0 million increase in 2012, a decrease in provisions and other current liabilities of $9.2 million compared to a $14.9 million increase in 2012, partially offset by an increase in trade and other receivables of $44.4 million in 2013 compared to a $49.4 million increase in 2012 and an increase in inventories of $20.2 million in 2013 compared to a $26.8 million increase in 2012.

Cash used in investing activities

Cash used in investing activities increased by $16.3 million to $60.0 million in 2014 from $43.7 million in 2013, primarily as a result of capital expenditures in connection with the construction of the Lehavim facility.

Cash used in investing activities increased by $34.5 million to $43.7 million in 2013 from $9.2 million in 2012, primarily as a result of a decrease in proceeds from bank deposits, partially offset by a decrease in investments in bank deposits and a decrease in acquisitions of subsidiaries.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology, however, beginning in 2014, a material portion of our capital expenditures was related to the construction of the Lehavim facility. In order to support our business, in addition to investing in the further construction and the ramp-up of the Lehavim facility, we intend to continue to invest in production machinery and equipment, additional CO2 filling lines, corporate facilities and information technology infrastructure in 2015 and thereafter. See “—Capital expenditures” below.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash used in financing activities was $32.3 million in 2014 as compared to cash from financing activities of $19.6 million in 2013. This change was mainly due to $49.3 million in long-term loans taken from banks in Israel offset by repayments of short-term debt of $15.5 million in 2014 as compared to no repayments in 2013.

Cash from financing activities was $19.6 million in 2013 as compared to cash used in financing activities of $1.0 million in 2012. This change was mainly due to changes in short-term debt of $15.5 million in 2013 as compared to repayments of $3.9 million in 2012.

Credit facilities

Long-term and short-term debt

As of December 31, 2014, we had debt of $43.9 million under secured long-term loan agreements of which $9.2 million is recorded as current maturities in our audited consolidated financial statements appearing elsewhere in this annual report. Our long-term loans are denominated in Euros. Outstanding principal amounts under the secured long-term loan agreements, are subject to variable, LIBOR-based, interest rates, plus a margin ranging between 1.85% and 2.15%.

As of December 31, 2014, we had short-term credit facilities with a total borrowing capacity of $20.0 million, of which none was outstanding as of such date. In addition, as at December 31, 2014, we entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $27.0 million.

Capital expenditures

Our capital expenditures in 2014 and 2013 amounted to $55.2 million and $39.8 million, respectively. The increase in capital expenditures in 2014 as compared to 2013 was mainly due to the construction of the Lehavim facility. We anticipate our capital expenditures in 2015 to primarily be related to the further construction of the Lehavim facility, expansion of our production capacity and capabilities, including the ramp-up of the Lehavim facility, investments in developing new products and investments and improvements in our information technology systems. We are in the process of transitioning most of our manufacturing operations in Israel to the Lehavim facility. The Lehavim facility will house various manufacturing functions, including metals, bottle blowing, machining, assembly, cylinder manufacturing, CO2 refills, cylinder retesting, plastic injection and printing. The Lehavim facility is situated in an industrial park that is located in a specified development zone. We have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D —Risk Factors – The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes” and “Item 10.E — Taxation — Israeli tax considerations and government programs —Law for the encouragement of capital investments, 5719-1959.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2014 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

Operating lease obligations	$5,994	$4,299	$1,309	$60	$11,662
Long-term debt obligations	9,239	27,716	6,929	-	43,884
Purchase obligations	53,452	-	-	-	53,452
Total	$68,685	$31,945	$8,238	$60	$108,998

The above table does not include obligations in respect of long-term employee benefits in the amount of $2.2 million as of December 31, 2014.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2015:

Name	Age	Position
Executive officers
Daniel Birnbaum	52	Chief Executive Officer and Director
Daniel Erdreich	51	Chief Financial Officer
Shmuel Perez	55	Chief Operations Officer
Eyal Shohat	41	Chief Corporate Development Officer
Mika Mazor	37	Chief People Officer
Yaron Kopel	44	Chief Product, Innovation and Design Officer
Amir Eyal	44	Chief Corporate Services Officer
Directors
Yuval Cohen (1)	52	Chairman
Eytan Glazer (1) (2) (3) (4) (5)	52	Director
Lauri A. Hanover (1) (2) (3) (4) (5)	55	Director
David Morris (1) (2) (3) (4)	45	Director
Stanley Stern (1)	58	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.
(4)	Member of our Audit Committee.
(5)	External Director under the Companies Law.

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

Eyal Shohat has served as our Chief Corporate Development Officer since January 2015. Prior thereto, Mr. Shohat served as our Chief Legal Officer since May 2010. From 2007 to April 2010, Mr. Shohat was Vice President, Legal Affairs of Frutarom Industries Ltd., a public company listed on the Tel Aviv and London Stock Exchanges. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. in Accounting, an L.L.B. and an M.B.A., each from Tel Aviv University.

Mika Mazor has served as our Chief People Officer since February 2012. From 2002 to 2012, Ms. Mazor worked at Amdocs (NYSE: DOX) in various human resources roles, including, most recently as Vice President of Human Resources for Israel and Corporate Units, after having previously served as Managing Senior Talent Unit and Human Resources Director of the European Division. From 2000 to 2002, Ms. Mazor worked in human resources for Manpower Israel. Ms. Mazor holds an M.B.A. in Organizational Behavior and a B.A. in Management specializing in human resources, both from Ben Gurion University, Israel. Ms. Mazor is also a multi-certified organizational coach and mentor, including 360-Degree Feedback and Myers-Briggs Type Indicator (MBTI) certification.

Yaron Kopel joined our company in September 2011 as our Chief Product Innovation and Design Officer.. From 2009 to 2011, Mr. Kopel was the Vice President of Marketing and Innovation for Excellence Israel, a large investment house in Israel. Prior to that, Mr. Kopel was the founder of ZER4U, one of Israel’s leading flower chains, and founder of TeCasan, an upscale, women’s shoe brand in New York City. In 2003, Mr. Kopel was awarded Israel’s Young Entrepreneur of the Year in a global contest sponsored by Ernst & Young. Mr. Kopel holds a B.A. in Business and Economics from Tel Aviv Academy.

Shmuel Perez has served as our Chief Operations Officer since January 2015. Prior to joining SodaStream, Mr. Perez worked in the semiconductor industry for 27 years, holding a variety of senior management positions at Intel, Numonyx and Micron Technology, Inc., including, most recently, as General Manager of Micron’s wafer fabrication facility in Israel. Mr. Perez holds a B.Sc. in Industrial Engineering and an M.B.A., both from Ben Gurion University, Israel.

Amir Eyal has served as our Chief Corporate Services Officer since January 2015. Mr. Eyal joined us in March 2013 as Vice President, Operations. From 1999 to 2013, Amir held various operational positions at Amdocs (NYSE: DOX), including, most recently, Vice President, Global Operations and Vice President, Global Procurement. Prior thereto, Mr. Eyal worked in Civil Engineering, including as Chief Engineer of the Tel-Aviv Metropolitan Mass Transit System. Amir holds a B.Sc. in Civil Engineering from the Technion - Israel Institute of Technology.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $900 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a chairman of the board of directors of Kornit Digital Ltd. (Nasdaq:KRNT), as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Wix.com Ltd. (Nasdaq:WIX). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Since August 2013, Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Stanley Stern has served as a member of our board of directors since February 2015. Since February 2013, Mr. Stern has served as the president of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) and Ekso Bionics. Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures and, between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as Chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and Chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

B.	Compensation

Compensation of officers and directors

The aggregate compensation expensed by us and our subsidiaries to our directors and executive officers, including share-based compensation and amounts accrued for pension, severance, retirement or similar benefits, for the year ended December 31, 2014, was approximately $7.1 million. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 per written consent of the board or a committee thereof. The Chairman of the Board receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors, other than Mr. Stanley Stern who recently joined our board of directors, were each granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share. All such options have vested. Mr. Cohen instructed us to pay his director fees and option grants directly to an affiliate of Fortissimo Capital and as of the first quarter of 2014 directly to him. In December 2013, our then non-employee directors were each granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. The options vest over three years as follows: 6,666 of the options vested on the first anniversary of the date of grant and 6,667 of the options will vest on each of the second and third anniversaries of the date of grant.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2014 as required by regulations promulgated under the Companies Law.

All amounts set forth in the below table represent the cost to our company, as recognized in our audited consolidated financial statements for the year ended December 31, 2014, in U.S. dollars.

Name and Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)		Total
	(in U.S. dollars)
Daniel Birnbaum Chief Executive Officer	451,850	(4)	326,227	(5)	778,077	(6)
Daniel Erdreich Chief Financial Officer	322,465	0	586,939		909,404
Yoram Evan Chief Commercial Officer(7)	290,544	0	573,025		863,579
Yossi Azarzar Chief Operating Officer(8)	292,379	0	585,544		877,923
Eyal Shohat Chief Corporate Development Officer	243,247	0	347,056		590,303

(1)	Amounts reported in this column include salary, social benefits and perquisites, including those mandated by applicable law.
(2)	Represents the amount recognized in our audited consolidated financial statements for the year ended December 31, 2014 for bonuses to such office holder.

(3)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2014 based on the grant date fair value in accordance with accounting guidance for share-based payment. See Notes 3J(5), 4D and 27 to our audited consolidated financial statements for the year ended December 31, 2014.
(4)	$750,000 in connection with the long-term incentive plan for Mr. Birnbaum that was adopted in December 2012 was recognized in our audited consolidated financial statements for the year ended December 31, 2014. The conditions for the payment of such bonus amount have not been satisfied as of the date of this annual report.
(5)	Amount reflects the reversal of share-based compensation expense of $4.8 million ($2.6 million with respect to prior years and $2.2 million with respect to 2014) in connection with the long-term incentive plan for Mr. Birnbaum that was adopted in December 2012.
(6)	Does not include the bonus amount referred to in note (4) above.
(7)	Mr. Evan resigned from our company in January 2015.
(8)	Mr. Azarzar ceased serving as our Chief Operating Officer in January 2015 and serves in our company in another capacity.

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

On December 20, 2012, our shareholders approved the following changes to the compensation package given to Mr. Birnbaum including an increase in (1) gross monthly salary to NIS 0.1 million (approximately $27,000) per month, (2) annual paid vacation to 30 days per year and (3) our contribution to the chief executive officer’s education fund to 7.5% of the chief executive officer’s monthly gross salary without limitation to the amount that provides a tax benefit under the Israeli Tax Ordinance. The above changes were deemed effective as of January 1, 2012. In addition, the shareholders approved an annual bonus for the year 2011 in the amount of $0.1 million for his contribution to our results and achievements in 2011 and a bonus to our chief executive officer, in an amount equal to 12 months of the chief executive officer’s monthly gross salary at the time of payment, if we achieved, at least, the target revenues and target EBITDA that were set in the 2012 annual budget as previously approved by the board of directors. For the year 2013 and thereafter, an annual cash bonus plan for the chief executive officer of an amount equal to a maximum of up to an amount that equals 14 months of the chief executive officer’s gross monthly salary that is in effect at the time of payment, of which an amount equal to up to 12 months of the chief executive officer’s gross monthly salary will be paid if quantitative targets have been reached and an additional amount equal to up to two months of the chief executive officer’s gross monthly salary will be paid if qualitative targets have been reached. The quantitative targets for each fiscal year shall be set by the board of directors at the time of approving the annual budget for such year, provided, that such approval shall not take place later than March 31 of any given year.

On December 20, 2012, our shareholders approved a long-term incentive plan for our chief executive officer, pursuant to which 135,000 of the options vested on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget.

Companies Law requirements

Pursuant to the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

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

We currently have outstanding options to purchase our ordinary shares that were granted under the ESOP. As of December 31, 2014, 135,015 ordinary shares which are not subject to outstanding options or other equity awards remained available for issuance under the ESOP. As of December 31, 2014, options to purchase 1,820,526 ordinary shares had been granted and were outstanding, at a weighted average exercise price of $25.38 per share, which includes 6,935 restricted share units granted to a former shareholder of a subsidiary as part of the consideration for shares of the subsidiary and 226,631 restricted share units granted to employees. Of these outstanding options, as of December 31, 2014, options to purchase 754,345 ordinary shares were vested and exercisable.

In general, the vesting schedule for options granted under the ESOP provides that 25% or 33.3% of the options will vest one year after the date of grant and the remainder will vest in equal portions at the end of each quarter thereafter for 12 or eight quarters, respectively. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant. Options granted on or after February 23, 2012, but prior to February 26, 2013, will expire six years after the date of grant. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her options will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has 12 months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

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

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised awards will be replaced by equally ranking awards of the successor company. If the successor company refuses to issue replacement awards, the vesting and exercisability of outstanding awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the company’s assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10-day period to participate in a liquidation distribution. In 2012, as part of approving our CEO’s long-term incentive plan, our shareholders approved that in the event of a change of control in the company, all options granted previously to the CEO will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013, our compensation committee and board of directors approved the same option acceleration for all of our then executive officers of the company.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of December 31, 2014:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum,	210,000	$20.00	Nov. 2, 2020	210,000
Chief Executive Officer and Director	55,000	$35.35	Nov. 7, 2021	55,000
	450,000	$35.80	Dec. 20, 2018	450,000
				715,000

On December 20, 2012, our shareholders approved a Long-Term Incentive Plan for our chief executive officer, pursuant to which he was granted option to purchase 450,000 shares of which 135,000 of the options vested on January 1, 2014, and 315,000 of the options vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement (as may be discounted) of at least 100%. The weighted revenue-EBITDA measurement is calculated based on our aggregate annual EBITDA at the end of each of the years from 2012 through 2015, subject to extension to 2016 and our aggregate revenue and EBITDA included in our annual approved budget.

C.	Board Practices

Board of directors and officers

Our current board of directors consists of five directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2017. Class II directors, consisting of Mr. Yuval Cohen and Mr. Stanley Stern, will hold office until our annual meeting of shareholders to be held in 2015. Class III directors, consisting of Mr. David Morris, will hold office until our annual meeting of shareholders to be held in 2016. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described above.

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

The term “affiliation” includes:

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

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; a spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

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

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding clause) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli company traded on the Nasdaq Global Select Market is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for two additional three-year terms, provided that:

(a) the board of directors has recommended such reelection and such reelection is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors;

(b) the reelection has been recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights; or

(c) an incumbent external director has nominated him or herself for an additional term and his or her reelection is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights.

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

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, who approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. In such cases, the board of directors’ reasoning must be brought before the shareholders and the external director must be granted a reasonable opportunity to present his or her position.

An Israeli court may remove external directors (1) at the request of a director or a shareholder of the company if it determines that the external director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (2) at the request of the company, a director, a shareholder or a creditor of the company, if it determines that the external director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law.

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

Companies Law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors, and one of the external directors must serve as chairperson of the committee. The audit committee may not include:

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

A majority of the total number of then-serving members of the audit committee shall constitute a quorum for the transaction of business at the audit committee meetings, provided that the majority of the members present at such meeting are unaffiliated directors and at least one of such members is an external director. In addition, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

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

Ms. Hanover and Messrs. Glazer and Morris are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Rules.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders, or in which they have a personal interest. See “— Fiduciary duties and approval of specified related party transactions under Israeli law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval a majority of the committee’s members are present and a majority of those present are unaffiliated directors, including at least one external director.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include:

•	retaining and terminating our independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors;

•	examining our quarterly and annual financial reports prior to their submission to the board of directors;

•	to determine whether to classify certain arrangements or transactions as requiring special approval under the Companies Law;

•	determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material);

•	where the board of directors approves the working plan of the internal audit, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his or her responsibilities (taking into consideration our special needs and size);

•	examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the general meeting of shareholders); and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our annual general meeting of shareholders held in December 2013. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement (excluding abstentions); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Under the Companies Law, subject to certain conditions, the board of directors may adopt the compensation policy even if it is not approved by the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules which include:

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

Ms. Hanover and Messrs. Glazer and Morris are independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

Nominating and governance committee

Our nominating and governance committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the nominating and governance committee is Mr. Glazer.

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules which include:

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

Ms. Hanover and Messrs. Glazer and Morris are independent under the Nasdaq Rules.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Ms. Joy Luk is an employee of our company and fills the role of our internal auditor since July 2014. Ms. Luk holds a B.A. in Accounting from the University of Texas at Austin and is a certified public accountant in Texas.

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

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal benefit for himself or herself or for others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

A “personal interest” is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder has no personal interest in the approval of the matter.

Under the Companies Law, an “extraordinary transaction” which requires approval is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is not performed by the office holder in good faith or unless it is in the company’s interest.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval of the board of directors. Our articles of association do not provide otherwise.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit committee — Approval of transactions with related parties” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

•	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

In addition, under the Companies Law, our audit committee is obliged to set the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest.

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

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, have a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”

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

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of our IPO, the maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, the greater of (a) an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million. In the opinion of the SEC, indemnification of directors and executive officers for liabilities arising under the Securities Act however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

D.	Employees

As of December 31, 2014, we had 2,314 employees of whom 1,683 were based in Israel, 133 were in the Netherlands, 125 were in Germany, 120 were in the United States and 253 were in other countries. Of the total number of employees, approximately 389 were temporary employees (most of whom worked at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,
Department	2012	2013	2014
Operations, product development and innovation	1,645	1,952	1,722
Sales and marketing	360	392	374
General and administration	206	202	197
Management	21	27	21
Total	2,232	2,573	2,314

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our employees in Israel are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel.

In general, agreements with our employees forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us. Certain of these restrictions may be of no or little enforceability under Israeli law and may be of questionable enforceability in other jurisdictions. In addition, many of the employees in our manufacturing facilities are employed through third-party manpower agencies. Under Israeli Law, after nine consecutive months of employment with the same company, employees employed through third party manpower agencies become employees of the company at which they were placed by the manpower agency, and are entitled to all related protective labor provisions as of the first day of such individual’s employment with the company at which they were placed.

Employees that work for our international subsidiaries are subject to local law and in most cases have entered into personal employment agreements with the particular subsidiary that they work for. These agreements generally also include non-competition and non-disclosure provisions. Our employees located in Germany are subject to local collective bargaining agreements.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B — Compensation — Option plans” and “Item 7.A — Major Shareholders.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 by:

•   each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•   each of our executive officers;

•   each of our directors; and

•   all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after March 31, 2015. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 21,018,546 ordinary shares outstanding as of March 31, 2015.

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

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
FMR LLC and Affiliates (1)	1,898,655	9.0%
Real Property International Limited (2)	1,270,008	6.0%
Executive officers and directors
Yuval Cohen	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (3)	*	*
Stanley Stern	-	-
Daniel Birnbaum (4)	472,992	2.2%
Daniel Erdreich	*	*
Shmuel Perez	-	-
Eyal Shohat	*	*
Mika Mazor	*	*
Yaron Kopel	*	*
Amir Eyal	*	*
All executive officers and directors as a group (12 persons) (5)	655,171	3.0%

* Less than 1%.

(1)	Based on a Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC (“FMR”). Consists of 1,886,755 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 11,900 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d and FMR each has sole dispositive power over 1,886,755 shares and sole voting and dispositive power over 11,900 shares. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(2)	Based on a Schedule 13G/A filed with the SEC on February 11, 2015. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris, one of our directors. The principal address of each Reporting Person is 237 Main Street, Gibraltar, GX11 1AA.
(3)	The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.
(4)	Consists of 83,300 shares purchased in open market transactions in February 2015 and options to purchase 389,692 shares which are currently exercisable or exercisable within 60 days of March 31, 2015.
(5)	Consists of 86,117 shares, options to purchase 566,491 shares and 2,563 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of March 31, 2015.

Based on a Schedule 13G/A filed with the SEC on February 17, 2015, Clal Insurance Enterprises Holdings Ltd. ceased to be the beneficial owner of 5% or more of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on February 17, 2015, Tremblant Capital Group ceased to be the beneficial owner of 5% or more of our ordinary shares. Based on a Schedule 13G/A filed with the SEC, on February 13, 2014, Cadian Capital Management, LLC and Eric Bannasch ceased to be the beneficial owner of 5% or more of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on September 27, 2013, Morgan Stanley ceased to be the beneficial owner of 5% or more of our ordinary shares.

Shareholders of Record

As of March 31, 2015, we had five shareholders of record of our ordinary shares, four of which were located in the United States, representing approximately 99.9% of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The record holders in the United States included Cede & Co., the nominee of the Depositary Trust Company. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. All of our ordinary shares have identical voting and other rights.

B.	Related Party Transactions

Since January 1, 2014, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

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

For certain arrangements with our chief executive officer, see “Item 6. B. — Compensation — Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

Options

Since our inception, we have granted options to purchase our ordinary shares and restricted share units to certain of our officers. We describe our equity incentive plans under “Item 6.B. — Compensation — Option plans.”

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6.C — Board Practices — Exculpation, insurance and indemnification of office holders.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal proceedings

We are currently party to a number of lawsuits in various jurisdictions in which we do business, including product liability actions and employee lawsuits. Product liability suits are generally covered by our product liability insurance and, in many cases, involve the use of third-party products with our home beverage carbonating system, such as carbonation bottles or CO2 cylinders. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

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

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under Israeli law, the amount distributed is further limited to the greater of retained earnings or earnings generated over the two most recent fiscal years. In the event that we do not meet the retained earnings criteria, as defined in the Companies Law, we may seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10.B — Memorandum and Articles of Association — Dividend and liquidation rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E — Taxation — Israeli tax considerations and government programs — Taxation of our shareholders — Taxation of non-Israeli shareholders on receipt of dividend.”

B.	Significant Changes

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

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

	Low	High
Year Ended December 31, 2010
Fourth Quarter (beginning November 3, 2010)	$23.15	$43.88
Year Ended December 31, 2011
Annual	$27.00	$79.72
Year Ended December 31, 2012
Annual	$28.28	$48.13
Year Ended December 31, 2013
Annual	$45.25	$77.80
First Quarter	$45.25	$53.99
Second Quarter	$47.25	$77.80
Third Quarter	$55.00	$74.00
Fourth Quarter	$48.39	$66.80
Year Ended December 31, 2014
Annual	$19.85	$51.71
First Quarter	$35.27	$51.71
Second Quarter	$33.00	$47.30
Third Quarter	$28.65	$36.53
Fourth Quarter	$19.85	$29.49
Last Six Months
October 2014	$20.13	$29.49
November 2014	$21.19	$23.64
December 2014	$19.85	$22.04
January 2015	$17.81	$20.30
February 2015	$16.80	$20.61
March 2015	$16.82	$20.50

On March 31, 2015, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $20.26 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects and Purposes

We are registered with the Israeli Registrar of Companies. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

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

Share ownership restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel. However, citizens of countries which are, or have been, in a state of war with Israel, and in certain cases, their affiliates, may not be recognized as owners of ordinary shares.

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

Dividend and liquidation rights

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if offerees holding less than 2% of the company’s issued and outstanding share capital failed to approve such tender offer). However, a shareholder that had its shares so transferred, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of their taxable income. The corporate tax rate for the tax years 2014 and 2013 was 26.5% and 25%, respectively. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the encouragement of industry (taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that one of our Israeli subsidiaries currently qualifies as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and which is located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization over an eight-year period of the cost of purchased know how and patents and of rights to use a patent and know-how which are used for the development or advancement of Industrial Enterprises;

•	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

We intend to continue to qualify as an “Industrial Company” in the future. However, there can be no assurance that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the encouragement of capital investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, was significantly amended as of January 1, 2011 (the “2011 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax benefits prior to the 2011 Amendment

The Investment Law provided certain incentives for capital investments in a production facility (or other eligible assets) made by an “Approved Enterprise”, as defined by the Investment Law, upon approval by the Investment Center of the Israel Ministry of the Economy. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific program. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates.

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

Israeli transfer pricing regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between parties that have a special relationship be conducted according to an arm’s length principle standard and be taxed accordingly and that the intercompany prices be supported by a transfer pricing study.

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends. Non-residents of Israel are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to receipt of a valid certificate from the Israeli Tax Authority allowing for a reduce tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable withholding tax rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company, in which case the rate is 25%. A “substantial shareholder” is generally a person who holds, directly or indirectly, alone or together with another, , at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, to receive profits, to nominate a director or an executive officer, to receive assets upon liquidation, or to order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

We cannot assure you that, in the event we declare a dividend, we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (26.5% in 2014) and the marginal tax rate of up to 48% for an individual in 2014).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 800,000 in a tax year, which amount is linked to the annual change in the Israeli consumer price index (NIS 811,560 for 2014), including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2014. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “regularly traded” on a “qualified exchange. ” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and 10% shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.sodastream.com. We will furnish hard copies of such reports to our shareholders free of charge upon a written request. The information contained on, or that can be accessed through, our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C.1.ii to our consolidated financial statements as of and for the year ended December 31, 2014 included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2014, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar and NIS.

Based on our results in 2014, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $2.4 million. Based on our results in 2014, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $1.7 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2012	2013	2014
Unrealized foreign currency exchange rate gains (losses)	$2,157	$(234)	$(18,302)
Realized foreign currency exchange rate gains (losses)	50	(1,859)	1,698
Derivative gains (losses)	(504)	310	906

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

The effective date of the registration statement, File No. 333-170007, for our IPO of ordinary shares, par value NIS 0.645 per share, was November 2, 2010. We sold 5,447,368 of our ordinary shares in our IPO. The aggregate offering price of the shares sold was approximately $109 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $11.1 million. The net proceeds that we received from the offering were approximately $97.9 million, all of which have been applied.

Item 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

Based on this assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

The effectiveness of management’s internal control over financial reporting as of December 31, 2014 has been audited by our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, and their report as of April 19, 2015 herein expresses an unqualified opinion on our internal control over financial reporting.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-72 of this Form 20-F and is incorporated herein by reference.

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

Our Board has determined that Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Ms. Hanover is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Rules. For Ms. Hanover’s relevant experience, see “Item 6.A. — Directors, Senior Management and Employees — Directors and Senior Management.”

Item 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our corporate website at http://sodastream.investorroom.com under “Corporate Governance — Governance Documents.” Waivers of and amendments to our Code of Ethics may only be approved by the board of directors. Under Item 16B. of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. or (ii) through the filing of a Form 6-K.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, has served as our independent registered public accounting firm for 2013 and 2014. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2013	2014

Audit Fees	$1,182,094	$748,500
Audit-Related Fees	-	-
Tax Fees	-	-
Other Fees	-	10,700
Total	$1,182,094	$759,200

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Other Fees” are the aggregate fees billed for consultation in connection with compliance with regulatory disclosure requirements.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-72 of this annual report.

Item 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to SodaStream’s Registration Statement on Form F-1, as amended, File No. 333-170007 (“Registration Statement No. 333-170007”), as filed with the SEC on October 19, 2010)

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration Statement No. 333-170007, as filed with the SEC on October 26, 2010)

4.2(c)	Amendment to the 2010 Employee Share Option Plan (incorporated by reference to Exhibit 4.2(c) to SodaStream’s annual report on Form 20-F filed with the SEC on April 30, 2014)

4.3	Compensation Policy for Office Holders (incorporated by reference to SodaStream’s Form 6-K furnished to the SEC on November 18, 2013)

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: April 19, 2015	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter- “the Company”) and subsidiaries (hereinafter- “the Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Somekh Chaikin,

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel-Aviv, Israel

April 19, 2015

SodaStream International Ltd.

Consolidated Balance Sheets as of December 31

(in thousands)

	Note	2013	2014
Assets

Cash and cash equivalents	12	$40,885	46,880
Inventories	10	140,709	138,392
Trade receivables		123,936	94,217
Other receivables	11	22,208	34,789
Derivative financial instruments	24	538	1,035
Total current assets		328,276	315,313

Property, plant and equipment	8	107,132	124,817
Intangible assets	9	48,104	44,389
Deferred tax assets	22	1,089	2,506
Other receivables		398	273
Total non-current assets		156,723	171,985

Total assets		484,999	487,298

Liabilities

Loans and borrowings	14	15,452	9,239
Derivative financial instruments	24	103	491
Trade payables		90,749	67,011
Income tax payable	22	9,869	11,740
Provisions	16	1,614	2,469
Other current liabilities	17	29,674	27,882
Total current liabilities		147,461	118,832

Loans and borrowings	14	-	34,645
Employee benefits	15	2,221	2,174
Other non-current liabilities		714	122
Deferred tax liabilities	22	2,997	750
Total non-current liabilities		5,932	37,691
Total liabilities		153,393	156,523

Shareholders’ equity

Share capital	13	3,378	3,400
Share premium		193,649	198,918
Translation reserve	13	3,394	(14,908)
Retained earnings		131,185	143,365
Total shareholders’ equity		331,606	330,775

Total liabilities and shareholders’ equity		$484,999	$487,298

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2012	2013	2014

Revenues		$436,316	$562,723	$511,774
Cost of revenues		200,491	277,153	258,686

Gross profit		235,825	285,570	253,088

Operating expenses
Sales and marketing	20	153,009	186,289	177,668
General and administrative	19	37,767	50,353	49,795
Other expense (income), net	18	(484)	-	10,654

Total operating expenses		190,292	236,642	238,117

Operating income		45,533	48,928	14,971

Interest expense , net	21	169	551	401
Other financial expense (income), net	21	767	1,695	(1,593)

Total financial expenses (income), net		936	2,246	(1,192)

Income before income tax		44,597	46,682	16,163

Income tax expense	22	737	4,655	3,868

Net income for the year		$43,860	$42,027	$12,295

Net income per share
Basic	26	$2.16	$2.02	$0.59
Diluted	26	$2.09	$1.96	$0.58

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31

(in thousands)

	2012	2013	2014

Net income for the year	$43,860	$42,027	$12,295

Items that after initial recognition in comprehensive income are or may be reclassified to profit or loss

Foreign currency translation differences of foreign operations	2,157	(234)	(18,302)

Items that will never be reclassified to profit or loss

Defined benefit plan remeasurements, net of tax	(338)	(36)	(115)

Total comprehensive income (loss) for the year	$45,679	$41,757	$(6,122)

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company
	Share	Share	Translation	Retained
	capital	premium	reserve	earnings	Total
Balance as of January 1, 2012	$3,238	$168,601	$1,471	$45,672	$218,982
Net income for the year	-	-	-	43,860	43,860
Other comprehensive income (loss) for the
year	-	-	2,157	(338)	1,819
Total comprehensive income for the year	-	-	2,157	43,522	45,679
Share-based payment	-	6,189	-	-	6,189
RSU vested during the year (1)	3	747	-	-	750
Exercise of employee share options	89	2,801	-	-	2,890
Balance as of December 31, 2012	$3,330	$178,338	$3,628	$89,194	$274,490
Net income for the year	-	-	-	42,027	42,027
Other comprehensive loss for the year	-	-	(234)	(36)	(270)
Total comprehensive income (loss) for the
year	-	-	(234)	41,991	41,757
Share-based payment	-	11,019	-	-	11,019
RSU vested during the year (1)	1	155	-	-	156
Exercise of employee share options	47	4,137	-	-	4,184
Balance as of December 31, 2013	$3,378	$193,649	$3,394	$131,185	$331,606
Net income for the year	-	-	-	12,295	12,295
Other comprehensive loss for the year	-	-	(18,302)	(115)	(18,417)
Total comprehensive income (loss) for the
year	-	-	(18,302)	12,180	(6,122)
Share-based payment	-	3,760	-	-	3,760
RSU vested during the year	1	-	-	-	1
Share-based payment tax benefit	-	670	-	-	670
Exercise of employee share options	21	839	-	-	860
Balance as of December 31, 2014	3,400	198,918	(14,908)	143,365	330,775

(1) See Note 13(A)(1).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

(in thousands)

	2012	2013	2014
Cash flows from operating activities
Net income for the year	$43,860	$42,027	$12,295
Adjustments:
Amortization of intangible assets	1,602	2,253	2,948
Change in fair value of derivative financial instruments	504	(310)	(906)
Exchange rate differences on long-term loans and borrowing	-	-	(2,986)
Depreciation of property, plant and equipment	8,522	12,740	14,099
Gain on sales of property, plant and equipment (including investment property)	(766)	-	-
Share-based payment	6,189	11,019	3,760
Restructuring costs	-	-	15,649
Goodwill impairment	-	-	3,312
Interest expense, net	169	551	401
Income tax expense	737	4,655	3,868
	60,817	72,935	52,440

Increase in inventories	(26,844)	(20,217)	(12,658)
Decrease (increase) in trade and other receivables	(49,431)	(44,406)	21,471
Increase (decrease) in trade payables	39,957	3,259	(22,570)
Increase in employee benefits	91	111	49
Increase (decrease) in provisions and other current liabilities	14,891	(9,226)	1,371
	39,481	2,456	40,103

Interest paid	(454)	(485)	(438)
Income tax received	2,191	3,769	956
Income tax paid	(4,041)	(2,960)	(5,036)
Net cash from operating activities	37,177	2,780	35,585

Cash flows from investing activities
Interest received	1,303	91	87
Investment in short term bank deposits	(20,000)	(10,000)	-
Proceeds from short term bank deposits	58,919	10,000	-
Proceeds from sales of property, plant and equipment	-	1,628	-
Proceeds (payments) for derivative financial instruments, net	(724)	417	797
Acquisitions of distribution business and operations, net of cash acquired	(10,954)	(1,179)	-
Acquisition of property, plant and equipment	(34,080)	(39,799)	(55,174)
Acquisition of intangible assets	(3,692)	(4,844)	(5,684)
Net cash used in investing activities	(9,228)	(43,686)	(59,974)

Cash flows from financing activities
Proceeds from exercise of employee share options	2,890	4,184	860
Receipts of long-term loans and borrowings	-	-	49,253
Repayments of long-term loans and borrowings	-	-	(2,383)
Change in short-term debt, net	(3,873)	15,452	(15,452)
Net cash from (used in) financing activities	(983)	19,636	32,278

Net increase (decrease) in cash and cash equivalents	26,966	(21,270)	7,889
Cash and cash equivalents at the beginning of the year	34,769	62,068	40,885
Effect of exchange rates fluctuations on cash and cash equivalents	333	87	(1,894)

Cash and cash equivalents at the end of the year	$62,068	$40,885	$46,880

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.           Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is incorporated in Israel. The address of the Company's registered office is Gilboa Street, Airport City 70100, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2014 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in developing, manufacturing and marketing sparkling water makers and related products.

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

The ordinary shares of the Company were listed on the NASDAQ Global Select Market in connection with the Company's initial public offering (hereinafter – the IPO) on November 3, 2010. On April 14, 2011, the Company issued additional shares to the public in a follow-on offering. Following the follow-on offering, most of the Company’s major shareholders have changed and as of the reporting date, to the best of the Company’s knowledge, the Company has no shareholder with controlling interest.

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 19, 2015.

B.           Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value and contingent consideration in business combinations measured at fair value, inventories, defined benefit liabilities, provisions and deferred tax assets and liabilities. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

C.           Functional and presentation currency

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

E.           Changes in accounting policies

As from January 1, 2014, the Group applies the new standards and amendments described below:

IAS 32, Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 is applicable retrospectively.

Application of the amendment to IAS 32 did not have a material effect on the Group's financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies

The accounting policies set out below have been applied consistently in all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

A.           Basis of consolidation

1.            Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.            Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expense arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.           Foreign currency

1.            Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the respective functional currency at the exchange rate of the reporting date.

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

Foreign currency differences arising on translation are recognized in the statement of operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

2.          Foreign operations

The assets and liabilities of foreign operations, including goodwill are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at the average exchange rate for the period.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

2.           Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: bank loans, trade payables and other payables. Debt instruments issued are initially recognized on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

3.           Derivative financial instruments

The Group has entered into currency derivative contracts to moderate its global currency risk on the basis of planned transactions. These contracts generally cover a period of less than one year. The Group’s hedging activities currently do not meet the criteria for hedge accounting.

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

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the estimated cost of dismantling and removing the item and restoring the site on which it is located, when such an obligation exists, and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

Items of property, plant and equipment are depreciated from the date they are installed and are ready for use in the manner intended by management, or in respect of internally constructed assets, from the date that the asset is complete and ready for use.

Depreciation is recognized in the statement of operations (unless it is included in the cost of other asset) on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land owned by the group is not depreciated.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

The estimated useful lives for the current and comparative periods are as follows:

-	Leasehold improvements	the shorter of lease term or useful life
-	Machinery and equipment	5-10	years
-	Office furniture and equipment	3-5	years
-	Vehicles	5-7	years
-	Cylinders	20-50	years
-	Buildings	40-50	years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

E.           Intangible assets

1.           Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

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

Other leases are classified as operating leases and are not recognized on the balance sheet.

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

H.           Capitalization of borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred.

Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

I.            Impairment

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The recoverable amount of an asset or cash-generating unit (hereinafter – CGU) is the greater of its value in use and its fair value less costs of disposals. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

The Groups’ corporate assets do not generate separate cash inflows and are utilized by more than one cash-generating unit.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of operations. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

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

J.            Employee benefits

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

The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the currency in which the benefits are expected to be paid.

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

2.           Other long-term benefits

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on the projected unit credit method. Any remeasurements are recognized in the statement of operations as they occur.

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

When the Company reduces the exercise price of options granted during the vesting period, the incremental fair value granted, which is the difference between the fair value of the re-priced options and the original options, both estimated as at the date of modification, is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified options vest, in addition to the amount based on the grant date fair value of the original options, which is recognized over the remainder of the original vesting period. When a modification includes a reduction in exercise price and a reduction in the number of granted instruments, the fair value of the re-priced options is based on the reduced number of granted instruments.

K.           Provisions

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

3.           Right of return

A provision for estimated product returns is recognized when there is an obligation to provide a refund upon the return of products (see also Note 3(L)).

4.           Machinery and plant dismantling

A provision for machinery and plant dismantling is recognized when there is a contractual obligation for such activities.

L.           Revenue

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for most international shipments transfer occurs upon loading the goods onto the relevant carrier.

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

M.          Government grants

The Group has entered into an approved investment program initiated by the State of Israel.

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in the statement of operations on a systematic basis over the useful life of the asset.

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

O.           Financial income and expenses

Financial income consists mainly of interest income on funds invested and fair value gains of financial assets and liabilities at fair value through profit and loss. Interest income is recognized as it accrues in the statement of operations using the effective interest method.

Financial expenses consist mainly of borrowing costs, unwinding of the discount on provisions and deferred consideration and fair value losses of financial assets and liabilities at fair value through profit and loss. Borrowing costs which are not capitalized to qualifying assets are recognized in the statement of operations using the effective interest method.

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

P.           Income tax

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

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

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

Q.           Net income per share

The Group presents basic and diluted net income per share data. Basic net income per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted net income per share is determined by adjusting the net income attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which consist of the exercise of options granted to employees or other options.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

R.           New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2014 and have not been applied in preparing these consolidated financial statements:

1.           IFRS 9 (2014) Financial Instruments

A final version of IFRS 9 (2014), which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Impairment of financial assets

IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

The Group is assessing the effects of adopting IFRS 9 (2014) on its financial statements.

2.           IFRS 15 Revenue from contracts with customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of IFRS 15 on its financial statements.

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

A.           Trade and other receivables

The fair value of trade and other receivables is estimated at the present value of future cash flows, discounted at the market rate of interest at the measurement date. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Fair value is determined at initial recognition at each annual reporting date.

B.           Derivative financial instruments

The fair value of foreign exchange options is based on bank/broker quotes. If a quoted price is not available, then fair value is calculated based on the Black-Scholes model.

For further information regarding the fair value hierarchy, see Note 24.

C.           Non-derivative financial liabilities

Non-derivative financial liabilities are measured at fair value, at initial recognition, and for disclosure purposes, at each annual reporting date. Fair value of bank loans is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the measurement date. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

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

H.           Contingent consideration in business combinations

The fair value of contingent consideration is calculated at the time of the business combination using the income approach based on the expected payment amounts and their associated probabilities (i.e., probability-weighted). When the contingent consideration is long-term in nature, the liability is discounted to present value using the market interest rate at the reporting date. In subsequent periods, the fair value of contingent consideration classified as a financial liability is measured in the same manner at each reporting date

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

The Group’s strategy is to minimize its exposure to currency risk by using derivative instruments such as plain vanilla options, and other various instruments. The Group's tendency is not to enter into derivative transactions that can increase its exposure and not to protect immaterial activity amounts. The Group does not enter into derivative transactions for trading or speculative purposes.

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

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of approximately 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of $11.3 million with certain Israeli banks. To the extent such line of credit is utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 75 and 200 basis points.

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

Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities, primarily the USD and the Euro, but also the Australian Dollar (AUD), Swedish Krona (SEK), Swiss Francs (CHF), Sterling (GBP), New Israeli Shekel (NIS), Canadian Dollar (CAD), South African Rand (ZAR), Danish Krona (DKK), Norwegian Krona (NOK), Japanese Yen (JPY) and New Zealand Dollar (NZD).

The Group is primarily exposed to fluctuations of the Euro and the NIS against the U.S. Dollar. Revenue is primarily denominated in the U.S. Dollar and the Euro. Significant material purchasing, production costs and operational expenses are denominated in the U.S. Dollar, Euro and NIS. The principal amounts of the Group’s bank loans are denominated in Euro, which provide an economic hedge without derivatives being entered into and without application of hedge accounting. Interest on borrowings is denominated in the currency of the borrowing.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s CODM. These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group's products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and is consolidated in the Group's headquarters for the purpose of presentation to the CODM.

Segment information

Segment information is based on the geographical location of customers as reported to the CODM. CODM business decisions are primarily based on the market data of the various markets in which the Group operates. The data received by the CODM consists of revenues from external customers and segment results by market, which include items directly attributable to each market as well as those that can be allocated on a reasonable basis. The operating segments’ accounting policies are identical to the accounting policies applied in these financial statements. Inter-company transactions are not reported in the management reports and thus not presented in the segment information. Asset and liability data is not reported in the operating segment information since it is not reviewed by the CODM.

The Company aggregates the different markets in which the Group operates into four main reportable geographical segments as set forth below:

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

	Year ended December 31, 2014
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	142,301	281,690	53,837	33,946	511,774	-	511,774

Depreciation and amortization	3,143	2,985	524	281	6,933	10,114	17,047

Segments Results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971

Financial income, net							(1,192)

Reportable income before income tax							16,163

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $62.0 million (2013 and 2012: $71.9 million and $47.3 million, respectively) of the Group’s total revenues.
(2)	Segments results include restructuring costs and goodwill impairment in the amount of $15.6 million and $3.3 million, respectively (see notes 8, 9 and 18).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2013
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	218,169	268,500	43,554	32,500	562,723	-	562,723

Depreciation and amortization	2,427	2,608	466	227	5,728	9,265	14,993

Segments Results	13,681	55,253	11,122	2,032	82,088	(33,160)	48,928

Financial expenses, net							2,246

Reportable income before income tax							46,682

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2012
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
Revenues	157,705	204,332	42,367	31,912	436,316	-	436,316

Depreciation and amortization	2,089	2,271	285	175	4,820	5,304	10,124

Segments Results	8,565	49,196	11,085	4,225	73,071	(27,538)	45,533

Financial expenses, net							936

Reportable income before income tax							44,597

B.	Reconciliations of reportable segment income before income tax and financial expenses

Income before income tax

	Year ended December 31
	2012	2013	2014
	(in thousands)
Reportable segments results	73,071	82,088	79,818
Expenses not allocated to the operating segments	(27,538)	(33,160)	(64,847)

Consolidated segments results	45,533	48,928	14,971

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

C.	Entity level disclosures

Information on geographical segments

Information regarding the assets of each geographical segment is detailed below. The information includes non-current assets data, of which the depreciated cost of property, plant and equipment is allocated to each of the geographical segments, and the intangible assets’ amortized cost, deferred tax asset and other receivables are not allocated to the geographical segments.

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation	Consolidated
	(in thousands)
December 31, 2014	14,391	18,022	6,283	86,121	124,817	44,389	169,206
December 31, 2013	12,396	19,060	4,268	71,408	107,132	48,104	155,236
December 31, 2012	9,703	16,520	3,571	47,112	76,906	41,978	118,884

(1)	Refer to note 9 for additional information with respect to an impairment of goodwill in the amount of $3.3M recorded in 2014.

Reconciliation of geographical segments of non-current assets:

	Year ended December 31
	2012	2013	2014
	(in thousands)
Geographical segments non-current assets	76,906	107,132	124,817
Intangible assets	41,978	48,104	44,389
Other non-current assets	2,404	1,487	2,779
Consolidated non-current assets	121,288	156,723	171,985

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

Major customers

During 2014, 2013 and 2012 a distributor, located in Western Europe represented 12.2%, 12.8%, 10.8%, respectively, of the total revenue of the Group.

Information about products

	Year ended December 31
	2012	2013	2014
	Revenues
	(In thousands)
Soda makers and exchangeable CO2 cylinders	185,875	233,146	172,614
Consumables	241,922	317,798	327,400
Other	8,519	11,779	11,760

Total	436,316	562,723	511,774

Note 7 – Acquisition of distribution business and operations

1.	Purchase of the Japanese distribution assets

In April 2014, the Group acquired its Japanese distribution assets, which included part of the distributer's inventory and fixed assets. The acquisition was accounted for as an asset acquisition.

The total consideration amounted to $7.3 million and was allocated as follows:

In thousands

Inventories	6,439
Property, plant and equipment	166
Intangible assets	700

Total	7,305

2.	Purchase of the Italian distribution business

In June 2013, the Group acquired its Italian distribution business and all related assets from its exclusive distributor, Eurometalnova S.P.A. (hereinafter – EMN). The acquisition was accounted for as a business combination. The total consideration amounted to $13.3 million, out of which $11.2 million was allocated to net identifiable assets, and the residual consideration of $2.1 million was recognized as goodwill.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment

						Office
(in thousands)	Land and buildings		Leasehold	Machinery and equipment		furniture and
	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2013	6,152	(594)	12,579	75,240	(3,181)	15,576	25,958	2,101	133,831
Additions	9,230	-	1,633	21,552	-	3,702	4,129	-	40,246
Acquisition through business combination	-	-	14	-	-	46	-	-	60
Disposals	-	-	(512)	(41)	-	(191)	-	(372)	(1,116)
Transfer from inventories	-	-	-	-	-	-	2,700	-	2,700
Effect of changes in exchange rates	-	-	120	146	(44)	118	85	22	447
Balance as of December 31, 2013	15,382	(594)	13,834	96,897	(3,225)	19,251	32,872	1,751	176,168
Additions	21,172	(5,893)	2,046	21,549	(9,169)	3,370	8,795	1	41,871
Disposals	-	-	-	-	-	(1,066)	(14)	(74)	(1,154)
Effect of changes in exchange rates	-	-	(367)	(726)	-	(715)	(3,217)	(88)	(5,113)
Balance as of December 31, 2014	36,554	(6,487)	15,513	117,720	(12,394)	20,840	38,436	1,590	211,772
Accumulated depreciation
Balance as of January 1, 2013	66	-	7,438	35,442	(2,873)	11,633	3,742	1,477	56,925
Depreciation for the year	73	-	2,542	6,628	(35)	2,542	892	98	12,740
Disposals	-	-	(512)	(11)	-	(191)	-	(269)	(983)
Effect of changes in exchange rates	-	-	60	307	(228)	98	82	35	354
Balance as of December 31, 2013	139	-	9,528	42,366	(3,136)	14,082	4,716	1,341	69,036
Depreciation for the year	267	(26)	1,313	9,657	(1,748)	3,332	1,152	152	14,099
Disposals	-	-	-	-	-	(1,061)	(14)	(64)	(1,139)
Restructuring impairment	9	-	572	5,583	-	26	550	-	6,740
Effect of changes in exchange rates	-	-	(218)	(424)	-	(496)	(562)	(81)	(1,781)
Balance as of December 31, 2014	415	(26)	11,195	57,182	(4,884)	15,883	5,842	1,348	86,955
Carrying amounts
As of January 1, 2013	6,086	(594)	5,141	39,798	(308)	3,943	22,216	624	76,906
As of December 31, 2013	15,243	(594)	4,306	54,531	(89)	5,169	28,156	410	107,132
As of December 31, 2014	36,139	(6,461)	4,318	60,538	(7,510)	4,957	32,594	242	124,817

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments that utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment – (continued)

A.	Restructuring

During the fourth quarter of 2014 the Company announced a restructuring plan which includes the transition of its main manufacturing site in Mishor Adumim to a new plant in Southern Israel and the changes in its current product line. Following the announcement of the plan, the Group recognized an impairment loss of property plant and equipment in the amount of $6.7 million presented in other expenses. Refer also to notes 10 and 18 for additional information regarding the group's restructuring.

B.	Capitalized borrowing costs

In the reporting period, borrowing costs in the amount of $503 thousand were capitalized to qualifying assets related to the Group's construction of new plant in Southern Israel.

C.	Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a number of finance lease agreements. As of December 31, 2014, the net carrying amount of the leased land and buildings is $3.2 million (2013: $3.3 million).

D.	Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2014, the original cost of such assets is $46 million (2013: $41 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets

(in thousands)	Trademarks,
	patents
	and other
	intellectual
	property(1)	Software	Total
Cost

Balance as of January 1, 2013	55,371	10,859	66,230
Additions	515	4,592	5,107
Acquisition through business combination	2,732	53	2,785
Disposals	(4)	(3)	(7)
Effect of changes in exchange rates	492	122	614
Balance as of December 31, 2013	59,106	15,623	74,729
Additions	907	5,525	6,432
Disposals	-	(195)	(195)
Impairment of goodwill	(3,312)	-	(3,312)
Effect of changes in exchange rates	(3,975)	(753)	(4,728)
Balance as of December 31, 2014	52,726	20,200	72,926

Accumulated amortization

Balance as of January 1, 2013	18,191	6,061	24,252
Amortization for the year	503	1,750	2,253
Disposals	-	(3)	(3)
Effect of changes in exchange rates	25	98	123
Balance as of December 31, 2013	18,719	7,906	26,625
Amortization for the year	693	2,255	2,948
Disposals	-	(195)	(195)
Effect of changes in exchange rates	(227)	(614)	(841)
Balance as of December 31, 2014	19,185	9,352	28,537

Carrying amounts
As of January 1, 2013	37,180	4,798	41,978
As of December 31, 2013	40,387	7,717	48,104
As of December 31, 2014	33,541	10,848	44,389

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets – (continued)

A.	Intangible assets with indefinite useful life

Other than goodwill, the Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets comprised of trademarks in the amount of $15 million (2013: $15 million) for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of the group's brands and the level of marketing support.

B.	Impairment of Goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which goodwill is monitored for internal management purposes, which is not higher than the operating segments, before the aggregation of segments, reported in Note 6 regarding operating segments.

During 2014, the Company recorded goodwill impairment in the amount of $3.3 million. The impairment was in regard to the group's subsidiary, SodaStream Professional S.r.l (formally CEM), which was acquired in 2011. The recoverable amount of the subsidiary was based on its value in use and was determined by discounting the future cash flows projected to be generated from the continuing use of the unit. The value in use in 2014 was determined in a similar manner as in 2013. The impairment loss was allocated fully to goodwill and is included in other expenses.

Note 10 - Inventories

	As of December 31
	2013	2014
	(in thousands)
Raw materials and work in process	68,001	68,577
Finished goods	65,497	60,653
Refill cylinder stock	7,211	9,162

Total	140,709	138,392

During the year 2014, the write-down of inventories to net realizable value, which was recorded in cost of revenues, amounted to $16.2 million (2013: $3.6 million), out of which write down of $8.3 is in connection with the Group's restructuring plan announced in 2014. Refer also to notes 8 and 18 for additional information regarding the Group's restructuring.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Other receivables

	As of December 31
	2013	2014
	(in thousands)
VAT refundable	6,491	8,295
Income tax prepayments	967	663
Custom prepayments	6,322	6,423
Advances to suppliers	1,973	574
Government grants receivables	-	13,951
Prepaid expenses and other	6,455	4,883

Total	22,208	34,789

Note 12 - Cash and cash equivalents

Cash and cash equivalents

	As of December 31
	2013	2014
	(in thousands)
Bank balances	30,885	36,880
Bank deposits (1)	10,000	10,000

Total	40,885	46,880

(1)	Deposit in US Dollars. Bears nominal interest rate of 0.37% as at December 31, 2014.

The Group’s exposure to credit and market risks related to cash and cash equivalents is disclosed in Note 24.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Capital and reserves

A.	Share capital

In thousands of shares	Ordinary Shares
	2012	2013	2014
On issue at January 1	20,063	20,610	20,885

RSU vested during the period (1)	21	7	7

Exercise of employee options (2)	526	268	111

On issue at December 31	20,610	20,885	21,003

Authorized (3)	54,000	54,000	54,000

In USD thousands
Issued and fully paid on December 31	3,330	3,378	3,400

(1)	Out of total 41,614 RSUs granted to a former shareholder of an acquired subsidiary, 6,936 RSUs and 20,807 RSUs were vested in 2013 and 2012, respectively. The RSUs relate to a deferred consideration with respect to the shares of the acquired subsidiary, which was accounted for as a compound instrument. As a result, in 2013 and 2012 an amount of $156,000 and $750,000, respectively, has been classified to equity from other current liabilities.

(2)	See Note 27.

(3)	Par value NIS 0.645 each.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Loans and borrowings

	As of December 31
	2013	2014
	(in thousands)
Current liabilities
Current maturities of long term loans and short term credit from bank	15,452	9,239

Non-current liabilities
Loans from banks	-	34,645

Total	15,452	43,884

	Currency	Nominal interest rate	Face value as of December 31, 2014	Carrying amount as of December 31, 2014
Loans from banks	Euro	Libor+1.85% - Libor+2.15%	43,884	43,884

Refer to note 24B for the loans contractual payment schedule.

Pledges and guarantees

For the purpose of constructing its new factory in Southern Israel, the Group has taken long term bank loans with respect to which the Group recorded first degree pledges on its land and land development rights in Southern Israel in favor of the lending banks.

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

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

	December 31
	2013	2014
	(in thousands)
Post-employment benefits
Present value of funded obligations	7,399	6,331
Less fair value of plan assets	(5,717)	(4,798)
Recognized liability for defined benefit plan	1,682	1,533

Other long-term benefits
Liability for seniority grant obligations	478	560

Short-term benefits
Salary and related expenses	7,865	8,402
Liability for holiday pay	2,942	2,801
Total short-term benefits	10,807	11,203

Total employee benefits	12,967	13,296

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

	December 31
	2013	2014
	(in thousands)
Presented under the following items:
Other current liabilities	10,807	11,203
Employee benefits (non-current liabilities)	2,221	2,174
Other receivables (non-current assets)	(61)	(81)

A.	Post-employment benefit plans – defined benefit plan

1.	Movement in the present value of the defined benefit obligations

	December 31
	2013	2014
	(in thousands)
Defined benefit obligations as of January 1	6,909	7,399
Additions through business combination	100	-
Benefits paid by the plan	(330)	(1,061)
Current service cost and interest cost (see below)	542	545
Changes in respect of foreign exchange differences	286	(714)
Remeasurements:
- Experience adjustments	97	16
- Actuarial (gains) losses from changes in financial assumptions	(205)	146

Defined benefit obligations as of December 31	7,399	6,331

2.	Movement in plan assets

	December 31
	2013	2014
	(in thousands)
Fair value of plan assets as of January 1	5,508	5,717
Contributions paid into the plan	377	377
Benefits paid by the plan	(305)	(894)
Changes in respect of foreign exchange differences	219	(567)
Interest income	40	124
Return on plan assets, excluding interest income	(122)	41

Fair value of plan assets as of December 31	5,717	4,798

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

3.	Expense recognized in the statement of operations

	Year ended December 31
	2012	2013	2014
	(in thousands)
Current service costs including foreign exchange differences	367	499	287
Net interest on net defined liability	27	70	(13)

Total	394	569	274

4.	Actual return on plan assets

	Year ended December 31
	2012	2013	2014
	(in thousands)
Actual return on plan assets	241	(82)	165

5.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2012	2013	2014
Discount rate as of December 31	2.37%	2.16%	1.62%
Future salary nominal increases (1)	2.25%	2.14%	2.17%

(1)	Based on management assessment.

Assumptions regarding future mortality are based on published statistics and mortality tables.

6.	Plan assets

	December 31
	2013	2014
	(in thousands)
Plan assets comprise
cash and cash equivalents	161	149
equity instruments	340	335
debt instruments	650	547
real estate	442	374
investment funds	4,124	3,393

Total	5,717	4,798

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

7.	Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes the impact of changes in the respective assumptions on the defined benefit obligation at the end of the reporting period.

Defined benefit obligation

	December 31, 2014
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(221)	353

Future salary nominal increases	59	(54)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

8.	Expected contributions in 2015

The Group contribution to its funded defined benefit plan is expected to be $351,000 in 2015.

B.	Post-employment benefit plans - defined contribution plan

The Group has a defined contribution plan in respect of the Company’s liability to pay the saving component of provident funds and in respect of certain of its employees who are subject to Section 14 of the Israeli Severance Pay Law – 1963.

	Year ended December 31
	2012	2013	2014
	(in thousands)
Amount recognized as expense in respect of defined contribution plan	2,871	3,882	3,488

C.	Restructuring

During 2014, employee benefits in connection with the Group's restructuring had insignificant impact on the statement of operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Provisions

			Machinery
	Legal	Right of	and plant
	claims	return	dismantling	Warranty	Total
	(in thousands)

Balance as of January 1, 2014	413	191	561	1,010	2,175
Provision made during the period	321	60	-	588	969
Provisions used during the period	-	-	-	(463)	(463)
Provisions reversed during the period	-	(35)	-	-	(35)
Changes in respect of foreign exchange differences	(54)	(24)	(24)	(75)	(177)

Balance as of December 31, 2014	680	192	537	1,060	2,469

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

Warranties

The Group provides a limited warranty (lifetime or time limited) for products sold to customers.

Note 17 - Other current liabilities

	As of December 31
	2013	2014
	(in thousands)
Employees and payroll-related accruals	10,807	11,203
Marketing accrual	7,399	5,365
Professional advisory	1,222	1,617
Contingent and deferred consideration in business combinations	1,770	150
Other	8,476	9,547

Total	29,674	27,882

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Other expense (income), net

	For the year ended December 31
	2012	2013	2014
	(in thousands)
Restructuring costs (1)	-	-	7,342
Goodwill impairment (see note 9)	-	-	3,312
Rental income	(106)	-	-
Capital gain on sales of property, plant and equipment	(766)	-	-
Other	388	-	-

Total other expense (income), net	(484)	-	10,654

(1)	Includes restructuring costs in the amount of $6.7 million with respect to fixed assets (see to note 8), and $0.6 million with respect to other receivables.

Note 19 - General and administrative

	For the year ended December 31
	2012	2013	2014
	(in thousands)
Wages and salaries	18,735	27,734	23,138
Communication and support costs	2,802	3,750	5,507
Rental and building maintenance	2,628	3,527	3,853
Professional advisors	1,650	1,856	1,849
Legal	1,896	2,193	2,812
Audit & review	1,492	1,346	991
Depreciation	2,456	3,593	4,245
Travel expenses	1,010	853	897
Other	5,098	5,501	6,503

Total general and administrative	37,767	50,353	49,795

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Sales and marketing

	For the year ended December 31
	2012	2013	2014
	(in thousands)
Wages and salaries	27,691	31,583	33,256
Advertising and promotions	74,297	86,512	76,906
Distribution costs	26,844	34,425	32,840
Commissions	6,998	10,425	11,211
Travel expenses	3,024	3,307	3,033
Storage expenses	7,382	8,880	10,203
Depreciation	728	801	933
Other	6,045	10,356	9,286

Total sales and marketing expenses	153,009	186,289	177,668

Note 21 - Financial expenses (income), net

	For the year ended December 31
	2012	2013	2014
	(in thousands)
Interest expense related to loans & borrowings	423	450	347
Unwind of discount amortization of provisions and other current liabilities	363	156	50
Interest income on bank balances and bank deposits	(611)	(65)	(69)
Interest expense (income) related to tax authorities, net	(6)	10	73
Total interest expense, net	169	551	401

Foreign exchange differences, net	-	1,859	-
Bank charges	583	278	544
Other	513	-	-
Other financial expenses	1,096	2,137	544

Foreign exchange differences, net	50	-	1,698
Other	279	442	439
Other financial income	329	442	2,137

Total other financial expense (income), net	767	1,695	(1,593)

Total financial expenses (income), net	936	2,246	(1,192)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax

A.	Details regarding the tax environment of the Group

1.	General

The Group subsidiaries are incorporated in various countries where income is generally taxed at statutory rates. Certain subsidiaries benefit from tax incentives or subject to specific tax rulings.

The regular corporate tax rate in Israel in 2014 is 26.5% (2013: 25%; 2012: 25%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

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

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, elected to be included in the scope of the amendment of the law as a preferred company as of the 2011 tax year. The subsidiary's entitlement to be included in the scope of the amendment is subject to fulfillment of certain conditions.

The subsidiary is also qualified as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly, among other benefits, is entitled to higher rates of depreciation.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax– (continued)

B.	Composition of income tax expense

	Year ended December 31
	2012	2013	2014
	(in thousands)

Current tax expense (income)
Current period (1)	3,530	7,150	7,432
Adjustments for prior periods, net	(2,491)	(4,783)	98
	1,039	2,367	7,530

Deferred tax expense (income)
Origination and reversal of temporary differences	(278)	2,130	(3,647)
Change in tax rate	(24)	158	(15)
	(302)	2,288	(3,662)

Income tax expense	737	4,655	3,868

	Year ended December 31
	2012	2013	2014
	(in thousands)

(1) Including benefits arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period (for which no deferred taxes were not recognized) that was used to reduce current tax expense	2,727	966	1,451

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense

	Year ended December 31
	2012	2013	2014
	(in thousands)

Income before income tax	44,597	46,682	16,163

Primary tax rate of the Company	25%	25%	26.5%

Income tax using the Company’s primary tax rate	11,149	11,671	4,283

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(4,041)	(2,404)	104
Tax exempt income	(559)	(12)	(2)
Non-deductible expenses	180	36	42
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(2,727)	(966)	(1,451)
Current year tax losses and benefits for which deferred taxes were not recognized	224	281	511
Reversal of prior periods deferred tax losses and tax benefits	-	28	(17)
Taxes in respect of prior periods	(2,491)	(4,783)	98
Effect of change in tax rate	(24)	158	(15)
Other differences	(974)	646	315

Income tax expense	737	4,655	3,868

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

D.	Deferred tax assets and liabilities

1.	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the expected date of reversal.

Deferred tax assets and liabilities are attributable to the following items:

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2014	(301)	(4,690)	(1,024)	310	3,143	609	45	(1,908)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	3	(1,622)	99	130	4,085	923	29	3,647
Effect of change in tax rate	-	9	-	-	6		-	15
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	(7)	-	-	-	(7)
Changes in respect of foreign exchange differences	4	-	124	(30)	(81)	-	(8)	9
Net balance at December 31, 2014	(294)	(6,303)	(801)	403	7,153	1,532	66	1,756
Presented under assets	329	(3,835)	(533)	193	4,820	1,532	-	2,506
Presented under liabilities	(623)	(2,468)	(268)	210	2,333	-	66	(750)

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2013	(139)	(2,640)	(883)	245	2,665	1,705	(347)	606
Business combinations	-	-	(194)	-	-	-	-	(194)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(162)	(1,866)	92	62	448	(1,096)	392	(2,130)
Effect of change in tax rate	-	(184)	-	26	-		-	(158)
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	(23)	-	-	-	(23)
Changes in respect of foreign exchange differences	-	-	(39)	-	30	-	-	(9)
Net balance at December 31, 2013	(301)	(4,690)	(1,024)	310	3,143	609	45	(1,908)
Presented under assets	394	-	-	86	-	609	-	1,089
Presented under liabilities	(695)	(4,690)	(1,024)	224	3,143	-	45	(2,997)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2014 amounted to $59.5 million (2013: $44.4 million). The Group has not recognized $12.1 million of the potential future tax benefits (2013: $8.5 million) since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2014, a subsidiary reached an agreement with a tax authority in one of the jurisdictions in which the Group operates.

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

Leasing expenses for the year 2014 were $9.3 million (2013: $6.5 million; 2012: $6.5 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2014 are as follows:

(in thousands)

2015	5,994
2016	2,882
2017	1,417
2018	957
2019	352
2020 and thereafter	60

Total	11,662

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments

A.	Credit risk

1.	Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31
	2013	2014
	(in thousands)

Cash and cash equivalents	40,885	46,880
Derivative financial instruments	538	1,035
Government grants receivables	-	13,951
Trade receivables	123,936	94,217

2.	Trade receivables

The Group's trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
	2013	2014
	(in thousands)

Not past due	96,639	77,228
Past due 1-30 days	18,781	8,679
Past due 31-90 days	7,255	4,733
Past due more than 90 days	2,034	4,758
	124,709	95,398

Allowance for uncollected receivables	(773)	(1,181)

Total	123,936	94,217

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

Allowance for uncollected receivables during the year:

	December 31
	2013	2014
	(in thousands)

Balance as of January 1	758	773
Provision for non-collection	434	636
Write-offs charged against the allowance	(419)	(228)

Balance as of December 31	773	1,181

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
	Currency	2013	2014
		(in thousands)

United States	Dollar	40,948	17,825
Euro countries (1)		€50,111	42,896
Israel	NIS	5,717	3,783
Switzerland	CHF	2,216	2,546
Australia	AUD	8,227	10,445
South Africa	ZAR	1,455	1,026
United Kingdom	GBP	3,484	2,974
Sweden	SEK	4,344	5,041
Denmark	DKK	1,604	1,368
Norway	NOK	538	367
Canada	CAD	3,423	2,463
New Zealand	NZD	154	133
Japan	JPY	-	1,982
Others		1,715	1,368

Total		123,936	94,217

(1) Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customer, a distributor located in Western Europe, accounts for $8.5 million of the trade and other receivables carrying amount at December 31, 2014 (December 31, 2013: $12.6 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31
	2013	2014
	(in thousands)

Wholesale customers	99,526	75,071
Distributors	23,618	18,473
End-user customers	792	673

Total	123,936	94,217

Credit enhancements

Most of the Group's trade receivables are insured by credit insurance policy provided by an international insurer. The insurance coverage is up to a cumulative credit limit of $221 million, providing an indemnification up to a cumulative $16 million per annum.

B.	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its finance liabilities that are settled by delivering cash or another financial asset.

The Group maintains credit facilities in order to meeting its obligation. The group intends to finance its long term investments by long term loans.

As of December 31, 2014, we had outstanding debt in the amount of $44 million under secured long-term loan agreements. As of December 31, 2014, we had short-term credit facilities with a total borrowing capacity of $20 million, of which none was outstanding as of such date. In addition, as at December 31, 2014, we entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $27 million.

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2014

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Loans and borrowings	43,884	43,884	4,620	4,620	18,477	16,167
Trade payables	67,011	67,011	66,895	116	-	-
Other current liabilities	13,204	13,204	13,204	-	-	-
Total non-derivative financial liabilities	124,099	124,099	84,719	4,736	18,477	16,167

Derivative financial liabilities
Derivative financial instruments	491	459	32	-	-	-

	December 31, 2013

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Loans and borrowings	15,452	15,452	15,452	-	-	-
Trade payables	90,749	90,749	90,070	679	-	-
Other current liabilities	15,500	15,500	14,863	-	637	-
Total non-derivative financial liabilities	121,701	121,701	120,385	679	637	-

Derivative financial liabilities
Derivative financial instruments that are not used for hedging	103	103	103	-	-	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

C.	Market risk

1.	foreign currency risk

i.	Exposure to foreign currency risk

The Group's exposure to foreign currency risk as of the reporting date was as follows:

	December 31, 2014
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	Total

Current assets
Cash and cash equivalents	19,470	16,193	3,706	696	518	325	792	1,032	274	479	2,358	387	650	46,880
Trade receivables	19,193	42,896	3,783	2,546	10,445	1,026	2,974	5,041	1,368	367	2,463	133	1,982	94,217
Other receivables	-	-	13,951	-	-	-	-	-	-	-	-	-	-	13,951
Derivative financial Instruments	1,035	-	-	-	-	-	-	-	-	-	-	-	-	1,035

Total assets	39,698	59,089	21,440	3,242	10,963	1,351	3,766	6,073	1,642	846	4,821	520	2,632	156,083

Current liabilities
Loans and borrowings	-	9,239	-	-	-	-	-	-	-	-	-	-	-	9,239
Trade payables	15,657	9,023	39,225	301	943	64	395	468	123	109	412	65	226	67,011
Other current liabilities	3,469	4,225	3,112	507	491	127	206	492	37	49	479	10	-	13,204
Derivative financial Instruments	491	-	-	-	-	-	-	-	-	-	-	-	-	491

Non-current liabilities
Loans and borrowings	-	34,645	-	-	-	-	-	-	-	-	-	-	-	34,645

Total liabilities	19,617	57,132	42,337	808	1,434	191	601	960	160	158	891	75	226	124,590

Total assets (liabilities), net	20,081	1,957	(20,897)	2,434	9,529	1,160	3,165	5,113	1,482	688	3,930	445	2,406	31,493

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

During 2014 and 2013, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2014, the Group’s notional investment in currency options is $78 million
(2013: $80 million) with fair value of $544,000 (2013: $435,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31
	2013	2014	2013	2014
	Annual change		Reporting date spot rate

1 EUR	4.16%	(11.71)%	1.38	1.22
1 NIS	7.07%	(10.89)%	0.29	0.26
1 CHF	2.60%	(10.03)%	1.12	1.01
1 AUD	(14.46)%	(8.07)%	0.89	0.82
1 ZAR	(19.20)%	(9.60)%	0.10	0.09
1 GBP	2.00%	(5.79)%	1.65	1.55
1 SEK	0.38%	(16.91)%	0.15	0.13
1 DKK	4.11%	(11.54)%	0.18	0.16
1 NOK	(8.77)%	(17.69)%	0.16	0.13
1 CAD	(6.81)%	(8.02)%	0.94	0.86
1 NZD	(0.41)%	(4.37)%	0.82	0.78
1 JPY	(18.41)%	(12.21)%	0.01	0.01

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

ii.	Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2014 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2014
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)

Change of 10% in:
EUR	333	771	(303)	(741)
NIS	2,072	2,296	(1,325)	(1,549)
CHF	100	345	(40)	(285)
AUD	(656)	303	787	(172)
ZAR	(116)	-	116	-
GBP	(317)	-	317	-
SEK	(425)	27	443	(9)
DKK	(148)	-	148	-
NOK	(69)	-	69	-
CAD	(117)	207	243	(81)
NZD	(45)	-	45	-
JPY	(241)	-	241	-

	December 31, 2013
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)

Change of 10% in:
EUR	(2,918)	810	3,318	(410)
NIS	2,691	3,168	(1,544)	(2,021)
CHF	47	243	14	(182)
AUD	(429)	334	619	(144)
ZAR	(132)	-	132	-
GBP	(338)	23	333	(28)
SEK	(147)	250	178	(219)
DKK	(158)	-	158	-
NOK	(84)	-	84	-
CAD	71	369	162	(136)
NZD	(23)	1	23	(1)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

2.	Interest rate risk

i.	Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2013	2014
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	10,000	10,000

Variable rate instruments
Financial liabilities	15,542	43,884

ii.	Cash flow sensitivity analysis for variable rate instruments

As of December 31, a change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below

	December 31, 2013		December 31, 2014
	Equity	Net income	Equity	Net income
	(in thousands)		(in thousands)

Increase in interest	(155)	(155)	(439)	(439)

Decrease in interest	155	155	439	439

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

3.	Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, trade receivables, derivative financial instruments, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

For further information regarding determination of fair values see note 4.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method.

The different hierarchy levels have been defined in note 4:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	1,035	-	1,035

Total assets	-	1,035	-	1,035

Financial liabilities

Derivative financial instruments	-	491	-	491

Total liabilities	-	491	-	491

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	538	-	538

Total assets	-	538	-	538

Financial liabilities

Other current liabilities	-	-	1,770	1,770
Derivative financial instruments	-	103	-	103

Total liabilities	-	103	1,770	1,873

Level 3 valuation model considers the present value of the net cash outflows expected Risk-adjusted discount rate (6.0–12.5%). The estimated fair value would increase (decrease) if the risk-adjusted discount rates were lower (higher).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 25 – Contingencies

Legal proceedings

From time to time, the Group is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of the management of the Company, which is based on, among other things, the opinion of its legal counsels, appropriate provisions have been included in the financial statements (see Note 16), where warranted, to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claims with no specified amount, claims fully covered by our insurance policy and claims where the likelihood of an outflow of resources is considered to be remote) amounted to $2.6 million as of December 31, 2014. The provision included in the financial statements for such legal claims and proceedings totaled $0.7 million as of December 31, 2014.

The Group is also a party to various personal injury claims (of employees and consumers), as a direct party or a third party, in which the amounts of the claims are not specified. These claims are handled by the Group’s insurers.

Note 26 - Net income per share

	Year ended December 31
	2012	2013	2014
	(in thousands)

Net income for the year ended December 31	43,860	42,027	12,295

Opening balance at January 1	20,063	20,610	20,885
RSU Adjustment (see note 13A-1)	43	22	15
Effect of employee options exercised (1)	238	159	68

Weighted average number of shares at December 31 – basic	20,344	20,791	20,968

Effect of employee options (1)	624	637	283

Weighted average number of shares at December 31 – diluted	20,968	21,428	21,251

Net income per share (In $)
Basic	2.16	2.02	0.59
Diluted	2.09	1.96	0.58

(1) See Note 27.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

At December 31, 2014, 609 thousand options (in 2013 and 2012: 207 thousand and 815 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

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

As of December 31, 2014, 1,955,541 ordinary shares are available for issuance under our option plans of which options to purchase 1,820,526 ordinary shares have been granted and are outstanding, including 6,935 options granted to a former shareholder of a subsidiary as part of the consideration for the shares of the subsidiary.

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

On December 20, 2012 the annual general meeting approve grant of options to the CEO, according to which 135,000 options vest in January 2014, and 315,000 options vest in December 2015. The vesting on December 31, 2015 is subject to achieving a performance condition of Weighted Revenue EBITDA Measurement (as may be discounted) of at least 100%. The Weighted Revenue-EBITDA Measurement is calculated as the sum (multiplied by 100) of (a) 40% of the ratio between the Actual Cumulative Revenue and the Cumulative Revenue Target; plus (b) 60% of the ratio between the Actual Cumulative EBITDA and the Cumulative EBITDA Target. In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” equals the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years of 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Actual Cumulative EBITDA” equals the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Cumulative Revenue Target” equals the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” equals the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive). As of December 31, 2014, the estimate for achieving the abovementioned performance condition of Weighted Revenue EBITDA Measurement is less than 100% and considered remote. Therefore, an expense of $4.8 million ($2.6 million with respect to prior years and $2.2 million with respect to 2014) related to the CEO grant of options was reversed.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

The options were granted in exchange for no consideration. The options are exercisable only during the period the option holder is employed or providing service to the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is €1.61 for each share option granted until January 15, 2009; €4.84 for each share option granted after January 15, 2009 through February 28, 2010; €10.32 for each share option granted after February 28, 2010 through October 13, 2010; $20.00 for each share option granted after October 13, 2010 through the IPO; NIS 0.645 or $22 - $52 (the par value of the Company's shares or the price of the Company's shares as of the respective grant date, as the case may be) for each share option granted thereafter.

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

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant	Number of
Period	options	Vesting conditions
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Quarter 4, 2007	660,211	144,962	29,965	-	-	-	-	-	485,284
Quarter 1, 2008	92,470	-	92,470	-	-	-	-	-	-
Quarter 2, 2008	90,332	54,264	36,068	-	-	-	-	-	-
Quarter 3, 2008	147,816	3,876	52,658	-	-	-	-	-	91,282
Quarter 4, 2008	82,171	32,558	-	-	-	-	-	-	49,613
Quarter 1, 2009	8,616	-	8,616	-	-	-	-	-	-
Quarter 3, 2009	34,109	34,109	-	-	-	-	-	-	-
Quarter 4, 2009	29,457	29,457	-	-	-	-	-	-	-
Quarter 1, 2010	26,356	26,356	-	-	-	-	-	-	-
Quarter 2, 2010	94,186	94,186	-	-	-	-	-	-	-
Quarter 4, 2010	727,450	547,450	-	180,000	-	-	-	-	-
Quarter 3. 2011	63,000	63,000	-	-	-	-	-	-	-
Quarter 4, 2011	183,000	183,000	-	-	-	-	-	-	-
Quarter 1, 2012	40,400	40,400	-	-	-	-	-	-	-
Quarter 2, 2012	9,000	9,000	-	-	-	-	-	-	-
Quarter 3, 2012	97,500	97,500	-	-	-	-	-	-	-
Quarter 4, 2012	457,500	7,500	-	-	135,000	315,000	-	-	-
Quarter 1, 2013	328,000	328,000	-	-	-	-	-	-	-
Quarter 2, 2013	92,100	92,100	-	-	-	-	-	-	-
Quarter 3, 2013	5,000	5,000	-	-	-	-	-	-	-
Quarter 4, 2013	110,000	110,000	-	-	-	-	-	-	-
Quarter 1, 2014	147,300	122,300	-	-	-	-	25,000	-	-
Quarter 3, 2014	13,500	13,500	-	-	-	-	-	-	-
Quarter 4, 2014	179,500	-	-	-	-	-	-	179,500	-
Modification (9)	(133,139)	-	-	-	-	-	-	(133,139)	-

Total options Granted	3,585,835

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(2)	Fully vested at grant date.

(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(4)	Vests one year after the grant date.

(5)	Vests three years after the grant date, subject to performance condition as detailed above.

(6)	Vests 11 months after the grant date.

(7)	33% - vests one year after grant date and an additional 8.33% vests at the end of each quarter beginning one year after the grant date.

(8)	Other than (1) – (7) above (mainly – quarterly-based, ten to twelve quarters).

(9)	In November 2014, the Company modified the terms of part of the above grants by cancelling 494,496 outstanding options and granting in return 361,357 new options with a lower exercise price. The new options include new vesting conditions as described in sub note 7 above.

A. The number and weighted average exercise prices of options are as follows:

	Number of options			Weighted average exercise price ($)
	2012	2013	2014	2012	2013	2014

Outstanding at January 1	1,576,486	1,622,218	1,870,608	14.96	25.64	33.79

Forfeited and expired during the period	(32,258)	(19,870)	(153,552)	19.05	30.34	46.19

Exercised during the period	(526,410)	(266,840)	(110,626)	5.57	15.74	8.11

Granted during the period	604,400	535,100	340,300	35.59	49.29	31.55

Modification during the period	-	-	(133,139)	-	-	22.00

Outstanding at December 31	1,622,218	1,870,608	1,813,591	25.64	33.79	29.11

Exercisable at December 31	502,435	544,508	754,345	16.30	20.81	27.02

Weighted average remaining contractual life (years)	7.00	5.51	4.61
Weighted average contractual life (years)	8.58	7.37	6.76

The options outstanding as at December 31, 2014 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $22 - $52 (2013: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $69; 2012: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $41). The weighted average share price at the date of exercise for options exercised in 2014 was $36.90 (2013: $58.00; 2012: $38.97).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

B.	Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula, see note 4D.

Expected volatility is estimated based on the weighted average historic volatility of the company's stocks and of comparable companies over the expected term of the options. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the Company's ordinary shares commenced trading in November 2010 and therefore there is insufficient history of option exercises. The risk-free interest was determined on the basis of AAA-rated Euro area central government bonds for grants prior to December 31, 2011, and for grant from January 1, 2012 onwards on the basis of the appropriate yield rates of non-indexed linked U.S. Federal Reserve treasury bonds for the expected term.

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31
	2012	2013	2014

Average fair value at grant date (in USD)	23.19	20.66	20.66

The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)	41.68	49.83	24.56
Exercise price (weighted average) (in USD)	35.59	49.29	31.55
Expected volatility (weighted average)	38%-75%	45%-66%	48%-63%
Option life (years)	3.5-7.0	3.0-4.5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	0.18%-1.76%	0.35%-1.70%	0.78%-2.02%

C.	Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 2.3% for management (including non-employees) and 3.4% for other employees based on the Company's assessment.

Remuneration expenses

	Year ended December 31
	2012	2013	2014
	(in thousands)

Expenses arising from share-based payment grants settled by the Company’s equity instruments	6,189	11,019	3,760

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

Compensation to key management personnel:

	Year ended December 31
	2012		2013		2014
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		(in thousands)		(in thousands)		(in thousands)

Short-term employee benefits	6	1,170	5	928	5	617
Long-term employee benefits	1	41	-	-	1	750
Post-employment benefits	1	34	1	39	1	36
Share-based payments	6	2,084	5	5,225	5	(*)1,333

Total		3,329		6,192		2,736

(*) The share-based payment presented in this table does not include $4.8 million related to the reversed CEO grant of options. See note 27 above.

B.	Exculpation, insurance and indemnification of key management personnel

The Group’s key management personnel and directors are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has entered into agreements with each of its key management personnel and directors exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreement is (1) with respect to indemnification in connection with a public offering of the Company’s securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of the Company’s securities, the greater of (a) an amount equal to 50% of the shareholders’ equity on a consolidated basis, based on the Company's recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $40 million.

