Form 20-F
period 2015-12-31
SodaStream International Ltd.
filed 2016-04-18
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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
Telephone: +972 (3) 976-2317
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 21,089,761 ordinary shares, par value 0.645 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report, the terms “SodaStream,” “we,” “us,” “our,” “our company” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries. References to “Euros” or “€” are to the Euro, the official currency of the Eurozone; references to “U.S. Dollars,” “U.S. dollars,” “$” or “dollars” are to U.S. dollars, the official currency of the United States; and references to “NIS,” “shekel” or “Israeli shekel” are to New Israeli Shekels, the official currency of the State of Israel.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

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

The forward-looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Item 3.D. — Risk Factors,” “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects.”

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

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2014 and December 31, 2015 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains unaudited information that is not derived from our financial statements.

(in thousands, except share	Year Ended December 31,
and per share amounts)	2011	2012	2013	2014	2015
Consolidated statements of operations data:
Revenues	$288,953	$436,316	$562,723	$511,774	$413,135
Cost of revenues	131,405	200,491	277,153	258,686	216,364
Gross profit	157,548	235,825	285,570	253,088	196,771
Operating expenses:
Sales and marketing	99,170	153,009	186,289	177,668	138,641
General and administrative	29,829	37,767	50,353	49,795	47,258
Other expenses	(158)	(484)	-	10,654	631
Total operating expenses	128,841	190,292	236,642	238,117	186,530
Operating income	28,707	45,533	48,928	14,971	10,241
Interest expense (income), net	(1,526)	169	551	401	350
Other financial expenses (income), net	(625)	767	1,695	(1,593)	(5,192)
Total financial expenses (income), net	(2,151)	936	2,246	(1,192)	(4,842)
Income before income tax	30,858	44,597	46,682	16,163	15,083
Income tax expense	3,373	737	4,655	3,868	3,006
Net income	$27,485	$43,860	$42,027	$12,295	$12,077
Net income per ordinary share:
Basic	$1.40	$2.16	$2.02	$0.59	$0.57
Diluted	$1.34	$2.09	$1.96	$0.58	$0.57
Shares used in computing net income per ordinary share:
Basic	19,553,296	20,343,829	20,790,930	20,968,498	21,036,681
Diluted	20,572,300	20,968,168	21,427,958	21,251,118	21,116,994

	Year Ended December 31,
(in thousands)	2011	2012	2013	2014	2015
Other financial and operating data (unaudited):
Total number of sparkling water makers sold	2,710	3,499	4,449	3,225	2,417
Total number of CO2 refills sold (1)	13,292	16,543	21,479	25,012	26,755
EBITDA(2)	$34,657	$55,657	$63,921	$32,018	$27,184
Adjusted EBITDA(3)	$35,657	$55,657	$63,921	$50,979	$36,702
Adjusted net income (3)	$27,485	$43,860	$42,027	$27,944	$21,595

	As of December 31,
(in thousands)	2011	2012	2013	2014	2015
Consolidated balance sheet data:
Cash and cash equivalents	$34,769	$62,068	$40,885	$46,880	$34,534
Bank deposits	39,485	-	-	-	-
Working capital (4)	78,278	95,137	155,382	158,840	140,690
Total assets	303,738	412,377	484,999	487,298	452,729
Loans and borrowings	4,006	-	15,452	43,884	36,822
Total liabilities	84,756	137,887	153,393	156,523	118,541
Total shareholders’ equity	218,982	274,490	331,606	330,775	334,188

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

(2)	EBITDA is a non-IFRS measure and is defined as earnings before total financial expense (income), net, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

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

(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. For 2014, Adjusted EBITDA eliminates the effect of goodwill impairment in addition to eliminating the effect of restructuring costs. Adjusted net income is a non-IFRS measure which eliminates the effect of restructuring costs. We believe that Adjusted net income and Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted net income excludes restructuring costs because it is mostly a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items. EBITDA and Adjusted EBITDA presented in this annual report are defined differently than in the company’s previous annual reports on Form 20-F. EBITDA and Adjusted EBITDA data for all periods presented reflect such terms as defined above.

(4)	Working capital is defined as (i) total current assets, excluding cash and cash equivalents, minus (ii) total current liabilities, excluding loans and borrowings and shareholders’ loans.

	Year Ended December 31,
(in thousands)	2011	2012	2013	2014	2015
Reconciliation of net income to EBITDA:
Net income	$27,485	$43,860	$42,027	$12,295	$12,077
Financial expense (income), net	(2,151)	936	2,246	(1,192)	(4,842)
Income tax expense	3,373	737	4,655	3,868	3,006
Depreciation and amortization	5,950	10,124	14,993	17,047	16,943
EBITDA	$34,657	$55,657	$63,921	$32,018	$27,184
Restructuring costs	-	-	-	15,649	9,518
Goodwill impairment	-	-	-	3,312	-
Adjusted EBITDA	$34,657	$55,657	$63,921	$50,979	$36,702

	Year Ended December 31,
(in thousands)	2011	2012	2013	2014	2015
Reconciliation of net income to adjusted net income:
Net income	$27,485	$43,860	$42,027	$12,295	$12,077
Restructuring costs	-	-	-	15,649	9,518
Adjusted net income	$27,485	$43,860	$42,027	$27,944	$21,595

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

A key element of our strategy is to expand in target markets, including the United States, and our failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.

A key element of our strategy is to grow our business by expanding sales of our sparkling water makers, CO2 refills and other consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, a significant portion of our growth efforts are focused on the United States, the world’s largest market for carbonated beverages and our most important potential growth market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. We face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems, including, among other things, identifying and addressing market trends and consumers’ tastes and preferences, which often differ between markets, adapting to changes in market trends and consumers’ tastes and preferences in our existing markets, encouraging consumers to make sparkling water beverages at home rather than purchasing sparkling water beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. We have and expect to continue to invest amounts in repositioning our brand around health and wellness as per our growth plan. We may not be successful in establishing such positioning and such positioning might not appeal to consumers. We may not achieve the anticipated positive results or growth from repositioning our brand around health and wellness, even if we succeed in establishing such positioning. There can be no assurance that we will meet any of the challenges we face in our existing markets or new markets we are targeting, and the failure to do so would materially adversely affect our growth in a particular market and may materially adversely affect our business, financial condition, results of operations and prospects.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand awareness we desire, which may adversely affect our business and prospects.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create and maintain awareness of our products and our brand in a manner that appeals to consumers. As part of our growth plan, we have and expect to continue to invest amounts to establish our new positioning around health and wellness and our future growth depends in part in our successfully positioning our brand and products in a manner that appeals to consumers. To create and maintain product and brand awareness, we engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential, such as the United States. Our future growth and results of operations depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

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

We believe that our ability to drive sales of our products depends on raising awareness of our brand in a manner that appeals to consumers. Our advertising and marketing campaigns require significant financial resources and may require additional funds depending on the results they generate.

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

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2016.

In addition, we have experienced, and may in the future experience, difficulties that are common in the installation, functionality and operation of manufacturing equipment. Failures or delays in obtaining and installing the necessary equipment, technology and other resources or their malfunction could result in manufacturing delays, which could harm our business, financial condition and results of operations. There can also be no assurance that demand for our products will increase commensurate with the increased production capability available following the completion of the ramp-up of the Lehavim facility or that we will realize the anticipated production and operational benefits from the Lehavim facility, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Following the completion of the ramp-up of the Lehavim facility, a single facility houses the majority of our production operations. Business interruptions at any of our manufacturing facilities could result in our inability to produce products for extended periods of time, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently produce most of our products at a single facility, the Lehavim facility located in the southern part of Israel, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. We continue to manufacture flavors in Ashkelon, Israel, located on the Mediterranean coast of Israel.

If operations at any of our manufacturing facilities, and at the Lehavim facility in particular, were to be disrupted as a result of equipment failures, earthquakes or other natural disasters, fires, accidents, work stoppages, power outages, water shortages, acts of terrorism or war, or other reasons, we may be unable to produce our products for extended periods of time. A facility and certain equipment located in a facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located at a facility. Lost sales or increased costs that we may experience due to the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. The occurrence of any of such events could have a material adverse effect on our business, financial condition, results of operations and prospects.

We lease some of our facilities from third parties, including our manufacturing facilities in Ashkelon. As such, there is a risk that we will not be able to renew the lease agreements, which could lead to a disruption of our operations, or that the terms of the leases under any such renewals will be on less favorable terms.

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

We distribute our home beverage carbonation systems and consumables through relationships with third-party distributors in 23 countries. Our third-party distributors accounted for 12.2% of our revenues in 2015 and one of our distributors, serving one country in Western Europe, accounted for 9.0% of our revenues in 2015. Our distribution agreements are generally exclusive agreements for a given territory with a five-year term with an option to extend the term, and our distributors are generally required to meet defined purchase targets. If our distributors do not meet their defined purchase targets, they may lose their exclusivity right and we may also seek to terminate our distribution agreement with them. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and may also experience a delay in retaining new distributors. Where we rely on third-party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. Furthermore, our distributors also undertake to manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage the reverse logistics, it will make it more difficult for our customers to obtain replacement CO2 cylinders, which could negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers, which may, in turn, materially adversely affect our business, financial condition, results of operations and prospects.

We may face competition from sales of consumables and, in particular, CO2 cylinders, which could adversely impact our business, financial condition and results of operations.

Our business of refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems and provide them under license, whether sold with our systems or as a separate component. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2 cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that the cylinders are provided under license. Nevertheless, these contractual arrangements have not always been effective, and in a number of locations, suppliers of CO2 not authorized by us have sought or may in the future seek, to refill our exchangeable CO2 cylinders or refill other exchangeable CO2 cylinders marketed as compatible with our systems. In addition to creating potential safety and public health risks, such sales of consumables by third parties unauthorized by us may result in lost sales opportunities for us, negatively impact customer retention and could harm our reputation if these products cause damage when used with our products.

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

We face competition in several of our markets from manufacturers which offer products that compete with ours, including sparkling water makers, carbonation bottles and flavors. We anticipate that we will face additional competition from competitors that may enter the home carbonated beverage and sparkling water market, including from manufacturers of home beverage carbonation systems and consumables and manufacturers of carbonated beverages. Current or future competitors may, for example, introduce products with features which may cause consumers to stop using our systems or to use them less frequently, such as sparkling water makers that do not require the exchange of CO2 cylinders or that use other methods of carbonation. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. Increased competition from existing or new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, our competitors’ arrangements with their collaborators may prevent us from entering into similar, or other, arrangements with such collaborators.

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

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling sparkling water makers to new consumers and our consumables to consumers who already own our sparkling water makers. Since we derive higher profit margins from our consumables, the continued use of our home beverage carbonation systems by, and the repeat sales of our consumables to, consumers who have already purchased our systems are important to our business. In markets where we have an established presence, we face the challenge of retaining customers due to changes in consumer preferences, perceptions and spending habits, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to identify and respond quickly to such changes, including through creative initiatives, such as new product offerings and special promotions. For example, in response to what we believe is a shift in consumer preferences towards health and wellness in the carbonated beverage industry, under our growth plan, we are positioning our brand around health and wellness. However, we may not be successful in establishing such positioning and such positioning might not appeal to consumers. Our failure to predict, or respond effectively to changes in consumer behavior, including where they shop, could result in a reduction in the number of our customers, which could lead to lower revenues and increased inventories, and would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our home beverage carbonation systems and other products may fail and cause personal injury or property damages. Failures of our home carbonation beverage systems may be caused by, among other things, design defects, defects in workmanship or materials and misuse by consumers. Although we take quality assurance measures which are intended to ensure that our products are free from design faults and defects in workmanship and materials, there can be no assurance that our products will not fail. Additionally, although we include explicit instructions for the operation of our home beverage carbonation systems and place safety warnings on our products, consumers may misuse our products, including by:

•	washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottle to burst during the carbonation process;

•	carbonating substances other than water with our sparkling water makers, which could cause the sparkling water makers to fail and possibly cause damage to the other components of our home beverage carbonation systems; and

•	subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The failure or misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, any unauthorized use of our home beverage carbonation systems, including by using third-party consumables with our systems, could lead to failure or malfunction of the systems which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems. Product safety or quality issues, actual or perceived, including allegations of product contamination or other issues, even when false or unfounded, could subject us to product liability and other claims, tarnish the image of the affected brands and may cause consumers to choose other products. Such issues or allegations may also require us to conduct product recalls and result in higher than anticipated rates of warranty returns and other returns of goods.

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

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us or the successful independent development by third parties of the same or similar confidential or proprietary innovations. We have been in the past, and may in the future be, subject to opposition proceedings with respect to applications for registrations of our intellectual property, including, but not limited to, our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to the registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

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

To protect our intellectual property, including our know-how and trade secrets, we have implemented a system in most jurisdictions by which we require our relevant employees to enter into employment contracts which include clauses requiring such employees to acknowledge our ownership of all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose confidential information. Agreements with certain of our employees also typically contain provisions restricting employment with our competitors for a certain period of time after they stop working for us. These restrictions may be of no or little enforceability under applicable law. We also typically include similar provisions in our distributor and supplier agreements. These provisions may not be adequate or enforceable, and despite our efforts, our know-how, confidential information and trade secrets could be disclosed to third parties, or third parties could independently develop the same or similar information or technologies, which could cause us to lose competitive advantages.

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

There can also be no assurance that we will prevail in any intellectual property infringement litigation we institute to protect our intellectual property rights given the complex technical issues and inherent uncertainties in litigation. Such litigation may be time consuming, expensive, and may distract our management from running the day-to-day operations of our business. If we are unable to successfully defend our intellectual property rights, our business, brand, financial condition, results of operations and prospects could be materially adversely affected. There can be no assurance that our intellectual property rights can be successfully asserted or will not be invalidated, circumvented or challenged. In addition, there can be no assurance that these protections will be adequate to deter the unauthorized use of our intellectual property rights by third parties or to deter the development of products with features based upon, or otherwise similar to, our products.

We may be subject to claims by third parties asserting that our products and other intellectual property infringe, or may infringe, their proprietary rights.

We have in the past been, and may in the future be, subject to claims by third parties asserting misappropriation, or that our products and other intellectual property infringe, or may infringe, or otherwise violate, their proprietary rights. Any such claims, regardless of merit, could result in litigation, which could result in expenses, divert the attention of our management from running the day-to-day operations of our business, cause significant delays in and materially disrupt the conduct of our business. As a consequence of such claims, we could lose our proprietary rights, become subject to liabilities, including payments of damages, be required to develop non-infringing products, seek licenses from others, which may not be available on reasonable terms, if at all, stop selling our products or re-brand our products and could suffer other negative effects to our business. In the event of a successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed or similar technology or other intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The dollar is our functional and reporting currency. However, a significant portion of our cost of revenues and operating expenses are incurred in NIS, and to a lesser extent, in other currencies, such as the Euro. As a result, we are exposed to the risks that the Israeli shekel or these other currencies may appreciate relative to the dollar. In any such event, the dollar cost of our non-dollar denominated operations would increase and our dollar-denominated results of operations would be adversely affected. Furthermore, because a material portion of our revenues is denominated in currencies other than the dollar, the strengthening of the dollar in relation to other currencies, in particular the Euro, will negatively affect our results of operations. For example, in 2015, our revenues and operating income were negatively impacted from changes in foreign currency exchange rates by approximately $58.6 million and $14.1 million, respectively. We cannot predict any future trends and rates of devaluation (if any) of the Israeli shekel or any of these other currencies against the dollar. Although we currently engage in hedging transactions to minimize our currency exchange rate risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability and may vary from quarter to quarter. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

Fluctuations in our business caused by seasonality or unusual weather conditions could cause fluctuations in our quarterly results of operations and volatility in the market price of our ordinary shares.

Historically, our revenues have generally been strongest in the third and fourth quarters and weakest in the first quarter. We generally attribute this historical seasonality to increased demand for our products during the warmer summer months and increased sales associated with holiday shopping. As such, our revenues may also be impacted by the effects of the weather as our revenues would likely decrease if periods when the weather is colder are longer than usual. Our operating expenses and, therefore, our overall margins are also seasonally impacted. For example, although not the case in 2015, we typically increase our advertising and promotional expenditures in the second and fourth quarters. Consequently, our overall operating income may be lower in these quarters. The impact on sales volume and operating results due to these and other factors can significantly impact our business. Accordingly, our results for any quarter are not necessarily indicative of the results that may be achieved in subsequent quarters or for the full fiscal year. Our quarterly operating results should not be relied on as indications of our future performance. These fluctuations may also cause volatility in the market price of our ordinary shares.

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

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”), may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, governmental authorities in certain of our markets, such as Finland, France and certain states in the U.S., have imposed taxes on sugar-sweetened beverages which apply to our flavors, and other governmental authorities, such as the United Kingdom and other states in the U.S., have introduced, or considered levying, similar taxes. If such taxes are introduced and were to apply to our flavors, the sales and consumption of such flavors might decrease and thereby have a material adverse impact on our financial condition and results of operations.

An increase in the cost or shortage of supply of the raw materials for our products could have a material adverse effect on our business, financial condition and results of operations.

We use certain raw materials to produce our sparkling water makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, certain plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrate. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future due to movements in currency exchange rates, government policies and regulations, increased demand for, or decreased supply of, such materials, crop failures, weather conditions, shortages or other reasons or unforeseen circumstances. To the extent that any of the foregoing or other factors increase the prices or limit the supply of such materials, and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business, financial condition and results of operations could be materially adversely affected.

Disruption of our supply chain could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons, could impair our ability to manufacture or sell our products. To the extent that we are unable to retain alternative sources of supply, to financially mitigate the impact of such events, such as by identifying an alternative supplier in a timely and cost-effective manner, or to effectively manage such events if they occur, there could be a material adverse effect on our sales and profitability, and additional resources could be required to restore our supply chain.

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

Rising fuel, freight and energy costs have in the past, and may in the future, have an adverse impact on the cost of our operations, including the manufacture, transportation and distribution of our products. All of these costs may fluctuate due to a number of factors outside of our control, including governmental policies and regulations and weather conditions. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of transporting products, which could result in increased expenses and negatively affect our operations. If we are unable to hedge against such increases or raise the prices of our products to offset the changes, our results of operations could be materially adversely affected.

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

Based on current expectations, we believe that our cash on hand, cash flows from operations and borrowings available under our short-term credit facilities from financial institutions will be sufficient to meet our currently anticipated cash requirements for the next 12 months. However, in the future, we may require additional capital in order to finance our activities. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations and the terms of which may include additional operating or other covenants that might, among other things, restrict our ability to pay dividends to our shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. If we were to issue equity to raise capital, it would dilute the holdings of our existing shareholders.

Disruptions to our IT systems may impact our operations and materially harm our business.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. There can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

Compliance with regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and derivative metals, namely -tantalum, tin, gold and tungsten (referred to as “conflict minerals” regardless of their actual country of origin) in their products. These rules require us to investigate whether our products contain such “conflict minerals” and include appropriate disclosures in our filings with the SEC. Potential costs, including costs of remediation and other changes to products, processes or sources of supply, may arise as a consequence of such activities. Compliance with these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products or lose those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customer demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold. The occurrence of any of these events could also have a material adverse impact on our ability to manufacture and market our products.

Risks Related to our Operations in Israel

We conduct operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business.

We are incorporated under the laws of the State of Israel, and our principal offices and our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, the Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian National Authority, it is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in any additional agreements. In mid-2006, Israel engaged in an armed conflict with Hezbollah, and in June 2007, there was an escalation in violence in the Gaza Strip. In recent years, including in July and August 2014, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran, which is believed to have a strong influence among extremist groups in the region, such as Hamas in the Gaza Strip and Hezbollah in Lebanon.

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

Any hostilities between Israel and its neighbors and any future armed conflict, terrorist activity, political instability or violence in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

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

In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. These restrictions may limit our ability to distribute our products in these countries or establish distributor relationships with companies operating in these regions. The State of Israel and Israeli companies have been and are today subjected to threats of economic boycotts. In recent years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or any interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our business, financial condition and results of operations. We may also be targeted by cyber terrorists because we are an Israeli company.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Our operations could be disrupted by the obligations of our employees to perform military service. Generally, adult citizens and permanent residents of Israel until the age of 40 (or older, for individuals who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform up to 36 days (and in some cases more) military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our employees, including members of our management, are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received.

One of our Israeli subsidiaries is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) and the Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended. If this subsidiary does not meet these requirements, the tax benefits could be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Furthermore, these tax benefits may be reduced or discontinued in the future. The termination or reduction of these tax benefits would increase our tax liability, which would harm our financial condition and results of operations. See “Item 10.E. — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

We have received and have been approved to receive grants under certain Israeli Government programs and may apply from time to time in the future, to receive additional grants, including under the Investment Law. The receipt of approved grants and future grants, if approved, is subject to our satisfying certain conditions stipulated in applicable Israeli legislation and letters of approval. If we fail to meet these conditions, the grants could be canceled and we may be required to refund the amounts received, as adjusted by the Israeli consumer price index, and interest, and may become subject to other monetary penalties, which would harm our financial condition and results of operations. In addition, in order to secure fulfillment of the conditions related to the receipt of the grants, a floating lien was registered in favor of the State of Israel on substantially all of the assets of our Israeli subsidiary. The exercise of such lien could have a material adverse effect on our business.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase in the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, shareholders have a general duty to refrain from discriminating against other shareholders and a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in a company has a duty of fairness towards the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law — Duties of shareholders.”

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we follow and we may in the future elect to follow additional home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules (the “Nasdaq Rules”). We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers and director nomination procedures. In addition, we may elect to follow Israeli corporate governance practices instead of the requirements under the Nasdaq Rules to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection than is accorded to investors of U.S. domestic issuers. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. See “Item 16G. — Corporate Governance.”

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and other three most highly compensated executive officers on an individual basis. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), we are required to disclose the annual compensation of SodaStream International Ltd.’s five most highly compensated office holders on an individual basis. Under the Companies Law regulations, this disclosure is required to be included, or referenced, in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report. See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

We would lose our foreign private issuer status if, as of the determination date under rules promulgated under the Exchange Act, a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Provisions of our articles of association, Israeli law and certain of our agreements may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include that our directors (other than external directors) are elected on a staggered basis, and therefore a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. Our articles of association also include the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See “Item 10.B. — Memorandum and Articles of Association — Acquisitions under Israeli law.” Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. Certain of our agreements require the receipt of consents, including from governmental authorities, for change of control transactions. These provisions of Israeli law, our agreements and our articles of association could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks Related to our Ordinary Shares and the Trading of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in our initial public offering in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded on the Nasdaq Global Select Market as high as $79.72 per share and as low as $11.40 per share and were trading at $14.28 per share as of April 15, 2016.

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

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being listed on the Nasdaq Global Select Market, since December 2015, our ordinary shares are also listed for trade on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets take place in different currencies (U.S. dollars on the Nasdaq Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we are required to use the market capitalization method. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, the market price may affect the determination of whether we will be considered a passive foreign investment company. Accordingly, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10.E. — Taxation — United States federal income taxation.”

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

In March 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on the Nasdaq Global Select Market following our initial public offering (“IPO”). On December 15, 2015, our ordinary shares commenced trading on the TASE.

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 7010000 Israel and our telephone number is +972-3-976-2317. Our authorized representative in the United States and agent for service of process in the United States, SodaStream USA, Inc., is located at 200 East Park Drive, Suite 600, Mount Laurel, NJ 08054. Our website address is www.sodastream.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2013, 2014 and 2015 amounted to $44.6 million, $60.9 million and $53.7 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. The increase in capital expenditures in 2014 as compared to 2013 was mainly due to the construction of our new manufacturing facility in the southern part of Israel, and to a lesser extent to investments in developing new products and improvements in our information technology systems, and the decrease in 2015 as compared to 2014 was mainly due to the progress achieved in the construction and ramp-up of such facility. Our capital expenditures in 2015 were primarily financed by long-term loans and cash flow from operations. We anticipate our capital expenditures in 2016 to primarily be related to the construction of our new logistics center and new administration building on the Lehavim site, expansion of our production capacity and capabilities, investments in developing new products and investments and improvements in our information technology systems. We anticipate our capital expenditures in 2016 to be primarily financed from cash flow generated from operations and utilization of existing credit facilities. However, we may require additional new borrowings or additional capital to meet our capital expenditure requirements.

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

We believe that we are the world’s largest sparkling water company (in terms of volume consumption) and the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show that SodaStream has the largest market share in each of a dozen of the largest markets in which we operate. We continue to grow our installed base and estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2015, there were approximately 9 million households that make a sparkling water or flavored sparkling water beverage using our sparkling water makers at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated beverage and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell sparkling water makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the sparkling water. As of December 31, 2015, we sell our products through more than 70,000 individual retail stores in 45 countries, including approximately 13,000 retail stores in the United States. In 2015, we distributed our products directly in 22 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

Our revenues decreased by 9.0% from $562.7 million in 2013 to $511.8 million in 2014 and decreased by 19.3% to $413.1 million in 2015. Over the past five years, our revenues grew 43.0% from $289.0 million in 2011 to $413.1 million in 2015, representing a compound annual growth rate of 7.4% for that period. We had net income of $42.0 million, $12.3 million and $12.1 million in 2013, 2014 and 2015, respectively. From 2013 through 2015, our revenues from sparkling water makers and exchangeable CO2 cylinders decreased from $233.1 million to $133.0 million, while our revenues from sales of consumables decreased from $317.8 million to $272.8 million.

In October 2014, we adopted a growth plan based on the below five “growth pillars” and in 2015 we continued with the implementation thereof.

•	Organization – This pillar includes investing in human capital, including recruiting new talent to our leadership team and consolidating our operational structure.

•	Marketing – This pillar includes repositioning our brand around health and wellness and reinvigorating our brand heat.

•	Product and Innovation – This pillar includes offering products that will provide a superior user experience and introducing innovative technology platforms.

•	Distribution – This pillar includes strengthening our presence in our existing markets, by, among other things, educating consumers of the benefits of our product offerings.

•	Operations – This pillar includes improving operational efficiencies by, among other things, the completion of our new manufacturing facility and focusing on Stock Keeping Unit, or SKU, rationalization.

Industry background

According to Canadean, the global carbonated beverage industry generated approximately $375 billion in sales turnover in 2014 and approximately $378 billion in 2015. In recent years, we have witnessed a significant shift toward “health & wellness” in the carbonated beverage industry, as consumers are abandoning traditional soft drinks in favor of what is popularly referred to as “Water+ beverages” and sparkling waters. For example, in the United States, consumers have shifted towards natural ingredients, natural sweeteners, reduced calories and products that are considered to promote “health & wellness.”

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

Consumers initially purchase a “starter kit,” consisting of a sparkling water maker and one or two carbonation bottles together with hermetically-sealing bottle caps. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce varying amounts of sparkling water, depending on the CO2 content and other factors. Such systems are typically sold in the United States at prices ranging from $79.99 for a basic plastic model that uses a plastic carbonation bottle, to $199.99 for the higher-end model that has stainless steel components and utilizes glass carbonation bottles.

Sparkling water makers. We currently offer a variety of sparkling water makers. Our sparkling water makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic and, other than the “Power” model, do not require electricity. The CO2 cylinder fits easily in a rear compartment and with a simple push, carbonates water. Our sparkling water makers are sold in a variety of designs and colors and accommodate different CO2 cylinder sizes.

Exchangeable CO2 cylinders. The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or steel cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the sparkling water maker. Certain models of sparkling water makers can accommodate more than one size of cylinders, while others fit only one size. The actual amount of sparkling water produced per cylinder varies based on the CO2 content, the type of sparkling water maker used, user preference (the amount of carbonation released during each carbonation) and other factors. We only use beverage-grade CO2 in our cylinders. We also sell natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from other sources.

CO2 refills. We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and since the cylinders are provided under license, they only pay for the CO2. In some markets, direct home delivery and exchange is also available, and we use third-party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned and refilled for distribution. We conduct CO2 refilling in the United States, Australia, Germany, Israel, the Netherlands, South Africa and Sweden and also at a third-party facility in New Zealand. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay $14.99 for a 60-liter CO2 refill or $29.99 for a 130-liter CO2 refill.

Carbonation bottles. Our home beverage carbonation systems produce sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation systems. The glass bottle, as well as some versions of the plastic bottle, is dishwasher-safe. For the high-end market, we offer sparkling water makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of four years. Consumers often purchase additional carbonation bottles to allow for several bottles of sparkling water and flavored sparkling water to be available at the same time. Consumers in the United States typically pay $19.99 for two additional plastic one-liter carbonation bottles, $16.99 for two additional plastic half-liter carbonation bottles and $14.99 for one additional glass carbonation bottle.

Flavors. We work closely with leading international flavor and essence manufacturers which provide research and product development services, including sensory testing in order to enhance our flavor offerings and cater to consumers’ tastes and address market trends. Our flavors come in a highly concentrated form, customized for our home beverage carbonation systems.

As part of our growth plan, during 2015, we commenced the launch of our new portfolio of flavors which support the repositioning of our brand around health and wellness in certain of our markets, and intend to launch our new portfolio of flavors in certain additional markets in 2016 and 2017. The new flavor portfolio is comprised of naturally flavored sparkling water mixes (including naturally fruit flavored mixes, mixes with added nutrients, mixes with no calories and innovative flavor combinations created in conjunction with the celebrated, two Michelin star chef, Paul Liebrandt).

In line with our growth plan, we commenced the rebranding of our flavors that do not fit with our new positioning, including some of our popular classic flavors, under new brands called “Fountain Style” or “Classics,” depending on the market. We also expect to continue to enter into strategic co-branding arrangements and intend to discontinue certain other flavors.

The new flavors, including the “Fountain Style” and “Classics” flavors, are sold, currently in certain markets, in newly designed 440 ml bottles which typically produce between seven and nine liters of flavored sparkling water. Consumers in the United States typically pay between $5.99 and $6.99 for a 440 ml bottle of one of our flavors. Where sold, such as in markets which have not yet fully transitioned to our new portfolio of flavors, our classic flavors are usually sold in 375 ml, 500 ml or 750 ml bottles, which typically produce between nine and 18 liters of flavored sparkling water. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors.

In addition, we also sell certain flavors in our SodaStream Caps, which are single-serving disposable capsules that add a pre-measured amount of flavor to SodaStream carbonating bottles.

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

Distribution

We mostly market our products through retail channels. We distribute our products in 45 countries, 22 directly and the remainder indirectly through our distribution partnerships.

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

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well. We distribute our products directly in 22 countries.

Indirect markets

Pursuant to our distribution strategy and in order to expedite penetration into certain new markets, we contract with third-party distributors who facilitate distribution of our products. In 2015, our distributors accounted for 12.2% of our total revenues. The gross margin on sales is generally higher in markets where we distribute directly than markets in which we use third-party distributors.

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

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term with an option to renew. Distributors are generally required to meet annual purchase targets during the term of the agreement, which generally increase from year to year. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. If our distributors do not meet their defined purchase targets, they may lose their exclusivity rights and we also generally have the right to terminate the agreement after a notice period.

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

Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores as well as online. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	ACE Hardware	Asplund
Amazon	Ahold	Amazon.ca	Assorted Homeware
Argos	Argos	Amazon	Automatic Centre
Asda	Asda Walmart	Bartell Drug Company	Best Denki
Auchan	Auchan	Bed Bath & Beyond	Betta Electrical
Bergendahls	Blue Square	Best Buy	Bic Camera
Boulanger	Clicks	BJ’s	Bing Lee
Carrefour	Cora	Canadian Tire	Big W
CDS	DartyDatart	Costco	Books
Clas Ohlson	Dischem	Crate and Barrel	Breeze
Continente	El Corte Ingles	ECS Cofee	BSR Group
Coop	FoodZone	El Palacio de Hierro	CK Tang
Cora	F.LLI Fontana	Fred Meyer	Clive Peeters
Costco	Game	Home Depot	Cold Storage
Dansk Supermarked	General Trade	Home Hardware	Coles
Darty	Globus	Home Outfitters	Costco
Delhaize BE	Home Center	JC Penney	Courts
Dunelm	InterSpar	Kitchen Collection	David Jones
Edeka	Lakeland	Kitchen Stuff Plus	Dick Smith
Elipso	Makro	Kmart	Edion
Electrolux Home	Markant	Kohl’s	Far Eastern
Elkjop	Manor	Kroger	Globus
Elkedjan	Media Markt	Le Gourmet Chef	The Good Guys
Esselunga	Media Saturn	Liverpool	Harvey Norman
Euronics	Metro/Stax	Linen Chest	Hanshin
Europris	OK Foods	London Drugs	Hola
Expert	Pick’n Pay	Lowes Canada	IGA
F9 Distribution	Planeo Partners	Loyalty One	Iseten
Fnac	Rami Levy	Meijer	Ito Yokado
Fust	Sainsburys	Office Depot	JB Hi Fi
Groupe Delhaize	Shield	PC Richards	John Danks
Harvey Nichols	Shoprite Checkers	Personal Edge	Kmart
ICA	Shufersal	Planet Organic	K’s Electronics
Imerco	Spar	Sears	Metcash
Intermarche	Tesco	Shopko	Metro
InterSpar	Total Coop	Sobeys West	Mitre 10
Jarnia	Total Esselunga	Staples	Mitsukoshi
Karstadt	Unieuro	Sur La Table	Momo
Kasanova	Wholefoods	Target	Myers
Kaufhof		The Bay	NTUC
Kaufland		Walmart	Pacific SOGO
Kop & Kande		Wegman’s	PChome
Krefel NV		Water Depot	RetraVision
Leclerc		Williams Sonoma	Robinsons
Lidl			Shin Kong Mitsukoshi
Media Markt			SM
Media Saturn			Spotlight
Metro			Takashimaya
Migros			Target
Monoprix			Uni-Ustyle
Motonet			Woolworth
New Vandenborre			Yahoo
OBI			Yodobashi
Pingo Doce
Radio Popular
Real
REWE
Rossmann
Ruokakesko
Selfridges
S-Group
SIBA
Tokmanni
Trafic
Unieuro
Verkkokauppa
Worten

Our retail distribution is an important element in bringing our products to potential consumers and thereby generating the acquisition of our home beverage carbonation systems by new customers. Additionally, we believe that the widespread availability and easy access to consumables (primarily CO2 refills and flavors) are key to securing ongoing customer retention and loyalty. We believe that one of our most important competitive advantages is our strong retail distribution network and in particular, that of our CO2 refill exchange program. We intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold.

Marketing

Under our growth plan, our marketing objective is to establish and position SodaStream as a sparkling water and flavored sparkling water brand around health and wellness. Accordingly, during 2015, in certain markets, we launched a new portfolio of flavors which support such positioning and sell flavors that do not fit with our new positioning under new brands. A key element of our strategy to achieve this marketing objective is to build consumer awareness and to educate consumers of the benefits of our products. Consumer demand activities are designed primarily to increase the installed base of sparkling water makers as measured in terms of percentage of household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (CO2 refills, flavors and carbonation bottles). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

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

Manufacturing and production

We manufacture most of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our customers receive quality products. We manufacture our products and conduct CO2 refilling in over 10 locations around the world.

In 2015, most of our manufacturing operations were moved to our new manufacturing facility located in the southern part of Israel, the Lehavim facility. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. As part of the ramp-up plan for the Lehavim facility, in 2015, we closed our facilities in Mishor Adumim, which is located in a disputed territory sometimes referred to as the “West Bank,” and in Alon Tavor, located in the northern part of Israel. We maintain our facility in Ashkelon, located on the Mediterranean coast of Israel, where we manufacture flavors that are distributed worldwide.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We were able to meet demand in 2014 and 2015 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2016.

We manufacture our products in accordance with applicable safety and regulatory requirements around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing which are intended to ensure the quality of all of our products.

We use certain raw materials to manufacture our sparkling water makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrate. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply. The cost of such raw materials has fluctuated in the past. From time to time, we engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Product development

We maintain an active innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal, as well as improved functionality and user experience. Over the years, we have introduced several new models of sparkling water makers, including the “Source,” a sparkling water maker that combines beauty, functionality and efficiency.  Most recently, in March 2015, we launched the “Power,” an electrically powered innovative sparkling water maker, in April 2015, we unveiled the “Mix,” a new high-end carbonation machine that can carbonate almost any liquid, and in March 2016, we unveiled the “Spirit,” a state-of-the-art, affordably priced, slimmer and elegantly-designed sparkling water maker that incorporates the advanced “snap-n-lock” bottle mechanism.

We are continuously seeking to enhance our flavor offerings and cater to consumers’ tastes and address market trends. As part of our growth plan, during 2015, we commenced the launch of our new portfolio of flavors which support the repositioning of our brand around health and wellness in certain of our markets. In line with our growth plan, we also commenced the rebranding of our flavors that do not fit with our new positioning, including some of our popular classic flavors, under new brands called “Fountain Style” or “Classics.” These rebranded flavors are currently available in certain markets. We expect to continue to enter into strategic co-branding arrangements and intend to discontinue certain other flavors.

We constantly seek to continue to improve our product offerings and to provide consumers with a superior user experience. In 2012, we launched a program that we refer to as “Powered by SodaStream,” whereby we collaborate with third parties to provide CO2 and other accessories for their carbonation devices. For example, we partnered with Samsung, a leading home appliance brand, which, in 2013, launched a refrigerator that offers sparkling water and in 2013, we collaborated with Whirlpool to produce a jointly developed home carbonation system for Whirlpool’s KitchenAid brand, which launched in the second quarter of 2014. We expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers when they need to purchase additional CO2 and other consumables, which would increase our household penetration base and generate additional sales of consumables.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers and customers, among others. We have a variety of trademarks registrations and pending applications, patents and pending patent applications and design registrations and pending applications which cover, among other things, the “snap-n-lock” mechanism and designs for most of the sparkling water makers we introduced in the last few years, including the “Source” and the “Spirit.” We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. We have monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past and we intend to continue to protect our intellectual property rights in the future.

Competition

We face competition from manufacturers of other home sparkling water makers in certain jurisdictions. New competitors may also enter the home carbonated beverage and sparkling water market. Current or future competitors may, for example, introduce products with features which may cause our consumers to stop using our systems or to use them less frequently, such as sparkling water makers that do not require the exchange of CO2 cylinders or that use other methods of carbonation. We also compete with the large global beverage companies for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

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

Government regulation

Our products, which include both food products and compressed gas, are subject to governmental regulation in most jurisdictions in which we do business. Food products, such as flavors and beverage-grade CO2, are subject to regulation both at regional levels such as the European Union, as well as on a national level. These regulations require us to vary product formulations and labeling. In addition, certain marketing claims regarding our flavors differ from jurisdiction to jurisdiction as a result of local regulations.

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction, and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, the United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to 10 years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinders and cylinder packaging bear a “green diamond” precautionary symbol for a Class 2.2 product under the European Agreement Concerning the International Carriage of Dangerous Goods by Road (ADR). In the United States and other jurisdictions, our cylinders are regulated as hazardous materials.

 Facilities

Our headquarters in Airport City, Israel is comprised of approximately 28,300 square feet of office space, which we lease under a lease agreement that terminates in April 2018. Our Lehavim facility is located on a plot of land comprising approximately 915,000 square feet in the southern part of Israel. In October 2015, we entered into a long-term lease agreement with the Israel Land Authority, pursuant to which we lease the land where the Lehavim facility is situated for a term ending in February 2061, with an option to extend the lease for an additional term of 49 years. Our Ashkelon facility, located on the Mediterranean coast of Israel, is comprised of approximately 21,500 square feet of factory, warehouse and office space and is leased under a lease agreement that terminates in December 2016. We have an option to extend the lease for an additional 12 months. Our facility in Limburg, Germany is comprised of approximately 49,000 square feet of factory, office and warehouse space under a lease that terminates in August 2017. We have the option to extend the lease for an additional 48 months, unless the lessor notifies us at least six months prior to the end of the term that it does not wish to extend the lease. This location is used for sales and marketing activities as well as CO2 refilling. Additionally, we have CO2 refilling facilities in the United States, Australia, Israel, the Netherlands, South Africa and Sweden.

Our European commercial and logistics center is managed from Rijen, the Netherlands. We have sales and marketing offices in Australia, Canada, Denmark, Finland, Germany, Israel, Italy, Japan, the Netherlands, Norway, South Africa, Sweden, Switzerland, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Seasonality

For a discussion of seasonality, see “Item 5.A. — Operating Results — Seasonality.”

C.	Organizational Structure

Our company, SodaStream International Ltd., was formed in March 2007, for the purpose of fully controlling SodaStream Enterprises N.V. (formerly Soda-Club Enterprises N.V.). SodaStream Enterprises N.V., which is registered in the Netherland Antilles, is wholly-owned by SodaStream International Ltd. Our operational activities are carried out by SodaStream International B.V., which is registered in the Netherlands, and its direct and indirect subsidiaries. SodaStream International B.V. is a wholly-owned subsidiary of SodaStream Enterprises N.V.

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 31, 2016:

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

For a discussion of property, plants and equipment, see “Item 4.B. — Business Overview — Manufacturing and production,” “Item 4.B. — Business Overview — Facilities” and “Item 5.A. — Operating Results — Application of critical accounting policies and use of estimates — Property, plant and equipment.”

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

As of December 31, 2015, we sold our products through more than 70,000 individual retail stores in 45 countries. Following our purchase of the distribution business from certain of our former distributors, including Eurometalnova SPA in June 2013, covering Italy, and Synergy Trading Corporation in April 2014, covering Japan, as of December 31, 2015, we distributed our products directly in 22 countries and indirectly through local distributors in our remaining markets.

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

Historically, our growth in revenues was driven by our heightened focus on promoting sparkling water maker sales in both existing markets and new markets to increase our installed base of sparkling water makers, particularly in North America, but also in Western Europe. Historically, the growth of our installed base of sparkling water makers in turn resulted in an increase in revenues from sales of our consumables. We are currently continuing with the implementation of our growth plan, which we adopted in October 2014 and is based on five “growth pillars.” A key element of our strategy is to expand our active installed base of sparkling water makers by further penetrating existing markets, including the United States, and by entering new markets. Another key element of our strategy is to build consumer awareness and to educate consumers of the benefits of our products.

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

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

(in thousands)	Year Ended December 31,
	2013	2014	2015
Sparkling water makers and exchangeable CO2 cylinders	$233,146	$172,614	$133,033
Consumables	317,798	327,400	272,825
Other	11,779	11,760	7,277
Total	$562,723	$511,774	$413,135

	Year Ended December 31,
	2013	2014	2015
Sparkling water makers and exchangeable CO2 cylinders	41.4%	33.7%	32.2%
Consumables	56.5	64.0	66.0
Other	2.1	2.3	1.8
Total	100.0%	100.0%	100.0%

We believe that the number of sparkling water makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of sparkling water maker units sold is indicative of the growth of our customer base and the number of CO2 refills sold is indicative of sales of consumables to our active consumer base. In 2015, the number of sparkling water maker units that we sold decreased by 24% and the number of CO2 refills that we sold increased by 7.0%, as compared to 2014. We estimate, based on consumer surveys and sales of CO2 refills, that, as of December 31, 2015, there were approximately 9 million households that created a sparkling water or flavored sparkling water beverage using our sparkling water makers at least once every two weeks, which we refer to as active consumers.

We believe that the sale of every sparkling water maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each sparkling water maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenue category referred to above as “Sparkling water makers and exchangeable CO2 cylinders.” A customer would not typically need to purchase a CO2 refill, which is recorded in the sales category referred to above as “Consumables,” for several months. Our general historical experience is that the growth in sales of consumables in a new market arises over a period of time following the growth in sparkling water maker sales and increases correspondingly to the growth in our active consumer base in such markets. These factors may result in a lag between the growth in sparkling water maker sales and growth in the sales of consumables.

While we anticipate that this trend will continue, a variety of factors, including customer retention rates, the growth of our reverse logistics network, weather and competition, could affect our results in the future.

In some of the markets in which our products are sold, we operate through local distributors. In 2015, one of our distributors, serving one country in Western Europe, accounted for 9.0% of our revenues. Distributors are generally required to meet annual purchase targets during the term of the agreement, which generally increase from year to year. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. If our distributors do not meet their defined purchase targets, they may lose their exclusivity rights and we also generally have the right to terminate the agreement after a notice period.

Cost of revenues and gross margin

Our cost of revenues consists primarily of raw materials and components, as well as production and production-related labor, freight costs and other direct and indirect production costs. We require certain raw materials to manufacture our sparkling water makers, exchangeable CO2 cylinders, carbonation bottles and flavors, including, in particular, aluminum, brass, certain plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrate. In addition, cost of revenues includes the cost of delivery from the production site to our distribution warehouse where the product is sold. When we sell products to our third-party distributors, they usually collect their orders from our warehouses and bear the cost of delivery.

Gross profit and gross margin are influenced by each of the following factors:

•	The gross margins of our consumables are typically higher than the gross margin of our sparkling water makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenues, thus contributing to overall gross margins.

•	The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In certain markets, our expansion strategy is to work with third-party distributors who we believe will be better able to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•	Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the prices of commodities and other materials such as aluminum, brass, plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrates; production labor costs; certain manufacturing costs, which are fixed in nature; and fuel prices, which affect our freight costs.

•	Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to Euro/U.S. Dollar and NIS/U.S. Dollar currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar and NIS being the currencies which a significant portion of our material purchasing and production costs and operational expenses is denominated. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against currency exchange risks, in particular, the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 —Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost increases.

 Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs and commissions.

Our warehousing and distribution expenses primarily consist of rental fees and the cost of delivering our products to our customers’ premises (central retailer warehouses, individual stores, homes, offices or other locations, as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, we also deliver our products directly to our customers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries. In certain cases, we are able to pass some of the delivery costs on to customers.

Our advertising and promotional expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relation expenses. We intend to continue investing in increasing our sales of sparkling water makers and consumables, including in the United States.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, share-based payment expenses, rental fees and building maintenance, communications and support costs, as well as legal, professional advisors and audit and review costs.

Other expenses in 2015 were $0.6 million, and comprised of impairment of an intangible asset. Other expenses in 2014 were $10.7 million, and comprised of restructuring costs of $7.3 million and the recording of impairment of goodwill in the amount of $3.3 million.

Financial expenses (income)

Financial expenses or income, net, consist of expenses relating to: (i) borrowing costs which are not capitalized, (ii) interest expense on loans less interest income on deposits, (iii) foreign currency exchange expenses or income and (iv) gains or losses on derivative instruments.

Corporate taxes

The regular corporate tax rate in Israel in 2014 and 2015 was 26.5%. The Israeli corporate tax rate for 2016 and subsequent years is 25.0%. Under the Investment Law and other Israeli legislation, we may be entitled to certain tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes. For more information about certain of the tax benefits available to us under Israeli law, see “Item 10.E. — Taxation — Israeli tax considerations and government programs.”

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives, such as reduced tax rates ranging from 0% to 10.0%.

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

During 2014 and 2015, we reached agreements with the tax authorities in some of the jurisdictions in which we operate with respect to certain prior tax periods.

Because we operate in a number of countries, our income is subject to taxation in different jurisdictions with a range of tax rates. Therefore, our consolidated income tax position is subject to the distribution of our income before tax in the different jurisdictions in which we operate.

We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors for setting our tax liability, in particular, our transfer pricing policy and tax loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 15% and 25% of our income before income tax. There can be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Over the course of our business operations, we have accumulated tax loss carry forwards amounting to approximately $82.0 million as of December 31, 2015.

Share-based compensation

During the year ended December 31, 2015, we granted options to purchase 871,000 ordinary shares under our equity incentive plan and 63,500 restricted share units. The total amount of share-based compensation expense derived from the options and restricted share units granted in the year ended December 31, 2015 was $2.5 million, including the grant of options to our chief executive officer that was approved by our shareholders in December 2015. The remaining expense will be recognized over the vesting period. For certain arrangements with our chief executive officer, see “Item 6.B. — Compensation — Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

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

(in thousands)	The Americas	Western Europe	Asia-Pacific	CEMEA	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2013
Revenues	218,169	268,500	43,554	32,500	562,723	-	562,723
Segment results	13,681	55,253	11,122	2,032	82,088	(33,160)	48,928
Year ended December 31, 2014
Revenues	142,301	281,690	53,837	33,946	511,774		511,774
Segment results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971
Year ended December 31, 2015
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135
Segment results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241

The following table presents the segments’ revenues, as a percentage of total reportable segments revenues:

	2013	2014	2015
The Americas	38.8%	27.8%	24.5%
Western Europe	47.7	55.0	60.5
Asia-Pacific	7.7	10.5	9.8
CEMEA	5.8	6.7	5.2
Total	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 9.0% and 12.2% of our total revenues in 2015 and 2014, respectively, and one of our customers in the Americas accounted for 7.4% and 5.9% of our total revenues in 2015 and 2014, respectively.

Revenues from customers located in Israel amounted to $13.9 million in 2013 and $11.5 million in 2014 and $11.1 million in 2015. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenues in the Americas decreased by $40.2 million, or 28.2%, to $102.1 million in 2015 from $142.3 million in 2014. Revenues in the Americas decreased by $75.9 million, or 34.8%, to $142.3 million in 2014 from $218.2 million in 2013. The decreases were primarily attributable to lower demand for sparkling water makers and flavors in the United States, which was partially due to the product transition as part of our repositioning and growth plan.

Segment results in the Americas increased by $10.1 million to positive segment results of $6.5 million in 2015 from negative segment results of $3.6 million in 2014. This increase was mainly due to a higher portion of CO2 refills in the sales mix and a decrease in sales and marketing expenses. Segment results in the Americas decreased by $17.3 million to negative segment results of $3.6 million in 2014 from $13.7 million in 2013. This decrease was mainly due to the decrease in revenues.

Western Europe

Revenues in Western Europe decreased by $30.2 million, or 10.7%, to $251.5 million in 2015 from $281.7 million in 2014. This decrease was mainly due to the impact of changes in foreign currency exchange rates. Excluding the impact of foreign currency exchange rates, Western Europe revenue increased approximately 5.8% due to increased sales in Germany, Austria and Switzerland, partially offset by declines in France and the Nordics. Revenues in Western Europe increased by $13.2 million, or 4.9%, to $281.7 million in 2014 from $268.5 million in 2013. This increase was primarily attributable to increased sales in Germany and Austria, partially offset by a decrease in France and Italy.

Segment results in Western Europe decreased by $11.7 million, or 19.4%, to $48.4 million in 2015 from $60.1 million in 2014. This decrease was primarily attributable to the weakening of the Euro against the U.S. dollar. Segment results in Western Europe increased by $4.8 million, or 8.7%, to $60.1 million in 2014 from $55.3 million in 2013. This increase was primarily attributable to increased sales in and profit from Germany.

Asia-Pacific

Revenues in Asia-Pacific decreased by $13.1 million, or 24.4%, to $40.7 million in 2015 from $53.8 million in 2014. This decrease was primarily attributable to changes in foreign currency exchange rates and a decrease in sparkling water makers and flavor unit sales in Australia and South Korea, partially offset by increased sales in Japan. Revenues in Asia-Pacific increased by $10.2 million, or 23.6%, to $53.8 million in 2014 from $43.6 million in 2013. This increase was primarily attributable to increased sales in Australia and the acquisition of the distribution business in Japan in April 2014.

Segment results in Asia-Pacific decreased by $3.0 million, or 36.1%, to $5.2 million in 2015 from $8.2 million in 2014. This decrease was primarily attributable to the negative impact of changes in foreign currency exchange rates. Segment results in Asia-Pacific decreased by $2.9 million, or 26.1%, to $8.2 million in 2014 from $11.1 million in 2013. This decrease was primarily attributable to the decrease in sales and profit from New Zealand and Japan.

CEMEA

Revenues in CEMEA decreased by $12.3 million, or 36.2%, to $21.7 million in 2015 from $34.0 million in 2014. This decrease was primarily attributable to lower sales in the Czech Republic. Revenues in CEMEA increased by $1.5 million, or 4.4%, to $34.0 million in 2014 from $32.5 million in 2013. This increase was primarily attributable to increased sales in the Czech Republic.

Segment results in CEMEA decreased by $1.9 million, or 37.7%, to $3.3 million in 2015 from $5.2 million in 2014. This decrease was primarily attributable to lower sales in the Czech Republic, Poland and South Africa. Segment results in CEMEA increased by $3.2 million, or 160%, to $5.2 million in 2014 from $2.0 million in 2013. This increase was primarily attributable to an increase in profit from Israel.

Results of operations

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues decreased by $98.7 million, or 19.3%, to $413.1 million in 2015 from $511.8 million in 2014. The decrease was attributable primarily to a decrease of 25.0 % in the volume of sparkling water makers sold to 2.4 million units in 2015, mainly due to a decrease in sales in the United States and France, partially offset by an increase in sparkling water maker unit sales in Germany, as compared to 3.2 million units in 2014. The decrease in revenues also includes $58.6 million attributable to unfavorable changes in foreign currency exchange rates, primarily as a result of the weakening of the Euro/U.S. dollar exchange rate by 17.0%, the Australian dollar/U.S. dollar exchange rate by 17.0% and the Swedish Krona/U.S. dollar exchange rate by 19.0% in comparison to their average exchange rates in 2014. CO2 refill unit sales increased by 7.0% to 26.8 million units in 2015 from 25.0 million units in 2014 and flavor unit sales decreased by 29.0% to 22.3 million units in 2015 from 31.4 million units in 2014. By segment, the key region of decreased revenues was the Americas with a decrease of $40.2 million.

Gross profit decreased by $56.3 million, or 22.2%, to $196.8 million in 2015 from $253.1 million in 2014. Gross profit as a percentage of revenues, or gross margin, disregarding the impact of restructuring costs, decreased by 150 basis points to 49.6% in 2015 compared to 51.1% in 2014. The decrease was mainly due to the impact of unfavorable changes in foreign currency exchange rates on revenue, partially offset by a higher portion of CO2 refills in the sales mix.

Sales and marketing expenses decreased by $39.1 million, or 22.0%, to $138.6 million in 2015 from $177.7 million in 2014. The decrease in sales and marketing expenses was mainly due to lower advertising and promotion expenses, which decreased by $21.8 million to 13.3% of revenues from 15.0% of revenues in the same period in 2014, and the impact of changes in foreign currency exchange rates. As a percentage of revenues, sales and marketing expenses decreased to 33.6% in 2015 from 34.7% in 2014.

General and administrative expenses decreased by $2.5 million, or 5.1%, to $47.3 million in 2015 from $49.8 million in 2014. As a percentage of revenues, general and administrative expenses increased to 11.4% in 2015 from 9.7% in 2014. The decrease in general and administrative expenses was mainly due to a reduction in administrative costs, partially offset by an increase in share-based payment expenses.

Other expenses were $0.6 million, and comprised of impairment of an intangible asset. Other expenses in 2014 were $10.7 million, and comprised of restructuring costs of $7.3 million and the recording of the impairment of goodwill in the amount of $3.3 million.

Operating income disregarding the impact of $9.5 million in restructuring costs, decreased to $19.8 million, or 4.8% of revenues, compared to $30.6 million or 6.0% of revenues in 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $14.1 million.

Total financial expenses (income), net changed by $3.7 million, to financial income of $4.8 million in 2015 compared to financial income of $1.2 million in 2014. The increase in financial income was mainly attributable to the devaluation of long-term loans denominated in Euro due to the weakening of the Euro/U.S. dollar exchange rate in 2015.

Income tax expense was $3.0 million compared to $3.9 million in 2014. Our effective tax rate for 2015 was 19.9% compared to 23.9% for 2014, mainly due to lower income before tax and changes in the distribution of profit before tax between territories.

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

Other expenses were $10.7 million, and comprised of restructuring costs of $7.3 million and the recording of the impairment of goodwill in the amount of $3.3 million, while in 2013, they were zero.

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

Our operating expenses and, therefore, our overall margins are also seasonally impacted. For example, although not the case in 2015, we typically increase our advertising and promotional expenditures in the second and fourth quarters. Consequently, our overall operating income may be lower in these quarters.

Our results for any quarter are not necessarily indicative of the results that may be achieved in subsequent quarters or for the full fiscal year. Our quarterly operating results should not be relied on as indications of our future performance.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2015. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
Consolidated statements of operations data:
Revenues	$118,172	$141,171	$125,905	$126,526	$90,344	$99,834	$110,015	$112,942
Cost of revenues	56,326	69,914	61,428	71,018	44,893	51,307	59,255	60,909
Gross profit	61,846	71,257	64,477	55,508	45,451	48,527	50,760	52,033
Operating expenses:
Sales and marketing	46,146	46,941	41,636	42,945	32,461	35,118	36,031	35,031
General and administrative	13,355	13,072	13,931	9,437	11,641	11,456	11,772	12,389
Other expenses	-	-	-	10,654	-	-	-	631
Total operating expenses	59,501	60,013	55,567	63,036	44,102	46,574	47,803	48,051
Operating income	2,345	11,244	8,910	(7,528)	1,349	1,953	2,957	3,982
Total financial expense (income), net	219	906	(1,783)	(534)	(5,668)	592	(72)	306
Income before income taxes	2,126	10,338	10,693	(6,994)	7,017	1,361	3,029	3,676
Income tax expense	348	1,095	1,229	1,196	970	401	787	848
Net income (loss) for the period	$1,778	$9,243	$9,464	$(8,190)	$6,047	$960	$2,242	$2,828

	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
As a percentage of revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	52.3	50.5	51.2	43.9	50.3	48.6	46.1	46.1
Operating expenses:
Sales and marketing	39.0	33.3	33.1	33.9	35.9	35.2	32.8	31.0
General and administrative	11.3	9.3	11.1	7.5	12.9	11.5	10.7	11.0
Other expenses	-	-	-	8.4	-	-	-	0.6
Total operating expenses	50.4	42.5	44.1	49.8	48.8	46.7	43.5	42.6
Net income (loss) for the period	1.5%	6.5%	7.5%	(6.5)%	6.7%	1.0%	2.0%	2.5%
As a percentage of full year results:
Revenues	23.1%	27.6%	24.6%	24.7%	21.9%	24.2%	26.6%	27.3%
Gross profit	24.4	28.2	25.5	21.9	23.1	24.7	25.8	26.4
Operating expenses:
Sales and marketing	26.0	26.4	23.4	24.2	23.4	25.3	26.0	25.3
General and administrative	26.8	26.3	28.0	18.9	24.6	24.2	24.9	26.2
Other income, net	-	-	-	100.0	-	-	-	100.0
Total operating expenses	25.0	25.2	23.3	26.5	23.6	25.0	25.6	25.8
Net income (loss) for the period	14.5%	75.2%	77.0%	(66.7)%	50.1%	7.9%	18.6%	23.4%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, and as of December 31, 2015 and 2014 included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Revenue recognition

As described in Note 3L to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this annual report, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenues can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for most international shipments transfer occurs upon loading the goods onto the relevant carrier.

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

Trade receivables — bad debt and allowance for impairment

We make ongoing estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider the payment history of the customers and significant economic developments within the retail environment that could impact the ability of our customers to pay outstanding balances and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determine that a smaller or larger reserve was appropriate, we would record a benefit or charge to general and administrative expenses in the period in which we made such a determination.

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 34.3% of total assets as of December 31, 2015 as compared to 25.6% in 2014. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represented approximately 16.6% of our total property, plant and equipment as of December 31, 2015.

The charge in respect of periodic depreciation of an asset is derived after determining its estimated expected useful life. The useful lives of our assets are determined at the time they are acquired and reviewed annually for appropriateness. The asset’s life is based on historical experience with similar assets as well as anticipation of future events, which may impact its life, such as changes in technology. With respect to the exchangeable CO2 cylinders, although we have no plans to replace the existing aluminum CO2 cylinder model and to date new machines have been designed to use our existing stock of cylinders, we have a continuous process of introducing re-designed or newly-designed sparkling water makers that might require a change to the cylinder design in the future. There is no assurance that future sparkling water maker designs will be compatible with the current models of cylinders or that changes in governmental regulations, technological developments or other factors will not shorten the useful life of these cylinders in comparison with the current estimates. Our policy is that, if and when new developments lead to the phase-out of the current model of cylinders, we will change the estimated useful life and adjust the depreciation rate of the exchangeable CO2 cylinders.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. In 2015, total share-based compensation expense amounted to $6.5 million.

The fair value of share-based compensation for non-market conditions is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (weighted average historic volatility of the company’s shares and of comparable companies over the expected term of the awards), expected life of the instruments (based on averaging the vesting schedule of the awards and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the awards). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

We estimate the fair value of our awards with market conditions using a Monte Carlo simulation in order to take into account the probability of satisfying the market condition. This approach involves generating random stock price paths through a lattice type structure. Each path results in a certain financial outcome, such as accelerated vesting or specific option payout. We make this estimate using the conditions that exist at the grant date. The derived service period, which may be the requisite service period, is also determined at this time. Compensation cost for our awards with a market condition is recognized ratably using the accelerated attribution method if the award is subject to graded vesting over the requisite service period. The compensation cost for our awards with a market condition is not reversed if the market condition is not satisfied. We have estimated the expected term of the awards granted to our chief executive officer which were approved in December 2015 based on the contractual term of such awards.

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

Changes in accounting policies

We have not applied any new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2015.

B.	Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital decreased by $18.1 million to $140.7 million as of December 31, 2015 from $158.8 million as of December 31, 2014. The decrease in working capital was due to the rationalization of inventory and the impact of the restructuring. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our short-term credit facilities. In 2014 and 2015, we also funded a portion of our capital investments with long-term loans. Our capital investments have included the following: the construction and ramp-up of the Lehavim facility; improvements and the expansion of our distribution and corporate facilities; investments in developing new products; and investments and improvements in our information technology systems.

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

As of December 31, 2015, we had $9.0 million outstanding under long-term loans which are recorded as current maturities in our audited consolidated financial statements appearing elsewhere in this annual report and $24.9 million outstanding under long-term loans. These loans were provided by banks in Israel. See “— Credit facilities” below.

Based on our current business plan, we believe that our cash, cash equivalents, borrowings available under our short-term credit facilities and cash flows from operations, will be sufficient to meet our currently anticipated cash requirements for the next 12 months. We may require new borrowings or additional capital in order to finance our activities.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2013	2014	2015
Net cash from operating activities	$2,780	$35,585	$40,008
Net cash used in investing activities	(43,686)	(59,974)	(48,730)
Net cash from (used in) financing activities	19,636	32,278	(1,848)

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

Cash flow from operating activities was $40.0 million in 2015 as compared to cash flow from operating activities of $35.6 million in 2014. This was primarily due to a decrease in net cash outflows to working capital by $19.5 million to a net cash inflows to working capital of $7.2 million in 2015 from a net cash outflow to working capital of $12.3 million in 2014, partially offset by a decrease in adjustments to net income for a non-cash item of $13.5 million to $26.6 million in 2015 from $40.1 million in 2014 and a decrease in net income of $0.2 million to $12.1 million in 2015 from $12.3 million in 2014. Adjustments to net income for non-cash items decreased in 2015 as compared to 2014 primarily due to lower restructuring costs and impairment of goodwill and other intangible assets offset by an increase in share-based payments expenses. The decrease in cash outflows related to working capital was primarily driven by a decrease in inventory of $19.9 million and in trade payables and other current liabilities by $24.7 million in 2015 compared to a $12.7 million increase in inventory and $22.1 million decrease in trade payables and other current liabilities in 2014, partially offset by a decrease in trade and other receivables of $12.2 million in 2015 compared to a $21.5 million increase in 2014.

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

Cash used in investing activities

Cash used in investing activities decreased by $11.3 million to $48.7 million in 2015 from $60.0 million in 2014, primarily as a result of lower capital expenditures in connection with the construction and ramp-up of the Lehavim facility.

Cash used in investing activities increased by $16.3 million to $60.0 million in 2014 from $43.7 million in 2013, primarily as a result of capital expenditures in connection with the construction of the Lehavim facility.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology, however, in 2014 and 2015, a material portion of our capital expenditures was related to the construction and the ramp-up of the Lehavim facility. In order to support our business, in addition to investing in the construction of our new logistics center and new administration building on the Lehavim site, we intend to continue to invest in production machinery and equipment, and information technology infrastructure in 2016 and thereafter. See “— Capital expenditures” below.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash used in financing activities was $1.8 million in 2015 as compared to cash from financing activities of $32.3 million in 2014. This change was mainly due to long-term loans taken from banks in Israel in the amount of $10.0 million in 2015, compared to $49.3 million taken in 2014, offset by repayments of long-term debt of $16.2 million in 2015 as compared to repayments of short-term debt of $15.5 million in 2014.

Cash used in financing activities was $32.3 million in 2014 as compared to cash from financing activities of $19.6 million in 2013. This change was mainly due to $49.3 million in long-term loans taken from banks in Israel offset by repayments of short-term debt of $15.5 million in 2014 as compared to no repayments in 2013.

Credit facilities

Long-term and short-term debt

As of December 31, 2015, we had debt of $33.9 million under secured long-term loan agreements of which $9.0 million is recorded as current maturities in our audited consolidated financial statements appearing elsewhere in this annual report. Our long-term loans are denominated in Euros and U.S. dollars. Outstanding principal amounts under the secured long-term loan agreements are subject to variable, LIBOR-based, interest rates, plus a margin ranging between 1.85% and 2.05%. The security provided in connection with such long-term loans includes liens on our rights under the long-term lease agreement with the Israel Land Authority, pursuant to which we lease the land where the Lehavim facility is situated.

As of December 31, 2015, we had short-term credit facilities with a total borrowing capacity of $10.70 million, of which none was outstanding as of such date. In addition, as at December 31, 2015, we entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $50.5 million. In connection with such agreements in principle, as at December 31, 2015, we borrowed $2.8 million as short-term debt.

Capital expenditures

Our capital expenditures in 2015 and 2014 amounted to $53.7 million and $60.9 million, respectively. The decrease in capital expenditures in 2015 as compared to 2014 was mainly due to the progress achieved in the construction and ramp-up of the Lehavim facility. We anticipate our capital expenditures in 2016 to primarily be related to the construction of our new logistics center and new administration building on the Lehavim site, expansion of our production capacity and capabilities, investments in developing new products and investments and improvements in our information technology systems. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. The Lehavim facility is situated in an industrial park that is located in a specified development zone. We have received and have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D. — Risk Factors – The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received” and “Item 10.E. — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2015 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

Operating lease obligations	$6,240	$5,460	$1,568	$906	$14,174
Long-term debt obligations	9,056	24,905	-	-	33,961
Purchase obligations	25,993	-	-	-	25,993
Total	$41,289	$30,365	$1,568	$906	$74,128

The above table does not include obligations in respect of long-term employee benefits in the amount of $2.2 million as of December 31, 2015.

Item 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of April 1, 2016:

Name	Age	Position
Executive officers
Daniel Birnbaum	53	Chief Executive Officer and Director
Daniel Erdreich	53	Chief Financial Officer
Eyal Shohat	42	Chief Corporate Development Officer
Mika Mazor	38	Chief People Officer
Amir Eyal	45	Chief Operations Officer
Matti Yahav	39	Vice President, Global Marketing
Directors
Stanley Stern (1)	59	Chairman
Eytan Glazer (1) (2) (3) (4) (5)	53	Director
Lauri A. Hanover (1) (2) (3) (4) (5)	56	Director
David Morris (1) (2) (3) (4)	46	Director
Jonathan Kolodny (1)	46	Director
Richard Hunter (1)	46	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.
(4)	Member of our Audit Committee.
(5)	External Director under the Companies Law.

Executive officers

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds a B.A. from The Hebrew University of Jerusalem and an M.B.A. from Harvard Business School.

Daniel Erdreich has served as our Chief Financial Officer since March 2007. Mr. Erdreich joined us in 1996, served as our Controller until 2000 and served as the Finance Manager for some of our affiliated entities from 2003 until 2007. Between 1993 and 1996 and between 2000 and 2003, Mr. Erdreich was the Chief Financial Officer of public companies traded on Nasdaq and the TASE. Mr. Erdreich is a certified public accountant in Israel and holds a B.A. in Accounting and Economics and an M.A. in Business Administration, both from The Hebrew University of Jerusalem.

Eyal Shohat has served as our Chief Corporate Development Officer since January 2015. Prior thereto, Mr. Shohat served as our Chief Legal Officer since May 2010. From 2007 to April 2010, Mr. Shohat was Vice President, Legal Affairs of Frutarom Industries Ltd., a public company listed on the TASE and the London Stock Exchange. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. in Accounting, an L.L.B. and an M.B.A., each from Tel Aviv University.

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

Amir Eyal has served as our Chief Operations Officer since November 2015. Prior thereto, Mr. Eyal served as our Corporate Services Officer since January 2015 and as our Vice President, Operations since March 2013. From 1999 to 2013, Mr. Eyal held various operational positions at Amdocs (NYSE: DOX), including, most recently, Vice President, Global Operations and Vice President, Global Procurement. Prior thereto, he worked in Civil Engineering, including as Chief Engineer of the Tel-Aviv Metropolitan Mass Transit System. Mr. Eyal holds a B.Sc. in Civil Engineering from the Technion - Israel Institute of Technology.

Matti Yahav has served as our Vice President, Global Marketing since June 2015. Mr. Yahav joined us in January 2015 and served as our Product Marketing Director. From 2008 to 2014, Mr. Yahav worked at Osem-Nestle in various marketing roles, including Marketing Manager and Brand Manager. Mr. Yahav holds a B.A. in Economics and Management from the Academic College of Tel Aviv - Yaffo and an M.B.A. from Tel Aviv University.

Directors

Stanley Stern has served as a member of our board of directors since February 2015 and as Chairman of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the President of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA) and Ekso Bionics (OTCQB:EKSO). Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Head of Technology, Israeli Banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as Chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and Chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in, and actively involved with, several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President of Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

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

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny has served as Chief Executive Officer of Jardin International Holding, since 2013, where he is responsible for the overseas activities of the Keter Group, a consumer plastic group of companies. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a Director and Senior Partner from 2007 until 2013. Mr. Kolodny received a B.A. in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Richard Hunter has served as a member of our board of directors since December 2015. Mr. Hunter has served as Chairman of Holmes Place International, a European health club operator, since 2012. In addition, since 2012, Mr. Hunter has served as Chief Executive Officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as Chief Operating Officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as Chief Executive Officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including Partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. from INSEAD in Fontainebleau, France.

B.	Compensation

Compensation of officers and directors

The aggregate compensation expensed by us and our subsidiaries to our directors and executive officers, including share-based compensation and amounts accrued for pension, severance, retirement or similar benefits, for the year ended December 31, 2015, was approximately $7.3 million. Such amount excludes $750,000 in connection with the long-term incentive plan for Mr. Birnbaum that was adopted in December 2012 which was recognized in 2014. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 per written consent of the board or a committee thereof. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors, other than Messrs. Stern, Kolodny and Hunter, were each granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share. All such options have vested. In December 2013, our current non-employee directors, other than Messrs. Stern, Kolodny and Hunter, were each granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. The options vest over three years. 13,333 of such options have vested and the remaining 6,667 options will vest on the third anniversary of the date of grant. In December 2015, Messrs. Stern, Kolodny and Hunter were each granted options to purchase 30,000 of our ordinary shares, at an exercise price of $15.49, $15.00 and $15.00 per share, respectively. The options vest over three years in equal installments on the first, second and third anniversaries of the date of grant.

For certain arrangements with our chief executive officer, see “Item 6. B. — Compensation — Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015 as required by regulations promulgated under the Companies Law.

All amounts set forth in the below table are in U.S. dollars and, except as otherwise indicated, represent the cost to our company, as recognized in our audited consolidated financial statements for the year ended December 31, 2015.

Name and Position	Salary(1)	2015 Annual Bonus	2012-2015 Bonus Under The Long-Term Incentive Plan	Equity-Based Compensation(2)	Total
Daniel Birnbaum Chief Executive Officer	445,264	153,960(3)	572,910(4)	2,215,762	3,387,896
Daniel Erdreich Chief Financial Officer	296,127	64,765(5)	Not applicable	524,530	885,422
Eyal Shohat Chief Corporate Development Officer	240,204	53,971(5)	Not applicable	436,420	730,595
Yaron Koppel Chief Product, Innovation and Design Officer(6)	201,464	-	Not applicable	389,014	590,478
Amir Eyal Chief Operations Officer	248,992	51,658(5)	Not applicable	182,550	483,200

(1)	Amounts reported in this column include salary, social benefits and perquisites, including those mandated by applicable law.
(2)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2015 based on the grant date fair value in accordance with accounting guidance for share-based payment. See Notes 3J(5), 4D and 27 to our audited consolidated financial statements for the year ended December 31, 2015.
(3)	Represents the amount to be paid to Mr. Birnbaum in connection with the annual cash bonus plan for our chief executive officer for the year ended December 31, 2015 and reflects a deduction of 50% of the amount due to Mr. Birnbaum under the annual cash bonus plan, following Mr. Birnbaum’s unilateral notification to us that 50% of the bonus amount due under the annual cash bonus plan for the year ended December 31, 2015 shall be deferred and conditioned on our achieving a performance condition that our operating income for the year ending December 31, 2016 equals or exceeds the targeted amount set forth in our annual budget approved by our board of directors (for more details, see “— Certain arrangements with Daniel Birnbaum”). The amount recognized in our audited consolidated financial statements for the year ended December 31, 2015 in connection with the annual cash bonus plan for 2015 for our chief executive officer is $308,000.
(4)	Represents the amount to be paid in connection with the four-year long-term incentive plan for Mr. Birnbaum that was adopted in December 2012 (the “Four-Year LTIP”) and reflects a deduction of 50% of the amount due to Mr. Birnbaum under the Four-Year LTIP, following Mr. Birnbaum’s unilateral notification to us that 50% of the bonus amount due under the Four-Year LTIP shall be deferred and conditioned on our achieving a performance condition that our operating income for the year ending December 31, 2016 equals or exceeds the targeted amount set forth in our annual budget approved by our board of directors (for more details, see “— Certain arrangements with Daniel Birnbaum”). The aggregate amount recognized in our audited consolidated financial statements in connection with the Four-Year LTIP is $1,162,000, of which $412,000 was recognized in our audited consolidated financial statements for the year ended December 31, 2015 and $750,000 was recognized in our audited consolidated financial statements for the year ended December 31, 2014. The amount with respect to the Four-Year LTIP also reflects an additional waiver by Mr. Birnbaum of 25% of the bonus amount to which he was entitled under the terms thereof.
(5)	Represents the amount paid and recognized in our audited consolidated financial statements for the year ended December 31, 2015 for bonuses to such office holder.
(6)	Mr. Koppel ceased serving as our Chief Product, Innovation and Design Officer in October 2015 and serves in our company in another capacity.

Certain arrangements with Daniel Birnbaum

On December 29, 2011, our shareholders approved a grant of options to Mr. Daniel Birnbaum, our chief executive officer and a director on our board, to purchase 55,000 of our ordinary shares at an exercise price equal to the closing price on the Nasdaq Global Select Market of our ordinary shares on November 7, 2011, in connection with the successful completion of our follow-on offering.

On December 20, 2012, our shareholders approved the following changes to the compensation package given to Mr. Birnbaum including an increase in (1) gross monthly salary to NIS 0.1 million (approximately $27,000) per month, (2) annual paid vacation to 30 days per year and (3) our contribution to the chief executive officer’s education fund to 7.5% of the chief executive officer’s monthly gross salary without limitation to the amount that provides a tax benefit under the Israeli Tax Ordinance. The above changes were deemed effective as of January 1, 2012. In addition, our shareholders approved, for the year 2013 and thereafter, an annual cash bonus plan for the chief executive officer of an amount equal to a maximum of up to an amount that equals 14 months of the chief executive officer’s gross monthly salary that is in effect at the time of payment, of which an amount equal to up to 12 months of the chief executive officer’s gross monthly salary will be paid if quantitative targets have been reached and an additional amount equal to up to two months of the chief executive officer’s gross monthly salary will be paid if qualitative targets have been reached. The quantitative targets for each fiscal year shall be set by the board of directors at the time of approving the annual budget for such year, provided, that such approval shall not take place later than March 31 of any given year.

On December 20, 2012, our shareholders approved a four-year long-term incentive plan for our chief executive officer, pursuant to which (i) 135,000 options vested on January 1, 2014, and 315,000 options were scheduled to vest on December 31, 2015, subject to achieving a performance condition of weighted revenue-EBITDA measurement for the years 2012 through 2015 of at least 100% and (ii) a payment of a cash bonus, subject to achieving a performance condition of weighted revenue-EBITDA measurement for the years 2012 through 2015 of at least 80%.

In April 2016, Mr. Daniel Birnbaum unilaterally notified us that 50% of the 2015 annual bonus amount to which he is entitled under the terms of the annual cash bonus plan for our chief executive officer and 50% of the bonus amount to which he is entitled under the Four-Year LTIP (together, the “Deferred Conditional Bonus Amount”) shall be deferred and only be payable if we achieve a performance condition that our operating income for the year ending December 31, 2016, as disclosed in our consolidated financial results for the year ending December 31, 2016 on Form 6-K, equals or exceeds the targeted amount set forth in our annual budget approved by our board of directors (excluding expenses resulting from exceptional non-recurring events), provided that, notwithstanding, the Deferred Conditional Bonus Amount shall become payable in the event that, prior to the release of our financial results as aforesaid, he no longer serves as our chief executive officer, he suffers a disability, his death or a change of control in the company.

On December 22, 2015, our shareholders approved a grant of options to purchase 600,000 of our ordinary shares to Mr. Birnbaum with an exercise price of $15.00 per share. 300,000 of the options vested as of the date of grant; 150,000 of the options vest on the first anniversary of the date of grant, provided, however, that such options shall only become exercisable if at any time following the first anniversary of the date of grant, the closing price of our ordinary shares for any five consecutive trading days exceeds $22.00; and 150,000 of the options vest on the second anniversary of the date of grant, provided, however, that such options shall only become exercisable if at any time following the second anniversary of the date of grant, the closing price of our ordinary shares for any five consecutive trading days exceeds $27.00. 190,000 of such options are in lieu of the options to purchase 55,000 of our ordinary shares approved by our shareholders in December 2011 and the options to purchase 135,000 of our ordinary shares approved by our shareholders in December 2012. The options to purchase 315,000 of our ordinary shares approved by our shareholders in December 2012 did not vest and lapsed.

On December 22, 2015, our shareholders also approved, in the event of a “strategic investment” (as defined below), a one-time grant of options to Mr. Birnbaum to purchase 100,000 of our ordinary shares, provided that Mr. Birnbaum is serving as our chief executive officer at the time of the closing of the strategic investment. Such options, if granted, will vest over three years as follows: 33,333 options will vest on the first year anniversary of the closing of the strategic investment and the remainder will vest at the end of each three-month period over the second and third year following the closing of the strategic investment. The exercise price of such options will equal the price paid by the investor at the closing of the strategic investment for one of our shares. A “strategic investment” means an investment in shares of the Company by a third party who is not a director or officer of the Company or an affiliate of any of the foregoing, in a transaction or a series of related transactions, in the aggregate amount of not less than $25.0 million and regarding which, in the reasonable judgment of our board of directors, the identity of such investor or such investor would make a contribution to the prospects of the Company beyond the actual sum for the purchase of the shares of the Company.

Our shareholders also approved, in the event of a strategic investment, that a one-time cash bonus be paid to Mr. Birnbaum in an amount equal to 1.0% of the cash amount invested by the investor at the closing of the strategic investment, up to a maximum bonus amount of $500,000, provided that Mr. Birnbaum is serving as our chief executive officer at the time of the closing of the strategic investment.

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

In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee is required, so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement. With regards to an office holder who is neither a director nor the chief executive officer, an existing compensation arrangement may be amended with the approval of the chief executive officer, so long as the amendment is not material and is consistent with the company’s stated compensation policy and that such approval method is provided for in the company’s stated compensation policy. Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply as described below under “— Disclosure of personal interests of a controlling shareholders and approval of certain transactions.”

Employment and consulting agreements with executive officers

We have entered into written employment agreements with each of our executive officers. See “Item 7.B. — Related Party Transactions — Agreements with directors and officers” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan (the “2007 Plan”) and, in October 2010, we adopted the 2010 Employee Share Option Plan (the “2010 Plan”, and together with the 2007 Plan, the “ESOP”). The ESOP allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others who our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract and retain qualified individuals and increasing their ownership interests in us. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares and restricted share units that were granted under the ESOP. As of December 31, 2015, no ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2007 Plan and 68,797 ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2010 Plan. As of December 31, 2015, options to purchase 2,095,498 ordinary shares had been granted and were outstanding under the ESOP, at a weighted average exercise price of $22.21 per share and restricted share units to purchase 177,951 ordinary shares were outstanding. Of these outstanding awards, as of December 31, 2015, options to purchase 958,262 ordinary shares were vested and exercisable.

The vesting schedules for equity awards granted under the ESOP generally provide that 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively. The equity awards granted as of February 23, 2012, will expire 10 years after the date of grant. Equity awards granted on or after February 23, 2012, but prior to February 26, 2013, will expire six years after the date of grant. Equity awards granted on or after February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when a grantee’s employment or service with us terminates, his or her equity awards will no longer continue to vest following termination, and the holder may exercise any vested equity awards for a period of 180 days following termination without cause. If a grantee’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the grantee or his or her estate (as applicable) has 12 months to exercise the equity award; however, the equity award may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the grantee for cause, his or her outstanding equity awards will expire upon termination.

Under certain circumstances, ordinary shares underlying equity awards previously granted under the ESOP may again become available for grant. Such circumstances include if an equity award should expire or become unexercisable without having been exercised in full.

The exercise prices, if applicable, is determined by the compensation committee and specified in each award agreement. In general, the exercise price for options is the fair market value of our shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options, restricted share units and shares granted or issued to most of our Israeli participants in the ESOP under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. Options, restricted share units and shares granted or issued in accordance with the capital gains track under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant or issuance. Under the capital gains track, we are not allowed an Israeli tax deduction for the grant or issuance of the options, restricted share units or shares.

Our compensation committee administers the ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the ESOP. The compensation committee determines the eligible individuals who receive equity awards under the ESOP, the number of ordinary shares covered by those equity awards, the terms under which such equity awards may be exercised and the other terms and conditions of the equity awards, all in accordance with the provisions of the ESOP.

Participants in the ESOP may not transfer their equity awards, except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares subject to equity awards and exercise prices, if applicable.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised equity awards will be replaced by equally ranking equity awards of the successor company. If the successor company refuses to issue replacement equity awards, the vesting and exercisability of outstanding equity awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the company’s assets or shares. In the event that a proposal for liquidation is submitted to shareholders, certain award holders will also be entitled to exercise their awards during a 10-day period to participate in a liquidation distribution. As part of the long-term incentive plan for our chief executive officer that was adopted in December 2012, our shareholders approved that in the event of a change of control in the company, all options granted previously to our chief executive officer will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013, our compensation committee and board of directors approved the same option acceleration for all of our then executive officers of the company. Our shareholders also approved the same option acceleration with respect to the 600,000 options granted to our chief executive officer which was approved in December 2015.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the award holder, cancel an outstanding award or amend an outstanding award, including, if applicable, the exercise price. For amendments affecting our directors and officers, compensation committee and/or shareholder approval may also be necessary. See “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of December 31, 2015:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum,	210,000	$20.00	Nov. 2, 2020	210,000
Chief Executive Officer and Director

	600,000	$15.00	Nov. 26, 2020	600,000
				810,000

The above table does not include: (i) 315,000 options granted to Mr. Birnbaum under the long-term incentive plan for our chief executive officer that was adopted in December 2012, as the condition for the vesting of such options was not satisfied and such options lapsed; and (ii) 135,000 options granted to Mr. Birnbaum under the 2012 long-term incentive plan for our chief executive officer and 55,000 options granted to Mr. Birnbaum which were approved by our shareholders in December 2011, as such options were cancelled in connection with the grant of 600,000 options approved by our shareholders in December 2015.

C.	Board Practices

Board of directors and officers

Our current board of directors consists of seven directors. Mr. Glazer and Ms. Hanover serve as our external directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Daniel Birnbaum and Mr. Jonathan Kolodny, will hold office until our annual meeting of shareholders to be held in 2017. Class II directors, consisting of Mr. Stanley Stern, will hold office until our annual meeting of shareholders to be held in 2018. Class III directors, consisting of Mr. David Morris and Mr. Richard Hunter, will hold office until our annual meeting of shareholders to be held in 2016. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described above.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. Our board of directors has determined that Ms. Hanover possesses the requisite financial and accounting expertise.

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

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our annual general meeting of shareholders held in December 2013 and approved an amendment thereto at our annual general meeting of shareholders held in December 2015. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement (excluding abstentions); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Under the Companies Law, subject to certain conditions, the board of directors may adopt the compensation policy even if it is not approved by the shareholders.

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

Mr. Dror Haimovitch serves as our internal auditor since July 1, 2015. Mr. Haimovitch is a certified internal auditor and a partner of the Israeli accounting firm of Barzily & Co.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

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

Approval of private placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and shareholders. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

As of December 31, 2015, we had 1,950 employees of whom 1,410 were based in Israel, 127 were in Germany, 104 were in the Netherlands, 95 were in the United States and 214 were in other countries. Of the total number of employees, approximately 476 were temporary employees (most of whom worked at our manufacturing facilities).

The breakdown of our employees by main category of activity is as follows:

	As of December 31,
Main Category of Activity	2013	2014	2015
Operations, product development and innovation	1,952	1,722	1,472
Sales and marketing	392	374	299
General and administration	202	197	160
Management	27	21	19
Total	2,573	2,314	1,950

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees in Israel are not represented by a labor union. Recently, some of our employees in Israel have acted to form a workers’ union. While these efforts have not resulted in a group being recognized as a representative union, such efforts might continue. If a union of our Israeli employees is formed in the future, we would be required to enter into negotiations to enter into a collective bargaining agreement. If we enter into a collective bargaining agreement, its terms may result in increasing our costs and limiting our managerial freedom, and if we are unable to reach a collective bargaining agreement, we may become subject to strikes and work stoppages, which may adversely affect our business.

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

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. — Compensation — Option plans” and “Item 7.A. — Major Shareholders.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2016 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after April 1, 2016. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 21,104,117 ordinary shares outstanding as of April 1, 2016.

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

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
FMR LLC and Affiliates (1)	1,898,655	9.0%
Nantahala Capital Management, LLC Group (2)	1,369,977	6.5%
Real Property International Limited (3)	1,270,008	6.0%
River Road Asset Management, LLC (4)	1,236,547	5.9%
Executive officers and directors
Stanley Stern	-	-
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (5)	*	*
Jonathan Kolodny	-	-
Richard Hunter	-	-
Daniel Birnbaum (6)	683,420	3.2%
Daniel Erdreich	*	*
Eyal Shohat	*	*
Mika Mazor	*	*
Amir Eyal	*	*
Matti Yahav	*	*
All executive officers and directors as a group (12 persons) (7)	925,731	4.24%

* Less than 1%.

(1)	Based on a Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC (“FMR”). Consists of 1,886,755 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 11,900 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d and FMR each has sole dispositive power over 1,886,755 shares and sole voting and dispositive power over 11,900 shares. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(2)	Based on a Schedule 13G filed with the SEC on February 16, 2016. Consists of 1,369,977 shares beneficially owned by Nantahala Capital Management, LLC (“Nantahala”), a Massachusetts limited liability company. The shares held by Nantahala may also be deemed to be beneficially owned by the managing members of Nantahala, Messrs. Wilmot B. Harkey and Daniel Mack. The principal address of Nantahala is 19 Old Kings Highway S, Suite 200, Darien, Connecticut 6820.
(3)	Based on a Schedule 13G/A filed with the SEC on February 12, 2016. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the late father of David Morris, one of our directors. The principal address of Real Property International Limited is 237 Main Street, Gibraltar, GX11 1AA and the principal address of Real Property Investment (Guernsey) Limited is PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB.
(4)	Based on a Schedule 13G filed with the SEC on February 12, 2016. According to the Schedule 13G, River Road Asset Management, LLC beneficially owns, and has sole dispositive power with respect to, 1,236,547 shares and has sole voting power with respect to 1,033,627 shares. The principal address of River Road Asset Management, LLC is 462 S. 4th St., Suite 2000, Louisville, Kentucky, 40202.

(5)	The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.
(6)	Consists of 173,420 shares purchased in open market transactions and options to purchase 510,000 shares which are currently exercisable or exercisable within 60 days of April 1, 2016.
(7)	Consists of 176,710 shares, options to purchase 746,310 shares and 2,711 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of April 1, 2016.

Significant changes in the ownership of major shareholders

On February 14, 2014, FMR filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,898,655 ordinary shares. Its beneficial ownership remains unchanged. On February 16, 2016, Nantahala filed a Schedule 13G with the SEC stating that it beneficially owned 1,369,977 ordinary shares. On February 5, 2014, Real Property International Limited and its affiliates filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,508,258 ordinary shares. On February 11, 2015, Real Property International Limited and its affiliates and filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,270,008 ordinary shares. On February 12, 2016, Real Property International Limited and its affiliates filed a Schedule 13G/A with the SEC stating that its beneficial ownership remained unchanged. On February 12, 2016, River Road Asset Management, LLC filed a Schedule 13G with the SEC stating that it beneficially owned 1,236,547 ordinary shares.

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

Shareholders of record

As of April 1, 2016, we had four shareholders of record of our ordinary shares, all of which were located in the United States. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The record holders in the United States included Cede & Co., the nominee of the Depositary Trust Company. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. All of our ordinary shares have identical voting and other rights.

B.	Related Party Transactions

Since January 1, 2015, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.

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

Options

Since our inception, we have granted options to purchase our ordinary shares and restricted share units to certain of our officers. We describe our equity incentive plans under “Item 6. B. — Compensation — Option plans.”

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6.C. — Board Practices — Exculpation, insurance and indemnification of office holders.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal proceedings

We are currently party to a number of lawsuits in various jurisdictions in which we do business, including product liability actions and employee lawsuits. Product liability suits are generally covered by our product liability insurance. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

We are engaged in other legal actions arising out of the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our results of operations, financial condition or cash flows.

Dividend policy

Historically, we have generally not distributed our net income as dividends to our shareholders but rather re-invested such income in our business. We do not currently anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under Israeli law, the amount distributed is further limited to the greater of retained earnings or earnings generated over the two most recent fiscal years. In the event that we do not meet the retained earnings criteria, as defined in the Companies Law, we may seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10.B. — Memorandum and Articles of Association — Dividend and liquidation rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. — Taxation — Israeli tax considerations and government programs — Taxation of our shareholders — Taxation of non-Israeli shareholders on receipt of dividend.”

B.	Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

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

	Low	High
Year Ended December 31, 2011
Annual	$27.00	$79.72
Year Ended December 31, 2012
Annual	$28.28	$48.13
Year Ended December 31, 2013
Annual	$45.25	$77.80
Year Ended December 31, 2014
Annual	$19.85	$51.71
First Quarter	$35.27	$51.71
Second Quarter	$33.00	$47.30
Third Quarter	$28.65	$36.53
Fourth Quarter	$19.85	$29.49
Year Ended December 31, 2015
Annual	$11.40	$24.38
First Quarter	$16.80	$20.61
Second Quarter	$17.42	$24.38
Third Quarter	$11.40	$21.50
Fourth Quarter	$13.38	$17.99
Most Recent Quarter and Six Months
First Quarter 2016	$11.66	$16.15
October 2015	$13.67	$16.79
November 2015	$13.38	$16.85
December 2015	$13.95	$17.99
January 2016	$11.92	$16.15
February 2016	$11.66	$15.83
March 2016	$13.29	$15.88
April 2016 (through April 15, 2016)	$13.69	$14.67

On April 15, 2016, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $14.28 per share.

Our ordinary shares have been listed on the TASE under the symbol “SODA” since December 15, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the TASE:

	Low		High
Most Recent Quarter and Six Months
First Quarter 2016	NIS	46.84	NIS	64.00
December 2015 (since December 15, 2015)	NIS	61.46	NIS	70.30
January 2016	NIS	46.84	NIS	64.00
February 2016	NIS	48.55	NIS	61.51
March 2016	NIS	50.50	NIS	61.30
April 2016 (through April 15, 2016)	NIS	52.26	NIS	55.02

On April 14, 2016, the last reported sale price of our ordinary shares on the TASE was NIS 54.77 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6.C. — Board Practices — External directors.” Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. — Board Practices — Board of directors and officers.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. — Board Practices.”

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

Shareholder meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors presides over our general meetings and is appointed by the board of directors. If the chairperson was not appointed or is not present within 15 minutes from the appointed time, the shareholders present shall appoint a chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

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

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer, including their relatives and entities controlled by them).

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”)

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

Anti-takeover measures

Our articles of association provide for a classified board of directors. See “Item 6.C. — Board Practices — Board of directors and officers.”

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Currently, we do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.” Pursuant to the Israeli Securities Law, 5728-1968, a company whose shares are traded on the TASE may not have more than one class of shares, except for one additional class of preferred shares which may have a dividend preference but may not have any voting rights.

C.	Material Contracts

We have not entered into any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described in Item 6.B. regarding the 2007 Employee Share Option Plan and the 2010 Employee Share Option Plan.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 25% of their taxable income. The corporate tax rate for the tax years 2015 and 2014 was 26.5% and 25% for 2016 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization over an eight-year period of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of Industrial Enterprises;

•	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

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

Tax benefits prior to the 2011 Amendment

The Investment Law provided certain incentives for capital investments in a production facility (or other eligible assets) made by an “Approved Enterprise”, as defined by the Investment Law, upon approval by the Investment Center of the Israel Ministry of the Economy and Industry. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific program. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates reverted to 16% and 9% (as applicable) in 2014 and thereafter.

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

We believe that one of our Israeli subsidiaries, whose enterprise is located in a specified development zone, known as Development Area A, meets the conditions provided in the 2011 Amendment to the Investment Law and it elected to apply the provisions of the Investment Law as amended in 2011. The 2011 Amendment also provides that companies in Development Area A may be entitled to receive grants. Our Israeli subsidiary has received and has been approved to receive grants. We intend to continue to qualify for benefits and grants under the Investment Law in the future. However, there can be no assurance that we will comply with the required conditions or that we will be entitled to any grants or additional benefits under the Investment Law. If we are found not to have met the required conditions, we may be required to refund the amount of grants received and the amount of any tax benefits, as adjusted by the Israeli consumer price index, and interest. In addition, in order to secure fulfillment of the conditions related to the receipt of grants, a floating lien was registered in favor of the State of Israel on substantially all of the assets of such Israeli subsidiary.

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

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends. Non-residents of Israel are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under a treaty between Israel and the shareholder’s country of residence (subject to receipt of a valid certificate from the Israeli Tax Authority allowing for a reduce tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the preceding 12 months, the applicable withholding tax rate is 30%. A “substantial shareholder” is generally a person who holds, directly or indirectly, alone or together with another, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, to receive profits, to nominate a director or an executive officer, to receive assets upon liquidation, or to order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

Under the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income (the “United States-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year is derived from certain types of dividends and interest. Furthermore, dividends paid from income derived from a Preferred Enterprise are subject to withholding tax at a rate of 15% for such U.S. corporation shareholder, provided that the conditions related to our gross income for the previous year is met.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (26.5% in 2015) and the marginal tax rate of up to 48% for an individual in 2015).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. Under the United States-Israel Tax Treaty, the sale, exchange (whether from a merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is a United States resident (for purposes of that treaty), holding the ordinary shares as a capital asset is generally exempt from Israeli capital gains tax unless (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

In transactions involving a sale of all of the shares of an Israeli resident company, such as a merger or other transaction, the Israel Tax Authority may, among other things, require from shareholders who are not liable for Israeli tax to present a declaration in the form specified by that authority confirming their status as non-Israeli residents or an exemption from the Israeli Tax Authority, and, in the absence of such declaration or exemption, may require the purchaser of the shares to withhold taxes. In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances, but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 800,000 in a tax year, which amount is linked to the annual change in the Israeli consumer price index (NIS 810,720 for 2015), including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this website at http://www.sec.gov and as of December 2015, they are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our investors website at http://sodastream.investorroom.com. We will furnish hard copies of such reports to our shareholders free of charge upon a written request. The information contained on, or that can be accessed through, our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 24C.1.ii to our consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2015, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar and NIS.

Based on our results in 2015, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $2.1 million. Based on our results in 2015, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $1.6 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2013	2014	2015
Unrealized foreign currency exchange rate gains (losses) of foreign operations	$(234)	$(18,302)	$(15,085)
Realized foreign currency exchange rate gains (losses)	(1,859)	1,698	4,245
Derivative gains	310	906	2,678

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

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this assessment, our management has concluded that as of December 31, 2015, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-72 of this Form 20-F.

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

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our investor relations website at http://sodastream.investorroom.com under “Corporate Governance — Governance Documents.” Waivers of and amendments to our Code of Ethics may only be approved by the board of directors. Under Item 16B. of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. or (ii) through the filing of a Form 6-K.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, has served as our independent registered public accounting firm for 2014 and 2015. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2014	2015

Audit Fees	$748,500	$680,400
Tax Fees	-	40,577
Other Fees	10,700	1,800
Total	$759,200	$722,777

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

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

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the requirements under the Nasdaq Rules, provided that we disclose those Nasdaq Rule requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot (where relevant), who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules. In addition, as permitted under the Companies Law, pursuant to our articles of association, if a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-72 of this annual report.

Item 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to SodaStream’s Registration Statement on Form F-1, as amended, File No. 333-170007 (“Registration Statement No. 333-170007”), as filed with the SEC on October 19, 2010)

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration Statement No. 333-170007, as filed with the SEC on October 26, 2010)

4.2(c)	Amendment to the 2010 Employee Share Option Plan (incorporated by reference to Exhibit 99.3 to SodaStream’s Registration Statement on Form S-8, File No. 333-208811, as filed with the SEC on December 31, 2015)

4.3	Compensation Policy for Office Holders, as amended*

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: April 18, 2016	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter- “the Company”) and subsidiaries (hereinafter- “the Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
April 14, 2016

SodaStream International Ltd.

Consolidated Balance Sheets as of December 31

(in thousands)

	Note	2014	2015
Assets

Cash and cash equivalents	12	$46,880	$34,534
Inventories	10	138,392	112,973
Trade receivables, net	24	94,217	76,566
Other receivables	11	34,789	29,099
Derivative financial instruments	24	1,035	631
Total current assets		315,313	253,803

Property, plant and equipment	8	124,817	155,294
Intangible assets	9	44,389	42,095
Deferred tax assets	22	2,506	1,106
Other receivables		273	431
Total non-current assets		171,985	198,926

Total assets		487,298	452,729

Liabilities

Loans and borrowings	14	9,239	11,917
Derivative financial instruments	24	491	-
Trade payables		(*) 79,170	50,549
Income tax payable	22	11,740	7,505
Provisions	16	2,469	2,407
Other current liabilities	17	(*) 15,723	18,118
Total current liabilities		118,832	90,496

Loans and borrowings	14	34,645	24,905
Employee benefits	15	2,174	2,152
Other non-current liabilities		122	156
Deferred tax liabilities	22	750	832
Total non-current liabilities		37,691	28,045
Total liabilities		156,523	118,541

Shareholders’ equity

Share capital	13	3,400	3,414
Share premium		198,918	205,527
Translation reserve	13	(14,908)	(29,993)
Retained earnings		143,365	155,240
Total shareholders’ equity		330,775	334,188

Total liabilities and shareholders’ equity		$487,298	$452,729

(*) Reclassified. See note 2E.

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2013	2014	2015

Revenues		$562,723	$511,774	$413,135
Cost of revenues		277,153	258,686	216,364

Gross profit		285,570	253,088	196,771

Operating expenses
Sales and marketing	18	186,289	177,668	138,641
General and administrative	19	50,353	49,795	47,258
Other expense	20	-	10,654	631

Total operating expenses		236,642	238,117	186,530

Operating income		48,928	14,971	10,241

Interest expense , net	21	551	401	350
Other financial expense (income), net	21	1,695	(1,593)	(5,192)

Total financial expenses (income), net		2,246	(1,192)	(4,842)

Income before income tax		46,682	16,163	15,083

Income tax expense	22	4,655	3,868	3,006

Net income for the year		$42,027	$12,295	$12,077

Net income per share
Basic	26	$2.02	$0.59	$0.57
Diluted	26	$1.96	$0.58	$0.57

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31

(in thousands)

	2013	2014	2015

Net income for the year	$42,027	$12,295	$12,077

Items that after initial recognition in comprehensive income are or may be reclassified to profit or loss

Foreign currency translation differences of foreign operations	(234)	(18,302)	(15,085)

Items that will never be reclassified to profit or loss

Defined benefit plan remeasurements, net of tax	(36)	(115)	(202)

Total comprehensive income (loss) for the year	$41,757	$(6,122)	$(3,210)

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company

	Share	Share	Translation	Retained
	capital	Premium	reserve	earnings	Total
Balance as of January 1, 2013	$3,330	$178,338	$3,628	$89,194	$274,490
Net income for the year	-	-	-	42,027	42,027
Other comprehensive loss for the year	-	-	(234)	(36)	(270)
Total comprehensive income (loss) for the year	-	-	(234)	41,991	41,757
Share-based payment	-	11,019	-	-	11,019
RSU vested in connection with business combination (1)	1	155	-	-	156
Exercise of employee equity awards	47	4,137	-	-	4,184
Balance as of December 31, 2013	$3,378	$193,649	$3,394	$131,185	$331,606
Net income for the year	-	-	-	12,295	12,295
Other comprehensive loss for the year	-	-	(18,302)	(115)	(18,417)
Total comprehensive income (loss) for the year	-	-	(18,302)	12,180	(6,122)
Share-based payment	-	3,760	-	-	3,760
RSU vested in connection with business combination (1)	1	-	-	-	1
Share-based payment tax benefit	-	670	-	-	670
Exercise of employee equity awards	21	839	-	-	860
Balance as of December 31, 2014	3,400	198,918	(14,908)	143,365	330,775
Net income for the year	-	-	-	12,077	12,077
Other comprehensive loss for the year	-	-	(15,085)	(202)	(15,287)
Total comprehensive income (loss) for the year	-	-	(15,085)	11,875	(3,210)
Share-based payment	-	6,471	-	-	6,471
RSU vested in connection with business combination (1)	1	-	-	-	1
Exercise of employee equity awards	13	138	-	-	151
Balance as of December 31, 2015	3,414	205,527	(29,993)	155,240	334,188

(1) See Note 13(A)(1).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

(in thousands)

	2013	2014	2015
Cash flows from operating activities
Net income for the year	$42,027	$12,295	$12,077
Adjustments:
Amortization of intangible assets	2,253	2,948	3,710
Change in fair value of derivative financial instruments	(310)	(906)	(2,678)
Exchange rate differences on short-term loans and borrowing	-	-	(1,386)
Exchange rate differences on long-term loans and borrowing	-	(2,986)	(3,675)
Depreciation of property, plant and equipment	12,740	14,099	13,233
Share-based payment	11,019	3,760	6,471
Restructuring costs	-	15,649	6,930
Impairment of goodwill and other intangible assets	-	3,312	631
Interest expense, net	551	401	350
Income tax expense	4,655	3,868	3,006
	72,935	52,440	38,669

Decrease (increase) in inventories	(20,217)	(12,658)	19,860
Decrease (increase) in trade and other receivables	(44,406)	21,471	12,211
Decrease in trade payables and other liabilities (*)	(6,277)	(22,054)	(24,680)
Increase (decrease) in employee benefits	111	49	(89)
Increase (decrease) in provisions (*)	310	855	(62)
	2,456	40,103	45,909

Interest paid	(485)	(438)	(479)
Income tax received	3,769	956	565
Income tax paid	(2,960)	(5,036)	(5,987)
Net cash from operating activities	2,780	35,585	40,008

Cash flows from investing activities
Interest received	91	87	129
Proceeds from investment grants	-	-	2,252
Investment in short term bank deposits	(10,000)	-	-
Proceeds from short term bank deposits	10,000	-	-
Proceeds from sales of property, plant and equipment	1,628	-	-
Proceeds from derivative financial instruments, net	417	797	2,591
Acquisitions of distribution business and operations, net of cash acquired	(1,179)	-	-
Acquisition of property, plant and equipment	(39,799)	(55,174)	(49,466)
Acquisition of intangible assets	(4,844)	(5,684)	(4,236)
Net cash used in investing activities	(43,686)	(59,974)	(48,730)

Cash flows from financing activities
Proceeds from exercise of employee share options	4,184	860	151
Receipts of long-term loans and borrowings	-	49,253	10,000
Repayments of long-term loans and borrowings	-	(2,383)	(16,246)
Change in short-term debt, net	15,452	(15,452)	4,247
Net cash from (used in) financing activities	19,636	32,278	(1,848)

Net increase (decrease) in cash and cash equivalents	(21,270)	7,889	(10,570)
Cash and cash equivalents at the beginning of the year	62,068	40,885	46,880
Effect of exchange rates fluctuations on cash and cash equivalents	87	(1,894)	(1,776)

Cash and cash equivalents at the end of the year	$40,885	$46,880	$34,534

(*) Reclassified in 2013 and 2014. See note 2E.

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is incorporated in Israel. The address of the Company's registered office is Gilboa Street, Airport City 70100, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2015 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in developing, manufacturing and marketing sparkling water makers and related products.

The Group’s operational activities are managed by its wholly owned subsidiary, SodaStream International B.V., registered in the Netherlands. Most of the Group’s products are manufactured in Israel. Marketing support and services are carried out by third-party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the NASDAQ Global Select Market in connection with the Company's initial public offering (hereinafter – the IPO) on November 3, 2010, and starting from December 15, 2015 on the Tel-Aviv Stock Exchange. On April 14, 2011, the Company issued additional shares to the public in a follow-on offering. Following the follow-on offering, most of the Company’s major shareholders have changed and as of the reporting date, to the best of the Company’s knowledge, the Company has no shareholder with a controlling interest.

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 14, 2016.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation – (continued)

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

—	Note 7, Acquisition of subsidiaries.
—	Note 8, Property, plant and equipment.
—	Note 9, Intangible assets.
—	Note 10, Inventories.
—	Note 15, Employee benefits, regarding the measurement of the defined benefit obligation.
—	Note 16, Provisions.
—	Note 22, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.
—	Note 24, Financial instruments.
—	Note 25, Contingencies.
—	Note 27, Share based payments.

E.	Changes in classification

During the current year the Company changed the balance sheet classification of accrued liabilities from other current liabilities to trade payables.

Comparative amounts were reclassified for consistency, which resulted in USD 12,159 thousand being reclassified from other current liabilities to trade payables in 2014.

The classification did not have any effect on the statement of operations.

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

Transactions in foreign currencies are translated into the respective functional currency of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the respective functional currency at the exchange rate at the reporting date.

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

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

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

The estimated useful lives for the current and comparative periods are as follows:

-	Software licenses	3-10 years
-	Customer relations	5-8 years
-	Technology	8 years
-	Trademarks	Indefinite

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

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease.

Leases under the terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Future payments for exercising an option to extend the lease from the Israel Lands Administration are not recognized as part of an asset and corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future dates of renewing the lease agreement. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans or defined benefit plans.

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

The Group’s obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is based on the projected unit credit method. Any remeasurements are recognized in the statement of operations as they occur.

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

The grant date fair value of share-based payment awards (equity awards), which include stock options and restricted share units (RSU) granted to employees is recognized as salary expense, with a corresponding increase in equity, over the vesting periods of the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting employee service is adjusted to reflect the number of awards that are expected to vest.

For share-based payment awards with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

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

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and of the risks specific to the liability without adjustment for the Company’s credit risk. The unwinding of the discount is recognized as a financial expense.

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

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which it can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

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

R.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2015 and have not been applied in preparing these consolidated financial statements:

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

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group is examining the effects of adopting IFRS 9 (2014) on its financial statements.

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of IFRS 15 on its financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

3.	IFRS 16 Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

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

We estimate the fair value of our awards with market conditions using a Monte Carlo simulation in order to take into account the probability of satisfying the market condition. This approach involves generating random stock price paths through a lattice type structure. Each path results in a certain financial outcome, such as accelerated vesting or specific option payout. We make this estimate using the conditions that exist at the grant date. The derived service period, which may be the requisite service period, is also determined at this time. Compensation cost for our awards with a market condition is recognized ratably using the accelerated attribution method if the award is subject to graded vesting over the requisite service period. The compensation cost for our awards with a market condition is not reversed if the market condition is not satisfied. We have estimated the expected term of the awards granted to our chief executive officer which were approved in December 2015 based on the contractual terms of such awards.

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

Liquidity risk

Liquidity risk is the risk of inability or difficulty in connection with meeting the obligations associated with the Group's financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

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

Market risk

Market risk is the risk of changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

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

The Group is primarily exposed to fluctuations of the Euro and the NIS against the U.S. Dollar. Revenue is primarily denominated in the U.S. Dollar and the Euro. Significant material purchasing, production costs and operational expenses are denominated in the U.S. Dollar, Euro and NIS. Most of the principal amounts of the Group’s bank loans are denominated in Euro, which provide an economic hedge without derivatives being entered into and without application of hedge accounting. Interest on borrowings is denominated in the currency of the borrowing.

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

The Group's management aggregates the different markets based on consumer characteristics and geographical proximity.

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

	Year ended December 31, 2015
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135

Depreciation and amortization	2,233	2,219	528	241	5,221	11,722	16,943

Segments Results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241

Financial income, net							(4,842)

Reportable income before income tax							15,083

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $37.3 million (2014 and 2013: $62.0 million and $71.9 million, respectively) of the Group’s total revenues.
(2)	Reconciling items include restructuring costs of $9.5 million comprised of charges to revenue of $2.8 million, impairment of inventory of $3.2 million, impairment of property, plant and equipment of $1.0 million, employee benefits of $1.9 million and operating expenses of $0.6 million. Other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company's Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2014
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation (1)	Consolidated
	(in thousands)
Revenues	142,301	281,690	53,837	33,946	511,774	-	511,774

Depreciation and amortization	3,143	2,985	524	281	6,933	10,114	17,047

Segments Results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971

Financial Income, net							(1,192)

Reportable income before income tax							16,163

(1)	Reconciling items include restructuring costs and goodwill impairment in the amount of $15.6 million and $3.3 million, respectively. Other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company's Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2013
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation (1)	Consolidated
	(in thousands)
Revenues	218,169	268,500	43,554	32,500	562,723	-	562,723

Depreciation and amortization	2,427	2,608	466	227	5,728	9,265	14,993

Segments Results	13,681	55,253	11,122	2,032	82,088	(33,160)	48,928

Financial expenses, net							2,246

Reportable income before income tax							46,682

(1)	Reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company's Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

B.	Entity level disclosures

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

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation (1)	Consolidated
	(in thousands)
December 31, 2015	10,364	13,757	6,713	124,460	155,294	42,095	197,389
December 31, 2014	14,391	18,022	6,283	86,121	124,817	44,389	169,206
December 31, 2013	12,396	19,060	4,268	71,408	107,132	48,104	155,236

(1)	Refer to note 9 for additional information with respect to an impairment of other intangible assets and impairment of goodwill in the amount of $0.6 million and $3.3 million recorded under other expense in the statement of operations in 2015 and 2014 respectively.

Reconciliation of geographical segments of non-current assets:

	Year ended December 31
	2013	2014	2015
	(in thousands)
Geographical segments non-current assets	107,132	124,817	155,294
Intangible assets	48,104	44,389	42,095
Other non-current assets	1,487	2,779	1,537
Consolidated non-current assets	156,723	171,985	198,926

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

Major customers

During 2015, 2014 and 2013 a distributor, located in Western Europe represented 9.0%, 12.2%, 12.8%, respectively, of the total revenue of the Group.

Information about products

	Year ended December 31
	2013	2014	2015
	Revenues
	(In thousands)
Soda makers and exchangeable CO2 cylinders	233,146	172,614	133,033
Consumables	317,798	327,400	272,825
Other	11,779	11,760	7,277

Total	562,723	511,774	413,135

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property, plant and equipment

						Office
(in thousands)	Land and buildings		Leasehold	Machinery and equipment		furniture and
	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2014	15,382	(594)	13,834	96,897	(3,225)	19,251	32,872	1,751	176,168
Additions	21,172	(5,893)	2,046	21,549	(9,169)	3,370	8,795	1	41,871
Disposals	-	-	-	-	-	(1,066)	(14)	(74)	(1,154)
Effect of changes in exchange rates	-	-	(367)	(726)	-	(715)	(3,217)	(88)	(5,113)
Balance as of December 31, 2014	36,554	(6,487)	15,513	117,720	(12,394)	20,840	38,436	1,590	211,772
Additions	29,333	-	403	18,954	-	1,425	-	-	50,115
Disposals	-	-	(7)	(175)	-	(3,439)	-	(359)	(3,980)
Reclassification to Inventories	-	-	-	-	-	-	(2,999)	-	(2,999)
Effect of changes in exchange rates	-	-	(272)	(594)	-	(526)	(2,165)	-	(3,557)
Balance as of December 31, 2015	65,887	(6,487)	15,637	135,905	(12,394)	18,300	33,272	1,231	251,351
Accumulated depreciation
Balance as of January 1, 2014	139	-	9,528	42,366	(3,136)	14,082	4,716	1,341	69,036
Depreciation for the year	267	(26)	1,313	9,657	(1,748)	3,332	1,152	152	14,099
Disposals	-	-	-	-	-	(1,061)	(14)	(64)	(1,139)
Restructuring impairment	9	-	572	5,583	-	26	550	-	6,740
Effect of changes in exchange rates	-	-	(218)	(424)		(496)	(562)	(81)	(1,781)
Balance as of December 31, 2014	415	(26)	11,195	57,182	(4,884)	15,883	5,842	1,348	86,955
Depreciation for the year	512	(60)	806	9,351	(909)	2,491	982	60	13,233
Disposals	-	-	(7)	(127)	-	(3,398)	-	(301)	(3,833)
Restructuring impairment	-	-	-	-	-	-	1,037	-	1,037

Effect of changes in exchange rates	-	-	(158)	(356)	-	(407)	(414)	-	(1,335)
Balance as of December 31, 2015	927	(86)	11,836	66,050	(5,793)	14,569	7,447	1,107	96,057
Carrying amounts
As of January 1, 2014	15,243	(594)	4,306	54,531	(89)	5,169	28,156	410	107,132
As of December 31, 2014	36,139	(6,461)	4,318	60,538	(7,510)	4,957	32,594	242	124,817
As of December 31, 2015	64,960	(6,401)	3,801	69,855	(6,601)	3,731	25,825	124	155,294

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

In 2015 the Group recognized an impairment loss of property, plant and equipment in the amount of $1.0 million in connection with its restructuring plan. The impairment loss is presented in cost of sales.

B.	Capitalized borrowing costs

In the reporting period, specific borrowing costs in the amount of $584 thousand (2014: $503 thousands) were capitalized to qualifying assets related to the Group's construction of new plant in Southern Israel.

C.	Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a number of finance lease agreements. As of December 31, 2015, the net carrying amount of the leased land and buildings is $3.1 million (2014: $3.2 million).

D.	Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2015, the original cost of such assets is $47 million (2014: $46 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets

(in thousands)	Trademarks,
	patents
	and other
	intellectual
	property(1)	Software	Total
Cost

Balance as of January 1, 2014	59,106	15,623	74,729
Additions	907	5,525	6,432
Disposals	-	(195)	(195)
Impairment of goodwill	(3,312)	-	(3,312)
Effect of changes in exchange rates	(3,975)	(753)	(4,728)
Balance as of December 31, 2014	52,726	20,200	72,926
Additions	194	3,324	3,518
Disposals	-	(3)	(3)
Impairment of other intangible assets	(881)	-	(881)
Effect of changes in exchange rates	(1,587)	(420)	(2,007)
Balance as of December 31, 2015	50,452	23,101	73,553

Accumulated amortization

Balance as of January 1, 2014	18,719	7,906	26,625
Amortization for the year	693	2,255	2,948
Disposals	-	(195)	(195)
Effect of changes in exchange rates	(227)	(614)	(841)
Balance as of December 31, 2014	19,185	9,352	28,537
Amortization for the year	710	3,000	3,710
Impairment of other intangible assets	(250)	-	(250)
Effect of changes in exchange rates	(189)	(350)	(539)
Balance as of December 31, 2015	19,456	12,002	31,458

Carrying amounts
As of January 1, 2014	40,387	7,717	48,104
As of December 31, 2014	33,541	10,848	44,389
As of December 31, 2015	30,996	11,099	42,095

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible assets – (continued)

A.	Intangible assets with indefinite useful life

Other than goodwill, the Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets are comprised of trademarks in the amount of $15 million (2014: $15 million) for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of the group's brands and the level of marketing support.

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

C.	Impairment of other intangible assets

During 2015 the Company recorded and impairment of $0.6 million in regard to a trademark originated from an acquisition of a subsidiary.

Note 10 - Inventories

	As of December 31
	2014	2015
	(in thousands)
Raw materials and work in process	68,577	42,656
Finished goods	60,653	57,500
Refill cylinder stock	9,162	12,817

Total	138,392	112,973

During the year 2015, the write-down of inventories to net realizable value, which was recorded in cost of revenues, amounted to $7.1 million (2014: $16.2 million), out of which a write down of $3.2 million is in connection with the Group's restructuring plan.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Other receivables

	As of December 31
	2014	2015
	(in thousands)
VAT refundable	8,295	8,397
Income tax prepayments	663	320
Customs receivable	6,423	5,130
Advances to suppliers	574	686
Government grants receivables	13,951	11,751
Prepaid expenses and other	4,883	2,815

Total	34,789	29,099

Note 12 - Cash and cash equivalents

Cash and cash equivalents

	As of December 31
	2014	2015
	(in thousands)
Bank balances	36,880	19,138
Bank deposits (1)	10,000	15,396

Total	46,880	34,534

(1)	Deposit in New Israeli Shekel (NIS). Bears nominal interest rate of 0.24% as at December 31, 2015.

The Group’s exposure to credit and market risks related to cash and cash equivalents is disclosed in Note 24.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Capital and reserves

A.	Share capital

In thousands of shares	Ordinary Shares
	2013	2014	2015
On issue at January 1	20,610	20,885	21,003

RSU vested during the period (1)	7	7	7
Exercise of employee equity awards (2)	268	111	80

On issue at December 31	20,885	21,003	21,090

Authorized (3)	54,000	54,000	54,000

In USD thousands
Issued and fully paid on December 31	3,378	3,400	3,414

(1)	Out of total 41,614 RSU granted to a former shareholder of an acquired subsidiary, 6,936 RSU were vested in each of 2013, 2014, and 2015, respectively. The RSU relate to a deferred consideration with respect to the shares of the acquired subsidiary, which was accounted for as a compound instrument. As a result, in 2013 an amount of $156,000 has been classified to equity from other current liabilities.

(2)	See Note 27.

(3)	Par value NIS 0.645 each.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Loans and borrowings

	As of December 31
	2014	2015
	(in thousands)
Current liabilities
Current maturities of long term loans and short term credit from bank	9,239	11,917

Non-current liabilities
Loans from banks	34,645	24,905

Total	43,884	36,822

	Currency	Nominal interest rate	Face value as of December 31, 2015	Carrying amount as of December 31, 2015
Loans and borrowings from banks	Euro	Libor+1.85% - Libor+1.90%	24,586	24,586
	USD	Libor+1.50% - Libor+2.05%	12,236	12,236

Refer to note 24B for the loans contractual payment schedule.

Pledges and guarantees

For the purpose of constructing its new factory in Southern Israel, the Group has taken long term bank loans with respect to which the Group recorded first degree pledges on its land and land development rights in Southern Israel in favor of the lending banks. In addition, in order to secure fulfillment of the conditions related to the receipt of government grants, a floating lien was registered in favor of the State of Israel on substantially all of the assets of the Company's manufacturing subsidiary.

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

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 27.

	December 31
	2014	2015
	(in thousands)
Post-employment benefits
Present value of funded obligations	6,331	5,960
Less fair value of plan assets	(4,798)	(4,415)
Recognized liability for defined benefit plan	1,533	1,545

Other long-term benefits
Liability for seniority grant obligations	560	501

Short-term benefits
Salary and related expenses	8,402	9,735
Liability for holiday pay	2,801	2,431
Total short-term benefits	11,203	12,166

Total employee benefits	13,296	14,212

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

	December 31
	2014	2015
	(in thousands)
Presented under the following items:
Other current liabilities	11,203	12,166
Employee benefits (non-current liabilities)	2,174	2,152
Other receivables (non-current assets)	(81)	(106)

A.	Post-employment benefit plans – defined benefit plan

1.	Movement in the present value of the defined benefit obligations

	December 31
	2014	2015
	(in thousands)
Defined benefit obligations as of January 1	7,399	6,331
Benefits paid by the plan	(1,061)	(1,035)
Current service cost and interest cost (see below)	545	534
Changes in respect of foreign exchange differences	(714)	(46)
Remeasurements:
- Experience adjustments	16	5
- Actuarial (gains) losses from changes in financial assumptions	146	171

Defined benefit obligations as of December 31	6,331	5,960

2.	Movement in plan assets

	December 31
	2014	2015
	(in thousands)
Fair value of plan assets as of January 1	5,717	4,798
Contributions paid into the plan	377	318
Benefits paid by the plan	(894)	(694)
Changes in respect of foreign exchange differences	(567)	-
Interest income	124	76
Return on plan assets, excluding interest income	41	(83)

Fair value of plan assets as of December 31	4,798	4,415

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

3.	Expense recognized in the statement of operations

	Year ended December 31
	2013	2014	2015
	(in thousands)
Current service costs including foreign exchange differences	499	287	397
Net interest on net defined liability	70	(13)	15

Total	569	274	412

4.	Actual return on plan assets

	Year ended December 31
	2013	2014	2015
	(in thousands)
Actual return on plan assets	(82)	165	(28)

5.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2013	2014	2015
Discount rate as of December 31	2.16%	1.62%	1.12%
Future salary nominal increases (1)	2.14%	2.17%	2.06%

(1)	Based on management assessment.

Assumptions regarding future mortality are based on published statistics and mortality tables.

6.	Plan assets

	December 31
	2014	2015
	(in thousands)
Plan assets comprise
Cash and cash equivalents	149	-
Equity instruments	335	349
Debt instruments	547	654
Real estate funds	374	329
Investment funds	3,393	3,083

Total	4,798	4,415

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Employee benefits – (continued)

7.	Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes the impact of changes in the respective assumptions on the defined benefit obligation at the end of the reporting period.

Defined benefit obligation

	December 31, 2015
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(222)	270

Future salary nominal increases	20	(9)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

8.	Expected contributions in 2016

The Group contribution to its funded defined benefit plan is expected to be $224,000 in 2016.

B.	Post-employment benefit plans - defined contribution plan

The Group has a defined contribution plan in respect of the Company’s liability to pay the saving component of provident funds and in respect of certain of its employees who are subject to Section 14 of the Israeli Severance Pay Law – 1963.

	Year ended December 31
	2013	2014	2015
	(in thousands)
Amount recognized as expense in respect of defined contribution plan	3,882	3,488	2,626

C.	Restructuring

During 2015, employee benefits in connection with the Group's restructuring amounted to $1.9 million on the statement of operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Provisions

			Machinery
	Legal	Right of	and plant
	claims	return	dismantling	Warranty	Total
	(in thousands)

Balance as of January 1, 2015	680	192	537	1,060	2,469
Provision made during the period	135	257	-	446	838
Provisions used during the period	(388)	-	(126)	(290)	(804)
Changes in respect of foreign exchange differences	(41)	(19)	-	(36)	(96)

Balance as of December 31, 2015	386	430	411	1,180	2,407

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

Warranties

The Group provides a limited warranty (lifetime or time limited) for products sold to customers.

Note 17 – Other current liabilities

	As of December 31
	2014 (*)	2015
	(in thousands)
Employees and payroll-related accruals	11,203	12,166
VAT payable	3,476	3,732
Contingent and deferred consideration in business combinations	150	-
Other	894	2,220

Total	15,723	18,118

(*) Reclassified. See note 2E.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Sales and marketing

	For the year ended December 31
	2013	2014	2015
	(in thousands)
Wages and salaries	31,583	33,256	33,093
Advertising and promotions	86,512	76,906	55,133
Distribution costs	34,425	32,840	22,322
Commissions	10,425	11,211	6,975
Travel expenses	3,307	3,033	2,409
Storage expenses	8,880	10,203	6,388
Depreciation	801	933	524
Other	10,356	9,286	11,797

Total sales and marketing expenses	186,289	177,668	138,641

Note 19 - General and administrative

	For the year ended December 31
	2013	2014	2015
	(in thousands)
Wages and salaries	16,715	19,378	18,115
Share-based compensation	11,019	3,760	6,471
Communication and support costs	3,750	5,507	4,008
Rental and building maintenance	3,527	3,853	3,230
Professional advisors	1,856	1,849	1,439
Legal	2,193	2,812	2,085
Audit & review	1,346	991	1,111
Depreciation	3,593	4,245	4,858
Travel expenses	853	897	725
Other	5,501	6,503	5,216

Total general and administrative	50,353	49,795	47,258

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Other expense

	For the year ended December 31
	2013	2014	2015
	(in thousands)
Restructuring costs	-	7,342	-
Impairment of goodwill and other intangible assets (see note 9)	-	3,312	631

Total other expense	-	10,654	631

Note 21 - Financial expense (income), net

	For the year ended December 31
	2013	2014	2015
	(in thousands)
Interest expense related to loans & borrowings	450	347	468
Unwind of discount amortization of provisions and other current liabilities	156	50	-
Interest income on bank balances and bank deposits	(65)	(69)	(102)
Interest expense (income) related to tax authorities, net	10	73	(16)
Total interest expense, net	551	401	350

Foreign exchange differences, net	1,859	-	-
Bank charges	278	544	392
Other financial expenses	2,137	544	392

Foreign exchange differences, net	-	1,698	4,245
Other	442	439	1,339
Other financial income	442	2,137	5,584

Total other financial expense (income), net	1,695	(1,593)	(5,192)

Total financial expense (income), net	2,246	(1,192)	(4,842)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax

A.	Details regarding the tax environment of the Group

1.	General

The Group subsidiaries are incorporated in various countries where income is generally taxed at statutory rates. Certain subsidiaries benefit from tax incentives or subject to specific tax rulings.

The regular corporate tax rate in Israel in 2015 is 26.5% (2014: 26.5%; 2013: 25%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016.

The above- referenced change has no material impact on the Company's consolidated financial statements.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax– (continued)

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which raised the tax rates on preferred income as from the 2014 tax year as follows: 9% for Development Area A and 16% for the rest of the country (compared with 7% for Development Area A and 12.5% for the rest of the country in 2013).

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli resident company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax– (continued)

B.	Composition of income tax expense

	Year ended December 31
	2013	2014	2015
	(in thousands)
Current tax expense (income)
Current period (1)	7,150	7,432	2,189
Adjustments for prior periods, net	(4,783)	98	(648)
	2,367	7,530	1,541

Deferred tax expense (income)
Origination and reversal of temporary differences	2,130	(3,647)	1,342
Change in tax rate	158	(15)	123
	2,288	(3,662)	1,465

Income tax expense	4,655	3,868	3,006

	Year ended December 31
	2013	2014	2015
	(in thousands)
(1) Including benefits arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period (for which no deferred taxes were not recognized) that was used to reduce current tax expense	966	1,451	1,283

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense

	Year ended December 31
	2013	2014	2015
	(in thousands)
Income before income tax	46,682	16,163	15,083

Primary tax rate of the Company	25%	26.5%	26.5%

Income tax using the Company’s primary tax rate	11,671	4,283	3,997

Additional tax (tax saving) in respect of:
Different tax rate, subsidiaries	(2,404)	104	(5,658)
Tax exempt income	(12)	(2)	(167)
Non-deductible expenses	36	42	4,006
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(966)	(1,451)	(1,283)
Current year tax losses and benefits for which deferred taxes were not recognized	281	511	2,156
Reversal of prior periods deferred tax losses and tax benefits	28	(17)	283
Taxes in respect of prior periods, net	(4,783)	98	(649)
Effect of change in tax rate	158	(15)	123
Other differences	646	315	198

Income tax expense	4,655	3,868	3,006

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

D.	Deferred tax assets and liabilities

1.	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the expected date of reversal.

Deferred tax assets and liabilities are attributable to the following items:

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2015	(294)	(6,303)	(801)	403	7,153	1,532	66	1,756
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	678	(547)	249	(199)	313	(1,273)	(563)	(1,342)
Effect of change in tax rate	-	26	-	-	(64)	-	(85)	(123)
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	-	(3)	-	-	(3)
Changes in respect of foreign exchange differences	(32)	-	30	(17)	(14)	-	19	(14)
Net balance at December 31, 2015	352	(6,824)	(522)	187	7,385	259	(563)	274
Presented under assets	352	(3,801)	(452)	88	4,461	259	199	1,106
Presented under liabilities	-	(3,023)	(70)	99	2,924	-	(762)	(832)

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2014	(301)	(4,690)	(1,024)	310	3,143	609	45	(1,908)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	3	(1,622)	99	130	4,085	923	29	3,647
Effect of change in tax rate	-	9	-	-	6		-	15
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	_	(7)	-	-	-	(7)
Changes in respect of foreign exchange differences	4	-	124	30	(81)	-	(8)	9
Net balance at December 31, 2014	(294)	(6,303)	(801)	403	7,153	1,532	66	1,756
Presented under assets	329	(3,835)	(533)	193	4,820	1,532	-	2,506
Presented under liabilities	(623)	(2,468)	(268)	210	2,333	-	66	(750)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Income tax – (continued)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2015 amounted to $82.0 million. The Group has not recognized $10.0 million of the potential future tax benefits since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2015 the Company has reached an agreement with the Israeli tax authority for finalizing its tax assessments and one of its subsidiaries for the years 2010 until and including 2013, and 2011 until and including 2013 respectively.

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

Leasing expenses for the year 2015 were $5.0 million (2014: $9.3 million; 2013: $6.5 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2015 are as follows:

(in thousands)
2016	6,240
2017	3,521
2018	1,939
2019	1,113
2020	455
2021 and thereafter	906

Total	14,174

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments

A.	Credit risk

1.	Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31
	2014	2015
	(in thousands)
Cash and cash equivalents	46,880	34,534
Derivative financial instruments	1,035	631
Government grants receivables	13,951	11,751
Trade receivables	94,217	76,566

2.	Trade receivables

The Group's trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
	2014	2015
	(in thousands)
Not past due	77,228	63,188
Past due 1-30 days	8,679	11,838
Past due 31-90 days	4,733	1,763
Past due more than 90 days	4,758	1,658
	95,398	78,447

Allowance for uncollected receivables	(1,181)	(1,881)

Total	94,217	76,566

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

Allowance for uncollected receivables during the year:

	December 31
	2014	2015
	(in thousands)
Balance as of January 1	773	1,181
Provision for non-collection	636	1,478
Write-offs charged against the allowance	(228)	(778)

Balance as of December 31	1,181	1,881

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
	Currency	2014	2015
		(in thousands)
United States	Dollar	17,825	8,700
Euro countries (1)	€	42,896	42,094
Israel	NIS	3,783	4,127
Switzerland	CHF	2,546	1,588
Australia	AUD	10,445	8,740
South Africa	ZAR	1,026	713
United Kingdom	GBP	2,974	2,072
Sweden	SEK	5,041	2,940
Denmark	DKK	1,368	731
Norway	NOK	367	294
Canada	CAD	2,463	953
New Zealand	NZD	133	184
Japan	JPY	1,982	2,374
Others		1,368	1,056

Total		94,217	76,566

(1) Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customer, a distributor located in Western Europe, accounts for $4.5 million of the trade and other receivables carrying amount at December 31, 2015 (December 31, 2014: $8.5 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31
	2014	2015
	(in thousands)

Wholesale customers	75,071	65,837
Distributors	18,473	9,294
End-user customers	673	1,435

Total	94,217	76,566

Credit enhancements

Most of the Group's trade receivables are insured by credit insurance policy provided by an international insurer. The insurance coverage is up to a cumulative credit limit of $252 million, providing an indemnification up to a cumulative $17 million per annum.

B.           Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its finance liabilities that are settled by delivering cash or another financial asset.

The Group maintains credit facilities in order to meeting its obligation. The group intends to finance its long term investments by long term loans.

As of December 31, 2015, the Group had outstanding debt in the amount of $33.9 million under secured long-term loan agreements. As of December 31, 2015, the Group had short-term credit facilities with a total borrowing capacity of $10.7 million, of which none was outstanding as of such date. In addition, as at December 31, 2015, the Group entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $50.5 million. In connection with such agreements in principle, as at December 31, 2015, the Group borrowed $2.8 million as short-term debt.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

	December 31, 2015
	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)
Non-derivative financial liabilities
Loans and borrowings	36,822	36,822	7,389	4,528	24,905	-
Trade payables	50,549	50,549	50,072	477	-	-
Other current liabilities	417	417	417	-	-	-
Total non-derivative financial liabilities	87,788	87,788	57,878	5,005	24,905	-

Derivative financial liabilities
Derivative financial instruments	-	-	-	-	-	-

	December 31, 2014

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)

Non-derivative financial liabilities
Loans and borrowings	43,884	43,884	4,620	4,620	18,477	16,167
Trade payables	79,170	79,170	79,054	116	-	-
Other current liabilities	1,045	1,045	1,045	-	-	-
Total non-derivative financial liabilities	124,099	124,099	84,719	4,736	18,477	16,167

Derivative financial liabilities
Derivative financial instruments that are not used for hedging	491	459	32	-	-	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

C.           Market risk

1.          Foreign currency risk

i.            Exposure to foreign currency risk

The Group's exposure to foreign currency risk as of the reporting date was as follows:

	December 31, 2015
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	Total

Current assets
Cash and cash equivalents	3,224	7,073	15,896	2,034	593	614	893	862	238	477	1,774	357	499	34,534
Trade receivables	9,757	42,093	4,127	1,588	8,740	713	2,072	2,940	731	294	953	184	2,374	76,566
Other receivables	-	-	11,751	-	-	-	-	-	-	-	-	-	-	11,751
Derivative financial
instruments	631	-	-	-	-	-	-	-	-	-	-	-	-	631

Total assets	13,612	49,166	31,774	3,622	9,333	1,327	2,965	3,802	969	771	2,727	541	2,873	123,482

Current liabilities
Loans and borrowings	5,361	6,556	-	-	-	-	-	-	-	-	-	-	-	11,917
Trade payables	10,354	9,151	27,283	651	1,348	123	250	564	68	47	481	28	201	50,549
Other current liabilities	26	359	32	-	-	-	-	-	-	-	-	-	-	417

Non-current liabilities
Loans and borrowings	6,875	18,030	-	-	-	-	-	-	-	-	-	-	-	24,905

Total liabilities	22,616	34,096	27,315	651	1,348	123	250	564	68	47	481	28	201	87,788

Total assets (liabilities), net	(9,004)	15,070	4,459	2,971	7.985	1,204	2,715	3,238	901	724	2,246	513	2,672	35,694

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

	December 31, 2014
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	Total

Current assets
Cash and cash equivalents	19,470	16,193	3,706	696	518	325	792	1,032	274	479	2,358	387	650	46,880
Trade receivables	19,193	42,896	3,783	2,546	10,445	1,026	2,974	5,041	1,368	367	2,463	133	1,982	94,217
Other receivables	-	-	13,951	-	-	-	-	-	-	-	-	-	-	13,951
Derivative financial
instruments	1,035	-	-	-	-	-	-	-	-	-	-	-	-	1,035

Total assets	39,698	59,089	21,440	3,242	10,963	1,351	3,766	6,073	1,642	846	4,821	520	2,632	156,083

Current liabilities
Loans and borrowings	-	9,239	-	-	-	-	-	-	-	-	-	-	-	9,239
Trade payables	19,027	13,098	41,541	808	1,434	191	601	960	160	158	891	75	226	79,170
Other current liabilities	99	150	796	-	-	-	-	-	-	-	-	-	-	1,045
Derivative financial
instruments	491	-	-	-	-	-	-	-	-	-	-	-	-	491

Non-current liabilities
Loans and borrowings	-	34,645	-	-	-	-	-	-	-	-	-	-	-	34,645

Total liabilities	19,617	57,132	42,337	808	1,434	191	601	960	160	158	891	75	226	124,590

Total assets (liabilities), net	20,081	1,957	(20,897)	2,434	9,529	1,160	3,165	5,113	1,482	688	3,930	445	2,406	31,493

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

During 2015 and 2014, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2015, the Group’s notional investment in currency options is $99 million
(2014: $78 million) with fair value of $631,000 (2014: $544,000).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31
	2014	2015	2014	2015
	Annual change		Reporting date spot rate

1 EUR	(11.71)%	(10.11)%	1.22	1.09
1 NIS	(10.89)%	0.20%	0.26	0.26
1 CHF	(10.03)%	(0.14)%	1.01	1.01
1 AUD	(8.07)%	(10.65)%	0.82	0.73
1 ZAR	(9.60)%	(24.65)%	0.09	0.06
1 GBP	(5.79)%	(4.57)%	1.55	1.48
1 SEK	(16.91)%	(7.09)%	0.13	0.12
1 DKK	(11.54)%	(10.35)%	0.16	0.15
1 NOK	(17.69)%	(15.02)%	0.13	0.11
1 CAD	(8.02)%	(16.14)%	0.86	0.72
1 NZD	(4.37)%	(12.25)%	0.78	0.69
1 JPY	(12.21)%	(0.48)%	0.01	0.01

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

ii.         Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2015 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2015
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)

Change of 10% in:
EUR	(656)	925	1,201	(380)
NIS	1,573	742	(252)	579
CHF	(481)	(184)	739	442
AUD	(273)	525	562	(236)
ZAR	(120)	-	120	-
GBP	(272)	1	272	(1)
SEK	(437)	(114)	504	181
DKK	(90)	-	90	-
NOK	(72)	-	72	-
CAD	(308)	(112)	344	148
NZD	(51)	(12)	51	12
JPY	(267)	-	267	-

	December 31, 2014
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)

Change of 10% in:
EUR	333	771	(303)	(741)
NIS	2,072	2,296	(1,325)	(1,549)
CHF	100	345	(40)	(285)
AUD	(656)	303	787	(172)
ZAR	(116)	-	116	-
GBP	(317)	-	317	-
SEK	(425)	27	443	(9)
DKK	(148)	-	148	-
NOK	(69)	-	69	-
CAD	(117)	207	243	(81)
NZD	(45)	-	45	-
JPY	(241)	-	241	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial instruments – (continued)

2.          Interest rate risk

i.	Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2014	2015
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	10,000	15,396

Variable rate instruments
Financial liabilities	43,884	36,822

ii.	Cash flow sensitivity analysis for variable rate instruments

As of December 31, a change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below

	December 31, 2014		December 31, 2015
	Equity	Net income	Equity	Net income
	(in thousands)		(in thousands)

Increase in interest	(439)	(439)	(368)	(368)

Decrease in interest	439	439	368	368

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

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method.

The different hierarchy levels have been defined in note 4:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	631	-	631

Total assets	-	631	-	631

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)

Financial assets

Derivative financial instruments	-	1,035	-	1,035

Total assets	-	1,035	-	1,035

Financial liabilities

Derivative financial instruments	-	491	-	491

Total liabilities	-	491	-	491

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

Legal claims and proceedings (excluding claims with no specified amount, claims fully covered by the Group's insurance policy and claims where the likelihood of an outflow of resources is considered to be remote) amounted to $3.9 million as of December 31, 2015. The provision included in the financial statements for such legal claims and proceedings totaled $0.4 million as of December 31, 2015. Subsequent to the balance sheet date the Group agreed to settle a claim of $1.8 million resulting in compensation to the plaintiff of $0.2 million.

The Group is also a party to various personal injury claims (of employees and consumers), as a direct party or a third party , in which the amounts of the claims are not specified. These claims are handled by the Group’s insurers.

Note 26 - Net income per share

	Year ended December 31
	2013	2014	2015
	(in thousands)

Net income for the year ended December 31	42,027	12,295	12,077

Opening balance at January 1	20,610	20,885	21,003
RSU Adjustment (see note 13A-1)	22	15	7
Effect of employee options exercised (1)	159	68	27

Weighted average number of shares at
December 31 – basic	20,791	20,968	21,037

Effect of employee options (1)	637	283	80

Weighted average number of shares at
December 31 – diluted	21,428	21,251	21,117

Net income per share (In $)
Basic	2.02	0.59	0.57
Diluted	1.96	0.58	0.57

(1) See Note 27.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

At December 31, 2015, 1,765 thousand options (in 2014 and 2013: 609 thousand and 207 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter – the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase the Company's shares. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price. The 2007 Option Plan and the 2010 Option Plan are intended to provide an incentive to retain employees and to attract new employees that the Board of Directors determines provide services that are valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

The use of the term options in this note includes both share options and RSU unless stated otherwise.

As of December 31, 2015, 2,342,296 ordinary shares were available for issuance under our option plans of which options to purchase 2,273,499 ordinary shares have been granted and are outstanding.

The options granted as of February 23, 2012, will expire ten years after the grant date. Options granted on or after February 23, 2012 but prior to February 26, 2013 will expire six years after the grant date. Options granted on or after February 26, 2013 will expire five years after the grant date.

The basic terms of the 2007 and the 2010 Option Plans: 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively.

On December 20, 2012 the annual general meeting approved a grant of options to the CEO, according to which 135,000 options vest in January 2014, and 315,000 options vest in December 2015. The vesting on December 31, 2015 was subject to achieving a performance condition of Weighted Revenue EBITDA Measurement (as may be discounted) of at least 100%. In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” equals the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years of 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Actual Cumulative EBITDA” equals the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Cumulative Revenue Target” equals the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” equals the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive).

As of December 31, 2014, the estimate for achieving the abovementioned performance condition of Weighted Revenue EBITDA Measurement was less than 100% and was considered remote. Therefore, an expense of $4.8 million ($2.6 million with respect to prior years and $2.2 million with respect to 2014) related to the CEO grant of options was reversed. As of December 31, 2015 the above referenced performance conditions were not met.

In December 2015 the annual general meeting approved a grant of 600,000 options to the CEO out of which 300,000 options vest at grant date and 300,000 options are subject to market condition of which 150,000 options shall become exercisable if at any time following the first anniversary of date of grant the Company's price per share exceeds $22. The remaining 150,000 options shall become exercisable if at any time following the second anniversary of date of grant the Company's price per share exceeds $27.

In December 2015 the annual general meeting approved to grant to the CEO 100,000 options under the 2010 option plan and a cash bonus in the event of a strategic investment in the Company. The cash bonus shall be equal to 1% of the cash amount invested in the Company at the closing of the strategic investment up to a maximum bonus amount of $500,000. The strategic investment shall be in the aggregate amount of not less than $25 million and the identity of the investor would make a contribution to the Company beyond the actual sum of the purchase of share of the Company.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

Regarding the 2010 Option Plan with respect to non-employees directors, based on service providing periods, one third of the options included in each grant vest one year after the grant date, and the rest vest over the sequential two years, annually, in two equal portions.

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

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant	Number of
Period	options	Vesting conditions
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Quarter 4, 2007	660,211	144,962	29,965	-	-	-	-	-	485,284	-
Quarter 1, 2008	92,470	-	92,470	-	-	-	-	-	-	-
Quarter 2, 2008	90,332	54,264	36,068	-	-	-	-	-	-	-
Quarter 3, 2008	147,816	3,876	52,658	-	-	-	-	-	91,282	-
Quarter 4, 2008	82,171	32,558	-	-	-	-	-	-	49,613	-
Quarter 1, 2009	8,616	-	8,616	-	-	-	-	-	-	-
Quarter 3, 2009	34,109	34,109	-	-	-	-	-	-	-	-
Quarter 4, 2009	29,457	29,457	-	-	-	-	-	-	-	-
Quarter 1, 2010	26,356	26,356	-	-	-	-	-	-	-	-
Quarter 2, 2010	94,186	94,186	-	-	-	-	-	-	-	-
Quarter 4, 2010	727,450	547,450	-	180,000	-	-	-	-	-	-
Quarter 3. 2011	63,000	63,000	-	-	-	-	-	-	-	-
Quarter 4, 2011	183,000	183,000	-	-	-	-	-	-	-	-
Quarter 1, 2012	40,400	40,400	-	-	-	-	-	-	-	-
Quarter 2, 2012	9,000	9,000	-	-	-	-	-	-	-	-
Quarter 3, 2012	97,500	97,500	-	-	-	-	-	-	-	-
Quarter 4, 2012	457,500	7,500	-	-	135,000	315,000	-	-	-	-
Quarter 1, 2013	328,000	328,000	-	-	-	-	-	-	-	-
Quarter 2, 2013	92,100	92,100	-	-	-	-	-	-	-	-
Quarter 3, 2013	5,000	5,000	-	-	-	-	-	-	-	-
Quarter 4, 2013	110,000	110,000	-	-	-	-	-	-	-	-
Quarter 1, 2014	147,300	122,300	-	-	-	-	25,000	-	-	-
Quarter 3, 2014	13,500	13,500	-	-	-	-	-	-	-	-
Quarter 4, 2014	179,500	-	-	-	-	-	-	179,500	-	-
Modification (i)	(133,139)	-	-	-	-	-	-	(133,139)	-

Quarter 2, 2015	61,000	26,000	-	-	-	-	-	35,000	-	-
Quarter 3, 2015	60,500	60,500	-	-	-	-	-	-	-	-
Quarter 4, 2015	813,000	123,000	-	90,000	-	-	-	-	-	600,000
Modification (ii)	(190,000)	-	-	-	-	-	-	-	-	(190,000)
Total options Granted	4,330,335

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(2)	Fully vested at grant date.

(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(4)	Vests one year after the grant date.

(5)	Vests three years after the grant date, subject to performance condition as detailed above.

(6)	Vests 11 months after the grant date.

(7)	33% - vests one year after grant date and an additional 8.33% vests at the end of each quarter beginning one year after the grant date.

(8)	Other than (1) – (7) above (mainly – quarterly-based, ten to twelve quarters).

(9)	300,000 options fully vested at grant date out of which 190,000 were granted in lieu of 190,000 options which were cancelled. See sub note 9(ii) below. The remaining 300,000 options are subject to market condition with a service period of one year from grant date for 50% of the options, and a service period of two years from grant date for the remaining 50% of the options.

(i)	In November 2014, the Company modified the terms of part of the above grants by cancelling 494,496 outstanding options and granting in return 361,357 new options with a lower exercise price. The new options include new vesting conditions as described in sub note 7 above.

(ii)	In December 2015, the Company modified the terms of part of the above grants by cancelling 190,000 outstanding options and granting in return 190,000 options, fully vested, with lower exercise price. See sub note 9 above.

A.           The number and weighted average exercise prices of options are as follows:

	Number of options			Weighted average exercise price ($) (*)
	2013	2014	2015	2013	2014	2015

Outstanding at January 1	1,622,218	1,870,608	1,813,591	25.64	33.79	29.11

Forfeited and expired during the period	(19,870)	(153,552)	(204,332)	30.34	46.19	38.04

Exercised during the period	(266,840)	(110,626)	(80,260)	15.74	8.11	15.80

Granted during the period	535,100	340,300	934,500	49.29	31.55	15.50

Modification during the period	-	(133,139)	(190,000)	-	22.00	15.00

Outstanding at December 31	1,870,608	1,813,591	2,273,499	33.79	29.11	22.21

Exercisable at December 31	544,508	754,345	959,339	20.81	27.02	21.00

Weighted average remaining contractual life (years) (*)	5.51	4.61	4.15

Weighted average contractual life (years) (*)	7.37	6.76	6.07

(*) Weighted average data excludes RSU.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Share-based payments – (continued)

The options outstanding as at December 31, 2015 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, and $15 - $52 (2014: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $22 - $52; 2013: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $31 - $69). The weighted average share price at the date of exercise for options exercised in 2015 was $16.75 (2014: $36.9; 2013: $58.00).

B.           Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula for options with non-market conditions and based on Monte Carlo model for options with market conditions. See note 4D.

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

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31
	2013	2014	2015

Weighted average fair value at grant date (in USD)	20.66	20.66	8.08

The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)	49.83	24.56	17.26
Exercise price (weighted average) (in USD)	49.29	31.55	15.50
Expected volatility (weighted average)	45%-66%	48%-63%	45%-58%
Option life (years)	3.0-4.5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	0.35%-1.70%	0.78%-2.02%	0.38%-1.72%

C.           Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 2.6% for management (including non-employees) and 3.5% for other employees based on the Company's assessment.

Remuneration expenses

	Year ended December 31
	2013	2014	2015
	(in thousands)

Expenses arising from share-based payment grants settled by the Company’s equity instruments	11,019	3,760	6,471

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

Compensation to key management personnel:

	Year ended December 31
	2014		2015
	Number of		Number of
	people	Amount	people	Amount
		(in thousands)		(in thousands)

Short-term employee benefits	16	2,710	16	2,586
Long-term employee benefits(**)	1	750	1	412
Post-employment benefits	12	177	9	119
Share-based payments	16	(*) 4,215	16	4,150

Total		7,852		7,267

(*) The share-based payment presented in this table does not include $4.8 million related to the reversed CEO grant of options. See note 27 above.

(**) The long-term employee benefits include a cash bonus of $1.2 million in connection with the long-term incentive plan for the Company’s Chief Executive Officer which was approved by our shareholders on December 20, 2012 (“the Bonus”). Subsequent to the balance sheet date, the Company’s Chief Executive Officer notified the Company unilaterally to defer and condition the payment of 50% of the Bonus with the achievement or overachievement of the Company’s operating income target for the year ended December 31, 2016 as per its 2016 budget.

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

