Form 20-F
period 2016-12-31
SodaStream International Ltd.
filed 2017-03-09
CIK 1502916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Airport City 7019900, Israel

(Address of principal executive offices)

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7019900, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, the registrant had outstanding 21,360,756 ordinary shares, par value 0.645 per share.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	growing our business by continuing to position our brand around health and wellness;

•	our plans to develop and introduce new products;

•	our plans to increase our installed base in our markets and generate ongoing demand for our consumables;

•	our intention to use certain marketing techniques for expansion into select new markets and broaden our penetration in existing markets;

•	increasing the number of stores in markets where we sell our products;

•	our belief that the sale of sparkling water makers will increase the sale of consumables;

•	entering select new markets, including in collaboration with distributors;

•	our belief regarding our ability to meet demand for our products; and

•	our belief that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply for our raw materials.

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

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2015 and December 31, 2016 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains unaudited information that is not derived from our financial statements.

(in thousands, except share	Year Ended December 31,
and per share amounts)	2012	2013	2014	2015	2016
Consolidated statements of operations data:
Revenues	$436,316	$562,723	$511,774	$413,135	$476,065
Cost of revenues	200,491	277,153	258,686	216,364	231,087
Gross profit	235,825	285,570	253,088	196,771	244,978
Operating expenses:
Sales and marketing	153,009	186,289	177,668	138,641	144,657
General and administrative	37,767	50,353	49,795	47,258	43,522
Other expenses	(484)	-	10,654	631	2,327
Total operating expenses	190,292	236,642	238,117	186,530	190,506
Operating income	45,533	48,928	14,971	10,241	54,472
Interest expense, net	169	551	401	350	523
Other financial expenses (income), net	767	1,695	(1,593)	(5,192)	1,597
Total financial expenses (income), net	936	2,246	(1,192)	(4,842)	2,120
Income before income tax	44,597	46,682	16,163	15,083	52,352
Income tax expense	737	4,655	3,868	3,006	7,886
Net income	$43,860	$42,027	$12,295	$12,077	$44,466
Net income per ordinary share:
Basic	$2.16	$2.02	$0.59	$0.57	$2.10
Diluted	$2.09	$1.96	$0.58	$0.57	$2.07
Shares used in computing net income per ordinary share:
Basic	20,343,829	20,790,930	20,968,498	21,036,681	21,183,238
Diluted	20,968,168	21,427,958	21,251,118	21,116,994	21,516,267

	Year Ended December 31,
(in thousands)	2012	2013	2014	2015		2016
Other financial and operating data (unaudited):
Total number of sparkling water makers sold	3,499	4,449	3,225	2,417		2,941
Total number of CO2 refills sold (1)	16,543	21,479	25,012	26,755		29,407
EBITDA(2)	$55,657	$63,921	$32,018	$27,184		$73,923
Adjusted EBITDA(3)	$55,657	$63,921	$50,979	$37,333	*	$75,753
Adjusted net income (3)	$43,860	$42,027	$27,944	$21,595		$44,466

* Reclassified

(See the table “Reconciliation of net income to EBITDA” below)

	As of December 31,
(in thousands)	2012	2013	2014	2015	2016
Consolidated balance sheet data:
Cash and cash equivalents	$62,068	$40,885	$46,880	$34,534	$50,250
Bank deposits	-	-	-	-	7,000
Working capital (4)	95,137	155,382	158,840	140,690	124,762
Total assets	412,377	484,999	487,298	452,729	465,927
Loans and borrowings	-	15,452	43,884	36,822	-
Total liabilities	137,887	153,393	156,523	118,541	82,408
Total shareholders’ equity	274,490	331,606	330,775	334,188	383,519

(1)	The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

(2)	EBITDA is a non-IFRS measure and is defined as earnings before total financial expense (income), net, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

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

(3)	Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and impairment of goodwill and other intangible assets. For 2014, Adjusted EBITDA eliminates the effect of goodwill impairment in addition to eliminating the effect of restructuring costs. For 2015, Adjusted EBITDA eliminates the effect of impairment of other intangible assets and restructuring costs. For 2016, Adjusted EBITDA eliminates impairment of other intangible assets. For 2014 and 2015, Adjusted net income is a non-IFRS measure which eliminates the effect of restructuring costs. We believe that Adjusted net income and Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted net income excludes restructuring costs because it is mostly a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items. EBITDA and Adjusted EBITDA presented in this annual report are defined differently than in the company’s previous annual reports on Form 20-F. EBITDA and Adjusted EBITDA data for all periods presented reflect such terms as defined above.

(4)	Working capital is defined as (i) total current assets, excluding cash and cash equivalents and bank deposits, minus (ii) total current liabilities, excluding loans and borrowings.

	Year Ended December 31,
(in thousands)	2012	2013	2014	2015		2016
Reconciliation of net income to EBITDA:
Net income	$43,860	$42,027	$12,295	$12,077		$44,466
Financial expense (income), net	936	2,246	(1,192)	(4,842)		2,120
Income tax expense	737	4,655	3,868	3,006		7,886
Depreciation and amortization	10,124	14,993	17,047	16,943		19,451
EBITDA	$55,657	$63,921	$32,018	$27,184		$73,923
Restructuring costs	-	-	15,649	9,518		-
Goodwill and other intangible assets impairment	-	-	3,312	631	*	1,830
Adjusted EBITDA	$55,657	$63,921	$50,979	$37,333		$75,753

* Reclassified

	Year Ended December 31,
(in thousands)	2012	2013	2014	2015	2016
Reconciliation of net income to adjusted net income:
Net income	$43,860	$42,027	$12,295	$12,077	$44,466
Restructuring costs	-	-	15,649	9,518	-
Adjusted net income	$43,860	$42,027	$27,944	$21,595	$44,466

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

A key element of our strategy is to grow our business by expanding sales of our sparkling water makers, CO2 refills and other consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, a significant portion of our growth efforts are focused on the United States, the world’s largest market for carbonated beverages and an important potential growth market. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. We face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems, including, among other things, identifying and addressing market trends and consumers’ tastes and preferences, which often differ between markets, adapting to changes in market trends and consumers’ tastes and preferences in our existing markets, encouraging consumers to make sparkling water beverages at home rather than purchasing sparkling water beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. In recent years, we have invested, and we expect to continue to invest, amounts in positioning our brand around health and wellness. We may not be successful in establishing such positioning and such positioning might not appeal to consumers. We may not achieve the anticipated positive results or growth from positioning our brand around health and wellness, even if we succeed in establishing such positioning. There can be no assurance that we will meet any of the challenges we face in our existing markets or new markets we are targeting, and the failure to do so would materially adversely affect our growth in a particular market and may materially adversely affect our business, financial condition, results of operations and prospects.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand awareness we desire, which may adversely affect our business and prospects.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create and maintain awareness of our products and our brand in a manner that appeals to consumers. In recent years, we have invested, and we expect to continue to invest, amounts to establish our positioning around health and wellness and our future growth depends in part on our successfully positioning our brand and products in a manner that appeals to consumers. To create and maintain product and brand awareness, we engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential, such as the United States. Our future growth and results of operations depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

•	raise awareness of our home beverage carbonation systems and brand;

•	determine the appropriate creative message and media mix to raise awareness of our products and our brand in a manner that appeals to consumers;

•	create and tailor specific advertisements and promotion campaigns for the consumers we target in the markets in which we sell our products; and

•	effectively manage advertising costs, including creative and media costs.

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

We are targeting certain markets for growth, including the United States. Achieving and successfully managing growth in our target markets will require us to continue developing and implementing our production and operating infrastructure, including, among other things, infrastructure and logistics for our products’ distribution and supply chain, quality assurance controls, product development, manufacturing of our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retailers or otherwise. The development and implementation of our infrastructure requires significant investment and can be complex in the markets in which we operate and seek to operate. We expect that these investments will increase and become increasingly complex as our business grows. Our future results will depend on our ability to successfully develop and implement these initiatives, particularly in our larger markets. Failure to do so could negatively impact our efforts to increase our sales in the markets in which we operate and seek to operate and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2017.

In addition, we have experienced, and may in the future experience, difficulties that are common in the installation, functionality and operation of manufacturing equipment. Failures or delays in obtaining and installing the necessary equipment, technology and other resources or their malfunction could result in manufacturing delays, which could harm our business, financial condition and results of operations. There can also be no assurance that demand for our products will increase commensurate with the increased production capability available following the completion of the Lehavim facility, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A single facility houses the majority of our production operations. Business interruptions at our Lehavim facility or at any of our other manufacturing facilities could adversely impact our production capabilities for extended periods of time, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We lease some of our facilities from third parties, including our manufacturing facilities in Ashkelon where we manufacture our flavors. As such, there is a risk that we will not be able to renew the lease agreements, which could lead to a disruption of our operations, or that the terms of the leases under any such renewals will be on less favorable terms. The lease for our manufacturing facilities in Ashkelon ends in December 2017 and we do not currently expect to successfully negotiate renewing such lease. If we are not successful in renewing such lease or in establishing an alternative manufacturing facility in a timely manner, the production of our flavors may be delayed, which could have a material adverse effect on our business, financial condition and results of operations. While we have commenced the preliminary works for the construction of a new facility for the production of our flavors in Lehavim, there can be no assurance that we will be successful in completing the new facility in a timely manner.

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

We distribute our home beverage carbonation systems and consumables through relationships with third-party distributors in 23 countries. Our third-party distributors accounted for 12.4% of our revenues in 2016 and one of our distributors, serving one country in Western Europe, accounted for 8.4% of our revenues in 2016. Our distribution agreements are generally exclusive agreements for a given territory with a five-year term with an option to extend the term, and our distributors are generally required to meet defined purchase targets. If our distributors do not meet their defined purchase targets, they may lose their exclusivity right and we may also seek to terminate our distribution agreement with them. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and may also experience a delay in retaining new distributors. Where we rely on third-party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. Furthermore, our distributors also undertake to manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors do not successfully manage the reverse logistics, it will make it more difficult for our customers to obtain replacement CO2 cylinders, which could negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers, which may, in turn, materially adversely affect our business, financial condition, results of operations and prospects.

We may face competition from sales of consumables and, in particular, with respect to refilling our exchangeable CO2 cylinders, which could adversely impact our business, financial condition and results of operations.

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

We also face competition from manufacturers that sell counterfeit reproductions of our sparkling water makers. Although we monitor and attempt to take action against such manufacturers when we deem it appropriate, there can be no assurance that we will be successful in deterring competitors from manufacturing and selling counterfeit reproductions of our products. The sale of counterfeit reproductions of our products may result in lost sales opportunities and cause harm to our brand and reputation due to the lower quality of these counterfeit products compared to our products. The risk of counterfeiting may increase with the expansion of our business and increased recognition of our brand name. Finally, we face competition from beverage companies, including large global companies, for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

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

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling sparkling water makers to new consumers and our consumables to consumers who already own our sparkling water makers. Since we derive higher profit margins from our consumables, the continued use of our home beverage carbonation systems by, and the repeat sales of our consumables to, consumers who have already purchased our systems are important to our business. In markets where we have an established presence, we face the challenge of retaining customers due to changes in consumer preferences, perceptions and spending habits, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to identify and respond quickly to such changes, including through creative initiatives, such as new product offerings and special promotions. For example, in response to what we believe is a shift in consumer preferences towards health and wellness in the carbonated beverage industry, in recent years, we have made significant efforts to position our brand around health and wellness. However, we may not be successful in establishing such positioning and such positioning might not appeal to consumers. Our failure to predict, or respond effectively to changes in consumer behavior, which often differ between markets, including where they shop, could result in a reduction in the number of our customers, which could lead to lower revenues and increased inventories, and would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not manage our inventory effectively, our business, financial condition and results of operations could be materially adversely affected.

We must manage our inventory effectively. If our forecasts of demand for our products exceed actual demand, we could experience excess inventory. As we innovate and introduce new sparkling water makers and other products to the marketplace, our existing sparkling water makers and other products are at an increased risk of inventory obsolescence. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory which could have an adverse effect on our business, financial condition and results of operations. In addition, we may determine that having both older and newer products for sale in the marketplace is confusing to consumers or interferes with promoting our new products and therefore decide to cease selling our older products, which would result in our not receiving any revenues for such products. Conversely, if the introduction of new products is delayed, we may have insufficient existing inventory to meet our customer demand, potentially resulting in lost revenue opportunities and adversely impacting our financial condition and results of operations. Risks of inventory obsolescence also exist with our products that are subject to expiration, such as our carbonation bottles and flavors. If we are unable to accurately forecast demand for our products and inventory expires or becomes unusable, our business, financial condition and results of operations could be materially adversely affected.

Our home beverage carbonation systems and other products may fail, whether due to design faults, defects or misuse, and cause personal injury or property damage, which may subject us to product liability and other claims and harm our reputation.

Our home beverage carbonation systems and other products may fail and cause personal injury or property damage. Failures of our home carbonation beverage systems may be caused by, among other things, design defects, defects in workmanship or materials and misuse by consumers. Although we take quality assurance measures which are intended to ensure that our products are free from design faults and defects in workmanship and materials, there can be no assurance that our products will not fail. Additionally, although we include explicit instructions for the operation of our home beverage carbonation systems and place safety warnings on our products, consumers may misuse our products, including by:

•	washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottles to burst during the carbonation process;

•	carbonating substances other than water with our sparkling water makers, which could cause the sparkling water makers to fail and possibly cause damage to the other components of our home beverage carbonation systems; and

•	subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The failure or misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, any unauthorized use of our home beverage carbonation systems, including by using third-party consumables with our systems, could lead to failure or malfunction of the systems which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems. Product safety or quality issues, actual or perceived, including allegations of product contamination or other issues, even when false or unfounded, could subject us to product liability and other claims, tarnish the image of the affected brands and may cause consumers to choose other products. Such issues or allegations may also require us to conduct product recalls and result in higher than anticipated rates of warranty returns and other returns of goods. For example, in the fourth quarter of 2016, we conducted a voluntary recall of dishwasher safe carbonation bottles. Such recall did not have a material effect on our business or results of operations.

In addition, consumer protection agencies that have broad authority to order product modifications or recalls may take such actions with respect to our products, even if we include explicit instructions with our products regarding their use. Under these circumstances, we could be required to offer to exchange our existing products for new ones or to recall products entirely from the market, which would materially adversely impact our business, financial condition, results of operations, brand and reputation.

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

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us of intellectual property rights or the successful independent development by third parties of the same or similar confidential or proprietary innovations. We have been in the past, and may in the future be, subject to opposition proceedings with respect to applications for registrations of our intellectual property, including, but not limited to, our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to the registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

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

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of unauthorized third-party uses of our trademarks and designs, and there may be other third parties using trademarks or names, or designs, similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, Russia, Argentina and others, in which legal protection of intellectual property rights is less robust than in the United States and other developed markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying our sparkling water makers and components.

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

We retain ownership of the exchangeable CO2 cylinders and provide them under license. In most cases, we collect a license fee for each exchangeable CO2 cylinder from the distributors and retailers who receive them. The amount of the license fee varies from country to country and also changes over time as market conditions change in a particular country. In addition, in some countries, including certain major markets in Northern and Western Europe, consumers have paid in the past an advance rental fee when they received their first exchangeable CO2 cylinder. A portion of these fees may be refundable when an empty exchangeable CO2 cylinder is returned and not exchanged for a full one. To date, returns of exchangeable CO2 cylinders from our distributors, retailers and consumers have been negligible. However, if distributors, retailers or consumers in any one or more of the markets in which we operate return a large number of cylinders without exchanging them for full ones, we may be required to pay a large amount of cash to refund a portion of the rental or license fees, which could have a material adverse effect on our financial condition and results of operations.

We are subject to currency exchange rate fluctuations and may not adequately hedge against them.

The dollar is our functional and reporting currency. However, a significant portion of our cost of revenues and operating expenses are incurred in NIS, and to a lesser extent, in other currencies, such as the Euro. As a result, we are exposed to the risks that the Israeli shekel or these other currencies may appreciate relative to the dollar. In any such event, the dollar cost of our non-dollar denominated operations would increase and our dollar-denominated results of operations would be adversely affected. Furthermore, because a material portion of our revenues is denominated in currencies other than the dollar, the strengthening of the dollar in relation to other currencies, in particular the Euro, will negatively affect our results of operations. For example, in 2016, our revenues and operating income were negatively impacted from changes in foreign currency exchange rates by approximately $2.7 million and $3.9 million, respectively. We cannot predict any future trends and rates of devaluation (if any) of the Israeli shekel or any of these other currencies against the dollar. Although we currently engage in hedging transactions to minimize our currency exchange rate risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability and may vary from quarter to quarter. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

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

We may have exposure to greater tax liabilities than anticipated.

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

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. For example, the tax authorities in the United States, have increased their focus on transfer pricing procedures generally, which could result in a greater likelihood of a challenge to our transfer pricing arrangements and the risk that we will be required to adjust them and reallocate our income, which could result in a higher effective tax rate than that to which we are currently subject. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations.

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

The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, which may be adopted in different manners by individual countries, could adversely affect our provision for income taxes. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, governmental authorities in certain of our markets, such as Finland, France and certain states in the United States, have imposed taxes on sugar-sweetened beverages which apply to our flavors, and other governmental authorities, such as the United Kingdom and other states in the United States, have introduced, or considered levying, similar taxes. If such taxes are introduced and were to apply to our flavors, the sales and consumption of such flavors might decrease and thereby have a material adverse impact on our financial condition and results of operations.

An increase in the cost or shortage of supply of the raw materials, some of which are commodities, for our products could have a material adverse effect on our business, financial condition and results of operations.

We use certain raw materials to produce our sparkling water makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, certain plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrate. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future due to movements in currency exchange rates, government policies and regulations, increased demand for, or decreased supply of, such materials, crop failures, fluctuations in commodity markets, weather conditions, shortages or other reasons or unforeseen circumstances. To the extent that any of the foregoing or other factors increase the prices or limit the supply of such materials, and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business, financial condition and results of operations could be materially adversely affected.

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

Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there have been two deaths at our facilities in the past, and there is a risk that an accident or death could occur in one of our facilities in the future. Any accident could result in manufacturing or other delays, which could harm our business and our results of operations. The potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith could harm our business, reputation, financial condition or results of operations. Whether or not a claim against us succeeds, its defense may be costly and the existence of any claim may adversely impact our business, reputation, financial condition and results of operations.

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

Adverse or uncertain conditions in the global economy could negatively impact customer demand for our products.

A number of economic factors, including gross domestic product, availability of consumer credit, consumer sentiment, retail trends, fiscal and credit market uncertainty, and foreign currency exchange rates, generally affect demand for our products. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. If a global recession occurs, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies and other events. A prolonged economic downturn or recession in, or the imposition of trade restrictions by, any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, may cause significant changes in both the volume and mix of our product sales, which could materially adversely affect our business, financial condition and results of operations. We may be required to implement cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast demand for our products, make business decisions, and identify and prioritize the risks that may affect our business, sources and uses of cash, financial condition and results of operations. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks.

These conditions may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs.

If we do not timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets, our business, financial condition and results of operations may be materially and adversely affected.

We depend on the expertise of key personnel. If these individuals leave without replacements, our operations could suffer.

Our success depends on the continued service of our senior management. The loss of the services of any of these individuals could delay or prevent the successful implementation of our business plans, or could otherwise affect our ability to manage our company effectively. Given their extensive knowledge of the home beverage carbonation industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly our Chief Executive Officer, Daniel Birnbaum, would adversely impair our ability to implement our business strategies and plans and could have a material adverse effect on our business and results of operations.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms, if at all.

Based on current expectations, we believe that our cash on hand, cash flows from operations and borrowings available under our short-term credit facilities from financial institutions will be sufficient to meet our currently anticipated cash requirements for the next 12 months. However, in the future, we may require additional capital in order to finance our activities. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations and the terms of which may include operating or other covenants that might, among other things, restrict our ability to pay dividends to our shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. If we were to issue equity to raise capital, it would dilute the holdings of our existing shareholders.

Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially affect our reputation and materially harm our business.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, there can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. A cyber-attack on our systems or networks that impairs our IT systems could disrupt our business operations and our ability to manufacture or sell our products. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

Additionally, we have access to customer information in the ordinary course of business. If a significant data breach occurred, our reputation may be adversely affected, customer confidence may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us.

Compliance with regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and derivative metals, namely -tantalum, tin, gold and tungsten (referred to as “conflict minerals” regardless of their actual country of origin) in their products. These rules require us to investigate whether our products contain such “conflict minerals” and include appropriate disclosures in our filings with the SEC. Potential costs, including costs of remediation and other changes to products, processes or sources of supply, may arise as a consequence of such activities. Compliance with these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products or lose those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customer demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold. The occurrence of any of these events could also adversely impact our ability to manufacture and market our products.

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

Our employees at our Lehavim facility in Israel have recently joined the Histadrut (General Federation of Labor in Israel) and established an employees’ committee, which may result in, among other things, our incurring additional labor costs and experiencing work stoppages and/or reduced operational flexibility.

In the fourth quarter of 2016, we were notified by the Histadrut (General Federation of Labor in Israel) that our Israeli subsidiary’s employees at our Lehavim facility have decided to join the Histadrut and that they have established an employees’ committee. In accordance with applicable law, we have commenced negotiations with the committee and the Histadrut with respect to entering into a collective bargaining agreement. In the course of such negotiations, the employees’ committee has the right to issue a dispute notice to us, which under Israeli law would permit the employees to initiate a work stoppage not earlier than 15 days following the date of the notice. In March 2017, the employees’ committee issued a dispute notice to us. As of the date of this annual report, the 15-day period has not lapsed, and while negotiations with the employees’ committee and the Histadrut are continuing, we cannot predict whether or not a work stoppage will be initiated in connection with such dispute notice. Work stoppages could adversely impact our ability to meet customer demand for our products. Depending on the course of negotiations with the committee and the Histadrut, we could incur increased operational costs and/or experience work stoppages. If we enter into a collective bargaining agreement, such agreement may result in increased labor costs and limit our operational flexibility and we may also experience work stoppages. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Our operations could be disrupted by the obligations of our employees to perform military service. Generally, adult citizens and permanent residents of Israel until the age of 40 (or older, for individuals who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform up to 36 days (and in some cases more) military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

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

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include that our directors (other than external directors, if applicable) are elected on a staggered basis, and therefore a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting. Our articles of association also include the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See “Item 10.B. — Memorandum and Articles of Association —Acquisitions under Israeli law.” Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. Certain of our agreements require the receipt of consents, including from governmental authorities, for change of control transactions. These provisions of Israeli law, our agreements and our articles of association could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks Related to our Ordinary Shares and the Trading of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in our initial public offering in November 2010, at a price of $20.00 per share, and our ordinary shares have subsequently traded on the Nasdaq Global Select Market as high as $79.72 per share and as low as $11.40 per share and were trading at $49.92 per share as of March 1, 2017.

In the recent past, stock prices generally have experienced high levels of volatility. The trading price of our ordinary shares may fluctuate significantly. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. The market price for our ordinary shares is affected by a number of factors, some of which are beyond our control, including, without limitation:

•	an increase or decrease in our revenues;

•	quarterly variations in our results of operations or in our competitors’ results of operations;

•	announcements or introductions of new products by us or competitors;

•	rumors about material events involving third parties;

•	the recruitment or departure of key personnel;

•	regulatory developments;

•	recalls and/or adverse events associated with our products;

•	announcements concerning our products by us or regulatory authorities;

•	changes in earnings’ estimates, if provided, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry;

•	price and volume fluctuations on other exchanges on which our ordinary shares are listed for trading;

•	sales or proposed sales of our ordinary shares by us or our shareholders; and

•	general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

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

In addition to being listed on the Nasdaq Global Select Market, our ordinary shares are also listed for trade on the Tel Aviv Stock Exchange (the “TASE”). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

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

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 7019900 Israel and our telephone number is +972-3-976-2317. Our authorized representative in the United States and agent for service of process in the United States, SodaStream USA, Inc., is located at 136 Gaither Drive, Suite 200, Mount Laurel, NJ 08054. Our website address is www.sodastream.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2014, 2015 and 2016 amounted to $60.9 million, $53.7 million and $28.0 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. The decrease in capital expenditures in 2015 as compared to 2014 was mainly due to the progress achieved in the construction and ramp-up of the Lehavim facility and the decrease in 2016 as compared to 2015 was mainly due to the completion of the ramp-up of the Lehavim facility and the new logistics center on the Lehavim site. Our capital expenditures in 2016 were primarily financed by cash flow from operations. We anticipate our capital expenditures in 2017 to primarily be related to the construction of a new facility for the production of flavors and the completion of the construction of our new administration building on the Lehavim site, expansion of our production capacity and capabilities, investments in developing new products, and improvements in our information technology systems. We anticipate our capital expenditures in 2017 to be primarily financed from cash flow generated from operations and utilization of existing credit facilities. However, we may require additional new borrowings or additional capital to meet our capital expenditure requirements.

B.	Business Overview

Overview

SodaStream manufactures, distributes and sells home beverage carbonation systems, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We believe our sparkling water makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated beverages. SodaStream’s home beverage carbonation systems and other products promote health and wellness and empower people with simple, creative and fun ways to make water exciting and to drink more water. Our products are also environmentally friendly, cost-effective and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles and cans home from the supermarket, to store them at home or to regularly dispose of empty bottles and cans. Educating consumers about these benefits is a key element of our strategy to build awareness and strengthen our brand.

We believe that we are the world’s largest sparkling water company (in terms of volume consumption) and the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show that SodaStream has the largest market share in each of a dozen of the largest markets in which we operate. Based on, among other metrics, an estimated average of three CO2 refills purchased per household and a portion of sparkling water maker sales, we estimate that, as of December 31, 2016, there were approximately 11 million households that use our sparkling water makers, whom we refer to as active consumers. We continue to grow our installed base and believe that many of the largest carbonated beverage and sparkling water markets remain virtually untapped.

We develop, manufacture and sell sparkling water makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the sparkling water. As of December 31, 2016, we sell our products through more than 80,000 individual retail stores in 45 countries, including approximately 10,000 retail stores in the United States. In 2016, we distributed our products directly in 22 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

Our revenues decreased by 19.3% from $511.8 million in 2014 to $413.1 million in 2015 and increased by 15.2% to $476.1 million in 2016. We had net income of $12.3 million, $12.1 million and $44.5 million in 2014, 2015 and 2016, respectively. From 2014 through 2016, our revenues from sparkling water makers and exchangeable CO2 cylinders decreased from $172.6 million to $170.8 million, and our revenues from sales of consumables decreased from $327.4 million to $297.0 million.

Industry background

According to GlobalData, the global carbonated beverage industry generated approximately $350 billion in sales turnover in 2016. In recent years, we have witnessed a significant shift toward “health & wellness” in the carbonated beverage industry, as consumers are abandoning traditional soft drinks in favor of what is popularly referred to as “Water+ beverages” and sparkling waters. For example, in the United States, consumers have shifted towards natural ingredients, natural sweeteners, reduced calories and products that are considered to promote “health & wellness.”

In addition to the health and wellness trend, we believe that consumers are also exhibiting an increased focus on value and personalization. Our products address these long-term trends in global consumer behavior, including the rapidly growing popularity of health and wellness products. Our products are also environmentally friendly and offer a simple, fun and sustainable way to enjoy sparkling water by making water exciting.

Consumers initially purchase a “starter kit,” consisting of a sparkling water maker and one or two carbonation bottles. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce varying amounts of sparkling water, depending on the CO2 content and other factors.

Sparkling water makers. We currently offer a variety of sparkling water makers. Our sparkling water makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic and, other than the “Power” model, do not require electricity. The CO2 cylinder fits in a rear compartment and with a simple push, carbonates water. Our sparkling water makers are sold in a variety of designs and colors and accommodate different CO2 cylinder sizes.

Exchangeable CO2 cylinders. The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or, in some cases, steel, cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the sparkling water maker. Certain models of sparkling water makers can accommodate more than one size of cylinders, while others fit only one size. The actual amount of sparkling water produced per cylinder varies based on the CO2 content, the type of sparkling water maker used, user preference (the amount of carbonation released during each carbonation) and other factors. We only use beverage-grade CO2 in our cylinders. We also sell natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from other sources.

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

Flavors. We work with leading international flavor and essence manufacturers which provide research and product development services, including sensory testing in order to enhance our flavor offerings and cater to consumers’ tastes and address market trends. Our flavors come in a highly concentrated form, customized for our home beverage carbonation systems. Our portfolio of flavors includes naturally flavored sparkling water mixes, as well as our classic flavors. In some markets, our flavors are sold in 440 ml bottles, which typically produce between seven and nine liters of flavored sparkling water, while in other markets, our flavors are sold in 375 ml, 500 ml or 750 ml bottles, which typically produce between nine and 18 liters of flavored sparkling water.

We have entered into strategic co-branding arrangements with third parties relating to flavors. These collaborations allow us to offer our consumers a variety of well-known brands and flavors.

Other accessories. We also sell additional accessories for our products that are manufactured by third parties.

Distribution

We mostly market our products through retail channels. We distribute our products in 45 countries, 22 directly and the remainder indirectly through our distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 80,000 stores worldwide, including stores of many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well. We distribute our products directly in 22 countries.

Indirect markets

Pursuant to our distribution strategy and in order to expedite penetration into certain new markets, we contract with third-party distributors who facilitate distribution of our products. In 2016, our distributors accounted for 12.4% of our total revenues. The gross margin on sales is generally higher in markets where we distribute directly than markets in which we use third-party distributors.

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

We continue to seek to penetrate certain new markets in collaboration with distributors. Factors that we consider in prioritizing which markets to enter include: the size of the carbonated beverage and sparkling water market, per capita consumption of carbonated beverages and sparkling water, the perceived quality of the tap water, household demographics, health and wellness and environmental consciousness.

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

Our retail distribution is an important element in bringing our products to potential consumers and thereby generating the acquisition of our home beverage carbonation systems by new customers. Additionally, we believe that the widespread availability and easy access to consumables, primarily CO2 refills, are key to securing ongoing customer retention and loyalty. We believe that one of our most important competitive advantages is our strong retail distribution network and in particular, that of our CO2 refill exchange program. We intend to further penetrate our existing markets by selectively increasing the number of stores in which our products are currently being sold.

Marketing

Our marketing objective is to establish and position SodaStream as a sparkling water brand around health and wellness. A key element of our strategy to achieve this marketing objective is to build consumer awareness and to educate consumers about the benefits of our products. Consumer demand activities are designed primarily to increase the installed base of sparkling water makers as measured in terms of percentage of household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (CO2 refills, flavors and carbonation bottles). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

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

Acquiring a new customer is only the beginning of a relationship with the customer. To this end, we continuously test and apply various marketing tools to improve customer retention. In addition to enhancing our product offerings and improving the user experience, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep the customer engaged. We offer easy access to CO2 refills through mass distribution of our cylinder exchange program and direct-to-home delivery from online orders. We also encourage our consumers to purchase additional CO2 cylinders, which also contributes to keeping customers actively using our products over time. In certain markets, we have implemented customer loyalty programs that reward customers for repeat purchases.

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through one of our subsidiaries or through our distribution partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

Manufacturing and production

We manufacture substantially all of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our customers receive quality products. We manufacture our products primarily in Israel and conduct CO2 refilling in eight locations around the world.

In 2015, most of our manufacturing operations were moved to our new manufacturing facility located in the southern part of Israel, the Lehavim facility. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. We manufacture our flavors that are distributed worldwide at our facility in Ashkelon, located on the Mediterranean coast of Israel. The lease for our manufacturing facilities in Ashkelon ends in December 2017 and we do not currently expect to successfully negotiate renewing such lease. If we are not successful in renewing such lease or in establishing an alternative manufacturing facility in a timely manner, the production of our flavors may be delayed, which could have a material adverse effect on our business, financial condition and results of operations. While we have commenced the preliminary works for the construction of a new facility for the production of our flavors in Lehavim, there can be no assurance that we will be successful in completing the new facility in a timely manner.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels. We were able to meet demand in 2015 and 2016 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2017.

We manufacture our products in accordance with applicable safety and regulatory requirements around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing which are intended to ensure the quality of all of our products.

We use certain raw materials, some of which are commodities, to manufacture our sparkling water makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrate. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply. The cost of such raw materials has fluctuated in the past. From time to time, we engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Product development

We maintain an active innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal, as well as improved functionality and superior user experience. Over the years, we have introduced several new models of sparkling water makers, including the “Source,” a sparkling water maker that combines beauty, functionality and efficiency, the “Crystal,” a higher-end model that utilizes glass carbonation bottles, the “Power,” an electrically powered innovative sparkling water maker and the “Spirit,” which is sold as the “Fizzi” or the “Easy” in certain markets, an affordably priced  and elegantly-designed sparkling water maker that incorporates the advanced “snap-n-lock” bottle mechanism. In 2015, we also unveiled the “Mix,” a new high-end carbonation machine that can carbonate almost any liquid. We are continuously seeking to enhance our flavor offerings and cater to consumers’ tastes and address market trends.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers and customers, among others. We have a variety of trademarks registrations and pending applications, patents and pending patent applications and design registrations and pending applications which cover, among other things, the “snap-n-lock” mechanism and designs for most of the sparkling water makers we introduced in the last few years, including the “Power,” “Source” and the “Spirit.” We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. We have monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past and we intend to continue to protect our intellectual property rights in the future.

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

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction, and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, the United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to 10 years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinders and cylinder packaging bear a “green diamond” precautionary symbol for a Class 2.2 product under the European Agreement Concerning the International Carriage of Dangerous Goods by Road (ADR). In the United States and certain other jurisdictions, our cylinders are regulated as hazardous materials.

Facilities

Our headquarters in Airport City, Israel is comprised of approximately 28,300 square feet of office space, which we lease under a lease agreement that terminates in April 2018. Our Lehavim facility is located on a plot of land comprising approximately 915,000 square feet in the southern part of Israel. In October 2015, we entered into a long-term lease agreement with the Israel Land Authority pursuant to which we lease the land where the Lehavim facility is situated for a term ending in February 2061, with an option to extend the lease for an additional term of 49 years. Our Ashkelon facility, located on the Mediterranean coast of Israel, is comprised of approximately 21,500 square feet of factory, warehouse and office space and is leased under a lease agreement that terminates in December 2017. We do not currently expect to successfully negotiate renewing such lease. While we have commenced the preliminary works for the construction of a new facility for the production of our flavors in Lehavim, there can be no assurance that we will be successful in completing the new facility in a timely manner. (See “Item 3.D. — Risk Factors — A single facility houses the majority of our production operations. Business interruptions at our Lehavim facility or at any of our other manufacturing facilities could adversely impact our production capabilities for extended periods of time, which would have a material adverse effect on our business, financial condition, results of operations and prospects.”) Additionally, we have CO2 refilling facilities in the United States, Australia, Germany, Israel, the Netherlands, South Africa and Sweden and also at a third-party facility in New Zealand.

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

We have entered into a development agreement with the Israel Land Authority with respect to an approximately 247,000 square feet plot of land which is adjacent to the land where our manufacturing facility in Lehavim is located for the potential expansion and/or further consolidation of our manufacturing capabilities, including for the construction of a new facility for the production of our flavors.

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

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 1, 2017:

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

As of December 31, 2016, we sold our products through more than 80,000 individual retail stores in 45 countries. As of December 31, 2016, we distributed our products directly in 22 countries and indirectly through local distributors in our remaining markets.

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

Historically, our growth in revenues was driven by our heightened focus on promoting sparkling water maker sales in both existing markets and new markets to increase our installed base of sparkling water makers, particularly in North America and in Western Europe. Historically, the growth of our installed base of sparkling water makers in turn resulted in an increase in revenues from sales of our consumables. A key element of our strategy is to expand our active installed base of sparkling water makers by further penetrating existing markets, and by entering select new markets. Another key element of our strategy is to build consumer awareness and to educate consumers about the benefits of our products.

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

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

(in thousands)	Year Ended December 31,
	2014	2015		2016
Sparkling water makers and exchangeable CO2 cylinders	$172,614	$131,749	*	$170,790
Consumables	327,400	272,276	*	297,011
Other	11,760	9,110	*	8,264
Total	$511,774	$413,135		$476,065

* Reclassified

	Year Ended December 31,
	2014	2015	2016
Sparkling water makers and exchangeable CO2 cylinders	33.7%	31.9%	35.9%
Consumables	64.0	65.9	62.4
Other	2.3	2.2	1.7
Total	100.0%	100.0%	100.0%

We believe that the number of sparkling water makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of sparkling water maker units sold is indicative of the growth of our customer base and the number of CO2 refills sold is indicative of sales of consumables to our active consumer base. In 2016, the number of sparkling water maker units that we sold increased by 22% and the number of CO2 refills that we sold increased by 10%, as compared to 2015. Based on, among other metrics, an estimated average of three CO2 refills purchased per household and a portion of sparkling water maker sales, we estimate that, as of December 31, 2016, there were approximately 11 million households that use our sparkling water makers, whom we refer to as active consumers.

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

In some of the markets in which our products are sold, we operate through local distributors. In 2016, one of our distributors, serving one country in Western Europe, accounted for 8.4% of our revenues. Distributors are generally required to meet annual purchase targets during the term of the agreement, which generally increase from year to year. In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. If our distributors do not meet their defined purchase targets, they may lose their exclusivity rights and we also generally have the right to terminate the agreement after a notice period.

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

Gross profit and gross margin are influenced by each of the following factors:

•	The gross margins of our consumables are typically higher than the gross margin of our sparkling water makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenues, thus contributing to overall gross margins.

•	The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In certain markets, our expansion strategy is to work with third-party distributors who we believe will be better able to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•	Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the prices of commodities and other materials such as aluminum, brass, plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrates; production labor costs; depreciation expenses of machinery and equipment; certain manufacturing costs, which are fixed in nature; and fuel prices, which affect our freight costs.

•	Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to Euro/U.S. Dollar and NIS/U.S. Dollar currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar and NIS being the currencies which a significant portion of our material purchasing and production costs and operational expenses is denominated. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against currency exchange risks, in particular, the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 —Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost fluctuations.

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

Our advertising and promotional expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relation expenses. We intend to continue investing in increasing our sales of sparkling water makers and consumables.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, share-based payment expenses, rental fees and building maintenance, communications and support costs, as well as legal, professional advisors and audit and review costs.

Other expenses in 2016 were $2.3 million and comprised mainly of an impairment of other intangible assets in the amount of $1.8 million. Other expenses in 2015 were $0.6 million, and comprised of impairment of an intangible asset.

Financial expenses (income)

Financial expenses or income, net, consist of expenses relating to: (i) borrowing costs which are not capitalized, (ii) interest expense on loans less interest income on deposits, (iii) foreign currency exchange expenses or income and (iv) gains or losses on derivative instruments.

Corporate taxes

The regular corporate tax rate in Israel in 2015 and 2016 was 26.5% and 25%, respectively. The corporate tax rate in Israel for 2017 is 24% and is to be reduced to 23% in 2018 and thereafter. Under the Investment Law and other Israeli legislation, we may be entitled to certain tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes. For more information about certain of the tax benefits available to us under Israeli law, see “Item 10.E. — Taxation — Israeli tax considerations and government programs.”

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives, such as reduced tax rates of approximately 10%.

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

Over the course of our business operations, we have accumulated tax loss carry forwards amounting to approximately $20.0 million as of December 31, 2016.

Share-based compensation

During the year ended December 31, 2016, we granted options to purchase 95,000 ordinary shares under our equity incentive plan and 13,000 restricted share units. The total amount of share-based compensation expense derived from the options and restricted share units granted in the year ended December 31, 2016 was $0.3 million. The remaining expense will be recognized over the vesting period. For certain arrangements with our chief executive officer, see “Item 6.B. — Compensation — Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

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

The following table presents our revenues, by segment for the periods presented, as well as segment results from each segment. Segment results are calculated as follows: (i) for markets in which marketing is performed by third-party distributors, segment results represent revenues from external customers, less direct cost of revenues and less participation in advertising expenses for that market; and (ii) for markets in which marketing is performed by us, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative and sales and marketing expenses).

(in thousands)	The Americas	Western Europe	Asia-Pacific	CEMEA	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2014
Revenues	142,301	281,690	53,837	33,946	511,774	-	511,774
Segment results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971
Year ended December 31, 2015
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135
Segment results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241
Year ended December 31, 2016
Revenues	114,747	286,512	49,614	25,192	476,065	-	476,065
Segment results	17,433	71,983	10,308	3,678	103,402	(48,930)	54,472

The following table presents the segments’ revenues, as a percentage of total reportable segments revenues:

	2014	2015	2016
The Americas	27.8%	24.5%	24.1%
Western Europe	55.0	60.5	60.2
Asia-Pacific	10.5	9.8	10.4
CEMEA	6.7	5.2	5.3
Total	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 8.4%, 9.0% and 12.2% of our total revenues in 2016, 2015 and 2014, respectively, and one of our customers in the Americas accounted for 6.6%, 7.4% and 5.9% of our total revenues in 2016, 2015 and 2014, respectively.

Revenues from customers located in Israel amounted to $11.5 million in 2014, $11.1 million in 2015 and $ 11.8 million in 2016. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenues in the Americas increased by $12.7 million, or 12.4%, to $114.8 million in 2016 from $102.1 million in 2015. The increase was primarily due to higher demand for sparkling water makers in the United States and Canada. Revenues in the Americas decreased by $40.2 million, or 28.2%, to $102.1 million in 2015 from $142.3 million in 2014. The decrease was primarily due to lower demand for sparkling water makers and flavors in the United States, which was partially due to the product transition as part of our repositioning and growth plan that was adopted in October 2014.

Segment results in the Americas increased by $10.9 million, or 168.8%, to $17.4 million in 2016 from $6.5 million in 2015. This increase was mainly due to a higher demand for products, the product sales mix and a decrease in general and administrative expenses. Segment results in the Americas increased by $10.1 million to positive segment results of $6.5 million in 2015 from negative segment results of $3.6 million in 2014. This increase was mainly due to higher portion of CO2 refills in the sales mix and a decrease in sales and marketing expenses.

Western Europe

Revenues in Western Europe increased by $35.0 million, or 13.9%, to $286.5 million in 2016 from $251.5 million in 2015. This increase was due to higher demand for sparkling water makers and CO2 refills driven by most of the markets in the region and mainly by Germany, Switzerland and the Nordics. Revenues in Western Europe decreased by $30.2 million, or 10.7%, to $251.5 million in 2015 from $281.7 million in 2014. This decrease was mainly due to the impact of changes in foreign currency exchange rates. Excluding the impact of foreign currency exchange rates, in 2015 as compared to 2014, Western Europe revenue increased approximately 5.8% due to increased sales in Germany, Austria and Switzerland, partially offset by declines in France and the Nordics.

Segment results in Western Europe increased by $23.5 million, or 48.6%, to $72.0 million in 2016 from $48.4 million in 2015. This increase was primarily due to an increase in revenues, price increases, changes in the mix of sparkling water makers sold and a general costs and expenses reduction. Segment results in Western Europe decreased by $11.7 million, or 19.4%, to $48.4 million in 2015 from $60.1 million in 2014. This increase was mainly due to the weakening of the Euro against the U.S. dollar.

Asia-Pacific

Revenues in Asia-Pacific increased by $8.9 million, or 21.9%, to $49.6 million in 2016 from $40.7 million in 2015. This increase was primarily due to higher demand for products driven by Japan and South Korea. Revenues in Asia-Pacific decreased by $13.1 million, or 24.4%, to $40.7 million in 2015 from $53.8 million in 2014. This decrease was primarily due to changes in foreign currency exchange rates and a decrease in sparkling water makers and flavor unit sales in Australia and South Korea, partially offset by increased sales in Japan.

Segment results in Asia-Pacific increased by $5.1 million, or 97.0%, to $10.3 million in 2016 from $5.2 million in 2015. This increase was primarily due to an increase in revenues, price increases and changes in the mix of sparkling water makers sold. Segment results in Asia-Pacific decreased by $3.0 million, or 36.1%, to $5.2 million in 2015 from $8.2 million in 2014. This decrease was primarily due to the negative impact of changes in foreign currency exchange rates.

CEMEA

Revenues in CEMEA increased by $3.5 million, or 16.4%, to $25.2 million in 2016 from $21.7 million in 2015. This increase was primarily due to higher demand for products driven by the Czech Republic and Israel. Revenues in CEMEA decreased by $12.3 million, or 36.2%, to $21.7 million in 2015 from $34.0 million in 2014. This decrease was primarily due to lower sales in the Czech Republic.

Segment results in CEMEA increased by $0.4 million, or 12.4%, to $3.7 million in 2016 from $3.3 million in 2015. This increase was primarily due to an increase in revenues in the Czech Republic and Israel. Segment results in CEMEA decreased by $1.9 million, or 37.7%, to $3.3 million in 2015 from $5.2 million in 2014. This decrease was primarily due to a decrease in revenues in the Czech Republic.

Results of operations

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues increased by $63.0 million, or 15.2%, to $476.1 million in 2016 from $413.1 million in 2015. The increase was primarily due to increased consumer demand for sparkling water makers and consumables in the majority of the markets. Sparkling water maker unit sales increased by 22.0% to 2.9 million units in 2016 from 2.4 million units in 2015, CO2 refill unit sales increased by 10.0% to 29.4 million units in 2016 from 26.8 million units in 2015 and flavor unit sales decreased by 2.0% to 22.0 million units in 2016 from 22.3 million units in 2015. By segment, revenues increased in each of the regions.

Gross profit increased by $48.2 million, or 24.5%, to $245.0 million in 2016 from $196.8 million in 2015. Gross profit as a percentage of revenues, or gross margin, increased by 390 basis points to 51.5% in 2016 compared to 47.6% in 2015. The increase was mainly due to production optimization in the Lehavim facility, price increases and more favorable changes in the mix of sparkling water makers sold, partially offset by a higher portion of sparkling water makers in the product mix and unfavorable changes in foreign exchange rates.

Sales and marketing expenses increased by $6.1 million, or 4.3%, to $144.7 million in 2016 from $138.6 million in 2015. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses, which increased by $9.8 million to $64.9 million, or 13.6% of revenue, from $55.1 million, or 13.3% of revenue, in 2015. Other selling expenses decreased to $79.8 million, or 16.8% of revenue, from $83.5 million, or 20.2% of revenue, in 2015.

General and administrative expenses decreased by $3.7 million, or 7.9%, to $43.5 million in 2016 from $47.3 million in 2015, partially due to a decrease in share-based payment expenses of $1.7 million. As a percentage of revenues, general and administrative expenses decreased to 9.1% in 2016 from 11.4% in 2015.

Other expenses were $2.3 million, mainly reflecting the impairment of intangible assets, compared to $0.6 million in 2015, reflecting an impairment of intangible assets.

Operating income increased to $54.5 million, or 11.4% of revenues, compared to $19.8 million or 4.8% of revenues in 2015, due to an increase in revenues, gross margin improvements and operating expense optimization, partially offset by the negative impact of changes in foreign currency exchange rates of $3.9 million. For this comparison, operating income in 2015 was calculated excluding the exceptional restructuring costs.

Total financial expenses (income), net were financial expenses of $2.1 million in 2016 compared to financial income of $4.8 million in 2015. The 2015 financial income included an exceptional $5.1 million gain from the devaluation of loans denominated in Euro and income of $2.7 million from derivative financial instruments following the sharp reduction of the Euro/U.S. dollar exchange rate during the year.

Income tax expense was $7.9 million compared to $3.0 million in 2015, representing an effective tax rate of 15.1% in 2016 compared to 19.9% in 2015. The changes in the effective tax rate reflect the changes in the distribution of profit before tax between territories.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues decreased by $98.7 million, or 19.3%, to $413.1 million in 2015 from $511.8 million in 2014. The decrease was primarily due to a decrease of 25.0 % in the volume of sparkling water makers sold to 2.4 million units in 2015, mainly due to a decrease in sales in the United States and France, partially offset by an increase in sparkling water maker unit sales in Germany, as compared to 3.2 million units in 2014. The decrease in revenues also includes $58.6 million due to unfavorable changes in foreign currency exchange rates, primarily as a result of the weakening of the Euro/U.S. dollar exchange rate by 17.0%, the Australian dollar/U.S. dollar exchange rate by 17.0% and the Swedish Krona/U.S. dollar exchange rate by 19.0% in comparison to their average exchange rates in 2014. CO2 refill unit sales increased by 7.0% to 26.8 million units in 2015 from 25.0 million units in 2014 and flavor unit sales decreased by 29.0% to 22.3 million units in 2015 from 31.4 million units in 2014. By segment, the key region of decreased revenues was the Americas with a decrease of $40.2 million.

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

Operating income disregarding the impact of $9.5 million in restructuring costs, decreased to $19.8 million, or 4.8% of revenues, compared to $30.6 million or 6.0% of revenues in 2014. Operating income was negatively impacted by changes in foreign currency exchange rates by approximately $14.1 million.

Total financial expenses (income), net changed by $3.7 million, to financial income of $4.8 million in 2015 compared to financial income of $1.2 million in 2014. The increase in financial income was mainly due to the devaluation of long-term loans denominated in Euro due to the weakening of the Euro/U.S. dollar exchange rate in 2015.

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

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2016. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
Consolidated statements of operations data:
Revenues	$90,344	$99,834	$110,015	$112,942	$100,873	$119,164	$124,228	$131,800
Cost of revenues	44,893	51,307	59,255	60,909	49,701	58,695	59,889	62,802
Gross profit	45,451	48,527	50,760	52,033	51,172	60,469	64,339	68,998
Operating expenses:
Sales and marketing	32,461	35,118	36,031	35,031	32,671	38,022	34,943	39,021
General and administrative	11,641	11,456	11,772	12,389	10,581	10,969	10,833	11,139
Other expenses	-	-	-	631	-	2,327	-	-
Total operating expenses	44,102	46,574	47,803	48,051	43,252	51,318	45,776	50,160
Operating income	1,349	1,953	2,957	3,982	7,920	9,151	18,563	18,838
Total financial expense (income), net	(5,668)	592	(72)	306	910	194	210	806
Income before income taxes	7,017	1,361	3,029	3,676	7,010	8,957	18,353	18,032
Income tax expense	970	401	787	848	917	1,142	3,443	2,384
Net income (loss) for the period	$6,047	$960	$2,242	$2,828	$6,093	$7,815	$14,910	$15,648

	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
As a percentage of revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	50.3	48.6	46.1	46.1	50.7	50.7	51.8	52.4
Operating expenses:
Sales and marketing	35.9	35.2	32.8	31.0	32.4	31.9	28.1	29.6
General and administrative	12.9	11.5	10.7	11.0	10.5	9.2	8.7	8.5
Other expenses	-	-	-	0.6	-	2.0	-	-
Total operating expenses	48.8	46.7	43.5	42.6	42.9	43.1	36.8	38.1
Net income (loss) for the period	6.7%	1.0%	2.0%	2.5%	6.0%	6.6%	12.0%	11.9%
As a percentage of full year results:
Revenues	21.9%	24.2%	26.6%	27.3%	21.2%	25.0%	26.1%	27.7%
Gross profit	23.1	24.7	25.8	26.4	20.9	24.7	26.2	28.2
Operating expenses:
Sales and marketing	23.4	25.3	26.0	25.3	22.6	26.3	24.1	27.0
General and administrative	24.7	24.2	24.9	26.2	24.3	25.2	24.9	25.6
Other income, net	-	-	-	100.0	-	100.0	-	-
Total operating expenses	23.6	25.0	25.6	25.8	22.7	26.9	24.1	26.3
Net income (loss) for the period	50.1%	7.9%	18.6%	23.4%	13.7%	17.6%	33.5%	35.2%

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

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

Revenue recognition

As described in Note 3M to our audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this annual report, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenues can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for most international shipments transfer occurs upon loading the goods onto the relevant carrier.

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

Regarding the implementation and impact of IFRS 15, Revenue from contracts with customers, see Note 3S(2) to our audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this annual report.

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 35.3% of total assets as of December 31, 2016 as compared to 34.3% in 2015. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represented approximately 15.1% of our total property, plant and equipment as of December 31, 2016.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. In 2016, total share-based compensation expense amounted to $4.8 million.

The fair value of share-based compensation for non-market conditions is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (weighted average historic volatility of the company’s shares over the expected term of the awards), expected life of the instruments (based on averaging the vesting schedule of the awards and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the awards). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

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

Changes in accounting policies

We have not applied any new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2016.

B.	Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital decreased by $15.9 million to $124.8 million as of December 31, 2016 from $140.7 million as of December 31, 2015. The decrease in working capital was mainly due to a decrease in inventories, which decreased by $25.0 million to $88.0 million as of December 31, 2016 from $113.0 million as of December 31, 2015. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our short-term credit facilities. In 2015, we also funded a portion of our capital investments with long-term loans. Our capital investments have included the following: completion of the ramp-up of the Lehavim facility and the new logistics center on the Lehavim site as well as the progress achieved in the construction of our new administration building on the Lehavim site; investments in developing new products; and investments and improvements in our information technology systems.

Our inventory strategy has historically included increasing inventory levels to meet anticipated and a certain level of unexpected consumer demand for our products. This includes maintaining an inventory of sparkling water makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the next three to four months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons.

Based on our current business plan, we believe that our cash, cash equivalents, borrowings available under our short-term credit facilities and cash flows from operations, will be sufficient to meet our currently anticipated cash requirements for the next 12 months. We may require new borrowings or additional capital in order to finance our activities.

Working capital is defined as (i) total current assets, excluding cash and cash equivalents and bank deposits, minus (ii) total current liabilities, excluding loans and borrowings.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Net cash from operating activities	$35,585	$40,008	$81,932
Net cash used in investing activities	(59,974)	(48,730)	(33,081)
Net cash from (used in) financing activities	32,278	(1,848)	(32,781)

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

Cash flow from operating activities increased by $41.9 million to $81.9 million in 2016 from $40.0 million in 2015. The increase in the operating cash flow was primarily due to net income in 2016, which increased by $32.4 million to $44.5 million, from $12.1 million in 2015. Adjustments to net income for non-cash items increased by $7.7 million to $34.3 million in 2016 from $26.6 million in 2015 and included $16.0 million depreciation of property, plant and equipment, which increased by $2.8 million from $13.2 million in 2015. The 2015 operating cash flow included an exceptional $6.9 million adjustment for non-cash restructuring costs. Working capital changes added $9.0 million to the operating cash flow in 2016, primarily due to inventory reduction of $22.4 million resulting from the transfer of production to our new factory in Lehavim and other inventory management optimization activities.

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

Cash used in investing activities

Cash used in investing activities decreased by $15.6 million to $33.1 million in 2016 from $48.7 million in 2015, primarily due to the reduced capital expenditures needed for the construction of the Lehavim facility as a result of the near completion of the project.

Cash used in investing activities decreased by $11.3 million to $48.7 million in 2015 from $60.0 million in 2014, primarily as a result of lower capital expenditures in connection with the construction and ramp-up of the Lehavim facility.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology, however, in 2014, 2015 and 2016, a material portion of our capital expenditures was related to the construction and the ramp-up of the Lehavim facility and to the construction of our new logistics center and new administration building on the Lehavim site. In order to support our business, we intend to continue to invest in production machinery and equipment, and information technology infrastructure in 2017 and thereafter. See “— Capital expenditures” below.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash used in financing activities was $32.8 million in 2016 as compared to cash used in financing activities of $1.8 million in 2015. This change was mainly due to repayments of debt in the amount of $34.2 million in 2016 under long-term loans taken from banks in Israel in prior years, compared to repayments of $16.2 million in 2015. As of December 31, 2016, we did not have any long-term loans outstanding compared to long-term loans taken from banks in Israel in the amount of $10.0 million in 2015.

Cash used in financing activities was $1.8 million in 2015 as compared to cash used in financing activities of $32.3 million in 2014. This change was mainly due to long-term loans taken from banks in Israel in the amount of $10.0 million in 2015, compared to $49.3 million taken in 2014, offset by repayments of long-term debt of $16.2 million in 2015 as compared to repayments of short-term debt of $15.5 million in 2014.

Credit facilities

Long-term and short-term debt

As of December 31, 2016, we did not have any long-term debt.

As of December 31, 2016, we had short-term credit facilities with a total borrowing capacity of $11.0 million, of which none was outstanding as of such date. In addition, as at December 31, 2016, we entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $47.0 million. As at December 31, 2016, no debt was outstanding in connection with such agreements in principle.

Capital expenditures

Our capital expenditures in 2016 and 2015 amounted to $28.0 million and $53.7 million, respectively. The decrease in capital expenditures in 2016 as compared to 2015 was mainly due to the completion of the ramp-up of the Lehavim facility and the new logistics center on the Lehavim site. We anticipate our capital expenditures in 2017 to primarily be related to the construction of a new facility for the production of flavors and the completion of the construction of our new administration building on the Lehavim site, expansion of our production capacity and capabilities, investments in developing new products and improvements in our information technology systems. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. The Lehavim facility is situated in an industrial park that is located in a specified development zone. We have received and have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D. —Risk Factors – The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received” and “Item 10.E. — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2016 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

Operating lease obligations	$5,455	$5,516	$1,406	$-	$12,377
Purchase obligations	29,818	-	-	-	29,818
Total	$35,273	$5,516	$1,406	$-	$42,195

The above table does not include obligations in respect of long-term employee benefits in the amount of $2.3 million as of December 31, 2016.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2017:

Name	Age	Position
Executive officers
Daniel Birnbaum	54	Chief Executive Officer and Director
Daniel Erdreich	53	Chief Financial Officer
Eyal Shohat	43	Chief Corporate Development Officer
Matti Yahav	40	Vice President, Global Marketing
Galit Zucker	47	Chief People Officer
Directors
Stanley Stern (1) (2) (3)	59	Chairman
Lauri A. Hanover (1) (2) (4)	57	Director
David Morris (1) (2) (3)	47	Director
Jonathan Kolodny (1)	47	Director
Richard Hunter (1) (4)	47	Director
Avishai Abrahami (1)	45	Director
Yehezkel (Chezy) Ofir (1) (3) (4)	65	Director
Torsten Koster (1) (4)	48	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.
(4)	Member of our Audit Committee.

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

Galit Zucker has served as our Chief People Officer since November 2016. Prior thereto, Ms. Zucker served as Head of Global Delivery, Human Resources at Amdocs Ltd. (Nasdaq: DOX) from March 2013 to October 2016. From October 2010 to December 2012, Ms. Zucker served as Head of Learning and Organizational Development at Better Place Ltd., and from September 2009 to October 2010, as Director of Human Resources, Customer Service Division at Bezeq International Ltd. Prior to that, from 1999 to 2004, she served as Manager of Human Resources at Cellcom Ltd. (NYSE: CEL). Ms. Zucker holds a B.A. in Economics and Business Administration from Bar-Ilan University.

Directors

Stanley Stern has served as a member of our board of directors since February 2015 and as Chairman of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the President of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA), Ekso Bionics (OTCQB:EKSO) and Tigo Energy, Inc. Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Head of Technology, Israeli Banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as Chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and Chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Since August 2013, Ms. Hanover has served as Vice President and Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

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

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny has served as Chief Executive Officer of Keter Plastic Ltd. since October 2016. Prior to that, from 2013 to 2016, he served as Chief Executive Officer of Jardin International Holding of the Keter Group. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a Director and Senior Partner from 2007 until 2013. Mr. Kolodny received a B.A. in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Richard Hunter has served as a member of our board of directors since December 2015. Mr. Hunter has served as Chairman of Holmes Place International, a European health club operator, since 2012, a director of Gad Dairy, an Israeli dairy, since 2016 and SuperCofix, an Israeli discount supermarket chain, since 2016. In 2013, Mr. Hunter co-founded Green Lantern, a private equity firm focusing on investments in consumer packaged goods businesses. In addition, from 2012 to 2015, Mr. Hunter has served as Chief Executive Officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as Chief Operating Officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as Chief Executive Officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including Partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. from INSEAD in Fontainebleau, France.

Avishai Abrahami has served as a member of our board of directors since May 2016. Mr. Abrahami is the co-founder of Wix.com Ltd. (Nasdaq:WIX), where he has served as the Chief Executive Officer since September 2010 and as a director since 2006. He also served as Chairman of the board of directors of Wix from November 2013 until February 2016 and as Co-Chief Executive Officer from 2006 until 2010. From 2004 to 2006, Mr. Abrahami was the Vice President of strategic alliances at Arel Communications and Software Ltd. In 1998, Mr. Abrahami co-founded Sphera Corporation, a company which develops software for managing data centers, and served as its Chief Technology Officer from 1998 until 2000 and as its Vice President of product marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a software company, and served as its Chief Technology Officer until the company’s sale in 1997.

Professor Yehezkel (Chezy) Ofir has served as a member of our board of directors since May 2016. Professor Ofir has over 30 years of business consulting experience and, over the past 25 years, served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, as a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, and as a director at Alon Blue Square Israel Ltd. (formerly, Blue Square Israel) from 1995 until 2001. He has served as a director at Micronet Enertec Technologies, Inc. (Nasdaq:MICT) since April 2013 and also serves as acting Chairman of the Board of Directors of the Israeli Postal Bank Company Ltd. Professor Ofir is a faculty member at The Hebrew University of Jerusalem. Professor Ofir holds a B.Sc. and an M.Sc. in Industrial Engineering from Ben Gurion University and a Ph.D. and an M.Phil. in Business Administration from Columbia University.

Torsten Koster has served as a member of our board of directors since December 2016. Mr. Torsten has served as a member of the board of directors of Banque Heritage in Geneva, Switzerland since April 2016. From March to October 2015, Mr. Koster served as group Chief Financial Officer of Nestlé Skin Health S.A. From March 2011 to March 2015, he served as group Chief Financial Officer of Nestlé Nespresso S.A. From March 2007 to March 2011, Mr. Koster served as Chief Financial Officer of Nestlé Russia and Eurasia. From June 2006 to March 2007, he served as Finance Project Manager of Nestlé S.A. (VX:NESN) and, prior to that, he served as its Deputy Head Of Internal Audit from August 2003 to June 2006. Mr. Koster served as Chief Financial Officer of ELCA Informatique S.A. from 2000 to 2003 and as Chief Financial Officer of Lukoil S.A. from 1998 to 2000. Between 1991 and 1999, Mr. Koster served in various finance positions at Nestlé S.A. Mr. Koster holds an M.B.A. from HEC – Université de Lausanne.

B.	Compensation

Compensation of officers and directors

The aggregate compensation expensed by us and our subsidiaries to our directors and executive officers, including share-based compensation and amounts accrued for pension, severance, retirement or similar benefits, for the year ended December 31, 2016, was approximately $6.2 million. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended (including via remote communication) and a fee of $250 per written consent of the board or a committee thereof. The chairman of our board of directors receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Of our current non-employee directors, each of Ms. Hanover and Mr. Morris was granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share and in December 2013, was granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. All of such options have vested. Of our current non-employee directors, in December 2015, Messrs. Stern, Kolodny and Hunter were each granted options to purchase 30,000 of our ordinary shares, at an exercise price of $15.49, $15.00 and $15.00 per share, respectively. One third of such options have vested and the remainder will vest in equal installments in November 2017 and November 2018. Our board of directors has approved grants of options to purchase 30,000 of our ordinary shares to each of Messrs. Abrahami, Ofir and Koster at an exercise price of $14.73, $14.73 and $40.97 per share, respectively. Such grants are subject to shareholder approval, which as of the date of this annual report, has not been received.

For certain arrangements with our chief executive officer, see “Item 6. B. — Compensation — Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders with respect to the year ended December 31, 2016 as required by regulations promulgated under the Companies Law.

All amounts set forth in the below table are in U.S. dollars and, except as otherwise indicated, represent the cost to our company, as recognized in our audited consolidated financial statements for the year ended December 31, 2016.

Name and Position	Salary(1)	2016 Annual Bonus(2)		Equity-Based Compensation(3)	Total
Daniel Birnbaum Chief Executive Officer	451,444	365,344	(4)	1,882,801	2,699,589
Daniel Erdreich Chief Financial Officer	342,892	117,432		399,653	859,977
Eyal Shohat Chief Corporate Development Officer	256,609	117,432		267,339	641,380
Amir Eyal Chief Operations Officer(5)	284,903	-		187,086	471,989
Matti Yahav Vice President, Global Marketing	176,498	86,117		123,469	386,084

(1)	Amounts reported in this column include salary, social benefits and perquisites, including those mandated by applicable law.
(2)	The payment of the bonus amount is subject to our revised compensation policy being ratified.
(3)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2016 based on the grant date fair value in accordance with accounting guidance for share-based payment. See Notes 3K(5), 4D and 26 to our audited consolidated financial statements for the year ended December 31, 2016.
(4)	Does not include the Deferred Conditional Bonus Amount. For details, see “— Certain arrangements with Daniel Birnbaum” below.
(5)	Mr. Eyal ceased serving in the capacity of our Chief Operations Officer in 2017.

Certain arrangements with Daniel Birnbaum

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

In April 2016, Mr. Daniel Birnbaum unilaterally notified us that 50% of the 2015 annual bonus amount to which he was entitled under the terms of the annual cash bonus plan for our chief executive officer for 2015 and 50% of the bonus amount to which he was entitled under the four-year long-term incentive plan for our chief executive officer that was adopted in December 2012, in the aggregate amount of $726,870 (the “Deferred Conditional Bonus Amount”) shall, subject to certain conditions, be deferred and only be payable if we achieve a performance condition that our operating income for the year ending December 31, 2016, as disclosed in our consolidated financial results for the year ending December 31, 2016 on Form 6-K, equals or exceeds the targeted amount set forth in our annual budget approved by our board of directors (excluding expenses resulting from exceptional non-recurring events). The Deferred Conditional Bonus Amount was recognized in our audited consolidated financial statements in 2014 and 2015. The performance condition was achieved and the Deferred Conditional Bonus Amount was paid to Mr. Birnbaum in 2017.

On December 22, 2015, our shareholders approved a grant of options to purchase 600,000 of our ordinary shares to Mr. Birnbaum with an exercise price of $15.00 per share. 300,000 of the options vested as of the date of grant; 150,000 of the options vested in November 2016, and are exercisable; and 150,000 of the options vest in November 2017, provided, however, that such options shall only become exercisable if at any time following November 26, 2017, the closing price of our ordinary shares for any five consecutive trading days exceeds $27.00.

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

Companies Law requirements

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

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

The compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors as described above, and the chief executive officer as described below) is, subject to certain exceptions, to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

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

We currently have outstanding options to purchase our ordinary shares and restricted share units that were granted under the ESOP. As of December 31, 2016, no ordinary shares remained available for new equity awards under the 2007 Plan and 550,414 ordinary shares remained available for new equity awards under the 2010 Plan. As of December 31, 2016, options to purchase 1,430,111 ordinary shares had been granted and were outstanding under the ESOP, at a weighted average exercise price of $19.07 per share and restricted share units to purchase 90,776 ordinary shares were outstanding. Of these outstanding awards, as of December 31, 2016, options to purchase 1,019,031 ordinary shares were vested and exercisable.

The vesting schedules for equity awards granted under the ESOP generally provide that 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively. The equity awards granted as of February 23, 2012, will expire 10 years after the date of grant. Equity awards granted on or after February 23, 2012, but prior to February 26, 2013, will expire six years after the date of grant. Equity awards granted on or after February 26, 2013 generally expire five years after the date of grant if not exercised earlier. In general, when a grantee’s employment or service with us terminates, his or her equity awards will no longer continue to vest following termination, and the holder may exercise any vested equity awards for a period of 180 days following termination without cause. If a grantee’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the grantee or his or her estate (as applicable) generally has 12 months to exercise the equity award; however, the equity award may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the grantee for cause, his or her outstanding equity awards will expire upon termination.

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

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised equity awards will be replaced by equally ranking equity awards of the successor company. If the successor company refuses to issue replacement equity awards, the vesting and exercisability of outstanding equity awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the company’s assets or shares. In the event that a proposal for liquidation is submitted to shareholders, certain award holders will also be entitled to exercise their awards during a 10-day period to participate in a liquidation distribution. In the event of a change of control in the company, options granted to our executive officers, including our chief executive officer, may be accelerated and become exercisable as at the date on which the change of control will become effective.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than 1% of our ordinary shares or options to purchase more than 1% of our ordinary shares as of December 31, 2016:

Name (Title)	Number of Option(s)		Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum,	210,000	(1)	$20.00	Nov. 2, 2020	210,000	(1)
Chief Executive Officer and Director

	600,000		$15.00	Nov. 26, 2020	600,000
					810,000

(1) Exercised subsequent to December 31, 2016.

C.	Board Practices

Board of directors and officers

Our board of directors currently consists of nine directors.

Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors are divided into three classes (other than the external directors, if applicable; see — “External directors”). Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than external directors when applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Daniel Birnbaum, Mr. Jonathan Kolodny and Mr. Torsten Koster, will hold office until our annual meeting of shareholders to be held in 2017. Class II directors, consisting of Ms. Lauri Hanover, Mr. Stanley Stern and Mr. Avishai Abrahami, will hold office until our annual meeting of shareholders to be held in 2018. Class III directors, consisting of Mr. David Morris, Mr. Richard Hunter and Prof. Yehezkel (Chezy) Ofir, will hold office until our annual meeting of shareholders to be held in 2019. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described above.

The articles relating to the number of directors, staggered board and election and removal of a director from office may be changed only by a resolution adopted by two-thirds of our voting shares. Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles, may be filled by a vote of a simple majority of the directors then in office, including if the number of directors then in office is less than five. Directors so chosen or appointed shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

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

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors. External directors must meet certain independence criteria to ensure that they are unaffiliated with the company and its controlling shareholder, as well certain other criteria. External directors are elected for three-year terms in accordance with specific rules set forth in the Companies Law and the regulations promulgated thereunder and may be removed from office only under limited circumstances. Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Global Select Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

Audit committee

Under the Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee consists of Ms. Hanover and Messrs. Hunter, Ofir and Koster. The chairperson of the audit committee is Ms. Hanover.

Nasdaq requirements

Under the Nasdaq Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees.

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

Compensation committee

Our compensation committee consists of Ms. Hanover and Messrs. Stern, and Morris. The chairperson of the compensation committee is Ms. Hanover.

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our annual general meeting of shareholders held in December 2013 and approved an amendment thereto at our annual general meeting of shareholders held in December 2015. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Our board of directors has approved a revised compensation policy, which is subject to ratification by our shareholders. Under the Companies Law, subject to certain conditions, the board of directors may ratify the compensation policy even if it is not ratified by the shareholders.

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

Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

Nominating and governance committee

Our nominating and governance committee consists of Messrs. Stern, Ofir, and Morris.

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

Our board of directors has determined that each member of our nominating and governance committee is independent under the Nasdaq Rules.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Ms. Ilana Shchory serves as our internal auditor. Ms. Shchory is a certified internal auditor and a certified public accountant and serves as a partner of the Israeli accounting firm of Barzily & Co.

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

A “personal interest” is defined under the Companies Law to include the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes the personal interest of a person who grants a voting proxy or the interest of the proxy holder (whether or not the person granting the proxy has a personal interest), in each case, whether or not the proxy holder has discretion how to vote on the matter.

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

An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions and arrangements with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report, no claims for directors’ and officers’ liability insurance have been filed under this policy, we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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

D.	Employees

As of December 31, 2016, we had 2,194 employees of whom 1,625 were based in Israel, 134 were in Germany, 152 were in the Netherlands, 106 were in the United States and 177 were in other countries. Of the total number of employees, approximately 508 were temporary employees (most of whom worked at our manufacturing facilities).

The breakdown of our employees by main category of activity is as follows:

	As of December 31,
Main Category of Activity	2014	2015	2016
Operations, product development and innovation	1,722	1,472	1,709
Sales and marketing	374	299	301
General and administration	197	160	157
Management	21	19	27
Total	2,314	1,950	2,194

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our Israeli subsidiary’s employees at our Lehavim facility have joined the Histadrut (General Federation of Labor in Israel). In accordance with applicable law, we have commenced negotiations with the committee and the Histadrut with respect to entering into a collective bargaining agreement. In the course of such negotiations, the employees’ committee has the right to issue a dispute notice to us, which under Israeli law would permit the employees to initiate a work stoppage not earlier than 15 days following the date of the notice. In March 2017, the employees’ committee issued a dispute notice to us. As of the date of this annual report, the 15-day period has not lapsed, and while negotiations with the employees’ committee and the Histadrut are continuing, we cannot predict whether or not a work stoppage will be initiated in connection with such dispute notice. Depending on the course of negotiations with the committee and the Histadrut, we could incur increased operational costs and/or experience work stoppages, which could adversely affect our business, financial condition and results of operations. See “Item 3.D. — Risk Factors — Our employees at our Lehavim facility in Israel have recently joined the Histadrut (General Federation of Labor in Israel) and established an employees’ committee. We have commenced negotiations with the Histadrut and employees’ committee that could cause us to incur additional labor costs or experience work stoppages.”

In general, agreements with our employees forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us. Certain of these restrictions may be of no or little enforceability under Israeli law and may be of questionable enforceability in other jurisdictions. In addition, many of the employees in our manufacturing facilities are employed through third-party manpower agencies. Under Israeli Law, after nine consecutive months of employment with the same company, employees employed through third-party manpower agencies become employees of the company at which they were placed by the manpower agency, and are entitled to all related protective labor provisions as of the first day of such individual’s employment with the company at which they were placed.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2017 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after March 1, 2017. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 21,697,861 ordinary shares outstanding as of March 1, 2017.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that power is shared by spouses under community property laws.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Real Property International Limited (1)	1,267,008	5.8%
Executive officers and directors
Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris (2)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	-	-
Richard Hunter	-	-
Avishai Abrahami	-	-
Torsten Koster	-	-
Daniel Birnbaum (3)	543,420	2.5%
Daniel Erdreich	*	*
Eyal Shohat	*	*
Matti Yahav	*	*
Galit Zucker	-	-
All executive officers and directors as a group (13 persons) (4)	696,541	3.1%

* Less than 1%.

(1)	Based on a Schedule 13G/A filed with the SEC on February 14, 2017 and information provided by the shareholder to the Company. Includes 543,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the late father of David Morris, one of our directors. The principal address of Real Property International Limited is 237 Main Street, Gibraltar, GX11 1AA and the principal address of Real Property Investment (Guernsey) Limited is PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB.
(2)	The address for Mr. Morris is c/o KDM Partners LLP, Farley Court, Second Floor, Allsop Place, London, NW1 5LG.
(3)	Consists of 93,420 shares purchased in open market transactions and options to purchase 450,000 shares which are currently exercisable or exercisable within 60 days of March 1, 2016.
(4)	Consists of 97,088 shares, options to purchase 597,866 shares and 1,587 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of March 1, 2016.

Significant changes in the ownership of major shareholders

On February 5, 2014, Real Property International Limited and its affiliates filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,508,258 ordinary shares. On February 11, 2015, Real Property International Limited and its affiliates and filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,270,008 ordinary shares. Based on a Schedule 13G/A filed with the SEC on February 14, 2017 and information provided by the shareholder to the Company, Real Property International Limited and its affiliates beneficially owned 1,267,008 ordinary shares.

Based on a Schedule 13G/A filed with the SEC on February 21, 2017, Teleios Capital Partners GmbH ceased to be the beneficial owner of 5% or more of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on February 14, 2017, Nantahala Capital Management, LLC ceased to be the beneficial owner of 5% or more of our ordinary shares.

Shareholders of record

As of March 1, 2017, we had four shareholders of record of our ordinary shares, all of which were located in the United States. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The record holders in the United States included Cede & Co., the nominee of the Depositary Trust Company. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. All of our ordinary shares have identical voting and other rights.

B.	Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2016, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of 10% or more of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Dividend policy

Since our IPO, we have not distributed our net income as dividends to our shareholders but rather re-invested such income in our business. We do not currently anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

Under Israeli law, we may only declare and pay a dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under Israeli law, the amount distributed is further limited to the greater of retained earnings or earnings generated over the two most recent fiscal years. In the event that we do not meet the retained earnings criteria, as defined in the Companies Law, we may seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10.B. — Memorandum and Articles of Association — Dividend and liquidation rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. — Taxation — Israeli tax considerations and government programs — Taxation of our shareholders — Taxation of non-Israeli shareholders on receipt of dividend.”

B.	Significant Changes

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

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

	Low	High
Year Ended December 31, 2012
Annual	$28.28	$48.13
Year Ended December 31, 2013
Annual	$45.25	$77.80
Year Ended December 31, 2014
Annual	$19.85	$51.71
First Quarter	$35.27	$51.71
Second Quarter	$33.00	$47.30
Third Quarter	$28.65	$36.53
Fourth Quarter	$19.85	$29.49
Year Ended December 31, 2015
Annual	$11.40	$24.38
First Quarter	$16.80	$20.61
Second Quarter	$17.42	$24.38
Third Quarter	$11.40	$21.50
Fourth Quarter	$13.38	$17.99
Year Ended December 31, 2016
Annual	$11.66	$41.33
First Quarter	$11.66	$16.15
Second Quarter	$13.63	$22.43
Third Quarter	$20.78	$30.70
Fourth Quarter	$23.77	$41.33
Most Recent Quarter and Six Months
First Quarter 2017 (through March 1, 2017)	$38.36	$51.25
October 2016	$23.77	$26.93
November 2016	$24.85	$37.08
December 2016	$35.84	$41.33
January 2017	$38.36	$44.10
February 2017	$43.31	$51.25
March 2017 (through March 1, 2017)	$49.27	$50.15

On March 1, 2017, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $49.92 per share.

Our ordinary shares have been listed on the TASE under the symbol “SODA” since December 15, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the TASE:

	Low		High
Year Ended December 31, 2016 (since December 15, 2015)
Annual	NIS	46.84	NIS	159.90
First Quarter	NIS	46.84	NIS	64.00
Second Quarter	NIS	51.60	NIS	85.43
Third Quarter	NIS	79.55	NIS	116.90
Fourth Quarter	NIS	92.65	NIS	159.90
Most Recent Quarter and Six Months
First Quarter 2017 (through March 1, 2017)	NIS	145.40	NIS	190.90
October 2016	NIS	92.65	NIS	102.00
November 2016	NIS	92.67	NIS	146.80
December 2016	NIS	138.10	NIS	159.90
January 2017	NIS	145.40	NIS	166.90
February 2017	NIS	163.60	NIS	190.90
March 2017 (through March 1, 2017)	NIS	178.40	NIS	182.70

On March 1, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 181.80 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects and purposes

We are registered with the Israeli Registrar of Companies. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, if applicable, by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and avoid abusing his or her powers including when voting at general meetings on matters such as amending the articles of association, increasing the company’s authorized capital and approving mergers and related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. The remedies generally available upon a breach of contract apply in the event of breach of the above mentioned duties, and in the event of harm, other remedies shall also be available to the injured shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Except as otherwise disclosed in this annual report, an amendment to our articles of association to change the rights of our shareholders requires the prior approval of a simple majority of our shares represented and voting at a general meeting.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors, if applicable. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. — Board Practices — Board of directors and officers.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. — Board Practices.”

In November 2016, we entered into a Support Agreement with Teleios Capital Partners GmbH (“Teleios”), further to which we nominated Mr. Torsten Koster for election as a member of our board of directors at our annual general meeting held in December 2016. Under the agreement, we agreed to nominate Mr. Koster or a different individual designated by Teleios, and reasonably acceptable to our board of directors, at any subsequent annual general meeting occurring within 18 months following the 2016 annual general meeting, provided that Teleios continues to hold at least 2.5% of our outstanding ordinary shares. Under the agreement, Teleios agreed to certain customary standstill provisions for 18 months following the 2016 annual general meeting, including not to participate in any solicitation of proxies, not to form a “group” with any other shareholder, nor to acquire shares in excess of 12.99% of the our outstanding voting securities. In addition, Teleios agreed to abstain or vote against any shareholder proposal that is not supported by our board of directors.

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

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, if applicable, by written ballot, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy or, if applicable, by written ballot and voting on the resolution.

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

We have not been party to any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described in Item 6.B. regarding the 2007 Employee Share Option Plan and the 2010 Employee Share Option Plan and Item 10.B. regarding our agreement with Teleios Capital Partners GmbH.

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% in 2017 of their taxable income (to be reduced to 23% in 2018 and thereafter). The corporate tax rate for the tax years 2015 and 2016 was 26.5% and 25%, respectively. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was changed to 12.5% and 7%, respectively, in 2013, 16% and 9%, respectively, in 2014, 2015 and 2016 and 16% and 7.5%, respectively, in 2017 and thereafter.

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

Under the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income (the “United States-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%, subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year is derived from certain types of dividends and interest. Furthermore, dividends paid from income derived from a Preferred Enterprise are subject to withholding tax at a rate of 15% for such U.S. corporation shareholder, provided that the conditions related to our gross income for the previous year is met.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  In general, capital gains accrued by individuals on the sale of shares in an Israeli resident company will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (25% in 2016 and 24% in 2017) and the marginal tax rate of up to 48% and 47% for an individual in 2016 and in 2017 and thereafter, respectively).

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

Excess Tax

Individuals who are subject to tax in Israel, whether an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual income exceeding NIS 810,720 in 2016 and 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) at a rate of 2% in 2016 and 3% in 2017 and thereafter, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2016. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this website at http://www.sec.gov and as of December 2015, they are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our investors website at http://sodastream.investorroom.com/. We will furnish hard copies of such reports to our shareholders free of charge upon a written request. The information contained on, or that can be accessed through, our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation and commodity prices. We regularly assess these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 23C.1.ii to our consolidated financial statements as of and for the year ended December 31, 2016 included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2016, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar and NIS.

Based on our results in 2016, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $2.5 million. Based on our results in 2016, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $2.7 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Unrealized foreign currency exchange rate gains (losses) of foreign operations	$(18,302)	$(15,085)	$(4,168)
Realized foreign currency exchange rate gains (losses)	1,698	4,245	(1,490)
Derivative gains	906	2,678	448

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

Commodity price risks

Commodity price fluctuations impact the cost of certain of the raw materials we use to manufacture our sparkling water makers, carbonation bottles, CO2 cylinders and flavors. From time to time, we engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this assessment, our management has concluded that as of December 31, 2016, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-78 of this Form 20-F.

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

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our investor relations website at http://sodastream.investorroom.com/ under “Corporate Governance — Governance Documents.” Waivers of and amendments to our Code of Ethics may only be approved by the board of directors. Under Item 16B. of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. or (ii) through the filing of a Form 6-K.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, has served as our independent registered public accounting firm for 2015 and 2016. The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2015 and 2016:

	2015	2016

Audit Fees	$705,400	$707,431
Tax Fees	40,577	43,000
Other Fees	1,800	1,400
Total	$747,777	$751,831

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-78 of this annual report.

Item 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to SodaStream’s Registration Statement on Form F-1, as amended, File No. 333-170007 (“Registration Statement No. 333-170007”), as filed with the SEC on October 19, 2010)

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration Statement No. 333-170007, as filed with the SEC on October 19, 2010)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration Statement No. 333-170007, as filed with the SEC on October 26, 2010)

4.2(c)	Amendment to the 2010 Employee Share Option Plan (incorporated by reference to Exhibit 99.3 to SodaStream’s Registration Statement on Form S-8, File No. 333-208811, as filed with the SEC on December 31, 2015)

4.3	Support Agreement between the Registrant and Teleios Capital Partners GmbH, dated November 30, 2016 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Registrant with the SEC on November 30, 2016)

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: March 9, 2017	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

SodaStream International Ltd.:

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter “the Company”) and subsidiaries (hereinafter “the Group”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin

Certified Public Accountant (Isr.)

Member Firm of KPMG International

Tel-Aviv, Israel

March 9, 2017

SodaStream International Ltd.

 Consolidated Balance Sheets as of December 31

(in thousands)

	Note	2015	2016
Assets

Cash and cash equivalents	11	$34,534	$50,250
Bank deposits		-	7,000
Inventories	9	112,973	87,986
Trade receivables, net	23	76,566	87,430
Other receivables	10	29,099	20,613
Assets classified as held for sale		-	1,484
Derivative financial instruments	23	631	2,112
Total current assets		253,803	256,875

Property, plant and equipment	7	155,294	164,628
Intangible assets	8	42,095	37,582
Deferred tax assets	21	1,106	4,154
Other receivables		431	2,688
Total non-current assets		198,926	209,052

Total assets		452,729	465,927

Liabilities

Loans and borrowings	13	11,917	-
Trade payables		50,549	41,643
Income tax payable	21	7,505	8,312
Provisions	15	2,407	2,646
Other current liabilities	16	18,118	22,262
Total current liabilities		90,496	74,863

Loans and borrowings	13	24,905	-
Employee benefits	14	2,152	2,306
Other non-current liabilities		156	73
Deferred tax liabilities	21	832	5,166
Total non-current liabilities		28,045	7,545
Total liabilities		118,541	82,408

Shareholders’ equity

Share capital	12	3,414	3,461
Share premium		205,527	214,609
Translation reserve	12	(29,993)	(34,161)
Retained earnings		155,240	199,610
Total shareholders’ equity		334,188	383,519

Total liabilities and shareholders’ equity		$452,729	$465,927

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2014	2015	2016

Revenues		$511,774	$413,135	$476,065
Cost of revenues		258,686	216,364	231,087

Gross profit		253,088	196,771	244,978

Operating expenses
Sales and marketing	17	177,668	138,641	144,657
General and administrative	18	49,795	47,258	43,522
Other expense	19	10,654	631	2,327

Total operating expenses		238,117	186,530	190,506

Operating income		14,971	10,241	54,472

Interest expense , net	20	401	350	523
Other financial expense (income), net	20	(1,593)	(5,192)	1,597

Total financial expenses (income), net		(1,192)	(4,842)	2,120

Income before income tax		16,163	15,083	52,352

Income tax expense	21	3,868	3,006	7,886

Net income for the year		$12,295	$12,077	$44,466

Net income per share
Basic	25	$0.59	$0.57	$2.10
Diluted	25	$0.58	$0.57	$2.07

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31

(in thousands)

	2014	2015	2016

Net income for the year Items that after initial recognition in comprehensive income are or may be reclassified to profit or loss	$12,295	$12,077	$44,466

Foreign currency translation differences of foreign operations	(18,302)	(15,085)	(4,168)
Items that will never be reclassified to profit or loss

Defined benefit plan remeasurements, net of tax	(115)	(202)	(96)

Total comprehensive income (loss) for the year	$(6,122)	$(3,210)	$40,202

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company

	Share	Share	Translation	Retained
	capital	Premium	reserve	earnings	Total
Balance as of January 1, 2014	$3,378	193,649	3,394	131,185	$331,606
Net income for the year	-	-	-	12,295	12,295
Other comprehensive loss for the year	-	-	(18,302)	(115)	(18,417)
Total comprehensive income (loss) for the year	-	-	(18,302)	12,180	(6,122)
Share-based payment	-	3,760	-	-	3,760
RSU vested in connection with business combination (1)	1	-	-	-	1
Share-based payment tax benefit	-	670	-	-	670
Exercise of employee equity awards	21	839	-	-	860
Balance as of December 31, 2014	$3,400	198,918	(14,908)	143,365	$330,775
Net income for the year	-	-	-	12,077	12,077
Other comprehensive loss for the year	-	-	(15,085)	(202)	(15,287)
Total comprehensive income (loss) for the year	-	-	(15,085)	11,875	(3,210)
Share-based payment	-	6,471	-	-	6,471
RSU vested in connection with business combination (1)	1	-	-	-	1
Exercise of employee equity awards	13	138	-	-	151
Balance as of December 31, 2015	$3,414	205,527	(29,993)	155,240	$334,188
Net income for the year	-	-	-	44,466	44,466
Other comprehensive loss for the year	-	-	(4,168)	(96)	(4,264)
Total comprehensive income (loss) for the year	-	-	(4,168)	44,370	40,202
Share-based payment	-	4,801	-	-	4,801
Exercise of employee equity awards	47	4,281	-	-	4,328
Balance as of December 31, 2016	$3,461	214,609	(34,161)	199,610	$383,519

(1) See Note 12(A)(1).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

(in thousands)

	2014	2015	2016
Cash flows from operating activities
Net income for the year	$12,295	$12,077	$44,466
Adjustments:
Depreciation of property, plant and equipment	14,099	13,233	16,012
Amortization of intangible assets	2,948	3,710	3,439
Impairment of goodwill and other intangible assets	3,312	631	1,830
Restructuring costs	15,649	6,930	-
Change in fair value of derivative financial instruments	(906)	(2,678)	(448)
Exchange rate differences on short-term loans and borrowing	-	(1,386)	-
Exchange rate differences on long-term loans and borrowing	(2,986)	(3,675)	287
Share-based payment	3,760	6,471	4,801
Interest expense, net	401	350	523
Income tax expense	3,868	3,006	7,886
	52,440	38,669	78,796

Decrease (increase) in inventories	(12,658)	19,860	22,352
Decrease (increase) in trade receivables and other receivables	21,471	12,211	(9,375)
Decrease in trade payables and other liabilities	(22,054)	(24,680)	(3,970)
Increase (decrease) in employee benefits	49	(89)	123
Increase (decrease) in provisions	855	(62)	239
	40,103	45,909	88,165

Interest paid	(438)	(479)	(616)
Income tax received	956	565	348
Income tax paid	(5,036)	(5,987)	(5,965)
Net cash from operating activities	35,585	40,008	81,932

Cash flows from investing activities
Interest received	87	129	93
Investment in bank deposits	-	-	(7,000)
Proceeds from investment grants	-	2,252	2,828
Proceeds from (payment for) derivative financial instruments, net	797	2,591	(1,033)
Acquisition of property, plant and equipment	(55,174)	(49,466)	(25,987)
Acquisition of intangible assets	(5,684)	(4,236)	(1,982)
Net cash used in investing activities	(59,974)	(48,730)	(33,081)

Cash flows from financing activities
Proceeds from exercise of employee share options	860	151	4,328
Receipts of long-term loans and borrowings	49,253	10,000	-
Repayments of long-term loans and borrowings	(2,383)	(16,246)	(34,248)
Change in short-term debt, net	(15,452)	4,247	(2,861)
Net cash from (used in) financing activities	32,278	(1,848)	(32,781)

Net increase (decrease) in cash and cash equivalents	7,889	(10,570)	16,070
Cash and cash equivalents at the beginning of the year	40,885	46,880	34,534
Effect of exchange rates fluctuations on cash and cash equivalents	(1,894)	(1,776)	(354)

Cash and cash equivalents at the end of the year	$46,880	$34,534	$50,250

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is incorporated in Israel. The address of the Company’s registered office is Gilboa Street, Airport City 7019900, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2016 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in developing, manufacturing and marketing sparkling water makers and related products.

The Group’s operational activities are managed by its wholly owned subsidiary, SodaStream International B.V., registered in the Netherlands. Most of the Group’s products are manufactured in Israel by SodaStream Industries Ltd., a wholly owned subsidiary. Marketing support and services are carried out by third-party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the NASDAQ Global Select Market in connection with the Company’s initial public offering (hereinafter – the IPO) on November 3, 2010, and starting from December 15, 2015 on the Tel-Aviv Stock Exchange. On April 14, 2011, the Company issued additional shares to the public in a follow-on offering. As of the reporting date, to the best of the Company’s knowledge, the Company has no shareholder with a controlling interest.

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

The consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2017.

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value, contingent consideration in business combinations measured at fair value, inventories, defined employee benefit liabilities, provisions and deferred tax assets and liabilities. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

C.	Functional and presentation currency

These consolidated financial statements are presented in USD (“$”), which is the Company’s functional currency, and have been rounded to the nearest thousand, except where otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

D.	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires the Company’s management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

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

SodaStream International Ltd.

 Notes to the Consolidated Financial Statements

Note 2 - Basis of preparation – (continued)

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

•	Note 7, Property, plant and equipment.
•	Note 8, Intangible assets.
•	Note 9, Inventories.
•	Note 14, Employee benefits, regarding the measurement of the defined benefit obligation.
•	Note 15, Provisions.
•	Note 21, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.
•	Note 23, Financial instruments.
•	Note 24, Contingencies.
•	Note 26, Share based payments.

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

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when the Group has a legal right to offset the amount and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets:

Receivables, deposits and cash and cash equivalents

Receivables and deposits are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, receivables are measured at amortized cost using the effective interest method, less any impairment losses.

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

Leases under the terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Future payments for exercising an option to extend the lease from the Israel Land Authority are not recognized as part of an asset and corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future dates of renewing the lease agreement. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases and are not recognized on the balance sheet.

When a lease includes both a land component and a buildings component, each component is considered separately for the purpose of classifying the lease, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

G.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on standard operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

J.	Non-current assets held for sale

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use. The assets are measured at the lower of their carrying amount and fair value less cost to sell.

Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on re-measurement, are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

In subsequent periods, depreciable assets classified as held for sale are not periodically depreciated.

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

Remeasurements of the net defined benefit liability (asset) which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest) are recognized in other comprehensive income. Other expenses related to defined benefit plans and employee benefit expenses are recognized in the statement of operations.

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

The grant date fair value of share-based payment awards (equity awards), which include stock options and restricted share units (hereinabove and hereinafter – RSU) granted to employees is recognized as salary expense, with a corresponding increase in equity, over the vesting periods of the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting employee service is adjusted to reflect the number of awards that are expected to vest.

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

L.	Provisions

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

4.	Machinery and plant dismantling

A provision for machinery and plant dismantling is recognized when there is a contractual obligation for such activities.

M.	Revenue

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

N.	Government grants

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

O.	Lease payments

Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

P.	Financial income and expenses

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

Q.	Income tax

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

R.	Net income per share

The Group presents basic and diluted net income per share data. Basic net income per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted net income per share is determined by adjusting the net income attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which consist of the exercise of options and RSUs granted to employees and others.

S.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2016 and have not been applied in preparing these consolidated financial statements:

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

The Group has examined the effects of applying IFRS 9 (2014) and in its opinion the effect on the financial statements will be immaterial.

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

The Group has examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

3.	IFRS 16 Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant accounting policies – (continued)

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or application (with the possibility of certain practical expedients) as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

4.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

The interpretation provides that date of the transaction for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advance consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRIC 22 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: retrospective application; prospective application from the first reporting period the entity initially applied IFRIC 22; or prospective application from the first reporting period presented in the comparative data in the financial statements for the period the entity initially applied IFRIC 22.

The Group is examining the effects of IFRIC 22 on the financial statements with no plans for early adoption.

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

When determining the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels of fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

For further information regarding the fair value hierarchy, see Note 23.

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

The fair value of employee options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average historic volatility of the Company over the expected term of the options), expected life of the instruments (based on averaging the vesting schedule of the options and the contractual term), expected dividends, and the risk-free interest rate (based on government bonds, denominated in the applicable currency and with a remaining life equal to the expected life of the options). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The Company estimates the fair value of awards with market conditions using a Monte Carlo simulation in order to take into account the probability of satisfying the market condition. This approach involves generating random stock price paths through a lattice type structure. Each path results in a

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 4 - Determination of fair values – (continued)

certain financial outcome, such as accelerated vesting or specific option payout. The Company makes this estimate using the conditions that exist at the grant date. The derived service period, which may be the requisite service period, is also determined at this time. Compensation cost for the Company’s awards with a market condition is recognized ratably using the accelerated attribution method if the award is subject to graded vesting over the requisite service period. The compensation cost for the Company’s awards with a market condition is not reversed if the market condition is not satisfied. The Company has estimated the expected term of the awards granted to the Company’s chief executive officer which were approved in December 2015 based on the contractual terms of such awards.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk (including currency, interest, commodity price and other market price risks)

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

The Company’s economic department is in charge of risk management in three primary levels: currency, interest and commodity.

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

The Group’s exposure to credit risk relating to trade receivables is further disclosed in Note 23(A).

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

Liquidity risk

Liquidity risk is the risk of inability or difficulty in connection with meeting the obligations associated with the Group’s financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of approximately 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains secured lines of credit in the amount of $11 million with certain Israeli banks. To the extent such lines of credit are utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 75 and 200 basis points.

The Group's exposure to liquidity risk is further disclosed in Note 23(B).

Market risk

Market risk is the risk of changes in market prices, such as foreign exchange rates, interest rates and commodity prices affecting the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

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

Commodity price risk

The Group is exposed to change in prices of commodities used during the manufacturing process of its products, primarily aluminum and other metals, as well as plastic components, and sugar prices.

The Group uses hedging from time to time and for certain commodities, in order to reduce the exposure.

The Group’s exposure to market risks is further disclosed in Note 23(C).

Capital management

The Board of Directors’ policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s Chief Operating Decision Maker (CODM). These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group's products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and is consolidated in the Group's headquarters for the purpose of presentation to the CODM.

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

The Company aggregates the different markets in which the Group operates into four main reportable geographical segments as set forth below:

-	The Americas
-	Western Europe
-	Asia-Pacific
-	Central and Eastern Europe, Middle East and Africa

The Group’s management aggregates the different markets based on consumer characteristics and geographical proximity.

Segment results are calculated in accordance with the management reports reported to the CODM and as follows:

1.	For markets in which marketing is performed by third-party distributors, segment results represent revenues from external customers, less direct cost of revenues and less participation in advertising expenses for that market.
2.	For markets in which marketing is performed by the Group’s wholly owned subsidiaries, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative and sales and marketing expenses).

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

A          Information about reportable segments

	Year ended December 31, 2016
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	114,747	286,512	49,614	25,192	476,065	-	476,065

Depreciation and amortization	1,993	2,110	649	239	4,991	14,460	19,451

Segments Results	17,433	71,983	10,308	3,678	103,402	(48,930)	54,472
Financial expense, net							2,120
Reportable income before income tax							52,352

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $40.0 million (2015 and 2014: $37.3 million and $62.0 million respectively) of the Group’s total revenues.

(2)	Reconciling items include impairment of other intangible assets in the amount of $1.8 million recorded under other expense in the statement of operations in 2016. Other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company’s Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2015
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135

Depreciation and amortization	2,233	2,219	528	241	5,221	11,722	16,943

Segments Results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241
Financial income, net							(4,842)
Reportable income before income tax							15,083

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $37.3 million (2014: $62.0 million) of the Group’s total revenues.
(2)	Reconciling items include restructuring costs of $9.5 million comprised of charges to revenue of $2.8 million, impairment of inventory of $3.2 million, impairment of property, plant and equipment of $1.0 million, employee benefits of $1.9 million and operating expenses of $0.6 million. Other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company’s Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

	Year ended December 31, 2014
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa	Segments	Reconciliation (1)	Consolidated
	(in thousands)
Revenues	142,301	281,690	53,837	33,946	511,774	-	511,774

Depreciation and amortization	3,143	2,985	524	281	6,933	10,114	17,047

Segments Results	(3,556)	60,099	8,182	5,249	69,974	(55,003)	14,971

Financial income, net							(1,192)

Reportable income before income tax							16,163

(1)	Reconciling items include restructuring costs and goodwill impairment in the amount of $15.6 million and $3.3 million, respectively. Other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company’s Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

B.	Entity level disclosures

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

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa (1)	Segments	Reconciliation (2)	Consolidated
	(in thousands)
December 31, 2016	8,879	16,418	4,947	134,384	164,628	37,582	202,210
December 31, 2015	10,364	13,757	6,713	124,460	155,294	42,095	197,389
December 31, 2014	14,391	18,022	6,283	86,121	124,817	44,389	169,206

(1)         Includes the depreciated cost of property, plant and equipment of the manufacturing facilities as of December 31, 2016 is $133.6 million (2015 and 2014: $122.8 million and $83.9 million, respectively).

(2)	Refer to Note 8 for additional information with respect to an impairment of other intangible assets in the amount of $1.8 million and $0.6 million recorded under other expense in the statement of operations in 2016 and 2015 respectively.

Reconciliation of geographical segments of non-current assets:

	Year ended December 31
	2014	2015	2016
	(in thousands)
Geographical segments non-current assets	124,817	155,294	164,628
Intangible assets	44,389	42,095	37,582
Other non-current assets	2,779	1,537	6,842
Consolidated non-current assets	171,985	198,926	209,052

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating segments – (continued)

Major customers

During 2016, 2015 and 2014 a distributor, located in Western Europe represented 8.4%, 9.0%, 12.2%, respectively, of the total revenue of the Group.

Information about products

	Year ended December 31
	2014	2015	2016
	Revenues
	(In thousands)
Sparkling water makers and exchangeable CO2 cylinders	172,614	*131,749	170,790
Consumables	327,400	*272,276	297,011
Other	11,760	*9,110	8,264

Total	511,774	413,135	476,065

* Reclassified

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 - Property, plant and equipment

						Office
(in thousands)	Land and buildings		Leasehold	Machinery and equipment		furniture and
	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2015	36,554	(6,487)	15,513	117,720	(12,394)	20,840	38,436	1,590	211,772
Additions	29,333	-	403	18,954	-	1,425	-	-	50,115
Disposals	-	-	(7)	(175)	-	(3,439)	-	(359)	(3,980)
Reclassification to Inventories	-	-	-	-	-	-	(2,999)	-	(2,999)
Effect of changes in exchange rates	-	-	(272)	(594)	-	(526)	(2,165)	-	(3,557)
Balance as of December 31, 2015	65,887	(6,487)	15,637	135,905	(12,394)	18,300	33,272	1,231	251,351
Additions	8,596	-	274	15,849	-	1,669	-	49	26,437
Reclassification to assets held for sale	(1,702)	-	-	-	-	-	-	-	(1,702)
Disposals	-	-	(156)	(2,753)	-	(7,327)	(987)	(391)	(11,614)
Reclassification from Inventories	-	-	-	-	-	-	1,635	-	1,635
Effect of changes in exchange rates	-	-	(52)	(227)	-	(96)	(655)	5	(1,025)
Balance as of December 31, 2016	72,781	(6,487)	15,703	148, 774	(12,394)	12,546	33,265	894	265,082
Accumulated depreciation
Balance as of January 1, 2015	415	(26)	11,195	57,182	(4,884)	15,883	5,842	1,348	86,955
Depreciation for the year	512	(60)	806	9,351	(909)	2,491	982	60	13,233
Disposals	-	-	(7)	(127)	-	(3,398)	-	(301)	(3,833)
Restructuring impairment	-	-	-	-	-	-	1,037	-	1,037
Effect of changes in exchange rates	-	-	(158)	(356)	-	(407)	(414)	-	(1,335)
Balance as of December 31, 2015	927	(86)	11,836	66,050	(5,793)	14,569	7,447	1,107	96,057
Depreciation for the year	983	(120)	236	12,154	(1,027)	2,086	1,635	65	16,012
Reclassification to assets held for sale	(218)	-	-	-	-	-	-	-	(218)
Disposals	-	-	(150)	(2,574)	-	(7,388)	(485)	(348)	(10,945)
Effect of changes in exchange rates	-	-	(39)	(125)	-	(131)	(163)	6	(452)
Balance as of December 31, 2016	1,692	(206)	11,883	75,505	(6,820)	9,136	8,434	830	100,454
Carrying amounts
As of January 1, 2015	36,139	(6,461)	4,318	60,538	(7,510)	4,957	32,594	242	124,817
As of December 31, 2015	64,960	(6,401)	3,801	69,855	(6,601)	3,731	25,825	124	155,294
As of December 31, 2016	71,089	(6,281)	3,820	73,269	(5,574)	3,410	24,831	64	164,628

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments that utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 - Property, plant and equipment – (continued)

A.	Restructuring

In 2015, the Group recognized an impairment loss of property, plant and equipment in the amount of $1.0 million in connection with its restructuring plan. The impairment loss is presented in cost of sales.

B.	Capitalized borrowing costs

In 2015, specific borrowing costs in the amount of $584 thousand were capitalized to qualifying assets related to the Group’s construction of its new plant in Southern Israel.

C.	Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a number of finance lease agreements. As of December 31, 2016, the net carrying amount of the leased land and buildings is $2.1 million (2015: $3.1 million).

D.	Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2016, the original cost of such assets is $45 million (2015: $47 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Intangible assets

(in thousands)	Trademarks,
	patents
	and other
	intellectual
	property(1)	Software	Total
Cost

Balance as of January 1, 2015	52,726	20,200	72,926
Additions	194	3,324	3,518
Disposals	-	(3)	(3)
Impairment of other intangible assets	(881)	-	(881)
Effect of changes in exchange rates	(1,587)	(420)	(2,007)
Balance as of December 31, 2015	50,452	23,101	73,553
Additions	50	1,932	1,982
Disposals	-	(2,133)	(2,133)
Impairment of other intangible assets	(3,478)	(50)	(3,528)
Effect of changes in exchange rates	(809)	(101)	(910)
Balance as of December 31, 2016	46,215	22,749	68,964

Accumulated amortization

Balance as of January 1, 2015	19,185	9,352	28,537
Amortization for the year	710	3,000	3,710
Disposals	(250)	-	(250)
Effect of changes in exchange rates	(189)	(350)	(539)
Balance as of December 31, 2015	19,456	12,002	31,458
Amortization for the year	527	2,912	3,439
Disposals	-	(1,740)	(1,740)
Impairment of other intangible assets	(1,659)	(39)	(1,698)
Effect of changes in exchange rates	29	(106)	(77)
Balance as of December 31, 2016	18,353	13,029	31,382

Carrying amounts
As of January 1, 2015	33,541	10,848	44,389
As of December 31, 2015	30,996	11,099	42,095
As of December 31, 2016	27,862	9,720	37,582

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Intangible assets – (continued)

A.	Intangible assets with indefinite useful life

Other than goodwill, the Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets are comprised of trademarks in the amount of $15 million (2015: $15 million) for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of the Group’s brands and the level of marketing support.

B.	Impairment of Goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which goodwill is monitored for internal management purposes, which is not higher than the operating segments, before the aggregation of segments, reported in Note 6 regarding operating segments.

During 2014, the Company recorded goodwill impairment in the amount of $3.3 million. The impairment was in regard to the Group’s subsidiary, SodaStream Professional S.r.l (formally CEM), which was acquired in 2011. The recoverable amount of the subsidiary was based on its value in use and was determined by discounting the future cash flows projected to be generated from the continuing use of the unit. The impairment loss was allocated fully to goodwill and is included in other expenses.

C.	Impairment of other intangible assets

During 2016, the Company recorded an impairment of $1.8 million in regard to other intellectual property originated from an acquisition of a subsidiary.

During 2015, the Company recorded an impairment of $0.6 million in regard to a trademark originated from an acquisition of a subsidiary.

Note 9 - Inventories

	As of December 31
	2015	2016
	(in thousands)
Raw materials and work in process	42,656	31,540
Finished goods	57,500	49,722
Refill cylinder inventory	12,817	6,724

Total	112,973	87,986

During the current year, the write-down of inventories to net realizable value, which was recorded in cost of revenues, amounted to $6.5 million (2015: $7.1 million out of which a write down of $3.2 million was in connection with the Group’s restructuring plan).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Other receivables

	As of December 31
	2015	2016
	(in thousands)
VAT refundable	8,397	2,879
Customs receivable	5,130	2,123
Advances to suppliers	686	1,431
Government grants receivables	11,751	8,906
Prepaid expenses	1,968	2,875
Other	1,167	2,399

Total	29,099	20,613

Note 11 - Cash and cash equivalents

Cash and cash equivalents

	As of December 31
	2015	2016
	(in thousands)
Bank balances	19,138	32,670
Bank deposits (1)	15,396	17,580

Total	34,534	50,250

(1)	Deposit in New Israeli Shekel (NIS) and USD. Bears nominal interest rate of 0.13%-0.75% as at December 31, 2016 (2015: 0.24%).

The Group’s exposure to credit and market risks related to cash and cash equivalents is disclosed in Note 23.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Capital and reserves

A.	Share capital

In thousands of shares	Ordinary Shares
	2014	2015	2016
On issue at January 1	20,885	21,003	21,090

RSU vested during the period (1)	7	7	-
Exercise of employee equity awards (2)	111	80	271

On issue at December 31	21,003	21,090	21,361

Authorized (3)	54,000	54,000	54,000

In USD thousands
Issued and fully paid on December 31	3,400	3,414	3,461

(1)	The RSU relate to a deferred consideration with respect to the shares of an acquired subsidiary, which was accounted for as a compound instrument.

(2)	See Note 26.

(3)	Par value NIS 0.645 each.

Shareholders’ rights

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

Shares reserved for share option plan

See Note 26.

B.	Translation reserve for foreign operations

The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Loans and borrowings

	As of December 31
	2015	2016
	(in thousands)
Current liabilities
Current maturities of long-term loans and short-term credit from bank	11,917	-

Non-current liabilities
Loans from banks	24,905	-

Total	36,822	-

Pledges and guarantees

In 2015, for the purpose of constructing its new factory in Southern Israel, the Group undertook long-term bank loans with respect to which the Group recorded first degree pledges on its land and land development rights in Southern Israel in favor of the lending banks. As of December 31, 2016, all long-term bank loans have been repaid.

In addition, in order to secure fulfillment of the conditions related to the receipt of government grants, a floating lien was registered in favor of the State of Israel on substantially all of the assets of the Company’s manufacturing subsidiary.

The Group has agreed not to pledge or charge and not to undertake to pledge or charge its assets (“negative pledge”), following agreements with financial institutions regarding the receipt of certain bank services, including loans and credit facilities.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits and share-based payments.

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law – 1963 (hereinafter – the Severance Law). For employment periods from July 2010 onwards, with respect to most of its Israeli employees, the Group has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, with respect to its Israeli employees, and for employment periods after July 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Group has an additional reserve deposited in the Group’s name in a recognized compensation fund. Withdrawal of the reserve accruals is contingent upon fulfillment of detailed provisions in the Severance Law.

Some of the non-Israeli subsidiaries calculate an actuarial obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 26.

	December 31
	2015	2016
	(in thousands)
Post-employment benefits	5,960	5,458
Present value of funded obligations
Less fair value of plan assets	(4,415)	(3,994)
Recognized liability for defined benefit plan	1,545	1,464

Other long-term benefits
Liability for seniority grant obligations	501	747

Short-term benefits
Salary and related expenses	9,735	10,897
Liability for holiday pay	2,431	2,330
Total short-term benefits	12,166	13,227

Total employee benefits liabilities	14,212	15,438

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Employee benefits – (continued)

	December 31
	2015	2016
	(in thousands)
Presented under the following items:
Other current liabilities	12,166	13,227
Employee benefits (non-current liabilities)	2,152	2,306
Other receivables (non-current assets)	(106)	(95)

A.	Post-employment benefit plans – defined benefit plan

1.	Movement in the present value of the defined benefit obligations

	December 31
	2015	2016
	(in thousands)
Defined benefit obligations as of January 1	6,331	5,960
Benefits paid by the plan	(1,035)	(779)
Current service cost and interest cost	534	402
Changes in respect of foreign exchange differences	(46)	(85)
Remeasurements:
- Experience adjustments	5	153
- Actuarial (gains) losses from changes in financial assumptions	171	(193)

Defined benefit obligations as of December 31	5,960	5,458

2.	Movement in plan assets

	December 31
	2015	2016
	(in thousands)
Fair value of plan assets as of January 1	4,798	4,415
Contributions paid into the plan	318	389
Benefits paid by the plan	(694)	(539)
Changes in respect of foreign exchange differences	-	(42)
Interest income	76	38
Return on plan assets, excluding interest income	(83)	(267)

Fair value of plan assets as of December 31	4,415	3,994

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Employee benefits – (continued)

3.	Expense recognized in the statement of operations

	Year ended December 31
	2014	2015	2016
	(in thousands)
Current service costs including foreign exchange differences	287	397	318
Net interest on net defined liability	(13)	15	2

Total	274	412	320

4.	Actual return on plan assets

	Year ended December 31
	2014	2015	2016
	(in thousands)
Actual return on plan assets	165	(28)	(228)

5.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2014	2015	2016
Discount rate as of December 31	1.62%	1.12%	1.34%
Future salary nominal increases (1)	2.17%	2.06%	2.27%

(1)	Based on management assessment.

Assumptions regarding future mortality are based on published statistics and mortality tables.

6.	Plan assets

	December 31
	2015	2016
	(in thousands)
Plan assets comprise
Equity instruments	349	441
Debt instruments	654	584
Real estate funds	329	383
Investment funds	3,083	2,586

Total	4,415	3,994

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Employee benefits – (continued)

7.	Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes the impact of changes in the respective assumptions on the defined benefit obligation at the end of the reporting period.

Defined benefit obligation

	December 31, 2016
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(272)	306

Future salary nominal increases	19	(19)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

8.	Expected contributions in 2017

The Group contribution to its funded defined benefit plan is expected to be $325,000 in 2017.

B.	Post-employment benefit plans - defined contribution plan

The Group has a defined contribution plan in respect of the Group’s liability to pay the saving component of provident funds and in respect of certain of its employees who are subject to Section 14 of the Severance Law.

	Year ended December 31
	2014	2015	2016
	(in thousands)
Amount recognized as expense in respect of defined contribution plan	3,488	2,626	2,394

C.	Restructuring

During 2015, employee benefits in connection with the Group’s restructuring amounted to $1.9 million on the statement of operations.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Provisions

			Machinery
	Legal	Right of	and plant
	claims	return	dismantling	Warranty	Total
	(in thousands)

Balance as of January 1, 2016	386	430	411	1,180	2,407
Provision made during the period	170	-	-	1,331	1,501
Provisions used during the period	(269)	(26)	(411)	(469)	(1,175)
Changes in respect of foreign exchange differences	(5)	(10)	-	(72)	(87)

Balance as of December 31, 2016	282	394	-	1,970	2,646

Legal claims

See Note 24.

Right of return

The Group sells certain specific products with an unlimited right of return that entitle customers to a refund. In the opinion of the management of the Company, appropriate provisions have been included in the financial statements to cover the estimated refund obligations. The estimation was based on previous experience and relevant management assumptions.

Machinery and plant dismantling

The provision based on the Group’s estimation of dismantling costs related to one of the Israeli production plants was completely utilized during 2016.

Warranties

The Group provides a limited warranty for products sold to customers.

Note 16 – Other current liabilities

	As of December 31
	2015	2016
	(in thousands)
Employees and payroll-related accruals	12,166	13,227
VAT payable	3,732	3,944
Customer prepayments	1,802	4,230
Other	418	861

Total	18,118	22,262

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 17 - Sales and marketing

	For the year ended December 31
	2014	2015	2016
	(in thousands)
Wages and salaries	33,256	33,093	30,938
Advertising and promotions	76,906	55,133	64,890
Distribution costs	32,840	22,322	21,451
Commissions	11,211	6,975	8,218
Travel expenses	3,033	2,409	2,379
Storage expenses	10,203	6,388	6,849
Depreciation	933	524	374
Other	9,286	11,797	9,558

Total sales and marketing expenses	177,668	138,641	144,657

Note 18 - General and administrative

	For the year ended December 31
	2014	2015	2016
	(in thousands)
Wages and salaries	19,378	18,115	18,519
Share-based compensation	3,760	6,471	4,801
Communication and support costs	5,507	4,008	3,521
Rental and building maintenance	3,853	3,230	3,038
Professional advisors	1,849	1,439	1,225
Legal	2,812	2,085	2,176
Audit & review	991	1,111	988
Depreciation	4,245	4,858	5,034
Travel expenses	897	725	623
Other	6,503	5,216	3,597

Total general and administrative	49,795	47,258	43,522

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Other expense

	For the year ended December 31
	2014	2015	2016
	(in thousands)
Restructuring costs	7,342	-	-
Impairment of goodwill (see Note 8)	3,312	-	-
Impairment of other intangible assets	-	631	1,830
Other	-	-	497

Total other expense	10,654	631	2,327

Note 20 - Financial expense (income), net

	For the year ended December 31
	2014	2015	2016
	(in thousands)
Interest expense related to loans and borrowings	347	468	550
Unwind of discount amortization of provisions and other current liabilities	50	-	-
Interest income on bank balances and bank deposits	(69)	(102)	(91)
Interest expense (income) related to tax authorities, net	73	(16)	64
Total interest expense, net	401	350	523

Foreign exchange differences, net	-	-	1,490
Bank charges	544	392	341
Other financial expenses	544	392	1,831

Foreign exchange differences, net	1,698	4,245	-
Other	439	1,339	234
Other financial income	2,137	5,584	234

Total other financial expense (income), net	(1,593)	(5,192)	1,597

Total financial expense (income), net	(1,192)	(4,842)	2,120

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax

A.	Details regarding the tax environment of the Group

1.	General

The Group subsidiaries are incorporated in various countries where income is generally taxed at statutory rates. Certain subsidiaries benefit from tax incentives or are subject to specific tax rulings.

The regular corporate tax rate in Israel in 2016 is 25% (2015: 26.5%; 2014: 26.5%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

On January 4, 2016, the Israeli parliament (the Knesset) passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, pursuant to which, inter alia, the corporate tax rate was reduced by 1.5% to a rate of 25% as of January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, pursuant to which, inter alia, the corporate tax rate was reduced from 25% to 23% in two steps. The first step was to a rate of 24% as of January 2017 and the second step will be to a rate of 23% as of January 2018.

As a result of the reduction in the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the date of reversal.

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2016 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

The above- referenced change has no material impact on the Company’s consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax - (continued)

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

On December 29, 2016, the Knesset approved the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016. As part of this, inter alia, the Law for the Encouragement of Capital Investments - 1959 was amended. The amendment is effective from January 1, 2017 and provides that companies in Development Area A will be entitled to a reduced tax rate of 7.5% (2016: 9%) for all the company’s income entitled to benefits.

The reduction in the tax rate impacted the Company’s tax benefit in the amount of approximately $0.5 million.

A company having an approved enterprise that distributes a dividend from exempt income, will be required in the tax year of the dividend distribution to pay company tax on the amount of the dividend distributed (including the company tax required as a result of the distribution) at the company tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

3.	Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – the Amendment). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax– (continued)

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli resident company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter –the relief). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, elected to be included in the scope of the amendment of the law as a preferred company as of the 2011 tax year. The subsidiary’s entitlement to be included in the scope of the amendment is subject to fulfillment of certain conditions.

The subsidiary is also qualified as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly, among other benefits, is entitled to higher rates of depreciation.

B.           Composition of income tax expense

	Year ended December 31
	2014	2015	2016
	(in thousands)
Current tax expense (income)
Current period (1)	7,432	2,189	6,262
Adjustments for prior periods, net	98	(648)	325
	7,530	1,541	6,587

Deferred tax expense (income)
Origination and reversal of temporary differences	(3,647)	1,342	1,895
Change in tax rate	(15)	123	(596)
	(3,662)	1,465	1,299

Income tax expense	3,868	3,006	7,886

	Year ended December 31
	2014	2015	2016
	(in thousands)
(1) Including benefits arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period (for which deferred taxes were not recognized) that was used to reduce current tax expense	1,451	1,283	1,383

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax – (continued)

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense

	Year ended December 31
	2014	2015	2016
	(in thousands)
Income before income tax	16,163	15,083	52,352

Primary tax rate of the Company	26.5%	26.5%	25%

Income tax using the Company’s primary tax rate	4,283	3,997	13,088

Additional tax (tax saving) in respect of:
Different tax rate, subsidiaries	104	(5,658)	(6,753)
Tax exempt income	(2)	(167)	(11)
Non-deductible expenses	42	4,006	1,915
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(1,451)	(1,283)	(1,383)
Current year tax losses and benefits for which deferred taxes were not recognized	511	2,156	325
Reversal (creation) of prior periods deferred tax losses and tax benefits	(17)	283	1,097
Taxes in respect of prior periods, net	98	(649)	325
Effect of change in tax rate	(15)	123	(596)
Other differences	315	198	(121)

Income tax expense	3,868	3,006	7,886

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax – (continued)

D.	Deferred tax assets and liabilities

1.	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the expected date of reversal.

Deferred tax assets and liabilities are attributable to the following items:

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2016	352	(6,824)	(522)	187	7,385	259	(563)	274
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(41)	(299)	472	64	(5,053)	3,247	(285)	(1,895)
Effect of change in tax rate	(6)	581	-	(17)	38	-	-	596
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	(12)	-	(3)	(3)	3	-	28	13
Net balance at December 31, 2016	293	(6,542)	(53)	231	2,373	3,506	(820)	(1,012)
Presented under assets	262	47	-	147	192	3,506	-	4,154
Presented under liabilities	31	(6,589)	(53)	84	2,181	-	(820)	(5,166)

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2015	(294)	(6,303)	(801)	403	7,153	1,532	66	1,756
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	678	(547)	249	(199)	313	(1,273)	(563)	(1,342)
Effect of change in tax rate	-	26	-	-	(64)	-	(85)	(123)
Changes recognized in other comprehensive income:
Origination and reversal of temporary differences	-	-	-	-	(3)	-	-	(3)
Changes in respect of foreign exchange differences	(32)	-	30	(17)	(14)	-	19	(14)
Net balance at December 31, 2015	352	(6,824)	(522)	187	7,385	259	(563)	274
Presented under assets	352	(3,801)	(452)	88	4,461	259	199	1,106
Presented under liabilities	-	(3,023)	(70)	99	2,924	-	(762)	(832)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Income tax – (continued)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2016 amounted to $20 million (2015: $82 million). The Group has not recognized $4.7 million (2015: $10 million) of the potential future tax benefits since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2015, the Company has reached an agreement with the Israeli tax authority for finalizing its tax assessments and one of its subsidiaries until and including 2013.

Tax authorities may have different interpretations than the Group’s interpretations with regard to various tax issues. In the opinion of the Group’s management, appropriate provisions have been included in the financial statements to cover estimated tax obligations.

Note 22 - Operational leases

The Group leases its headquarters facility, distribution facilities, one of the manufacturing facilities, sales offices and vehicles under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2016 were $7.4 million (2015 : $5.0 million; 2014: $9.3 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2016 are as follows:

(in thousands)

2017	5,455
2018	2,919
2019	1,597
2020	1,000
2021	605
2022 and thereafter	801

Total	12,377

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments

A.	Credit risk

1.	Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31
	2015	2016
	(in thousands)

Cash and cash equivalents	34,534	50,250
Bank deposits	-	7,000
Derivative financial instruments	631	2,112
Government grants receivables	11,751	8,906
Trade receivables	76,566	87,430

2.	Trade receivables

The Group’s trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31
	2015	2016
	(in thousands)

Not past due	63,188	75,196
Past due 1-30 days	11,838	10,430
Past due 31-90 days	1,763	1,805
Past due more than 90 days	1,658	1,418
	78,447	88,849

Allowance for uncollected receivables	(1,881)	(1,419)

Total	76,566	87,430

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

Allowance for uncollected receivables during the year:

	December 31
	2015	2016
	(in thousands)

Balance as of January 1	1,181	1,881
Provision for non-collection, net	1,478	(202)
Write-offs charged against the allowance	(778)	(260)

Balance as of December 31	1,881	1,419

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
	Currency	2015	2016
		(in thousands)

United States	Dollar	8,700	12,632
Euro countries (1)	€	42,094	47,026
Israel	NIS	4,127	4,246
Switzerland	CHF	1,588	2,099
Australia	AUD	8,740	8,991
South Africa	ZAR	713	1,246
United Kingdom	GBP	2,072	1,601
Sweden	SEK	2,940	2,968
Denmark	DKK	731	242
Norway	NOK	294	691
Canada	CAD	953	2,006
New Zealand	NZD	184	81
Japan	JPY	2,374	2,919
Others		1,056	682

Total		76,566	87,430

(1)	Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customer, a retailer located in Western Europe, accounts for $5.6 million of the trade and other receivables carrying amount at December 31, 2016 (December 31, 2015: $3.9 million). The Group’s most significant customer in 2015, a distributor located in Western Europe, accounted for $4.5 million of the trade and other receivables carrying amount at December 31, 2016 (December 31, 2015: $4.5 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31
	2015	2016
	(in thousands)
Wholesale customers	65,837	76,694
Distributors	9,294	10,190
End-user customers	1,435	546

Total	76,566	87,430

Credit enhancements

Most of the Group's trade receivables are insured by credit insurance policy provided by an international insurer. The insurance coverage is up to a cumulative credit limit of $257 million, providing an indemnification up to a cumulative of the maximum between $19 million or 40 times the current insurance year premium, per annum.

B.	Liquidity risk

The Group maintains credit facilities in order to meet its obligations. The Group intends to finance its long-term investments by long-term loans.

As of December 31, 2016, the Group had no debt. As of December 31, 2016, the Company had short-term credit facilities with a total borrowing capacity of $11 million, of which none was outstanding as of such date. In addition, as at December 31, 2016, the Group entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $ 47 million (2015: $50.5 million). In connection with such agreements in principle, as at December 31, 2016, the Group did not borrow any amount (2015: $2.8 million) as short-term debt.

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

	December 31, 2016

	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)
Non-derivative financial liabilities
Trade payables	41,643	41,643	41,626	17	-	-
Other current liabilities	859	859	859	-	-	-
Total non-derivative financial liabilities	42,502	42,502	42,485	17	-	-

	December 31, 2015
	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7-12 months	1-3 years	3-5 years
	(in thousands)
Non-derivative financial liabilities
Loans and borrowings	36,822	36,822	7,389	4,528	24,905	-
Trade payables	50,549	50,549	50,072	477	-	-
Other current liabilities	417	417	417	-	-	-
Total non-derivative financial liabilities	87,788	87,788	57,878	5,005	24,905	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

C.	Market risk

1.	Foreign currency risk

i.	Exposure to foreign currency risk

The Group’s exposure to foreign currency risk as of the reporting date was as follows:

	December 31, 2016
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	Total

Current assets
Cash and cash equivalents	9,087	13,670	19,367	2,064	370	308	1,105	1,238	301	392	1,381	426	541	50,250
Bank deposits	7,000	-	-	-	-	-	-	-	-	-	-	-	-	7,000
Trade receivables	13,314	47,026	4,246	2,099	8,991	1,246	1,601	2,968	242	691	2,006	81	2,919	87,430
Other receivables	-	-	8,906	-	-	-	-	-	-	-	-	-	-	8,906
Derivative financial instruments	2,112	-	-	-	-	-	-	-	-	-	-	-	-	2,112

Total assets	31,513	60,696	32,519	4,163	9,361	1,554	2,706	4,206	543	1,083	3,387	507	3,460	155,698

Current liabilities
Trade payables	8,541	9,762	18,856	818	1,267	154	512	264	75	188	693	51	462	41,643
Other current liabilities	-	772	87	-	-	-	-	-	-	-	-	-	-	859

Total liabilities	8,541	10,534	18,943	818	1,267	154	512	264	75	188	693	51	462	42,502

Total assets, net	22,972	50,162	13,576	3,345	8,094	1,400	2,194	3,942	468	895	2,694	456	2,998	113,196

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

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

SodaStream International Ltd.

 Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

During 2016 and 2015, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2016, the Group’s notional investment in currency options is $111.4 million
(2015: $99 million) with fair value of $2.1 million (2015: $0.6 million).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31
	2015	2016	2015	2016
	Annual change		Reporting date spot rate

1 EUR	(10.11%)	(3.72%)	1.09	1.05
1 NIS	0.20%	1.18%	0.26	0.26
1 CHF	(0.14%)	(2.77%)	1.01	0.98
1 AUD	(10.65%)	(1.20%)	0.73	0.72
1 ZAR	(24.65%)	12.07%	0.06	0.07
1 GBP	(4.57%)	(16.76%)	1.48	1.23
1 SEK	(7.09%)	(7.87%)	0.12	0.11
1 DKK	(10.35%)	(3.35%)	0.15	0.14
1 NOK	(15.02%)	1.25%	0.11	0.12
1 CAD	(16.14%)	3.14%	0.72	0.74
1 NZD	(12.25%)	1.09%	0.69	0.69
1 JPY	(0.48%)	3.01%	0.01	0.01

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

ii.	Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2016 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2016
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(3,943)	637	4,474	(106)
NIS	(2,397)	(2,068)	4,436	4,107
CHF	226	510	43	(242)
AUD	(469)	340	662	(147)
ZAR	(140)	-	140	-
GBP	58	267	46	(163)
SEK	(229)	126	280	(75)
DKK	(47)	-	47	-
NOK	(90)	-	90	-
CAD	225	510	4	(281)
NZD	(46)	-	46	-
JPY	(145)	155	170	(130)

	December 31, 2015
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(656)	925	1,201	(380)
NIS	1,573	742	(252)	579
CHF	(481)	(184)	739	442
AUD	(273)	525	562	(236)
ZAR	(120)	-	120	-
GBP	(272)	1	272	(1)
SEK	(437)	(114)	504	181
DKK	(90)	-	90	-
NOK	(72)	-	72	-
CAD	(308)	(112)	344	148
NZD	(51)	(12)	51	12
JPY	(267)	-	267	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

2.	Interest rate risk

i.	Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2015	2016
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	15,396	24,580

Variable rate instruments
Financial liabilities	36,822	-

ii.	Cash flow sensitivity analysis for variable rate instruments

As of December 31, a change of 1% in the absolute interest rates at the reporting date would have increased (decreased) equity and net income by the amounts shown below

	December 31, 2015		December 31, 2016
	Equity	Net income	Equity	Net income
	(in thousands)		(in thousands)

Increase in interest	(368)	(368)	-	-

Decrease in interest	368	368	-	-

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments – (continued)

3.	Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, trade receivables, derivative financial instruments, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

For further information regarding determination of fair values see Note 4.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method.

The different hierarchy levels have been defined in Note 4:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial assets

Derivative financial instruments	-	2,112	-	2,112

Total assets	-	2,112	-	2,112

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial assets

Derivative financial instruments	-	631	-	631

Total assets	-	631	-	631

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 24 – Contingencies

Legal proceedings

From time to time, the Group is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of the management of the Company, which is based on, among other things, the opinion of its legal counsels, appropriate provisions have been included in the financial statements (see Note 15), where warranted, to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claims with no specified amount, claims fully covered by the Group’s insurance policy and claims where the likelihood of an outflow of resources is considered to be remote) amounted to $0.7 million as of December 31, 2016. The provision included in the financial statements for such legal claims and proceedings totaled $0.3 million as of December 31, 2016.

The Group is also a party to various personal injury claims (of employees and consumers), as a direct party or a third party. These claims are handled by the Group’s insurers.

Contractual Obligations

The Company’s significant contractual obligations and commitments as of December 31, 2016 amount to $29.8 million. The amount includes purchase obligations for raw material, services and property plant and equipment for a period of less than 1 year.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 25 - Net income per share

	Year ended December 31
	2014	2015	2016
	(in thousands)
Net income for the year ended December 31	12,295	12,077	44,466

Opening balance at January 1	20,885	21,003	21,090
RSU Adjustment (see note 12A-1)	15	7	-
Effect of employee options exercised (1)	68	27	93

Weighted average number of shares at December 31 – basic	20,968	21,037	21,183

Effect of employee options (1)	283	80	333

Weighted average number of shares at December 31 – diluted	21,251	21,117	21,516

Net income per share (In $)
Basic	0.59	0.57	2.10
Diluted	0.58	0.57	2.07

(1) See Note 26.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

At December 31, 2016, 236 thousand options (in 2015 and 2014: 1,765 thousand and 609 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter – the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase the Company’s shares. Each option entitles the option holder to purchase one ordinary share of the Company at the exercise price. The 2007 Option Plan and the 2010 Option Plan are intended to provide an incentive to retain employees and to attract new employees that the Board of Directors determines provide services that are valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

The use of the term options in this note includes both share options and RSU unless stated otherwise.

As of December 31, 2016, 2,071,301 ordinary shares were available for issuance under our option plans of which options to purchase 1,520,887 ordinary shares have been granted and are outstanding. 90,000 options are reserved for grant to three of the Company's directors subject to general meeting approval which, as of the date of the Company’s annual report for 2016, has not been received.

The options granted as of February 23, 2012, will expire ten years after the grant date. Options granted on or after February 23, 2012 but prior to February 26, 2013 will expire six years after the grant. Options granted on or after February 26, 2013 will expire five years after the grant date.

The basic terms of the 2007 and the 2010 Option Plans: 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively.

On December 20, 2012, the annual general meeting approved a grant of options to the CEO, according to which 135,000 options vest in January 2014, and 315,000 options vest in December 2015. The vesting on December 31, 2015 was subject to achieving a performance condition of Weighted Revenue EBITDA Measurement (as may be discounted) of at least 100%. In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” equals the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years of 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Actual Cumulative EBITDA” equals the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and includes all or part of 2016 if the LTIP’s term is extended; “Cumulative Revenue Target” equals the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” equals the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the four years of 2012 through 2015 (inclusive).

As of December 31, 2014, the estimate for achieving the abovementioned performance condition of Weighted Revenue EBITDA Measurement was less than 100% and was considered remote. Therefore, an expense of $4.8 million ($2.6 million with respect to prior years and $2.2 million with respect to 2014) related to the CEO grant of options was reversed. As of December 31, 2015, the above referenced performance conditions were not met.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments – (continued)

In December 2015, the annual general meeting approved a grant of 600,000 options to the CEO out of which 300,000 options vest at grant date and 300,000 options are subject to market condition of which 150,000 options shall become exercisable if at any time following the first anniversary of date of grant the Company’s price per share exceeds $22. The remaining 150,000 options shall become exercisable if at any time following the second anniversary of date of grant the Company’s price per share exceeds $27. The market condition regarding the 150,000 which become exercisable following the first anniversary of date of grant has been met.

In December 2015, the annual general meeting approved to grant to the CEO 100,000 options under the 2010 option plan and a cash bonus in the event of a strategic investment in the Company. The cash bonus shall be equal to 1% of the cash amount invested in the Company at the closing of the strategic investment up to a maximum bonus amount of $500,000. The strategic investment shall be in the aggregate amount of not less than $25 million and the identity of the investor would make a contribution to the Company beyond the actual sum of the purchase of share of the Company.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments – (continued)

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant	Number of
Period	options	Vesting conditions
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Quarter 4, 2007	660,211	144,962	29,965	-	-	-	-	-	485,284	-
Quarter 1, 2008	92,470	-	92,470	-	-	-	-	-	-	-
Quarter 2, 2008	90,332	54,264	36,068	-	-	-	-	-	-	-
Quarter 3, 2008	147,816	3,876	52,658	-	-	-	-	-	91,282	-
Quarter 4, 2008	82,171	32,558	-	-	-	-	-	-	49,613	-
Quarter 1, 2009	8,616	-	8,616	-	-	-	-	-	-	-
Quarter 3, 2009	34,109	34,109	-	-	-	-	-	-	-	-
Quarter 4, 2009	29,457	29,457	-	-	-	-	-	-	-	-
Quarter 1, 2010	26,356	26,356	-	-	-	-	-	-	-	-
Quarter 2, 2010	94,186	94,186	-	-	-	-	-	-	-	-
Quarter 4, 2010	727,450	547,450	-	180,000	-	-	-	-	-	-
Quarter 3. 2011	63,000	63,000	-	-	-	-	-	-	-	-
Quarter 4, 2011	183,000	183,000	-	-	-	-	-	-	-	-
Quarter 1, 2012	40,400	40,400	-	-	-	-	-	-	-	-
Quarter 2, 2012	9,000	9,000	-	-	-	-	-	-	-	-
Quarter 3, 2012	97,500	97,500	-	-	-	-	-	-	-	-
Quarter 4, 2012	457,500	7,500	-	-	135,000	315,000	-	-	-	-
Quarter 1, 2013	328,000	328,000	-	-	-	-	-	-	-	-
Quarter 2, 2013	92,100	92,100	-	-	-	-	-	-	-	-
Quarter 3, 2013	5,000	5,000	-	-	-	-	-	-	-	-
Quarter 4, 2013	110,000	110,000	-	-	-	-	-	-	-	-
Quarter 1, 2014	147,300	122,300	-	-	-	-	25,000	-	-	-
Quarter 3, 2014	13,500	13,500	-	-	-	-	-	-	-	-
Quarter 4, 2014	179,500	-	-	-	-	-	-	179,500	-	-
Modification (i)	(133,139)	-	-	-	-	-	-	(133,139)	-

Quarter 2, 2015	61,000	26,000	-	-	-	-	-	35,000	-	-
Quarter 3, 2015	60,500	60,500	-	-	-	-	-	-	-	-
Quarter 4, 2015	813,000	123,000	-	90,000	-	-	-	-	-	600,000
Modification (ii)	(190,000)	-	-	-	-	-	-	-	-	(190,000)
Quarter 1, 2016	78,000	78,000
Quarter 2, 2016	13,000	13,000
Quarter 4, 2016	17,000	17,000
Total options Granted	4,438,335

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments – (continued)

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date

(2)	Fully vested at grant date.

(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.

(4)	Vests one year after the grant date.

(5)	Vests three years after the grant date, subject to performance condition as detailed above.

(6)	Vests 11 months after the grant date.

(7)	33% - vests one year after grant date and an additional 8.33% vests at the end of each quarter beginning one year after the grant date.

(8)	Other than (1) – (7) above (mainly – quarterly-based, ten to twelve quarters).

(9)	300,000 options fully vested at grant date out of which 190,000 were granted in lieu of 190,000 options which were cancelled. See sub note 9(ii) below. The remaining 300,000 options are subject to market condition with a service period of one year from grant date for 50% of the options, and a service period of two years from grant date for the remaining 50% of the options.

(i)	In November 2014, the Company modified the terms of part of the above grants by cancelling 494,496 outstanding options and granting in return 361,357 new options with a lower exercise price. The new options include new vesting conditions as described in sub note 7 above.

(ii)	In December 2015, the Company modified the terms of part of the above grants by cancelling 190,000 outstanding options and granting in return 190,000 options, fully vested, with lower exercise price. See sub note 9 above.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments – (continued)

A.	The number and weighted average exercise prices of options are as follows:

	Number of options and RSUs			Weighted average exercise price ($) (*)
	2014	2015	2016	2014	2015	2016

Outstanding at January 1	1,870,608	1,813,591	2,273,499	33.79	29.11	22.21

Forfeited and expired during the period	(153,552)	(204,332)	(589,617)	46.19	38.04	22.60

Exercised during the period	(110,626)	(80,260)	(270,995)	8.11	15.80	20.32

Granted during the period	340,300	934,500	108,000	31.55	15.50	16.61

Modification during the period	(133,139)	(190,000)	-	22.00	15.00	-

Outstanding at December 31	1,813,591	2,273,499	1,520,887	29.11	22.21	19.07

Exercisable at December 31	754,345	959,339	1,019,031	27.02	21.00	20.07

Weighted average remaining contractual life (years) (*)	4.61	4.15	3.60
Weighted average contractual life (years) (*)	6.76	6.07	6.07

(*) Weighted average data excludes RSU.

The options outstanding as at December 31, 2016 have an exercise price of NIS 0.645, €1.61, €4.84, €10.32, and $13 - $52 (2015: NIS 0.645, €1.61, €4.84, €10.32, and $15 - $52 ; 2014: NIS 0.645, €1.61, €4.84, €10.32, $20.00 and $22 - $52). The weighted average share price at the date of exercise for options exercised in 2016 was $30.30 (2015: $16.75; 2014: $36.9).

B.	Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula for options with non-market conditions and based on Monte Carlo model for options with market conditions. See Note 4D.

Expected volatility is estimated based on the weighted average historic volatility of the Company's stock over the expected term of the options. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the Company's ordinary shares commenced trading in November 2010 and therefore there is insufficient history of option exercises. The risk-free interest was determined on the basis of AAA-rated Euro area central government bonds for grants prior to December 31, 2011, and for grants from January 1, 2012 onwards on the basis of the appropriate yield rates of non-indexed linked U.S. Federal Reserve treasury bonds for the expected term.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Share-based payments – (continued)

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31
	2014	2015	2016
Weighted average fair value at grant date (in USD)	20.66	8.08	7.18

The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)	24.56	17.26	16.47
Exercise price (weighted average) (in USD)	31.55	15.50	16.61
Expected volatility (weighted average)	48%-63%	45%-58%	42%-56%
Option life (years)	5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	0.78%-2.02%	0.38%-1.72%	0.47%-1.38%

C.	Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 4.02% for management (including non-employees) and 3.71% for other employees based on the Company’s assessment.

Remuneration expenses

	Year ended December 31
	2014	2015	2016
	(in thousands)
Expenses arising from share-based payment grants settled by the Company’s equity instruments	3,760	6,471	4,801

See Note 27 regarding options that were granted to key management personnel.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Related parties

A.           Key management personnel compensation

In addition to their remuneration, the Group also provides non-cash benefits (such as vehicles) to key management personnel. Key management personnel are also entitled to post-employment benefits (for which the Group contributes to a defined benefit plan on their behalf) and participate in the Company’s share option plan (see Note 14 and Note 26, respectively).

Compensation to key management personnel:

	Year ended December 31
	2014		2015		2016
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		(in thousands)		(in thousands)		(in thousands)
Short-term employee benefits	16	2,710	16	2,586	16	2,519
Long-term employee benefits(**)	1	750	1	412	-	-
Post-employment benefits	12	177	9	119	8	95
Share-based payments	16	(*) 4,215	16	4,150	16	3,578

Total		7,852		7,267		6,192

(*) The share-based payment presented in this table does not include $4.8 million related to the reversed CEO grant of options. See Note 26.

(**) The long-term employee benefits include a cash bonus of $1.2 million (of which $0.4 million was recognized in our audited consolidated financial statements for the year ended December 31, 2015 and $0.75 million was recognized in our audited consolidated financial statements for the year ended December 31, 2014) in connection with the long-term incentive plan for the Company’s Chief Executive Officer which was approved by the Company’s shareholders on December 20, 2012 (“the Bonus”). In April 2016, the Company’s Chief Executive Officer notified the Company unilaterally to defer and condition the payment of 50% of the Bonus with the achievement or overachievement of the Company’s operating income target for the year ended December 31, 2016 as per its 2016 budget. The target was achieved and the cash bonus was paid during February 2017.

SodaStream International Ltd.

 Notes to the Consolidated Financial Statements

Note 27 - Related parties – (continued)

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

Note 28 – Subsequent events

In March 2017, the Group’s wholly owned subsidiary, SodaStream Industries Ltd., employees’ committee issued a dispute notice to the Company. The Company cannot predict whether or not a work stoppage will be initiated in connection with such dispute notice.

