Form 20-F
period 2017-12-31
SodaStream International Ltd.
filed 2018-03-22
CIK 1502916

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001‑34929

SODASTREAM INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

Gilboa Street,

Airport City 7019900, Israel

(Address of principal executive offices)

Daniel Birnbaum

Chief Executive Officer

SodaStream International Ltd.

Gilboa Street

Airport City 7019900, Israel

Telephone: +972 (3) 976‑2317

Facsimile: +972 (3) 973‑6673

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding 22,122,935 ordinary shares, par value 0.645 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☒   No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes   ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐   Item 17   ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes   ☐   No   ☒

INTRODUCTION

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	growing our business by continuing to position our brand around health and wellness;
•	our plans to develop and introduce new products;
•	our plans to increase our installed base in our markets and generate ongoing demand for our consumables;
•	our intention to use certain marketing techniques for expansion into select new markets and broaden our penetration in existing markets;
•	increasing the number of stores in markets where we sell our products;
•	our belief that the sale of sparkling water makers will increase the sale of consumables;
•	our belief regarding our ability to meet demand for our products;
•	our belief that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply for our raw materials; and
•	entering selected new markets, including in collaboration with distributors.

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

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.KEY INFORMATION

A.   Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. The following table sets forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards or the IFRS, as issued by the International Accounting Standards Board. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2017, and the consolidated balance sheet data as of December 31, 2016 and December 31, 2017 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated statements of operations data for the year ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report. The information presented below under the caption “Other financial and operating data” contains unaudited information that is not derived from our financial statements.

	Year Ended December 31,
(in thousands, except share and per share amounts)	2013	2014	2015	2016	2017
Consolidated statements of operations data:
Revenues	$562,723	$511,774	$413,135	$476,065	$543,371
Cost of revenues	277,153	258,686	216,364	231,087	253,512
Gross profit	285,570	253,088	196,771	244,978	289,859
Operating expenses:
Sales and marketing	186,289	177,668	138,641	144,657	159,225
General and administrative	50,353	49,795	47,258	43,522	49,117
Other expenses, net	—	10,654	631	2,327	142
Total operating expenses	236,642	238,117	186,530	190,506	208,484
Operating income	48,928	14,971	10,241	54,472	81,375
Interest expense (income), net	551	401	350	523	(421)
Other financial expenses (income), net	1,695	(1,593)	(5,192)	1,597	(933)
Total financial expenses (income), net	2,246	(1,192)	(4,842)	2,120	(1,354)
Income before income tax	46,682	16,163	15,083	52,352	82,729
Income tax expense	4,655	3,868	3,006	7,886	8,340
Net income	$42,027	$12,295	$12,077	$44,466	$74,389
Net income per ordinary share:
Basic	$2.02	$0.59	$0.57	$2.10	$3.41
Diluted	$1.96	$0.58	$0.57	$2.07	$3.29
Shares used in computing net income per ordinary share:
Basic	20,790,930	20,968,498	21,036,681	21,183,238	21,807,958
Diluted	21,427,958	21,251,118	21,116,994	21,516,267	22,576,550

	Year Ended December 31,
(in thousands)	2013	2014	2015		2016	2017
Other financial and operating data (unaudited):
Total number of sparkling water makers sold	4,449	3,225	2,417		2,941	3,657
Total number of CO2 refills sold (1)	21,479	25,012	26,755		29,407	32,518
EBITDA(2)	$63,921	$32,018	$27,184		$73,923	$103,663
Adjusted EBITDA(3)	$63,921	$50,979	$37,333	*	$75,753	$103,663
Adjusted net income (3)	$42,027	$27,944	$21,595		$44,466	$74,389

*Reclassified (See the table “Reconciliation of net income to EBITDA” below)

	As of December 31,
(in thousands)	2013	2014	2015	2016	2017
Consolidated balance sheet data:
Cash and cash equivalents	$40,885	$46,880	$34,534	$50,250	$85,168
Bank deposits	—	—	—	7,000	—
Financial Investments	—	—	—	—	70,000
Working capital (4)	155,382	158,840	140,690	124,762	132,251
Total assets	484,999	487,298	452,729	465,927	616,865
Loans and borrowings	15,452	43,884	36,822	—	—
Total liabilities	153,393	156,523	118,541	82,408	115,689
Total shareholders’ equity	331,606	330,775	334,188	383,519	501,176

(1)

The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60‑liter cylinder size.

(2)

EBITDA is a non-IFRS measure and is defined as earnings before total financial expense (income), net, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense).

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

(3)

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and impairment of goodwill and other intangible assets. For 2015, Adjusted EBITDA eliminates the effect of impairment of other intangible assets and restructuring costs. For 2016, Adjusted EBITDA eliminates impairment of other intangible assets. For 2015, Adjusted net income is a non-IFRS measure, which eliminates the effect of restructuring costs. We believe that Adjusted net income and Adjusted EBITDA, as described above, should be considered in evaluating our operations. Adjusted net income excludes restructuring costs because it is mostly a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense) and Adjusted net income and Adjusted EBITDA are useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items.

(4)

Working capital is defined as (i) total current assets, excluding cash and cash equivalents, bank deposits and financial investments, minus (ii) total current liabilities, excluding loans and borrowings.

	Year Ended December 31,
(in thousands)	2013	2014	2015		2016	2017
Reconciliation of net income to EBITDA:
Net income	$42,027	$12,295	$12,077		$44,466	$74,389
Financial expense (income), net	2,246	(1,192)	(4,842)		2,120	(1,354)
Income tax expense	4,655	3,868	3,006		7,886	8,340
Depreciation and amortization	14,993	17,047	16,943		19,451	22,288
EBITDA	$63,921	$32,018	$27,184		$73,923	$103,663
Restructuring costs	—	15,649	9,518		—	—
Goodwill and other intangible assets impairment	—	3,312	631	*	1,830	—
Adjusted EBITDA	$63,921	$50,979	$37,333		$75,753	$103,663

*Reclassified

	Year Ended December 31,
(in thousands)	2013	2014	2015	2016	2017
Reconciliation of net income to adjusted net income:
Net income	$42,027	$12,295	$12,077	$44,466	$74,389
Restructuring costs	—	15,649	9,518	—	—
Adjusted net income	$42,027	$27,944	$21,595	$44,466	$74,389

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

A key element of our strategy is to expand in target markets, including the United States and Germany, and our failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.

A key element of our strategy is to grow our business by expanding sales of our sparkling water makers, CO2 refills and other consumables in certain existing markets that we believe have high growth potential and in select new markets. In particular, a significant portion of our growth efforts are focused on the United States, the world’s largest market for carbonated beverages and an important potential growth market and on Germany, a key market in terms of revenue and profit. Our success depends, in large part, upon long-term consumer acceptance and adoption of our products. We face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems, including, among other things, identifying and addressing market trends and consumers’ tastes and preferences, which often differ between markets, adapting to changes in market trends and consumers’ tastes and preferences in our existing markets, encouraging consumers to make sparkling water beverages at home rather than purchasing sparkling water beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. In recent years, we have invested, and we expect to continue to invest, amounts in positioning our brand around health and wellness. We may not be successful in establishing such positioning and such positioning might not appeal to consumers. We may not achieve the anticipated positive results or growth from positioning our brand around health and wellness, even if we succeed in establishing and maintaining such positioning. There can be no assurance that we will meet any of the challenges we face or that we will succeed in achieving our growth strategy in our existing markets, including in the United States and in Germany, or in new markets that we are targeting, and the failure to do so would materially adversely affect our growth in a particular market or markets and may materially adversely affect our business, financial condition, results of operations and prospects.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand awareness we desire, which may adversely affect our business and prospects.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create and maintain awareness of our products and our brand in a manner that appeals to consumers. In recent years, we have invested, and we expect to continue to invest, amounts to establish our positioning around health and wellness and environmental friendliness and our future growth depends in part on our successfully positioning our brand and products in a manner that appeals to consumers. To create and maintain product and brand awareness, we engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential, such as the United States as well as in digital and social media campaigns. Our future growth and results of operations depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

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

Our digital and social media campaigns are global and may be subject to various regulations in different jurisdictions relating to fair competition, comparative advertising, copyrights and consumer protection.

Our digital and social media marketing efforts are global, which subject them to various regulations in the markets in which we operate and in which they are released. These laws include unfair competition, comparative advertising, copyrights and consumer protection laws and they vary by jurisdiction and country. Once a digital campaign is launched, we cannot control or limit it to a certain jurisdiction, media or channel, which could lead to third party claims or regulatory actions in certain jurisdictions. Defending such claims or regulatory actions in various jurisdictions may divert the attention of our management from running the day-to-day operations of our business. Further, a negative ruling by a court may require us to withdraw a campaign, subject us to liabilities, including payment of damages, impair our marketing efforts or limit our ability to increase our sales, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to grow our business successfully depends, among other things, on our ability to develop and implement our production and operating infrastructure in a way that would effectively support our growth in our target markets.

We are targeting certain markets for growth, including the United States. Achieving and successfully managing growth in our target markets will require us to continue developing and implementing our production and operating infrastructure, including, among other things, infrastructure and logistics for our products’ distribution and supply chain, quality assurance controls, product development, manufacturing of our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2  cylinders for filled ones, whether through retailers, direct channels or otherwise. The development and implementation of our infrastructure requires significant investment and can be complex in the markets in which we operate and seek to operate. We expect that these investments will increase and become increasingly complex as our business grows. Our future results will depend on our ability to successfully develop and implement these initiatives, particularly in our larger markets. Failure to do so could negatively impact our efforts to increase our sales in the markets in which we operate and seek to operate and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2018.

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

We currently produce most of our products at a single facility, the Lehavim facility, located in the southern part of Israel, including metals (such as cylinder manufacturing and cylinder retesting), CO2  refills, plastic injection, bottle blowing and printing, machining and assembly. We continue to manufacture flavors in Ashkelon, located on the Mediterranean coast of Israel.

If operations at any of our manufacturing facilities, and at the Lehavim facility in particular, were to be disrupted as a result of equipment failures, earthquakes or other natural disasters, fires, accidents, work stoppages, power outages, water shortages, acts of terrorism or war, or other reasons, we may be unable to produce our products for extended periods of time. A facility and certain equipment located therein would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located at a facility. Lost sales or increased costs that we may experience due to the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. The occurrence of any of such events could have a material adverse effect on our business, financial condition, results of operations and prospects.

We lease some of our facilities from third parties, including our manufacturing facility in Ashkelon where we manufacture our flavors. As such, there is a risk that we will not be able to renew the lease agreements, which could lead to a disruption of our operations, or that the terms of the leases under any such renewals will be on less favorable terms. If we are not successful in renewing the lease of our manufacturing facility in Ashkelon or in establishing an alternative manufacturing facility in a timely manner, the production of our flavors may be delayed, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in continuing to develop or in maintaining our presence in retail networks for the sale of our products and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth in both existing and new markets depends significantly on our ability to develop and maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation systems and through which our consumables and other products are sold. Our ability to successfully expand in our target markets depends, among other things, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems, the exchange of our empty CO2  cylinders and the sale of our other consumables and products. There can be no assurance that we will be successful in establishing or maintaining relationships with strong retailers in the markets we are targeting for growth, or if successful, that we will do so in a time frame consistent with our plans or in a way that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market or markets and may adversely affect our business, financial condition, results of operations and prospects.

We may face competition from sales of consumables and, in particular, with respect to refilling our exchangeable CO2 cylinders, which could adversely affect our business, financial condition and results of operations.

Our business of refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain ownership of the exchangeable CO2  cylinders included in our home beverage carbonation systems and provide them under license, whether sold with our systems or as a separate component. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2  cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that the cylinders are provided under license. Nevertheless, these contractual arrangements have not always been effective, and in a number of locations, suppliers of CO2, not authorized by us, have sought or may in the future seek, to refill our exchangeable CO2  cylinders or refill other exchangeable CO2  cylinders marketed as compatible with our systems. In addition to creating potential safety and public health risks, such sales of consumables by third parties, unauthorized by us, may result in lost sales opportunities for us, negatively impact customer retention and could harm our reputation if these products cause damage when used with our products.

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

Further, in our key markets, if we are unable to successfully compete with other suppliers of CO2 cylinders and CO2 refills, our business, financial condition, results of operations and prospects may be materially adversely affected.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from companies which offer products that compete with ours, including sparkling water makers, carbonation bottles, flavors, CO2 cylinders and CO2 refills. We anticipate that we will face additional competition from competitors that may enter the home carbonated beverage and sparkling water market, including from manufacturers of home beverage carbonation systems and consumables and manufacturers of carbonated beverages. Current or future competitors may, for example, introduce products with features which may cause consumers to stop using our systems or to use them less frequently, such as sparkling water makers that do not require the exchange of CO2  cylinders or that use other methods of carbonation. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. Increased competition from existing or new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, our competitors’ arrangements with their collaborators may prevent us from entering into similar, or other, arrangements with such collaborators.

Furthermore, some competing products might not meet proper safety requirements and their failure may result in personal injury. Such safety failures may make the entire home beverage carbonation systems category perceived as unsafe, negatively impact our sales and harm our reputation and brand, which could have a material adverse effect on our business, financial condition and results of operations.

We also face competition from companies that sell counterfeit reproductions of our sparkling water makers. Although we monitor and attempt to take action against such companies when we deem it appropriate, there can be no assurance that we will be successful in deterring competitors from manufacturing and selling counterfeit reproductions of our products. The sale of counterfeit reproductions of our products may result in lost sales opportunities and cause harm to our brand and reputation due to the lower quality of these counterfeit products compared to our products. The risk of counterfeiting may increase with the expansion of our business and increased recognition of our brand name. Finally, we face competition from beverage companies, including large global companies, for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

A number of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, manufacturing and other resources than are available to us, and have established brands and greater brand awareness. These competitors may use their resources and scale to respond more rapidly than we can to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities.

We may be unable to retain our customers in markets where we have an established presence due to changes in consumer preferences, spending habits and perceptions.

Our long-term revenue growth and profitability depend upon our ability to implement our business model of selling sparkling water makers to new consumers and our consumables to consumers who already own our sparkling water makers. Since we derive higher profit margins from our consumables, the continued use of our home beverage carbonation systems by, and the repeat sales of our consumables to, consumers who have already purchased our systems are important to our business. In markets where we have an established presence, we face the challenge of retaining customers due to changes in consumer preferences, spending habits and perceptions, including with respect to the exchange of the CO2 cylinders, as well as the introduction of competing products, any of which may cause our customers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our customers, we will need to identify and respond quickly to such changes, including through creative initiatives, such as new product offerings and special promotions. For example, in response to what we believe is a shift in consumer preferences towards health and wellness in the carbonated beverage industry, in recent years, we have made significant efforts to position our brand around health and wellness. However, we may not be successful in establishing and maintaining such positioning and such positioning might not appeal to consumers. Our failure to predict or respond effectively to changes in consumer behavior, which often differ between markets, including where they shop, could result in a reduction in the number of our customers, which could lead to lower revenues and increased inventories, and would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, consumer protection agencies that have broad authority to order product modifications or recalls may take such actions with respect to our products, even if we include explicit instructions with our products regarding their use. Under these circumstances, we could be required to offer to exchange our existing products for new ones or to recall products entirely from the market, which would materially adversely affect our business, financial condition, results of operations, brand and reputation.

Our product liability insurance for personal injury and damage to property may not be sufficient or available to cover product liability claims, or similar claims, against us, which could materially adversely affect our financial condition and results of operations. Whether or not a claim against us would be successful, defense of a claim may be costly and the existence of any claim may materially adversely affect our business, financial condition, results of operations and reputation.

Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us and have a material adverse effect on our business, brand, financial condition, results of operations and prospects.

The strength of our brand and product, and our ability to compete depend in part on the intellectual property we own. While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us of intellectual property rights or the successful independent development by third parties of the same or similar confidential or proprietary innovations. We have been in the past, and may in the future be, subject to opposition proceedings with respect to applications for registrations of our intellectual property, including, but not limited to, our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to the registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which includes the ability to obtain, protect and enforce patents, trade secrets and other know-how relating to our technologies. Our current patent portfolio is limited and certain patents that cover aspects of our products have expired or are due to expire in the next few years. Although we hold additional utility patents and design registrations and patents, as well as have pending patent and registration applications that may protect certain aspects of our products for an extended period, there can be no assurance that pending U.S. applications or applications in other jurisdictions will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

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

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of unauthorized third-party uses of our trademarks and designs, and there may be other third parties using trademarks or names, or designs, similar to ours of which we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, Russia, Argentina and others, in which legal protection of intellectual property rights is less robust than in the United States and other developed markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying our sparkling water makers and components.

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

We may be subject to claims by third parties asserting that our products and other intellectual property infringe, or may infringe, their proprietary rights, which, if successful, could materially adversely affect our business, financial condition and results of operations.

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

The dollar is our functional and reporting currency. However, a significant portion of our cost of revenues and operating expenses are incurred in NIS, and to a lesser extent, in other currencies, such as the Euro. As a result, we are exposed to the risks that the Israeli shekel or these other currencies may appreciate relative to the dollar. In any such event, the dollar cost of our non-dollar denominated operations would increase and our dollar-denominated results of operations would be adversely affected. Furthermore, because a material portion of our revenues is denominated in currencies other than the dollar, the strengthening of the dollar in relation to other currencies, in particular the Euro, will negatively affect our results of operations. For example, in 2017, our operating income was negatively impacted from changes in foreign currency exchange rates by approximately $4.0 million. We cannot predict any future trends and rates of devaluation (if any) of the Israeli shekel or any of these other currencies against the dollar. Although we currently engage in hedging transactions to minimize our currency exchange rate risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability and may vary from quarter to quarter. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

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

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for prior tax periods. For example, the tax authorities in the United States have increased their focus on transfer pricing procedures, which could result in a greater likelihood of a challenge to our transfer pricing arrangements and the risk that we will be required to adjust them and reallocate our income. Such an adjustment could result in a higher effective tax rate than that to which we are currently subject. We expect that the issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. Any change to the allocation of our income as a result of reviews by taxing authorities could have a negative effect on our financial condition and results of operations.

In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and the ultimate tax determination is uncertain for many transactions and calculations. Although we believe our estimates are reasonable, our ultimate tax liability may differ from the amounts recorded in our financial statements and may materially adversely affect our financial condition and results of operations in the period or periods for which such determination is made. We have created reserves with respect to tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

The base erosion and profit shifting, or the BEPS, project undertaken by the Organization for Economic Cooperation and Development, or the OECD, may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, which are being adopted in different manners by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results

In the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act, or the TCJA, made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially adversely affect our financial position and results of operations. The application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

Our products are subject to extensive governmental regulation in the markets in which we operate.

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations with which we must comply are those governing the manufacturing and transportation of our exchangeable CO2  cylinders. In the United States, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2  cylinders are considered hazardous materials due to the highly pressurized CO2  inside, and the applicable regulations consequently restrict our ability to ship our exchangeable CO2  cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will be in compliance with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as criminal sanctions, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

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

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, governmental authorities in certain of our markets, such as Finland, France, United Kingdom and certain states in the United States, have imposed taxes on sugar-sweetened beverages which apply to our flavors. Other governmental authorities, such as certain states in the United States, have introduced, or considered levying, similar taxes. If such taxes are introduced and were to apply to our flavors, the sales and consumption of such flavors might decrease and thereby have a material adverse effect on our financial condition and results of operations.

An increase in the cost or a shortage of supply of the raw materials, some of which are commodities, for our products could have a material adverse effect on our business, financial condition and results of operations.

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

Higher energy costs and other factors affecting the cost of producing, transporting and distributing our products could materially adversely affect our results of operations.

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

Adverse or uncertain conditions in the global economy could materially adversely affect customer demand for our products.

A number of economic factors, including gross domestic product, availability of consumer credit, consumer sentiment, retail trends, fiscal and credit market uncertainty, and foreign currency exchange rates, generally affect demand for our products. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, which may impact sales of our products. If a global recession occurs, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies and other events. A prolonged economic downturn or recession in, or the imposition of trade restrictions by, any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, may cause significant changes in both the volume and mix of our product sales, which could materially adversely affect our business, financial condition and results of operations. We may be required to implement cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast demand for our products, make business decisions, and identify and prioritize the risks that may affect our business, sources and uses of cash, financial condition and results of operations. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks.

These conditions may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs.

If we do not adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets appropriately and in a timely fashion, our business, financial condition and results of operations may be materially and adversely affected.

We depend on the expertise of key personnel. If these individuals leave without replacements, our operations could suffer.

Our success depends on the continued service of our senior management. The loss of the services of certain of these individuals could delay or prevent the successful implementation of our business plans, or could otherwise affect our ability to manage our company effectively. Given their extensive knowledge of the home beverage carbonation industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for members of our senior management team, particularly our Chief Executive Officer, Daniel Birnbaum, would impair our ability to implement our business strategies and plans and could have a material adverse effect on our business and results of operations.

Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation business.

We believe that an appropriate IT infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations.

Additionally, if our current back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT system to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Furthermore, a cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. Additionally, we have access to sensitive customer information in the ordinary course of business. If a significant data breach occurs and we lose customer information, our reputation may be materially and adversely affected, our customers’ confidence in us may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on our business and result of operations. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially adversely affect our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

Non-compliance with new regulatory data privacy concerns, including regulations of cross-border data transfer restrictions and other domestic or foreign regulations may lead to penalties and loss of reputation, which could materially adversely affect our business.

Our company is global and privacy and data protection regulations vary greatly around the world. The increasingly-burdensome regulatory environment surrounding privacy and data protection issues may adversely affect our business, including through increased risk, costs and expanded compliance obligations. Many U.S. states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. In the United Kingdom, or the U.K., businesses are currently subject to the Data Protection Act 1998, which requires that appropriate technical and organizational measures be taken against unauthorized or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data. Additionally, the General Data Protection Regulation, or the GDPR, of the European Union, or the E.U., will enter into force in May 2018. Among other areas, this law will regulate the protection of personal information of citizens of E.U. countries. The GDPR will supersede current E.U. data protection legislation, impose more stringent E.U. data protection requirements, provide for greater penalties for noncompliance and may cause us to incur additional compliance costs. The U.K. government is also expected to enact U.K. laws similar to the E.U. GDPR after the U.K. completes its exit from the E.U. as part of “Brexit.” Such laws and regulations are also subject to new and differing interpretations and may be inconsistent among jurisdictions. In addition, in many cases these privacy laws apply not only to transfers of information to third parties, but also transfers within an enterprise. Noncompliance with, and other burdens imposed by, such laws, regulations and standards may subject us to significant fines, penalties or liabilities, any of which could harm our business.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms, if at all.

Based on current expectations, we believe that our cash on hand, financial investments, cash flows from operations and borrowings available under our short-term credit facilities from financial institutions will be sufficient to meet our currently anticipated cash requirements for the next 12 months. However, in the future, we may require additional capital in order to finance our activities. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of debt would result in debt service obligations and the terms of which may include operating or other covenants that might, among other things, restrict our ability to pay dividends to our shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. If we were to issue equity to raise capital, it would dilute the holdings of our existing shareholders.

We rely on third-party distributors of our home beverage carbonation systems and consumables in a number of our markets.

In some less significant markets we rely on relationships with third-party distributors for the distribution of our home beverage carbonation systems and consumables. Where we rely on third-party distributors, we have less control than when we distribute directly and can be adversely affected by the actions of our distributors. Furthermore, our distributors also manage the reverse logistics needed for customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. If our distributors fail to manage the reverse logistics successfully, our customers may have difficulty in exchanging the CO2 cylinders, which could negatively affect our brand and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customers in that market, which may, in turn, materially adversely affect our business, financial condition, results of operations and prospects.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on the securities exchanges in the United States have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time consuming, disrupting our operations and diverting the attention of our management from running the day-to-day operation of our business. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities.

Risks Related to our Operations in Israel

We conduct operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business.

We are incorporated under the laws of the State of Israel, and our principal offices and our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, the Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian National Authority, it is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in any additional agreements. In recent years, including in 2014, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran, which has a strong influence among extremist groups in the region, such as Hamas in the Gaza Strip and Hezbollah in Lebanon.

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

In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. These restrictions may limit our ability to distribute our products in these countries or establish distributor relationships with companies operating in these regions. The State of Israel and Israeli companies have been and are today subjected to threats of economic boycotts. In recent years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Any hostilities involving Israel or any interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our business, financial condition and results of operations. Organizations are facing increasingly sophisticated, continuously changing, and targeted cyber threats, including the growing threat of cyber terrorism throughout the world, and we may be targeted by cyber terrorists because we are an Israeli company.

Our employees at our Lehavim facility in Israel have joined the Histadrut (General Federation of Labor in Israel) and established an employees’ committee, which has resulted and may further result in, among other things, our incurring additional labor costs and experiencing work stoppages and/or reduced operational flexibility.

In the fourth quarter of 2016, we were notified by the Histadrut (General Federation of Labor in Israel) that our Israeli subsidiary’s employees at our Lehavim facility have decided to join the Histadrut and that they have established an employees’ committee. In March 2017 a limited number of our Israeli subsidiary’s employees commenced a work stoppage. Such work stoppage has not adversely impacted our business operations. In May 2017, we notified the Histadrut of our decision to unilaterally withdraw from the negotiations of a collective bargaining agreement in light of the violent behavior towards our company and employees, which was encouraged by the Histadrut. In 2017, the Histadrut filed a collective bargaining dispute motion against us, claiming that we allegedly interfered with the unionization of our Israeli subsidiary’s employees at our Lehavim facility. For additional information regarding the legal dispute, see “Item 8 A. — Consolidated Statements and Other Financial Information — Legal proceedings.”

We have incurred and could further incur in the future increased operational costs and/or experience work stoppages. If we enter into a collective bargaining agreement, such agreement may result in increased labor costs and limit our operational flexibility and we may also experience work stoppages or disruptions to our operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Our operations could be disrupted by the obligations of our employees to perform military service. Generally, adult citizens and permanent residents of Israel until the age of 40 (or older, for individuals who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform up to 36 days (and in some cases more) of military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received.

One of our Israeli subsidiaries is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719‑1959, or the Investment Law, and the Israeli Law for the Encouragement of Industry (Taxes), 5729‑1969. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and the regulations promulgated thereunder, as amended. If this subsidiary does not meet these requirements, the tax benefits could be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Furthermore, these tax benefits may be reduced or discontinued in the future. The termination or reduction of these tax benefits would increase our tax liability, which would harm our financial condition and results of operations. See “Item 10.E. —  Taxation - Israeli tax considerations and government programs —  Law for the encouragement of capital investments, 5719‑1959.”

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

We are incorporated in Israel. All of our executive officers and most of our directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a judgment of a U.S. court based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Rights and responsibilities of our shareholder are governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase in the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, shareholders have a general duty to refrain from discriminating against other shareholders and a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in a company has a duty of fairness towards the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. —  Board Practices —  Fiduciary duties and approval of specified related party transactions under Israeli law - Duties of shareholders.”

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we follow and we may in the future elect to follow additional home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules, or the Nasdaq Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers and director nomination procedures. In addition, we may elect to follow Israeli corporate governance practices instead of the requirements under the Nasdaq Rules to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection than is accorded to investors of U.S. domestic issuers. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. See “Item 16G. —  Corporate Governance.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Moreover, as a foreign private issuer, our officers, directors and 10% shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We may from time to time disclose certain purchases or sales of our shares by our Chief Executive Officer and Chief Financial Officer, but may not do so consistently and may not disclose sales of shares which we reported were purchased. Investors should therefore assume that there may be additional purchase and sale information that we may not have disclosed.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and other three most highly compensated executive officers on an individual basis. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759‑1999, or the Companies Law, we are required to disclose the annual compensation of SodaStream International Ltd.’s five most highly compensated office holders on an individual basis. Under the Companies Law regulations, this disclosure is required to be included, or referenced, in the proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6‑K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report. See — “Item 6.B. Directors, Senior Management and Employees —  Compensation.”

We would lose our foreign private issuer status if, as of the determination date under rules promulgated under the Exchange Act, a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

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

In the past, our stock price has experienced high levels of volatility. The trading price of our ordinary shares may fluctuate significantly. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. The market price for our ordinary shares is affected by a number of factors, some of which are beyond our control, including, without limitation:

•	an increase or decrease in our revenues;
•	quarterly variations in our results of operations or in our competitors’ results of operations;
•	announcements or introductions of new products by us or competitors;
•	rumors about material events involving third parties;
•	the recruitment or departure of key personnel;
•	regulatory developments;
•	recalls and/or adverse events associated with our products;
•	announcements concerning our products by us or regulatory authorities;
•	changes in earnings estimates, if provided, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;
•	developments in our industry;
•	price and volume fluctuations on other exchanges on which our ordinary shares are listed for trading;
•	sales or proposed sales of our ordinary shares by us or our shareholders; and
•	general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors may materially adversely affect the market price of our ordinary shares and result in significant price fluctuations.

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

The trading price for our ordinary shares may be affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause the price of our ordinary shares to decline.

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

In addition to being listed on the Nasdaq Global Select Market, our ordinary shares are also listed for trade on the Tel Aviv Stock Exchange Ltd., or the TASE. Trading in our ordinary shares on these markets takes place in different currencies (U.S. Dollars on the Nasdaq Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

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

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than fifty percent of the voting power or the total value of the shares is owned, or is considered to be owned, by U.S. shareholders who each own shares representing ten percent or more of the voting or total value of the shares of such non-U.S. corporation (“10% U.S. Shareholder”).

Generally, 10% U.S. Shareholders of a CFC are currently required to include in their gross income their pro-rata share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings, to the extent the CFC holds certain U.S. property, and certain other new items under the TCJA. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and may also impact our CFC status. This may result in negative U.S. federal income tax consequences for 10% U.S. Shareholders of our ordinary shares.

The CFC rules are complex and therefore no assurances can be given that we are not or will not become a CFC. Certain changes to the CFC constructive ownership rules introduced by recent U.S. tax legislation could, under certain circumstances, cause us to be classified as a CFC. Current or prospective 10% U.S. Shareholders should consult their tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

Item 4.INFORMATION ON THE COMPANY

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

In March 2007, Fortissimo Capital Fund GP, L.P., or Fortissimo Capital, invested in us, and in connection with that investment, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises N.V. were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on the penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products.

We are registered with the Israeli Registrar of Companies. Our registration number is 51‑395125‑1. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

In March 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd. On November 3, 2010, our ordinary shares commenced trading on the Nasdaq Global Select Market following our initial public offering, or an IPO. On December 15, 2015, our ordinary shares commenced trading on the TASE.

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 7019900 Israel and our telephone number is +972‑3‑976‑2317. Our authorized representative in the United States and agent for service of process in the United States, SodaStream USA, Inc., is located at 136 Gaither Drive, Suite 200, Mount Laurel, NJ 08054. Our website address is www.sodastream.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2015, 2016 and 2017, amounted to $53.7 million, $28.0 million and $23.4 million, respectively. Capital expenditures are defined as investment in property, plant and equipment and in intangible assets. The decrease in 2016 compared to 2015 was mainly due to the completion of the ramp-up of the Lehavim facility and the new logistics center on the Lehavim site and the decrease in 2017 compared to 2016 was mainly due to lower capital expenditures related to the Lehavim site. Our capital expenditures in 2017 were financed by cash flow from operations. We anticipate our capital expenditures in 2018 to primarily be related to completing construction of our new administration building on the Lehavim site, expanding our production capacity and capabilities, automation, investments in developing new products and improving our information technology systems. We anticipate our capital expenditures in 2018 to be financed from cash flow generated from operations.

B.   Business Overview

Overview

We manufacture, distribute and sell home beverage carbonation systems that enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We believe our sparkling water makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated beverages. Our home beverage carbonation systems and other products promote health and wellness and empower people with simple, creative and fun ways to make water exciting and to drink more water. Our products are also environmentally friendly, cost-effective and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles and cans home from the supermarket, store them at home or regularly dispose of empty bottles and cans. Educating consumers about these benefits is a key element of our strategy to build awareness and strengthen our brand.

We believe that we are the world’s largest sparkling water company (in terms of volume consumption) and the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show that SodaStream has the largest market share in each of a dozen of the largest markets in which we operate. Based on, among other metrics, an estimated average of three CO2 refills purchased per household and a portion of sparkling water maker sales, we estimate that, as of December 31, 2017, there were approximately 12.5 million households that use our sparkling water makers, whom we refer to as active consumers.

We develop, manufacture and sell sparkling water makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2  refills, reusable carbonation bottles and flavors to add to the sparkling water. As of December 31, 2017, our products are available through more than 80,000 individual retail stores in 45 countries, including approximately 10,000 individual retail stores in the United States. In 2017, we distributed our products directly in our significant markets and indirectly through local distributors in our less significant markets. Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, in specialty retail and direct marketing channels and in larger food, drug and mass retailers.

Our revenues increased by 15.2% from $413.1 million in 2015 to $476.1 million in 2016 and by 14.1% to $543.4 million in 2017. We had net income of $12.1 million, $44.5 million and $74.4 million in 2015, 2016 and 2017, respectively. From 2015 through 2017, our revenues from sparkling water makers and exchangeable CO2  cylinders increased from $131.7 million to $212.3 million and our revenues from sales of consumables increased from $272.3 million to $323.4 million.

Industry background

According to GlobalData, the global carbonated beverage industry generated approximately $350 billion in sales turnover in 2017. In recent years, we have witnessed a significant shift toward “health & wellness” in the carbonated beverage industry, as consumers are abandoning traditional soft drinks in favor of what is popularly referred to as “Water+ beverages” and sparkling waters. For example, in the United States, consumers have shifted towards natural ingredients, natural sweeteners, reduced calories and products that are considered to promote “health & wellness.”

In addition to the health and wellness trend, we believe that consumers are also exhibiting an increased focus on value and personalization. Our products address these long-term trends in global consumer behavior, including the rapidly growing popularity of health and wellness products and environmental consciousness. Our products are environmentally friendly and offer a simple, fun and sustainable way to enjoy sparkling water by making water exciting.

Consumers initially purchase a “starter kit,” consisting of a sparkling water maker and one or two carbonation bottles. The starter kit also includes an exchangeable CO2 cylinder which is provided under license and can produce varying amounts of sparkling water, depending on the CO2 content and other factors.

Sparkling water makers. We offer a variety of sparkling water makers. Our sparkling water makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic and, other than the “Power” and “Fizzi One Touch” models, do not require electricity. The CO2 cylinder fits in a rear compartment and with a simple push, carbonates water. Our sparkling water makers are sold in a variety of designs and colors and accommodate different CO2  cylinder sizes.

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

CO2 refills. We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and since the cylinders are provided under license, they only pay for the CO2. In some markets, direct home delivery and exchange is also available, and we use third-party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned and refilled for distribution. We conduct CO2 refilling in the United States, Australia, Germany, Israel, the Netherlands and South Africa and also at a third-party facility in New Zealand. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors.

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

Distribution

We mostly market our products through retail channels. We distribute our products directly in our significant markets and indirectly through our distribution partners in our other markets. A vast majority of our revenues are generated through the direct markets.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, in specialty retail and direct marketing channels, including through e-commerce platforms such as Amazon and in larger food, drug and mass retailers. Our products are available at more than 80,000 individual retail stores in 45 countries, including stores of many of the largest retailers in our markets.

We have subsidiary offices and branches in countries in which we sell our products directly. In these markets, we utilize our own internal sales force and, in certain countries, sub-distributors as well.

In other markets, in which we sell indirectly through distribution partners, we contract with third-party distributors who facilitate distribution of our products. In addition to carrying a full selection of our products, the distributor also agrees to manage the reverse logistics needed for our customers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In 2017, our distributors accounted for approximately 11% of our total revenues. In February 2018, following the acquisition of our French distributor for €17.5 million (subject to customary post-closing price adjustments), such percentage is expected to decrease significantly.

We use distribution partners in order to expedite penetration into certain new markets. In prioritizing which markets to enter we consider certain factors, including the size of the carbonated beverage and sparkling water market, per capita consumption of carbonated beverages and sparkling water, the perceived quality of the tap water, household demographics, health and wellness and environmental consciousness. When we evaluate potential distribution partners, we take into consideration several factors, including their experience with selling and marketing consumer products to retail channels, existing sales, logistics and distribution capabilities, current product portfolio, financial strength and stability to market our products.

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

Our retail distribution is an important element in bringing our products to potential consumers and thereby enabling new customers to acquire our home beverage carbonation systems. Additionally, we believe that the widespread availability and easy access to consumables, primarily CO2 refills, are key to securing ongoing customer retention and loyalty. We believe that one of our most important competitive advantages is our strong retail distribution network and in particular, that of our CO2 refill exchange program. We intend to further penetrate our existing markets by selectively increasing the number of stores in which our products are currently being sold.

Marketing

Our marketing objective is to establish and position SodaStream as a sparkling water brand around health and wellness and environmental friendliness. A key element of our strategy to achieve this marketing objective is to build consumer awareness and to educate consumers about the benefits of our products. Consumer demand activities are designed primarily to increase the installed base of sparkling water makers as measured in terms of percentage of household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (CO2 refills, flavors and carbonation bottles). We believe that widespread availability and easy access to consumables are key to customer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations campaigns and social media campaigns, using both traditional and digital media, in-store demonstrations, infomercials and our websites to build brand awareness, educate consumers about the benefits of our home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of sparkling water makers and active consumers base in our markets. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. We conduct surveys and use third-party tracking programs in order to track our household penetration, usage behaviors and consumer opinions across markets, and to measure the success of our marketing activities over time. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

Acquiring a new customer is only the beginning of a relationship with the customer. To this end, we continuously test and apply various marketing tools to improve customer retention. In addition to enhancing our product offerings and improving the user experience, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep the customer engaged. We offer easy access to CO2 refills through mass distribution of our cylinder exchange program and in some markets direct-to-home delivery from online orders. We also encourage our consumers to purchase additional CO2 cylinders, which contributes to keeping customers actively using our products over time. In certain markets, we have implemented customer loyalty programs that reward customers for repeat purchases.

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through one of our subsidiaries or through our distribution partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

Manufacturing and production

We manufacture substantially all of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our customers receive quality products. We manufacture our products primarily in Israel and conduct CO2 refilling in seven locations around the world.

In 2015, most of our manufacturing operations were moved to our new manufacturing facility located in the southern part of Israel, the Lehavim facility. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. We manufacture our flavors that are distributed worldwide at our facility in Ashkelon, located on the Mediterranean coast of Israel. The lease for our manufacturing facility in Ashkelon ends in December 2019, with an option to extend the lease for two additional terms of one year each. If we are not successful in renewing such lease or in establishing an alternative manufacturing facility in a timely manner, the production of our flavors may be delayed, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels. We were able to meet demand in 2015, 2016 and 2017 and believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2018.

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

Product development

We maintain an innovation, design and product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal, as well as improved functionality and superior user experience. Over the years, we have introduced several new models of sparkling water makers, including the “Source,” a sparkling water maker that combines beauty, functionality and efficiency; the “Crystal,” a higher-end model that utilizes glass carbonation bottles; the “Power,” an electrically powered innovative sparkling water maker; and the “Spirit,” which is sold as the “Fizzi” or the “Easy” in certain markets, an affordably priced and elegantly-designed sparkling water maker that incorporates the advanced “snap-n-lock” bottle mechanism. In 2015, we unveiled the “Mix,” a high-end carbonation machine that can carbonate almost any liquid. In March 2018, we announced the launch of the “Fizzi One Touch”, an electrically powered “Fizzi”. We are continuously seeking to enhance our flavor offerings to cater to consumers’ tastes and to address market trends, in connection therewith we announced in March 2018, the launch of new innovative flavors, including the “Nature”, which is rich in fruit, has no added sugar and contains no preservatives.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers and customers, among others. We have a variety of trademarks registrations and pending applications, patents and pending patent applications and design registrations and pending applications which cover, among other things, the “snap-n-lock” mechanism and designs for most of the sparkling water makers we introduced in the last few years, including the “Power,” the “Source” and the “Spirit.” We place trademarks on all of our products, including carbonation bottles, CO2  cylinders and flavors. We have monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past and we intend to continue to protect our intellectual property rights in the future.

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

Facilities

Our headquarters in Airport City, Israel include approximately 28,300 square feet of office space, which we lease under a lease agreement that terminates in April 2018 and is expected to be renewed by such time. If we are unsuccessful in renewing such lease, such non-renewal could result in additional expenses and the diversion of the attention of our management from running the day-to-day operations of our business. Our Lehavim facility is located on a plot of land comprising approximately 915,000 square feet in the southern part of Israel. In October 2015, we entered into a long-term lease agreement with the Israel Land Authority pursuant to which we lease the land where the Lehavim facility is situated for a term ending in February 2061, with an option to extend the lease for an additional term of 49 years. Our Ashkelon facility, located on the Mediterranean coast of Israel, is comprised of approximately 21,500 square feet of factory, warehouse and office space and is leased under a lease agreement that terminates in December 2019, with an option to extend the lease for two additional terms of one year each. Additionally, we have CO2 refilling facilities in the United States, Australia, Germany, Israel, the Netherlands and South Africa and also at a third-party facility in New Zealand.

Our European commercial and logistics center is managed from Rijen, the Netherlands. We have sales and marketing offices in Australia, Canada, Denmark, Finland, Germany, Israel, Italy, Japan, the Netherlands, Norway, South Africa, France, Argentina, Sweden, Switzerland, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

We have entered into a development agreement with the Israel Land Authority with respect to an approximately 247,000 square feet plot of land which is adjacent to the land where our manufacturing facility in Lehavim is located for the potential expansion and/or further expansion of our manufacturing capabilities.

Seasonality

For a discussion of seasonality, see “Item 5.A. —  Operating Results — Seasonality.”

Information Technology Systems

We believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business.

We have experienced and expect to continue to experience actual or attempted cybersecurity attacks of our IT networks. Although none of these actual or attempted cybersecurity attacks have had a material adverse effect on our operations or financial condition, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. We are constantly implementing new technologies and solutions to assist in prevention of potential and attempted cyberattacks, as well protective measures and contingency plans in the event of an existing attack. We have updated our IT infrastructure to enhance our ability to prevent and respond to such threats and in addition, we purchased insurance covering cybersecurity attack’s event management related to breach of personal information, security failure, systems failure and data protection. For further details see “Item 3. D. — Risk Related to our Business and Industry — Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business.”

C.   Organizational Structure

Our company, SodaStream International Ltd., was formed in March 2007, for the purpose of fully controlling SodaStream Enterprises N.V. (formerly Soda-Club Enterprises N.V.). SodaStream Enterprises N.V., which is registered in the Netherlands Antilles, is wholly-owned by SodaStream International Ltd. Our operational activities are carried out by SodaStream International B.V., which is registered in the Netherlands, and its direct and indirect subsidiaries. SodaStream International B.V. is a wholly-owned subsidiary of SodaStream Enterprises N.V.

The following table sets forth the subsidiaries owned, directly or indirectly, by us as of March 1, 2018:

Name of Subsidiary	Jurisdiction	Ownership Interest
SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Nordics AB	Sweden	100%
SodaStream Canada Ltd.	Canada	100%
SodaStream K.K.	Japan	100%
OPM France SAS	France	100%
Bebidas Sudamerica S.A.	Argentina	100%

D.   Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B. —  Business Overview —  Manufacturing and production,” “Item 4.B. — Business Overview - Facilities” and “Item 5.A. —  Operating Results —  Application of critical accounting policies and use of estimates — Property, plant and equipment.”

Item 4A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As of December 31, 2017, our products are available through more than 80,000 individual retail stores in 45 countries. As of December 31, 2017, we distributed our products directly in our significant markets and indirectly through local distributors in our less significant markets.

Our products are sold under the SodaStream® brand name in most countries and under the Soda-Club® brand name or selected other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish the positioning of our product offerings, in specialty retail and direct marketing channels and in larger food, drug and mass retailers.

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

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Year Ended December 31,
(in thousands)	2015		2016	2017
Sparkling water makers and exchangeable CO2 cylinders	$	*131,749	$170,790	$212,293
Consumables		*272,276	297,011	323,449
Other		*9,110	8,264	7,629
Total		$413,135	$476,065	$543,371

*Reclassified

	Year Ended December 31,
	2015	2016	2017
Sparkling water makers and exchangeable CO2 cylinders	31.9%	35.9%	39.1%
Consumables	65.9	62.4	59.5
Other	2.2	1.7	1.4
Total	100.0%	100.0%	100.0%

We believe that the number of sparkling water makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of sparkling water maker units sold is indicative of the growth of our customer base and the number of CO2  refills sold is indicative of sales of consumables to our active consumer base. In 2017, the number of sparkling water maker units that we sold increased by 24.3% and the number of CO2  refills that we sold increased by 10.6%, as compared to 2016. Based on, among other metrics, an estimated average of three CO2  refills purchased per household and a portion of sparkling water maker sales, we estimate that, as of December 31, 2017, there were approximately 12.5 million households that use our sparkling water makers, whom we refer to as active consumers.

We believe that the sale of every sparkling water maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2  refills, flavors and carbonation bottles, over time. Each sparkling water maker that is sold comes with a filled, exchangeable CO2  cylinder, which is recorded in the revenue category referred to above as “Sparkling water makers and exchangeable CO2  cylinders.” A customer would not typically need to purchase a CO2  refill, which is recorded in the sales category referred to above as “Consumables,” for several months. Our general historical experience is that the growth in sales of consumables in a new market arises over a period of time following the growth in sparkling water maker sales and increases correspondingly to the growth in our active consumer base in such markets. These factors may result in a lag between the growth in sparkling water maker sales and growth in the sales of consumables.

While we anticipate that this trend will continue, a variety of factors, including customer retention rates, the growth of our reverse logistics network, our ability to continue to develop and implement our production and operating infrastructure in a way that would effectively support the growth in our target markets, weather and competition, could affect our results in the future.

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

•

The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use third-party distributors, due to the elimination of the external distributor’s margin. In certain markets, our expansion strategy is to work with third-party distributors who we believe will be better able to increase revenues in their market than we could if we distributed our products directly. However, in our key markets targeted for expansion, we distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.
•

Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the prices of commodities and other materials such as aluminum, brass, plastics, flavoring essences, sugar, CO2, sweeteners and fruit concentrates; production labor costs; write-down of inventories to net realizable value; depreciation expenses of machinery and equipment; certain manufacturing costs, which are fixed in nature; and fuel prices, which affect our freight costs.

•

Our gross margin is exposed to exchange rate fluctuations. We are primarily exposed to Euro/U.S. Dollar and NIS/U.S. Dollar currencies movements, with the U.S. Dollar and Euro being the principal currencies of our sales and the U.S. Dollar and NIS being the currencies which a significant portion of our material purchasing and production costs is denominated. As a result, the higher the Euro/U.S. Dollar exchange rate and the lower the NIS/U.S. Dollar exchange rate, the higher our gross margin will be. We regularly purchase currency hedging options and enter into forward contracts to hedge against currency exchange risks, in particular, the weakening of the Euro against the U.S. Dollar or the strengthening of the NIS against the U.S. Dollar. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”

•	Price changes due to various factors, including market conditions, competition and cost fluctuations.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotional expenses; warehousing and distribution costs and commissions.

Our warehousing and distribution expenses consist primarily of storage fees and the cost of delivering our products to our customers’ premises (central retailer warehouses, individual stores, homes, offices or other locations, as the case may be). The distribution of our products often involves freight costs and requires logistical planning and execution. In some countries, we also deliver our products directly to our customers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries. In certain cases, we are able to pass some of the delivery costs on to customers.

Our advertising and promotional expenses consist primarily of digital and traditional media advertising costs, trade and consumer marketing expenses and public relations expenses. We intend to continue investing in increasing our sales of sparkling water makers and consumables.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, share-based payment expenses, rental fees and building maintenance, communications and support costs, as well as legal, professional advisors and audit and review costs.

Financial expenses (income)

Financial expenses or income, net, consist primarily of expenses relating to: (i) borrowing costs which are not capitalized, (ii) interest expense on loans and borrowings less interest income on deposits, (iii) foreign currency exchange expenses or income, (iv) gains or losses on derivative financial instruments and (v) gains or losses on financial investments.

Corporate taxes

The regular corporate tax rate in Israel in 2015 and 2016 was 26.5% and 25%, respectively. The corporate tax rate in Israel for 2017 was 24% and is to be reduced to 23% in 2018 and thereafter.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of organization. Certain non-Israeli subsidiaries benefit from tax incentives, such as reduced tax rates of approximately 10%.

Under the Investment Law and other Israeli legislation, we may be entitled to certain tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes. For example, one of our Israeli subsidiary benefits from reduced tax rates of 7.5%. For more information about certain of the tax benefits available to us under Israeli law, see “Item 10.E. — Taxation — Israeli tax considerations and government programs.”

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

Over the course of our business operations, we have accumulated tax loss carry forwards amounting to approximately $13.6 million as of December 31, 2017.

Share-based compensation

During the year ended December 31, 2017, we granted options to purchase 149,000 ordinary shares under our equity incentive plan and 153,254 restricted share units. The total amount of share-based compensation expense derived from the options and restricted share units granted in the year ended December 31, 2017, was $3.8 million. The remaining expense will be recognized over the vesting period. For certain arrangements with our chief executive officer, see “Item 6.B. —  Compensation —  Compensation of officers and directors —  Certain arrangements with Daniel Birnbaum.”

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
•

Asia-Pacific consists of our markets in Australia and Japan, together with other markets such as New Zealand and South Korea, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

•

Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. Most of these markets tend to be characterized by a lower price level in comparison to the other geographic markets in which we operate.

The following table presents our revenues by segment for the periods presented, as well as segment results from each segment. Segment results are calculated as follows: (i) for markets in which marketing is performed by third-party distributors, segment results represent revenues from external customers, less direct cost of revenues and less participation in advertising expenses for that market; and (ii) for markets in which marketing is performed by us, segment results represent revenues from external customers, less direct cost of revenues and less other operating expenses (general and administrative and sales and marketing expenses).

	The	Western			Reportable
(in thousands)	Americas	Europe	Asia-Pacific	CEMEA	Segments	Reconciliation	Consolidated
Year ended December 31, 2015
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135
Segment results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241
Year ended December 31, 2016
Revenues	114,747	286,512	49,614	25,192	476,065	—	476,065
Segment results	17,433	71,983	10,308	3,678	103,402	(48,930)	54,472
Year ended December 31, 2017
Revenues	127,370	325,315	61,902	28,784	543,371	—	543,371
Segment results	18,864	93,275	16,032	5,711	133,882	(52,507)	81,375

The following table presents the segments’ revenues, as a percentage of total reportable segments revenues:

	2015	2016	2017
Western Europe	60.5%	60.2%	59.9%
The Americas	24.5	24.1	23.4
Asia-Pacific	9.8	10.4	11.4
CEMEA	5.2	5.3	5.3
Total	100.0%	100.0%	100.0%

One of our customers in the Americas accounted for 5.8%, 6.6% and 7.4% of our total revenues in 2017, 2016 and 2015, respectively.

Revenues from customers located in Israel amounted to $14.2 million in 2017, $ 11.8 million in 2016, and $11.1 million in 2015. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel.

The Americas

Revenues in the Americas increased by $12.6 million, or 11.0%, to $127.4 million in 2017 from $114.8 million in 2016. The increase was primarily due to higher demand for all product categories in Canada. Revenues in the Americas increased by $12.7 million, or 12.4%, to $114.8 million in 2016 from $102.1 million in 2015. The increase was primarily due to higher demand for sparkling water makers in the United States and Canada.

Segment results in the Americas increased by $1.5 million, or 8.2%, to $18.9 million in 2017 from $17.4 million in 2016. This increase was mainly due to increase in revenues due to higher demand for all product categories in Canada. Segment results in the Americas increased by $10.9 million, or 168.8%, to $17.4 million in 2016 from $6.5 million in 2015. This increase was mainly due to a higher demand for products, the product sales mix and a decrease in general and administrative expenses.

Western Europe

Revenues in Western Europe increased by $38.8 million, or 13.5%, to $325.3 million in 2017 from $286.5 million in 2016. This increase was due to higher demand for sparkling water makers and CO2 refills driven by most of the markets in the region and mainly by Germany, Austria and Benelux and favorable changes in foreign exchange rates mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate. Revenues in Western Europe increased by $35.0 million, or 13.9%, to $286.5 million in 2016 from $251.5 million in 2015. This increase was due to higher demand for sparkling water makers and CO2 refills driven by most of the markets in the region and mainly by Germany, Switzerland and the Nordics.

Segment results in Western Europe increased by $21.3 million, or 29.6%, to $93.3 million in 2017 from $72.0 million in 2016. This increase was primarily due to an increase in revenues, the introduction of higher margin sparkling water makers and favorable changes in foreign exchange rates mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate. Segment results in Western Europe increased by $23.5 million, or 48.6%, to $72.0 million in 2016 from $48.4 million in 2015. This increase was primarily due to an increase in revenues, price increases, changes in the mix of sparkling water makers sold and general costs and expenses reduction.

Asia-Pacific

Revenues in Asia-Pacific increased by $12.3 million, or 24.8%, to $61.9 million in 2017 from $49.6 million in 2016. This increase was primarily due to higher demand for sparkling water makers and CO2 refills primarily driven by Australia and Japan. Revenues in Asia-Pacific increased by $8.9 million, or 21.9%, to $49.6 million in 2016 from $40.7 million in 2015. This increase was primarily due to higher demand for products driven by Japan and South Korea.

Segment results in Asia-Pacific increased by $5.7 million, or 55.5%, to $16.0 million in 2017 from $10.3 million in 2016. This increase was primarily due to an increase in sales and changes in the mix of sparkling water makers sold. Segment results in Asia-Pacific increased by $5.1 million, or 97.0%, to $10.3 million in 2016 from $5.2 million in 2015. This increase was primarily due to an increase in revenues, price increases and changes in the mix of sparkling water makers sold.

CEMEA

Revenues in CEMEA increased by $3.6 million, or 14.3%, to $28.8 million in 2017 from $25.2 million in 2016. This increase was primarily due to higher demand for sparkling water makers and CO2 refills in Israel and the Czech Republic. In addition, increased sales through Israel’s direct channel contributed to higher revenue. Revenues in CEMEA increased by $3.5 million, or 16.4%, to $25.2 million in 2016 from $21.7 million in 2015. This increase was primarily due to higher demand for products driven by the Czech Republic and Israel.

Segment results in CEMEA increased by $2.0 million, or 55.3%, to $5.7 million in 2017 from $3.7 million in 2016. This increase was primarily due to an increase in revenue through Israel’s direct channel. Segment results in CEMEA increased by $0.4 million, or 12.4%, to $3.7 million in 2016 from $3.3 million in 2015. This increase was primarily due to an increase in revenues in the Czech Republic and Israel.

Results of operations

Year ended December 31, 2017, compared to year ended December 31, 2016

Revenue increased by $67.3 million, or 14.1%, to $543.4 million in 2017 from $476.1 million in 2016. The increase was driven by growth in all geographical regions, primarily due to increased consumer demand for sparkling water makers and consumables. Sparkling water maker unit sales increased by 24.3% to 3.7 million units in 2017 from 2.9 million units in 2016, CO2 refill unit sales increased by 10.6% to 32.5 million units in 2017 from 29.4 million units in 2016 and flavor unit sales decreased by 7.6% to 20.3 million units in 2017 from 22.0 units in 2016. Changes in foreign currency exchange rates ("FX") positively impacted revenue by $7.6 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross profit increased by $44.9 million, or 18.3%, to $289.9 million in 2017 from $245.0 million in 2016. Gross profit as a percentage of revenues, or gross margin, increased by 180 basis points to 53.3% in 2017 compared to 51.5% in 2016. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of higher margin sparkling water makers, partially offset by a higher portion of sparkling water makers in the product mix and changes in foreign exchange rates compared to 2016. Changes in FX negatively impacted gross profit by $1.2 million, mainly driven by the strengthening of the Israeli Shekel against the U.S. Dollar compared to the same period in 2016.

Sales and marketing expenses increased by $14.5 million, or 10.1%, to $159.2 million in 2017 from $144.7 million in 2017. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses, which increased by $11.8 million to $76.7 million, or 14.1% of revenue, from $64.9 million, or 13.6% of revenue, in 2016. Sales team, distribution and logistics expenses increased by 2.7$ million, or 3.5% to $82.5 million in 2017 from $79.8 million in 2016. As percentage of revenues, sales team, distribution and logistics expenses decreased to 15.2% in 2017, from 16.8% in 2016.

General and administrative expenses increased by $5.6 million, or 12.9%, to $49.1 million in 2017 from $43.5 million in 2016. As a percentage of revenues, general and administrative expenses decreased to 9.0% in 2017 from 9.1% in 2016.

Operating income increased to $81.4 million, or 15.0% of revenues, compared to $54.5 million or 11.4% of revenues in 2016, due to an increase in revenues, gross margin improvements and operating expense optimization, partially offset by the negative impact of changes in FX of $4.0 million. In addition to the net negative FX impact on gross profit in the amount of $1.2 million, there was a negative impact due to the strengthening of the Euro/U.S. Dollar rate and its effect on operating expenses compared to the same period in 2016.

Total financial expenses (income), net were financial income of $1.4 million in 2017 compared to financial expenses of $2.1 million in 2016.

Income tax expense was $8.3 million compared to $7.9 million in 2016, representing an effective tax rate of 10.1% in 2017 compared to 15.1% in 2016. The decrease in the effective tax rate is mainly due to agreements with tax authorities in certain jurisdictions.

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

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the eight quarters ended December 31, 2017. This unaudited information has been prepared on a basis consistent with our annual financial statements. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
(in thousands)	2016	2016	2016	2016	2017	2017	2017	2017
Consolidated statements of operations data:
Revenues	$100,873	$119,164	$124,228	$131,800	$115,292	$130,637	$139,783	$157,659
Cost of revenues	49,701	58,695	59,889	62,802	54,575	61,218	64,935	72,784
Gross profit	51,172	60,469	64,339	68,998	60,717	69,419	74,848	84,875
Operating expenses:
Sales and marketing	32,671	38,022	34,943	39,021	34,822	40,855	38,856	44,692
General and administrative	10,581	10,969	10,833	11,139	10,035	11,617	12,981	14,484
Other expenses, net	—	2,327	—	—	—	142	—	—
Total operating expenses	43,252	51,318	45,776	50,160	44,857	52,614	51,837	59,176
Operating income	7,920	9,151	18,563	18,838	15,860	16,805	23,011	25,699
Total financial expense (income), net	910	194	210	806	(1,053)	645	430	(1,376)
Income before income taxes	7,010	8,957	18,353	18,032	16,913	16,160	22,581	27,075
Income tax expense	917	1,142	3,443	2,384	2,179	1,790	2,826	1,545
Net income (loss) for the period	$6,093	$7,815	$14,910	$15,648	$14,734	$14,370	$19,755	$25,530

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2016	2016	2016	2016	2017	2017	2017	2017
As a percentage of revenues:
Revenues	100%	100% %	100%	100%	100%	100%	100%	100%
Gross profit	50.7	50.7	51.8	52.4	52.7	53.1	53.5	53.8
Operating expenses:
Sales and marketing	32.4	31.9	28.1	29.6	30.2	31.3	27.8	28.3
General and administrative	10.5	9.2	8.7	8.5	8.7	8.9	9.3	9.2
Other expenses,net	—	2.0	—	—	—	0.1	—	—
Total operating expenses	42.9	43.1	36.8	38.1	38.9	40.3	37.1	37.5
Net income (loss) for the period	6.0%	6.6%	12.0%	11.9%	12.8%	11.0%	14.1%	16.2%
As a percentage of full year results:
Revenues	21.2%	25.0%	26.1%	27.7%	21.2%	24.1%	25.7%	29.0%
Gross profit	20.9	24.7	26.2	28.2	20.9	24.0	25.8	29.3
Operating expenses:
Sales and marketing	22.6	26.3	24.1	27.0	21.9	25.6	24.4	28.1
General and administrative	24.3	25.2	24.9	25.6	20.4	23.7	26.4	29.5
Other expenses, net	—	100.0	—	—	—	100	—	—
Total operating expenses	22.7	26.9	24.1	26.3	21.5	25.2	24.9	28.4
Net income (loss) for the period	13.7%	17.6%	33.5%	35.2%	19.8%	19.3%	26.6%	34.3%

Application of critical accounting policies and use of estimates

The accounting policies affecting our consolidated statements of operations for each of the years in the three-year period ended December 31, 2017, and the consolidated balance sheets as of December 31, 2016 and December 31, 2017 are more fully described in our consolidated financial statements for the year ended December 31, 2017. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material adverse effect on our financial condition or results of operations.

Revenue recognition

As described in Note 3M to our audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this annual report, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenues can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards varies depending on the individual terms of the sale agreement. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for most international shipments transfer occurs upon loading the goods onto the relevant carrier.

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

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) which replaces the current guidance regarding recognition of revenues. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and includes various alternative transitional provisions.

We have examined the effects of applying IFRS 15, and we believe that the effect on our financial statements will be immaterial. As of 2018, we have adopted the new standard using the cumulative effect method. For further information, see Note 3S(2) to our audited consolidated financial statements for the year ended December 31, 2017, included elsewhere in this annual report on Form 20-F.

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

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, constituting 27.8% of total assets as of December 31, 2017, as compared to 35.3% in 2016. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered property, plant and equipment. These cylinders represented approximately 17.2% of our total property, plant and equipment as of December 31, 2017.

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

Share-based compensation

We measure and recognize share-based compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. In 2017, total share-based compensation expense amounted to $5.2 million.

The fair value of share-based compensation for non-market conditions is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility, expected life of the instruments, expected dividends, and the risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

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

If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our share-based compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Changes in accounting policies

We have not applied any new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2017.

B. Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital increased by $7.5 million to $132.3 million as of December 31, 2017 from $124.8 million as of December 31, 2016. The increase in working capital was mainly due to increase in trade receivables by $36.9 million to $124.4 million and inventories, which increased by $9.1 million to $97.1 million as of December 31, 2017 from $87.4 and $88.0 million, respectively, as of December 31, 2016. The increase in working capital was partially offset by an increase in trade payables and other current liabilities by $27.8 million to $91.7 million as of December 31, 2017 from $63.9 million as of December 31, 2016. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our short-term credit facilities. Our capital investments have included the following: production machines and equipment to further expand production capacity, construction of our new administration building on the Lehavim site; investments in developing new products; and investments and improvements in our information technology systems.

Our inventory strategy has historically aimed to align inventory level with the expected sales in the near future. This includes maintaining an inventory of sparkling water makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the next three to four months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons.

Based on our current business plan, we believe that our cash, cash equivalents, financial investments and borrowings available under our short-term credit facilities and cash flows from operations, will be sufficient to meet our currently anticipated cash requirements for the next 12 months.

Working capital is defined as (i) total current assets, excluding cash and cash equivalents, bank deposits and financial investments, minus (ii) total current liabilities, excluding loans and borrowings.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
(in thousands)	2015	2016	2017
Net cash from operating activities	$40,008	$81,932	$94,816
Net cash used in investing activities	(48,730)	(33,081)	(77,067)
Net cash from (used in) financing activities	(1,848)	(32,781)	14,710

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

Cash flow from operating activities increased by $12.9 million to $94.8 million in 2017 from $81.9 million in 2016. The increase in the operating cash flow was primarily due to increase in the net income in 2017, which increased by $29.9 million. Adjustments to net income for non-cash items increased by $2.9 million to $37.2 million in 2017 from $34.3 million in 2016 and included $22.3 million in depreciation of property, plant and equipment, and amortization of intangible assets which increased by $2.8 million from $19.5 million in 2016.

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

Cash used in investing activities

Cash used in investing activities, excluding financial investments and bank deposits, decreased by $12.0 million to $14.1 million in 2017 from $26.1 million in 2016, primarily as a result of the reduced capital expenditures and additional government grants received in 2017. During 2017, we invested $70 million in financial investments.

Cash used in investing activities decreased by $15.6 million to $33.1 million in 2016 from $48.7 million in 2015, primarily due to the reduced capital expenditures needed for the construction of the Lehavim facility as a result of the near completion of the project.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology; however, in 2015, 2016 and 2017, a material portion of our capital expenditures was related to the construction and the ramp-up of the Lehavim facility and to the construction of our new logistics center and new administration building on the Lehavim site. In order to support our business, we intend to continue to invest in production machines and equipment to further expand production capacity, capabilities and automation, invest in developing new products and invest in improvements in our information technology systems in 2018 and thereafter. See “— Capital expenditures” below.

Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash from (used in) financing activities

Cash from financing activities was $14.7 million in 2017 as compared to cash used in financing activities of $32.8 million in 2016. This change was mainly due to proceeds from exercise of employee share options of $14.7 million in 2017 compared to $4.3 million in 2016, and repayments of debt in amount of $34.2 million in 2016 under long-term loans taken from banks in Israel.

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

Credit facilities and long-term and short-term debt

As of December 31, 2017, we did not have any outstanding debt.

As of December 31, 2017, we had short-term credit facilities with a total borrowing capacity of $3.0 million, of which none was outstanding as of such date. In addition, as of December 31, 2017, we entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $132.4 million. As of December 31, 2017, no debt was outstanding in connection with such agreements in principle.

Capital expenditures

Our capital expenditures in 2017 and 2016 amounted to $23.4 million and $28.0 million, respectively. The decrease in capital expenditures in 2017 as compared to 2016 was mainly due to lower capital expenditures related to the Lehavim site. We anticipate our capital expenditures in 2018 to be related primarily to the completion of the construction of our new administration building on the Lehavim site, expansion of our production capacity and capabilities, automation, investments in developing new products and improvements in our information technology systems. The Lehavim facility houses various manufacturing functions, including metals (such as cylinder manufacturing and cylinder retesting), CO2 refills, plastic injection, bottle blowing and printing, machining and assembly. The Lehavim facility is situated in an industrial park that is located in a specified development zone. We have received and have been approved to receive certain grants under the Investment Law regarding our investment in this facility. See “Item 3.D. — Risk Factors —The tax benefits and grants that may be available to us may be terminated or reduced in the future, which could increase our costs and taxes. If we fail to satisfy various conditions, we may be required to refund the tax benefits and government grants we received” and “Item 10.E. — Taxation — Israeli tax considerations and government programs — Law for the encouragement of capital investments, 5719-1959.”

C.   Research and Development, Patents and Licenses, etc.

Not applicable.

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017, which are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.   Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.   Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2017 are summarized in the following table:

	Payments Due by Period
	Less Than	1 – 3	3 – 5	More Than
(in thousands)	1 Year	Years	Years	5 Years	Total
Operating lease obligations	$7,451	$8,663	$3,241	$1,020	$20,375
Purchase obligations	48,367	—	—	—	48,367
Total	$55,818	$8,663	$3,241	$1,020	$68,742

The above table does not include obligations in respect of long-term employee benefits in the amount of $2.4 million as of December 31, 2017.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2018:

Name	Age	Position
Executive officers
Daniel Birnbaum	55	Chief Executive Officer and Director
Daniel Erdreich	54	Chief Financial Officer
Eyal Shohat	44	Deputy Chief Executive Officer
Matti Yahav	41	Vice President, Global Marketing
Galit Zucker	48	Chief People Officer
Idan Zu-Aretz	46	Chief Operations Officer
Directors
Stanley Stern (1) (2) (3)	60	Chairman
Lauri A. Hanover (1) (2) (4)	58	Director
David Morris (1) (2) (3)	48	Director
Jonathan Kolodny (1)	48	Director
Richard Hunter (1) (4)	48	Director
Yehezkel (Chezy) Ofir (1) (3) (4)	66	Director
Torsten Koster (1) (4)	49	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.
(4)	Member of our Audit Committee.

Executive officers

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief

Executive Officer until 1999. Mr. Birnbaum holds a B.A. degree from The Hebrew University of Jerusalem and an M.B.A. degree from Harvard Business School.

Daniel Erdreich has served as our Chief Financial Officer since March 2007. Mr. Erdreich joined us in 1996, served as our Controller until 2000 and served as the Finance Manager for some of our affiliated entities from 2003 until 2007. Between 1993 and 1996 and between 2000 and 2003, Mr. Erdreich was the Chief Financial Officer of public companies traded on Nasdaq and the TASE. Mr. Erdreich is a certified public accountant in Israel and holds a B.A. degree in Accounting and Economics and an M.A. degree in Business Administration, both from The Hebrew University of Jerusalem.

Eyal Shohat has served as our Deputy Chief Executive Officer since September 2017. Prior thereto, Mr. Shohat served as our Chief Corporate Development Officer from January 2015 until September 2017 and as our Chief Legal Officer from May 2010 until January 2015. From 2007 to April 2010, Mr. Shohat was Vice President, Legal Affairs of Frutarom Industries Ltd., a public company listed on the TASE and the London Stock Exchange. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. degree in Accounting, an L.L.B. and an M.B.A. degree, each from Tel Aviv University.

Matti Yahav has served as our Vice President, Global Marketing since June 2015. Mr. Yahav joined us in January 2015 and served as our Product Marketing Director. From 2008 to 2014, Mr. Yahav worked at Osem-Nestle in various marketing roles, including Marketing Manager and Brand Manager. Mr. Yahav holds a B.A. degree in Economics and Management from the Academic College of Tel Aviv - Yaffo and an M.B.A. degree from Tel Aviv University.

Galit Zucker has served as our Chief People Officer since November 2016. Prior thereto, Ms. Zucker served as Head of Global Delivery, Human Resources at Amdocs Ltd. (Nasdaq: DOX) from March 2013 to October 2016. From October 2010 to December 2012, Ms. Zucker served as Head of Learning and Organizational Development at Better Place Ltd., and from September 2009 to October 2010, as Director of Human Resources, Customer Service Division at Bezeq International Ltd. Prior to that, from 1999 to 2004, she served as Manager of Human Resources at Cellcom Ltd. (NYSE: CEL). Ms. Zucker holds a B.A. degree in Economics and Business Administration from Bar-Ilan University.

Idan Zu-Aretz has served as our Chief Operation Officer since May 2017. Prior thereto, Mr. Zu-Aretz held several senior leadership positions at Intel Israel Ltd, a subsidiary of Intel Corporation (NASDAQ:INTC). From 2012 to 2017, Mr. Zu-Aretz served in various positions in Intel Israel Ltd, including as Technical Assistant to Intel Israel's CEO from 2016 to 2017 and General Manager of Intel Israel Ltd.'s manufacturing center in Jerusalem from 2014 to 2016. Mr. Zu-Aretz holds a B.Sc. in Industrial Engineering from Ben Gurion University and an M.B.A. degree from the Ben Gurion University School of Management.

Directors

Stanley Stern has served as a member of our board of directors since February 2015 and as Chairman of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the President of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA), and Ekso Bionics (OTCQB:EKSO). Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Head of Technology, Israeli Banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as Chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and Chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. degree from Harvard Business School and a B.A. degree from Queens College.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Since August 2013, Ms. Hanover has served as Senior Vice President and Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. degree in Finance from the Wharton School of Business and a B.A. degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. degree from New York University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. degree in Business Studies from the University of Westminster.

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny served as Chief Executive Officer of Keter Plastic Ltd. since October 2016. Prior to that, from 2013 to 2016, he served as Chief Executive Officer of Jardin International Holding of the Keter Group. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a Director and Senior Partner from 2007 until 2013. Mr. Kolodny received a B.A. degree in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Richard Hunter has served as a member of our board of directors since December 2015. Mr. Hunter has served as Chairman of Holmes Place International, a European health club operator, since 2012, a director of Gad Dairy, an Israeli dairy, since 2016 and SuperCofix, an Israeli discount supermarket chain, since 2016. In 2013, Mr. Hunter co-founded Green Lantern, a private equity firm focusing on investments in consumer packaged goods businesses. In addition, from 2012 to 2015, Mr. Hunter has served as Chief Executive Officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as Chief Operating Officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as Chief Executive Officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including Partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. degree from INSEAD in Fontainebleau, France.

Yehezkel (Chezy) Ofir has served as a member of our board of directors since May 2016. Mr. Ofir has over 30 years of business consulting experience and, over the past 25 years, served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, as a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, and as a director at Alon Blue Square Israel Ltd. (formerly, Blue Square Israel) from 1995 until 2001. He has served as a director at Micronet Enertec Technologies, Inc. (Nasdaq:MICT) since April 2013 and also served as acting Chairman of the Board of Directors of the Israeli Postal Bank Company Ltd. from 2014 to 2017.Professor Ofir is a faculty member at The Hebrew University of Jerusalem. Professor Ofir holds a B.Sc. and an M.Sc. degres in Industrial Engineering from Ben Gurion University and a Ph.D. and an M.Phil. degrees in Business Administration from Columbia University.

Torsten Koster has served as a member of our board of directors since December 2016. He is partner with Baussan Concept Ltd. since October 2017 and Chief Commercial Officer with QualySense Ltd. since January 2018. Mr. Koster has served as a member of the board of directors of Banque Heritage in Geneva, Switzerland since April 2016. From March to October 2015, Mr. Koster served as group Chief Financial Officer of Nestlé Skin Health S.A. From March 2011 to March 2015, he served as group Chief Financial Officer of Nestlé Nespresso S.A. From March 2007 to March 2011, Mr. Koster served as Chief Financial Officer of Nestlé Russia and Eurasia. From June 2006 to March 2007, he served as Finance Project Manager of Nestlé S.A. (VX:NESN) and, prior to that, he served as its Deputy Head Of Internal Audit from August 2003 to June 2006. Mr. Koster served as Chief Financial Officer of ELCA Informatique S.A. from 2000 to 2003 and as Chief Financial Officer of Lukoil S.A. from 1998 to 2000. Between 1991 and 1999, Mr. Koster served in various finance positions at Nestlé S.A. Mr. Koster holds a Master’s Degree from HEC - Université de Lausanne.

B.   Compensation

Compensation of officers and directors

The aggregate compensation expensed, including share-based compensation to our directors and executive officers with respect to the year ended December 31, 2017 was approximately $5.7 million. This amount includes approximately $0.6 million accrued for pension, severance, retirement or similar benefits, for the year ended December 31, 2017. This amount does not include any business travel, relocation, professional and business association dues and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

In November 2017, our shareholders approved an Equity-Based Compensation Framework for our non-employee directors, or the Framework, pursuant to which, upon first becoming a member of our board of directors and on each anniversary thereafter, provided the director is still in office, each of our non-employee directors, is entitled to receive a grant of options to purchase up to 2,500 of our ordinary shares and 2,500 restricted share units, or RSUs, vesting on the first anniversary of the date of grant, with a term of five years, in each case to be granted under our 2010 Employee Share Option Plan, or the 2010 Plan, or any other incentive plan of the Company then in effect and subject to our compensation policy as in effect on the date of grant and to the terms of the 2010 Plan or any other incentive plan then in effect. In accordance with our current compensation policy, the value of all equity awards for each non-employee director per any given year will not exceed $300,000. The exercise price of the options granted under the Framework will be equal to the 30-trading day average closing price of the Company’s ordinary shares on Nasdaq immediately prior to the date of grant. The Framework will be in effect until December 31, 2020, and in the event, and as long as, the total dilution under the 2010 Plan exceeds ten percent (10%) of our share capital on a fully diluted basis, any grant under the Framework will be either subject to the approval of our shareholders or postponed until the total dilution under the 2010 Plan does not exceed such threshold.

Of our current non-employee directors, each of Ms. Hanover and Mr. Morris was granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share and in December 2013, was granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. All of such options have vested. Of our current non-employee directors, in December 2015, Messrs. Stern, Kolodny and Hunter were each granted options to purchase 30,000 of our ordinary shares, at an exercise price of $15.49, $15.00 and $15.00 per share, respectively. Two thirds of such options have vested and the remainder will vest in in November 2018. In November 2017, each of Ms. Hanover and Messrs. Morris, Ofir and Koster were awarded grants under the Framework of 2,500 ordinary shares of the Company at an exercise price of $63.28 per share and 2,500 RSUs each. Messrs. Stern, Kolodny and Hunter will be entitled, as long as each continues to serve as a member of our board of directors, to grants under the Framework starting December 1, 2018. In addition, in November 2017, Mr. Ofir was granted 1,754 RSUs and each of Ms. Hanover and Messrs. Morris and Koster was granted 1,250 RSUs (in each case vesting annually in two equal installments).

As of December 31, 2017, there were a total of 139,800 options to purchase our ordinary shares and 15,504 RSUs issued and outstanding, which were granted to our non-employee directors.

For certain arrangements with our chief executive officer, see “Item 6. B. —  Compensation —  Compensation of officers and directors — Certain arrangements with Daniel Birnbaum.”

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders with respect to the year ended December 31, 2017, as required by regulations promulgated under the Companies Law.

All amounts set forth in the below table are in U.S. Dollars and, except as otherwise indicated, represent the cost to our company, as recognized in our audited consolidated financial statements for the year ended December 31, 2017.

		2017 Annual	Equity-Based
Name and Position	Salary(1)	Bonus	Compensation (2)	Total
Daniel Birnbaum
Chief Executive Officer	549,277	345,622	611,649	1,506,548	(3)
Eyal Shohat
Deputy Chief Executive Officer	309,968	292,339	354,382	956,689
Daniel Erdreich
Chief Financial Officer	366,247	259,217	275,412	900,876
Galit Zucker
Chief People Officer	226,009	181,452	250,580	658,041
Matti Yahav
Vice President, Global Marketing	227,571	144,009	212,334	583,914

(1)	Amounts reported in this column include salary, social benefits and perquisites, including those mandated by applicable law.
(2)

Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2017 based on the grant date fair value in accordance with accounting guidance for share-based payment. See Notes 3K(5), 4E and 26 to our audited consolidated financial statements for the year ended December 31, 2017.

(3)	For more details, see “— Certain arrangements with Daniel Birnbaum” below.

Certain arrangements with Daniel Birnbaum

Pursuant to the terms of employment, as approved by our shareholders, we pay Mr. Birnbaum, our chief executive officer, a monthly salary of NIS 0.1 million (approximately $29,000), as well as other benefits that are customary for senior executives in Israel.

Mr. Birnbaum is also entitled to an annual bonus of up to 14 months of gross monthly salary, of which an amount equal to up to 12 months of gross monthly salary will be paid if certain pre-established quantitative targets have been reached and an additional amount equal to up to two months of gross monthly salary will be paid if certain other pre-established qualitative targets have been reached. The quantitative targets for each fiscal year shall be set by the board of directors by March 31 of any given year.

Since January 1, 2015, until December 31, 2017, Mr. Birnbaum was granted a total of 600,000 options to purchase ordinary shares of our company with an exercise price of $15.00, all of which have vested as of December 31, 2017.

In the event of a “strategic investment” (as defined below), Mr. Birnbaum will be entitled to a one-time grant of options to purchase 100,000 of our ordinary shares, provided that Mr. Birnbaum is serving as our chief executive officer at the time of the closing of the strategic investment. Such options, if granted, will vest over three years as follows:

33,333 options will vest on the first year anniversary of the closing of the strategic investment and the remainder will vest at the end of each three-month period over the second and third year following the closing of the strategic investment. The exercise price of such options will equal the price paid by the investor at the closing of the strategic investment for one of our shares. A “strategic investment” means an investment in shares of our company by a third party who is not a director or officer of our company or an affiliate of any of the foregoing, in a transaction or a series of related transactions, in the aggregate amount of not less than $25.0 million and regarding which, in the reasonable judgment of our board of directors, the identity of such investor or such investors would make a contribution to the prospects of our company beyond the actual sum for the purchase of the shares of the Company.

Further, in the event of a strategic investment, Mr. Birnbaum will also be entitled to a one-time cash bonus in an amount equal to 1.0% of the cash amount invested by the investor at the closing of the strategic investment, up to a maximum bonus amount of $500,000, provided that Mr. Birnbaum is serving as our chief executive officer at the time of the closing of the strategic investment.

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

The compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors as described above, and the chief executive officer as described below) is, subject to certain exceptions, to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders, provided that either:

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

Option plans

In 2007, we adopted the 2007 Employee Share Option Plan, or the 2007 Plan, and, in October 2010, we adopted the 2010 Plan, and together with the 2007 Plan, the ESOP. The ESOP allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others who our compensation committee considers valuable to us. The ESOP is intended to benefit us by enhancing our ability to attract and retain qualified individuals and increasing their ownership interests in us. The following is a summary of the material terms of the ESOP.

We currently have outstanding options to purchase our ordinary shares and restricted share units that were granted under the ESOP. As of December 31, 2017, no ordinary shares remained available for new equity awards under the 2007 Plan and 286,291 ordinary shares remained available for new equity awards under the 2010 Plan. As of December 31, 2017, options to purchase 835,580 ordinary shares had been granted and were outstanding under the ESOP, at a weighted average exercise price of $24.48 per share and restricted share units to purchase 187,250 ordinary shares were outstanding. Of these outstanding awards, as of December 31, 2017, options to purchase 595,136 ordinary shares were vested and exercisable.

The vesting schedules for equity awards granted under the ESOP generally provide that 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively. The equity awards granted as of February 23, 2012, will expire 10 years after the date of grant. Equity awards granted on or after February 23, 2012, but prior to February 26, 2013, will expire six years after the date of grant. Equity awards granted on or after February 26, 2013 generally expire five years after the date of grant if not exercised earlier. In general, when a grantee’s employment or service with us terminates, his or her equity awards will no longer continue to vest following termination, and the holder may exercise any vested equity awards for a period of 180 days following termination without cause. If a grantee’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the grantee or his or her successor (as applicable) generally has 12 months to exercise the equity award; however, the equity award may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the grantee for cause, his or her outstanding equity awards will expire upon termination.

Under certain circumstances, ordinary shares underlying equity awards previously granted under the ESOP may again become available for grant. Such circumstances include if an equity award should expire or become unexercisable without having been exercised in full.

The exercise price, if applicable, is determined by the compensation committee and specified in each award agreement. The exercise price for options is the fair market value of our shares on the date of grant as determined in good faith by our board of directors. In April 2017, our compensation committee and the board of directors resolved that, except if specified otherwise, the exercise price of future grants shall be equal to the 30-trading day average closing price of our ordinary shares on Nasdaq immediately prior to the date of grant.

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

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised equity awards will be replaced by equally ranking equity awards of the successor company. If the successor company refuses to issue replacement equity awards, the vesting and exercisability of outstanding equity awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The ESOP defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the company’s assets or shares. In the event that a proposal for liquidation is submitted to shareholders, certain award holders will also be entitled to exercise their awards during a 10‑day period to participate in a liquidation distribution. In the event of a change of control in the company, options granted to our executive officers may be accelerated and become exercisable as at the date on which the change of control will become effective.

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

C.   Board Practices

Board of directors and officers

Our articles of association provide that we may have between five and nine directors. Our board of directors currently consists of eight directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association, our directors are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than external directors when applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Daniel Birnbaum, Mr. Jonathan Kolodny and Mr. Torsten Koster, will hold office until our annual meeting of shareholders to be held in 2020. Class II directors, consisting of Ms. Lauri Hanover and Mr. Stanley Stern, will hold office until our annual meeting of shareholders to be held in 2018. Class III directors, consisting of Mr. David Morris, Mr. Richard Hunter and Prof. Yehezkel (Chezy) Ofir, will hold office until our annual meeting of shareholders to be held in 2019. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described above.

Our articles relating to the number of directors, staggered board and election and removal of a director from office may be amended only by a resolution adopted by two-thirds of our voting shares. Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles, may be filled by a vote of a simple majority of the directors then in office, including if the number of directors then in office is less than five. Directors so chosen or appointed shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

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

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Global Select Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in July 2016, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

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

Our board of director has determined that Ms. Hanover is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A‑3 under the Exchange Act, and that each member of our audit committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “— Fiduciary duties and approval of specified related party transactions under Israeli law.” The term “controlling shareholder” means any shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. As of the date of this annual report on Form 20-F, we do not have a controlling shareholder as defined under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include, among others:

•	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;
•	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;
•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor.

•	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;
•

identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

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

Compensation committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee consists of Ms. Hanover and Messrs. Stern and Morris. The chairperson of the compensation committee is Ms. Hanover.

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved our current compensation policy at our annual general meeting of shareholders held in March 2017. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

We refer to this as the Special Approval for Compensation. Under the Companies Law, subject to certain conditions, the board of directors may ratify the compensation policy even if it is not ratified by the shareholders.

Compensation committee role

The responsibilities of the compensation committee under the Companies Law include:

•

recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;
•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
•	exempting, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules, which include among others:

•

recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications to the committee deems appropriate, including as required under the Companies Law;

•

reviewing and approving the granting of options and other incentive awards to the chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
•

administer our equity-based compensation plans, including without limitation to approve the adoption of such plans, to amend and interpret such plans and the awards and agreements issued pursuant thereto, and to make awards to eligible persons under the plans and determine the terms of such awards.

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

Nominating and governance committee

Our nominating and governance committee consists of Messrs. Ofir, Stern and Morris. The chairperson of the nominating and governance committee is Mr. Ofir.

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules and the Companies Law, which include:

•	recommending to the board of directors for its approval criteria for board and committee membership;
•

identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of the board of directors, consistent with the criteria established by the committee for board and committee membership and the qualification requirements set forth under the Companies Law, and recommending to the board of directors for election as our directors;

•	establishing procedures for annual performance evaluations of members of our board of directors on an individual basis;
•	developing and recommending to our board of directors corporate governance guidelines and policies, satisfying the requirements of applicable law and any other applicable requirements; and
•	reviewing developments relating to corporate governance issues and reviewing and recommending to the board of directors changes in our corporate governance guidelines and policies.

The nominating and corporate governance committee is also authorized to retain and terminate compensation consultants, legal counsel or other advisors to the committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or advisable.

Our board of directors has determined that each member of our nominating and governance committee is independent under the Nasdaq Rules.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Ms. Ilana Shchory serves as our internal auditor. Ms. Shchory is a certified internal auditor and a certified public accountant.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728‑1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among others, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among others, the duty to:

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

We may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

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

Under the Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty, however, a company may not approve a transaction or action that is not performed by the office holder in good faith or unless it is in the company’s interest.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or a transaction with a third party in which the office holder has a personal interest and an action of an office holder that would otherwise be deemed a breach of duty of loyalty, which is not an extraordinary transaction, requires approval of the board of directors. Our articles of association do not provide otherwise.

Under the Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, a Special Approval for Compensation.

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

Under the Companies Law, the definition of a “personal interest” includes the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person and/or such person’s relative is a director or chief executive officer, a 5% or more shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave the proxy to another person to vote on his or her behalf, regardless of whether the proxy holder has discretion how to vote on the matter.

Under the Companies Law, an “extraordinary transaction” which requires approval is defined as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

An extraordinary transaction in which an office holder has a personal interest requires approval of the company’s audit committee followed by the approval of the board of directors.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See — “Audit committee — Approval of transactions with related parties” for a definition of controlling shareholder. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

•

at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires approval once every three years, unless, with respect to certain transactions that are not related to provision of services or terms of office, the audit committee determines that the longer duration of the transaction is reasonable given the circumstances related thereto.

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

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned shareholder duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to the company, has a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “Item 10.B — Additional Information —Memorandum and Articles of Association — Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (see “Item 6. C. — Board practices — Fiduciary duties and approval of specified related party transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

In addition, the approval of the shareholders is also required if a private placement is a significant private placement. A private placement is considered a significant private placement if it:

•

the securities issued pursuant to the private placement amount to twenty percent or more of the outstanding voting rights in the company before the issuance, some or all of the consideration is provided not in cash or in listed securities or the transaction is not on market terms, and as a result of the private placement the holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights will increase or any person will become, as a result of the private placement, a holder of more than 5% of the company’s outstanding share capital or voting rights; or

•	will cause a person to become a controlling shareholder of the company.

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

Under the Companies Law and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•

a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

•

reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction; a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and
•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

“Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;
•	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a monetary liability imposed on the office holder in favor of a third party;
•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•

a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

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

Our articles of association permit us to, exculpate, indemnify and insure our office holders as permitted under the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy, we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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

D.   Employees

As of December 31, 2017, we had 2,592 employees of whom 1,875 were based in Israel, 193 were based in Germany, 202 were based in the Netherlands, 146 were based in the United States and 176 were based in other countries. Of the total number of employees, approximately 656 were temporary employees (most of whom worked at our manufacturing facilities).

The breakdown of our employees by main category of activity is as follows:

	As of December 31,
Main Category of Activity	2015	2016	2017
Operations, product development and innovation	1,472	1,709	1,768
Sales and marketing	299	301	566
General and administration	160	157	230
Management	19	27	28
Total	1,950	2,194	2,592

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our Israeli subsidiary’s employees at our Lehavim facility have joined the Histadrut (General Federation of Labor in Israel). In March 2017, a limited number of our Israeli subsidiary’s employees commenced a work stoppage. Such work stoppage has not adversely affected our business operations. We have incurred and could further incur in the future increased operational costs and/or experience work stoppages, which could adversely affect our business, financial condition and results of operations. See “Item 3.D. — Risk Factors — Our employees at our Lehavim facility in Israel have joined the Histadrut (General Federation of Labor in Israel) and established an employees’ committee, which has resulted and may further result in, among other things, our incurring additional labor costs and experiencing work stoppages and/or reduced operational flexibility.”

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

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2018 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;
•	each of our executive officers;

•	each of our directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after March 1, 2018. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 22,620,027 ordinary shares outstanding as of March 1, 2018.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
FMR LLC (1)	2,097,898	9.27%
Renaissance Technologies LLC (2)	1,214,000	5.37%
Executive officers and directors
Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris (3)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	*	*
Richard Hunter	*	*
Torsten Koster	*	*
Daniel Birnbaum	*	*
Daniel Erdreich	*	*
Eyal Shohat	*	*
Matti Yahav	*	*
Galit Zucker	*	*
Idan Zu-Aretz	*	*
All executive officers and directors as a group (13 persons) (4)	206,133	0.90%

*Less than 1%.

(1)

Based on a Schedule 13G/A filed with the SEC on February 13, 2018, FMR LLC has sole voting power over 205,020 ordinary shares and sole dispositive power over 2,097,898 shares. Consists of 2,097,898 shares beneficially owned by FMR LLC, a Delaware corporation and by Abigail P. Johnson, a director, the chairman and the chief executive officer of FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The principal address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Based on a Schedule 13G filed with the SEC on February 14, 2018, Renaissance Technologies LLC (“RTC”) has sole voting power over 1,171,048 ordinary shares, sole dispositive power over 1,179,576 ordinary shares and shared dispositive power over 34,424 ordinary shares. Renaissance Technologies Holding Corporation (“RTHC”), a Delaware corporation, deems a beneficial owner of the shares held by RTC by virtue of its holding of a majority interest in RTC. The principal address of each of RTC and RTHC is 800 Third Avenue, New York, New York 10022.
(3)	The address for Mr. Morris is c/o KDM Partners LLP, Farley Court, Second Floor, Allsop Place, London, NW1 5LG.
(4)	Consists of 124,804 shares, options to purchase 80,951 shares and 378 restricted share units, which are currently exercisable or will become exercisable within 60 days of March 1, 2018.

Significant changes in the ownership of major shareholders

On February 14, 2018, Renaissance Technologies LLC and its affiliates filed a Schedule 13G with the SEC stating it beneficially owned 1,214,000 ordinary shares.

On June 12, 2017, FMR LLC and its affiliates filed a schedule 13G with the SEC stating that it beneficially owned 2,177,539 ordinary shares. On March 1, 2018, and based on a Schedule 13G/A filed with the SEC on February 13, 2018, FMR LLC and its affiliates beneficially owned 2,097,898 ordinary shares.

Based on a Schedule 13G/A filed with the SEC on February 14, 2018, Menora Mivtachim Holdings Ltd. ceased to be the beneficial owner of 5% or more of our ordinary shares.

Based on a Schedule 13G/A filed with the SEC on February 14, 2018, Real Property International Limited ceased to be the beneficial owner of 5% or more of our ordinary shares.

Shareholders of record

As of March 1, 2018, we had five registered shareholders, all of which were located in the United States. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The record holders in the United States included Cede & Co., the nominee of the Depositary Trust Company. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. All of our ordinary shares have identical voting and other rights.

B.   Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2017, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of 10% or more of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Item 8.FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F‑1, as part of this annual report.

Legal proceedings

General

In the ordinary course of business, we are engaged in legal proceedings, including product liability actions and employee lawsuits. We believe that the ultimate outcome of these actions will not have a material adverse effect on our results of operations, financial condition or cash flows, however the outcome of litigation and other legal matters is inherently uncertain.

Product liability lawsuits are generally covered by our product liability insurance and workplace accident lawsuits are covered by our employer’s liability insurance. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

Italian Claim

In June 2017, we were served with a writ of summons by Mineracqua – the Federation of Natural Mineral Water Industries, Spring Waters and Soft Drinks in Italy, or Mineracqua, alleging unfair competition acts by us consisting of misleading advertising and disparagement. In particular, Mineracqua claimed that our video known as “Shame or Glory – Choose your destiny” was defamatory in its nature and represented an unfair method for diverging bottled mineral water customers. Mineracqua is seeking damages in the amount of Euro 20 million, or a different amount as determined by the Court for the damages to reputation and the diversion of clients. We filed our response in October 2017, and the first court hearing was held in November 2017. Both parties have filed their pleading briefs and a court hearing was re-scheduled to February 2019. It is not possible at this stage of the litigation to predict any outcome, however, based on the assessment of our legal counsel we are of the opinion that the likelihood that we will be required to pay damages is low, and that the claim will not have a material adverse effect on our results of operations.

Histadrut Claim

In March 2017, the Histadrut filed a collective bargaining dispute motion against us, which was subsequently amended in May 2017. The motion included, among others, a monetary claim in the amount of NIS 15 million (approximately $4.4 million), as compensation for alleged interference with the unionization of our Israeli subsidiary’s employees. In July 2017 and October 2017, we filed our responses to the motion. In January 2018, the evidentiary hearings have commenced. While the outcome of such litigation is inherently uncertain, based on the assessment of our legal counsel, we are of the opinion that the lawsuit will not have a material adverse effect on our company.

Dividend policy

Since our IPO, we have not distributed our net income as dividends to our shareholders. We do not currently anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

Under Israeli law, we may only declare and pay a dividend if, upon the determination of our board of directors, that there is no reasonable concern that the distribution will not prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Item 10.B. — Memorandum and Articles of Association — Dividend and liquidation rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. — Taxation —  Israeli tax considerations and government programs — Taxation of our shareholders — Taxation of non-Israeli shareholders on receipt of dividend.”

B.   Significant Changes

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

Item 9.THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “SODA” since November 3, 2010. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $20.00 per share on November 2, 2010. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the Nasdaq Global Select Market.

Our ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “SODA” since November 3, 2010. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $20.00 per share on November 2, 2010. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the Nasdaq Global Select Market.

	US$ Price Per Ordinary Share
	High	Low
Annual:

2018 (until March 1, 2018)	86.75	69.24
2017	72.14	38.36
2016	41.33	11.66
2015	24.38	11.40
2014	51.71	19.85
2013	77.80	45.25

Quarterly:

First Quarter 2018 (until March 1, 2018)	86.75	69.24
Fourth Quarter 2017	72.14	59.76
Third Quarter 2017	66.55	49.73
Second Quarter 2017	57.68	48.68
First Quarter 2017	51.25	38.36
Fourth Quarter 2016	41.33	23.77
Third Quarter 2016	30.70	20.78
Second Quarter 2016	22.43	13.63
First Quarter 2016	16.15	11.66

Most Recent Six Months:

March 2018 (until March 1, 2018)	81.45	79.60
February 2018	86.75	72.91
January 2018	79.43	69.24
December 2017	72.14	67.94
November 2017	70.89	61.62
October 2017	67.75	59.76
September 2017	66.55	57.18

On March 1, 2018, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $80.42 per share.

Our ordinary shares have been listed on the TASE under the symbol “SODA” since December 15, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the TASE in NIS.

	NIS Price Per Ordinary Share
	High	Low
Annual:

2018 (until March 1, 2018)	295.70	239.80
2017	253.80	145.40
2016	159.90	46.84
2015 (commencing December 15, 2015)	70.30	61.46

Quarterly:

First Quarter 2018 (until March 1, 2018)	295.70	239.80
Fourth Quarter 2017	253.80	212.40
Third Quarter 2017	230.80	180.10
Second Quarter 2017	210.00	174.60
First Quarter 2017	190.90	145.40
Fourth Quarter 2016	159.90	92.65
Third Quarter 2016	116.90	79.55
Second Quarter 2016	85.43	51.60
First Quarter 2016	64.00	46.84

Most Recent Six Months:

March (until March 1, 2018)	287.00	284.00
February 2018	295.70	257.50
January 2018	269.90	239.80
December 2017	253.80	239.40
November 2017	248.80	216.20
October 2017	238.90	212.40
September 2017	226.30	202.90

On February 28, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 286.50 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See “ —  Listing Details” above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

Objects and purposes

We are registered with the Israeli Registrar of Companies. Our registration number is 51‑395125‑1. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

Our authorized share capital consists of 54,000,000 ordinary shares, par value NIS 0.645 per share, of which 22,620,027 are issued and outstanding as of March 1, 2018.

Our ordinary shares do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for anti-terror legislation and except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, if applicable, by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Subject to the Companies Law, shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and avoid abusing his or her powers including when voting at general meetings on matters such as amending the articles of association, increasing the company’s authorized capital and approving mergers and related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. The remedies generally available upon a breach of contract apply in the event of breach of the above mentioned duties, and in the event of harm, other remedies shall also be available to the injured shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking into account the status of each such person in the company. Except as otherwise disclosed in this annual report, an amendment to our articles of association to change the rights of our shareholders requires the prior approval of a simple majority of our shares represented and voting at a general meeting.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors, if applicable. The removal of any director prior to the expiry of his or her term shall be upon the vote of two thirds of our voting shares except as provided by applicable law. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. — Board Practices — Board of directors and officers.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. — Board Practices.”

In November 2016, we entered into a Support Agreement with Teleios Capital Partners GmbH, or Teleios, further to which we nominated Mr. Torsten Koster for election as a member of our board of directors at our annual general meetings held in December 2016 and in November 2017. Under the agreement, we agreed to nominate Mr. Koster or a different individual designated by Teleios, and reasonably acceptable to our board of directors, at any subsequent annual general meeting occurring within 18 months following the 2016 annual general meeting, provided that Teleios continues to hold at least 2.5% of our outstanding ordinary shares. Under the agreement, Teleios agreed to certain customary standstill provisions for 18 months following the 2016 annual general meeting, including not to participate in any solicitation of proxies, not to form a “group” with any other shareholder, and not to acquire shares in excess of 12.99% of our outstanding voting securities. In addition, Teleios agreed to abstain or vote against any shareholder proposal that is not supported by our board of directors.

Dividend and liquidation rights

Under Israeli law, we may only declare and pay a dividend if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors presides over our general meetings and is appointed by the board of directors. If the chairperson was not appointed or is not present within 15 minutes of the appointed time or is unwilling to act as chairperson, then the shareholders present shall choose some of their members to serve as the chairperson of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or to such other time, if indicated in the invitation to the meeting or in the notice of the meeting, any time and place set forth in the prior notice to the shareholders, or to a later time, as determined by the chairperson with consent of at least a majority of our voting rights. At the reconvened meeting, if a quorum is not present within half an hour, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “— Shareholder meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, if applicable, by written ballot, and voting on the resolution (excluding abstentions). In the event of a tie vote, the proposed resolution shall be rejected. A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy or, if applicable, by written ballot and voting on the resolution.

Under our articles of association, certain resolutions require the approval of holders of at least two-thirds of our voting shares, including resolutions to change the minimum and maximum number of our directors.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if offerees holding less than 2% of the company’s issued and outstanding share capital failed to approve such tender offer).

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, provided that the general meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer, excluding the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, holders of 25% or more of the voting rights in the company or anyone on their behalf, including their relatives and entities controlled by them.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”).

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger pursuant to regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations the target company. The court may further give instructions to secure the rights of creditors.

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

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Currently, we do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.” Pursuant to the Israeli Securities Law, 5728‑1968, a company whose shares are traded on the TASE may not have more than one class of shares, except for one additional class of preferred shares which may have a dividend preference but may not have any voting rights.

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

Law for the encouragement of industry (taxes), 5729‑1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that one of our Israeli subsidiaries currently qualifies as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident of Israel that was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and which is located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

Amortization over an eight-year period of the cost of purchased know-how patents, and rights to use a patent and know-how that are used for the development or promotion of the Industrial Enterprise, beginning from the year in which such rights were first used;

•	Under specified conditions, the right to elect to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and
•	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

We intend to continue to qualify as an “Industrial Company” in the future. However, there can be no assurance that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Law for the encouragement of capital investments, 5719‑1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, was amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 or the 2005 Amendment, amended as of January 1, 2011, or the 2011 Amendment and as of January 1, 2017 or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law following its recent amendments.

Tax benefits prior to the 2011 Amendment

The Investment Law provided certain incentives for capital investments in a production facility (or other eligible assets) made by an “Approved Enterprise”, as defined by the Investment Law, upon approval by the Israeli Authority for Investment and Development of the Industry and Economy or the “Investment Center.” Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific program.

Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates.

One of our subsidiaries in Israel received grants and was entitled to tax benefits relating to investment programs that were subject to Approved Enterprise certificates.

The benefits available to an Approved Enterprise were subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If we are found not to have met these conditions, we may be required to refund the amount of tax benefits, as adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

If a company elected the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable without the benefits under the alternative benefits track.

The 2005 Amendment provides that certificate of approval from the Investment Center will not be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefit track.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013, 16% and 9%, respectively, in 2014, 2015 and 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

Israeli transfer pricing regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, or the Transfer Pricing Regulations, came into force. Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between parties that have a special relationship be conducted according to an arm’s length principle standard and be taxed accordingly and that the intercompany prices be supported by a transfer pricing study.

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends. Non-residents of Israel are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided under a treaty between Israel and the shareholder’s country of residence (subject to receipt in advance of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the preceding 12 months, the applicable withholding tax rate is 30%. A “substantial shareholder” is generally a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, to receive profits, to nominate a director or an executive officer, to receive assets upon liquidation, or to order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

Under the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, or the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%, subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year is derived from certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the United-State resident in Israel. Furthermore, dividends paid from income derived from a

Preferred Enterprise are subject to withholding tax at a rate of 15% for such U.S. corporation shareholder, provided that the conditions related to our gross income for the previous year is met.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. In general, capital gains accrued by individuals on the sale of shares in an Israeli resident company will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption would not be available to non-Israeli residents dealing in securities in Israel which would be subject to Israeli tax at the rates applicable to business income (at the corporate tax rate for a corporation (24% in 2017 and 23% in 2018 and thereafter) and the marginal tax rate of up to 47% for an individual in 2017 and thereafter).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. Under the United States-Israel Tax Treaty, the sale, exchange (whether from a merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is a United States resident (for purposes of that treaty), holding the ordinary shares as a capital asset is generally exempt from Israeli capital gains tax unless (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12‑month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

In transactions involving a sale of all of the shares of an Israeli resident company, such as a merger or other transaction, the Israel Tax Authority may, among other things, require from shareholders who are not liable for Israeli tax to present a declaration in the form specified by that authority confirming their status as non-Israeli residents or obtain a specific exemption from the Israeli Tax Authority, and, in the absence of such declaration or a specific exemption, may require the purchaser of the shares to withhold taxes. In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances, but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred.

Excess Tax

Individuals who are subject to tax in Israel, whether an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual taxable income exceeding NIS 810,720 in 2016 and 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) at a rate of 2% in 2016 and 3% in 2017 and thereafter, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

United States federal income taxation

The TCJA, which was signed into law by President Donald J. Trump on December 22, 2017, makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

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

This description is based on the United States Internal Revenue Code, 1986, as amended, or the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

We believe that we were not classified as a PFIC for the taxable year ended on December 31, 2017. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distributions received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “- Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF, election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “regularly traded” on a “qualified exchange.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

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

Certain U.S. Holders who are individuals (or certain specified entities) are required to report information relating to an interest in our ordinary shares by attaching a complete United States Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by financial institutions in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are subject to the requirement to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ordinary shares.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and 10% shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing audited financial statements. We also furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

I.   Subsidiary Information

Not applicable.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation and commodity prices. We regularly assess these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 23C.1.ii to our consolidated financial statements as of and for the year ended December 31, 2017, included elsewhere in this annual report.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the U.S. Dollar (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the Euro and the NIS). As of December 31, 2017, our revenues are primarily denominated in U.S. Dollars and Euros. Significant material purchasing and production costs and operational expenses are denominated in the U.S. Dollar and NIS.

Based on our results in 2017, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our revenues by $2.9 million. Based on our results in 2017, a 1.0% increase/decrease in the value of the Euro and the NIS against the U.S. Dollar would have increased (decreased) our cost of revenues and expenses by $2.9 million.

We engage in hedging transactions to minimize our currency risk. Total comprehensive income included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts and options:

	Year Ended December 31,
(in thousands)	2015	2016	2017
Unrealized foreign currency exchange rate gains (losses) of foreign operations	$(15,085)	$(4,168)	$23,423
Realized foreign currency exchange rate gains (losses)	4,245	(1,490)	2,236
Derivative gains (losses)	2,678	448	(1,629)

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material adverse effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenues if the selling prices of our products do not increase in line with increases in costs.

Commodity price risks

Commodity price fluctuations impact the cost of certain of the raw materials we use to manufacture our sparkling water makers, carbonation bottles, CO2 cylinders and flavors. From time to time, we engage in long-term purchase agreements and in hedging transactions to lower the impact of such fluctuations.

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a‑15(e) and 15d‑15(e) of the Exchange Act) as of December 31, 2017. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a‑15(f) and 15d‑15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

Based on this assessment, our management has concluded that as of December 31, 2017, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Somekh Chaikin, a member of KPMG International, has audited the consolidated financial statements included in this annual report on Form 20‑F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F‑2 and F‑59 of this annual report on Form 20‑F.

Changes in internal control over financial reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) have occurred that have materially adversely affected, or that are reasonably likely to materially adversely affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Hanover is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Ms. Hanover is independent as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act and under the Nasdaq Rules. For Ms. Hanover’s relevant experience, see “Item 6.A. —  Directors, Senior Management and Employees —  Directors and Senior Management.”

Item 16B.CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers, including our principal accounting officer. We also adopted a Code of Conduct that applies to all of our employees. We have posted these codes on our investor relations website at http://sodastream.investorroom.com/ under “Corporate Governance - Governance Documents.” Waivers of and amendments to our Code of Ethics may only be approved by the board of directors. On July 27, 2017, as part of our periodic review of our internal policies, we amended our Code of Ethics to expand the responsibilities of our chief executive officer and chief financial officer to better address the changes in our scope of business since the adoptions of the original Code of Ethics. Under Item 16B. of Form 20‑F, if a waiver or amendment of the Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20‑F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B., or (ii) through the filing of a foreign private issuer report on Form 6-K. We granted no waivers under our Code of Ethics in 2017.

Item 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, has served as our independent registered public accounting firm for 2016 and 2017. The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2016 and 2017:

	2016	2017
Audit Fees	$707,431	$754,120
Tax Fees	43,000	63,000
Other Fees	1,400	1,800
Total	$751,831	$818,920

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves audit services, audit-related services, tax services and other services that may be performed by our independent accountants.

Item 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.CORPORATE GOVERNANCE

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

Item 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.FINANCIAL STATEMENTS

Not applicable.

Item 18.FINANCIAL STATEMENTS

See pages F-2 through F-59 of this annual report on Form 20-F.

Item 19.EXHIBITS

Exhibit No.	Description

1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to SodaStream’s Registration Statement on Form F‑1, as amended, File No. 333‑170007 (“Registration Statement No. 333‑170007”), as filed with the SEC on October 19, 2010)

4.1	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement No. 333‑170007, as filed with the SEC on October 19, 2010)

4.2(a)	2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(a) to Registration Statement No. 333‑170007, as filed with the SEC on October 19, 2010)

4.2(b)	2010 Employee Share Option Plan (incorporated by reference to Exhibit 10.2(b) to Registration Statement No. 333‑170007, as filed with the SEC on October 26, 2010)

4.2(c)

Amendment to the 2010 Employee Share Option Plan (incorporated by reference to Exhibit 99.3 to SodaStream’s Registration Statement on Form S‑8, File No. 333‑208811, as filed with the SEC on December 31, 2015)

4.3

Support Agreement between the Registrant and Teleios Capital Partners GmbH, dated November 30, 2016 (incorporated by reference to Exhibit 99.1 to the Form 6‑K filed by the Registrant with the SEC on November 30, 2016)

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SodaStream International Ltd.
Date: March 22, 2018	By:	/s/ Daniel Birnbaum
Name: Daniel Birnbaum
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
SodaStream International Ltd:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. (hereinafter “the Company”) and subsidiaries (hereinafter “the Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/Somekh Chaikin

Certified Public Accountant

Member Firm of KPMG International

We have served as the Company’s auditor since 2007.

Tel-Aviv, Israel
March 22, 2018

SodaStream International Ltd.

Consolidated Balance Sheets as of December 31

(in thousands)

	Note	2016	2017
Assets

Cash and cash equivalents	11	$50,250	$85,168
Bank deposits		7,000	—
Financial Investments	23	—	70,000
Inventories	9	87,986	97,088
Trade receivables, net	23	87,430	124,352
Other receivables	10	20,613	19,250
Assets classified as held for sale		1,484	—
Derivative financial instruments	23	2,112	404
Total current assets		256,875	396,262

Property, plant and equipment	7	164,628	171,543
Intangible assets	8	37,582	38,365
Deferred tax assets	21	4,154	6,435
Other receivables		2,688	4,260
Total non-current assets		209,052	220,603

Total assets		465,927	616,865

Liabilities

Derivative financial instruments	23	—	215
Trade payables		41,643	61,215
Income tax payable	21	8,312	14,350
Provisions	15	2,646	2,602
Other current liabilities	16	22,262	30,461
Total current liabilities		74,863	108,843

Employee benefits	14	2,306	2,403
Other non-current liabilities		73	164
Deferred tax liabilities	21	5,166	4,279
Total non-current liabilities		7,545	6,846
Total liabilities		82,408	115,689

Shareholders’ equity

Share capital	12	3,461	3,599
Share premium		214,609	234,406
Translation reserve	12	(34,161)	(10,738)
Retained earnings		199,610	273,909
Total shareholders’ equity		383,519	501,176

Total liabilities and shareholders’ equity		$465,927	$616,865

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Operations for the year ended December 31

In thousands (other than per share amounts)

	Note	2015	2016	2017

Revenues		$413,135	$476,065	$543,371
Cost of revenues		216,364	231,087	253,512

Gross profit		196,771	244,978	289,859

Operating expenses
Sales and marketing	17	138,641	144,657	159,225
General and administrative	18	47,258	43,522	49,117
Other expenses, net	19	631	2,327	142

Total operating expenses		186,530	190,506	208,484

Operating income		10,241	54,472	81,375

Interest expense (income), net	20	350	523	(421)
Other financial expense (income), net	20	(5,192)	1,597	(933)

Total financial expenses (income), net		(4,842)	2,120	(1,354)

Income before income tax		15,083	52,352	82,729

Income tax expense	21	3,006	7,886	8,340

Net income for the year		$12,077	$44,466	$74,389

Net income per share
Basic	25	$0.57	$2.10	$3.41
Diluted	25	$0.57	$2.07	$3.29

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31

(in thousands)

	2015	2016	2017

Net income for the year	$12,077	$44,466	$74,389
Items that after initial recognition in comprehensive income are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations	(15,085)	(4,168)	23,423
Items that will never be reclassified to profit or loss

Defined benefit plan remeasurements, net of tax	(202)	(96)	(90)

Total comprehensive income (loss) for the year	$(3,210)	$40,202	$97,722

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands)

	Attributable to equity holders of the Company
	Share	Share	Translation	Retained
	capital	Premium	reserve	earnings	Total
Balance as of January 1, 2015	$3,400	198,918	(14,908)	143,365	$330,775
Net income for the year	—	—	—	12,077	12,077
Other comprehensive loss for the year	—	—	(15,085)	(202)	(15,287)
Total comprehensive income (loss) for the year	—	—	(15,085)	11,875	(3,210)
Share-based payment	—	6,471	—	—	6,471
RSU vested in connection with business combination (1)	1	—	—	—	1
Exercise of employee equity awards	13	138	—	—	151
Balance as of December 31, 2015	$3,414	205,527	(29,993)	155,240	$334,188
Net income for the year	—	—	—	44,466	44,466
Other comprehensive loss for the year	—	—	(4,168)	(96)	(4,264)
Total comprehensive income (loss) for the year	—	—	(4,168)	44,370	40,202
Share-based payment	—	4,801	—	—	4,801
Exercise of employee equity awards	47	4,281	—	—	4,328
Balance as of December 31, 2016	$3,461	214,609	(34,161)	199,610	$383,519
Net income for the year	—	—	—	74,389	74,389
Other comprehensive income (loss) for the year	—	—	23,423	(90)	23,333
Total comprehensive income for the year	—	—	23,423	74,299	97,722
Share-based payment	—	5,225	—	—	5,225
Exercise of employee equity awards	138	14,572	—	—	14,710
Balance as of December 31, 2017	$3,599	234,406	(10,738)	273,909	$501,176

(1)	See Note 12(A)(1).

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Consolidated Statements of Cash Flows for the year ended December 31

(in thousands)

	2015	2016	2017
Cash flows from operating activities
Net income for the year	$12,077	$44,466	$74,389
Adjustments:
Depreciation of property, plant and equipment	13,233	16,012	19,336
Amortization of intangible assets	3,710	3,439	2,952
Impairment of goodwill and other intangible assets	631	1,830	—
Restructuring costs	6,930	—	—
Change in fair value of derivative financial instruments	(2,678)	(448)	1,629
Other expenses, net	—	—	142
Exchange rate differences on short-term loans and borrowing	(1,386)	—	—
Exchange rate differences on long-term loans and borrowing	(3,675)	287	—
Share-based payment	6,471	4,801	5,225
Interest expense (income), net	350	523	(421)
Income tax expense	3,006	7,886	8,340
	38,669	78,796	111,592

Decrease (increase) in inventories	19,860	22,352	(6,644)
Decrease (increase) in trade receivables and other receivables	12,211	(9,375)	(30,845)
Increase (decrease) in trade payables and other liabilities	(24,680)	(3,970)	26,466
Increase (decrease) in employee benefits	(89)	123	287
Increase (decrease) in provisions	(62)	239	(44)
	45,909	88,165	100,812

Interest paid	(479)	(616)	(135)
Income tax received	565	348	101
Income tax paid	(5,987)	(5,965)	(5,962)
Net cash from operating activities	40,008	81,932	94,816

Cash flows from investing activities
Interest received	129	93	556
Proceeds from (investment in) bank deposits	—	(7,000)	7,000
Investment in financial investments	—	—	(70,000)
Proceeds from investment grants	2,252	2,828	6,227
Proceeds from sale of property, plant and equipment	—	—	2,281
Proceeds from (payment for) derivative financial instruments, net	2,591	(1,033)	294
Acquisition of property, plant and equipment	(49,466)	(25,987)	(21,165)
Acquisition of intangible assets	(4,236)	(1,982)	(2,260)
Net cash used in investing activities	(48,730)	(33,081)	(77,067)

Cash flows from financing activities
Proceeds from exercise of employee share options	151	4,328	14,710
Receipts of long-term loans and borrowings	10,000	—	—
Repayments of long-term loans and borrowings	(16,246)	(34,248)	—
Change in short-term debt, net	4,247	(2,861)	—
Net cash from (used in) financing activities	(1,848)	(32,781)	14,710

Net increase (decrease) in cash and cash equivalents	(10,570)	16,070	32,459
Cash and cash equivalents at the beginning of the year	46,880	34,534	50,250
Effect of exchange rates fluctuations on cash and cash equivalents	(1,776)	(354)	2,459

Cash and cash equivalents at the end of the year	$34,534	$50,250	$85,168

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	Reporting entity

SodaStream International Ltd. (hereinafter - the Company) is incorporated in Israel. The address of the Company’s registered office is Gilboa Street, Airport City 7019900, Israel. The consolidated financial statements of the Company as of and for the year ended December 31, 2017 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group companies” or “Group entities”).

The Group is engaged in developing, manufacturing and marketing sparkling water makers and related products.

The Group’s operational activities are managed by its wholly owned subsidiary, SodaStream International B.V., registered in the Netherlands. Most of the Group’s products are manufactured in Israel by SodaStream Industries Ltd., a wholly owned subsidiary. Marketing support and services are carried out by wholly owned subsidiaries and third-party distributors located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

The ordinary shares of the Company were listed on the NASDAQ Global Select Market in connection with the Company’s initial public offering (hereinafter - the IPO) on November 3, 2010, and starting from December 15, 2015 on the Tel-Aviv Stock Exchange. On April 14, 2011, the Company issued additional shares to the public in a follow-on offering. As of the reporting date, to the best of the Company’s knowledge, the Company has no shareholder with a controlling interest.

B.	Definitions

In these consolidated financial statements -

1.The Company - SodaStream International Ltd.

2.The Group - SodaStream International Ltd. and its subsidiaries.

3.Subsidiaries - Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

4.Related party - "Related party" within its meaning in IAS 24 (2009) Related Party Disclosures.

Note 2 - Basis of preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 19, 2018.

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial investments, inventories, assets classified as held for sale, derivative financial instruments, defined employee benefit liabilities, provisions and deferred tax assets and liabilities. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

•Note 7, Property, plant and equipment.

•Note 8, Intangible assets.

•Note 9, Inventories.

•Note 15, Provisions.

•Note 21, Income tax, regarding the utilization of tax losses, deferred taxes and tax assessments.

•Note 24, Contingencies.

•Note 26, Share based payments.

Note 3 - Significant accounting policies

The accounting policies set out below have been applied consistently in all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

A.Basis of consolidation

1.Subsidiaries

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expense arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.Foreign currency

1.Foreign currency transactions

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

2.Foreign operations

The assets and liabilities of foreign operations, including goodwill are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (hereinafter - the translation reserve) in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is transferred to the statement of operations as part of the gain or loss on disposal.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

to be as part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented in the translation reserve in equity.

C.Financial instruments

1.Non-derivative financial assets

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

Financial investments

The Group has entered into financial investments, which consist of investments in government, corporate and government sponsored enterprises debentures. The Group's investments policy limits the credit rating and the amount that the Group may invest in any one type of investment or issuer and, thereby the credit risk is reduced. Financial investments are recognized initially at fair value. Subsequent to initial recognition, financial investments are measured at fair value, and changes therein are recognized immediately in the statement of operations, as financing items.

2.Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: trade payables and other payables. Trade payables and all other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

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

3.Derivative financial instruments

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

4.Share capital

All shares are classified as equity.

Incremental costs directly attributable to the issuance of shares and options are recognized as a deduction from equity, net of any tax effects.

D.Property, plant and equipment

1.Recognition and measurement

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

the cost of the asset shall not exceed the balance of the carrying amount, and the remaining balance is recognized immediately in the statement of operations.

Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Group to facilitate the exchange program are considered property, plant and equipment.

2.Subsequent costs

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

3.Depreciation

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

The estimated useful lives for the current and comparative periods are as follows:

-	Leasehold improvements	the shorter of lease term or useful life
-	Machinery and equipment	5‑10 years
-	Office furniture and equipment	3‑5 years
-	Vehicles	5‑7 years
-	Cylinders	20‑50 years
-	Buildings	50 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

E.Intangible assets

1.Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

2.Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

3.Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the statement of operations as incurred.

4.Amortization

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

The estimated useful lives for the current and comparative periods are as follows:

-	Software licenses	3‑10 years
-	Customer relations	5‑8 years
-	Technology	8 years
-	Trademarks	Indefinite

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

I.Impairment

1.Non-derivative financial assets

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of operations.

2.Non-financial assets

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

The recoverable amount of an asset or cash-generating unit (hereinafter - CGU) is the greater of its value in use and its fair value less costs of disposals. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

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

J.	Non-current assets and disposal groups held for sale

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

K.Employee benefits

1.Post-employment benefits

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

2.Other long-term benefits

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

on the projected unit credit method. Any remeasurements are recognized in the statement of operations as they occur.

3.Short-term benefits

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

4.Termination benefits

Termination benefits are recognized as an expense at the earlier of when the Group can no longer withdraw the offer of those benefits or when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

5.Share-based payment transactions

The grant date fair value of share-based payment awards (equity awards), which include stock options and restricted share units (hereinabove and hereinafter - RSU) granted to employees is recognized as salary expense, with a corresponding increase in equity, over the vesting periods of the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting employee service is adjusted to reflect the number of awards that are expected to vest.

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

L.Provisions

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

A provision for estimated product returns is recognized when there is an obligation to provide a refund upon the return of products (see also Note 3(M)).

4.	Machinery and plant dismantling

A provision for machinery and plant dismantling is recognized when there is a contractual obligation for such activities.

M.Revenue

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

N.Government grants

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

of an asset are presented as a deduction from the related assets and are recognized in the statement of operations on a systematic basis over the useful life of the asset.

O.Lease payments

Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

P.Financial income and expenses

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

Q.Income tax

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

When determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the Company assesses whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the Company’s tax position, the Company recognizes the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the Company’s tax position, the Company is required to reflect the uncertainty in its accounts.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

R.Net income per share

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

S.New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2017 and have not been applied in preparing these consolidated financial statements:

1.	IFRS 9 (2014) Financial Instruments

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance is in addition to IFRS 9 (2013) which was issued in 2013.

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are to be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

2.	IFRS 15 Revenue from contracts with customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete (the cumulative effect method).

The Group has examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

The Group will adopt the new standard using the cumulative effect method.

3.	IFRS 16 Leases

The standard replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset (right-of-use) and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year or leases where the underlying asset has a low value.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted IFRS 15, Revenue from Contracts with Customers. The Group does not plan to apply IFRS 16 before the effective date.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date.

The Group is in a process of gathering all the information on its lease arrangements and evaluating the impact of implementing this standard on the consolidated financial statements. The standard is expected to impact the following matters: (1) An increase in non-current assets and financial liabilities; (2) A change in financial ratios.

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

The Group has examined the effects of applying IFRIC 22, and in its opinion the effect on the financial statements will be immaterial.

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

For further information regarding the fair value hierarchy, see Note 23.

C.	Financial investments

The fair value of financial investments is based on model utilizing market observable inputs or alternative pricing sources.

For further information regarding fair value hierarchy, see Note 23.

D.	Non-derivative financial liabilities

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

E.	Share-based payment transaction

The fair value of employee options is measured using the Black-Scholes formula. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility, expected life of the instruments, expected dividends, and the risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

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

The Group's financial investments are managed by third-party money managers who manage our investment portfolio in a risk-controlled framework. Our third-party money managers invest in high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty.

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

The Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of approximately 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains secured lines of credit in the amount of $3.0 million with certain Israeli banks. To the extent such lines of credit are utilized, interest is payable at a rate of LIBOR (or Prime, with respect to credit lines denominated in NIS) plus between 40 and 200 basis points.

The Group’s exposure to liquidity risk is further disclosed in Note 23(B).

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

Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities, primarily the USD and the Euro, but also the Australian Dollar (AUD), Swedish Krona (SEK), Swiss Francs (CHF), Sterling (GBP), New Israeli Shekel (NIS), Canadian Dollar (CAD), South African Rand (ZAR), Danish Krona (DKK), Norwegian Krona (NOK), Japanese Yen (JPY), New Zealand Dollar (NZD) and Argentine Peso (ARS).

The Group is primarily exposed to fluctuations of the Euro and the NIS against the U.S. Dollar. Revenue is primarily denominated in U.S. Dollar and Euro. Significant material purchasing, production costs and operational expenses are denominated in U.S. Dollar, Euro and NIS.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The Group uses derivative instruments in order to reduce the exposure to currency risks.

Interest rate risk

The Group’s bank deposits and bank overdrafts are subject to fluctuating interest rates, which depend on the loan period and the currency involved.

The Group's financial investments are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

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

Note 6 - Operating segments

The Group’s segment performance is assessed periodically by the Group’s management and reported to the Board of Directors, which acts as the Group’s Chief Operating Decision Maker (CODM). These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group’s products in the markets are managed either by wholly owned subsidiaries or by external third-party distributors. The reported performance of these markets is provided periodically and is consolidated in the Group’s headquarters for the purpose of presentation to the CODM.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The Company aggregates the different markets in which the Group operates into four main reportable geographical segments as set forth below:

-The Americas

-Western Europe

-Asia-Pacific

-Central and Eastern Europe, Middle East and Africa

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

AInformation about reportable segments

	Year ended December 31, 2017
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	127,370	325,315	61,902	28,784	543,371	—	543,371

Depreciation and amortization	949	1,126	544	119	2,738	19,550	22,288

Segments Results	18,864	93,275	16,032	5,711	133,882	(52,507)	81,375

Financial income, net							(1,354)

Reportable income before income tax							82,729

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $39.1 million of the Group’s total revenues.
(2)

Reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company’s Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

	Year ended December 31, 2016
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	114,747	286,512	49,614	25,192	476,065	—	476,065

Depreciation and amortization	1,993	2,110	649	239	4,991	14,460	19,451

Segments Results	17,433	71,983	10,308	3,678	103,402	(48,930)	54,472

Financial expense, net							2,120

Reportable income before income tax							52,352

(1)	Revenues from one customer of the Group’s Western Europe segment represents approximately $40.0 million of the Group’s total revenues.
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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

	Year ended December 31, 2015
				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe (1)	Asia-Pacific	and Africa	Segments	Reconciliation (2)	Consolidated
	(in thousands)
Revenues	102,104	251,496	40,711	21,644	415,955	(2,820)	413,135

Depreciation and amortization	2,233	2,219	528	241	5,221	11,722	16,943

Segments Results	6,485	48,444	5,232	3,272	63,433	(53,192)	10,241

Financial income, net							(4,842)

Reportable income before income tax							15,083

(1)	Revenue from one customer of the Group’s Western Europe segment represents approximately $37.3 million of the Group’s total revenues.
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

				Central and
				Eastern
				Europe,
		Western		Middle East	Reportable
	The Americas	Europe	Asia-Pacific	and Africa (1)	Segments	Reconciliation (2)	Consolidated
	(in thousands)
December 31, 2017	10,424	18,883	6,561	135,675	171,543	38,365	209,908
December 31, 2016	8,879	16,418	4,947	134,384	164,628	37,582	202,210
December 31, 2015	10,364	13,757	6,713	124,460	155,294	42,095	197,389

(1)

Includes the depreciated cost of property, plant and equipment of the manufacturing facilities as of December 31, 2017 in the amount of $134.8 million (2016 and 2015: $133.6 million and $122.8 million, respectively).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

(2)	Refer to Note 8 for additional information with respect to an impairment of other intangible assets in the amount of $1.8 million recorded under other expense in the statement of operations in 2016.

Reconciliation of geographical segments to total non-current assets:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Geographical segments non-current assets	155,294	164,628	171,543
Intangible assets	42,095	37,582	38,365
Other non-current assets	1,537	6,842	10,695
Consolidated non-current assets	198,926	209,052	220,603

Major customers

During 2017, 2016 and 2015 a distributor, located in Western Europe represented 7.2%, 8.4%, 9.0%, respectively, of the total revenue of the Group.

Information about products

	Year ended December 31,
	2015	2016	2017
	Revenues
	(In thousands)
Sparkling water makers and exchangeable CO2 cylinders	131,749	170,790	212,293
Consumables	272,276	297,011	323,449
Other	9,110	8,264	7,629

Total	413,135	476,065	543,371

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 7 - Property, plant and equipment

						Office
	Land and buildings		Leasehold	Machinery and equipment		furniture and
(in thousands)	Cost	Grants	improvements	Cost	Grants	equipment	Cylinders	Vehicles	Total
Cost
Balance as of January 1, 2016	65,887	(6,487)	15,637	135,905	(12,394)	18,300	33,272	1,231	251,351
Additions	8,596	—	274	15,849	—	1,669	—	49	26,437
Reclassification to assets held for sale	(1,702)	—	—	—	—	—	—	—	(1,702)
Disposals	—	—	(156)	(2,753)	—	(7,327)	(987)	(391)	(11,614)
Reclassification from Inventories	—	—	—	—	—	—	1,635	—	1,635
Effect of changes in exchange rates	—	—	(52)	(227)	—	(96)	(655)	5	(1,025)
Balance as of December 31, 2016	72,781	(6,487)	15,703	148,774	(12,394)	12,546	33,265	894	265,082
Additions	6,543	(319)	403	13,475	(798)	2,406	—	1	21,711
Disposals	—	—	(75)	(11,069)	—	(1,268)	(61)	(411)	(12,884)
Reclassification from Inventories	—	—	—	—	—	—	2,448	—	2,448
Effect of changes in exchange rates	—	—	326	878	—	737	2,804	23	4,768

Balance as of December 31, 2017	79,324	(6,806)	16,357	152,058	(13,192)	14,421	38,456	507	281,125

Accumulated depreciation
Balance as of January 1, 2016	927	(86)	11,836	66,050	(5,793)	14,569	7,447	1,107	96,057
Depreciation for the year	983	(120)	236	12,154	(1,027)	2,086	1,635	65	16,012
Reclassification to assets held for sale	(218)	—	—	—	—	—	—	—	(218)
Disposals	—	—	(150)	(2,574)	—	(7,388)	(485)	(348)	(10,945)
Effect of changes in exchange rates	—	—	(39)	(125)	—	(131)	(163)	6	(452)
Balance as of December 31, 2016	1,692	(206)	11,883	75,505	(6,820)	9,136	8,434	830	100,454
Depreciation for the year	1,010	(136)	879	17,423	(1,377)	1,627	(114)	24	19,336
Disposals	—	—	(65)	(10,489)	—	(1,265)	(16)	(396)	(12,231)
Effect of changes in exchange rates	—	—	233	507	—	636	624	23	2,023

Balance as of December 31, 2017	2,702	(342)	12,930	82,946	(8,197)	10,134	8,928	481	109,582

Carrying amounts
As of January 1, 2016	64,960	(6,401)	3,801	69,855	(6,601)	3,731	25,825	124	155,294
As of December 31, 2016	71,089	(6,281)	3,820	73,269	(5,574)	3,410	24,831	64	164,628
As of December 31, 2017	76,622	(6,464)	3,427	69,112	(4,995)	4,287	29,528	26	171,543

Depreciation of machinery equipment (cost and grants), cylinders and vehicles is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments that utilize the relevant assets, primarily in cost of revenues and general and administrative expenses.

A.	Property, plant and equipment under finance leases

The Group leases certain property, plant and equipment under a finance lease agreement. As of December 31, 2017, the net carrying amount of the leased land and buildings is $2.0 million (2016: $2.1 million).

B.	Property, plant and equipment fully depreciated and still in use

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2017, the original cost of such assets is $53 million (2016: $45 million).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Intangible assets

	Trademarks,
	patents
	and other
	intellectual
(in thousands)	property(1)	Software	Total
Cost

Balance as of January 1, 2016	50,452	23,101	73,553
Additions	50	1,932	1,982
Disposals	—	(2,133)	(2,133)
Impairment of other intangible assets	(3,478)	(50)	(3,528)
Effect of changes in exchange rates	(809)	(101)	(910)
Balance as of December 31, 2016	46,215	22,749	68,964
Additions	72	2,221	2,293
Disposals	—	(1,496)	(1,496)
Effect of changes in exchange rates	1,472	585	2,057
Balance as of December 31, 2017	47,759	24,059	71,818

Accumulated amortization

Balance as of January 1, 2016	19,456	12,002	31,458
Amortization for the year	527	2,912	3,439
Disposals	—	(1,740)	(1,740)
Impairment of other intangible assets	(1,659)	(39)	(1,698)
Effect of changes in exchange rates	29	(106)	(77)
Balance as of December 31, 2016	18,353	13,029	31,382
Amortization for the year	295	2,657	2,952
Disposals	—	(1,478)	(1,478)
Effect of changes in exchange rates	76	521	597
Balance as of December 31, 2017	18,724	14,729	33,453

Carrying amounts
As of January 1, 2016	30,996	11,099	42,095
As of December 31, 2016	27,862	9,720	37,582
As of December 31, 2017	29,035	9,330	38,365

(1)	Other intellectual property includes mainly goodwill, customer relations and technology.

Amortization of intangible assets is charged to the departments which utilize the relevant assets (i.e., cost of revenues, sales and marketing expenses or general and administrative expenses).

A.	Intangible assets with indefinite useful life

Other than goodwill, the Group has intangible assets with indefinite useful life. Indefinite-lived intangible assets are comprised of trademarks in the amount of $15 million (2016: $15 million) for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life given the strength and durability of the Group’s brands and the level of marketing support.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

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

Note 9 – Inventories

	As of December 31,
	2016	2017
	(in thousands)
Raw materials and work in process	31,540	37,282
Finished goods	49,722	51,459
Refill cylinder inventory	6,724	8,347

Total	87,986	97,088

During the current year, the write-down of inventories to net realizable value, which was recorded in cost of revenues, amounted to $7.2 million (2016: $6.5 million).

Note 10 - Other receivables

	As of December 31,
	2016	2017
	(in thousands)
VAT refundable	2,879	8,729
Customs receivable	2,123	1,389
Advances to suppliers	1,431	1,250
Government grants receivables	8,906	3,882
Prepaid expenses	2,875	2,443
Other	2,399	1,557

Total	20,613	19,250

Note 11 - Cash and cash equivalents

Cash and cash equivalents

	As of December 31,
	2016	2017
	(in thousands)
Bank balances	32,670	46,885
Bank deposits (1)	17,580	38,283

Total	50,250	85,168

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

(1)	Deposit in New Israeli Shekel (NIS) and USD. Bears nominal interest rate of 0.17%‑1.54% as at December 31, 2017 (2016: 0.13%-0.75%).

The Group’s exposure to credit and market risks related to cash and cash equivalents is disclosed in Note 23.

Note 12 - Capital and reserves

A.	Share capital

	Ordinary Shares
In thousands of shares	2015	2016	2017
On issue at January 1	21,003	21,090	21,361

RSU vested during the period (1)	7	—	—
Exercise of employee equity awards (2)	80	271	762

On issue at December 31,	21,090	21,361	22,123

Authorized (3)	54,000	54,000	54,000

In USD thousands
Issued and fully paid on December 31	3,414	3,461	3,599

(1)	The RSU relate to a deferred consideration with respect to the shares of an acquired subsidiary, which was accounted for as a compound instrument.
(2)	See Note 26.
(3)	Par value NIS 0.645 each.

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

Note 13 - Loans and borrowings

As of December 31, 2017, the Group has no outstanding debt.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Pledges and guarantees

In order to secure fulfillment of the conditions related to the receipt of government grants, a floating lien was registered in favor of the State of Israel on substantially all of the assets of the Company’s manufacturing subsidiary.

In addition, the Group has agreed that in the event it will create or undertake to create any pledge or charge on its assets in favor of any financial institutions, it shall grant the same collateral in equal rank to its existing financial institutions.

Note 14 - Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits and share-based payments.

The Group’s liability for employee severance benefits in respect of its Israeli employees is in accordance with the Israeli Severance Pay Law - 1963 (hereinafter - the Severance Law). For employment periods from July 2010 onwards, with respect to most of its Israeli employees, the Group has a defined contribution plan for which under Section 14 of the Severance Law, contributions to the plan are in lieu of payments of severance pay. For employment periods before July 2010, with respect to its Israeli employees, and for employment periods after July 2010 regarding some of its Israeli employees, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The Group has an additional reserve deposited in the Group’s name in a recognized compensation fund. Withdrawal of the reserve accruals is contingent upon fulfillment of detailed provisions in the Severance Law.

Other long-term benefits consist of seniority grant obligations.

Short-term benefits consist of salary and related expenses and liability for holiday pay.

For information regarding share-based payments, see Note 26.

	December 31,
	2016	2017
	(in thousands)
Post-employment benefits
Present value of funded obligations	5,458	5,583
Less fair value of plan assets	(3,994)	(4,157)
Recognized liability for defined benefit plan	1,464	1,426

Other long-term benefits
Liability for seniority grant obligations	747	872

Short-term benefits
Salary and related expenses	10,897	14,982
Liability for holiday pay	2,330	3,561
Total short-term benefits	13,227	18,543

Total employee benefits liabilities	15,438	20,841

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

	December 31,
	2016	2017
	(in thousands)
Presented under the following items:
Other current liabilities	13,227	18,543
Employee benefits (non-current liabilities)	2,306	2,403
Other receivables (non-current assets)	(95)	(105)

A.Post-employment benefit plans - defined benefit plan

1.Movement in the present value of the defined benefit obligations

	December 31,
	2016	2017
	(in thousands)
Defined benefit obligations as of January 1	5,960	5,458
Benefits paid by the plan	(779)	(553)
Current service cost and interest cost	402	418
Changes in respect of foreign exchange differences	(85)	186
Remeasurements:
- Experience adjustments	153	53
- Actuarial (gains) losses from changes in financial assumptions	(193)	21

Defined benefit obligations as of December 31	5,458	5,583

2.	Movement in plan assets

	December 31,
	2016	2017
	(in thousands)
Fair value of plan assets as of January 1	4,415	3,994
Contributions paid into the plan	389	74
Benefits paid by the plan	(539)	(79)
Changes in respect of foreign exchange differences	(42)	180
Interest income	38	14
Return on plan assets, excluding interest income	(267)	(26)

Fair value of plan assets as of December 31	3,994	4,157

3.	Expense recognized in the statement of operations

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Current service costs including foreign exchange differences	397	318	412
Net interest on net defined liability	15	2	(2)

Total	412	320	410

4.	Actual return on plan assets

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Actual return on plan assets	(28)	(228)	(25)

5.	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2015	2016	2017
Discount rate as of December 31	1.12%	1.34%	2.82%
Future salary nominal increases (1)	2.06%	2.27%	3.63%

(1)	Based on management assessment.

Assumptions regarding future mortality are based on published statistics and mortality tables.

6.	Plan assets

	December 31,
	2016	2017
	(in thousands)
Plan assets comprise
Equity instruments	441	460
Debt instruments	584	610
Real estate funds	383	400
Investment funds	2,586	2,687

Total	3,994	4,157

7.	Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes the impact of changes in the respective assumptions on the defined benefit obligation at the end of the reporting period.

Defined benefit obligation

	December 31, 2017
	0.5% increase	0.5% decrease
	(in thousands)
Discount rate	(27)	31

Future salary nominal increases	28	(32)

The above sensitivities are based on the average duration of the benefit obligation determined at the reporting date and are applied to adjust the defined benefit obligation for the assumption concerned.

8.	Expected contributions in 2018

The Group contribution to its funded defined benefit plan is expected to be $343,000 in 2018.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

B.	Post-employment benefit plans - defined contribution plan

The Group has a defined contribution plan in respect of the Group’s liability to pay the saving component of provident funds and in respect of certain of its employees who are subject to Section 14 of the Severance Law.

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Amount recognized as expense in respect of defined contribution plan	2,626	2,394	3,694

Note 15 - Provisions

	Legal	Right of
	claims	return	Warranty	Total
	(in thousands)
Balance as of January 1, 2017	282	394	1,970	2,646
Provision made during the period	350	454	178	982
Provisions used during the period	(170)	(51)	(1,012)	(1,233)
Changes in respect of foreign exchange differences	20	44	143	207
Balance as of December 31, 2017	482	841	1,279	2,602

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

Warranties

The Group provides a limited warranty for products sold to customers.

Note 16 - Other current liabilities

	As of December 31,
	2016	2017
	(in thousands)
Employees and payroll-related accruals	13,227	18,543
VAT payable	3,944	5,302
Customer prepayments	4,230	5,904
Other	861	712

Total	22,262	30,461

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 17 - Sales and marketing

	For the year ended December 31,
	2015	2016	2017
	(in thousands)
Wages and salaries	33,093	30,938	35,847
Advertising and promotions	55,133	64,890	76,687
Distribution costs	22,322	21,451	23,445
Commissions	6,975	8,218	3,958
Travel expenses	2,409	2,379	2,827
Storage expenses	6,388	6,849	8,024
Depreciation	524	374	251
Other	11,797	9,558	8,186

Total sales and marketing expenses	138,641	144,657	159,225

Note 18 - General and administrative

	For the year ended December 31,
	2015	2016	2017
	(in thousands)
Wages and salaries	18,115	18,519	20,177
Share-based compensation	6,471	4,801	5,225
Communication and support costs	4,008	3,521	3,773
Rental and building maintenance	3,230	3,038	3,511
Professional advisors	1,439	1,225	1,096
Legal	2,085	2,176	4,761
Audit & review	1,111	988	1,029
Depreciation	4,858	5,034	4,104
Travel expenses	725	623	709
Other	5,216	3,597	4,732

Total general and administrative	47,258	43,522	49,117

Note 19 - Other expenses, net

	For the year ended December 31,
	2015	2016	2017
	(in thousands)
Impairment of other intangible assets	631	1,830	—
Other expenses, net	—	497	142

Total other expenses, net	631	2,327	142

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Financial expense (income), net

	For the year ended December 31,
	2015	2016	2017
	(in thousands)
Interest expense related to loans and borrowings	468	550	128
Interest income on bank balances and bank deposits	(102)	(91)	(556)
Interest expense (income) related to tax authorities, net	(16)	64	7
Total interest expense (income), net	350	523	(421)

Foreign exchange differences, net	—	1,490	—
Bank charges	392	341	358
Other	—	—	945
Other financial expenses	392	1,831	1,303

Foreign exchange differences, net	4,245	—	2,236
Other	1,339	234	—
Other financial income	5,584	234	2,236

Total other financial expense (income), net	(5,192)	1,597	(933)

Total financial expense (income), net	(4,842)	2,120	(1,354)

Note 21 - Income tax

A.Details regarding the tax environment of the Group

1.General

The Group subsidiaries are incorporated in various countries where income is generally taxed at statutory rates. Certain subsidiaries benefit from tax incentives or are subject to specific tax rulings.

The regular corporate tax rate in Israel in 2017 is 24% (2016: 25%; 2015: 26.5%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

On January 4, 2016, the Israeli parliament (the Knesset) passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, pursuant to which, inter alia, the corporate tax rate was reduced by 1.5% to a rate of 25% as of January 1, 2016.

Furthermore, on December 21, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, pursuant to which, inter alia, the corporate tax rate was reduced from 25% to 23% in two steps. The first step was to a rate of 24% as of January 2017 and the second step will be to a rate of 23% as of January 2018.

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2017 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The U.S. Tax Cuts and Jobs Act (hereinafter - the Tax Act) was enacted on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

The Tax Act impacted the Company's tax benefit in the amount of approximately $0.8 million.

2.	Benefits under the Law for the Encouragement of Capital Investments - 1959

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments - 1959 (hereinafter - the Encouragement Law). The subsidiary received grants and was entitled to tax benefits relating to investment programs that were subject to Approved Enterprise certificates under the Encouragement Law prior to its 2011 amendment.

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

3.	Amendment to the Law for the Encouragement of Capital Investments - 1959

On December 29, 2010, the Knesset approved the Economic Policy Law for 2011‑2012, which includes an amendment to the Law for the Encouragement of Capital Investments - 1959 (hereinafter - the Amendment). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

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

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, which raised the tax rates on preferred income as from the 2014 tax year as follows: 9% for Development Area A and 16% for the rest of the country (compared with 7% for Development Area A and 12.5% for the rest of the country in 2013).

On December 21, 2016, the Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, which reduced the tax rate on preferred income for a preferred enterprise in Development Area A from 9% to 7.5% as from 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli resident company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter -the relief). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The abovementioned Israeli subsidiary of the Company, whose enterprise is located in Development Area A, elected to be included in the scope of the amendment of the law as a preferred company as of the 2011 tax year. The subsidiary’s entitlement to be included in the scope of the amendment is subject to fulfillment of certain conditions.

The subsidiary is also qualified as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) - 1969 and accordingly, among other benefits, is entitled to higher rates of depreciation.

B.	Composition of income tax expense

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Current tax expense (income)
Current period (1)	2,189	6,262	11,790
Adjustments for prior periods, net	(648)	325	(298)
	1,541	6,587	11,492

Deferred tax expense (income)
Origination and reversal of temporary differences	1,342	1,895	(2,364)
Change in tax rate	123	(596)	(788)
	1,465	1,299	(3,152)

Income tax expense	3,006	7,886	8,340

	Year ended December 31,
	2015	2016	2017
	(in thousands)
(1) Including benefits arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period (for which deferred taxes were not recognized) that was used to reduce current tax expense	1,283	1,383	697

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

C.	Reconciliation between the theoretical tax on the income before income tax and the income tax expense

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Income before income tax	15,083	52,352	82,729

Primary tax rate of the Company	26.5%	25.0%	24.0%

Income tax using the Company’s primary tax rate	3,997	13,088	19,855

Additional tax (tax saving) in respect of:
Different tax rate, subsidiaries	(5,658)	(6,753)	(9,773)
Tax exempt income	(167)	(11)	(1,853)
Non-deductible expenses	4,006	1,915	840
Utilization of tax losses and benefits from prior periods for which deferred taxes were not recognized	(1,283)	(1,383)	(697)
Current year tax losses and benefits for which deferred taxes were not recognized	2,156	325	699
Reversal of prior periods deferred tax losses and tax benefits	283	1,097	143
Taxes in respect of prior periods, net	(649)	325	(298)
Effect of change in tax rate	123	(596)	(788)
Other differences	198	(121)	212

Income tax expense	3,006	7,886	8,340

D.Deferred tax assets and liabilities

1.Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the expected date of reversal.

Deferred tax assets and liabilities are attributable to the following items:

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2017	293	(6,542)	(53)	231	2,373	3,506	(820)	(1,012)
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(56)	94	14	160	190	2,016	(54)	2,364
Effect of change in tax rate	—	1,467	—	—	(679)	—	—	788
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	37	1	(4)	16	21	—	(55)	16
Net balance at December 31, 2017	274	(4,980)	(43)	407	1,905	5,522	(929)	2,156
Presented under assets	234	—	—	255	424	5,522	—	6,435
Presented under liabilities	40	(4,980)	(43)	152	1,481	—	(929)	(4,279)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

		Property,			Carry-forward	Unrealized	Tax deductible
		plant and		Employee	tax losses	intra-	provisions for
	Inventories	equipment	Intangibles	benefits	and deductions	Group profits	product returns	Total
	(in thousands)
Net balance at January 1, 2016	352	(6,824)	(522)	187	7,385	259	(563)	274
Changes recognized in the statement of operations:
Origination and reversal of temporary differences	(41)	(299)	472	64	(5,053)	3,247	(285)	(1,895)
Effect of change in tax rate	(6)	581	—	(17)	38	—	—	596
Changes recognized in other comprehensive income:
Changes in respect of foreign exchange differences	(12)	—	(3)	(3)	3	—	28	13
Net balance at December 31, 2016	293	(6,542)	(53)	231	2,373	3,506	(820)	(1,012)
Presented under assets	262	47	—	147	192	3,506	—	4,154
Presented under liabilities	31	(6,589)	(53)	84	2,181	—	(820)	(5,166)

2.	Unrecognized deferred tax assets

Total accumulated tax losses available for carry forward as of December 31, 2017 amounted to $13.6 million (2016: $20 million). The Group has not recognized $2.7 million (2016: $4.7 million) of the potential future tax benefits since it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

E.	Tax assessments

During 2015, the Company has reached an agreement with the Israeli tax authority for finalizing its tax assessments and for one of its subsidiaries until and including 2013.

During 2017, the Company completed an assessment by the United States Internal Revenue Service for finalizing its tax assessments until and including 2013.

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

Leasing expenses for the year 2017 were $8.6 million (2016: $7.4 million; 2015: $5.0 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2017 are as follows:

(in thousands)
2018	7,451
2019	5,369
2020	3,294
2021	1,816
2022	1,425
2023 and thereafter	1,020
Total	20,375

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Financial instruments

A.Credit risk

1.Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximum credit risk exposure, as of the reporting date, was as follows:

	December 31,
	2016	2017
	(in thousands)
Cash and cash equivalents	50,250	85,168
Bank deposits	7,000	—
Financial investments	—	70,000
Derivative financial instruments	2,112	404
Government grants receivables	8,906	3,882
Trade receivables	87,430	124,352

2.	Trade receivables

The Group’s trade receivables are composed mainly of different retailers or retailer groups in various countries. The Group’s management considers that there is no significant concentration of credit risk.

The aging of trade receivables at the reporting date was:

	December 31,
	2016	2017
	(in thousands)
Not past due	75,196	100,767
Past due 1‑30 days	10,430	20,386
Past due 31‑90 days	1,805	3,213
Past due more than 90 days	1,418	649
	88,849	125,015
Allowance for uncollected receivables	(1,419)	(663)
Total	87,430	124,352

Allowance for uncollected receivables during the year:

	December 31,
	2016	2017
	(in thousands)
Balance as of January 1	1,881	1,419
Provision for non-collection, net	(202)	(233)
Write-offs charged against the allowance	(260)	(523)
Balance as of December 31	1,419	663

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region and currency is as follows:

	As of December 31,
	Currency	2016	2017
		(in thousands)
United States	Dollar	12,632	15,657
Euro countries (1)		€47,026	72,297
Israel	NIS	4,246	5,094
Switzerland	CHF	2,099	3,300
Australia	AUD	8,991	10,106
South Africa	ZAR	1,246	1,701
United Kingdom	GBP	1,601	1,804
Sweden	SEK	2,968	3,502
Denmark	DKK	242	440
Norway	NOK	691	935
Canada	CAD	2,006	4,421
New Zealand	NZD	81	110
Japan	JPY	2,919	3,564
Argentina	ARS	—	288
Others		682	1,133
Total		87,430	124,352

(1)	Includes Euro-zone countries and other countries that have sales denominated in Euros.

The Group’s most significant customer, a retailer located in Western Europe, accounts for $11.3 million of the trade and other receivables carrying amount at December 31, 2017 (December 31, 2016: $5.6 million).

The maximum exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	As of December 31,
	2016	2017
	(in thousands)
Wholesale customers	76,694	111,408
Distributors	10,190	12,223
End-user customers	546	721
Total	87,430	124,352

Credit enhancements

Most of the Group’s trade receivables are insured by credit insurance policy provided by an international insurer. The insurance coverage is up to a cumulative credit limit of $312 million, providing an indemnification up to a cumulative of the maximum between $21.6 million or 40 times the current insurance year premium, per annum.

B.	Liquidity risk

The Group maintains credit facilities in order to meet its obligations.

As of December 31, 2017, the Group had no outstanding debt. As of December 31, 2017, the Company had short-term credit facilities with a total borrowing capacity of $3.0 million, of which none was outstanding as of such

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

date. In addition, as at December 31, 2017, the Group entered into agreements in principle with financial institutions to receive additional credit in the total amount of up to $ 132.4 million (2016: $47 million).

The following tables present the Group’s financial liabilities’ contractual payment schedule, including an estimate of interest payments. This disclosure is based, where relevant, on interest rates and exchange rates as of the reporting date:

	December 31, 2017
	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1-6 months	7‑12 months	1‑3 years	3‑5 years
	(in thousands)
Non-derivative financial liabilities
Trade payables	61,215	61,215	61,215	—	—	—
Other current liabilities	695	695	642	53	—	—
Total non-derivative financial liabilities	61,910	61,910	61,857	53	—	—

	December 31, 2016
	Carrying	Expected	Within	Within	Within	Within
	amount	cash flow	1‑6 months	7‑12 months	1‑3 years	3‑5 years
	(in thousands)
Non-derivative financial liabilities
Trade payables	41,643	41,643	41,626	17	—	—
Other current liabilities	859	859	859	—	—	—
Total non-derivative financial liabilities	42,502	42,502	42,485	17	—	—

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

C.Market risk

1.Foreign currency risk

i.Exposure to foreign currency risk

The Group’s exposure to foreign currency risk as of the reporting date was as follows:

	December 31, 2017
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	ARS	Total
Current assets
Cash and cash equivalents	30,814	23,104	21,148	960	1,331	505	1,619	988	324	369	2,812	270	905	19	85,168
Trade receivables	16,790	72,297	5,094	3,300	10,106	1,701	1,804	3,502	440	935	4,421	110	3,564	288	124,352
Other receivables	—	—	3,882	—	—	—	—	—	—	—	—	—	—	—	3,882
Derivative financial instruments	404	—	—	—	—	—	—	—	—	—	—	—	—	—	404
Financial investments	70,000	—	—	—	—	—	—	—	—	—	—	—	—	—	70,000
Total assets	118,008	95,401	30,124	4,260	11,437	2,206	3,423	4,490	764	1,304	7,233	380	4,469	307	283,806
Current liabilities
Trade payables	11,140	19,805	24,397	207	1,356	780	569	573	142	125	1,238	44	698	141	61,215
Other current liabilities	—	475	97	—	70	—	—	—	—	—	—	—	53	—	695
Derivative financial instruments	215	—	—	—	—	—	—	—	—	—	—	—	—	—	215
Total liabilities	11,355	20,280	24,494	207	1,426	780	569	573	142	125	1,238	44	751	141	62,125
Total assets, net	106,653	75,121	5,630	4,053	10,011	1,426	2,854	3,917	622	1,179	5,995	336	3,718	166	221,681

	December 31, 2016
	(in thousands)
	Dollar	€	NIS	CHF	AUD	ZAR	GBP	SEK	DKK	NOK	CAD	NZD	JPY	ARS	Total
Current assets
Cash and cash equivalents	9,087	13,670	19,367	2,064	370	308	1,105	1,238	301	392	1,381	426	541	—	50,250
Bank deposits	7,000	—	—	—	—	—	—	—	—	—	—	—	—	—	7,000
Trade receivables	13,314	47,026	4,246	2,099	8,991	1,246	1,601	2,968	242	691	2,006	81	2,919	—	87,430
Other receivables	—	—	8,906	—	—	—	—	—	—	—	—	—	—	—	8,906
Derivative financial instruments	2,112	—	—	—	—	—	—	—	—	—	—	—	—	—	2,112
Total assets	31,513	60,696	32,519	4,163	9,361	1,554	2,706	4,206	543	1,083	3,387	507	3,460	—	155,698
Current liabilities
Trade payables	8,541	9,762	18,856	818	1,267	154	512	264	75	188	693	51	462	—	41,643
Other current liabilities	—	772	87	—	—	—	—	—	—	—	—	—	—	—	859
Non-current liabilities
Total liabilities	8,541	10,534	18,943	818	1,267	154	512	264	75	188	693	51	462	—	42,502
Total assets (liabilities), net	22,972	50,162	13,576	3,345	8,094	1,400	2,194	3,942	468	895	2,694	456	2,998	—	113,196

During 2017 and 2016, the Group held a number of derivative contracts to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which part of the raw-material purchases are made.

As of December 31, 2017, the Group’s notional investment in currency derivatives is $125.3 million

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

(2016: $111.4 million) with fair value of $0.2 million (2016: $2.1 million).

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31,
	2016	2017	2016	2017
	Annual change		Reporting date spot rate
1 EUR	(3.72)%	14.00%	1.05	1.20
1 NIS	1.18%	10.95%	0.26	0.29
1 CHF	(2.77)%	4.44%	0.98	1.02
1 AUD	(1.20)%	8.51%	0.72	0.78
1 ZAR	12.07%	11.30%	0.07	0.08
1 GBP	(16.76)%	9.53%	1.23	1.35
1 SEK	(7.87)%	10.94%	0.11	0.12
1 DKK	(3.35)%	13.85%	0.14	0.16
1 NOK	1.25%	5.31%	0.12	0.12
1 CAD	3.14%	7.19%	0.74	0.80
1 NZD	1.09%	2.74%	0.69	0.71
1 JPY	3.01%	3.90%	0.01	0.01
1 ARS	(18.36)%	(15.08)%	0.06	0.05

ii.Sensitivity analysis

A strengthening or weakening of the U.S. Dollar, as indicated below, against the following currencies as of December 31, 2017 would have increased (decreased) equity and net income by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. This analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2017
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(6,925)	1,088	7,326	(687)
NIS	(653)	(348)	789	484
CHF	304	689	135	(250)
AUD	(468)	527	746	(249)
ZAR	(143)	—	143	—
GBP	(15)	250	180	(85)
SEK	(149)	237	247	(139)
DKK	(62)	—	62	—
NOK	(118)	—	118	—
CAD	91	694	323	(281)
NZD	(34)	—	34	—
JPY	(25)	338	201	(162)
ARS	(17)	23	17	(23)

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

	December 31, 2016
	Devaluation		Revaluation
	Equity	Net income	Equity	Net income
	(in thousands)
Change of 10% in:
EUR	(3,943)	637	4,474	(106)
NIS	(2,397)	(2,068)	4,436	4,107
CHF	226	510	43	(242)
AUD	(469)	340	662	(147)
ZAR	(140)	—	140	—
GBP	58	267	46	(163)
SEK	(229)	126	280	(75)
DKK	(47)	—	47	—
NOK	(90)	—	90	—
CAD	225	510	4	(281)
NZD	(46)	—	46	—
JPY	(145)	155	170	(130)

2.Interest rate risk

Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31,
	2016	2017
	Carrying amount
	(in thousands)
Fixed rate instruments
Financial assets	24,580	38,283
Variable rate instruments
Financial assets	—	70,000

3. Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, bank deposits, financial investments, trade receivables, derivative financial instruments, trade payables and other current liabilities are the same or proximate to their fair value.

For further information regarding determination of fair values see Note 4.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value by the valuation method.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The different hierarchy levels have been defined in Note 4:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial assets
Financial investments	—	70,000	—	70,000
Derivative financial instruments	—	404	—	404
Total assets	—	70,404	—	70,404
Financial Liabilities
Derivative financial instruments	—	215	—	215
Total non-derivative financial liabilities	—	215	—	215

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial assets
Derivative financial instruments	—	2,112	—	2,112
Total assets	—	2,112	—	2,112

Note 24 - Contingencies

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

Legal claims and proceedings (excluding claims with no specified amount, claims fully covered by the Group’s insurance policy and claims where the likelihood of an outflow of resources is considered to be remote) amounted to $28.5 million as of December 31, 2017 in respect of two separate legal proceedings, with Mineracqua – the Federation of Natural Mineral Water Industries, Spring Waters and Soft Drinks in Italy and the Histadrut (General Federation of Labor in Israel) in Israel. Most of the amount is attributed to the Mineracqua claim. The provision included in the financial statements for legal claims and proceedings totaled $0.5 million as of December 31, 2017.

The Group is also a party to various personal injury claims (of employees and consumers), as a direct party or a third party. These claims are handled by the Group’s insurers.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Contractual Obligations

The Company’s significant contractual obligations and commitments as of December 31, 2017 amount to $48.4 million. The amount includes purchase obligations for raw material, services and property plant and equipment for a period of less than 1 year.

Note 25 - Net income per share

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Net income for the year ended December 31	12,077	44,466	74,389
Opening balance at January 1	21,003	21,090	21,361
RSU Adjustment (see note 12A‑1)	7	—	—
Effect of employee options exercised (1)	27	93	447
Weighted average number of shares at December 31 - basic	21,037	21,183	21,808
Effect of employee options (1)	80	333	769
Weighted average number of shares at December 31 - diluted	21,117	21,516	22,577
Net income per share (In $)
Basic	0.57	2.10	3.41
Diluted	0.57	2.07	3.29

(1)	See Note 26.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

At December 31, 2017, 155 thousand options (in 2016 and 2015: 236 thousand and 1,765 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 26 - Share-based payments

In December 2007 and in October 2010, the Group established two employee share option plans (hereinafter - the 2007 Option Plan and the 2010 Option Plan, respectively). The 2007 Option Plan and the 2010 Option Plan entitle key management personnel and senior employees to purchase the Company’s shares. Each option entitles the option holder to purchase one ordinary share of the Company at the exercise price. The 2007 Option Plan and the 2010 Option Plan are intended to provide an incentive to retain employees and to attract new employees that the Board of Directors determines provide services that are valuable to the Group. The administration of the 2007 Option Plan and the 2010 Option Plan is under the responsibility of a committee appointed by the Board of Directors.

The use of the term options in this note includes both share options and RSU unless stated otherwise.

As of December 31, 2017, 1,309,121 ordinary shares were available for issuance under our option plans of which options to purchase 1,022,830 ordinary shares have been granted and are outstanding.

The options granted as of February 23, 2012, will expire ten years after the grant date. Options granted on or after February 23, 2012, but prior to February 26, 2013 will expire six years after the grant. Options granted on or after February 26, 2013, will expire five years after the grant date.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The basic terms of the 2007 and the 2010 Option Plans: 25% or 33.3% of the equity awards will vest one year after the date of grant and the remainder will vest in equal portions at the end of each three-month period thereafter over four or three years, respectively. Equity awards to non-employees directors under the 2010 Option Plan prior to November 2017, vest annually in three equal installments on the first, second and third anniversaries of the date of grant.

In December 2015, the annual general meeting approved a grant of 600,000 options to the CEO out of which 300,000 options immediately vested at grant date and 300,000 options were subject to market condition of which 150,000 options became exercisable once the Company’s price per share exceeded $22, for certain consecutive trading days, following the first anniversary of date of grant and the remaining 150,000 options became exercisable once the Company’s price per share exceeded $27, for certain consecutive trading days, following the second anniversary of date of grant.

In December 2015, the annual general meeting approved to grant to the CEO 100,000 options under the 2010 option plan and a cash bonus in the event of a strategic investment in the Company. The cash bonus will be equal to 1% of the cash amount invested in the Company at the closing of the strategic investment up to a maximum bonus amount of $500,000. The strategic investment will be in the aggregate amount of not less than $25 million and the identity of the investor would make a contribution to the Company beyond the actual sum of the purchase of share of the Company.

In November 2017, our shareholders approved an Equity-Based Compensation Framework to our non-employees directors. Under the terms of the Equity-Based Compensation Framework, upon first becoming a member of our board of directors and on each anniversary thereafter, provided the director is still in office, each of our non-employee directors, will receive a grant of options to purchase up to 2,500 ordinary shares of the Company and 2,500 RSUs. The options and RSUs will fully vest on the first anniversary of the date of grant. In addition, three of the Company’s directors received an aggregate grant of 5,504 RSUs. Such RSUs will vest annually, in two equal installments, over a two-year period, on the first and second anniversaries of the grant.

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

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant	Number of	Vesting conditions
Period	options	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Quarter 4, 2007	660,211	144,962	29,965	—	—	—	—	—	485,284	—
Quarter 1, 2008	92,470	—	92,470	—	—	—	—	—	—	—
Quarter 2, 2008	90,332	54,264	36,068	—	—	—	—	—	—	—
Quarter 3, 2008	147,816	3,876	52,658	—	—	—	—	—	91,282	—
Quarter 4, 2008	82,171	32,558	—	—	—	—	—	—	49,613	—
Quarter 1, 2009	8,616	—	8,616	—	—	—	—	—	—	—
Quarter 3, 2009	34,109	34,109	—	—	—	—	—	—	—	—
Quarter 4, 2009	29,457	29,457	—	—	—	—	—	—	—	—
Quarter 1, 2010	26,356	26,356	—	—	—	—	—	—	—	—
Quarter 2, 2010	94,186	94,186	—	—	—	—	—	—	—	—
Quarter 4, 2010	727,450	547,450	—	180,000	—	—	—	—	—	—
Quarter 3, 2011	63,000	63,000	—	—	—	—	—	—	—	—
Quarter 4, 2011	183,000	183,000	—	—	—	—	—	—	—	—
Quarter 1, 2012	40,400	40,400	—	—	—	—	—	—	—	—
Quarter 2, 2012	9,000	9,000	—	—	—	—	—	—	—	—
Quarter 3, 2012	97,500	97,500	—	—	—	—	—	—	—	—
Quarter 4, 2012	457,500	7,500	—	—	135,000	315,000	—	—	—	—
Quarter 1, 2013	328,000	328,000	—	—	—	—	—	—	—	—
Quarter 2, 2013	92,100	92,100	—	—	—	—	—	—	—	—
Quarter 3, 2013	5,000	5,000	—	—	—	—	—	—	—	—
Quarter 4, 2013	110,000	110,000	—	—	—	—	—	—	—	—
Quarter 1, 2014	147,300	122,300	—	—	—	—	25,000	—	—	—
Quarter 3, 2014	13,500	13,500	—	—	—	—	—	—	—	—
Quarter 4, 2014	179,500	—	—	—	—	—	—	179,500	—	—
Modification (i)	(133,139)	—	—	—	—	—	—	(133,139)	—
Quarter 2, 2015	61,000	26,000	—	—	—	—	—	35,000	—	—
Quarter 3, 2015	60,500	60,500	—	—	—	—	—	—	—	—
Quarter 4, 2015	813,000	123,000	—	90,000	—	—	—	—	—	600,000
Modification (ii)	(190,000)	—	—	—	—	—	—	—	—	(190,000)
Quarter 1, 2016	78,000	78,000	—	—	—	—	—	—	—	—
Quarter 2, 2016	13,000	13,000	—	—	—	—	—	—	—	—
Quarter 4, 2016	17,000	17,000	—	—	—	—	—	—	—	—
Quarter 2, 2017	250,250	250,250	—	—	—	—	—	—	—	—
Quarter 4, 2017	52,004	26,500	—	—	20,000	—	—	—	5,504	—
Total options Granted	4,740,589

(1)	25% - vests one year after grant date and an additional 6.25% vests at the end of each quarter beginning one year after the grant date
(2)	Fully vested at grant date.
(3)	33.33% - vests one year after grant date and an additional 33.33% vests at the end of each year beginning one year after the grant date.
(4)	Vests one year after the grant date.
(5)	Vests three years after the grant date, subject to performance condition as detailed above.
(6)	Vests 11 months after the grant date.
(7)	33% - vests one year after grant date and an additional 8.33% vests at the end of each quarter beginning one year after the grant date.
(8)	Other than (1) - (7) above (mainly - quarterly-based, ten to twelve quarters).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

(9)

300,000 options fully vested at grant date out of which 190,000 were granted in lieu of 190,000 options which were cancelled. See sub note 9(ii) below. The remaining 300,000 options were subject to market condition with a service period of one year from grant date for 50% of the options, and a service period of two years from grant date for the remaining 50% of the options.

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

A.	The number and weighted average exercise prices of options are as follows:

	Number of options and RSUs			Weighted average exercise price ($) (*)
	2015	2016	2017	2015	2016	2017
Outstanding at January 1	1,813,591	2,273,499	1,520,887	29.11	22.21	19.07
Forfeited and expired during the period	(204,332)	(589,617)	(38,132)	38.04	22.60	15.68
Exercised during the period	(80,260)	(270,995)	(762,179)	15.80	20.32	20.19
Granted during the period	934,500	108,000	302,254	15.50	16.61	53.56
Modification during the period	(190,000)	—	—	15.00	—	—
Outstanding at December 31,	2,273,499	1,520,887	1,022,830	22.21	19.07	24.48
Exercisable at December 31,	959,339	1,019,031	595,136	21.00	20.07	18.21
Weighted average remaining contractual life (years) (*)	4.15	3.60	3.08
Weighted average contractual life (years) (*)	6.07	6.07	5.11

(*)Weighted average data excludes RSU.

The options outstanding as at December 31, 2017 have an exercise price of NIS 0.645, €4.84, €10.32, and $13 - $64 (2016: NIS 0.645, €1.61, €4.84, €10.32, and $13 - $52 ; 2015: NIS 0.645, €1.61, €4.84, €10.32, and $15 - $52). The weighted average share price at the date of exercise for options exercised in 2017 was $56.74 (2016: $30.30; 2015: $16.75).

B.	Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee share option plans was measured based on the Black-Scholes formula for options with non-market conditions and based on Monte Carlo model for options with market conditions. See Note 4E.

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

The inputs used in the measurement of the fair values at grant date of the share-based payment plans were as follows:

	Year ended December 31,
	2015			2016			2017
Weighted average fair value at grant date (in USD)			8.08			7.18			39.15
The parameters used to calculate fair value:
Share price (on grant date) (weighted average) (in USD)			17.26			16.47			57.43
Exercise price (weighted average) (in USD)			15.50			16.61			53.56
Expected volatility (weighted average)	45%	-	58%	42%	-	56%	42%	-	48%
Option life (years)			5			5			5
Expected dividends			0%			0%			0%
Risk-free interest rate	0.38%	-	1.72%	0.47%	-	1.38%	1.10%	-	2.06%

C.	Remuneration expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 3.32% for management (including non-employees) and 3.05% for other employees based on the Company’s assessment.

Remuneration expenses

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Expenses arising from share-based payment grants settled by the Company’s equity instruments	6,471	4,801	5,225

See Note 27 regarding options that were granted to key management personnel.

Note 27 - Related parties

A.	Key management personnel compensation

In addition to their remuneration, the Group also provides non-cash benefits (such as vehicles) to key management personnel. Key management personnel are also entitled to post-employment benefits (for which the Group contributes to a defined benefit plan on their behalf) and participate in the Company’s share option plan (see Note 14 and Note 26, respectively).

SodaStream International Ltd.

Notes to the Consolidated Financial Statements

Compensation to key management personnel:

	Year ended December 31,
	2015		2016		2017
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		(in thousands)		(in thousands)		(in thousands)
Short-term employee benefits	16	2,586	16	2,519	15	3,362
Long-term employee benefits(*)	1	412	—	—	—	—
Post-employment benefits	9	119	8	95	7	109
Share-based payments	16	4,150	16	3,578	14	2,242

Total		7,267		6,192		5,713

(*)The long-term employee benefits include a cash bonus of $1.2 million (of which $0.4 million was recognized in our audited consolidated financial statements for the year ended December 31, 2015 and $0.75 million was recognized in our audited consolidated financial statements for the year ended December 31, 2014) in connection with the long-term incentive plan for the Company’s Chief Executive Officer which was approved by the Company’s shareholders on December 20, 2012 (“the Bonus”). In April 2016, the Company’s Chief Executive Officer notified the Company unilaterally to defer and condition the payment of 50% of the Bonus with the achievement or overachievement of the Company’s operating income target for the year ended December 31, 2016 as per its 2016 budget. The target was achieved and the cash bonus was paid during February 2017.

B.	Exculpation, insurance and indemnification of key management personnel

The Group’s key management personnel and directors are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has entered into agreements with each of its key management personnel and directors exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of our IPO, the maximum amount set forth in such agreement is (1) with respect to indemnification in connection with a public offering of the Company’s securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of the Company’s securities, the greater of (a) an amount equal to 50% of the shareholders’ equity on a consolidated basis, based on the Company’s recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million.

Note 28 - Subsequent events

In February 2018, the Company has completed the acquisition of 100% of the share capital of OPM France SAS, its exclusive distributor in France, in order to utilize further synergies and efficiencies. The purchase price was €17.5 million, subject to customary post-closing price adjustments.